As filed with the Securities and Exchange Commission on July 20, 2018

Registration No. 333-225244

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MARATHON PETROLEUM CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2911	27-1284632
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

539 South Main Street

Findlay, Ohio 45840

Telephone: (419) 422-2121

(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Molly R. Benson

Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary

Marathon Petroleum Corporation

539 South Main Street

Findlay, Ohio 45840

(419) 422-2121

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:

James P. Dougherty, Esq. Benjamin L. Stulberg, Esq. Michael J. Solecki, Esq. Jones Day 901 Lakeside Avenue Cleveland, Ohio 44114 (216) 586-3939	Kim K. W. Rucker Andeavor 19100 Ridgewood Parkway San Antonio, Texas 78259 (210) 626-6000	Frank Aquila, Esq. Audra D. Cohen, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13c-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, par value $0.01 per share	239,794,221	N/A	$18,065,584,624	$2,249,166

(1)	Computed in accordance with Rule 457(f) under the Securities Act.
(2)	Previously paid in connection with the initial filing of the registration statement on May 29, 2018.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said section 8(a), may determine.

The information in the joint proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. The joint proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED JULY 20, 2018

JOINT LETTER TO STOCKHOLDERS OF MARATHON PETROLEUM CORPORATION AND STOCKHOLDERS OF ANDEAVOR

Dear Stockholders:

Marathon Petroleum Corporation, which is referred to as MPC, Andeavor, Mahi Inc. and Mahi LLC have entered into a merger agreement providing for the acquisition of Andeavor by MPC. MPC stockholders as of the close of business on [            ], 2018, the record date, are invited to attend a special meeting of MPC stockholders on [            ], 2018, at [            ] Eastern Time to consider and vote upon a proposal to approve the issuance of MPC common stock in connection with the merger and certain other matters related to the merger, as well as a proposal to increase the number of authorized shares of MPC common stock and a proposal to increase the maximum number of directors permitted to serve on the MPC board. Andeavor stockholders as of the close of business on the record date are invited to attend a special meeting of Andeavor stockholders on [            ], 2018, at [            ] Central Time to consider and vote upon a proposal to adopt the merger agreement and certain other matters related to the merger.

If you are an Andeavor stockholder and the merger contemplated by the merger agreement is completed, you will be entitled to elect to receive, for each issued and outstanding share of Andeavor common stock owned by you immediately prior to the effective time of the merger of Mahi Inc. with and into Andeavor, which is referred to as the first merger, either 1.87 shares of MPC common stock, which is referred to as the stock consideration, or $152.27 in cash, which is referred to as the cash consideration. Elections to receive cash consideration and stock consideration are subject to allocation and proration procedures set forth in the merger agreement to ensure that the total number of shares of Andeavor common stock converted into the right to receive cash consideration is equal to 22,885,359 shares, which is referred to as the cash election number, and the remaining shares of Andeavor common stock to be converted in the merger will be converted into the right to receive stock consideration. If you make no election or an untimely election, or are otherwise deemed not to have submitted an effective form of election, you will be deemed to have made an election to receive the stock consideration. The precise consideration that you will receive will not be known at the time that you vote on the adoption of the merger agreement or make an election because it is dependent upon the aggregate number of shares of Andeavor common stock in respect of which elections to receive the cash consideration and the stock consideration are made. For a description of the consideration that Andeavor stockholders will receive upon completion of the merger, and the potential adjustments to this consideration, see the section entitled “The Merger—Consideration to Andeavor Stockholders” beginning on page 78 of the accompanying joint proxy statement/prospectus.

The market value of the stock consideration, but not the cash consideration, will fluctuate with the price of MPC common stock. Based on the closing price of MPC common stock on April 27, 2018, the last trading day before the public announcement of the signing of the merger agreement, the value of the stock consideration payable to holders of Andeavor common stock upon completion of the merger was approximately $152.27 per share. Based on the closing price of MPC common stock on July 17, 2018, the last practicable date before the date of filing of the joint proxy statement/prospectus accompanying this letter, the value of the stock consideration payable to holders of Andeavor common stock upon completion of the merger was approximately $134.08 per share. Andeavor stockholders should obtain current stock price quotations for MPC common stock and Andeavor common stock. MPC common stock is traded on the New York Stock Exchange, which is referred to as the NYSE, under the symbol “MPC,” and Andeavor common stock is traded on the NYSE under the symbol “ANDV.”

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Internal Revenue Code. Assuming the merger qualifies as a reorganization, a stockholder of Andeavor generally will not recognize any gain or loss upon receipt of the stock consideration in the merger, will recognize gain (but not loss) in an amount not to exceed any cash consideration received in the merger (other than cash received in lieu of a fractional share) and will recognize gain or loss with respect to any cash received in lieu of a fractional share of MPC common stock, as discussed in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 188 of the accompanying joint proxy statement/prospectus.

MPC and Andeavor will each hold a special meeting of its stockholders to consider certain matters relating to the proposed merger, as well as certain other matters. MPC and Andeavor cannot complete the proposed merger unless, among other things, MPC stockholders approve the issuance of shares of MPC common stock in connection with the merger, and Andeavor stockholders adopt the merger agreement.

Your vote is very important. To ensure your representation at your company’s special meeting, please complete and return the enclosed proxy card or submit your proxy via the Internet or by telephone. Please vote promptly whether or not you expect to attend your company’s special meeting. Submitting a proxy now will not prevent you from being able to vote in person at your company’s special meeting if you are otherwise eligible to vote at such meeting.

Paul L. Foster and Franklin Mountain Investments, LP entered into a voting agreement with MPC, Mahi Inc., Mahi LLC and Andeavor pursuant to which they have agreed, among other things, to vote all of the shares of Andeavor common stock beneficially owned by them (constituting approximately 5.2% of the issued and outstanding shares of Andeavor common stock as of April 26, 2018), excluding certain shares of Andeavor common stock that are subject to a pre-existing 10b5-1 trading plan, in favor of the adoption of the merger agreement and other items, on the terms and subject to the conditions set forth in the voting agreement.

The MPC board of directors has determined that the merger agreement, the voting agreement, the merger and the other transactions contemplated by the merger agreement and the voting agreement are fair to, and in the best interests of, MPC and its stockholders; has unanimously approved the merger agreement, the voting agreement, the merger and the other transactions contemplated by the merger agreement and the voting agreement, including the issuance of shares of MPC common stock in connection with the merger; and unanimously recommends that MPC stockholders vote “FOR” the issuance of MPC common stock in connection with the merger and “FOR” each of the other MPC proposals described in the accompanying joint proxy statement/prospectus.

The Andeavor board of directors has determined that the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Andeavor and its stockholders; has unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger; and unanimously recommends that Andeavor stockholders vote “FOR” the adoption of the merger agreement and the approval of the transactions contemplated thereby, including the merger and “FOR” each of the other Andeavor proposals described in the accompanying joint proxy statement/prospectus.

The obligations of MPC and Andeavor to complete the merger are subject to the satisfaction or waiver of the conditions set forth in the merger agreement, a copy of which is included as part of the accompanying joint proxy statement/prospectus. The joint proxy statement/prospectus provides you with detailed information about the proposed merger. It also contains or references information about MPC and Andeavor and certain related matters. You are encouraged to read the joint proxy statement/prospectus carefully and in its entirety. In particular, you should carefully read the section entitled “Risk Factors” beginning on page 49 of the accompanying joint proxy statement/prospectus for a discussion of risks you should consider in evaluating the proposed merger and the issuance of shares of MPC common stock in connection with the merger and how they will affect you.

Sincerely,

Gary R. Heminger Chairman and Chief Executive Officer Marathon Petroleum Corporation	Gregory J. Goff Chairman, President and Chief Executive Officer Andeavor

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the adoption of the merger agreement, the issuance of MPC common stock in connection with the merger, the proposed amendments to the MPC certificate of incorporation or any other transactions described in the accompanying joint proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This document is dated [            ], 2018, and is first being mailed to stockholders of MPC and Andeavor on or about [            ], 2018.

MARATHON PETROLEUM CORPORATION NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON [    ], 2018 IN THE AUDITORIUM OF MARATHON PETROLEUM CORPORATION, 539 SOUTH MAIN STREET, FINDLAY, OHIO 45840

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Marathon Petroleum Corporation, which is referred to as MPC, will be held on [            ], 2018, at [            ] Eastern Time in the Auditorium of Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio 45840, for the following purposes:

•	to consider and vote on a proposal to approve the issuance of shares of MPC common stock in connection with the merger as contemplated by the Agreement and Plan of Merger, dated as of April 29, 2018, as such agreement may be amended from time to time, which is referred to as the merger agreement, among Andeavor, MPC, Mahi Inc. and Mahi LLC, which is referred to as the MPC issuance proposal;

•	to consider and vote on a proposal to adopt an amendment to the restated certificate of incorporation of MPC, as amended, which is referred to as the MPC certificate of incorporation, to increase the number of authorized shares of MPC common stock from one billion to two billion, which is referred to as the MPC authorized stock COI amendment proposal;

•	to consider and vote on a proposal to adopt an amendment to the MPC certificate of incorporation to increase the maximum number of directors permitted to serve on the MPC board of directors, which is referred to as the MPC board, from 12 to 14, which is referred to as the MPC board size COI amendment proposal; and

•	to consider and vote on a proposal to adjourn the MPC special meeting, if reasonably necessary, to provide stockholders with any required supplement or amendment to the accompanying joint proxy statement/prospectus or to solicit additional proxies in the event there are not sufficient votes at the time of the MPC special meeting to approve the MPC issuance proposal, which is referred to as the MPC adjournment proposal.

MPC stockholder approval of the MPC issuance proposal is required to complete the merger. MPC stockholders will also be asked to approve the MPC authorized stock COI amendment proposal, the MPC board size COI amendment proposal and, if necessary, the MPC adjournment proposal. MPC will transact no other business at the MPC special meeting. The record date for the MPC special meeting has been set as [            ], 2018. Only MPC stockholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the MPC special meeting or any adjournments and postponements thereof. See the section entitled “Special Meeting of MPC Stockholders” beginning on page 63 of the joint proxy statement/prospectus accompanying this notice for additional information.

The MPC board unanimously recommends that you vote “FOR” the MPC issuance proposal, “FOR” the MPC authorized stock COI amendment proposal, “FOR” the MPC board size COI amendment proposal and “FOR” the MPC adjournment proposal.

The MPC stockholder proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus, a copy of the voting agreement is attached as Annex B to the accompanying joint proxy statement/prospectus, a copy of the proposed amendment with respect to the MPC authorized stock COI amendment proposal is attached as Annex F to the accompanying joint proxy statement/prospectus and a copy of the proposed amendment with respect to the MPC board size COI amendment proposal is attached as Annex G to the accompanying joint proxy statement/prospectus.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MPC SPECIAL MEETING. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

Your vote is important. Approval of the MPC issuance proposal by the MPC stockholders is a condition to the merger and requires the affirmative vote of a majority of votes cast by MPC stockholders present in person or by proxy at the MPC special meeting and entitled to vote on the proposal. MPC stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically via the Internet or by telephone. Simply follow the instructions provided on the enclosed proxy card. Abstentions will have the same effect as a vote “AGAINST” the MPC issuance proposal.

BY ORDER OF THE BOARD OF DIRECTORS,

Molly R. Benson
Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary

ANDEAVOR

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [            ], 2018

AT 19100 RIDGEWOOD PARKWAY

SAN ANTONIO, TX 78259

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Andeavor will be held on [            ], 2018 at [            ] Central Time at 19100 Ridgewood Parkway, San Antonio, Texas 78259, for the following purposes:

•	to adopt the Agreement and Plan of Merger, dated as of April 29, 2018, as such agreement may be amended from time to time, which is referred to as the merger agreement, among Andeavor, Marathon Petroleum Corporation, Mahi Inc. and Mahi LLC, which is referred to as the Andeavor merger proposal;

•	to consider and vote on a proposal to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to Andeavor’s named executive officers that is based on or otherwise relates to the merger contemplated by the merger agreement, which is referred to as the Andeavor compensation proposal; and

•	to consider and vote on a proposal to adjourn the Andeavor special meeting, if reasonably necessary, to provide stockholders with any required supplement or amendment to the accompanying joint proxy statement/prospectus or to solicit additional proxies in the event there are not sufficient votes at the time of the Andeavor special meeting to approve the Andeavor merger proposal, which is referred to as the Andeavor adjournment proposal.

Andeavor stockholder approval of the Andeavor merger proposal is required to complete the merger. Andeavor stockholders will also be asked to approve the Andeavor compensation proposal and, if necessary, the Andeavor adjournment proposal. Andeavor will transact no other business at the Andeavor special meeting. The record date for the Andeavor special meeting has been set as [            ], 2018. Only Andeavor stockholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the Andeavor special meeting or any adjournments and postponements thereof. For additional information, see the section entitled “Special Meeting of Andeavor Stockholders” beginning on page 71 of the joint proxy statement/prospectus accompanying this notice.

The Andeavor board unanimously recommends that you vote “FOR” the Andeavor merger proposal, “FOR” the Andeavor compensation proposal and “FOR” the Andeavor adjournment proposal.

The Andeavor stockholder proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus and a copy of the voting agreement is attached as Annex B to the accompanying joint proxy statement/prospectus.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE ANDEAVOR SPECIAL MEETING. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

Your vote is important. Approval of the Andeavor merger proposal by the Andeavor stockholders is a condition to the merger and requires the affirmative vote of a majority of the shares of Andeavor common stock outstanding as of the close of business on the record date and entitled to vote on the Andeavor merger proposal. Andeavor stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically via the Internet or by telephone. Simply follow the instructions provided on the enclosed proxy card. Abstentions will have the same effect as a vote “AGAINST” the Andeavor merger proposal.

BY ORDER OF THE BOARD OF DIRECTORS,

Kim K. W. Rucker
Executive Vice President, General Counsel and Secretary

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Marathon Petroleum Corporation, which is referred to as MPC, and Andeavor from other documents that MPC and Andeavor have filed with the Securities and Exchange Commission, which is referred to as the SEC, and that are not contained herein or delivered herewith. For a listing of documents incorporated by reference herein, please see the section entitled “Where You Can Find More Information” beginning on page 236. This information is available for you to review free of charge at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549, and through the SEC’s website at http://www.sec.gov.

You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or other information concerning MPC or Andeavor, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below.

For MPC Stockholders:	For Andeavor Stockholders:

Marathon Petroleum Corporation 539 South Main Street Findlay, OH 45840 Attention: Investor Relations 1-419-421-2414 MPCInvestorRelations@marathonpetroleum.com	Andeavor 19100 Ridgewood Parkway San Antonio, TX 78259 Attention: Investor Relations 1-210-626-4757 irelations@andeavor.com

To obtain timely delivery of these documents before MPC’s special meeting of stockholders, MPC stockholders must request the information no later than [            ], 2018, which is five business days before the MPC special meeting.

To obtain timely delivery of these documents before Andeavor’s special meeting of stockholders, Andeavor stockholders must request the information no later than [            ], 2018, which is five business days before the Andeavor special meeting.

In addition, if you have questions about the merger or the accompanying joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, please contact Innisfree M&A Incorporated, the proxy solicitor for both MPC and Andeavor, toll-free at 1-888-750-5834 or collect at 1-212-750-5833. You will not be charged for any of these documents that you request.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by MPC (Registration No. 333-225244), constitutes a prospectus of MPC under Section 5 of the Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the shares of common stock of MPC, par value $0.01 per share, which is referred to as MPC common stock, to be issued to Andeavor stockholders pursuant to the Agreement and Plan of Merger, dated as of April 29, 2018, as such agreement may be amended from time to time, which is referred to as the merger agreement, among Andeavor, MPC, Mahi Inc., which is referred to as Merger Sub 1, and Mahi LLC, which is referred to as Merger Sub 2. This document also constitutes a proxy statement of each of MPC and Andeavor under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act.

MPC has supplied all information contained or incorporated by reference herein relating to MPC, Merger Sub 1 and Merger Sub 2, and Andeavor has supplied all information contained or incorporated by reference herein relating to Andeavor. MPC and Andeavor have both contributed to the information relating to the merger contained in this joint proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference herein in connection with any vote, the giving or withholding of any proxy, or any investment decision in connection with the merger. MPC and Andeavor have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference herein. This joint proxy statement/prospectus is dated [            ], 2018, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference herein is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to MPC or Andeavor stockholders nor the issuance by MPC of shares of its common stock pursuant to the merger agreement will create any implication to the contrary.

-i-

(continued)

-ii-

(continued)

-iii-

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are answers to certain questions that you may have regarding the merger and the MPC and Andeavor special meetings. MPC and Andeavor urge you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this document.

Q.	Why am I receiving this joint proxy statement/prospectus?

A.	You are receiving this joint proxy statement/prospectus because MPC, Andeavor, Merger Sub 1 and Merger Sub 2 have entered into a merger agreement pursuant to which, on the terms and subject to the conditions included in the merger agreement, MPC has agreed to acquire Andeavor by means of a merger of Merger Sub 1 with and into Andeavor, with Andeavor surviving the merger as a wholly owned subsidiary of MPC, which is referred to as the first merger, and immediately following the completion of the first merger, the merger of Andeavor with and into Merger Sub 2 with Merger Sub 2 surviving the merger as a wholly owned subsidiary of MPC, which is referred to as the second merger, and when referred to with the first merger, is referred to as the merger. Your vote is required in connection with the first merger. The merger agreement, which governs the terms of the merger, is attached to this joint proxy statement/prospectus as Annex A.

MPC. The issuance of MPC common stock in connection with the first merger must be approved by the stockholders of MPC in accordance with the rules of the New York Stock Exchange, which are referred to as the NYSE rules, in order for the merger to be consummated. MPC is holding a special meeting of its stockholders, which is referred to as the MPC special meeting, to obtain that approval. MPC stockholders will also be asked to vote on the MPC authorized stock COI amendment proposal and the MPC board size COI amendment proposal, each as defined below, at the MPC special meeting and to approve the adjournment of the MPC special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the MPC special meeting to approve the issuance of MPC common stock in connection with the merger.

Andeavor. The merger agreement must be adopted by the stockholders of Andeavor in accordance with the General Corporation Law of the State of Delaware, which is referred to as the DGCL, in order for the merger to be consummated. Andeavor is holding a special meeting of its stockholders, which is referred to as the Andeavor special meeting, to obtain that approval. Andeavor stockholders will also be asked to vote on the Andeavor compensation proposal, as defined below, at the Andeavor special meeting and to approve the adjournment of the Andeavor special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Andeavor special meeting to adopt the merger agreement.

Q:	When and where will the special meetings take place?

A:	MPC. The MPC special meeting will be held at [ ] Eastern Time on [ ], 2018, in the Auditorium of Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio 45840.

Andeavor. The Andeavor special meeting will be held at [        ] Central Time on [                ], 2018, at 19100 Ridgewood Parkway, San Antonio, Texas 78259.

Q:	What matters will be considered at the special meetings?

A:	MPC. The stockholders of MPC will be asked to:

•	consider and vote on a proposal to approve the issuance of shares of MPC common stock in connection with the merger as contemplated by the merger agreement, which is referred to as the MPC issuance proposal;

•	consider and vote on a proposal to adopt an amendment to the MPC restated certificate of incorporation, as amended, which is referred to as the MPC certificate of incorporation, to increase the number of authorized shares of MPC common stock from one billion to two billion, which is referred to as the MPC authorized stock COI amendment proposal;

•	consider and vote on a proposal to adopt an amendment to the MPC certificate of incorporation to increase the maximum number of directors permitted to serve on the MPC board from 12 to 14, which is referred to as the MPC board size COI amendment proposal; and

•	consider and vote on a proposal to adjourn the MPC special meeting, if reasonably necessary, to provide stockholders with any required supplement or amendment to the accompanying joint proxy statement/prospectus or to solicit additional proxies in the event there are not sufficient votes at the time of the MPC special meeting to approve the MPC issuance proposal, which is referred to as the MPC adjournment proposal.

Andeavor. The stockholders of Andeavor will be asked to:

•	consider and vote on a proposal to adopt the merger agreement, which is referred to as the Andeavor merger proposal;

•	consider and vote on a proposal to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to Andeavor’s named executive officers that is based on or otherwise relates to the merger, which is referred to as the Andeavor compensation proposal; and

•	consider and vote on a proposal to adjourn the Andeavor special meeting, if reasonably necessary, to provide stockholders with any required supplement or amendment to the accompanying joint proxy statement/prospectus or to solicit additional proxies in the event there are not sufficient votes at the time of the Andeavor special meeting to approve the proposal to adopt the merger agreement, which is referred to as the Andeavor adjournment proposal.

Q:	Is my vote important?

A:	MPC. Yes. The merger cannot be completed unless the MPC issuance proposal is approved by the affirmative vote of a majority of votes cast by MPC stockholders present in person or by proxy and entitled to vote on the proposal. Only MPC stockholders as of the close of business on the record date are entitled to vote at the MPC special meeting. The MPC board unanimously recommends that such MPC stockholders vote “FOR” the approval of the MPC issuance proposal, “FOR” the approval of the MPC authorized stock COI amendment proposal, “FOR” the approval of the MPC board size COI amendment proposal and “FOR” the approval of the MPC adjournment proposal.

Andeavor. Yes. The merger cannot be completed unless the merger agreement is adopted by the holders representing a majority of the outstanding shares of Andeavor common stock entitled to vote thereon at the Andeavor special meeting. Only Andeavor stockholders as of the close of business on the record date are entitled to vote at the Andeavor special meeting. The board of directors of Andeavor, which is referred to as the Andeavor board, unanimously recommends that such Andeavor stockholders vote “FOR” the approval of the Andeavor merger proposal, “FOR” the approval of the Andeavor compensation proposal and “FOR” the approval of the Andeavor adjournment proposal.

Q:	If my shares of MPC and/or Andeavor common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote those shares for me?

A:

Under the NYSE rules, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine.” A “broker non-vote”

occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. Under the NYSE rules, brokers are not permitted to vote on any of the matters to be considered at the MPC special meeting or the Andeavor special meeting. As a result, your shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee.

Q:	What MPC stockholder vote is required for the approval of each proposal brought before the MPC special meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A:	The MPC issuance proposal. Approval of the MPC issuance proposal requires the affirmative vote of a majority of votes cast by MPC stockholders present in person or by proxy at the MPC special meeting and entitled to vote on the proposal. Under the NYSE rules, abstentions will have the same effect as a vote “AGAINST” the proposal.

The MPC authorized stock COI amendment proposal. Approval of the MPC authorized stock COI amendment proposal requires the affirmative vote of a majority of the shares of MPC common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal.

The MPC board size COI amendment proposal. Approval of the MPC board size COI amendment proposal requires the affirmative vote of at least 80% of the shares of MPC common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal.

The MPC adjournment proposal. Approval of the MPC adjournment proposal requires the affirmative vote of a majority of shares held by MPC stockholders present in person or by proxy at the MPC special meeting and entitled to vote on the proposal, regardless of whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the proposal.

Q:	What Andeavor stockholder vote is required for the approval of each proposal brought before the Andeavor special meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A:	The Andeavor merger proposal. Approval of the Andeavor merger proposal requires the affirmative vote of a majority of the shares of Andeavor common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal.

The Andeavor compensation proposal. Approval of the Andeavor compensation proposal requires the affirmative vote of a majority of the shares of Andeavor common stock present in person or by proxy at the Andeavor special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal.

The Andeavor adjournment proposal. Approval of the Andeavor adjournment proposal requires the affirmative vote of a majority of the shares of Andeavor common stock present in person or by proxy at the Andeavor special meeting and entitled to vote on the proposal, regardless of whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the proposal.

Q:	What will Andeavor stockholders receive if the merger is completed?

A:

As a result of the merger, each share of Andeavor common stock issued and outstanding immediately prior to the effective time of the first merger (other than excluded shares, as defined in the section entitled “The Merger—Consideration to Andeavor Stockholders” beginning on page 78) will be converted into the right to receive either 1.87 shares of MPC common stock, which is referred to as the stock consideration, or $152.27 in cash, which is referred to as the cash consideration. If you are an Andeavor stockholder, you will have the right to elect whether to receive stock consideration or cash consideration, for each share of Andeavor common stock that you hold, subject to the allocation and proration procedures described in this joint proxy statement/prospectus. Andeavor stockholders who make no election or an untimely election (or who otherwise are deemed not to have submitted an effective form of election) will be deemed to have elected to receive stock consideration.

Elections to receive stock consideration, which are referred to as stock elections, and elections to receive cash consideration, which are referred to as cash elections, are subject to the allocation and proration procedures set forth in the merger agreement to ensure that the total number of shares of Andeavor common stock converted into cash consideration is equal to 22,885,359 shares of Andeavor common stock, which is referred to as the cash election number, and the remaining shares of Andeavor common stock to be converted in the merger will be converted into the right to receive stock consideration.

If you elect to receive stock consideration or are deemed to have elected to receive stock consideration and would otherwise be entitled to receive a fractional share of MPC common stock (taking into account all Andeavor shares for which you have elected or been deemed to have elected to receive stock consideration), you will receive cash in lieu of such fractional share, and you will not be entitled to dividends, voting rights or any other rights in respect of such fractional share. For more information regarding allocation and proration procedures, see the section entitled “The Merger Agreement—Merger Consideration” beginning on page 155.

For more information regarding the stock consideration or cash consideration, as applicable, to be provided to Andeavor stockholders, referred to as the per share merger consideration, see the section entitled “The Merger—Consideration to Andeavor Stockholders” beginning on page 78. For more information regarding election mechanics, see the section entitled “The Merger Agreement—Election and Exchange Procedures” beginning on page 158.

Q.	If I elect to receive cash consideration, under what circumstances will my cash consideration be prorated and how will the proration be calculated?

A:	The total number of shares of Andeavor common stock to be converted into cash consideration in connection with the merger is equal to 22,885,359, which is referred to as the cash election number. In the event that the aggregate number of shares of Andeavor common stock in respect of which cash elections have been made, which are referred to as cash election shares, exceeds the cash election number, which is referred to as an oversubscription of the cash election, all cash election shares will be converted into cash consideration or stock consideration as follows:

•	Each record holder of shares of Andeavor common stock having made a cash election will be entitled to receive cash consideration for such number of cash election shares as determined by multiplying the holder’s cash election shares by the ratio of the cash election number to the total cash election shares. In some cases, due to rounding, an Andeavor stockholder’s pro rata portion may be zero, such that none of such Andeavor stockholder’s shares of Andeavor common stock will be converted into the right to receive the cash consideration. Further information on how such pro rata portion is calculated is available in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 155.

•	The remainder of each such holder’s cash election shares will not be converted into a right to receive the cash consideration and will instead be converted into the right to receive the stock consideration, including cash in lieu of any fractional share, if applicable.

•	The number of cash election shares of a holder of Andeavor common stock that are to remain cash election shares pursuant to the calculation described above will be rounded downward where needed.

For example, and by way of illustration only, if the aggregate number of shares of Andeavor common stock with respect to which cash elections are made are three times the cash election number, each record holder of shares of Andeavor common stock will receive cash consideration for approximately one-third of the shares of Andeavor common stock with respect to which such record holder makes a cash election and stock consideration for approximately two-thirds of such shares. For the avoidance of doubt, each record holder making cash elections will, to the extent reasonably possible, receive cash consideration and stock consideration in the same proportion as each other record holder receives in respect of shares of Andeavor common stock with respect to which cash elections have been made.

The calculations described above will be performed by Computershare Trust Company, N.A., which is referred to as the exchange agent.

Q.	If I elect to receive stock consideration, under what circumstances will my stock consideration be prorated and how will the proration be calculated?

A:	The total number of shares of Andeavor common stock to be converted into stock consideration in connection with the merger is equal to the total number of shares of Andeavor common stock to be converted in connection with the merger less the cash election number, which is referred to as the stock election number. In the event that the aggregate number of shares of Andeavor common stock in respect of which stock elections have been made, which are referred to as stock election shares, exceeds the stock election number, which is referred to as an oversubscription of the stock election, all stock election shares will be converted into stock consideration or cash consideration as follows:

•	Each record holder of shares of Andeavor common stock having made a stock election or having been deemed to have made a stock election will be entitled to receive stock consideration for such number of stock election shares as determined by multiplying the holder’s stock election shares by the ratio of the stock election number to the total stock election shares. In some cases, due to rounding, an Andeavor stockholder’s pro rata portion may be zero, such that none of such Andeavor stockholder’s shares of Andeavor common stock will be converted into the right to receive the stock consideration. Further information on how such pro rata portion is calculated is available in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 155.

•	The remainder of each such holder’s stock election shares will not be converted into a right to receive the stock consideration and will instead be converted into the right to receive the cash consideration.

•	The number of stock election shares of a holder of Andeavor common stock that are to remain stock election shares pursuant to the calculation described above will be rounded downward where needed.

For the avoidance of doubt, each record holder making stock elections will, to the extent reasonably possible, receive stock consideration and cash consideration in the same proportion as each other record holder receives in respect of shares of Andeavor common stock with respect to which stock elections have been made.

The calculations described above will be performed by the exchange agent.

Q:	What will holders of Andeavor equity awards receive in the merger?

A:	At the effective time of the first merger, each outstanding Andeavor equity award will be converted into an MPC equity award, as described in more detail below.

Treatment of Andeavor Options

At the effective time of the first merger, each outstanding option award to purchase Andeavor common stock, which is referred to as an Andeavor option, whether vested or unvested, will automatically and without any action on the part of the holder thereof, cease to represent an option award to purchase Andeavor common stock and will be converted into an option award to acquire a number of shares of MPC common stock (rounded down to the nearest whole number) equal to the number of shares of Andeavor common stock subject to the Andeavor option immediately prior to the effective time multiplied by 1.87, which is referred to as the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the exercise price per Andeavor share of such Andeavor option divided by the exchange ratio. Following the effective time of the first merger, each such option will continue to be governed by the same terms and conditions as were applicable under such Andeavor option immediately prior to the effective time of the first merger.

Andeavor Restricted Stock Units

At the effective time of the first merger, each outstanding restricted stock unit award or phantom stock award in respect of Andeavor common stock with only time-based vesting requirements, except for awards held by non-employee directors of Andeavor, which is referred to as an Andeavor RSU, whether vested or unvested, will, automatically and without any action on the part of the holder thereof, cease to represent a restricted stock unit award or phantom stock award denominated in Andeavor common stock and be converted into a restricted stock unit award denominated in MPC common stock relating to the number of shares of MPC common stock (rounded down to the nearest whole number) equal to the number of shares of Andeavor common stock subject to such Andeavor RSU immediately prior to the effective time of the first merger multiplied by the exchange ratio. Following the effective time of the first merger, each such RSU will continue to be governed by the same terms and conditions as were applicable under such Andeavor RSU immediately prior to the effective time of the first merger.

Treatment of Andeavor Director Restricted Stock Units

At the effective time of the first merger, any vesting conditions applicable to each outstanding restricted stock unit award in respect of Andeavor common stock with only time-based vesting requirements that is held by a non-employee director of Andeavor, which is referred to as an Andeavor director RSU, will, automatically and without any required action on the part of the holder thereof, accelerate in full and be cancelled and will only entitle the holder of such Andeavor director RSU to receive (without interest), as soon as reasonably practicable following the effective time of the first merger (but in any event no later than 10 business days thereafter) an amount in cash equal to the number of shares of Andeavor common stock subject to such Andeavor director RSU multiplied by the cash consideration; provided, however, that to the extent that any such Andeavor director RSU constitutes nonqualified deferred compensation subject to Section 409A of the Internal Revenue Code, such cash payment will be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Internal Revenue Code.

Treatment of Andeavor Performance Share Awards

At the effective time of the first merger, each outstanding performance share award with any performance-based vesting requirements, which is referred to as an Andeavor PSA, will, automatically and without any action on the part of the holder thereof, cease to represent a performance share award denominated in Andeavor common stock and be converted into a time-based restricted stock unit denominated in MPC common stock (rounded down to the nearest whole number) equal to the number of shares of Andeavor common stock that would have been issued under such Andeavor PSA assuming the greater of the achievement of target performance or the achievement of actual performance measured as of the effective time of the first merger, as reasonably determined in good faith by the compensation committee of the Andeavor board in accordance with the applicable award agreement and in consultation with the Chief Executive Officer of MPC, multiplied by the exchange ratio. Following the effective time of the first merger, each such RSU will continue to be governed by the same terms and conditions (including time-based vesting terms) as were applicable to such Andeavor PSA immediately prior to the effective time of the first merger.

Treatment of Andeavor Market Stock Units

At the effective time of the first merger, each outstanding market stock unit in respect of Andeavor common stock, which is referred to as an Andeavor MSU, will, automatically and without any action on the part of the holder thereof, cease to represent a market stock unit award denominated in Andeavor common stock and be converted into a time-based restricted stock unit award denominated in MPC common stock (rounded down to the nearest whole number) equal to the greater of the target number of shares of Andeavor common stock subject to such Andeavor MSU or the number of shares of Andeavor common stock that would have been issued under such Andeavor MSU based on actual performance measured as of the effective time of the first merger, as reasonably determined in good faith by the compensation committee of the Andeavor board in accordance with the applicable award agreement and in consultation with the Chief Executive Officer of MPC, multiplied by the exchange ratio. Following the effective time of the first merger, each such RSU will continue to be governed by the same terms and conditions as were applicable to such Andeavor MSU immediately prior to the effective time of the first merger.

Treatment of Andeavor Restricted Shares

At the effective time of the first merger, each outstanding share of Andeavor common stock that is subject to vesting, repurchase, or other lapse of restrictions, which is referred to as an Andeavor restricted share, will, automatically and without any action on the part of the holder thereof, cease to represent an Andeavor restricted share and be converted into a number of restricted shares of MPC common stock (rounded down to the nearest whole number) equal to the number of Andeavor restricted shares held by the holder of such award, multiplied by the exchange ratio. Following the effective time of the first merger, each such restricted share will continue to be governed by the same terms and conditions (including vesting terms) as were applicable to such Andeavor restricted share immediately prior to the effective time of the first merger.

Other Company Awards

At the effective time of the first merger, each outstanding right of any kind, contingent or accrued, to acquire or receive shares of Andeavor common stock or benefits measured by the value of shares of Andeavor common stock, and each award of any kind consisting of shares of Andeavor common stock that may be held, awarded, outstanding, payable or reserved for issuance under the stock plans and any other Andeavor benefit plans other than Andeavor options, Andeavor RSUs, Andeavor director RSUs, Andeavor PSAs, Andeavor MSUs, and Andeavor restricted shares, which are referred to collectively as the Andeavor other awards, will, automatically and without any action on the part of the holder thereof, cease to represent an award denominated in Andeavor common stock and be converted into the right to acquire or receive benefits measured by the value of (as the case may be) the number of shares of MPC common stock (rounded down to the nearest whole number) equal to the product of the number of shares of Andeavor common stock subject to such Andeavor other award immediately prior to the effective time of the first merger multiplied by the exchange ratio. Following the effective time of the first merger, each such award will continue to be governed by the same terms and conditions as were applicable to such Andeavor other award immediately prior to the effective time of the first merger.

For more information regarding the treatment of Andeavor equity awards, see the section entitled “The Merger Agreement—Treatment of Andeavor Equity Awards in the Merger” beginning on page 156.

Q:	How do the boards of directors of MPC and Andeavor recommend that I vote?

A:	MPC. The MPC board recommends that MPC stockholders vote “FOR” the approval of the MPC issuance proposal, “FOR” the approval of the MPC authorized stock COI amendment proposal, “FOR” the approval of the MPC board size COI amendment proposal and “FOR” the approval of the MPC adjournment proposal. For more information regarding how the MPC board recommends that MPC stockholders vote, see the section entitled “The Merger—Recommendation of the MPC Board and Reasons for the Merger” beginning on page 89.

Andeavor. The Andeavor board recommends that you vote “FOR” the approval of the Andeavor merger proposal, “FOR” the approval of the Andeavor compensation proposal and “FOR” the approval of the Andeavor adjournment proposal. For more information regarding how the Andeavor board recommends that you vote, see the section entitled “The Merger—Recommendation of the Andeavor Board and Reasons for the Merger” beginning on page 119.

Q:	What is executive officer compensation and why are Andeavor stockholders being asked to vote on it?

A:	The SEC has adopted rules that require Andeavor to seek a non-binding, advisory vote on the compensation payments that will or may be made to Andeavor’s named executive officers in connection with the merger. Andeavor urges its stockholders to read the section entitled “The Merger—Interests of Andeavor Directors and Executive Officers in the Merger” beginning on page 146.

Q:	How will MPC fund the cash portion of the per share merger consideration?

A:	MPC intends to fund the cash portion of the per share merger consideration using a combination of cash on hand and borrowings under MPC’s existing credit facilities, trade accounts receivable facility or commercial paper program.

Q:	Who is entitled to vote at the special meeting?

A:	MPC special meeting. The MPC board has fixed [ ], 2018 as the record date for the MPC special meeting. All holders of record of shares of MPC common stock as of the close of business on the record date are entitled to receive notice of, and to vote at, the MPC special meeting, provided that those shares remain outstanding on the date of the MPC special meeting. Physical attendance at the MPC special meeting is not required to vote. See the section entitled “Questions and Answers About the Merger and the Special Meetings—How can I vote my shares without attending the special meeting?” beginning on page 12 for instructions on how to vote your shares without attending the MPC special meeting.

Andeavor special meeting. The Andeavor board has fixed [                ], 2018 as the record date for the Andeavor special meeting. All holders of record of shares of Andeavor common stock as of the close of business on the record date are entitled to receive notice of, and to vote at, the Andeavor special meeting, provided that those shares remain outstanding on the date of the Andeavor special meeting. Physical attendance at the Andeavor special meeting is not required to vote. See the section entitled “Questions and Answers About the Merger and the Special Meetings—How can I vote my shares without attending the special meeting?” beginning on page 12 for instructions on how to vote your shares without attending the Andeavor special meeting.

Q:	What if my shares are held in the Andeavor 401(k) Plan?

A:	Participants holding shares of Andeavor common stock in the Andeavor 401(k) Plan may not vote such shares in person at the Andeavor special meeting. Participants in the Andeavor 401(k) Plan may instruct Fidelity Management Trust Company, as trustee for such plan, how to vote all shares of Andeavor common stock allocated to their accounts by following the instructions on the enclosed instruction card. If a participant in the Andeavor 401(k) Plan does not instruct Fidelity Management Trust Company how to vote, the shares of Andeavor common stock allocated to such participant’s accounts will not be voted.

Q:	What is a proxy?

A:	A proxy is a legal designation of another person to vote the stock you own.

MPC stockholders. If you are a stockholder of record of MPC common stock as of the close of business on the record date, and you vote via the Internet, by telephone or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate three of MPC’s officers as your proxies at the MPC special meeting, each with full power to act without the other and with full power of substitution. These three officers are Gary R. Heminger, Donald C. Templin and Timothy T. Griffith.

Andeavor stockholders. If you are a stockholder of record of Andeavor common stock as of the close of business on the record date, and you vote via the Internet, by telephone or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of Andeavor’s officers as your proxies at the Andeavor special meeting, each with full power to act without the other and with full power of substitution. These two officers are Dathan C. Voelter and Elisa D. Watts.

Q:	How many votes do I have?

A:	MPC stockholders. Each MPC stockholder of record is entitled to one vote for each share of MPC common stock held of record by him or her as of the close of business on the record date.

Andeavor stockholders. Each Andeavor stockholder of record is entitled to one vote for each share of Andeavor common stock held of record by him or her as of the close of business on the record date.

Q:	What constitutes a quorum for the special meeting?

A:	A quorum is the minimum number of stockholders necessary to hold a valid meeting.

Quorum for MPC special meeting. A quorum will exist at the MPC special meeting with respect to each matter to be considered at the MPC special meeting if the holders of a majority of shares of MPC common stock outstanding and entitled to vote as of the close of business on the record date are present in person or represented by proxy at the MPC special meeting. Shares of MPC common stock held in street name will be counted as present for the purpose of determining the existence of a quorum at the MPC special meeting so long as a stockholder has given the bank, broker or other nominee voting instructions on at least one of the proposals brought before the MPC special meeting. The proposals for consideration at the MPC special meeting are considered “non-routine” matters under NYSE Rule 452, and, therefore, no broker non-votes can occur at the meeting. A stockholder’s shares will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any such proposals.

Quorum for Andeavor special meeting. A quorum will exist at the Andeavor special meeting with respect to the matters to be considered at the Andeavor special meeting if the holders of a majority of shares of Andeavor common stock issued and outstanding and entitled to vote as of the close of business on the record date are present in person or represented by proxy at the Andeavor special meeting. Shares of Andeavor common stock held in street name will be counted as present for the purpose of determining the existence of a quorum at the Andeavor special meeting so long as a stockholder has given the broker or other nominee voting instructions on at least one of the proposals brought before the Andeavor special meeting. The proposals for consideration at the Andeavor special meeting are considered “non-routine” matters under NYSE Rule 452, and, therefore, no broker non-votes can occur at the meeting. A stockholder’s shares will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any such proposals.

Q:	What will happen to Andeavor as a result of the merger?

A:	If the first merger is completed, Merger Sub 1 will merge with and into Andeavor. As a result of the first merger, the separate corporate existence of Merger Sub 1 will cease, and Andeavor will continue as the surviving corporation and as a wholly owned subsidiary of MPC, which is referred to as the surviving corporation.

Immediately following the completion of the first merger, the surviving corporation will merge with and into Merger Sub 2, which is referred to as the second merger. The first merger and the second merger are referred to together in this joint proxy statement/prospectus as the merger. Upon completion of the second merger, the separate corporate existence of Andeavor will cease as a result and Merger Sub 2 will continue as the surviving company and a wholly owned subsidiary of MPC, which is referred to as the surviving company.

Andeavor stockholders become entitled to receive the per share merger consideration at the effective time of the first merger, on the terms and subject to the conditions set forth in the merger agreement.

Q:	I own shares of Andeavor common stock. What will happen to those shares as a result of the merger?

A:	If the merger is completed, your shares of Andeavor common stock will be cancelled and thereafter represent only the right to receive the applicable per share merger consideration. See the section entitled “The Merger Agreement—Merger Consideration” beginning on page 155.

Q:	I own shares of Andeavor common stock. How do I make an election to receive cash consideration or stock consideration for my shares of Andeavor common stock?

A:	Prior to the closing of the merger, the exchange agent will provide a form of election and appropriate transmittal materials to holders of record of shares of Andeavor common stock advising such holders of the procedure for exercising their right to make an election. If you hold shares of Andeavor common stock in street name, you will need to follow the procedures established by your bank, broker or other nominee in order to make an election.

Q:	I own shares of Andeavor common stock. What is the deadline for submitting an election?

A:	To be effective, a form of election must be properly completed, signed and submitted to the exchange agent by the election deadline, which is defined in the section entitled “The Merger Agreement—Election and Exchange Procedures” beginning on page 158. Unless otherwise publicly announced by MPC with the consent of Andeavor, the “election deadline” will be 5:00 p.m. Eastern Time on the business day that is two trading days prior to the closing date for the first merger or such other date and time as MPC may publicly announce with the consent of Andeavor. Andeavor stockholders are urged to promptly submit their properly completed and signed forms of election, together with the necessary transmittal materials, and not wait until the election deadline.

Q:	I own shares of Andeavor common stock. How can I change my election?

A:	You can revoke your election before the election deadline by written notice that is sent to and received by the exchange agent prior to the election deadline.

Q:	I own shares of Andeavor common stock. What happens if I don’t make an election?

A:	A holder of shares of Andeavor common stock who makes no election or an untimely election, or is otherwise deemed not to have submitted an effective form of election, or who has validly revoked his or her merger consideration election but has not properly submitted a new duly completed form of election, will be deemed to have made a stock election.

Q:	I own shares of Andeavor common stock. Can I sell my shares of Andeavor common stock after I make my election to receive cash or stock?

A:	No. After an Andeavor stockholder has submitted a form of election, under the terms of the election, he or she will not be able to sell any shares of Andeavor common stock covered by his or her form of election, regardless of whether those shares of Andeavor common stock are held in certificated or book-entry form, unless he or she revokes his or her election before the deadline by written notice received by the exchange agent prior to the election deadline. While the parties have agreed to establish an election deadline that is a relatively short time before the anticipated completion date of the first merger, there can be no assurance that unforeseen circumstances will not cause the completion of the first merger to be delayed after the deadline has been established.

Q:	Where will the MPC common stock that Andeavor stockholders receive in the merger be publicly traded?

A:	Assuming the merger is completed, the shares of MPC common stock issued in connection with the merger will be listed and traded on the NYSE.

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not adopted by Andeavor stockholders or if the issuance of shares of MPC common stock in connection with the merger is not approved by MPC stockholders or if the merger is not completed for any other reason, Andeavor stockholders will not receive any stock consideration, cash consideration or other consideration in connection with the merger, and their shares of Andeavor common stock will remain outstanding. Andeavor will remain an independent public company and its common stock will continue to be listed and traded on the NYSE. Additionally, if the merger agreement is not adopted by Andeavor stockholders or if the merger is not completed for any other reason, MPC will not issue shares of MPC common stock to Andeavor stockholders, regardless of whether the MPC issuance proposal is approved, and will not amend the MPC certificate of incorporation to increase the number of authorized shares of MPC common stock or increase the authorized number of directors on the MPC board, regardless of whether the MPC authorized stock COI amendment proposal or MPC board size COI amendment proposal is approved. If the merger agreement is terminated under specified circumstances, either Andeavor or MPC (depending on the circumstances) may be required to pay the other party a termination fee, reverse termination fee or other termination-related payment. See “The Merger Agreement—Termination” beginning on page 181 for a more detailed discussion of the termination fees.

Q:	How can I vote my shares in person at the special meeting?

A:	MPC. Shares of MPC common stock held directly in your name as the stockholder of record of shares of such MPC common stock as of the close of business on [ ], 2018, the record date, may be voted in person at the MPC special meeting. If you choose to attend the MPC special meeting, you will need to bring valid, government-issued photo identification. If you are a beneficial owner of MPC common stock but not the stockholder of record of such shares of MPC common stock, you will also need proof of stock ownership to be admitted to the MPC special meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. Please note that if your shares are held in “street name” by a bank, broker or other nominee and you wish to vote at the MPC special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner and present it to the inspector of election with your ballot at the MPC special meeting. To request a legal proxy, please contact your bank, broker or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the MPC special meeting.

Failure to bring the appropriate documentation may delay your entry into or prevent you from attending the MPC special meeting. The doors to the meeting room will be closed promptly at the start of the MPC special meeting, and stockholders will not be permitted to enter after that time.

Andeavor. Shares of Andeavor common stock held directly in your name as the stockholder of record as of the close of business on [                ], 2018, the record date, may be voted in person at the Andeavor special meeting. If you choose to attend the Andeavor special meeting, you will need to bring valid, government-issued photo identification. If you are a beneficial owner of Andeavor common stock but not the stockholder of record of such shares of Andeavor common stock, you will also need proof of stock ownership to be admitted to the Andeavor special meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. Please note that if your shares are held in “street name” by a bank, broker or other nominee and you wish to vote at the Andeavor special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner and present it to the inspector of election with your ballot at the Andeavor special meeting. To request a legal proxy, please contact your bank, broker or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Andeavor special meeting.

Please note that if your shares are held in the Andeavor 401(k) Plan, you may not vote in person at the Andeavor special meeting.

Failure to bring the appropriate documentation may delay your entry into or prevent you from attending the Andeavor special meeting. The doors to the meeting room will be closed promptly at the start of the Andeavor special meeting, and stockholders will not be permitted to enter after that time.

Q:	How can I vote my shares without attending the special meeting?

A:	MPC. If you are a stockholder of record of MPC common stock as of the close of business on [ ], 2018, the record date, you can vote by proxy via the Internet, by telephone or by mail by following the instructions provided on the enclosed proxy card. Please note that if you are a beneficial owner, you may vote by submitting voting instructions to your bank, broker or other nominee, or otherwise by following instructions provided by your bank, broker or other nominee. Internet and telephone voting may be available to a beneficial owner. Please refer to the vote instruction form provided by your bank, broker or other nominee.

Andeavor. If you are a stockholder of record of Andeavor common stock as of the close of business on [            ], 2018, the record date, you can vote by proxy via the Internet, by telephone or by mail by following the instructions provided on the enclosed proxy card. Please note that if you are a beneficial owner, you may vote by submitting voting instructions to your bank, broker or other nominee, or otherwise by following instructions provided by your bank, broker or other nominee. Internet and telephone voting may be available to a beneficial owner. Please refer to the vote instruction form provided by your bank, broker or other nominee. If your shares are held in the Andeavor 401(k) Plan, you may not vote in person at the Andeavor special meeting. Participants in the Andeavor 401(k) Plan may instruct Fidelity Management Trust Company, as trustee for such plan, how to vote all shares of Andeavor common stock allocated to their accounts by following the instructions on the enclosed instruction card. If a participant in the Andeavor 401(k) Plan does not instruct Fidelity Management Trust Company how to vote, the shares of Andeavor common stock allocated to such participant’s accounts will not be voted.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:	MPC. If your shares of MPC common stock are registered directly in your name with MPC’s transfer agent, Computershare Investor Services, LLC, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held by a bank, in a stock brokerage account or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your bank, broker or other nominee who is considered the stockholder of record with respect to those shares.

Andeavor. If your shares of Andeavor common stock are registered directly in your name with Andeavor’s transfer agent, American Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held by a bank, in a stock brokerage account or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your bank, broker or other nominee who is considered the stockholder of record with respect to those shares. Shares of Andeavor common stock held in the Andeavor 401(k) Plan are considered held in street name.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials relating to the MPC special meeting and/or the Andeavor special meeting if you hold shares of both MPC and Andeavor or if you hold shares of MPC and/

or Andeavor common stock in “street name” and also directly in your name as a stockholder of record or otherwise or if you hold shares of MPC and/or Andeavor common stock in more than one brokerage account.

Direct holders (stockholders of record)

For shares of MPC and/or Andeavor common stock held directly, please complete, sign, date and return each proxy card (or cast your vote via the Internet or by telephone as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of MPC and/or Andeavor common stock are voted.

Shares in “street name”

For shares of MPC and/or Andeavor common stock held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to vote your shares.

Q:	I hold shares of both MPC common stock and Andeavor common stock. Do I need to vote separately for each company?

A:	Yes. You will need to separately follow the applicable procedures described in this joint proxy statement/prospectus both with respect to the voting of shares of MPC common stock and with respect to the voting of shares of Andeavor common stock in order to effectively vote the shares of common stock you hold in each company.

Q:	If a stockholder gives a proxy, how will the shares of MPC common stock or Andeavor common stock, as applicable, covered by the proxy be voted?

A:	If you provide a proxy, regardless of whether you provide that proxy via the Internet, by telephone or by completing and returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your shares of MPC common stock or your shares of Andeavor common stock, as applicable, in the way that you indicate when providing your proxy in respect of the shares of common stock you hold in such company. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of MPC or Andeavor common stock, as applicable, should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the MPC special meeting or the Andeavor special meeting, as applicable.

Q:	How will my shares of common stock be voted if I return a blank proxy?

A:	MPC. If you sign, date and return your proxy and do not indicate how you want your shares of MPC common stock to be voted, then your shares of MPC common stock will be voted “FOR” the approval of the MPC issuance proposal, “FOR” the approval of the MPC authorized stock COI amendment proposal, “FOR” the approval of the MPC board size COI amendment proposal and “FOR” the approval of the MPC adjournment proposal.

Andeavor. If you sign, date and return your proxy and do not indicate how you want your shares of Andeavor common stock to be voted, then your shares of Andeavor common stock will be voted “FOR” the approval of the Andeavor merger proposal, “FOR” the approval of the Andeavor compensation proposal and “FOR” the approval of the Andeavor adjournment proposal.

Q:	Can I change my vote after I have submitted my proxy?

A:	MPC. Yes. If you are a stockholder of record of MPC common stock as of the close of business on the record date, whether you vote via the Internet, by telephone or mail, you can change or revoke your proxy before it is voted at the MPC special meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again via the Internet or by telephone at a later time;

•	give written notice of your revocation to the MPC Corporate Secretary at the address listed for MPC in the section entitled “Where You Can Find More Information” beginning on page 236; or

•	vote in person at the MPC special meeting. Please note that your attendance at the MPC special meeting will not alone serve to revoke your proxy.

If you are a beneficial owner of MPC common stock as of the close of business on the record date, you must follow the instructions of your bank, broker or other nominee to revoke or change your voting instructions.

Andeavor. Yes. If you are a stockholder of record of Andeavor common stock as of the close of business on the record date, whether you vote via the Internet, by telephone or mail, you can change or revoke your proxy before it is voted at the Andeavor special meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again via the Internet or by telephone at a later time;

•	give written notice of your revocation to the Andeavor Corporate Secretary at the address listed for Andeavor in the section entitled “Where You Can Find More Information” beginning on page 236; or

•	vote in person at the Andeavor special meeting. Please note that your attendance at the Andeavor special meeting will not alone serve to revoke your proxy.

If you are a beneficial owner of Andeavor common stock as of the close of business on the record date, you must follow the instructions of your bank, broker or other nominee to revoke or change your voting instructions.

Q:	Where can I find the voting results of the special meetings?

A:	The preliminary voting results will be announced at each of the special meetings. In addition, within four business days following certification of the final voting results, MPC and Andeavor each will be required to file the final voting results of its special meeting with the SEC in a Current Report on Form 8-K.

Q:	If I do not favor the adoption of the merger agreement as an Andeavor stockholder, what are my rights?

A:	Under the DGCL, subject to the closing of the first merger, record holders of Andeavor common stock who do not vote in favor of the Andeavor merger proposal and who otherwise properly exercise and perfect their appraisal rights in accordance with Section 262 of the DGCL will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of Andeavor common stock, in lieu of receiving the merger consideration. The “fair value” could be higher or lower than, or the same as, the merger consideration. Andeavor stockholders who wish to exercise the right to seek an appraisal of their shares must so advise Andeavor by submitting a written demand for appraisal in the form described in this joint proxy statement/prospectus prior to the vote on the approval of the Andeavor merger proposal at the Andeavor special meeting and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of Andeavor common stock held of record in the name of another person, such as your bank, broker or other nominee, must act promptly to cause the record holder to follow the steps summarized in this joint proxy statement/prospectus in a timely manner to perfect appraisal rights.

The full text of Section 262 of the DGCL is attached as Annex E to this joint proxy statement/prospectus. Andeavor stockholders are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising and perfecting the right to seek appraisal, Andeavor stockholders who are considering exercising and perfecting that right are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions may result in a waiver of, or the inability to exercise, appraisal rights. For more information regarding appraisal rights, see the section entitled “Appraisal Rights of Andeavor Stockholders” beginning on page 222.

Q:	Are there any risks that I should consider as an MPC stockholder in deciding how to vote?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 49. You also should read and carefully consider the risk factors of MPC and Andeavor contained in the documents that are incorporated by reference herein.

Q:	Are there any risks that I should consider as an Andeavor stockholder in deciding how to vote?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 49. You also should read and carefully consider the risk factors of MPC and Andeavor contained in the documents that are incorporated by reference herein.

Q:	Are any Andeavor stockholders already committed to vote in favor of the proposals?

A:	Yes. On April 29, 2018, Paul L. Foster and Franklin Mountain Investments, LP entered into a voting and support agreement with MPC, Andeavor, Merger Sub 1 and Merger Sub 2 pursuant to which they have agreed, among other things, to vote all of the shares of Andeavor common stock beneficially owned by them (constituting approximately 5.2% of the issued and outstanding shares of Andeavor common stock as of April 26, 2018), excluding certain shares of Andeavor common stock that are subject to a pre-existing 10b5-1 trading plan, in favor of the adoption of the merger agreement, on the terms and subject to the conditions set forth in the voting and support agreement as discussed in more detail in the section entitled “Voting and Support Agreement” beginning on page 186.

Q:	What happens if I sell my shares of MPC common stock before the MPC special meeting?

A:	The record date for MPC stockholders entitled to vote at the MPC special meeting is earlier than the date of the MPC special meeting. If you transfer your shares of MPC common stock after the record date but before the MPC special meeting, you will, unless special arrangements are made, retain your right to vote at the MPC special meeting.

Q:	What happens if I sell my shares of Andeavor common stock before the Andeavor special meeting?

A:	The record date for Andeavor stockholders entitled to vote at the Andeavor special meeting is earlier than the date of the Andeavor special meeting. If you transfer your shares of Andeavor common stock after the record date but before the Andeavor special meeting, you will, unless special arrangements are made, retain your right to vote at the Andeavor special meeting but will have transferred the right to receive the per share merger consideration in connection with the merger to the person to whom you transferred your shares of Andeavor common stock.

Q:	What are the material U.S. federal income tax consequences of the merger to me?

A:

It is a condition to Andeavor’s obligation to complete the merger that Andeavor receive a written opinion of its counsel, Sullivan & Cromwell LLP (or another nationally recognized law firm selected by Andeavor), dated as of the closing date, substantially to the effect that for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and MPC and Andeavor will each be a “party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code.

Assuming the merger qualifies as a reorganization, a stockholder of Andeavor generally will not recognize any gain or loss upon receipt of MPC common stock in exchange for Andeavor common stock in the merger, will recognize gain (but not loss) in an amount not to exceed any cash received as part of the cash consideration (other than cash received in lieu of a fractional share) and will recognize gain or loss with respect to any cash received in lieu of a fractional share of MPC common stock. The U.S. federal income tax consequences of the merger are discussed in more detail in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 188. The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws.

TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:	When is the merger expected to be completed?

A:	Subject to the satisfaction or waiver of the closing conditions described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 179, including the adoption of the merger agreement by Andeavor stockholders at the Andeavor special meeting and the approval of the MPC issuance proposal by MPC stockholders at the MPC special meeting, the transaction is expected to close in the second half of 2018. However, it is possible that factors outside the control of both companies could result in the merger being completed at a later time, or not being completed at all.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	MPC. MPC has retained Innisfree M&A Incorporated, which is referred to as Innisfree, to assist in the solicitation process. MPC will pay Innisfree a fee of approximately $25,000, as well as reasonable and documented out-of-pocket expenses. MPC also has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Andeavor. Andeavor has retained Innisfree to assist in the solicitation process. Andeavor will pay Innisfree a fee of approximately $25,000, as well as reasonable and documented out-of-pocket expenses. Andeavor also has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Q:	What are the conditions to completion of the merger?

A:

In addition to the approval of the MPC issuance proposal by MPC stockholders and the adoption of the merger agreement by Andeavor stockholders as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including, among others: the approval to list MPC common stock issuable in connection with the merger on the NYSE, the expiration or termination of the waiting period applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act, as well as satisfaction of all approvals, notices or other requirements under other antitrust laws, without the imposition of a burdensome condition (as defined in the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions—Burdensome Condition” beginning on page 175), the absence of any governmental order or law prohibiting the consummation of the merger, the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, the accuracy of representations and warranties under the merger agreement (subject to certain materiality qualifiers), MPC’s and Andeavor’s performance of their respective obligations under the merger agreement in all material respects, the absence of a material adverse effect for MPC (as described in the merger agreement), the absence of a material adverse effect for Andeavor (as described in the merger agreement), and Andeavor having received a written opinion of Sullivan & Cromwell LLP (or another nationally recognized law firm selected by Andeavor) substantially to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and MPC and Andeavor will each be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 179.

Q:	I am an Andeavor stockholder. How do I exchange my shares of Andeavor common stock for the per share merger consideration?

A:	Each Andeavor stockholder must deliver, for book-entry shares of Andeavor common stock, customary evidence of ownership of such shares as determined by the exchange agent by the election deadline, and for certificated shares of Andeavor common stock, the certificate representing such shares (or affidavits of loss in lieu of the certificates or an appropriate guarantee of delivery of such certificates by a financial institution, provided that the certificates are in fact delivered to the exchange agent within two trading days after the date of execution of such guarantee of delivery) and a letter of transmittal by the election deadline.

After receiving the proper documentation from you, following the effective time, the exchange agent will deliver to you the cash consideration or stock consideration (plus, in the case of stock consideration, any cash in lieu of fractional shares and any applicable dividends on MPC common stock with a record date after the merger is completed) to which you are entitled. More information on the documentation you are required to deliver to the exchange agent can be found in the section entitled “The Merger Agreement—Election and Exchange Procedures” beginning on page 158.

Q:	What equity stake will Andeavor stockholders hold in MPC immediately following the merger?

A:	Based on the number of issued and outstanding shares of MPC common stock and Andeavor common stock as of April 26, 2018, and the exchange ratio of 1.87 shares of MPC common stock for each share of Andeavor common stock, with 22,885,359 shares of Andeavor common stock in the aggregate converted into the right to receive cash consideration, holders of shares of Andeavor common stock as of immediately prior to the closing of the merger would hold, in the aggregate, approximately 34% of the issued and outstanding shares of MPC common stock immediately following the closing of the merger. The exact equity stake of Andeavor stockholders in MPC immediately following the merger will depend on the number of shares of MPC common stock and Andeavor common stock issued and outstanding immediately prior to the merger, as provided in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 155.

Q:	I am an Andeavor stockholder. Will the shares of MPC common stock issued in the merger receive a dividend?

A:	After the closing of the merger, the shares of MPC common stock issued in connection with the merger will carry with them the right to receive the same dividends on shares of MPC common stock as all other holders of shares of MPC common stock, for any dividend the record date for which occurs after the merger is completed.

For the past three years, MPC has paid a quarterly dividend on the MPC common stock as described in greater detail in the section entitled “Comparative Per Share Market Price and Dividend Information—MPC

Market Price and Dividend Information” beginning on page 44. MPC last declared a dividend on April 25, 2018, in an amount of $0.46 per MPC share, which was paid on June 11, 2018 to MPC stockholders of record as of the close of business on May 16, 2018. Any future MPC dividends will remain subject to approval by the MPC board.

Q:	What should I do now?

A:	You should read this joint proxy statement/prospectus carefully in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions via the Internet or by telephone as soon as possible so that your shares of MPC common stock and/or Andeavor common stock will be voted in accordance with your instructions.

Q:	Whom do I call if I have questions about the special meetings or the merger?

A:	If you have questions about the MPC special meeting, the Andeavor special meeting or the merger, or desire additional copies of this joint proxy statement/prospectus or additional proxies, you may contact Innisfree, toll-free at 1-888-750-5834 or collect at 1-212-750-5833.

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which MPC and Andeavor refer before you decide how to vote with respect to the proposals to be considered and voted on at the special meeting for your company. In addition, MPC and Andeavor incorporate by reference important business and financial information about MPC and Andeavor into this document, as further described in the section entitled “Where You Can Find More Information” beginning on page 236. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 236. Each item in this summary includes a page reference directing you to a more complete description of that item.

Information About the Companies

Marathon Petroleum Corporation

539 South Main Street

Findlay, OH 45840

Phone: 419-422-2121

MPC was incorporated in Delaware on November 9, 2009 in connection with an internal restructuring of Marathon Oil Corporation. Based in Findlay, Ohio, MPC is the nation’s second-largest refiner, with a crude oil refining capacity of approximately 1.9 million barrels per calendar day in its six-refinery system. Marathon brand gasoline is sold through approximately 5,600 independently owned retail outlets across 20 states and the District of Columbia. In addition, Speedway LLC, an MPC subsidiary, owns and operates the nation’s second-largest convenience store chain, with approximately 2,740 convenience stores in 21 states. Through subsidiaries, MPC owns the general partner of MPLX LP, a midstream master limited partnership, which is referred to as MPLX. Primarily through MPLX, MPC owns, leases or has ownership interests in approximately 10,800 miles of crude oil and light product pipelines. Also through MPLX, MPC has ownership interests in gathering and processing facilities with approximately 5.9 billion cubic feet per day of gathering capacity, 8.4 billion cubic feet per day of natural gas processing capacity and 610,000 barrels per day of fractionation capacity, and is one of the largest natural gas processors in the United States and the largest processor and fractionator in the Marcellus and Utica shale regions. MPC’s fully integrated system provides operational flexibility to move crude oil, NGLs, feedstocks and petroleum-related products efficiently through the company’s distribution network and midstream service businesses in the Midwest, Northeast, East Coast, Southeast and Gulf Coast regions. MPC owns 100% of the outstanding equity interests of MPLX GP LLC, the general partner of MPLX. Additionally, as of March 31, 2018, MPC owned approximately 63.6% of the outstanding common units of MPLX.

Andeavor

19100 Ridgewood Parkway

San Antonio, TX 78259

Phone: 210-626-6000

Andeavor, whose legal name is Andeavor, changed its name on August 1, 2017 from Tesoro Corporation. Andeavor was incorporated in Delaware in 1968. Headquartered in San Antonio, Texas, Andeavor is a highly integrated marketing, logistics and refining company operating primarily in the western and mid-continent United States. Andeavor’s marketing segment sells gasoline and diesel fuel in the western and mid-continent United States through retail, branded and unbranded channels along with convenience store products in its retail channel. The retail and branded businesses primarily use the ARCO®, Shell®, Mobil® and SUPERAMERICA® brands for fuel sales and ampm®, SUPERAMERICA® and Giant® brands for convenience stores. Andeavor’s logistics segment includes the operations of Andeavor Logistics LP, a master limited partnership which is referred to as Andeavor Logistics, with the exception of the wholesale fuel business acquired as part of Andeavor’s merger with Western Refining, Inc., which is referred to as Western Refining. Andeavor Logistics owns and operates crude oil and refined products logistics assets in the United States. Andeavor’s refining segment buys and refines crude oil and other feedstocks into transportation fuels that it sells to a wide variety of customers. Andeavor owns 100% of the outstanding equity interest of Tesoro Logistics GP, LLC, the general partner of Andeavor Logistics. Additionally, as of March 31, 2018, Andeavor owned approximately 59% of the outstanding common units of Andeavor Logistics.

Mahi Inc.

c/o Marathon Petroleum Corporation

539 South Main Street

Findlay, OH 45840

Phone: 419-422-2121

Merger Sub 1, whose legal name is Mahi Inc., is a direct, wholly owned subsidiary of MPC. Upon the completion of the first merger, Merger Sub 1 will cease to exist. Merger Sub 1 was incorporated in Delaware on April 27, 2018 for the sole purpose of effecting the first merger.

Mahi LLC

c/o Marathon Petroleum Corporation

539 South Main Street

Findlay, OH 45840

Phone: 419-422-2121

Merger Sub 2, whose legal name is Mahi LLC, is a direct, wholly owned subsidiary of MPC. Upon the completion of the second merger, Merger Sub 2 will survive the second merger and continue to exist as a direct, wholly owned subsidiary of MPC. Merger Sub 2 was formed in Delaware on April 27, 2018 for the sole purpose of effecting the second merger.

The Merger and the Merger Agreement

The terms and conditions of the merger are contained in the merger agreement, which is attached to this document as Annex A and is incorporated by reference herein in its entirety. MPC and Andeavor encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.

The MPC board and the Andeavor board have each unanimously approved the merger agreement. The merger agreement provides for the acquisition of Andeavor by MPC through the merger of Merger Sub 1, a wholly owned subsidiary of MPC, with and into Andeavor, with Andeavor continuing as the surviving corporation of the first merger. Immediately following the completion of the first merger, the surviving corporation will merge with and into Merger Sub 2, a wholly owned subsidiary of MPC, and the separate corporate existence of Andeavor will cease, with Merger Sub 2 continuing as the surviving company of the second merger.

Voting and Support Agreement

On April 29, 2018, MPC, Andeavor, Merger Sub 1 and Merger Sub 2 entered into a Voting and Support Agreement, which is referred to as the voting agreement, with Paul L. Foster and Franklin Mountain Investments, LP, which are referred to collectively as the stockholder. Based on information provided by the stockholder to

MPC and Andeavor as of the date of the voting agreement, the stockholder beneficially owned in the aggregate 7,841,425 shares of Andeavor common stock (representing approximately 5.2% of the outstanding shares of Andeavor common stock as of April 26, 2018, 6,489,218 shares of which were beneficially owned by Franklin Mountain Investments, LP (Mr. Foster is the sole member and president of Franklin Mountain G.P., LLC, the general partner of Franklin Mountain Investments, LP, and as such, may be deemed to have voting and dispositive power over the shares owned by Franklin Mountain Investments, LP)). The stockholder has agreed, on the terms and subject to the conditions set forth in the voting agreement and excluding certain shares of Andeavor common stock that are subject to a pre-existing 10b5-1 trading plan, to vote its shares of Andeavor common stock in favor of the adoption of the merger agreement and the approval of the transactions contemplated thereby, including the merger, and other related matters, and to vote against, among other things, any proposal relating to a competing transaction involving Andeavor. The voting agreement will terminate on the earliest to occur of (i) the effective time of the first merger, (ii) the termination of the merger agreement and (iii) the occurrence of an adverse company recommendation change (as defined in the merger agreement). A copy of the voting agreement is attached to this joint proxy statement/prospectus as Annex B and is incorporated by reference herein in their entirety.

Recommendation of the MPC Board

The MPC board recommends that you vote “FOR” the MPC issuance proposal, “FOR” the MPC authorized stock COI amendment proposal, “FOR” the MPC board size COI amendment proposal and “FOR” the MPC adjournment proposal.

Recommendation of the Andeavor Board

The Andeavor board recommends that you vote “FOR” the Andeavor merger proposal, “FOR” the Andeavor compensation proposal and “FOR” the Andeavor adjournment proposal.

Opinions of Financial Advisors

Opinion of Barclays, MPC’s financial advisor

MPC retained Barclays Capital Inc., which is referred to as Barclays, as its financial advisor in connection with a potential strategic transaction with Andeavor. On April 29, 2018, Barclays rendered to the MPC board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 29, 2018, that, as of such date and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in its written opinion, a copy of which is attached hereto as Annex C, the aggregate stock consideration together with the aggregate cash consideration, which is referred to as the aggregate merger consideration, to be paid by MPC is fair, from a financial point of view, to MPC.

The full text of Barclays’ written opinion, dated as of April 29, 2018, is attached to this joint proxy statement/prospectus as Annex C, and is hereby incorporated by reference herein in its entirety. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The summary of Barclays’ opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Barclays’ opinion is addressed to the MPC board, addresses only the fairness, from a financial point of view, to MPC of the aggregate merger consideration to be paid by MPC and is not intended to be, and does not constitute, a recommendation to any MPC stockholder as to how such stockholder should vote with respect to the merger or any other matter.

For more information, see the section entitled “The Merger—Opinion of Barclays, MPC’s Financial Advisor” beginning on page 93 and Annex C.

Opinion of Goldman Sachs, Andeavor’s financial advisor

Goldman Sachs delivered its opinion to the Andeavor board that, as of April 29, 2018 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio together with the cash consideration, which is subject to proration and certain other procedures and limitations contained in the merger agreement, as to which procedures and limitations Goldman Sachs expressed no opinion, which are collectively referred to as the aggregate consideration, to be paid to the holders (other than MPC and its affiliates) of the outstanding shares of Andeavor common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated April 29, 2018, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Andeavor board in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any Andeavor stockholder should vote with respect to the merger or any other matter. Pursuant to an engagement letter between Andeavor and Goldman Sachs, Andeavor has agreed to pay Goldman Sachs a transaction fee of $45 million, all of which is contingent upon consummation of the merger.

For more information, see the section entitled “The Merger—Opinion of Goldman Sachs, Andeavor’s Financial Advisor” beginning on page 124 and Annex D.

Special Meeting of MPC Stockholders

The MPC special meeting will be held on [                ], 2018, at [                ], Eastern Time, in the Auditorium of Marathon Petroleum Corporation at 539 South Main Street, Findlay, Ohio 45840. The purpose of the MPC special meeting is to consider and vote on the MPC issuance proposal, the MPC authorized stock COI amendment proposal, the MPC board size COI amendment proposal and, if necessary, the MPC adjournment proposal.

Approval of the MPC issuance proposal is a condition to the obligations of MPC and Andeavor to complete the merger. The obligations of MPC and Andeavor to complete the merger are not conditioned upon approval by the MPC stockholders of the MPC authorized stock COI amendment proposal, the MPC board size COI amendment or the MPC adjournment proposal.

Only holders of record of issued and outstanding shares of MPC common stock as of the close of business on [            ], 2018, the record date for the MPC special meeting, are entitled to notice of, and to vote at, the MPC special meeting or any adjournment or postponement of the MPC special meeting. You may cast one vote for each share of MPC common stock that you owned as of the close of business on that record date.

A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the MPC special meeting with respect to each matter to be considered at the MPC special meeting if the holders of a majority of shares of MPC common stock outstanding and entitled to vote on the record date are present in person or represented by proxy at the MPC special meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum, including abstentions. Shares of MPC common stock held in street name will be counted as present for the purpose of determining the existence of a quorum at the MPC special meeting so long as a stockholder has given the bank, broker or other nominee voting instructions on at least one of the proposals brought before the MPC special meeting. The proposals for consideration at the MPC special meeting are considered “non-routine” matters under NYSE Rule 452, and, therefore, no broker non-votes can occur at the meeting. A stockholder’s shares will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any such proposals.

Approval of the MPC issuance proposal requires the affirmative vote of a majority of votes cast by MPC stockholders present in person or by proxy at the MPC special meeting and entitled to vote on the proposal. Under the NYSE rules, abstentions will have the same effect as a vote “AGAINST” the proposal.

Approval of the MPC authorized stock COI amendment proposal requires the affirmative vote of a majority of the shares of MPC common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal.

Approval of the MPC board size COI amendment proposal requires the affirmative vote of at least 80% of the shares of MPC common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal.

Approval of the MPC adjournment proposal requires the affirmative vote of a majority of shares held by MPC stockholders present in person or by proxy at the MPC special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal.

Under the NYSE rules, brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE rules determine to be “non-routine.” With respect to non-routine matters a broker does not have discretionary authority to vote in the absence of instructions and will not vote on proposals if the broker has not received instructions from the beneficial owners on how to vote on the proposals. Under the NYSE rules, brokers are not permitted to vote on any of the matters to be considered at the MPC special meeting. As a result, your shares will not be voted on any matter unless you affirmatively instruct your bank, broker or nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee.

Special Meeting of Andeavor Stockholders

The Andeavor special meeting will be held on [                ], 2018 at [                ] Central Time at 19100 Ridgewood Parkway, San Antonio, Texas 78259. The purpose of the Andeavor special meeting is to consider and vote on the Andeavor merger proposal, the Andeavor compensation proposal and, if necessary, the Andeavor adjournment proposal.

Approval of the Andeavor merger proposal is a condition to the obligations of MPC and Andeavor to complete the merger. The obligations of MPC and Andeavor to complete the merger are not conditioned upon approval by the Andeavor stockholders of the Andeavor compensation proposal or the Andeavor adjournment proposal.

Only holders of record of issued and outstanding shares of Andeavor common stock as of the close of business on [                ], 2018, the record date for the Andeavor special meeting, are entitled to notice of, and to vote at, the Andeavor special meeting or any adjournment or postponement of the Andeavor special meeting. You may cast one vote for each share of Andeavor common stock that you owned as of the close of business on that record date.

A quorum of Andeavor stockholders is necessary to hold a valid meeting. A quorum will exist at the Andeavor special meeting with respect to each matter to be considered at the Andeavor special meeting if the holders of a majority of shares of Andeavor common stock issued and outstanding and entitled to vote on the record date are present in person or represented by proxy at the Andeavor special meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum, including abstentions. Shares of Andeavor common stock held in street name will be counted as present for the purpose of determining the existence of a quorum at the Andeavor special meeting so long as a stockholder has given the broker or other nominee voting instructions on at least one of the proposals brought before the Andeavor special meeting. The proposals for consideration at the Andeavor special meeting are considered “non-routine” matters under NYSE Rule 452, and, therefore, no broker non-votes can occur at the meeting. A stockholder’s shares will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any such proposals.

Approval of the Andeavor merger proposal requires the affirmative vote of a majority of the shares of Andeavor common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal.

Approval of the Andeavor compensation proposal requires the affirmative vote of a majority of the shares of Andeavor common stock present in person or by proxy at the Andeavor special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal.

Approval of the Andeavor adjournment proposal requires the affirmative vote of a majority of the shares of Andeavor common stock present in person or by proxy at the Andeavor special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal.

Under the NYSE rules, brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE rules determine to be “non-routine.” With respect to non-routine matters a broker does not have discretionary authority to vote in the absence of instructions and will not vote on proposals if the broker has not received instructions from the beneficial owners on how to vote on the proposals. Under the NYSE rules, brokers are not permitted to vote on any of the matters to be considered at the Andeavor special meeting. As a result, your shares will not be voted on any matter unless you affirmatively instruct your bank, broker or nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee.

Directors of MPC Following the Merger

If the MPC board size COI amendment proposal is approved by MPC stockholders, following the merger, the MPC board will be comprised of up to 14 directors. Pursuant to the terms of the merger agreement, MPC will use its reasonable best efforts promptly after the effective time to cause the MPC board to be comprised of:

•	ten directors selected by MPC, who initially will be Gary R. Heminger, Abdulaziz F. Alkhayyal, Evan Bayh, Charles E. Bunch, Steven A. Davis, Donna A. James, James E. Rohr, Frank M. Semple, J. Michael Stice and John P. Surma; and

•	four current members of the Andeavor board who will be identified by Andeavor prior to the closing date of the merger.

Should the MPC board size COI amendment proposal not be approved, two directors of MPC’s current board will resign in order to appoint the four Andeavor appointees.

Interests of Andeavor Directors and Executive Officers in the Merger

Andeavor’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Andeavor stockholders generally. These interests include, but are not limited to the treatment in the merger of Andeavor options, Andeavor RSUs, Andeavor PSAs, Andeavor MSUs, Andeavor

restricted shares and Andeavor other awards held by Andeavor executive officers and directors, including the vesting of awards upon a qualifying termination of employment during a two-year period following the closing of the merger, the payment of 2018 annual cash performance bonuses, and enhanced severance upon a qualifying termination of employment during a two-year period following the closing of the merger under the Andeavor Executive Severance and Change in Control Plan, referred to as the Executive CIC Plan, or, for Mr. Goff, under his letter agreement.

The members of the Andeavor board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and approving the merger and in determining to recommend to Andeavor stockholders that they adopt the merger agreement.

These interests are described in more detail in the section entitled “The Merger—Interests of Andeavor Directors and Executive Officers in the Merger” beginning on page 146.

Conditions to the Completion of the Merger

Under the merger agreement, the respective obligations of MPC, Andeavor, Merger Sub 1 and Merger Sub 2 to complete the merger are subject to the satisfaction or waiver at or prior to the effective time of the first merger of the following conditions:

•	MPC Stockholder Approval. The MPC issuance proposal must have been approved by the affirmative vote of a majority of votes cast by MPC stockholders present in person or by proxy at the MPC special meeting and entitled to vote on the proposal.

•	Andeavor Stockholder Approval. The Andeavor merger proposal must have been duly adopted by holders of a majority of the outstanding shares of Andeavor common stock entitled to vote thereon at the Andeavor special meeting.

•	NYSE Listing. The shares of MPC common stock issuable to Andeavor stockholders pursuant to the merger agreement must have been authorized for listing on the NYSE upon the official notice of issuance.

•	Regulatory Consents. The waiting period under the HSR Act applicable to the completion of the merger and the other transactions contemplated by the merger agreement must have expired or been terminated, as well as satisfaction of all approvals, notices or other requirements under other antitrust laws, without the imposition of or requirement to agree to, any terms, conditions, liabilities, obligations or commitments that, individually or in the aggregate, constitute a burdensome condition, as defined in the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions—Burdensome Condition” beginning on page 175 and in the merger agreement.

•	Litigation. There must not have been enacted, issued, promulgated, enforced or entered by a court or other governmental entity of competent jurisdiction any applicable law that is in effect and restrains, enjoins or otherwise prohibits completion of the merger or the other transactions contemplated by the merger agreement.

•	Effectiveness of the Registration Statement. The registration statement of which this joint proxy statement/prospectus forms a part must have become effective under the Securities Act and must not be the subject of any stop order issued by the SEC or any pending proceedings initiated by the SEC seeking such a stop order.

Under the merger agreement, the obligations of MPC, Merger Sub 1 and Merger Sub 2 to complete the merger are subject to the satisfaction or waiver of the following additional conditions:

•	certain representations and warranties of Andeavor regarding aspects of its capitalization and the capitalization of Andeavor Logistics must be true and correct as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), except for such inaccuracies as would not in the aggregate be material in amount or effect;

•	the representations and warranties of Andeavor regarding the absence of any material adverse effect on Andeavor and its subsidiaries must be true and correct as of the date of the merger agreement and as of the closing as though made on and as of such date and time;

•	certain representations and warranties of Andeavor regarding due organization and validity of existence; corporate authority; approval and fairness; non-contravention with respect to the organizational documents of Andeavor or its subsidiaries; takeover statutes; and broker’s and finder’s fees must be true and correct in all material respects as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

•	the other representations and warranties of Andeavor must be true and correct, without regard to materiality, Andeavor material adverse effect (as defined in the merger agreement), or similar qualifiers, as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have an Andeavor material adverse effect;

•	Andeavor must have performed and complied with in all material respects all of its obligations under the merger agreement required to be performed or complied with at or prior to the closing; and

•	MPC must have received a certificate signed by an executive officer of Andeavor to the effect that the foregoing closing conditions have been satisfied.

Under the merger agreement, the obligation of Andeavor to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•	certain representations and warranties of MPC, Merger Sub 1 and Merger Sub 2 regarding due organization and validity of existence; capital structure; corporate authority; approval and fairness; non-contravention with respect to the organizational documents of MPC or its subsidiaries; and broker’s and finder’s fees must be true and correct in all material respects as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

•	the representations and warranties of MPC, Merger Sub 1 and Merger Sub 2 regarding the absence of any material adverse effect on MPC and its subsidiaries must be true and correct as of the date of the merger agreement and as of the closing as though made on and as of such date and time;

•	the other representations and warranties of MPC, Merger Sub 1 and Merger Sub 2 must be true and correct without regard to materiality, MPC material adverse effect, or similar qualifiers, as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not be reasonably be expected to have an MPC material adverse effect;

•	MPC, Merger Sub 1 and Merger Sub 2 must have performed and complied with in all material respects all of their respective obligations under the merger agreement required to be performed or complied with by them at or prior to the closing;

•	Andeavor must have received a certificate signed by an executive officer of MPC on behalf of MPC, Merger Sub 1, and Merger Sub 2 to the effect that the foregoing closing conditions have been satisfied; and

•	Andeavor must have received a written opinion from Sullivan & Cromwell LLP (or another nationally recognized law firm selected by Andeavor) substantially to the effect that (i) for U.S. federal income tax purposes, the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and (ii) MPC and Andeavor will each be a “party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code.

Non-Solicitation by MPC or Andeavor

As more fully described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation” beginning on page 168 and in the merger agreement, and subject to the exceptions described below and in the merger agreement, each of MPC and Andeavor has agreed not to, and to cause their respective representatives not to, among other things, (i) initiate, solicit or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal (as such term is defined in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation” beginning on page 168 and in the merger agreement; (ii) participate in any discussions or negotiations relating to, or that would reasonably be expected to lead to, an acquisition proposal, with any third party that is reasonably likely to be considering or seeking to make, or has made since April 29, 2017, an acquisition proposal; (iii) make available to any third party that is reasonably likely to be considering or seeking to make, or has made since April 29, 2017, an acquisition proposal, any non-public information or data relating to, or that would reasonably be expected to lead to, an acquisition proposal; or (iv) enter into any contract relating to, or that would reasonably be expected to lead to, an acquisition proposal.

Changes of Recommendation

MPC Restrictions on Changes of Recommendation

Subject to certain exceptions described below, the MPC board (and each committee thereof) may not:

•	fail to include in this joint proxy statement/prospectus its recommendation that MPC stockholders approve the MPC issuance proposal;

•	withhold or withdraw, or directly or indirectly qualify or modify in a manner that is adverse to Andeavor, its recommendation that MPC stockholders approve the share issuance proposal, or its approval of the merger agreement or the merger, or publicly propose to do so;

•	make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or fail to recommend against acceptance of such tender or exchange offer by close of business on the earlier of the 10th business day after the commencement of such offer and the second business day prior to the MPC special meeting;

•	adopt, approve, recommend to its stockholders, endorse or otherwise declare advisable any acquisition proposal for MPC, or resolve, agree or publicly propose to do so, except as set forth below; or

•	except with respect to tender and exchange offers (discussed above), fail to publicly reaffirm its recommendation that MPC stockholders approve the MPC issuance proposal within three business days following receipt of a written notice from Andeavor requesting such reaffirmation delivered after an acquisition proposal for MPC has become publicly known (or if earlier, by the date that is two business days prior to the MPC special meeting).

The taking of any of the actions described in any of the five bullets above is referred to in this joint proxy statement/prospectus as an adverse MPC recommendation change.

Andeavor Restrictions on Changes of Recommendation

Similarly, and subject to certain exceptions described below, the Andeavor board (and each committee thereof) may not:

•	fail to include in this joint proxy statement/prospectus its recommendation that Andeavor stockholders approve the Andeavor merger proposal;

•	withhold or withdraw, or directly or indirectly qualify or modify in a manner that is adverse to MPC, Merger Sub 1 or Merger Sub 2 its recommendation that Andeavor stockholders approve the Andeavor merger proposal, or its approval of the merger agreement or the merger, or publicly propose to do so;

•	make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or fail to recommend against acceptance of such tender or exchange offer by close of business on the earlier of the 10th business day after the commencement of such offer and the second business day prior to the Andeavor special meeting;

•	adopt, approve, recommend to its stockholders, endorse or otherwise declare advisable any acquisition proposal for Andeavor, or resolve, agree or publicly propose to do so, except as set forth below; or

•	except with respect to tender and exchange offers (discussed above), fail to publicly reaffirm its recommendation that Andeavor stockholders approve the Andeavor merger proposal within three business days following receipt of a written notice from MPC requesting such reaffirmation delivered after an acquisition proposal for Andeavor has become publicly known (or if earlier, by the date that is two business days prior to the Andeavor special meeting).

The taking of any of the actions described in any of the five bullets above is referred to in this joint proxy statement/prospectus as an adverse Andeavor recommendation change.

MPC: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal

At any time prior to the time that the MPC issuance proposal has been approved by MPC stockholders, if MPC receives a bona fide acquisition proposal that did not result from a breach of the no-shop provisions of the merger agreement, MPC may make an adverse MPC recommendation change or terminate the merger agreement, pay the termination fee and enter into an alternative acquisition agreement with respect to an acquisition proposal if the MPC board:

•	determines in good faith (after consultation with outside counsel where required by the merger agreement) that failure to take such actions would be inconsistent with its fiduciary duties under Delaware law;

•	determines in good faith, after consultation with its outside counsel and financial advisor that such acquisition proposal constitutes a superior proposal; and

•	has complied with the match right obligations under the merger agreement, which are described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of

Recommendation—MPC: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal” beginning on page 170.

MPC: Permitted Changes of Recommendation in Connection with Intervening Events

At any time prior to the time that the MPC issuance proposal has been approved by MPC stockholders, if an MPC intervening event (as defined in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—MPC: Permitted Changes of Recommendation in Connection with Intervening Events” beginning on page 171 and in the merger agreement) occurs and the MPC board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an adverse MPC recommendation change in response to such MPC intervening event would be inconsistent with its fiduciary duties under Delaware law, the MPC board may make an adverse MPC recommendation change in response to such MPC intervening event if it has complied with the match right obligations under the merger agreement, which are described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—MPC: Permitted Changes of Recommendation in Connection with Intervening Events” beginning on page 171.

Andeavor: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal

At any time prior to the time that the Andeavor merger proposal has been approved by Andeavor stockholders, if Andeavor receives a bona fide acquisition proposal that did not result from a breach of the no-shop provisions of the merger agreement, the Andeavor board may make an adverse Andeavor recommendation change or terminate the merger agreement, pay the termination fee and enter into an alternative acquisition agreement with respect to an acquisition proposal if the Andeavor board:

•	determines in good faith (after consultation with outside counsel where required by the merger agreement) that failure to take such actions would be inconsistent with its fiduciary duties under Delaware law;

•	determines in good faith, after consultation with its outside counsel and financial advisor that such acquisition proposal constitutes a superior proposal; and

•	has complied with the match right obligations under the merger agreement, which are described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Andeavor: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal” beginning on page 171.

Andeavor: Permitted Changes of Recommendation in Connection with Intervening Events

At any time prior to the time that the Andeavor merger proposal has been approved by Andeavor stockholders, if an Andeavor intervening event (as defined in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Andeavor: Permitted Changes of Recommendation in Connection with Intervening Events” beginning on page 172 and in the merger agreement) occurs and the Andeavor board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an adverse Andeavor recommendation change in response to such Andeavor intervening event would be inconsistent with its fiduciary duties under Delaware law, the Andeavor board may make an adverse Andeavor recommendation change in response to such Andeavor intervening event if it has complied with the match right obligations under the merger agreement, which are described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Andeavor: Permitted Changes of Recommendation in Connection with Intervening Events” beginning on page 172.

Termination

Andeavor and MPC may terminate the merger agreement and abandon the merger at any time prior to the effective time of the first merger by mutual written consent of Andeavor and MPC.

The merger agreement may also be terminated by either Andeavor or MPC at any time prior to the effective time of the first merger in any of the following situations if the terminating party has not breached in any material respect its obligations under the merger agreement in any manner that has proximately contributed to the failure of a condition to the completion of the first merger or the failure of the completion of the first merger to occur:

•	the completion of the first merger does not occur by April 29, 2019, which is referred to as an end date termination event;

•	the MPC special meeting is held and the MPC stockholders do not approve the MPC issuance proposal at such meeting or at any permitted adjournment or postponement of such meeting, which is referred to as an MPC stockholder approval termination event;

•	the Andeavor special meeting is held and the Andeavor stockholders do not approve the Andeavor merger proposal at such meeting or at any permitted adjournment or postponement of such meeting, which is referred to as an Andeavor stockholder approval termination event; or

•	any law or order permanently restraining, enjoining or otherwise prohibiting the completion of the merger becomes final and non-appealable.

In addition, the merger agreement may be terminated by MPC:

•	prior to the approval of the MPC issuance proposal by MPC stockholders, in order for MPC to enter into an alternative acquisition agreement providing for the consummation of a superior proposal in compliance with the procedures described in the second bullet in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—MPC: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal” beginning on page 170, after having fully complied with the match right and other no-shop obligations under the merger agreement, provided that MPC pays the reverse termination fee prior to or concurrently with termination of the merger agreement;

•	prior to the effective time of the first merger, if an adverse Andeavor recommendation change has occurred;

•	prior to the effective time of the first merger, if there is a breach of any representation, warranty, covenant or agreement made by Andeavor in the merger agreement, or any such representation and warranty or covenant becomes untrue after the date of the merger agreement, such that the condition to closing above relating to the accuracy of the representations and warranties of Andeavor or the condition to closing above relating to the covenants or agreements of Andeavor would not be satisfied, and such breach or condition is not curable, or, if curable, is not cured prior to the earlier of 30 days after written notice thereof is given by MPC to Andeavor and the fifth business day prior to April 29, 2019, which is referred to as the Andeavor breach termination event; or

•	prior to the effective time of the first merger, if there is a material breach by Andeavor of its no-shop covenants and such breach is not curable or, if curable, is not cured within the earlier of (i) 10 calendar days after written notice of the breach is given by MPC to Andeavor and (ii) the fifth business day prior to April 29, 2019.

Further, the merger agreement may be terminated by Andeavor:

•

prior to the adoption of the merger agreement by Andeavor stockholders, in order for Andeavor to enter into an alternative acquisition agreement providing for the consummation of a superior proposal in compliance with the procedures described in the second bullet in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Andeavor: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal” beginning on page 171, after having fully complied with the match right and other no-shop obligations under the merger agreement, provided that Andeavor pays the termination fee prior to or concurrently with termination of the merger agreement;

•	prior to the effective time of the first merger, if an adverse MPC recommendation change has occurred;

•	prior to the effective time of the first merger, if there is a breach of any representation, warranty, covenant or agreement made by MPC, Merger Sub 1 or Merger Sub 2 in the merger agreement, or any such representation and warranty or covenant becomes untrue after the date of the merger agreement, such that the condition to closing above relating to the accuracy of the representations and warranties of MPC, Merger Sub 1 and Merger Sub 2 or the condition to closing above relating to the covenants or agreements of MPC, Merger Sub 1 and Merger Sub 2 would not be satisfied, and such breach or condition is not curable, or, if curable, is not cured prior to the earlier of either 30 days after written notice thereof is given by Andeavor to MPC and the fifth business day prior to April 29, 2019, which is referred to as an MPC breach termination event; or

•	prior to the effective time of the first merger, if there is a material breach by MPC of its no-shop covenants and such breach is not curable or, if curable, is not cured within the earlier of (i) 10 calendar days after written notice of the breach is given by Andeavor to MPC and (ii) the fifth business day prior to April 29, 2019.

For more information, see the section entitled “The Merger Agreement—Termination” beginning on page 181.

Termination Fees

Termination Fees Payable by MPC

The merger agreement requires MPC to pay Andeavor a termination fee of $800 million, which is referred to as the reverse termination fee, if:

•	Andeavor terminates the merger agreement due to an adverse MPC recommendation change;

•	Andeavor terminates the merger agreement due to an MPC breach termination event following a material breach by MPC or its representatives of certain covenants related to the filing of the proxy statement and calling the MPC special meeting, which is referred to as an MPC meeting breach termination event;

•	Andeavor terminates the merger agreement due to an MPC breach termination event following a material breach by MPC of MPC’s “no shop” obligations under the merger agreement as described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation” beginning on page 168;

•	MPC terminates the merger agreement to enter into an alternative acquisition agreement providing for the consummation of a superior proposal in accordance with the merger agreement; or

•

MPC or Andeavor terminates the merger agreement because there has been an end date termination event, an MPC stockholder approval termination event or an MPC breach termination event (other than an MPC meeting breach termination event), an acquisition proposal with respect to MPC was publicly announced after April 29, 2018 and not unconditionally withdrawn, in the case of an end date termination event or an MPC breach termination event, before the date of termination, and in the case of an MPC stockholder approval termination event, before the MPC special meeting, and within 12 months following the date of such termination:

•	the MPC board recommends that MPC stockholders vote in favor of or tender into an MPC acquisition proposal;

•	MPC enters into an alternative acquisition agreement providing for an MPC acquisition proposal; or

•	an MPC acquisition proposal is consummated.

Further, the merger agreement requires MPC to pay Andeavor all documented out-of-pocket costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, including attorney’s fees, not in excess of $75 million, if MPC or Andeavor terminates the merger agreement due to an MPC stockholder approval termination event (which payment will be credited against the payment of the reverse termination fee if the reverse termination fee subsequently becomes payable).

In no event will MPC be required to pay the reverse termination fee on more than one occasion.

For more information, see the section entitled “The Merger Agreement—Termination” beginning on page 181.

Termination Fees Payable by Andeavor

The merger agreement requires Andeavor to pay MPC a termination fee of $600 million, which is referred to as the termination fee, if:

•	MPC terminates the merger agreement due to an adverse Andeavor recommendation change;

•	MPC terminates the merger agreement due to an Andeavor breach termination event following a material breach by Andeavor or its representatives of certain covenants related to the filing of the proxy statement and calling the Andeavor special meeting, which is referred to as an Andeavor meeting breach termination event;

•	MPC terminates the merger agreement due to an Andeavor breach termination event following a material breach by Andeavor of Andeavor’s “no shop” obligations under the merger agreement as described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation” beginning on page 168;

•	Andeavor terminates the merger agreement to enter into an alternative acquisition agreement providing for the consummation of a superior proposal in accordance with the merger agreement; or

•	MPC or Andeavor terminates the merger agreement because there has been an end date termination event, an Andeavor stockholder approval termination event or an Andeavor breach termination event (other than an Andeavor meeting breach termination event), an acquisition proposal with respect to Andeavor was publicly announced after April 29, 2018 and not unconditionally withdrawn in the case of an end date termination event or an Andeavor breach termination event, before the date of termination, and in the case of an Andeavor stockholder approval termination event before the Andeavor special meeting, and within 12 months following the date of such termination:

•	the Andeavor board recommends that Andeavor stockholders vote in favor of or tender into an Andeavor acquisition proposal (substituting “50%” for “15%” in the definition of acquisition proposal for these purposes);

•	Andeavor enters into an alternative acquisition agreement providing for an Andeavor acquisition proposal (substituting “50%” for “15%” in the definition of acquisition proposal for these purposes); or

•	an Andeavor acquisition proposal (substituting “50%” for “15%” in the definition of acquisition proposal for these purposes) is consummated.

Further, the merger agreement requires Andeavor to pay MPC all documented out-of-pocket costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, including attorney’s fees, not in excess of $75 million, if MPC or Andeavor terminates the merger agreement due to an Andeavor stockholder approval termination event (which payment will be credited against the payment of the termination fee if the termination fee subsequently becomes payable).

In no event will Andeavor be required to pay the termination fee on more than one occasion.

For more information, see the section entitled “The Merger Agreement—Termination” beginning on page 181.

Regulatory Approvals

U.S. Antitrust

The completion of the merger is subject to the receipt of antitrust clearance in the United States. Under the HSR Act, and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the Federal Trade Commission, which is referred to as the FTC, and the Department of Justice, which is referred to as the DOJ, and the applicable waiting period (or any extension thereof) has expired or been terminated.

On June 1, 2018, notification and report forms under the HSR Act were filed with the FTC and the DOJ with respect to the proposed merger. The waiting period with respect to the notification and report forms filed under the HSR Act expired on July 2, 2018. See the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions—Reasonable Best Efforts”beginning on page 175.

Other Regulatory Approvals

The obligation of each of MPC and Andeavor to effect the merger is also subject to obtaining regulatory approval in Canada. On June 1, 2018, MPC and Andeavor submitted notifications and an application for Competition Bureau of Canada clearance of the merger and the parties received the necessary regulatory clearance in Canada on June 16, 2018.

Appraisal Rights of Andeavor Stockholders

Under the DGCL, subject to the closing of the merger, record holders of Andeavor common stock who do not vote in favor of the Andeavor merger proposal and who otherwise properly exercise and perfect their appraisal rights in accordance with Section 262 of the DGCL will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of Andeavor common stock, in lieu of receiving the merger consideration. The “fair value” could be higher or lower than, or the same as, the merger consideration. Andeavor stockholders who wish to exercise the right to seek an appraisal of their shares must so advise Andeavor by submitting a written demand for appraisal in the form described in this joint proxy statement/prospectus prior to the vote on the approval of the Andeavor merger proposal at the Andeavor special meeting and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of Andeavor common stock held of record in the name of another person, such as your bank, broker or other nominee, must act promptly to cause the record holder to follow the steps summarized in this joint proxy statement/prospectus in a timely manner to perfect appraisal rights.

The full text of Section 262 of the DGCL is attached as Annex E to this joint proxy statement/prospectus. Andeavor stockholders are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising and perfecting the right to seek appraisal, Andeavor stockholders who are considering exercising and perfecting that right are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions may result in a waiver of, or the inability to exercise, appraisal rights. For more information regarding appraisal rights, see the section entitled “Appraisal Rights of Andeavor Stockholders” beginning on page 222.

Litigation Relating to the Merger

Between June 20 and July 11, 2018, six putative class actions were filed against some or all of Andeavor, the directors of Andeavor, and MPC, Merger Sub 1 and Merger Sub 2 (MPC, Merger Sub 1 and Merger Sub 2 are collectively referred to as the MPC Defendants), relating to the merger. Two complaints, Malka Raul v. Andeavor, et al., and Stephen Bushansky v. Andeavor, et al., were filed in the U.S. District Court for the Western District of Texas. Four other complaints, captioned The Vladimir Gusinsky Rev. Trust v. Andeavor, et al., Lawrence Zucker v. Andeavor, et al., Mel Gross v. Andeavor, et al., and Hudson v. Andeavor, et al., were filed in the U.S. District Court for the District of Delaware. The complaints generally allege that Andeavor, the directors of Andeavor and the MPC Defendants disseminated a false or misleading registration statement regarding the proposed merger in violation of Section 14(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder. Specifically, the complaints allege that the registration statement filed by MPC misstated or omitted material information regarding the parties’ financial projections and the analyses performed by Andeavor’s and MPC’s respective financial advisors, and that disclosure of material information is necessary in light of preclusive deal protection provisions in the merger agreement, the financial interests of Andeavor’s officers and directors in completing the deal, and the financial interests of Andeavor’s and MPC’s respective financial advisors. The complaints further allege that the directors of Andeavor and/or the MPC Defendants are liable for these violations as “controlling persons” of Andeavor under Section 20(a) of the Exchange Act. The complaints seek injunctive relief, including to enjoin and/or rescind the merger, damages in the event the merger is consummated, and an award of attorneys’ fees, in addition to other relief.

Additional lawsuits arising out of the merger may be filed in the future. There can be no assurance that any of the defendants will be successful in the outcome of the pending or any potential future lawsuits. A preliminary injunction could delay or jeopardize the completion of the merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the completion of the merger. Andeavor and Marathon believe that the lawsuits are without merit and intend to defend vigorously against them and any other lawsuits challenging the merger.

Material U.S. Federal Income Tax Consequences of the Merger

For a detailed discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 188. The tax consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, please consult your tax advisor to determine the tax consequences to you from the merger.

Comparison of Stockholders’ Rights

The rights of Andeavor stockholders who receive shares of MPC common stock in the merger will be governed by the MPC certificate of incorporation, the amended and restated bylaws of MPC, which are referred to as the MPC bylaws, and the corporate governance principles of MPC rather than by the restated certificate of incorporation of Andeavor, which is referred to as the Andeavor certificate of incorporation, the amended and restated bylaws of Andeavor, which are referred to as the Andeavor bylaws and the corporate governance guidelines of Andeavor. As a result, these Andeavor stockholders will have different rights once they become stockholders of MPC due to the differences in the governing documents of Andeavor and MPC. The key differences are described in the section entitled “Comparison of Stockholders’ Rights” beginning on page 209.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MPC

The following table presents selected historical consolidated financial data for MPC as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 and as of and for the three months ended March 31, 2018 and 2017. The selected historical consolidated financial data for each of the years ended December 31, 2017, 2016 and 2015 and as of December 31, 2017 and 2016 have been derived from MPC’s audited consolidated financial statements and related notes included in its Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference herein. The selected historical consolidated financial data for each of the years ended December 31, 2014 and 2013 and as of December 31, 2015, 2014 and 2013 have been derived from MPC’s audited consolidated financial statements and related notes for such years, which have not been incorporated by reference herein. The selected historical consolidated financial data as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 have been derived from MPC’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which have been incorporated by reference herein. The selected historical consolidated balance sheet data as of March 31, 2017 have been derived from MPC’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which has not been incorporated by reference herein.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in MPC’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein.

	Year Ended December 31,					Three Months Ended March 31,
	2017 (a)	2016	2015 (b)	2014 (b)	2013 (b)	2018	2017
	(In millions, except per share amounts)
Statements of consolidated income data:
Revenues	$74,733	$63,339	$72,051	$97,817	$100,160	$18,866	$16,288
Income from operations	3,969	2,378	4,692	4,051	3,425	440	291
Net income	3,804	1,213	2,868	2,555	2,133	235	101
Net income attributable to MPC	3,432	1,174	2,852	2,524	2,112	37	30

Per share data (c)
Net income attributable to MPC per share:
Basic	$6.76	$2.22	$5.29	$4.42	$3.34	$0.08	$0.06
Diluted	$6.70	$2.21	$5.26	$4.39	$3.32	$0.08	$0.06
Cash dividends declared	$1.52	$1.36	$1.14	$0.92	$0.77	$0.46	$0.36

	December 31,					March 31,
	2017	2016	2015 (b)	2014 (b)	2013 (b)	2018	2017
	(In millions)
Consolidated balance sheet data:
Total assets	$49,047	$44,413	$43,115	$30,425	$28,367	$50,364	$45,821
Long-term debt, including capitalized leases (d)	12,946	10,572	11,925	6,602	3,378	17,258	12,598
Noncontrolling interests	6,795	6,646	6,438	639	412	3,875	6,727
Total equity	20,828	20,203	19,675	11,390	11,332	18,863	19,797

(a)	Net income for 2017 includes a tax benefit of approximately $1.5 billion or $2.93 per diluted share as a result of re-measuring certain net deferred tax liabilities using the lower corporate tax rate enacted in the fourth quarter 2017.

(b)	On December 4, 2015, MPLX merged with MarkWest Energy Partners, L.P., which is referred to as MarkWest, pursuant to which MarkWest became a wholly owned subsidiary of MPLX. On September 30, 2014, MPC acquired from Hess Corporation all of its retail locations, transport operations and shipper history on various pipelines. On February 1, 2013, MPC acquired from BP Products North America Inc. and BP Pipelines (North America) Inc. a 451,000 barrel per calendar day refinery located in Texas City, Texas and related assets. The financial results for these operations are included in MPC’s consolidated results from the date of acquisition.
(c)	The number of weighted average shares reflect the impacts of shares of common stock repurchased under MPC’s share repurchase plans.
(d)	Includes amounts due within one year. During 2018, MPLX issued $5.5 billion aggregate principal amount of senior notes and used the net proceeds to fund the $4.1 billion cash portion of the consideration paid to MPC for the dropdown of refining logistics and fuels distribution assets. During 2017, MPLX issued $2.25 billion aggregate principal amount of senior notes and used the net proceeds to fund the $1.5 billion cash portion of the consideration paid to MPC for the dropdown of assets on March 1, 2017. During 2015, in connection with the MarkWest merger, MPLX assumed MarkWest senior notes with an aggregate principal amount of $4.1 billion and used its credit facility to repay $850 million of the $943 million of previously outstanding borrowings under MarkWest’s credit facility. During 2014, MPC issued $1.95 billion aggregate principal amount of senior notes and entered into a $700 million term loan agreement to fund a portion of the acquisition of retail locations and related assets from Hess Corporation.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ANDEAVOR

The following table presents selected historical consolidated financial data of Andeavor as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 and as of and for the three months ended March 31, 2018 and 2017. The selected historical consolidated financial data for each of the years ended December 31, 2017, 2016 and 2015 and as of December 31, 2017 and 2016 have been derived from Andeavor’s audited consolidated financial statements and related notes included in the Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference herein. The selected historical consolidated financial data for each of the years ended December 31, 2014 and 2013 and as of December 31, 2015, 2014 and 2013 have been derived from Andeavor’s audited consolidated financial statements and related notes for such years, which have not been incorporated by reference herein. The selected historical consolidated financial data as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 have been derived from Andeavor’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which has been incorporated by reference herein in its entirety. The selected historical consolidated balance sheet data as of March 31, 2017 has been derived from Andeavor’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which has not been incorporated by reference herein.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Andeavor’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes therein.

	Year Ended December 31,					Three Months Ended March 31,
	2017 (a)(b)	2016	2015	2014	2013	2018	2017
	(In millions, except per share amounts)
Statements of consolidated operations data:
Revenues	$34,975	$24,582	$28,711	$40,633	$37,601	$10,300	$6,638
Net earnings from continuing operations	1,675	850	1,694	917	434	229	87
Net earnings from continuing operations attributable to Andeavor	1,520	724	1,544	872	392	164	50

Per share data (c)
Net earnings from continuing operations attributable to Andeavor per share:
Basic	$10.85	$6.11	$12.53	$6.79	$2.90	$1.08	$0.43
Diluted	$10.75	$6.04	$12.39	$6.67	$2.85	$1.07	$0.42
Cash dividends declared	$2.28	$2.10	$1.85	$1.10	$0.90	$0.59	$0.55

	December 31,					March 31,
	2017 (b)	2016	2015	2014	2013	2018	2017
	(In millions)
Consolidated balance sheet data:
Total assets	$28,573	$20,398	$16,332	$16,491	$13,252	$28,841	$20,069
Total debt, net of unamortized issuance costs (d)	7,685	6,933	4,073	4,167	2,756	8,733	6,643
Noncontrolling interest	3,600	2,662	2,527	2,522	1,183	3,521	2,848
Total equity	13,415	8,127	7,740	6,976	5,485	13,153	8,334

(a)	Net earnings for 2017 include a tax benefit of approximately $918 million as a result of re-measuring certain net deferred tax liabilities using the lower corporate tax rate enacted in the fourth quarter 2017.

(b)	On June 1, 2017, Andeavor acquired Western Refining and the controlling interest in Western Refining Logistics LP, which is referred to as WNRL, and such acquisition is referred to as the Western Refining acquisition. The financial results for these operations are included in Andeavor’s consolidated results from the date of acquisition.

(c)	Per share data reflects the impacts from shares of common stock issued in connection with the Western Refining acquisition as well as shares of common stock repurchased under Andeavor’s share repurchase plans.

(d)	Includes amounts due within one year. During 2017, Andeavor issued $1.0 billion aggregate principal amount of senior notes using the proceeds to repay certain senior notes that matured and to fund the cash portion of the Western Refining acquisition. Andeavor Logistics issued $1.75 billion aggregate principal amount of senior notes using the proceeds to refinance certain senior notes and to fund the $400 million cash portion of the consideration paid to Andeavor for the dropdown of assets on November 8, 2017. During 2016, Andeavor issued $1.6 billion aggregate principal amount of senior notes in anticipation of refinancing Western Refining’s outstanding senior notes in connection with the Western Refining acquisition. Andeavor Logistics issued $1.45 billion aggregate principal amount of senior notes using the proceeds to acquire certain crude oil, natural gas and produced water gathering systems and two natural gas processing systems in North Dakota as well as to fund the cash portion of consideration paid to Andeavor for the dropdown of assets on July 1, 2016, September 16, 2016 and November 21, 2016. During 2014, Andeavor Logistics issued $1.3 billion aggregate principal amount of senior notes to fund the acquisition of QEP Field Services, LLC.

SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL DATA

The following table presents selected unaudited pro forma condensed consolidated combined financial data referred to throughout as “pro forma financial data”, “pro forma balance sheet data”, or “pro forma statements of income data” of MPC after giving effect to the merger. The information under “Pro Forma Statements of Income Data” in the table below gives effect to the merger as if it had been consummated on January 1, 2017, the beginning of the earliest period for which unaudited pro forma financial statements have been presented. The information under “Pro Forma Balance Sheet Data” in the table below assumes the merger had been consummated on March 31, 2018. This pro forma financial data was prepared using the acquisition method of accounting with MPC considered the accounting acquirer of Andeavor. See the section entitled “The Merger—Accounting Treatment of the Merger” beginning on page 153.

The preliminary pro forma adjustments have been made solely for the purpose of providing the pro forma financial data presented below. MPC estimated the fair value of Andeavor’s assets and liabilities based on discussions with Andeavor’s management, due diligence information, preliminary valuation analyses performed by a third-party specialist and reviewed by MPC, information presented in Andeavor’s SEC filings and other publicly available information. Until the merger is completed, both companies are limited in their ability to share certain information. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed.

Upon completion of the merger, a final determination of the fair value of Andeavor’s assets and liabilities will be performed. Any changes in the fair values of the net assets or total purchase consideration as compared with the information shown in the pro forma financial data may change the amount of the total purchase consideration allocated to goodwill and other assets and liabilities and may impact the combined company statements of income due to adjustments in depreciation and amortization of the adjusted assets or liabilities. The final purchase consideration allocation may be materially different than the preliminary purchase consideration allocation presented in the pro forma financial data.

The information presented below should be read in conjunction with the historical consolidated financial statements and related notes of MPC and Andeavor filed by each with the SEC, and incorporated by reference into this joint proxy statement/prospectus, and with the unaudited pro forma financial statements of MPC and Andeavor, including the related notes, appearing in the section entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Statements” beginning on page 192. The unaudited pro forma financial statements are presented for illustrative purposes only and are not necessarily indicative of results that actually would have occurred or that may occur in the future had the merger been completed on the dates indicated, or the future operating results or financial position of the combined company following the merger. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 49.

(In millions, except per share amounts)	Three Months Ended March 31, 2018	Year Ended December 31, 2017

Pro forma statements of income data:
Total revenues and other income	$29,556	$118,868
Income from operations	661	5,480
Net income attributable to MPC	77	4,852
Net income attributable to MPC per share:
Basic	$0.11	$6.49
Diluted	$0.11	$6.43
Cash dividends declared per share	$0.46	$1.52

(In millions)	March 31, 2018

Pro forma balance sheet data:
Total assets	$88,757
Long-term debt	25,827
Noncontrolling interests	8,264
Total equity	40,313

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE FINANCIAL DATA

Presented below are MPC’s and Andeavor’s historical and unaudited pro forma per share financial data for the three months ended March 31, 2018 and the year ended December 31, 2017. Except for the historical financial data for the year ended December 31, 2017, the financial data provided in the table below is unaudited. This financial data should be read together with the historical consolidated financial statements and related notes of MPC and Andeavor filed by each with the SEC, and incorporated by reference in this joint proxy statement/prospectus, and with the unaudited pro forma condensed consolidated combined financial statements included in the section entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Statements” beginning on page 192.

The pro forma financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The pro forma financial data, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings (or associated costs or capital expenditures to achieve such savings), opportunities to earn additional revenue, the impact of restructuring, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

The historical book value per share is computed by dividing stockholders’ equity by the number of shares of common stock outstanding at the end of the period. The pro forma earnings per share of the combined company is computed by dividing the pro forma earnings by the pro forma weighted average number of shares outstanding. The pro forma book value per share of the combined company is computed by dividing total pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding at March 31, 2018, the date upon which the pro forma balance sheet assumes the merger had been completed.

	Three Months Ended March 31, 2018	Year Ended December 31, 2017
MPC historical data:
Net income attributable to MPC per basic share	$0.08	$6.76
Net income attributable to MPC per diluted share	0.08	6.70
Cash dividends declared per share	0.46	1.52
Net book value per share	32.09	28.87

Andeavor historical data:
Net income from continuing operations attributable to Andeavor per basic share	$1.08	$10.85
Net income from continuing operations attributable to Andeavor per diluted share	1.07	10.75
Cash dividends declared per share	0.59	2.28
Net book value per share	63.74	64.03

Pro forma combined data:
Net income attributable to combined company per basic share	$0.11	$6.49
Net income attributable to combined company per diluted share	0.11	6.43
Cash dividends declared per share	0.46	1.52
Net book value per share	45.33	N/A

	Three Months Ended March 31, 2018	Year Ended December 31, 2017

Pro forma combined equivalent data(a):
Net income attributable to combined company per basic share	$0.20	$12.14
Net income attributable to combined company per diluted share	0.20	12.02
Cash dividends declared per share	0.86	2.84
Net book value per share	84.77	N/A

(a)	Determined using the pro forma combined per share data multiplied by 1.87 (the exchange ratio of an Andeavor share for an MPC share).

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

MPC Market Price and Dividend Information

MPC common stock is listed on the NYSE under the symbol “MPC.” The following table sets forth the high and low prices per share for MPC common stock for the periods indicated and the cash dividends per share declared with respect to MPC common stock in the periods indicated, in each case rounded to the nearest whole cent. MPC’s fiscal year ends on December 31.

	High ($)	Low ($)	Dividend ($)*
2016:
First Quarter	52.83	29.24	.32
Second Quarter	43.26	32.02	.32
Third Quarter	44.56	35.16	.36
Fourth Quarter	51.15	40.01	.36
2017:
First Quarter	54.59	46.88	.36
Second Quarter	55.20	47.78	.36
Third Quarter	56.81	49.30	.40
Fourth Quarter	67.07	55.25	.40
2018:
First Quarter	74.92	61.46	.46
Second Quarter	83.33	69.03	.46
Third Quarter (through July 17, 2018)	73.18	68.18

(*)	The amount of the dividend shown in this column with respect to each fiscal quarter is the dividend that was declared in such quarter, which may be different from the dividend subsequently declared in respect of earnings for such fiscal quarter.

You should obtain current market quotations for shares of MPC common stock, as the market price of MPC common stock will fluctuate between the date of this joint proxy statement/prospectus and the date on which the merger is completed, at times in between and thereafter. You can obtain these quotations from publicly available sources.

The declaration of dividends, whether before or after the merger, is at the discretion of the MPC board. The MPC board periodically reviews the MPC dividend policy based upon MPC’s financial results and cash flow projections. Decisions regarding whether or not to pay dividends and the amount of any dividends are determined after consideration of various factors, including earnings, cash requirements, the financial condition of MPC, the DGCL, limitations under MPC’s debt arrangements, the merger agreement, government regulations and other factors deemed relevant by the MPC board.

Under the merger agreement, MPC has agreed that, until the completion of the merger, it will not declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock, except for regular quarterly cash dividends to the holders of shares of MPC common stock in an amount not in excess of $0.46 per share per quarter.

Andeavor Market Price and Dividend Information

Andeavor common stock is listed on the NYSE under the symbol “ANDV.” The following table sets forth the high and low prices per share for Andeavor common stock for the periods indicated and the regular cash dividends per share declared with respect to Andeavor common stock in the periods indicated, in each case rounded to the nearest whole cent. Andeavor’s fiscal year ends on December 31.

	High ($)	Low ($)	Dividend ($)*
2016:
First Quarter	109.24	67.80	.50
Second Quarter	87.85	70.78	.50
Third Quarter	84.89	69.49	.55
Fourth Quarter	93.06	78.32	.55
2017:
First Quarter	91.37	79.10	.55
Second Quarter	95.11	75.11	.55
Third Quarter	105.63	91.82	.59
Fourth Quarter	116.06	102.29	.59
2018:
First Quarter	121.71	89.58	.59
Second Quarter	151.89	98.40	.59
Third Quarter (through July 17, 2018)	137.80	129.76

*	The amount of the dividend shown in this column with respect to each fiscal quarter is the dividend that was declared in such quarter, which may be different from the dividend subsequently declared in respect of earnings for such fiscal quarter.

You should obtain current market quotations for shares of Andeavor common stock, as the market price of Andeavor common stock will fluctuate between the date of this joint proxy statement/prospectus and the date on which the merger is completed, at times in between and thereafter. You can obtain these quotations from publicly available sources.

The declaration of dividends is at the discretion of the Andeavor board. The Andeavor board periodically reviews the Andeavor dividend policy based upon Andeavor’s financial results and cash flow projections. Decisions regarding whether or not to pay dividends and the amount of any dividends are determined after consideration of various factors, including earnings, cash requirements, the financial condition of Andeavor, the DGCL, limitations under Andeavor’s debt arrangements, the merger agreement, government regulations and other factors deemed relevant by the Andeavor board.

Under the merger agreement, Andeavor has agreed that, until the completion of the merger, it will not declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock, except for regular quarterly cash dividends to the holders of shares of Andeavor common stock in an amount not in excess of $0.59 per share.

Comparison of MPC and Andeavor Market Prices and Implied Value of Share Value of the Stock Consideration

The following table sets forth the closing sale price per share of MPC common stock and Andeavor common stock as reported on the NYSE on April 27, 2018, the last trading day prior to the public announcement of the merger, and on July 17, 2018, the last practicable trading day before the filing of this joint proxy statement/prospectus with the SEC. The table also shows the estimated implied value of the stock consideration proposed for each share of Andeavor common stock as of the same two dates. This implied value was calculated by multiplying the closing price of a share of MPC common stock on the relevant date by the exchange ratio of 1.87 shares of MPC common stock for each share of Andeavor common stock. The value of the cash consideration will be $152.27 irrespective of the price per share of MPC common stock as of any date following the signing of the merger agreement on April 29, 2018.

	MPC Common Stock	Andeavor Common Stock	Implied Per Share Value of Stock Consideration
April 27, 2018	$81.43	$122.38	$152.27
July 17, 2018	$71.70	$135.60	$134.08

The market prices of MPC common stock and Andeavor common stock, have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate prior to, and in the case of MPC common stock, after, completion of the merger. No assurance can be given concerning the market prices of MPC common stock or Andeavor common stock before completion of the merger or of MPC common stock after completion of the merger. The exchange ratio is fixed in the merger agreement, but the market price of MPC common stock (and therefore the value of the stock consideration) when received by Andeavor stockholders after the merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, these comparisons may not provide meaningful information to Andeavor stockholders in determining whether to approve the Andeavor merger proposal or whether to elect to receive cash consideration or stock consideration, or to MPC stockholders in determining whether to vote to approve the MPC issuance proposal. MPC and Andeavor stockholders are encouraged to obtain current market quotations for MPC common stock and Andeavor common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference herein. For more information, see the section entitled “Where You Can Find More Information” beginning on page 236.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and the documents to which Andeavor and MPC refer you in this registration statement, of which this joint proxy statement/prospectus forms a part, as well as oral statements made or to be made by Andeavor and MPC, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, which are referred to as the safe harbor provisions. Words such as “anticipate,” “assume,” “believe,” “build,” “continue,” “create,” “design,” “estimate,” “expect,” “focus,” “forecast,” “future,” “goal,” “guidance,” “imply,” “intend,” “look,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “strategy,” “target,” “work,” “could,” “may,” “should,” “would,” “will” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements with respect to the businesses, strategies and plans of Andeavor and MPC, their expectations relating to the merger and their future financial condition and performance. MPC and Andeavor caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following:

•	the risk that the merger agreement may be terminated in accordance with its terms and that the merger may not be completed;

•	the possibility that MPC stockholders may not approve the issuance of shares of MPC common stock in connection with the merger;

•	the possibility that Andeavor stockholders may not adopt the merger agreement;

•	the risk that the parties may not be able to satisfy any of the conditions to the completion of the merger in a timely manner or at all;

•	the risk that the merger may not be accretive, and may be dilutive, to MPC’s earnings per share, which may negatively affect the market price of shares of MPC common stock;

•	the possibility that MPC and Andeavor will incur significant transaction and other costs in connection with the merger, which may be in excess of those anticipated by MPC or Andeavor;

•	the risk that MPC may fail to realize the benefits expected from the merger;

•	the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies;

•	the risk that the combined company may not buy back shares or may not buy back shares at the times and on the terms expected;

•	the risk that any announcements relating to, or the completion of, the merger could have adverse effects on the market price of MPC common stock;

•	the risk related to any unforeseen liability of Andeavor;

•	the risk that the merger and its announcement and/or completion could have an adverse effect on the ability of MPC and Andeavor to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers;

•	the risk of any changes in general economic, market or business conditions, or changes in the economic or financial condition of MPC and Andeavor; and

•	the risks to their operating results and businesses generally.

Such factors are difficult to predict and in many cases may be beyond the control of MPC and Andeavor. MPC’s and Andeavor’s forward-looking statements are based on assumptions that MPC and Andeavor, respectively, believe to be reasonable but that may not prove to be accurate. Consequently, all of the forward-looking statements MPC and Andeavor make in this document are qualified by the information contained or incorporated by reference herein, including the information contained under this heading and the information detailed in MPC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and MPC’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, and in Andeavor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Andeavor’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018. See the section entitled “Where You Can Find More Information” beginning on page 236.

MPC and Andeavor undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which they become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

RISK FACTORS

In addition to the other information contained in or incorporated by reference herein, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 47, Andeavor stockholders should carefully consider the following risks before deciding how to vote with respect to the proposals to be considered and voted on at the Andeavor special meeting, and MPC stockholders should carefully consider the following risks before deciding how to vote with respect to the proposals to be considered and voted on at the MPC special meeting. Andeavor and MPC stockholders should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference herein, particularly the risk factors contained in MPC’s and Andeavor’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. See the section entitled “Where You Can Find More Information” beginning on page 236.

Risks Relating to the Merger

Because the market price of shares of MPC common stock may fluctuate, Andeavor stockholders cannot be certain of the precise value of any stock consideration they may receive in the merger.

At the time the merger is completed, each issued and outstanding share of Andeavor common stock (other than excluded shares as defined in the section entitled “The Merger—Consideration to Andeavor Stockholders” beginning on page 78) will be converted into the right to receive either the cash consideration of $152.27, if the Andeavor stockholder makes a cash election, or the stock consideration of 1.87 shares of MPC common stock, if the Andeavor stockholder makes or is deemed to have made a stock election. Both the cash election and the stock election are subject to the allocation and proration procedures set forth in the merger agreement. The exchange ratio for the stock consideration is fixed, and there will be no adjustment to the stock consideration for changes in the market price of shares of MPC common stock or Andeavor common stock prior to the completion of the merger. If the merger is completed, there will be a time lapse between each of the date of this joint proxy statement/prospectus, the dates on which Andeavor stockholders vote to approve the Andeavor merger proposal at the Andeavor special meeting and MPC stockholders vote to approve the MPC issuance proposal at the MPC special meeting, and the date on which Andeavor stockholders entitled to receive the stock consideration actually receive such stock consideration. The market value of shares of MPC common stock may fluctuate during and after these periods as a result of a variety of factors (many of which are outside of MPC’s or Andeavor’s control), including general market and economic conditions, changes in MPC’s businesses, operations and prospects and regulatory considerations. Such factors are difficult to predict and in many cases may be beyond the control of MPC and Andeavor. Consequently, at the time Andeavor stockholders must decide whether to adopt the merger agreement, and make their elections to receive the cash consideration or stock consideration, they will not know the actual market value of any stock consideration they will receive when the merger is completed. The actual value of any stock consideration received by Andeavor stockholders at the completion of the merger will depend on the market value of the shares of MPC common stock at that time. This market value may differ, possibly materially, from the market value of shares of MPC common stock at the time the merger agreement was entered into or at any other time. Andeavor stockholders should obtain current stock quotations for shares of MPC common stock before voting their shares of Andeavor common stock. For additional information about the Andeavor per share merger consideration, see the section entitled “The Merger Agreement—Merger Consideration” beginning on page 155.

The value of the cash consideration and the stock consideration may differ considerably.

Since the cash consideration is a fixed amount of $152.27 and the market value of the stock consideration will continuously change with the market price for MPC common stock, it is possible that, at the time of the MPC special meeting, the election deadline, the effective time of the first merger and/or any other time, the cash consideration could be worth more, less or the same amount as the stock consideration. Further, because you will not be able to change your election after the election deadline (and because of the allocation and proration procedures discussed below), you may receive per share merger consideration that is worth less than the other per share merger consideration you could have elected, even if the per share merger consideration you elected to receive is worth more at the election deadline than the per share merger consideration you actually receive. Additionally, since cash elections are subject to proration, in the event the cash consideration is worth more than the stock consideration, Andeavor stockholders may not be able to realize the excess of such difference even if they make a cash election with respect to all of their shares of Andeavor common stock. Similarly, since stock elections are subject to proration, in the event the stock consideration is worth more than the cash consideration, Andeavor stockholders may not be able to realize the excess of such difference even if they make a stock election with respect to all of their shares of Andeavor common stock.

The market price of shares of MPC common stock will continue to fluctuate after the merger.

Upon completion of the merger, holders of Andeavor common stock who receive stock consideration will become holders of shares of MPC common stock. The market price of shares of MPC common stock may fluctuate significantly following completion of the merger and holders of Andeavor common stock could lose some or all of the value of their investment in MPC common stock. In addition, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the MPC common stock, regardless of MPC’s actual operating performance.

Andeavor stockholders may receive a form of consideration different from what they elect.

Although each Andeavor stockholder may elect, for each share of Andeavor common stock he or she owns that is issued and outstanding as of immediately prior to the effective time of the first merger (other than excluded shares as defined in the section entitled “The Merger—Consideration to Andeavor Stockholders” beginning on page 78), to receive the cash consideration or the stock consideration in the first merger, the aggregate amounts of cash consideration and stock consideration to be paid in the first merger are subject to the allocation and proration procedures set forth in the merger agreement to ensure that the total number of shares of Andeavor stock converted into the right to receive the cash consideration in the first merger will be fixed at 22,885,359 shares of Andeavor stock issued and outstanding immediately prior to the closing of the first merger. As a result, if Andeavor stockholders make a cash election in respect of more than the cash election number of shares of Andeavor common stock, which is referred to as an oversubscription of the cash election, Andeavor stockholders who have elected cash consideration will receive stock consideration in exchange for some or all of the shares of Andeavor common stock in respect of which they have made cash elections. Similarly, if Andeavor stockholders make a stock election in respect of more than the total number of shares of Andeavor common stock to be converted in connection with the merger less the cash election number, which is referred to as an oversubscription of the stock election, Andeavor stockholders who have elected stock consideration will receive cash consideration in exchange for some or all of the shares of Andeavor common stock in respect of which they have made stock elections. In some cases, due to rounding, the pro rata portion held by a particular holder may be zero, such that none of such shares of Andeavor common stock held by such holder will be converted into the right to receive either the cash or stock consideration, as applicable. The receipt of a form of consideration other than that elected by an Andeavor stockholder could result in, among other things, tax consequences that differ from those that would have resulted if such stockholders had received the form of consideration that they had elected. For a more detailed description of how the allocation and proration procedures would work in the event that there is an oversubscription of either the cash election or the stock election, see the section entitled “The Merger Agreement—Merger Consideration” beginning on page 155.

After an Andeavor stockholder has made an election in respect of his or her shares of Andeavor common stock, he or she will not be able to sell those shares unless he or she revokes his or her election prior to the election deadline or the merger agreement is terminated.

To be effective, a form of election must be properly completed, signed and submitted to the exchange agent by 5:00 p.m. Eastern Time on the business day that is two trading days prior to the closing date for the first merger, or such other date and time as MPC may publicly announce with the consent of Andeavor. The closing date of the first merger will be publicly announced by MPC at least four business days prior to the anticipated closing date of the first merger. After an Andeavor stockholder has submitted a form of election, under the terms of the election, he or she will not be able to sell any Andeavor shares covered by his or her form of election, regardless of whether those Andeavor shares are held in certificated or book-entry form, unless he or she revokes his or her election before the deadline by written notice received by the exchange agent prior to the election deadline. While the parties have agreed to establish an election deadline that is a relatively short time before the anticipated completion date of the first merger, there can be no assurance that unforeseen circumstances will not cause the completion of the first merger to be delayed after the deadline has been established.

Andeavor stockholders will have a reduced ownership and voting interest in the combined company after the merger and will exercise less influence over management.

Currently, Andeavor stockholders have the right to vote in the election of the Andeavor board and the power to approve or reject any matters requiring stockholder approval under Delaware law and Andeavor’s certificate of incorporation and bylaws. Upon completion of the merger, each Andeavor stockholder who receives shares of MPC common stock in the merger will become a stockholder of MPC with a percentage ownership of MPC that is smaller than the Andeavor stockholder’s current percentage ownership of Andeavor. Based on the number of issued and outstanding shares of MPC common stock and shares of Andeavor common stock as of April 26, 2018 and on the exchange ratio of 1.87, with 22,885,359 shares of Andeavor common stock in the aggregate converted into the right to receive cash consideration, after the merger, Andeavor stockholders are expected to become owners of approximately 34% of the outstanding shares of MPC common stock, without giving effect to any shares of MPC common stock held by Andeavor stockholders prior to the completion of the merger. Even if all former Andeavor stockholders voted together on all matters presented to MPC stockholders from time to time, the former Andeavor stockholders would exercise significantly less influence over MPC after the completion of the merger relative to their influence over Andeavor prior to the completion of the merger, and thus would have a less significant impact on the election of the MPC board and on the approval or rejection of future MPC proposals submitted to a stockholder vote.

Shares of MPC common stock received by Andeavor stockholders as a result of the merger will have different rights from shares of Andeavor common stock.

Upon completion of the merger, Andeavor stockholders will no longer be stockholders of Andeavor, and Andeavor stockholders who receive stock consideration will become stockholders of MPC. There will be important differences between the current rights of Andeavor stockholders and the rights to which such stockholders will be entitled as stockholders of MPC. See the section entitled “Comparison of Stockholders’ Rights” beginning on page 209 for a discussion of the different rights associated with the shares of MPC common stock.

The market price of shares of MPC common stock may be affected by factors different from those that historically have affected shares of Andeavor common stock.

Upon completion of the merger, holders of Andeavor common stock who receive stock consideration will become holders of MPC common stock. The businesses of MPC differ from those of Andeavor in certain respects, and, accordingly, the financial position or results of operations and/or cash flows of MPC after the merger, as well as the market price of shares of MPC common stock, may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of Andeavor. Following the completion of the merger, Andeavor will be part of a larger company with other lines of business and a broader geographic footprint, so decisions affecting Andeavor may be made in respect of the larger combined business as a whole rather than the Andeavor businesses individually. For a discussion of the businesses of MPC and Andeavor and of some important factors to consider in connection with those businesses, see the section entitled “Information About the Companies” beginning on page 61, and the documents incorporated by reference in the section entitled “Where You Can Find More Information” beginning on page 236, including, in particular, in the sections entitled “Risk Factors” in each of MPC’s Annual Report on Form 10-K for the year ended December 31, 2017, Andeavor’s Annual Report on Form 10-K for the year ended December 31, 2017 and Andeavor’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

The merger agreement limits MPC’s ability and Andeavor’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that may discourage a third party from submitting an acquisition proposal to MPC or Andeavor that might result in greater value to MPC’s or Andeavor’s respective stockholders than the merger, or may result in a potential acquirer of MPC, or a potential competing acquirer of Andeavor, proposing to pay a lower per share price to acquire MPC or Andeavor, respectively, than it might otherwise have proposed to pay. These provisions include a general prohibition on MPC and Andeavor from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the MPC board or the Andeavor board, entering into discussions with any third party regarding any acquisition proposal or offer for a competing transaction. Andeavor also has an unqualified obligation to submit the Andeavor merger proposal to a vote by its stockholders, even if Andeavor receives an alternative acquisition proposal that the Andeavor board believes is superior to the merger, and MPC has an unqualified obligation to submit the MPC issuance proposal to a vote by its stockholders, even if MPC receives an alternative acquisition proposal that the MPC board believes is superior to the merger, in each case unless Andeavor or MPC, as applicable, terminates the merger agreement in accordance with its terms prior to such time. See the section entitled “The Merger Agreement—Termination” beginning on page 181.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions that must be fulfilled in order to complete the merger. Those conditions include, among others: the adoption of the merger agreement by Andeavor stockholders, the approval by MPC stockholders of the issuance of shares of MPC common stock in connection with the merger, the approval to list MPC common stock issuable in connection with the merger on the NYSE, the expiration or termination of the waiting period applicable to the merger under the HSR Act, as well as the satisfaction of all approvals, notices or other requirements under other antitrust laws, without the imposition of a burdensome condition (as defined in the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions—Burdensome Condition” beginning on page 175 and in the merger agreement), the absence of any governmental order or law prohibiting the consummation of the merger, effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), MPC’s and Andeavor’s performance of their respective obligations under the merger agreement in all material respects, the absence of a material adverse effect for MPC (as described in the merger agreement), the absence of a material adverse effect for Andeavor (as described in the merger agreement) and Andeavor’s receipt of a written opinion of Sullivan & Cromwell LLP (or another nationally recognized law firm selected by Andeavor) regarding the U.S. federal income tax treatment of the transaction. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may be delayed or may not be completed.

In addition, if the merger is not completed by April 29, 2019, either MPC or Andeavor may choose not to proceed with the merger, and the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approval. In addition, MPC and Andeavor may elect to terminate the merger agreement in certain other circumstances. See the section entitled “The Merger Agreement—Termination” beginning on page 181.

Failure to complete the merger could negatively impact the price of shares of MPC common stock and the price of shares of Andeavor common stock, as well as MPC’s and Andeavor’s respective future businesses and financial results.

The merger agreement contains a number of conditions that must be satisfied or waived prior to the completion of the merger. There can be no assurance that all of the conditions to the merger will be so satisfied or waived. If the conditions to the merger are not satisfied or waived, MPC and Andeavor will be unable to complete the merger and the merger agreement may be terminated.

If the merger is not completed for any reason, including the failure to receive the required approvals of MPC’s and Andeavor’s respective stockholders, MPC’s and Andeavor’s respective businesses and financial results may be adversely affected as follows:

•	MPC and Andeavor may experience negative reactions from the financial markets, including negative impacts on the market price of shares of MPC common stock and Andeavor common stock;

•	the manner in which customers, vendors, business partners and other third parties perceive MPC and Andeavor may be negatively impacted, which in turn could affect MPC’s and Andeavor’s marketing operations or their ability to compete for new business or obtain renewals in the marketplace more broadly;

•	MPC and Andeavor may experience negative reactions from employees; and

•	MPC and Andeavor will have expended time and resources that could otherwise have been spent on MPC’s and Andeavor’s existing businesses and the pursuit of other opportunities that could have been beneficial to each company, and MPC’s and Andeavor’s ongoing business and financial results may be adversely affected.

In addition to the above risks, if the merger agreement is terminated and either party’s board seeks an alternative transaction, such party’s stockholders cannot be certain that such party will be able to find a party willing to engage in a transaction on more attractive terms than the merger. If the merger agreement is terminated under specified circumstances, either MPC or Andeavor may be required to pay the other party a termination fee, reverse termination fee or other termination-related payment. See the section entitled “The Merger Agreement—Termination” beginning on page 181 for a description of these circumstances.

Required regulatory approvals may impose conditions that are not presently anticipated or cannot be met. In addition, an adverse outcome of any antitrust or similar review undertaken by a governmental authority could prevent the merger from being completed or have an adverse effect on MPC following the merger.

Completion of the merger is conditioned upon the approval by the NYSE of the listing of the shares of MPC common stock to be issued in the merger upon official notice of issuance and the expiration or termination of the waiting period applicable to the merger under the HSR Act.

The waiting period applicable to the merger under the HSR Act expired on July 2, 2018.

Even though the waiting period expired under the HSR Act, the FTC or the Antitrust Division of the DOJ could take action under antitrust laws to prevent or rescind the merger, require the divestiture of assets, impose conditions on the completion of the merger or require changes to the terms of the merger or merger agreement. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying or impeding completion of the merger or of imposing additional costs or limitations on MPC following completion of the merger, any of which might have an adverse effect on MPC following completion of the merger. Additionally, state attorneys general could seek to block or challenge the merger as they deem necessary or desirable in the public interest at any time, including after completion of the merger. In addition, in some circumstances, a third party could initiate a private action under antitrust laws challenging or seeking to enjoin the merger, before or after it is completed.

The obligation of each of MPC and Andeavor to effect the merger is also subject to obtaining regulatory approval in Canada. On June 1, 2018, MPC and Andeavor submitted notifications and an application for Competition Bureau of Canada clearance of the merger and the parties received the necessary regulatory clearance in Canada on June 16, 2018.

MPC and Andeavor will be subject to business uncertainties while the merger is pending, which could adversely affect their respective businesses.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on MPC and Andeavor. These uncertainties may impair MPC’s and Andeavor’s ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers and others that deal with MPC and Andeavor to seek to change their existing business relationships with MPC and Andeavor, respectively. Employee retention at Andeavor may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their roles with MPC following the merger. In addition, the merger agreement restricts MPC and Andeavor from entering into certain corporate transactions and taking other specified actions without the consent of the other party, and generally requires Andeavor to continue its operations in the ordinary course, until completion of the merger. These restrictions may prevent MPC and Andeavor from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled “The Merger Agreement—Interim Operations of Andeavor and MPC Pending the Merger,” beginning on page 165, for a description of the restrictive covenants to which MPC and Andeavor are subject.

Directors and executive officers of Andeavor may have interests in the merger that are different from, or in addition to, the interests of Andeavor stockholders.

Directors and executive officers of Andeavor may have interests in the merger that are different from, or in addition to, the interests of Andeavor stockholders generally. These interests include, among others, the treatment of outstanding equity and equity-based awards pursuant to the merger agreement; potential severance and other benefits upon a qualifying termination in connection with the merger; MPC’s agreement to nominate four current members of the Andeavor board for election as directors of MPC, with terms commencing upon the completion of the merger; and rights to ongoing indemnification and insurance coverage. These interests are described in more detail in the section entitled “The Merger—Interests of Andeavor Directors and Executive Officers in the Merger” beginning on page 146.

The merger may not be accretive, and may be dilutive, to MPC’s earnings per share and cash flow from operations per share, which may negatively affect the market price of shares of MPC common stock.

The merger may not be accretive, and may be dilutive, to MPC’s earnings per share and cash flow from operations per share. Earnings per share and cash flow from operations per share in the future are based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay any accretion, result in dilution or cause greater dilution than is currently expected, including:

•	adverse changes in energy market conditions;

•	commodity prices for oil, natural gas and natural gas liquids;

•	production levels;

•	operating results;

•	competitive conditions;

•	laws and regulations affecting the energy business;

•	capital expenditure obligations;

•	higher than expected integration costs;

•	lower than expected synergies; and

•	general economic conditions.

Any dilution of, or decrease or delay of any accretion to, MPC’s earnings per share or cash flow from operations per share could cause the price of MPC’s common stock to decline.

MPC and Andeavor will incur significant transaction and merger-related costs in connection with the merger, which may be in excess of those anticipated by MPC or Andeavor.

Each of MPC and Andeavor has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, including the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger.

MPC and Andeavor expect to continue to incur a number of non-recurring costs associated with completing the merger, combining the operations of the two companies and achieving desired synergies. These fees and costs have been, and will continue to be, substantial. The substantial majority of non-recurring expenses will consist of transaction costs related to the merger and include, among others, employee retention costs, fees paid to financial, legal and accounting advisors, severance and benefit costs and filing fees.

MPC and Andeavor will also incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. MPC and Andeavor will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the merger and the integration of the two companies’ businesses. Although MPC and Andeavor each expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow MPC and Andeavor to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. See the risk factor entitled “The integration of Andeavor into MPC may not be as successful as anticipated” below.

The costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of MPC following the completion of the merger.

Many of these costs will be borne by MPC and/or Andeavor even if the merger is not completed.

Lawsuits have been filed against Andeavor and the members of the Andeavor Board challenging the adequacy of the disclosures made in the joint proxy statement/prospectus and an adverse ruling in one or more of these lawsuits may prevent the merger from being completed.

As of July 17, 2018, Andeavor and the members of the Andeavor board have been named as defendants in six purported stockholder class actions challenging the adequacy of the disclosures to Andeavor stockholders made in the joint proxy statement/prospectus. Two complaints were filed in the U.S. District Court for the Western District of Texas and the other four complaints were filed in the U.S. District Court for the District of Delaware.

Additional lawsuits arising out of the merger may be filed in the future. There can be no assurance that any of the defendants will be successful in the outcome of the pending or any potential future lawsuits. A preliminary injunction could delay or jeopardize the completion of the merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the completion of the merger.

The opinions of MPC’s and Andeavor’s respective financial advisors will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

MPC and Andeavor have received opinions from their respective financial advisors in connection with the signing of the merger agreement, but have not requested or obtained, and do not intend to request, updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of MPC or Andeavor, general market and economic conditions and other factors that may be beyond the control of MPC or Andeavor, and on which MPC’s and Andeavor’s financial advisors’ opinions were based, may significantly alter the value of MPC or Andeavor or the prices of the shares of MPC common stock or of the shares of Andeavor common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the dates referenced in such opinions. Because MPC and Andeavor do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the per share merger consideration or aggregate merger consideration, as applicable, from a financial point of view at the time the merger is completed. The MPC board’s recommendation that MPC stockholders vote “FOR” approval of the MPC issuance proposal and the other merger-related matters and the Andeavor board’s recommendation that Andeavor stockholders vote “FOR” adoption of the merger agreement and the other merger-related matters, however, is made as of the date of this joint proxy statement/prospectus. For a description of the opinions that MPC and Andeavor received from their respective financial advisors, please see the sections entitled “The Merger—Opinion of Barclays, MPC’s Financial Advisor” and “The Merger—Opinion of Goldman Sachs, Andeavor’s Financial Advisor” beginning on pages 93 and 124, respectively. A copy of the opinion of Barclays, MPC’s financial advisor, is attached as Annex C to this joint proxy statement/prospectus, and a copy of the opinion of Goldman Sachs, Andeavor’s financial advisor, is attached as Annex D to this joint proxy statement/prospectus, and each is incorporated by reference herein in its entirety.

Completion of the merger may trigger change in control or other provisions in certain agreements to which Andeavor is a party.

The completion of the merger may trigger change in control or other provisions in certain agreements to which Andeavor is a party. If MPC and Andeavor are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if MPC and Andeavor are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Andeavor.

The combined company’s debt may limit its financial flexibility.

As of March 31, 2018, MPC had approximately $17.8 billion of outstanding indebtedness, including approximately $12.4 billion of obligations of MPLX. As of March 31, 2018, Andeavor had approximately $8.8 billion of outstanding indebtedness, including approximately $4.2 billion of obligations of Andeavor Logistics. MPC continues to review the treatment of its and Andeavor’s existing indebtedness and MPC may seek to repay, refinance, repurchase, redeem, exchange or otherwise terminate its or Andeavor’s existing indebtedness prior to, in connection with or following the completion of the merger. If MPC does seek to refinance its or Andeavor’s existing indebtedness, there can be no guarantee that MPC would be able to execute the refinancing on favorable terms or at all. Assuming MPC does not repay, repurchase, redeem, exchange or otherwise terminate any of its or Andeavor’s existing indebtedness, immediately following the completion of the merger, MPC is expected to have outstanding indebtedness of approximately $27.7 billion, based on MPC’s and Andeavor’s outstanding indebtedness as of March 31, 2018.

Any increase in MPC’s indebtedness could have adverse effects on its financial condition and results of operations, including:

•	increasing MPC’s vulnerability to changing economic, regulatory and industry conditions;

•	limiting MPC’s ability to compete and MPC’s flexibility in planning for, or reacting to, changes in its business and the industry;

•	limiting MPC’s ability to pay dividends to its stockholders;

•	limiting MPC’s ability to borrow additional funds; and

•	requiring MPC to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing funds available for working capital, capital expenditures, acquisitions, share repurchases, dividends and other purposes.

In addition, in connection with executing MPC’s business strategies following the merger, MPC expects to continue to evaluate the possibility of acquiring additional assets and making further strategic investments, and MPC may elect to finance these endeavors by incurring additional indebtedness.

MPC’s ability to arrange any additional financing for the purposes described above or otherwise will depend on, among other factors, the company’s financial position and performance, as well as prevailing market conditions and other factors beyond MPC’s control. MPC cannot assure you that it will be able to obtain such financing on terms acceptable to MPC or at all.

The unaudited pro forma condensed consolidated combined financial information and unaudited forecasted financial information included in this joint proxy statement/prospectus is presented for illustrative purposes only and does not represent the actual financial position or results of operations of the combined company following the completion of the merger. Future results of MPC or Andeavor may differ, possibly materially, from the unaudited pro forma condensed consolidated combined financial information and unaudited forecasted financial information presented in this joint proxy statement/prospectus.

The unaudited pro forma condensed consolidated combined financial statements and unaudited forecasted financial information contained in this joint proxy statement/prospectus is presented for illustrative purposes only, contains a variety of adjustments, assumptions and preliminary estimates and does not represent the actual financial position or results of operations of MPC and Andeavor prior to the merger or that of the combined company following the merger for several reasons. Specifically, we have not completed the detailed valuation analyses to arrive at the final estimates of the fair values of the assets to be acquired and liabilities to be assumed and the related allocation of purchase price and the unaudited pro forma condensed consolidated combined financial statements do not reflect the effects of transaction-related costs and integration costs. See the sections entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Statements”, and “Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Statements” beginning on pages 192 and 197, respectively. In addition, the merger and post-merger integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of transaction-related litigation or other claims. Unexpected delays in completing the merger or in connection with the post-merger integration process may significantly increase the related costs and expenses incurred by MPC. The actual financial positions and results of operations of MPC and Andeavor prior to the merger and that of the combined company following the merger may be different, possibly materially, from the unaudited pro forma condensed consolidated combined financial statements or forecasted financial information included in this joint proxy statement/prospectus. In addition, the assumptions used in preparing the unaudited pro forma condensed consolidated combined financial statements and forecasted financial information included in this joint proxy statement/prospectus may not prove to be accurate and may be affected by other factors. Any significant changes in the market price of MPC common stock may cause a significant change in the purchase price used for MPC’s accounting purposes and the unaudited pro forma financial statements contained in this joint proxy statement/prospectus.

The impact of the recent significant federal tax reform on the combined company is uncertain and may significantly affect the operations of the combined company after the merger.

On December 22, 2017, the President signed the budget reconciliation act commonly referred to as the Tax Cuts and Jobs Act, which is referred to as the TCJA, into law. The TCJA makes broad and complex changes to the U.S. tax code. The TCJA will change how the combined company’s earnings are taxed, including, among other items, (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent; (2) repealing the corporate alternative minimum tax and changing how existing credits can be utilized; (3) temporarily providing for elective immediate expensing for certain depreciable property; (4) creating a new limitation on the deductibility of interest expense; and (5) changing rules related to uses and limitations of net operating losses created in tax years beginning after December 31, 2017. MPC and Andeavor continue to evaluate the TCJA and its impact on the combined company’s businesses. It is possible that the TCJA will be subject to further changes either in a technical corrections bill or entirely new legislation. The overall impact of the TCJA also depends on the future interpretations and regulations that may be issued by U.S. tax authorities. We expect there will be further guidance provided by these authorities potentially having a material adverse effect on our combined financial condition or results of operations. The impact of broad proposals or of regulatory issuances on our business can vary substantially depending upon the specific changes or further guidance made and how the changes or guidance are implemented by the authorities.

The integration of Andeavor into MPC may not be as successful as anticipated.

The merger involves numerous operational, strategic, financial, accounting, legal, tax and other risks; potential liabilities associated with the acquired businesses; and uncertainties related to design, operation and integration of Andeavor’s internal control over financial reporting. Difficulties in integrating Andeavor into MPC may result in Andeavor performing differently than expected, in operational challenges or in the failure to realize anticipated expense-related efficiencies. MPC’s and Andeavor’s existing businesses could also be negatively impacted by the merger. Potential difficulties that may be encountered in the integration process include, among other factors:

•	the inability to successfully integrate the businesses of Andeavor into MPC in a manner that permits MPC to achieve the full revenue and cost savings anticipated from the merger;

•	complexities associated with managing the larger, more complex, integrated business;

•	not realizing anticipated operating synergies or incurring unexpected costs to realize such synergies;

•	integrating personnel from the two companies while maintaining focus on providing consistent, high-quality products and services;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the merger;

•	loss of key employees;

•	integrating relationships with customers, vendors and business partners;

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the merger and integrating Andeavor’s operations into MPC; and

•	the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies.

MPC’s results may suffer if it does not effectively manage its expanded operations following the merger.

Following completion of the merger, MPC’s success will depend, in part, on its ability to manage its expansion, which poses numerous risks and uncertainties, including the need to integrate the operations and business of Andeavor into its existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with customers, vendors and business partners.

Even if MPC and Andeavor complete the merger, MPC may fail to realize all of the anticipated benefits of the proposed merger.

The success of the proposed merger will depend, in part, on MPC’s ability to realize the anticipated benefits and cost savings from combining MPC’s and Andeavor’s businesses, including the approximately $1 billion in annual gross, run-rate, commercial and corporate synergies that MPC expects the combined company to realize within the first three years after the combination. The anticipated benefits and cost savings of the proposed merger may not be realized fully or at all, may take longer to realize than expected, may require more non-recurring costs and expenditures to realize than expected or could have other adverse effects that MPC does not currently foresee. Some of the assumptions that MPC has made, such as with respect to anticipated: operating synergies or the costs associated with realizing such synergies; significant long-term cash flow generation; the benefit from a substantial increase in scale and geographic diversity; complementary growth platforms for both midstream and retail businesses; positioning for potentially significant benefits from the International Maritime Organization change in specifications for marine bunker fuel; the expansion in opportunities for logistics growth in crude oil production basins and regions; further optimization of crude supply; and the continuation of MPC’s investment grade credit profile, may not be realized. The integration process may, for each of MPC and Andeavor, result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. There could be potential unknown liabilities and unforeseen expenses associated with the merger that were not discovered in the course of performing due diligence.

Uncertainties associated with the merger may cause a loss of management personnel and other employees, which could adversely affect the future business and operations of the combined company.

MPC and Andeavor are dependent on the experience and industry knowledge of their officers and other employees to execute their business plans. Each company’s success until the merger and the combined company’s success after the merger will depend in part upon the ability of MPC and Andeavor to retain management personnel and other employees. Current and prospective employees of MPC and Andeavor may experience uncertainty about their roles within the combined company following the merger, which may have an adverse effect on the ability of each of MPC and Andeavor to attract or retain management and other personnel. Accordingly, no assurance can be given that the combined company will be able to attract or retain management, personnel and other employees of MPC and Andeavor to the same extent that MPC and Andeavor have previously been able to attract or retain their own employees.

The market price of shares of MPC common stock may decline in the future as a result of the sale of shares of MPC common stock held by former Andeavor stockholders or current MPC stockholders.

Based on the number of shares of Andeavor common stock outstanding as of April 26, 2018 (other than excluded shares), MPC expects to issue up to approximately 240 million shares of MPC common stock to Andeavor stockholders in the merger. Following their receipt of shares of MPC common stock as stock consideration in the merger, former Andeavor stockholders may seek to sell the shares of MPC common stock delivered to them. Other MPC stockholders may also seek to sell shares of MPC common stock held by them following, or in anticipation of, completion of the merger. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of MPC common stock, may affect the market for, and the market price of, MPC common stock in an adverse manner.

The combined company will record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined company in the future.

The merger will be accounted for as an acquisition by MPC in accordance with accounting principles generally accepted in the United States. Under the acquisition method of accounting, the assets and liabilities of Andeavor and its subsidiaries will be recorded, as of completion, at their respective fair values and added to those of MPC. The reported financial condition and results of operations of MPC for periods after completion of the merger will reflect Andeavor balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Andeavor and its subsidiaries for periods prior to the merger. See the section entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Statements” beginning on page 192.

Under the acquisition method of accounting, the total purchase price will be allocated to Andeavor’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the merger. The excess of the purchase price over those fair values will be recorded as goodwill. MPC and Andeavor expect that the merger will result in the creation of goodwill based upon the application of the acquisition method of accounting. To the extent the value of goodwill or intangibles becomes impaired, the combined company may be required to incur material non-cash charges relating to such impairment. The combined company’s operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment.

Risks Relating to MPC’s Business

You should read and consider risk factors specific to MPC’s businesses that will also affect the combined company after the completion of the merger. These risks are described in Part I, Item 1A of MPC’s Annual Report on Form 10-K for the year ended December 31, 2017, and in other documents that are incorporated by reference herein. See the section entitled “Where You Can Find More Information” beginning on page 236 for the location of information incorporated by reference in this joint proxy statement/prospectus.

Risks Relating to Andeavor’s Business

You should read and consider risk factors specific to Andeavor’s businesses that will also affect the combined company after the completion of the merger. These risks are described in Part I, Item 1A of Andeavor’s Annual Report on Form 10-K for the year ended December 31, 2017, and in other documents that are incorporated by reference herein. See the section entitled “Where You Can Find More Information” beginning on page 236 for the location of information incorporated by reference in this joint proxy statement/prospectus.

INFORMATION ABOUT THE COMPANIES

Marathon Petroleum Corporation

539 South Main Street

Findlay, OH 45840

Phone: 419-422-2121

MPC was incorporated in Delaware on November 9, 2009 in connection with an internal restructuring of Marathon Oil Corporation. Based in Findlay, Ohio, MPC is the nation’s second-largest refiner, with a crude oil refining capacity of approximately 1.9 million barrels per calendar day in its six-refinery system. Marathon brand gasoline is sold through approximately 5,600 independently owned retail outlets across 20 states and the District of Columbia. In addition, Speedway LLC, an MPC subsidiary, owns and operates the nation’s second-largest convenience store chain, with approximately 2,740 convenience stores in 21 states. Through subsidiaries, MPC owns the general partner of MPLX LP, a midstream master limited partnership, which is referred to as MPLX. Primarily through MPLX, MPC owns, leases or has ownership interests in approximately 10,800 miles of crude oil and light product pipelines. Also through MPLX, MPC has ownership interests in gathering and processing facilities with approximately 5.9 billion cubic feet per day of gathering capacity, 8.4 billion cubic feet per day of natural gas processing capacity and 610,000 barrels per day of fractionation capacity, and is one of the largest natural gas processors in the United States and the largest processor and fractionator in the Marcellus and Utica shale regions. MPC’s fully integrated system provides operational flexibility to move crude oil, NGLs, feedstocks and petroleum-related products efficiently through the company’s distribution network and midstream service businesses in the Midwest, Northeast, East Coast, Southeast and Gulf Coast regions. MPC owns 100% of the outstanding equity interests of MPLX GP LLC, the general partner of MPLX. Additionally, as of March 31, 2018, MPC owned approximately 63.6% of the outstanding common units of MPLX.

Andeavor

19100 Ridgewood Parkway

San Antonio, TX 78259

Phone: 210-626-6000

Andeavor, whose legal name is Andeavor, changed its name on August 1, 2017 from Tesoro Corporation. Andeavor was incorporated in Delaware in 1968. Headquartered in San Antonio, Texas, Andeavor is a highly integrated marketing, logistics and refining company operating primarily in the western and mid-continent United States. Andeavor’s marketing segment sells gasoline and diesel fuel in the western and mid-continent United States through retail, branded and unbranded channels along with convenience store products in its retail channel. The retail and branded businesses primarily use the ARCO®, Shell®, Mobil® and SUPERAMERICA® brands for fuel sales and ampm®, SUPERAMERICA® and Giant® brands for convenience stores. Andeavor’s logistics segment includes the operations of Andeavor Logistics LP, a master limited partnership which we refer to as Andeavor Logistics, with the exception of the wholesale fuel business acquired as part of Andeavor’s merger with Western Refining. Andeavor Logistics owns and operates crude oil and refined products logistics assets in the United States. Andeavor’s refining segment buys and refines crude oil and other feedstocks into transportation fuels that it sells to a wide variety of customers. Andeavor owns 100% of the outstanding equity interest of Tesoro Logistics GP, LLC, the general partner of Andeavor Logistics. Additionally, as of March 31, 2018, Andeavor owned approximately 59% of the outstanding common units of Andeavor Logistics.

Mahi Inc.

c/o Marathon Petroleum Corporation

539 South Main Street

Findlay, OH 45840

Phone: 419-422-2121

Merger Sub 1, whose legal name is Mahi Inc., is a direct, wholly owned subsidiary of MPC. Upon the completion of the first merger, Merger Sub 1 will cease to exist. Merger Sub 1 was incorporated in Delaware on April 27, 2018 for the sole purpose of effecting the first merger.

Mahi LLC

c/o Marathon Petroleum Corporation

539 South Main Street

Findlay, OH 45840

Phone: 419-422-2121

Merger Sub 2, whose legal name is Mahi LLC, is a direct, wholly owned subsidiary of MPC. Upon the completion of the second merger, Merger Sub 2 will survive the second merger and continue to exist as a direct, wholly owned subsidiary of MPC. Merger Sub 2 was formed in Delaware on April 27, 2018 for the sole purpose of effecting the second merger.

SPECIAL MEETING OF MPC STOCKHOLDERS

Date, Time and Place

The MPC special meeting will be held at [            ] Eastern Time on [            ], 2018, in the Auditorium of Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio 45840.

Purpose of the MPC Special Meeting

The purpose of the MPC special meeting is as follows:

•	to consider and vote on the MPC issuance proposal;

•	to consider and vote on the MPC authorized stock COI amendment proposal;

•	to consider and vote on the MPC board size COI amendment proposal; and

•	to consider and vote on the MPC adjournment proposal.

MPC will transact no other business at the MPC special meeting.

Recommendation of the MPC Board

The MPC board recommends that MPC stockholders vote:

1.	“FOR” the approval of the MPC issuance proposal;

2.	“FOR” the approval of the MPC authorized stock COI amendment proposal;

3.	“FOR” the approval of the MPC board size COI amendment proposal; and

4.	“FOR” the approval of the MPC adjournment proposal.

See the section entitled “The Merger—Recommendation of the MPC Board and Reasons for the Merger” beginning on page 89.

Record Date

Only holders of record of issued and outstanding shares of MPC common stock as of the close of business on [            ], 2018, the record date for the MPC special meeting, are entitled to notice of, and to vote at, the MPC special meeting or any adjournment or postponement of the MPC special meeting.

Quorum; Required Votes; Abstentions and Broker Non-Votes

A quorum of MPC stockholders is necessary to hold a valid meeting. A quorum will exist at the MPC special meeting with respect to each matter to be considered at the MPC special meeting if the holders of a majority of shares of MPC common stock outstanding and entitled to vote on the record date are present in person or represented by proxy at the MPC special meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum, including abstentions. Under the NYSE rules, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of proposals that the NYSE determines to be “non-routine” and will not vote on such proposals if the broker has not received instructions from the beneficial owners on how to vote on the proposals. Under the NYSE rules, brokers are not permitted to vote on any of the matters to be considered at the MPC special meeting. As a result, your shares will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee.

If you submit a properly executed proxy card, even if you do not vote for some or all of the proposals or vote to “ABSTAIN” in respect of some or all of the proposals, your shares of MPC common stock will be counted for purposes of calculating whether a quorum is present at the MPC special meeting with respect to each matter to be considered at the MPC special meeting. Executed but unvoted proxies will be voted in accordance with the recommendations of the MPC board. If additional votes must be solicited to approve the MPC issuance proposal, it is expected that the MPC special meeting will be adjourned to solicit additional proxies. Shares of MPC common stock held in street name will be counted as present for the purpose of determining the existence of a quorum at the MPC special meeting so long as a stockholder has given the bank, broker or other nominee voting instructions on at least one of the proposals brought before the MPC special meeting. The proposals for consideration at the MPC special meeting are considered “non-routine” matters under NYSE Rule 452, and, therefore, no broker non-votes can occur at the meeting. A stockholder’s shares will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any such proposals.

Approval of the MPC issuance proposal requires the affirmative vote of a majority of votes cast by MPC stockholders present in person or by proxy at the MPC special meeting and entitled to vote on the proposal. Under the NYSE rules, abstentions will have the same effect as a vote “AGAINST” the proposal.

Approval of the MPC authorized stock COI amendment proposal requires the affirmative vote of a majority of the shares of MPC common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal.

Approval of the MPC board size COI amendment proposal requires the affirmative vote of at least 80% of the shares of MPC common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal.

Approval of the MPC adjournment proposal requires the affirmative vote of a majority of shares held by MPC stockholders present in person or by proxy at the MPC special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal.

The matters to be voted on at the MPC special meeting are described in the section entitled “MPC Proposals” beginning on page 68.

Methods of Voting

If your shares of MPC common stock are registered in your name with MPC’s transfer agent, Computershare Investor Services, LLC, you are a stockholder of record with respect to those shares and you received printed proxy materials directly from us. If your shares are held in an account at a bank, broker or other similar organization, you are the “beneficial owner” of such shares and the printed proxy materials were forwarded to you by that organization. In that circumstance, the organization is considered the stockholder of record for purposes of voting at the MPC special meeting. As a beneficial owner, you have the right to instruct the organization how to vote the shares held in your account.

If you are a stockholder of record of MPC common stock, you may vote:

•	via the Internet by proxy by following the instructions provided until 11:59 p.m. Eastern Time on [ ], 2018;

•	by telephone by proxy by calling the toll-free telephone number located on the proxy card or available via the Internet until 11:59 p.m. Eastern Time on [ ], 2018; or

•	by completing, signing and returning your proxy or voting instruction card and returning it in the provided envelope via mail. If you vote by mail, your proxy card must be received by 11:59 p.m. Eastern Time on [ ], 2018; or

•	in person at the MPC special meeting. You will be required to present a valid form of government-issued photo identification to be admitted to the MPC special meeting and a ballot will be provided to you upon arrival.

If you are a beneficial owner of shares of MPC common stock held in street name, you may vote:

•	via the Internet by following the instructions provided to you by your bank, broker or other nominee;

•	by telephone by calling the toll-free telephone number located on the voting instruction form or available via the Internet;

•	by completing, signing and returning the voting instruction form and returning it in the provided envelope via mail; or

•	in person at the MPC special meeting but you must first obtain a legal proxy form from the bank, broker or other nominee that holds your shares of MPC common stock. Please contact such broker or organization for instructions regarding obtaining a legal proxy. If you do obtain a legal proxy and plan to attend the MPC special meeting, you will be required to present a valid form of government-issued photo identification.

We provide Internet proxy voting to allow you to vote your shares online; however, please be aware you must bear any costs associated with your Internet access, such as usage charges from Internet access providers or telecommunication companies.

Voting in Person

Owners of record will need to have a valid form of government-issued photo identification to be admitted to the MPC special meeting. If your ownership is through a bank, broker or other nominee, then, in addition to a valid form of government-issued photo identification, you will also need to have proof of your share ownership to be admitted to the MPC special meeting. A recent account statement, letter or proxy from your bank, broker or other nominee will suffice. In order to vote at the MPC special meeting, if you are not an owner of record, you must first obtain a legal proxy form from the bank, broker or other nominee that holds your shares. Even if you plan to attend the MPC special meeting, the MPC board recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the MPC special meeting.

Voting by Proxy

Whether you hold your shares directly as the stockholder of record or beneficially in “street name,” you may direct your vote by proxy without attending the MPC special meeting. You can vote by proxy via the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card.

Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of MPC common stock, you may contact Innisfree, MPC’s proxy solicitor, at:

•	Stockholders may call toll-free at 1-888-750-5834.

•	Banks and brokers may call collect at 1-212-750-5833.

Revocability of Proxies

If you are a stockholder of record of MPC, you may change your vote or revoke your proxy at any time before your shares are voted at the MPC special meeting by:

•	voting again via the Internet or by telephone;

•	sending a proxy card dated later than your last vote;

•	notifying the MPC Corporate Secretary in writing at the address listed for MPC in the section entitled “Where You Can Find More Information” beginning on page 236, stating that you are revoking your proxy; or

•	voting at the MPC special meeting.

If you are a beneficial owner of shares of MPC common stock, you must contact your bank, broker or other nominee with whom you have an account to obtain information regarding changing your voting instructions.

Proxy Solicitation Costs

The enclosed proxy card is being solicited on behalf of the MPC board. In addition to solicitation by mail, MPC’s directors, officers and employees may solicit proxies in person, by telephone or by electronic means. These persons will not be specifically compensated for doing this.

MPC has retained Innisfree to assist in the solicitation process. MPC will pay Innisfree a fee of approximately $25,000 as well as reasonable and documented out-of-pocket expenses. MPC also has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

MPC will ask banks, brokers and other custodians, nominees and fiduciaries to forward the proxy solicitation materials to the beneficial owners of shares of MPC common stock held of record by such nominee holders. MPC will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

No Dissenters’ Rights

Under Delaware law, MPC stockholders are not entitled to appraisal rights in connection with the issuance of shares of MPC common stock as contemplated by the merger agreement.

Other Information

The matters to be considered at the MPC special meeting are of great importance to the stockholders of MPC. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Vote of MPC’s Directors and Executive Officers

As of July 17, 2018, MPC directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 1,101,269 shares of MPC common stock, or less than 1% of the total outstanding shares of MPC common stock as of July 17, 2018. This is less than the number of shares of MPC common stock beneficially owned by such persons as some forms of beneficial ownership do not confer voting rights.

MPC currently expects that all of its directors and executive officers will vote their shares “FOR” the MPC issuance proposal, “FOR” the MPC authorized stock COI amendment proposal, “FOR” the MPC board size COI amendment proposal and “FOR” the MPC adjournment proposal.

Attending the MPC Special Meeting

You are entitled to attend the MPC special meeting only if you were a stockholder of record of MPC at the close of business on the record date or you held your shares of MPC beneficially in the name of a bank, broker or other nominee as of the record date, or you hold a valid proxy for the MPC special meeting.

If you were a stockholder of record of MPC at the close of business on the record date and wish to attend the MPC special meeting, please so indicate on the appropriate proxy card or as prompted by the Internet or telephone voting system. Your name will be verified against the list of stockholders of record prior to your being admitted to the MPC special meeting.

If a bank, broker or other nominee is the record owner of your shares of MPC common stock, you will need to have proof that you are the beneficial owner as of the record date to be admitted to the MPC special meeting. A recent statement or letter from your bank, broker or other nominee confirming your ownership as of the record date, or presentation of a valid proxy from a bank, broker or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present government-issued photo identification for admittance to the MPC special meeting. If you do not provide government-issued photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the MPC special meeting.

Results of the MPC Special Meeting

The preliminary voting results will be announced at the MPC special meeting. In addition, within four business days following the MPC special meeting, MPC intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, MPC will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four business days of the date that the final results are certified.

MPC STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MPC ISSUANCE PROPOSAL AND THE OTHER MATTERS TO BE VOTED ON AT THE MPC SPECIAL MEETING.

MPC PROPOSALS

MPC Issuance Proposal

It is a condition to completion of the merger that MPC stockholders approve the issuance of shares of MPC common stock in the merger. In the merger, each Andeavor stockholder will receive, for each share of Andeavor common stock that is issued and outstanding as of immediately prior to the effective time of the first merger, either the cash consideration of $152.27, if the Andeavor stockholder makes a cash election with respect to such share, or the stock consideration of 1.87 shares of MPC common stock, if the Andeavor stockholder makes or is deemed to have made a stock election with respect to such share. The cash and stock elections are subject to the allocation and proration procedures set forth in the merger agreement, which are described in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 155.

Under the NYSE rules, a company is required to obtain stockholder approval prior to the issuance of shares of common stock if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the merger is completed pursuant to the merger agreement, MPC expects to issue up to approximately 240 million shares of MPC common stock in connection with the merger, depending upon the number of shares of Andeavor common stock (other than excluded shares) outstanding as of the effective time of the first merger. Accordingly, the aggregate number of shares of MPC common stock that MPC will issue in the merger will exceed 20% of the shares of MPC common stock outstanding before such issuance, and for this reason, MPC is seeking the approval of MPC stockholders for the issuance of shares of MPC common stock pursuant to the merger agreement. In the event the MPC issuance proposal is not approved by MPC stockholders, the merger cannot be completed.

In the event the MPC issuance proposal is approved by MPC stockholders, but the merger agreement is terminated (without the merger being completed) prior to the issuance of shares of MPC common stock pursuant to the merger agreement, MPC will not issue any shares of MPC common stock as a result of the approval of the MPC issuance proposal.

Approval of the MPC issuance proposal requires the affirmative vote of a majority of votes cast by stockholders present in person or by proxy at the MPC special meeting and entitled to vote on the proposal. Under the NYSE rules, abstentions will have the same effect as a vote “AGAINST” this proposal.

The MPC board recommends you vote “FOR” the MPC issuance proposal.

MPC Authorized Stock COI Amendment Proposal

The MPC certificate of incorporation provides that the total number of shares of common stock which MPC will have the authority to issue is one billion. MPC is seeking to amend its certificate of incorporation prior to the merger in order to increase the authorized number of shares of MPC common stock from one billion shares to two billion shares. The MPC authorized stock COI amendment is contingent upon completion of the merger.

MPC has a sufficient number of authorized but unissued shares, and shares held in treasury, under its current certificate of incorporation to complete the merger, and completion of the merger is not conditioned upon approval of the MPC authorized stock COI amendment proposal. However, completion of the merger will reduce the number of remaining authorized but unissued shares available to MPC in the future. After completion of the merger, MPC estimates that it would have approximately 693 million shares of common stock outstanding and, after giving effect to approximately 91 million shares of common stock reserved for issuance, would have only, in the aggregate, approximately 216 million shares of common stock authorized but unissued and shares held in treasury available for future issuance. The MPC board believes that the increased number of authorized shares of MPC common stock contemplated by the proposed amendment is important to the combined company in order that additional shares be available for issuance from time to time, without further action or authorization by the MPC stockholders (except as required by law or the NYSE rules), if needed for such corporate purposes as may be determined by the MPC board. Such corporate purposes might include the acquisition of other businesses in exchange for shares of MPC common stock; facilitating broader ownership of MPC common stock by effecting stock splits or issuing a stock dividend; flexibility for possible future financings; and attracting and retaining valuable employees and directors by the issuance of additional stock-based awards. The MPC board considers the authorization of additional shares advisable to ensure prompt availability of shares for issuance should the occasion arise. The additional one billion shares authorized would be a part of the existing class of MPC common stock and, if issued, would have the same rights and privileges as the shares of MPC common stock presently issued and outstanding.

Approval of the MPC authorized stock COI amendment proposal requires the affirmative vote of a majority of the shares of MPC common stock outstanding as of the record date and entitled to vote. Abstentions will have the same effect as a vote “AGAINST” the proposal.

The MPC board recommends you vote “FOR” the MPC authorized stock COI amendment proposal.

MPC Board Size COI Amendment Proposal

The MPC certificate of incorporation provides that the maximum number of directors permitted to serve on the MPC board is 12. The merger agreement provides that promptly after the effective time of the first merger, MPC will cause the maximum number of directors on the MPC board to be increased from 12 to 14, and MPC will cause four current members of the Andeavor board to be appointed to the MPC board in director classes to be agreed by MPC and Andeavor. The merger agreement obligates MPC to use its reasonable best efforts to cause such four individuals to be elected to the MPC board in accordance with the MPC certificate of incorporation or the MPC bylaws at the first annual meeting of stockholders of MPC at which such director is eligible for election.

In order to satisfy MPC’s obligations under the merger agreement and to provide for additional board seats for possible future growth, MPC is seeking to amend its certificate of incorporation prior to the merger in order to allow up to 14 directors. The MPC board size COI amendment is contingent upon completion of the merger. Should the MPC board size COI amendment proposal not be approved, two directors of MPC’s current board will resign in order to appoint the four Andeavor appointees.

Approval of the MPC board size COI amendment proposal requires the affirmative vote of at least 80% of the shares of MPC common stock outstanding as of the record date and entitled to vote. Abstentions will have the same effect as a vote “AGAINST” the proposal.

The MPC board recommends you vote “FOR” the MPC board size COI amendment proposal

MPC Adjournment Proposal

MPC stockholders are also being asked to approve a proposal to adjourn the MPC special meeting, if reasonably necessary, to provide stockholders with any required supplement or amendment to the accompanying joint proxy statement/prospectus or to solicit additional proxies in favor of the MPC issuance proposal in the event there are not sufficient votes at the time of the MPC special meeting to approve the MPC issuance proposal. If the MPC special meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their exercise.

Approval of the MPC adjournment proposal requires the affirmative vote of a majority of shares held by MPC stockholders present in person or by proxy at the MPC special meeting and entitled to vote on the proposal, regardless of whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the proposal.

Approval of the MPC adjournment proposal is not required in order for the MPC special meeting to be adjourned. Under the MPC bylaws, the presiding person of the MPC special meeting has the power to adjourn or recess the MPC special meeting from time to time whether or not a quorum is present.

The MPC board recommends you vote “FOR” the MPC adjournment proposal.

SPECIAL MEETING OF ANDEAVOR STOCKHOLDERS

Date, Time and Place

The Andeavor special meeting will be held on [            ], 2018, at [            ] Central Time at 19100 Ridgewood Parkway, San Antonio, Texas 78259.

Purpose of the Andeavor Special Meeting

The purpose of the Andeavor special meeting is as follows:

•	to consider and vote on the Andeavor merger proposal;

•	to consider and vote on the Andeavor compensation proposal; and

•	to consider and vote on the Andeavor adjournment proposal.

Andeavor will transact no other business at the Andeavor special meeting.

Recommendation of the Andeavor Board of Directors

The Andeavor board recommends that Andeavor stockholders vote:

1.	“FOR” the Andeavor merger proposal;

2.	“FOR” the Andeavor compensation proposal; and

3.	“FOR” the Andeavor adjournment proposal.

See the section entitled “The Merger—Recommendation of the Andeavor Board and Reasons for the Merger” beginning on page 119.

Record Date

Only holders of record of issued and outstanding shares of Andeavor common stock as of the close of business on [            ], 2018 the record date for the Andeavor special meeting, are entitled to notice of, and to vote at, the Andeavor special meeting or any adjournment or postponement of the Andeavor special meeting.

Quorum; Required Votes; Abstentions and Broker Non-Votes

A quorum of Andeavor stockholders is necessary to hold a valid meeting. A quorum will exist at the Andeavor special meeting with respect to each matter to be considered at the Andeavor special meeting if the holders of a majority of shares of Andeavor common stock outstanding and entitled to vote on the record date are present in person or represented by proxy at the Andeavor special meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum, including abstentions. Under the NYSE rules, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of proposals that the NYSE determines to be “non-routine” and will not vote on such proposals if the broker has not received instructions from the beneficial owners on how to vote on the proposals. Under the NYSE rules, brokers are not permitted to vote on any of the matters to be considered at the Andeavor special meeting. As a result, your shares will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee.

If you submit a properly executed proxy card, even if you do not vote for some or all of the proposals or vote to “ABSTAIN” in respect of some or all of the proposals, your shares of Andeavor common stock will be counted for purposes of calculating whether a quorum is present at the Andeavor special meeting with respect to each matter to be considered at the Andeavor special meeting. Executed but unvoted proxies will be voted in accordance with the recommendations of the Andeavor board. If additional votes must be solicited to approve the Andeavor merger proposal, it is expected that the meeting will be adjourned to solicit additional proxies. Shares of Andeavor common stock held in street name will be counted as present for the purpose of determining the existence of a quorum at the Andeavor special meeting so long as a stockholder has given the broker or other nominee voting instructions on at least one of the proposals brought before the Andeavor special meeting. The proposals for consideration at the Andeavor special meeting are considered “non-routine” matters under NYSE Rule 452, and, therefore, no broker non-votes can occur at the meeting. A stockholder’s shares will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any such proposals.

Approval of the Andeavor merger proposal requires the affirmative vote of a majority of the shares of Andeavor common stock outstanding as of the close of business on the record date and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal.

Approval of the Andeavor compensation proposal requires the affirmative vote of a majority of the shares of Andeavor common stock present in person or by proxy at the Andeavor special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal.

Approval of the Andeavor adjournment proposal requires the affirmative vote of a majority of the shares of Andeavor common stock present in person or by proxy at the Andeavor special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal.

The matters to be voted on at the Andeavor special meeting are described in the section entitled “Andeavor Proposals” beginning on page 76.

Methods of Voting

Andeavor stockholders holding shares directly as stockholders of record may vote via the Internet by going to the web address provided on the enclosed proxy card and following the instructions for Internet voting; by telephone using the toll-free telephone number listed on the enclosed proxy card; or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Andeavor stockholders of record may vote their shares (other than shares held in the Andeavor 401(k) Plan) in person by ballot at the Andeavor special meeting or by submitting their proxies:

•	via the Internet until 11:59 p.m. Eastern Time on [ ];

•	by telephone until 11:59 p.m. Eastern Time on [ ]; or

•	by completing, signing and returning your proxy or voting instruction card via mail. If you vote by mail, your proxy card must be received by 11:59 p.m. Eastern Time on [ ].

If your shares are held in the Andeavor 401(k) Plan, you may not vote in person at the Andeavor special meeting. Instead you will need to vote by submitting your proxy:

•	via the Internet until 11:59 p.m. Eastern Time on [ ];

•	by telephone until 11:59 p.m. Eastern Time on [ ]; or

•	by completing, signing and returning your proxy or voting instruction card via mail. If you vote by mail, your proxy card must be received by 11:59 p.m. Eastern Time on [ ].

Stockholders of Andeavor whose shares are held in “street name” by a broker, nominee, fiduciary or other custodian should refer to the proxy card, voting instruction form or other information forwarded by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

Voting in Person

Shares held directly in your name as stockholder of record may be voted in person at the Andeavor special meeting. If you choose to vote your shares in person at the Andeavor special meeting, please bring your enclosed proxy card and government-issued photo identification. Even if you plan to attend the Andeavor special meeting, the Andeavor board recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Andeavor special meeting. Please note that if your shares are held in the Andeavor 401(k) Plan, you may not vote in person at the Andeavor special meeting, instead you will need to submit your vote through one of the ways described above.

If you are a beneficial holder of your shares of Andeavor stock, you will receive separate voting instructions from your broker, bank or other nominee explaining how to vote your shares. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Andeavor special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner. You are encouraged to request a legal proxy from your broker, bank or other nominee promptly as the process can be lengthy.

Voting by Proxy

If you hold your shares of Andeavor common stock directly as the stockholder of record you may direct your vote by proxy without attending the Andeavor special meeting. You can vote by proxy via the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card.

Stockholders of Andeavor whose shares are held in “street name” by a broker, nominee, fiduciary or other custodian should refer to the proxy card, voting instruction form or other information forwarded by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Andeavor common stock, you may contact Innisfree, Andeavor’s proxy solicitor, at:

Stockholders may call toll-free at 1-888-750-5834.

Banks and brokers may call collect at 1-212-750-5833.

Revocability of Proxies

If you are a stockholder of record of Andeavor, whether you vote via the Internet, by telephone or mail, you can change or revoke your proxy before it is voted at the Andeavor special meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again via the Internet or by telephone at a later time;

•	give written notice before the Andeavor special meeting to the Andeavor Corporate Secretary at the address listed for Andeavor in the section entitled “Where You Can Find More Information” beginning on page 236 stating that you are revoking your proxy; or

•	attend the Andeavor special meeting and vote your shares in person. Please note that your attendance at the Andeavor special meeting will not alone serve to revoke your proxy.

Proxy Solicitation Costs

The enclosed proxy card is being solicited on behalf of the Andeavor board. In addition to solicitation by mail, Andeavor’s directors, officers and employees may solicit proxies in person, by telephone or by electronic means. These persons will not be specifically compensated for doing this.

Andeavor has retained Innisfree to assist in the solicitation process. Andeavor will pay Innisfree a fee of approximately $25,000, as well as reasonable and documented out-of-pocket expenses. Andeavor also has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Andeavor will ask banks, brokers and other custodians, nominees and fiduciaries to forward the proxy solicitation materials to the beneficial owners of shares of Andeavor common stock held of record by such nominee holders. Andeavor will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

Other Information

The matters to be considered at the Andeavor special meeting are of great importance to the stockholders of Andeavor. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Vote of Andeavor’s Directors and Executive Officers

As of July 17, 2018, Andeavor directors and executive officers, and their affiliates, as a group, were entitled to vote or had shared power to vote a total of 9,201,801 shares of Andeavor common stock, or approximately 6.1% of the total shares of Andeavor common stock issued and outstanding as of July 17, 2018. One such director, Paul L. Foster, has entered into a separate voting agreement with MPC, Andeavor, Merger Sub 1, Merger Sub 2 and Franklin Mountain Investments, LP pursuant to which he has agreed, among other things, to vote all of the shares of Andeavor common stock beneficially owned by him (constituting approximately 5.2% of the total shares of Andeavor stock issued and outstanding as of April 26, 2018), other than those shares sold pursuant to his current 10b5-1 trading plan, in favor of the adoption of the merger agreement, on the terms and subject to the conditions set forth in the voting agreement. For more information, see the section entitled “Voting and Support Agreement” beginning on page 186.

Andeavor currently expects that all of its directors and executive officers will vote their shares “FOR” the Andeavor merger proposal, “FOR” the Andeavor compensation proposal and “FOR” the Andeavor adjournment proposal.

Attending the Andeavor Special Meeting

You are entitled to attend the Andeavor special meeting only if you were a stockholder of record of Andeavor at the close of business on the record date or you held your shares of Andeavor beneficially in the name of a broker, bank or other nominee as of the record date or you hold a valid proxy for the Andeavor special meeting.

If you were a stockholder of record of Andeavor at the close of business on the record date and wish to attend the Andeavor special meeting, please so indicate on the appropriate proxy card or as prompted by the Internet or telephone voting system. Your name will be verified against the list of Andeavor stockholders of record prior to your being admitted to the Andeavor special meeting.

If a broker, bank or other nominee is the record owner of your shares of Andeavor common stock, you will need to have proof that you are the beneficial owner as of the record date to be admitted to the Andeavor special meeting. A recent statement or letter from your broker, bank or other nominee confirming your ownership as of the record date, or presentation of a valid proxy from a broker, bank or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present government-issued photo identification for admittance to the Andeavor special meeting. If you do not provide government-issued photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the Andeavor special meeting.

Results of the Andeavor Special Meeting

The preliminary voting results will be announced at the Andeavor special meeting. In addition, within four business days following the Andeavor special meeting, Andeavor intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, Andeavor will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four business days of the date that the final results are certified.

ANDEAVOR STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE ANDEAVOR MERGER PROPOSAL AND THE OTHER MATTERS TO BE VOTED ON AT THE ANDEAVOR SPECIAL MEETING.

ANDEAVOR PROPOSALS

Merger Proposal

It is a condition to the completion of the merger that Andeavor stockholders adopt the merger agreement. In the merger, each Andeavor stockholder will receive, for each share of Andeavor common stock that is issued and outstanding as of immediately prior to the effective time of the first merger, either the cash consideration of $152.27, if the Andeavor stockholder makes a cash election with respect to such share, or the stock consideration of 1.87 shares of MPC common stock, if the Andeavor stockholder makes or is deemed to have made a stock election with respect to such share. The cash and stock elections are subject to the allocation and proration procedures set forth in the merger agreement, which are described in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 155.

The approval by such stockholders of this proposal is required by Section 251 of the DGCL and is a condition to the completion of the merger.

Approval of the Andeavor merger proposal requires the affirmative vote of a majority of the shares of Andeavor common stock outstanding as of the close of business on the record date and entitled to vote. Abstentions will have the same effect as a vote “AGAINST” the proposal.

The Andeavor board recommends that you vote “FOR” the Andeavor merger proposal.

Andeavor Compensation Proposal

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, Andeavor is required to provide its stockholders the opportunity to vote to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to Andeavor’s named executive officers that is based on or otherwise relates to the merger, as described in the section entitled “The Merger—Interests of Andeavor Directors and Executive Officers in the Merger” beginning on page 146. Accordingly, Andeavor stockholders are being provided the opportunity to cast an advisory vote on such potential payments.

As an advisory vote, this proposal is not binding upon Andeavor or the Andeavor board and approval of this proposal is not a condition to the completion of the merger. Because the merger-related executive compensation to be paid in connection with the merger is based on the terms of the merger agreement as well as the contractual arrangements with Andeavor’s named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, if the merger agreement is adopted (subject only to the contractual conditions applicable thereto). However, Andeavor seeks the support of its stockholders and believes that stockholder support is appropriate because Andeavor has a comprehensive executive compensation program designed to link the compensation of its executives with Andeavor’s performance and the interests of Andeavor stockholders. Accordingly, holders of Andeavor common stock are being asked to vote on the following resolution:

“RESOLVED, that the stockholders of Andeavor approve, on an advisory, non-binding basis, certain compensation that may be paid or become payable to the named executive officers of Andeavor that is based on or otherwise relates to the merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “Interests of Andeavor Directors and Officers in the Merger.”

Approval of the non-binding compensation proposal requires the affirmative vote of a majority of the shares of Andeavor common stock present in person or by proxy at the Andeavor special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal.

The Andeavor board recommends that you vote “FOR” the Andeavor compensation proposal.

Andeavor Adjournment Proposal

Andeavor stockholders are also being asked to approve a proposal to adjourn the Andeavor special meeting, if reasonably necessary, to provide stockholders with any required supplement or amendment to the accompanying joint proxy statement/prospectus or to solicit additional proxies in favor of the Andeavor merger proposal in the event there are not sufficient votes at the time of the Andeavor special meeting to approve the Andeavor merger proposal. If the Andeavor special meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their exercise.

Approval of the Andeavor adjournment proposal requires the affirmative vote of a majority of the shares of Andeavor common stock present in person or by proxy at the Andeavor special meeting and entitled to vote on the proposal, regardless of whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the proposal.

The Andeavor board recommends that you vote “FOR” the Andeavor adjournment proposal.

THE MERGER

This discussion of the merger is qualified in its entirety by reference to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and incorporated by reference herein in its entirety. You should read the entire merger agreement carefully as it is the legal document that governs the merger.

Transaction Structure

At the effective time of the first merger, Merger Sub 1 will merge with and into Andeavor. As a result of the first merger, the separate corporate existence of Merger Sub 1 will cease, and Andeavor will continue as the surviving corporation and as a wholly owned subsidiary of MPC.

Immediately following the completion of the first merger, Andeavor will merge with and into Merger Sub 2 pursuant to the terms of the merger agreement. Upon the completion of the second merger, the separate corporate existence of Andeavor will cease as a result, and Merger Sub 2 will continue as the surviving company.

Consideration to Andeavor Stockholders

As a result of the merger, each share of Andeavor common stock issued and outstanding immediately prior to the first merger (other than excluded shares, as defined below, and Andeavor common stock that is issued and outstanding immediately prior to the effective time of the first merger and that is held by any person who is entitled to demand and properly demands appraisal of such Andeavor common stock pursuant to, and who complies in all respects with, Section 262 of the DGCL) will be converted into the right to receive either (i) the cash consideration of $152.27 or (ii) the stock consideration of 1.87 shares of MPC common stock, at the election of the holder of each such share of Andeavor common stock. An election to receive either the cash or stock consideration is subject to the allocation and proration procedures set forth in the merger agreement, which are described in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 155. Andeavor stockholders who make no election or an untimely election, or are otherwise deemed not to have submitted an effective form of election, will be deemed to have elected to receive stock consideration.

Shares held by Andeavor, MPC or any of their respective direct or indirect subsidiaries (including Merger Sub 1 and Merger Sub 2) as of the effective time of the first merger, other than any shares of Andeavor common stock held on behalf of third parties, which are referred to as the excluded shares, will be cancelled and will cease to exist, and no cash, MPC stock or other consideration will be delivered in exchange therefor.

Andeavor stockholders who receive the stock consideration in respect of their shares of Andeavor common stock will not receive any fractional shares of MPC common stock in the merger. Instead, they will be entitled to receive, in lieu of such fractional shares, an amount in cash, without interest, equal to the product of the average of the closing prices per share of MPC common stock on the NYSE, as reported by The Wall Street Journal (or if not reported thereby, as reported in another authoritative source), for the five full trading days ending on the second business day immediately preceding the date on which the effective time occurs multiplied by the fraction of shares of MPC stock (after taking into account all of the shares of Andeavor common stock held by such holder at the effective time and rounded to the nearest one thousandth) to which such holder would otherwise be entitled.

The precise consideration that a Andeavor stockholder will receive will not be known at the time of the Andeavor special meeting or at the time that the election is made because it is dependent upon the aggregate number of shares of Andeavor common stock in respect of which elections to receive cash consideration and stock consideration are made.

Neither Andeavor nor MPC is making any recommendation as to whether an Andeavor stockholder should elect to receive the cash consideration or the stock consideration. If you are an Andeavor stockholder, you must make your own decision with respect to this election and you should seek the advice of your own attorneys, financial advisors and/or accountants.

Background of the Merger

Andeavor and MPC are both independent refining, logistics, and marketing companies with their respective geographic footprints in the Western and Eastern regions of the United States. As part of their ongoing efforts to strengthen their respective businesses and enhance stockholder value, the boards of directors and senior management of each of Andeavor and MPC regularly review and assess their respective companies’ operations, performance, prospects and strategic directions, including the possibility of pursuing various strategic transactions. In connection with their ongoing efforts, the boards of directors of Andeavor and MPC have, at various board meetings, periodically reviewed the strategic landscape in their industry and evaluated various potential strategic opportunities for Andeavor and MPC, respectively. In considering these potential strategic opportunities, the boards of directors and senior management of Andeavor and MPC both have taken into account various factors, including potential synergy opportunities, geographic diversification, integration with logistics and marketing, asset quality and likelihood that such opportunity could be executed and be value enhancing for their respective stockholders. From time to time, the senior management of Andeavor and MPC have held conversations and communicated with various investment banking firms regarding potential strategic transaction opportunities and other strategic alternatives.

In March 2017, Mr. Gregory J. Goff, the Chairman, President and Chief Executive Officer of Andeavor, and Mr. Gary R. Heminger, the Chairman and Chief Executive Officer of MPC, met following an industry event and discussed various industry-related matters and, separately, the possibility of exploring a strategic transaction between the companies and the potential benefits of such a transaction given the similarity of the companies’ business models, the diversity of the geographic regions of their business operations and the possibility of potentially significant synergies from a strategic combination. Each of Messrs. Goff and Heminger stated that they needed to discuss the matter further with their respective boards and would follow-up with each other thereafter.

Beginning in April 2017, and from time to time thereafter, Goldman Sachs, Andeavor’s long-time financial advisor on potential strategic transactions provided to Andeavor certain publicly available financial data regarding a potential strategic combination with MPC at the request of Andeavor management.

In June 2017, Mr. Timothy T. Griffith, Senior Vice President and Chief Financial Officer of MPC, and Barclays discussed a potential engagement of Barclays as a financial advisor in connection with a potential transaction between MPC and Andeavor.

On June 27, 2017 and June 28, 2017, Messrs. Goff and Heminger met in person and again discussed the possibility of exploring a strategic transaction between the two companies, reiterating the same potential benefits of a strategic combination as they had discussed in March 2017.

In July 2017, Sullivan & Cromwell LLP, referred to as S&C, Andeavor’s long-time legal counsel in connection with potential strategic transactions, was updated with respect to the consideration of a potential strategic combination with MPC and asked to prepare a mutual confidentiality agreement. Also in July 2017, Goldman Sachs provided a draft disclosure letter regarding certain of its relationships with Andeavor, MPC, Andeavor Logistics and MPLX to Andeavor.

On July 26, 2017, the board of directors of MPC held a regularly scheduled meeting at which Mr. Heminger and other MPC executives provided a preliminary analysis regarding a possible strategic combination with Andeavor, which included the potential merits and other considerations associated with such a transaction. The information provided included Barclays’ disclosure regarding certain of its relationships with MPC, Andeavor and other relevant parties to the proposed transaction.

On July 28, 2017, the board of directors of Andeavor held a meeting to discuss a potential strategic transaction between MPC and Andeavor. During the meeting, Mr. Goff discussed with the board his conversation with Mr. Heminger regarding a potential strategic combination and presented to the board certain preliminary analyses of the opportunities and considerations presented by a strategic transaction with MPC, including the similarity of the companies’ business models, the diverse geographic regions of their refining operations and the possibility of potentially significant synergies from a strategic combination. The Andeavor board expressed its initial interest in exploring the possibility of a potential strategic combination with MPC and authorized Mr. Goff, Mr. Sterin, Executive Vice President and Chief Financial Officer of Andeavor, and Ms. Rucker, Executive Vice President, General Counsel and Secretary of Andeavor, to engage with MPC regarding the potential for such a transaction.

On July 29, 2017, Messrs. Goff and Heminger spoke by telephone to discuss exploring further a potential strategic combination between MPC and Andeavor. They agreed that the goal of the strategic transaction would be to create a leading integrated and geographically diverse refining, marketing and midstream company. Messrs. Goff and Heminger also discussed next steps, including entering into a confidentiality agreement and establishing a small team from each company to further explore the potential transaction.

In August 2017, Andeavor and MPC negotiated a mutual confidentiality agreement with customary rights and protections and mutual standstill provisions. Andeavor and MPC executed the confidentiality agreement on August 15, 2017, so they could begin to exchange certain preliminary non-public information to facilitate the evaluation, negotiation and implementation of a potential strategic combination between the two companies.

Late in the week of August 14, 2017, Messrs. Goff and Heminger met in person to further discuss the potential strategic transaction. They agreed to conduct a preliminary joint synergies assessment to evaluate the potential combination before engaging in further discussions. They also discussed the mechanics of preparing such preliminary synergies assessment and agreed to designate a limited number of subject matter experts from each company to work jointly on the assessment. On August 19, 2017, Ms. Rucker spoke with Ms. Suzanne Gagle, Vice President and General Counsel of MPC, by telephone to further discuss the legal parameters of the preliminary synergies assessment and it was agreed that the employees involved would sign confidentiality agreements.

On August 25, 2017, the MPC board held a special telephonic meeting on an unrelated matter during which Mr. Heminger gave an update, noting that certain subject matter experts from both MPC and Andeavor would convene to undertake a synergies assessment the following week.

During the week of August 28, 2017, work on the preliminary synergies assessment began. On August 31, 2017, the synergy teams, including MPC representatives Brian Partee, MPC Vice President, Business Development, and Timothy Aydt, MPLX Vice President, Operations, and Andeavor representatives Nate Weeks, Senior Vice President, Strategy & Business Development, Michael Morrison, Senior Vice President, Marketing, Phil Anderson, Senior Vice President, Northern Area Value Chain, Doug Miller, Vice President, Strategy and Business Development – Strategic Projects, Matt Yoder, Vice President, Retail Giant & SuperAmerica, Joe Sullivan, Deputy General Counsel, and Brent McCune, Vice President, Strategy and Business Development – Logistics, completed the preliminary synergies assessment, which, informed by the companies’ respective subject matter experts identifying synergies by business component, concluded that the synergies from a strategic combination between MPC and Andeavor could exceed $1 billion on an annual basis, which would be expected to be realized within the first three years of the combination.

In September 2017, MPC advised Jones Day, its legal counsel in connection with previous merger and acquisition transactions, that a potential strategic transaction with Andeavor was under consideration and requested certain legal services in support thereof.

On September 7, 2017, Messrs. Goff and Sterin held a call with representatives of Goldman Sachs, which had been approached by Andeavor management as a potential financial advisor in connection with the potential strategic combination, to discuss certain preliminary financial considerations related to the potential transaction with MPC and in order to consider and evaluate whether Goldman Sachs could serve as a financial advisor to Andeavor in connection with the transaction, subject to Goldman Sachs providing a disclosure letter regarding certain of its relationships with Andeavor, MPC, Andeavor Logistics and MPLX, and Andeavor board approval.

On September 10, 2017, Messrs. Goff and Heminger met in person to discuss the results from the preliminary synergies assessment.

On September 12, 2017, the Andeavor synergy team and the MPC synergy team performing the preliminary synergies assessment made presentations to Messrs. Goff and Heminger, respectively. During the presentation, the teams noted that they had jointly compiled the synergies assessment by component during their prior meetings and subsequently and separately further reviewed, developed and validated the jointly developed work product.

On September 15, 2017, Mr. Goff provided a written update to the Andeavor board on the status of discussions with Mr. Heminger on the potential strategic combination. Mr. Goff also proposed a telephonic meeting of the board on September 24, 2017 to further evaluate the potential transaction.

On September 22, 2017, Goldman Sachs delivered an updated draft disclosure letter regarding certain of its relationships with Andeavor, MPC, Andeavor Logistics and MPLX to the Andeavor board.

On September 24, 2017, the Andeavor board held a telephonic meeting in which Mr. Goff updated the board on the preliminary results of the synergies analysis. Representatives of S&C, Mr. Sterin and Ms. Rucker also attended portions of the meeting. Ms. Rucker and a representative from S&C reviewed with the Andeavor board certain legal considerations related to the directors’ fiduciary duties in a strategic combination like the one under consideration. Messrs. Goff and Sterin discussed with the Andeavor board the significant commercial, financial and structural changes impacting the refining industry and the energy sector as a whole. Messrs. Goff and Sterin also discussed with the Andeavor board Andeavor’s positioning in the industry and long-term direction. Messrs. Goff and Sterin also discussed the industrial logic of a strategic combination with MPC, including the creation of a company that would be a leader in the refining, logistics and retail/marketing sectors. Mr. Goff discussed potential challenges with respect to the strategic transaction, including integrating and harmonizing the organizational structure of the two companies. Mr. Goff then discussed potential structures for the transaction in which current stockholders of Andeavor would receive MPC common stock. The Andeavor board discussed and determined to engage Goldman Sachs as Andeavor’s financial advisor in connection with consideration of a potential strategic combination with MPC, considering factors that included its financial advisory experience in the refining sector. In executive session, the Andeavor board reviewed and discussed the preliminary draft disclosure letter provided by Goldman Sachs and determined that it was appropriate to retain Goldman Sachs as a financial advisor for the transaction. At the end of the meeting, the Andeavor board confirmed its support for continuing discussions with MPC and discussed next steps.

Subsequent to the Andeavor board meeting, Mr. Goff called Mr. Heminger to inform Mr. Heminger of the determination by the Andeavor board to continue discussions with MPC regarding a potential strategic transaction.

On September 27, 2017, the MPC board held its annual strategy session meeting and received updates from Mr. Heminger on the potential transaction with Andeavor. Mr. Partee described the evaluation of potential synergies existing between the two companies and the initial estimates of achievable synergies by category, the plan for upcoming due diligence efforts and synergies validation, the structure of a potential transaction and the illustrative timeline for such a transaction. Mr. Heminger noted that he would keep the MPC board apprised as developments warranted.

On September 28, 2017, Messrs. Goff and Heminger held a call to further discuss the next steps of the potential transaction between Andeavor and MPC based on feedback received from each company’s board. They agreed that the advisors would work to develop a joint timeline for the potential transaction. The legal advisors to Andeavor and MPC exchanged drafts of and provided comments on a timeline for a potential transaction.

On September 29, 2017, Messrs. Sterin and Griffith held a call to discuss the preparations and deliverables needed for the upcoming in-person meeting to discuss financial models.

During the weekend of September 30, 2017, Messrs. Goff and Heminger discussed the potential timeline and agreed to target mid-November 2017 for signing of a definitive agreement should discussions proceed favorably. They also discussed, at a conceptual level, matters related to corporate governance of the combined company, including board composition, and the possible relative ownership of each company’s stockholders in the combined company.

On October 5, 2017 and October 6, 2017, executives of Andeavor, including Mr. Sterin, and MPC, including Mr. Griffith, Mr. John J. Quaid, MPC Vice President and Controller, Mr. Tom Kaczynski, MPC Vice President, Finance and Treasurer, and Mr. Partee, and representatives of Goldman Sachs and Barclays met in person to discuss the financial models for the potential transaction and financial due diligence. Andeavor participants in the discussion also included Mr. Weeks, Mr. Brad Lakhia, Vice President, Business Planning & Analysis, and Mr. Stephan Tompsett, Vice President and Treasurer.

On October 10, 2017, Messrs. Goff and Heminger met in person to further discuss the potential transaction. Messrs. Sterin and Griffith also attended the meeting. At the meeting, the parties discussed methods for financial modeling, including various pricing assumptions, of Andeavor and MPC on a consistent basis for the 5-year financial models of the respective companies. Messrs. Goff and Heminger also held separate discussions regarding such matters and various other transaction-related topics. After the October 10, 2017 meeting, each of Andeavor and MPC consulted with their advisors as to the benefits and disadvantages of using the different potential financial modeling forecasts.

On October 16, 2017 and October 22, 2017, Messrs. Goff and Heminger held two additional meetings to discuss the forecast methodologies to be used for purposes of the 5-year financial models of each of the companies, the relative market prices of Andeavor and MPC common stock and the exchange ratios that would be required to achieve various premia, and combined company corporate governance matters, including board composition and office location. Messrs. Sterin and Griffith also attended the October 16, 2017 meeting.

On October 18, 2017, Mr. Goff informed the board of directors of the general partner of Andeavor Logistics, LP, a publicly traded limited partnership and a consolidated subsidiary of Andeavor, of the possibility of a transaction between Andeavor and MPC.

On October 25, 2017, the MPC board met at regularly scheduled session and Mr. Heminger provided an update as to the status of discussions between the MPC and Andeavor senior management teams. He detailed the work that had been initiated by the management teams and their respective advisors, including the sharing of business plan assumptions to better evaluate the economics of the potential transaction and certain environmental and regulatory due diligence information. Mr. Heminger then informed the MPC board that given the then-current relative market valuations of the two companies, reaching an agreement on terms acceptable to both parties would be challenging. The MPC board concluded that the synergies presented by the potential transaction were attractive and that perhaps the market valuations of the respective companies would support pursuit of the project in the future.

On October 27, 2017, Messrs. Goff and Heminger spoke by telephone and mutually agreed to suspend the discussions of a potential combination between Andeavor and MPC in order for each company to focus on its respective business objectives.

On November 8, 2017, the Andeavor board held an in-person meeting. During the meeting, Mr. Goff provided the Andeavor board with an update regarding the status of the potential transaction with MPC, noting that the respective CEOs had agreed to suspend discussions at such time to focus on their respective internal business objectives. A board meeting of the general partner of Andeavor Logistics was also held on the same day. Mr. Goff provided a similar update at such board meeting.

On January 30, 2018, Messrs. Goff and Heminger communicated and agreed to meet in the third week of February to determine the possibility of resuming discussions of a potential transaction between Andeavor and MPC.

On February 11, 2018, representatives of Goldman Sachs held a call with Messrs. Goff, Sterin and Weeks to discuss considerations related to the potential transaction between Andeavor and MPC.

At Andeavor board meetings on February 13, 2018 and February 14, 2018, Mr. Goff discussed with the Andeavor board the possibility of resuming the discussions with MPC regarding a potential transaction and the Andeavor board supported the resumption of such discussions.

On February 23, 2018, Messrs. Goff and Heminger met in person and reinitiated the discussion of a potential transaction between Andeavor and MPC. They reiterated the potential benefits of a combined company based on their earlier communications.

On February 28, 2018, MPC held a regularly scheduled board meeting, during which Mr. Heminger updated the board regarding his resumption of a dialogue with Mr. Goff and commented that the shift in the relative MPC and Andeavor market valuations had made a potential transaction more attractive. Members of MPC executive management, including Messrs. Griffith and Partee, presented to the MPC board several business plan scenarios and offered accretion/dilution analyses under various approaches to the transaction consideration.

During the same week, representatives of Goldman Sachs and Barclays also held a call to discuss various matters, including preliminary financial considerations for the potential transaction.

On March 2, 2018, the Andeavor board met in a regularly scheduled session to discuss the annual meeting of stockholders and the proxy statement. During the meeting, Mr. Goff provided a brief update to the Andeavor board on the status of the potential transaction.

On March 8, 2018, representatives of Goldman Sachs and Barclays held a call to further discuss various matters for the potential transaction between Andeavor and MPC.

On March 10, 2018, Messrs. Goff and Sterin held a call with representatives of Goldman Sachs to receive updates regarding financial considerations and other matters related to the transaction.

On March 13, 2018, the MPC board held a special telephonic meeting on an unrelated matter during which Mr. Heminger provided a brief update to the MPC board on the status of discussions in furtherance of a potential transaction.

On March 19, 2018, Messrs. Sterin and Griffith spoke by telephone regarding updates to the Andeavor and MPC forecasts.

On March 20, 2018, Goldman Sachs provided an updated draft disclosure letter regarding certain of its relationships with Andeavor, MPC, Andeavor Logistics and MPLX to Andeavor and its external legal counsel. The Goldman Sachs disclosure letter was subsequently executed on March 28, 2018.

On March 22, 2018, the Andeavor board met. At the meeting, Mr. Goff provided an update to the board on the potential transaction with MPC, including due diligence, work to refresh the synergies analysis that had previously been done and a potential timeline for signing and announcement of the transaction. Representatives of S&C also attended portions of the meeting. Representatives of S&C reviewed certain legal considerations with the board, including the board’s fiduciary duties. The Andeavor board expressed its continued support for discussion of the potential transaction with MPC.

Thereafter, as directed by Andeavor and MPC, respectively, Goldman Sachs and Barclays exchanged certain historical financial information and certain unaudited forecasted financial information in relation to the proposed strategic transaction between MPC and Andeavor that were provided to them by the management of Andeavor and MPC, respectively.

On March 30, 2018, Messrs. Goff and Heminger discussed the potential transaction with input received from their respective advisors and boards of directors, including that the transaction consideration would be comprised mostly of MPC stock at a potential premium to the Andeavor stock price. They discussed the refining, logistics and retail operations of the combined company and agreed the parties should refresh the preliminary synergies assessment that had been completed in August 2017. Both decided to move forward with the transaction with a targeted signing date, should discussions proceed favorably, at or around the end of April 2018.

In the first week of April 2018, S&C and Jones Day exchanged due diligence request lists and the companies began to prepare an electronic data room, which opened to the respective parties on April 6, 2018, to review each company’s documentary diligence responses. During this week, Mses. Rucker and Gagle spoke by telephone regarding the process and the key steps of the transaction.

Also during the first week of April 2018, Andeavor and MPC exchanged forecasts. Messrs. Goff and Heminger agreed to use MPC’s internal pricing methodology as a starting point and basis for the financial models and for further discussions on the financial evaluation of the transaction.

On April 5, 2018, MPC representatives, including Messrs. Griffith, Quaid, Kaczynski and Partee, and Andeavor representatives, including Messrs. Lakhia and Tompsett, and their respective financial advisors, with Mr. Sterin joining by telephone, held a meeting to review the management presentations of each of the companies, including financial models, key assumptions, growth projects and other financial due diligence related to the potential transaction.

On April 6, 2018, Messrs. Goff and Heminger met to discuss the key terms of the transaction. During this meeting, Messrs. Goff and Heminger discussed an exchange ratio of 1.87x MPC shares for each issued and outstanding Andeavor share, which implied an approximate 27% premium to the closing price of Andeavor stock on April 5, 2018 of $107.76, and was in line with their targeted approximate 30% premium to Andeavor’s share price based on a 30-day VWAP. They also discussed various corporate governance issues.

On April 10, 2018 and April 11, 2018, Messrs. Goff and Heminger met again to refresh the synergies assessment conducted in August 2017, with Andeavor executives, Messrs. Sterin, Weeks, Morrison, Anderson, Miller, Yoder and McCune, and MPC representatives, including Messrs. Griffith, Partee and Aydt. The participants confirmed that a strategic combination between Andeavor and MPC would likely result in more than $1 billion in annual gross, run-rate synergies, which would be expected to be realized within the first three years after the combination. Separately, Messrs. Goff and Heminger met and agreed, subject to the approval of their respective boards of directors, to the exchange ratio of 1.87x and a consideration mix of either 85% MPC stock and 15% cash or 90% MPC stock and 10% cash. Messrs. Goff and Heminger continued their discussions concerning board composition and office location. They agreed, subject to approval of their respective boards of directors, that Mr. Heminger would lead the combined company as its chief executive officer, the headquarters would be located in Findlay, Ohio, and that four directors from the Andeavor board would be appointed to the MPC board upon completion of the transaction. They also discussed the processes to complete due diligence and for approval of such a transaction by the respective boards of directors.

On April 11, 2018, Jones Day provided an initial draft of the merger agreement to S&C. From April 11, 2018 until the execution of the merger agreement on April 29, 2018, the parties and their respective legal and financial advisors exchanged numerous drafts of, and engaged in numerous discussions and negotiations concerning the terms of, the merger agreement. Significant areas of discussion and negotiation included the amount and form of merger consideration, including whether the consideration would be an election of cash or stock or a fixed mixture of cash and stock and whether the stock consideration would be subject to proration in the case of oversubscription, the scope and degree of reciprocity of the representations, warranties and covenants, including the interim operating restrictions and the “no shop” provisions, the tax opinion-related closing condition, provisions relating to the regulatory approval process and associated conditions to closing the transaction and the circumstances under which either party would be permitted to terminate the agreement, including whether the parties would be permitted to terminate the agreement for a superior proposal, and the termination-related fees payable in connection therewith, including whether the dollar amount of the termination fee would be the same for each party. Documentary and other due diligence, including legal due diligence calls and on-site visits of certain of Andeavor’s refineries, by both parties also continued in parallel with the negotiation of the transaction documentation. The initial draft of the merger agreement also indicated that MPC desired to enter into a voting agreement with Mr. Paul L. Foster, a director on the Andeavor board and the former chairman of the board of Western Refining who joined Andeavor’s board after Andeavor’s acquisition of Western Refining, and an approximate 5.2% stockholder of Andeavor common stock, including shares held through Franklin Mountain Investments, LP, a controlled affiliate of Mr. Foster.

On April 15, 2018, the Andeavor board held an in-person meeting with representatives from S&C and Goldman Sachs in attendance. A representative from S&C reviewed with the Andeavor board their fiduciary duties under Delaware law in connection with the consideration of a transaction with MPC. Mr. Goff discussed with the Andeavor board the potential impact of the transaction on the industry and Andeavor’s positioning in the industry and long-term direction. Messrs. Goff and Sterin provided an overview of the ongoing synergies analysis of the strategic combination with MPC, indicating that they expected to achieve annual gross, run-rate synergies of over $1 billion expected to be realized within the first three years after the combination. Mr. Goff noted that given the expected exchange ratio for the transaction and the cash/stock mix under discussion, the then-current stockholders of Andeavor would hold approximately 35% of the stock of the combined company and then-current MPC stockholders would hold approximately 65%, which would allow Andeavor stockholders to benefit from the synergies and growth realized by the combined company. Mr. Sterin provided an overview of the standalone and pro forma financial statements as well as the underlying assumptions behind the plans. Representatives of Goldman Sachs discussed with the Andeavor board financial analyses of the potential strategic combination. Goldman Sachs also discussed with the Andeavor board the feasibility of potential strategic transactions with other independent refining companies and integrated energy companies that could be potential candidates for a strategic transaction with Andeavor. A representative from S&C provided the Andeavor board with a preliminary overview of the initial draft of the merger agreement and some open issues. Mr. Goff and the Andeavor board discussed the next steps of the transaction and key considerations related to timing. The Andeavor board further discussed the strong strategic rationale for a transaction with MPC, including the projected annual gross, run-rate synergies of over $1 billion expected to be realized within the first three years after the combination, the significant stock component of the consideration, the premium that could be received by Andeavor’s stockholders and the mutuality of the strategic objectives of the two companies. After discussion, the Andeavor board determined to continue pursuing the strategic transaction with MPC in light of the strong synergies and the unique value proposition based on a primarily stock transaction, which would provide the Andeavor stockholders the opportunity to participate in the future growth of the combined company and the realization of the projected synergies. During executive session, the Andeavor board also reviewed and discussed the final disclosure letter provided by Goldman Sachs and determined that the relationships disclosed in the letter would not prevent it from retaining Goldman Sachs as a financial advisor for the transaction.

Also on April 15, 2018, Andeavor and Goldman Sachs entered into the engagement letter for Goldman Sachs to be the financial advisor to Andeavor in connection with its evaluation of a potential strategic transaction with MPC.

On April 16, 2018, Messrs. Goff and Heminger spoke by telephone to update one another on feedback received from their respective boards of directors, including with respect to the timing of their upcoming board meetings, the range of potential synergies and the potential timing for announcement of the transaction in the event of board approvals. During the call, Mr. Goff proposed that Andeavor stockholders should be entitled to elect to receive stock consideration or cash consideration for each share of Andeavor common stock held, subject to a cap of 10% or 15% on the number of shares of Andeavor common stock in respect of which Andeavor stockholders could elect to receive cash consideration. Mr. Goff believed this proposed form of consideration would provide the Andeavor stockholders with flexibility regarding whether to retain stock or elect cash. Messrs. Goff and Heminger also discussed certain provisions in the merger agreement, including MPC’s right to terminate the agreement after a certain date, MPC’s obligations in seeking regulatory approvals and the termination fee payable by each company.

On April 17, 2018, the MPC board held a telephonic meeting during which Mr. Heminger shared developments respecting the negotiations. Mr. Griffith, Mr. Donald C. Templin, President of MPC, Mr. Michael J. Hennigan, President of MPLX GP LLC, Ms. Kristina A. Kazarian, Vice President, Investor Relations of MPC, and Mr. Partee also provided the MPC board with various updates and analyses with respect to the proposed transaction, which had been prepared by MPC management with the assistance of Barclays. In particular, members of MPC’s executive management team discussed with the MPC board the recent relative market valuations of MPC and Andeavor and detailed recent due diligence meetings with Andeavor. Members of MPC’s executive management team also discussed business plan scenarios using three distinct methodologies, focused on an accretion/dilution analysis at an exchange ratio of 1.87x and addressed several questions from members of the MPC board. MPC’s executive management team then reviewed potential long-term value drivers of the transaction, including the substantial increase in scale and geographic diversity the transaction would bring to the MPC asset base, the complementary operational footprint of the Andeavor business, the growth platform for the midstream business, an expanded retail portfolio, meaningful cost and operating synergies and potentially large IMO benefits. MPC’s executive management team then reviewed the projected synergies associated with the transaction, which had been developed by MPC’s management team based on their due diligence findings to date. MPC’s executive management team also presented an exchange ratio analysis, which demonstrated the favorable timing of the transaction relative to a two-year period, and discussed the pro forma cash and debt levels of the combined company. Finally, MPC’s management team reviewed the proposed next steps and the anticipated timeline to announcement and closing should the transaction ultimately be approved by the MPC board. The MPC board expressed its general support for continuing to pursue the transaction with Andeavor.

On April 18, 2018, Mr. Goff updated the board of directors of the general partner of Andeavor Logistics of the status and progress of the transaction and negotiations between Andeavor and MPC.

On April 18, 2018, S&C delivered to Jones Day a revised draft of the merger agreement, reflecting, among others, the issues discussed by Messrs. Goff and Heminger on April 16, 2018.

On April 20, 2018, MPC and Barclays entered into the engagement letter for Barclays to be the financial advisor for MPC in connection with its evaluation of the strategic transaction with Andeavor.

Also on April 20, 2018, Jones Day delivered to S&C a draft form of the voting and support agreement that MPC proposed to be executed by Mr. Foster and Franklin Mountain Investments, LP.

On April 22, 2018, the Andeavor board held a telephonic meeting with Mr. Sterin, Ms. Rucker and a representative from S&C present. Mr. Goff provided the board with an update on his discussions with Mr. Heminger and the transaction in general, including an update on the synergies analysis. Ms. Rucker and a representative from S&C provided the Andeavor board with an update regarding the status of due diligence and material open issues in the merger agreement, including with respect to the cash/stock election, termination rights and the amount of the termination fee. Mr. Sterin also presented an update on the financial due diligence for the transaction.

On the evening of April 22, 2018, S&C received a revised draft of the merger agreement from Jones Day. The material open issues in the revised draft included: (i) whether the parties could terminate the merger agreement and collect the termination fee for any non-material breach of the non-solicitation provision, obligation to prepare and file the proxy statement or obligation to call a stockholder meeting without notice or opportunity to cure, (ii) the amount of and relative size of the termination fee, with MPC continuing to request a termination fee that was equal to 3.5% of the equity value of Andeavor (including the implied transaction premium) for both parties, (iii) a cooperation commitment with respect to receiving antitrust approvals that did not require MPC to have any divestitures or take any actions, (iv) broad financing cooperation from Andeavor for any potential financing by MPC for the transaction, (v) employee and executive compensation and benefits matters and (vi) the extent to which Andeavor’s non-affiliate representatives would be subject to the non-solicitation provisions.

From April 22, 2018 to April 26, 2018, as part of the ongoing due diligence effort, members of management and legal teams, including subject matter experts, of Andeavor and MPC held a series of conference calls regarding their respective businesses to facilitate the evaluation of the transaction, including regarding environmental matters, litigation and regulatory compliance, employment and labor issues, as well as their respective supply and trading businesses, marketing and retail businesses, logistics/midstream operations and refining operations.

From April 23 to April 28, 2018, representatives of MPC, including Mr. Raymond L. Brooks, Senior Vice President, Refining of MPC, conducted site visits at certain of Andeavor’s refineries in Los Angeles, California, El Paso, Texas, Mandan, North Dakota, Anacortes, Washington and Martinez, California, as part of ongoing due diligence.

On April 24, 2018, S&C delivered a revised draft of the merger agreement to Jones Day and continued to exchange drafts with Jones Day until April 29, 2018 to resolve the final open issues relating to the merger agreement. The material open issues that were resolved during this time period included: (i) the amount of the termination fee(s) payable by MPC and Andeavor and the circumstances in which they would become payable, (ii) the undertakings required of MPC to obtain governmental approvals for the transaction, (iii) the scope of Andeavor’s obligation to provide certain financial assistance and cooperation in connection with MPC’s financing activities, (iv) the scope of MPC’s obligation in appointing four Andeavor directors to MPC’s board following closing of the transaction, (v) the closing conditions related to Andeavor’s representations and warranties made in the merger agreement and (vi) the extent to which the non-solicitation provisions were applicable to Andeavor’s non-affiliate representatives.

On April 25, 2018, the MPC board met at a regularly scheduled session first with representatives of Jones Day for a discussion of legal considerations related to the directors’ fiduciary duties in the context of evaluating the strategic combination, and with representatives of Barclays joining thereafter for the balance of the meeting devoted to the potential transaction. Mr. Heminger and other members of the executive management team, including Messrs. Templin, Griffith, Brooks, Hennigan, Kaczynski and Partee, reviewed key aspects of the proposed transaction with Andeavor. The benefits of the strategic combination were discussed, including its formation of a premier nationwide downstream company, significant increase in market presence and scale, diversified earnings profile, geographically expanded operations, coast-to-coast retail presence, pro forma positioning in light of IMO standards, pro forma midstream opportunity set and expected resulting synergies. The due diligence process was also discussed, as were pro forma financing and cash considerations. Representatives of Barclays presented Barclays’ preliminary financial analysis of the proposed transaction and provided the MPC board with updated written materials regarding Barclays’ material relationships with MPC, Andeavor and other relevant parties to the proposed transaction.

Also on April 25, 2018, Mr. Heminger shared with the board of the general partner of MPLX LP, the publicly traded master limited partnership sponsored by MPC, that MPC was evaluating a strategic combination with Andeavor and that he would keep the board apprised.

On April 27, 2018, S&C delivered to Jones Day a revised draft of the voting and support agreement to be executed by Mr. Foster and Franklin Mountain Investments, LP.

Between April 16 and April 29, 2018, Messrs. Goff and Heminger continued to have discussions regarding various aspects of the transaction, including open issues in the merger agreement and commitments with respect to employee benefits, retention and compensation. Messrs. Goff and Heminger also began discussions regarding Mr. Goff’s role with the combined company. On April 20, 2018, Messrs. Goff and Heminger met in person to discuss transition and integration matters. On April 26, 2018, Messrs. Goff and Heminger held a telephone call to discuss the cash election mechanism of the merger and agreed to reflect the outcome of that discussion in the merger agreement. On April 28, 2018, Messrs. Goff and Heminger agreed that Mr. Goff would serve as Executive Vice Chairman of the combined company. The parties thereafter negotiated the terms of Mr. Goff’s letter agreement in order for him to assume the role of Executive Vice Chairman after the closing of the merger.

On April 29, 2018, the Andeavor board held an in-person meeting for the purpose of considering the proposed transaction with MPC. Ms. Rucker and representatives of Goldman Sachs and S&C were present. Mr. Goff updated and reviewed with the Andeavor board the status of the discussions with MPC, noting that the open issues in the merger agreement were resolved. A representative of S&C reviewed with the Andeavor board of directors its fiduciary duties. Mr. Sterin, attending via teleconference, Ms. Rucker and a representative of S&C summarized to the Andeavor board the financial and legal due diligence findings. Ms. Rucker and a representative from S&C presented to the Andeavor board an overview of certain matters related to employee compensation and benefits. A representative of S&C reviewed with the Andeavor board the material terms of the merger agreement. Representatives of Goldman Sachs presented to the Andeavor board their financial analysis of the proposed strategic transaction as described in the section entitled “The Merger—Opinion of Goldman Sachs, Andeavor’s Financial Advisor” beginning on page 124. A representative of Goldman Sachs then delivered to the Andeavor board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated of the same date, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the exchange ratio together with the cash consideration, which is subject to proration and certain other procedures and limitations contained in the merger agreement, as to which procedures and limitations Goldman Sachs expressed no opinion, to be paid to the holders (other than MPC and its affiliates) of the outstanding shares of Andeavor common stock pursuant to the merger agreement was fair from a financial point of view to such holders. After considering and discussing the foregoing and the proposed terms of the merger agreement, and taking into consideration the factors described in the sections entitled “The Merger—Recommendation of the Andeavor Board and Reasons for the Merger,” “The Merger—Opinion of Goldman Sachs, Andeavor’s Financial Advisor” and “The Merger—Unaudited Forecasted Financial Information” beginning on page 119, page 124 and page 135, respectively, the members of the Andeavor board of directors unanimously (i) determined that the merger agreement, the voting agreement, the merger and the other transactions contemplated thereby were fair to and in the best interests of Andeavor and its stockholders, (ii) approved and declared it advisable that Andeavor enter into the merger agreement and the voting agreement, substantially in the form presented to the board and (iii) directed that the merger agreement be submitted to Andeavor’s stockholders for their adoption.

Also on April 29, 2018, the MPC board held a telephonic meeting to receive a final due diligence update, a briefing on the key terms of the definitive transaction agreements and the fairness opinion of Barclays. Members of MPC executive management, including Messrs. Heminger, Templin and Brooks, reported on due diligence conclusions, specifically respecting capital spending for refining facilities and the condition of Andeavor’s refining assets generally. Representatives of Jones Day addressed the Board members on its fiduciary duties in the context of approving an acquisition such as the strategic transaction with Andeavor. The legal team then presented key terms of the definitive transaction agreements. Thereafter, representatives of Barclays presented to the MPC board its financial analysis of the proposed transaction and delivered its oral opinion, which was confirmed by delivery of a written opinion dated as of the same date, to the effect that, as of such date and based upon and subject to the assumptions, qualifications, limitations and other matters set forth in such opinion, the aggregate merger consideration to be paid by MPC was fair, from a financial point of view, to MPC. After considering and discussing the foregoing and the proposed terms of the merger agreement, and taking into consideration the factors described in the sections entitled “The Merger—Recommendation of the MPC Board and Reasons for the Merger,” “The Merger—Opinion of Barclays, MPC’s Financial Advisor” and “The Merger—Unaudited Forecasted Financial Information” beginning on page 89, page 93 and page 135, respectively, the members of the MPC board of directors unanimously (i) determined that the merger agreement, the voting agreement, the merger and the other transactions contemplated thereby were fair to and in the best interests of MPC and its stockholders, (ii) approved and declared it advisable that MPC enter into the merger agreement and the voting agreement, substantially in the form presented to the board and (iii) directed that the issuance of shares of MPC common stock in connection with the merger be submitted to MPC’s stockholders for their approval. Ms. Kazarian reviewed with the MPC board the communications plan for the transaction and investor materials to be released the next day.

Later on April 29, 2018, the merger agreement was executed and delivered by MPC and Andeavor, and the parties exchanged the voting and support agreement and Mr. Goff’s letter agreement. Early in the morning of April 30, 2018, prior to the commencement of trading on the New York Stock Exchange, MPC and Andeavor issued a joint press release announcing the transaction.

On July 11, 2018, Goldman Sachs informed Andeavor management that it determined that the range of one-year forward EV/EBITDA multiples used in the illustrative present value of future share price analyses of 6.0x to 7.0x, which is referred to as the actual multiple range, had been incorrectly labeled as 6.5x to 7.5x, which is referred to as the presented multiple range, during the April 29 presentation to the Andeavor board. Goldman Sachs further explained that it had subsequently performed such analyses, as of April 29, 2018, using a one-year forward EV/EBITDA multiple of 7.5x, which is referred to as the upper end of the presented multiple range, to illustrate the results of such analyses using the presented multiple range that were not subsumed in the results of such analyses using the actual multiple range as reflected in the April 29 presentation. Goldman Sachs confirmed to Andeavor management that had Goldman Sachs performed its financial analyses set forth in the April 29 presentation using the presented multiple range, there would have been no change to the conclusion set forth in the opinion letter of Goldman Sachs.

On July 18, 2018, the Andeavor board held a telephonic meeting. Mr. Sterin, Ms. Rucker and representatives of Goldman Sachs and S&C were present. During the meeting, representatives of Goldman Sachs presented the results of the illustrative present value of future share price analyses, as of April 29, 2018, using the actual multiple range and the upper end of the presented multiple range and confirmed that had Goldman Sachs performed its financial analyses set forth in the April 29 presentation using the presented multiple range, there would have been no change to the conclusion set forth in the opinion letter of Goldman Sachs, as described in the section entitled “The Merger—Opinion of Goldman Sachs, Andeavor’s Financial Advisor” beginning on page 123. After considering and discussing the foregoing and the proposed terms of the merger agreement, and taking into consideration the factors described in the sections entitled “The Merger—Recommendation of the Andeavor Board and Reasons for the Merger,” “The Merger—Opinion of Goldman Sachs, Andeavor’s Financial Advisor” and “The Merger—Unaudited Forecasted Financial Information” beginning on page 117, page 122 and page 132, respectively, the members of the Andeavor board unanimously confirmed the Andeavor board’s prior (i) determination that the merger agreement, the voting agreement, the merger and the other transactions contemplated thereby were fair to and in the best interests of Andeavor and its stockholders and (ii) direction that the merger agreement be submitted to Andeavor’s stockholders for their adoption.

Recommendation of the MPC Board and Reasons for the Merger

The MPC board unanimously recommends that the MPC stockholders vote “FOR” the MPC issuance proposal.

The MPC board, with the advice and assistance of its financial and legal advisors, negotiated, evaluated, and, at a meeting held on April 29, 2018, unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.

In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and to recommend that MPC stockholders vote in favor of the MPC issuance proposal, the MPC board consulted with its financial and legal advisors and MPC’s management. After such consultation, the MPC board unanimously determined the proposed merger to be fair to, and in the best interests of, MPC.

The MPC board’s decision to approve the merger agreement, the merger and the other transactions contemplated thereby and to recommend that MPC stockholders vote in favor of the MPC issuance proposal was based on a number of factors, including the following (which are not necessarily presented in order of relative importance):

•	MPC’s expected business, assets, financial condition, results of operations, business plan and prospects following the completion of the merger, including the expected pro forma effect of the merger on the combined company.

•	MPC management’s identification of approximately $1 billion in anticipated annual gross, run-rate synergies, which would be expected to be realized within the first three years after the combination, in addition to the expected synergies from Andeavor’s acquisition of Western Refining, and MPC’s past record of successfully integrating acquisitions and of realizing the projected financial goals and benefits of acquisitions.

•	That the combination will create a larger, more diversified industry-leading refining, marketing and logistics company, including the general partner and ownership positions in two high-quality master limited partnerships.

•	That the combined company will enable further optimization of crude oil supply, provide greater geographic diversity of refining and midstream assets and present an attractive growth platform for the midstream and retail businesses.

•	The attractiveness of the merger to MPC in comparison to other acquisition opportunities reasonably available to MPC, including the belief that MPC and Andeavor share similar approaches to employing an integrated business model for marketing, refining and logistics.

•	MPC management’s expectation that the increased size, scale, and resources of MPC following the merger would incrementally generate in excess of $5 billion of free cash flow over the next five years, based on the free cash flow estimates of Andeavor as provided by Andeavor and adjusted by MPC plus expected synergies (net of certain one-time costs).

•	The MPC board’s knowledge of, and discussions with MPC management regarding, MPC’s business operations, financial condition, earnings and prospects and its knowledge of Andeavor’s business, operations, financial condition, earnings and prospects, taking into account Andeavor’s publicly filed information and the results of MPC’s due diligence investigation of Andeavor.

•	The mix of stock consideration and cash consideration to be offered by MPC in the merger and the expectation that the merger would be accretive to MPC earnings per share and cash flow per share.

•	That the cash flow of the combined company following the merger could provide additional opportunities to return value to stockholders, including through dividends and share repurchases.

•	The perceived similarity in corporate cultures, which would facilitate the integration of Andeavor into the MPC corporate group and promote alignment on matters of safety, environmental stewardship and corporate citizenship.

•

The financial analysis reviewed and discussed with the MPC board by representatives of Barclays, as well as the oral opinion of Barclays rendered on April 29, 2018 and the written opinion of Barclays, dated April 29, 2018, to the MPC board to the effect that as of that date, and subject to the assumptions, limitations, qualifications and other matters set forth in the written opinion, the aggregate merger consideration to be paid by MPC is fair from a financial point of view to MPC. See the section entitled “The Merger—Opinion of Barclays, MPC’s Financial Advisor” beginning on page 93. The full text of the written opinion of Barclays is attached as Annex C to this joint proxy statement/prospectus.

•	That the combined company would benefit from the continued strong leadership of MPC’s experienced chairman and chief executive officer and that the addition of four current members of the Andeavor board to the MPC board post-merger would add further valuable expertise and experience and in-depth familiarity with Andeavor to the MPC board.

•	The review by the MPC board with its legal and financial advisors of the structure of the proposed merger and the financial and other terms of the merger agreement, including each party’s representations, warranties and covenants, the conditions to each party’s obligations and the termination provisions and related termination fees payable by each party, as well as the likelihood of consummation of the proposed merger and the MPC board’s evaluation of the likely time period necessary to close the merger.

The MPC board also considered the following specific aspects of the merger agreement (which are not necessarily presented in order of relative importance):

•	The MPC board’s belief that the terms of the merger agreement, including each party’s representations, warranties and covenants and the conditions to each party’s obligations, are comprehensive and favorable to completing the proposed transaction.

•	That the exchange ratio applicable to the stock consideration is fixed and will not fluctuate in the event that the market price of Andeavor common stock increases relative to the market price of MPC common stock between the date of the merger agreement and the completion of the merger.

•	That the aggregate cash consideration is fixed, which gives MPC additional certainty regarding the amount of cash required to be paid by MPC to consummate the merger.

•	The fact that there are limited circumstances in which the Andeavor board may terminate the merger agreement or change its recommendation that its stockholders approve the Andeavor merger proposal, and if the merger agreement is terminated by MPC as a result of a change in recommendation of the Andeavor board or by Andeavor in order to enter into a definitive agreement with a third party providing for the consummation of an Andeavor alternative proposal, then in each case, Andeavor has agreed to pay MPC a fee of $600 million, and if the merger agreement is terminated by either party because Andeavor stockholders have not adopted the merger agreement upon a vote taken thereon, then Andeavor has agreed to pay MPC its fees and expenses up to a cap of $75 million.

In the course of its deliberations, the MPC board also considered a variety of risks, uncertainties and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):

•	The risks and costs to MPC if the merger is not completed, including the diversion of management and employee attention, and the potential effect on MPC’s stock price, and that, while the merger is expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied or waived, and as a result, it is possible that the merger might not be completed at all or in a timely fashion, even if MPC stockholders approve the MPC issuance proposal and Andeavor stockholders approve the Andeavor merger proposal.

•	That Andeavor’s stockholders may not approve the merger proposal or that MPC’s stockholders may not approve the MPC issuance proposal.

•	That, if the merger agreement is terminated by either party because MPC’s stockholders have not approved the MPC stock issuance upon a vote taken at the MPC stockholders meeting, MPC would be required to pay Andeavor its fees and expenses up to a cap of $75 million.

•	The risk that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of MPC following the merger as more fully described in the section entitled “The Merger—Regulatory Approvals” beginning on page 144.

•	That the exchange ratio applicable to the stock consideration is fixed and will not fluctuate in the event that the market price of MPC common stock increases relative to the market price of Andeavor common stock between the date of the merger agreement and the completion of the merger.

•	The transaction costs to be incurred in connection with the merger.

•	That the merger agreement imposes limitations on MPC’s ability to solicit alternative transactions involving a change of control of MPC prior to closing or to terminate the merger agreement, including a requirement to pay a $800 million termination fee in certain circumstances if MPC either changes its recommendation with respect to the share issuance proposal or terminates the merger agreement to enter into a definitive acquisition agreement providing for the consummation of an MPC acquisition proposal.

•	That the merger agreement imposes limitations on MPC’s ability to make additional acquisitions that may impact the regulatory approval processes for the merger, and on MPC’s ability to make stock repurchases at a premium during the pendency of the merger.

•	That the pending merger might discourage a third party from making an MPC acquisition proposal or change the terms on which a third party would be willing to make an acquisition proposal, and the opportunity cost to MPC of pursuing the merger instead of other acquisition opportunities potentially available to MPC.

•	The ownership dilution to pre-merger holders of MPC common stock as a result of the issuance of MPC common stock in connection with the merger.

•	The risks associated with the occurrence of events that may materially and adversely affect the financial condition, properties, assets, liabilities, business or results of operations of Andeavor and/or its subsidiaries but not entitle MPC to terminate the merger agreement.

•	The risk that MPC may not realize all of the synergies and other anticipated strategic and other benefits of the merger, including as a result of the challenges of integrating the businesses, operations and workforces of MPC and Andeavor, the risk that expected operating efficiencies and cost savings may not be realized or will cost more to achieve than anticipated, and the risk that divestitures or other accommodations required by antitrust regulatory authorities may decrease or eliminate the anticipated strategic and other benefits of the merger to MPC.

•	Various other risks described in the section entitled “Risk Factors” beginning on page 49.

The members of the MPC board considered all of these factors as a whole and unanimously concluded that they supported a determination to approve the merger agreement, the merger and the other transactions contemplated thereby. The foregoing discussion of the information and factors considered by the MPC board is not exhaustive. In view of the wide variety of factors considered by the MPC board in connection with its evaluation of the merger and the complexity of these matters, the MPC board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above and any other factors, individual members of the MPC board may have viewed factors differently or given different weight or merit to different factors.

The foregoing discussion of the information and factors considered by the MPC board is forward-looking in nature. This information should be read in light of the factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 47.

Opinion of Barclays, MPC’s Financial Advisor

MPC retained Barclays as its financial advisor in connection with a potential strategic transaction with Andeavor. On April 29, 2018, Barclays rendered to the MPC board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 29, 2018, that, as of such date and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in its written opinion, a copy of which is attached hereto as Annex C, the aggregate merger consideration to be paid by MPC is fair, from a financial point of view, to MPC.

The full text of Barclays’ written opinion, dated as of April 29, 2018, is attached to this joint proxy statement/prospectus as Annex C, and is incorporated by reference herein in its entirety. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is for the use and benefit of the MPC board and was rendered to the MPC board, and addressed only the fairness, from a financial point of view, to MPC of the aggregate merger consideration to be paid by MPC, and did not address any other term or aspect of the merger agreement or the merger. Barclays’ opinion is not intended to be, and does not constitute a recommendation to any stockholder of MPC as to how such stockholder should vote with respect to the merger or any other matter, including whether such stockholder should continue to hold or sell its MPC common stock prior to or after the MPC special meeting. The terms of the merger were determined through arm’s-length negotiations between MPC and Andeavor and were unanimously approved by the board of directors of MPC. Barclays did not recommend any specific form of consideration to MPC or that any specific form of consideration constituted the only appropriate consideration for the merger. Elections by Andeavor stockholders for either the stock consideration or the cash consideration will be subject to proration and adjustment procedures set forth in the merger agreement, as to which procedures Barclays expressed no view or opinion. For its analysis, Barclays assumed the aggregate cash consideration would equal 15% of the aggregate merger consideration and the aggregate stock consideration would equal 85% of the aggregate merger consideration, each on a fully diluted basis and in accordance with the terms and conditions set forth in the merger agreement. Barclays was not requested to address, and its opinion does not in any manner address, MPC’s underlying business decision to proceed with or effect the merger or the likelihood of consummation of the merger. Barclays’ opinion does not address the relative merits of the merger as compared to any other transaction or business strategy in which MPC might engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, (i) the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the aggregate merger consideration to be offered to the holders of Andeavor common stock in the merger or otherwise; (ii) the allocation of the aggregate merger consideration as among holders of Andeavor common stock who receive the cash consideration or the stock consideration; or (iii) the relative fairness of the cash consideration and the stock consideration.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed a draft of the merger agreement, dated as of April 29, 2018, and the specific terms of the merger;

•	reviewed and analyzed a draft of a voting and support agreement, dated as of April 29, 2018, by and among MPC, Andeavor, Merger Sub 1, and Merger Sub 2, on the one hand, and Paul L. Foster and Franklin Mountain Investments, LP, on the other;

•	reviewed and analyzed publicly available information concerning MPC and Andeavor that it believed to be relevant to its analysis, including annual reports on Form 10-K for the fiscal year ended December 31, 2017, filed by each of MPC, Andeavor, MPLX and Andeavor Logistics with the SEC;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of MPC furnished to it by MPC, including the revised MPC unaudited forecasted financial information. For more information, see the section entitled “The Merger—Unaudited Forecasted Financial Information” beginning on page 135;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Andeavor, furnished to it by Andeavor and MPC, including the Andeavor adjusted unaudited forecasted financial information and Andeavor modified unaudited forecasted financial information. For more information, see the section entitled “The Merger—Unaudited Forecasted Financial Information” beginning on page 135;

•	reviewed and analyzed the trading history of the MPC common stock from April 27, 2016 to April 27, 2018 and the trading history of Andeavor common stock and shares of certain other companies it deemed relevant over the same period;

•	reviewed and analyzed a comparison of the historical financial results and present and projected financial condition of MPC (and MPLX) and Andeavor (and Andeavor Logistics), in each case, with those of other companies that it deemed relevant;

•	reviewed and analyzed a comparison of certain of the financial terms of the merger with the financial terms of certain other transactions that it deemed relevant;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of MPC and Andeavor;

•	reviewed and analyzed the relative contributions of MPC and Andeavor to the future financial performance of the combined company on a pro forma basis;

•	reviewed and analyzed the pro forma impact of the merger on the future financial performance of the combined company, including cost savings, operating synergies and other strategic benefits expected by MPC management to result from the merger, including the anticipated cost of achieving such synergies and benefits, furnished to Barclays by MPC for purposes of Barclays’ analysis;

•	had discussions with the management of MPC and Andeavor concerning their respective businesses, operations, assets, liabilities, financial condition and prospects; and

•	undertook such other studies, analyses and investigations as it deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by it without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information) and further relied upon the assurances of the management of MPC that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Upon the advice and at the direction of MPC, Barclays assumed that the revised MPC unaudited forecasted financial information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of MPC as to the financial performance of MPC and its operating segments and that MPC would perform substantially in accordance with such projections. With respect to the Andeavor adjusted unaudited forecasted financial information, upon the advice and at the direction of MPC, Barclays assumed that such information (to the extent prepared by Andeavor) was reasonably prepared on a basis reflecting the best currently available estimates and judgments of Andeavor as to the financial performance of Andeavor and its operating segments. With respect to the Andeavor modified unaudited forecasted financial information, upon the advice and at the direction of MPC, Barclays assumed that such information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of MPC as to the financial performance of Andeavor and that Andeavor and its operating segments would perform substantially in accordance with such projections. With respect to the MPC price deck assumptions, upon the advice and at the direction of MPC, Barclays assumed that the information reflected the best currently available estimates and judgments of the management of MPC. With respect to the synergies expected to be achieved as a result of the merger, which are referred to as the expected synergies, upon the advice and at the direction of MPC, Barclays assumed that the expected synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of MPC, including as to the amount, timing and cost of realization and will be realized in accordance with such estimates. Barclays relied, at the direction of MPC, on the revised MPC unaudited forecasted financial information, the MPC price deck assumptions, the Andeavor adjusted unaudited forecasted financial information, the Andeavor modified unaudited forecasted financial information, the MPC price deck assumptions and the expected synergies, and Barclays assumed no responsibility for and it expressed no view as to the estimates or the assumptions on which the projections were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of MPC or those of Andeavor and did not make or obtain any evaluations or appraisals of the assets or liabilities of MPC or those of Andeavor. Barclays’ opinion necessarily was based upon market, economic, regulatory and other conditions as they existed on, and could be evaluated as of the date of the opinion. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may occur after April 29, 2018. In addition, Barclays expressed no opinion as to the prices at which (i) the MPC common stock or Andeavor common stock will trade at any time following the announcement of the merger or (ii) the MPC common stock will trade at any time following the consummation of the merger. Barclays’ opinion should not be viewed as providing any assurance that the market value of the MPC common stock to be held by the stockholders of MPC after the consummation of the merger will be in excess of the market value of the shares of the MPC common stock owned by such stockholders at any time prior to the announcement or consummation of the merger.

In arriving at its opinion, Barclays assumed that the executed merger agreement would conform in all material respects to the last draft reviewed by Barclays. In addition, Barclays assumed the accuracy of the representations and warranties contained in the merger agreement and the other agreements related to the merger agreement. Barclays also assumed, upon the advice of MPC, that all governmental, regulatory and third party approvals, consents and releases for the merger, that in each case were material to Barclays’ analyses and its opinion, would be obtained within the constraints contemplated by the merger agreement and that the merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof or change in any applicable law. Barclays did not express any opinion as to any tax or other consequences that might result from the merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood that MPC had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of MPC or Andeavor common stock but rather made its determination as to fairness, from a financial point of view, to MPC of the aggregate merger consideration to be paid by MPC on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of the Financial Analyses of MPC’s Financial Advisor

The following is a summary of the material financial analyses as presented by Barclays to the MPC board in connection with rendering Barclays’ opinion described above. The following summary does not purport to be a complete description of the financial analyses performed or factors considered by Barclays nor does the order of analyses described represent the relative importance or weight given to those analyses by Barclays. Barclays may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Barclays’ view of the actual values of MPC or Andeavor. Some of the summaries of the financial analyses set forth below include information presented in tabular format. The tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Barclays. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying the financial analyses of Barclays and its opinion. In performing its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of MPC or any other parties to the merger. No company, business or transaction considered in Barclays’ analyses and reviews is identical to MPC, Andeavor, MPLX, Andeavor Logistics, Merger Sub 1, Merger Sub 2, or the merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of MPC, Andeavor, Merger Sub 1, Merger Sub 2, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses or securities do not purport to be appraisals or reflect the prices at which the businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 27, 2018 (the last trading day before the public announcement of the merger) and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

In order to estimate the present value of MPC common stock and Andeavor common stock, Barclays performed a discounted cash flow, which is referred to as DCF, analysis of MPC and Andeavor as standalone companies, excluding the expected synergies. See the section entitled “The Merger—Opinion of Barclays, MPC’s Financial Advisor—Expected Synergies Analysis” beginning on page 99 below for a summary of the expected synergies. A DCF analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” “Present value” refers to the current value of estimated future cash flows generated by the asset, and is obtained by discounting those cash flows (including the asset’s terminal value) back to the present using a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital and other relevant factors. “Terminal value” refers to the capitalized value of all estimated cash flows generated by an asset during periods beyond the final forecast period.

To calculate an implied enterprise value range of MPC as a standalone company using the DCF methodology, first, Barclays utilized the unlevered free cash flows (defined as consolidated net income plus depreciation and amortization and tax-adjusted interest expense, less capital expenditures and adjusted for other non-cash items) for fiscal years 2018E through 2022E implied by the revised MPC unaudited forecasted financial information, which is referred to as the MPC calculated unlevered free cash flow of MPC. Second, at the direction of MPC management, the MPC calculated unlevered free cash flow of MPC was further adjusted to exclude the portion of MPLX unlevered free cash flow attributable to the noncontrolling interest in MPLX (based on the public limited partner ownership of MPLX as of April 26, 2018 of 38.8% and total units outstanding of 824.743 (in millions), as provided by MPC management, and assuming the conversion to common units of MPLX’s convertible preferred units, which are referred to as the MPLX public ownership percentage and MPLX unit count, respectively).

Barclays also utilized an MPC terminal value range calculated as the product of (a) an estimate of MPC terminal earnings before interest, taxes, depreciation and amortization, which is referred to as EBITDA, based on the revised MPC unaudited forecasted financial information provided by MPC management and (b) a terminal EBITDA multiple reference range of 7.50x to 8.50x. The terminal EBITDA multiples were selected based on Barclays’ professional judgment and experience, taking into account information from the selected comparable company analysis and the selected comparable transactions analysis, each as further described in this section. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, the analysis used to determine a terminal EBITDA multiple reference range involves complex considerations and judgments concerning differences in industry fundamentals between historical and current time periods, company financial and operating characteristics and other factors that were specific to particular precedent transactions or could affect the public trading or other values of the companies to which MPC was compared. For purposes of calculating the terminal value range, a terminal EBITDA estimate was calculated as the five-year (2018E-2022E) average of consolidated EBITDA based upon MPC unaudited forecasted financial information provided by MPC management and adjusted to exclude the portion of MPLX EBITDA attributable to the noncontrolling interest in MPLX (based on the MPLX public ownership percentage and MPLX unit count). Calculations were based on the revised MPC unaudited forecasted financial information, using assumptions that Barclays was directed to use by MPC management.

The MPC calculated unlevered free cash flow of MPC and terminal value range for MPC were then discounted to an assumed transaction closing date of January 1, 2018 to derive an implied enterprise value range. This calculation used a discount rate reference range of 8.50% to 10.00%, which was applied by Barclays based upon its analysis of and professional judgment regarding the weighted average cost of capital, which is referred to as WACC, for MPC, Andeavor and selected comparable companies.

An implied equity value range of MPC was derived from the implied enterprise value range by subtracting the pro forma, proportionate, consolidated net debt of MPC at December 31, 2017 of $7,255 million, calculated as follows: (i) the consolidated net debt of MPC at December 31, 2017 of $11,689 million, as provided by MPC management (with pro forma adjustments as provided by MPC management for certain asset contributions and share repurchases subsequent to such date), which consolidated amount is referred to as the pro forma, consolidated net debt of MPC at December 31, 2017, excluding (ii) the portion of the pro forma net debt of MPLX at December 31, 2017 of $11,426 million (as provided by MPC management (with pro forma adjustments as provided by MPC management for certain asset contributions and share repurchases subsequent to such date), which is referred to as the pro forma net debt of MPLX at December 31, 2017) attributable to the noncontrolling interest in MPLX (based on the MPLX public ownership percentage and MPLX unit count), such proportionate amount referred to as the pro forma, proportionate, consolidated net debt of MPC at December 31, 2017. The implied MPC equity value range so derived was then converted to an implied MPC per share equity value reference range using 467.341 (in millions), the fully diluted share count of MPC as of April 26, 2018, as provided by MPC management, which is referred to as the MPC share count. The results of the analysis implied a per share equity value reference range for shares of MPC common stock of $75.25 to $89.75.

To calculate an implied enterprise value range of Andeavor using the DCF methodology, first, Barclays utilized the unlevered free cash flows (defined as consolidated net income plus depreciation and amortization and tax-adjusted interest expense, less capital expenditures and adjusted for other non-cash items) of Andeavor, which is referred to as the MPC calculated unlevered cash flow of Andeavor, for fiscal years 2018E through

2022E, implied by the Andeavor modified unaudited forecasted financial information. Second, at the direction of MPC management, the MPC calculated unlevered cash flow of Andeavor was further adjusted to exclude the portion of Andeavor Logistics unlevered free cash flow attributable to the noncontrolling interest in Andeavor Logistics (based on the public limited partner ownership of Andeavor Logistics of 41.1% and total units outstanding of 217.188 (in millions) as of April 26, 2018, as provided by Andeavor management and approved by MPC management for Barclays’ use in its analysis, which are referred to as the Andeavor Logistics public ownership percentage and Andeavor Logistics unit count, respectively).

Barclays also utilized an Andeavor terminal value range calculated as the product of (a) an estimate of terminal EBITDA based on the Andeavor modified unaudited forecasted financial information provided by MPC management and (b) a terminal EBITDA multiple reference range of 7.50x to 8.50x. The terminal EBITDA multiples were selected based on Barclays’ professional judgment and experience, taking into account information from the selected comparable company analysis and selected comparable transactions analysis, each as further described in this section. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, the analysis used to determine a terminal EBITDA multiple reference range involves complex considerations and judgments concerning differences in industry fundamentals between historical and current time periods, company financial and operating characteristics and other factors that were specific to precedent transactions or could affect the public trading or other values of the companies to which Andeavor was compared. For purposes of calculating the terminal value range, a terminal EBITDA estimate was calculated as the five-year (2018E-2022E) average of consolidated EBITDA based upon Andeavor unaudited forecasted financial information provided by MPC management and adjusted to exclude the portion of Andeavor Logistics EBITDA attributable to the noncontrolling interest in Andeavor Logistics (based on the Andeavor Logistics public ownership percentage and Andeavor Logistics unit count). Calculations were based on the Andeavor adjusted unaudited forecasted financial information and Andeavor modified unaudited forecasted financial information, using assumptions that Barclays was instructed to use by MPC management.

The MPC calculated unlevered free cash flow of Andeavor and terminal value range for Andeavor were then discounted to an assumed transaction closing date of January 1, 2018 to derive an implied enterprise value range. This calculation used a discount rate reference range of 8.50% to 10.00%, which was applied by Barclays based upon its analysis of and professional judgment regarding the WACC for Andeavor, MPC and selected comparable companies.

An implied equity value range of Andeavor was derived from the implied enterprise value range by subtracting the pro forma proportionate, consolidated net debt and preferred equity of Andeavor at December 31, 2017 of $6,080 million, calculated as follows: (i) the consolidated net debt and preferred equity of Andeavor at December 31, 2017 of $7,988 million, as provided by Andeavor management and approved by MPC management for Barclays’ use in its analysis (with pro forma adjustments, as provided by Andeavor management and approved by MPC management for Barclays’ use in its analysis, for certain share repurchases subsequent to such date), which consolidated amount is referred to as the pro forma, consolidated net debt and preferred equity of Andeavor at December 31, 2017, excluding (ii) the portion of the net debt and preferred equity of Andeavor Logistics at December 31, 2017 of $4,641 million (as provided by Andeavor management and approved by MPC management for Barclays’ use in its analysis, which is referred to as the net debt and preferred equity of Andeavor Logistics at December 31, 2017) attributable to the noncontrolling interest in Andeavor Logistics (based on the Andeavor Logistics public ownership percentage and Andeavor Logistics unit count), such proportionate amount referred to as the pro forma, proportionate, consolidated net debt and preferred equity of Andeavor at December 31, 2017. In addition, the net present value of certain incremental health, environmental and safety capital expenditures provided by MPC management (using the same 8.50% to 10.00% discount rate reference range) was subtracted from the implied enterprise value range, which is referred to as the net present value of certain incremental health, environmental and safety capital expenditures. The implied Andeavor equity value range so derived was then converted to an implied per share Andeavor equity value range using 152.904 (in millions), the fully diluted share count of Andeavor as of April 26, 2018, as provided by Andeavor management and approved by MPC management for Barclays’ use in its analysis which is referred to as the Andeavor share count. The results of the analysis implied a per share equity value reference range for shares of Andeavor common stock of $138.00 to $167.25.

Barclays separately performed a DCF analysis to derive an implied per share reference valuation range for the expected synergies. See the section entitled “The Merger—Opinion of Barclays, MPC’s Financial Advisor—Expected Synergies Analysis” below. Barclays’ analysis implied an expected synergy value per Andeavor share reference range of $41.75 to $49.00. Barclays then added the low and high ends of the expected synergy value per Andeavor share reference range to the low and high ends, respectively, of the implied per share equity value reference range for shares of Andeavor common stock to derive a per share equity value reference range taking into account the expected synergies. Barclays’ analysis implied a per share equity value reference range for shares of Andeavor common stock, taking into account the value of the expected synergies, of $179.75 to $216.25.

Barclays noted that the implied $152.27 per share value of the aggregate per share merger consideration (based on the transaction exchange ratio of 1.87x and MPC’s closing share price as of April 27, 2018), which also equals the per share cash consideration to be paid in the merger, is within the per share equity value reference range for Andeavor implied by Barclays’ aforementioned analyses when the expected synergies are excluded and below such per share equity value reference range for Andeavor when the expected synergies are included.

Expected Synergies Analysis

In order to value the synergies expected to be achieved by MPC and Andeavor on a combined basis, Barclays performed a DCF analysis taking into account the amount and timing of expected pre-tax EBITDA and capital expenditure synergies, as provided by MPC management. The total gross expected synergies were calculated by combining the gross expected pre-tax EBITDA synergies with gross expected capital expenditure synergies. Additionally, for purposes of this analysis, Barclays deducted certain non-recurring one-time costs from the gross expected synergies, as provided by MPC management.

The following table presents the gross expected synergies, estimated non-recurring one-time costs and estimated capital expenditures associated with achieving such synergies used by Barclays by year, as provided by MPC management:

(in millions) (a)	Expected Synergies
	December 31,
	2019E	2020E	2021E	2022E
Gross EBITDA Synergies	$465	$662	$866	$912
One-Time Costs Related to EBITDA Synergies	($208)	($93)	($10)	$–

EBITDA Synergies Net of One-Time Costs	$257	$569	$856	$912

Gross Capital Expenditure Synergies	$18	$48	$83	$83
One-Time Capital Expenditures Related to Synergies	($98)	($226)	($240)	–

Capital Expenditure Synergies Net of One-Time Capital Expenditures	($80)	($178)	($157)	$83

Total Gross Expected Synergies	$482	$710	$949	$995

(a)	Certain totals in the tables included in this joint proxy statement/prospectus may not sum due to rounding.

A terminal value of the expected synergies was derived based on the application of a 7.50x-8.50x terminal multiple reference range to the 2022E EBITDA synergies and a 2.0% perpetuity growth rate to the 2022E capital expenditure savings. The terminal EBITDA multiples and perpetuity growth rate were selected based on Barclays’ professional judgment and experience, taking into account information from the selected comparable company analysis and selected comparable transactions analysis, each as further described in this section. The synergies and terminal value range were discounted back to an assumed January 1, 2018 transaction closing date on an after-tax basis using an 8.50% to 10.00% discount rate reference range, based on both the WACC analyses performed by Barclays in connection with the MPC and Andeavor DCF analyses described above, and a 24% marginal tax rate assumption, as provided by MPC management. The implied after-tax valuation range for the expected synergies was divided by the Andeavor share count, to derive an implied expected synergy value per Andeavor share reference range. The results of this analysis implied an expected synergy value per Andeavor share reference range of $41.75 to $49.00, relative to a share of Andeavor common stock.

References to expected synergies in the section entitled “The Merger—Opinion of Barclays, MPC’s Financial Advisor” refer to the expected synergies set forth in this section entitled “The Merger—Opinion of Barclays, MPC’s Financial Advisor—Expected Synergies Analysis.”

Selected Comparable Company Analysis

Barclays reviewed and compared certain financial information, ratios and multiples for MPC, Andeavor, MPLX, Andeavor Logistics and certain other publicly traded companies. Barclays calculated and compared the financial information, ratios and multiples (i) for MPC and MPLX, based on the revised MPC unaudited forecasted financial information and equity analyst estimates, (ii) for Andeavor and Andeavor Logistics, based on the Andeavor modified forecasted financial information and equity analyst estimates, (iii) for the selected comparable companies, based on information that Barclays obtained from public filings, publicly available third-party equity analyst estimates, and (iv) the closing share and unit prices for common equity of MPC, Andeavor, MPLX, Andeavor Logistics and the selected comparable companies from publicly available market data as of April 27, 2018.

With respect to MPC and Andeavor, Barclays reviewed historical and projected financial data for three selected publicly traded refining and marketing companies that Barclays, based on its experience in the industry and judgment as a financial advisor, deemed comparable to MPC and Andeavor with respect to a number of factors including size, operational profile and other business characteristics, which is referred to as the selected refining C-corp comparable company analysis. In particular, Barclays selected the refining C-corp comparable companies because they were publicly traded independent refining companies with a market capitalization above $10 billion and a similar asset profile to MPC and Andeavor. With respect to MPLX and Andeavor Logistics, Barclays reviewed historical and projected financial data for ten selected midstream companies that Barclays, based on its experience in the industry and judgment as a financial advisor, deemed comparable to MPLX and Andeavor Logistics with respect to a number of factors, including size, operational profile and other business characteristics, which is referred to as the selected midstream comparable company analysis. In particular, Barclays selected the midstream comparable companies because they were publicly traded midstream companies with a market capitalization above $2 billion and a similar asset and/or growth profile to MPLX and Andeavor Logistics. None of the selected comparable companies used in this analysis is identical or directly comparable to MPC, Andeavor, MPLX or Andeavor Logistics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical and involved qualitative judgments in determining the appropriate ranges to apply for purposes of Barclays’ analyses. Rather, this analysis involves complex considerations and judgments concerning differences in businesses, operations, financial conditions and prospects and other factors that could affect the public trading or other values of the companies to which MPC, Andeavor, MPLX or Andeavor Logistics were compared. The reasons for and the circumstances surrounding each of the selected comparable companies analyzed were diverse, and there are inherent differences between the businesses, operations, financial conditions and prospects of MPC, Andeavor, MPLX and Andeavor Logistics and the companies and businesses included in the selected comparable companies analysis. Accordingly, Barclays believed that a purely quantitative comparable companies analysis would not be particularly meaningful in the context of considering the companies. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected comparable companies and MPC, Andeavor, MPLX and Andeavor Logistics, which would affect the acquisition values of the selected comparable companies and MPC, Andeavor, MPLX or Andeavor Logistics.

The companies that Barclays selected as comparable to MPC and Andeavor for the selected refining C-corp comparable company analysis were:

•	HollyFrontier Corporation

•	Phillips 66

•	Valero Energy Corporation

The companies that Barclays selected as comparable to MPLX and Andeavor Logistics for the selected midstream comparable company analysis were:

•	Buckeye Partners, L.P.

•	Magellan Midstream Partners, L.P.

•	Holly Energy Partners, L.P.

•	ONEOK, Inc.

•	Targa Resources Corp.

•	EnLink Midstream Partners, LP

•	EQT Midstream Partners, LP

•	Western Gas Partners, LP

•	Phillips 66 Partners LP

•	Valero Energy Partners LP

Barclays calculated and analyzed for MPC, Andeavor, MPLX, Andeavor Logistics and each of the selected companies the enterprise value of such company as a multiple of the company’s estimated EBITDA for 2018E and 2019E. The enterprise value of each company was obtained by taking the sum of the market value of its common equity and adjusting for net debt, debt-like preferred equity interests, and the market value of non-controlling interests, if applicable. All of the calculations for each of the selected comparable companies were performed, and based on, publicly available financial data and closing prices as of April 27, 2018.

With respect to MPC and Andeavor, Barclays derived comparable company reference valuation multiple ranges by analyzing and reviewing projected EBITDA valuation multiples for the three selected refining C-corp comparable companies for 2018E and 2019E. In deriving the 2018E and 2019E reference multiple ranges, Barclays took into consideration the implied 2018E and 2019E EBITDA valuation multiples for each of the three selected refining C-corp comparable companies and applied its professional judgment and experience as to the appropriate reference multiple ranges based on its familiarity with the selected comparable companies and knowledge of the industry in which they operate.

The results of the selected refining C-corp comparable company analysis for MPC and Andeavor are summarized below.

Refining C-corp Comparable Company Enterprise Value Multiple of EBITDA Reference Ranges:
Year	Low	High
2018E	8.0x	9.5x
2019E	7.0x	8.5x

For purposes of deriving reference values for MPC’s and Andeavor’s noncontrolling interests with respect to MPLX and Andeavor Logistics, respectively, Barclays derived comparable company reference valuation multiple ranges by analyzing and reviewing projected EBITDA valuation multiples for the ten selected midstream comparable companies for 2018E and 2019E.

In deriving the MPLX and Andeavor Logistics 2018E and 2019E reference multiple ranges, Barclays took into consideration the implied 2018E and 2019E EBITDA valuation multiples for each of the ten selected midstream comparable companies and applied its professional judgment and experience as to the appropriate reference multiple ranges based on its familiarity with the selected comparable companies and knowledge of the industry in which they operate.

The results of the selected midstream comparable company analysis for MPLX and Andeavor Logistics are summarized below.

Midstream Comparable Company Enterprise Value Multiple of EBITDA Reference Ranges:
Year	Low	High
2018E	11.50x	13.50x
2019E	10.50x	12.50x

To calculate an implied enterprise value range for MPC, Barclays applied the low and high multiples of the selected refining C-corp comparable company enterprise value multiple of EBITDA reference ranges to 2018E and 2019E estimates of MPC EBITDA based on each of (a) the revised MPC unaudited forecasted financial information and (b) equity analyst estimates for MPC. Barclays derived an implied equity value reference range of MPC by subtracting from the implied enterprise value range both the pro forma, consolidated net debt of MPC at December 31, 2017 and the reference value for the noncontrolling interest in MPLX (based on the MPLX public ownership percentage and MPLX unit count) as determined below. The implied MPC equity value reference range so derived was then converted to an implied per share equity value reference range for MPC common stock using the the MPC share count. The results of the analysis implied a per share equity value reference range for shares of MPC common stock of $61.75 to $83.75.

To calculate an implied enterprise value range of Andeavor, Barclays applied the low and high multiples of the selected refining C-corp comparable company enterprise value multiple of EBITDA reference ranges to 2018E and 2019E estimates of Andeavor EBITDA based on each of (a) the Andeavor modified unaudited forecasted financial information and (b) equity analyst estimates for Andeavor. Barclays derived an implied equity value reference range of Andeavor by subtracting from the implied enterprise value range the pro forma, consolidated net debt and preferred equity of Andeavor at December 31, 2017, and the reference value for the noncontrolling interest in Andeavor Logistics (based on the Andeavor Logistics public ownership percentage and Andeavor Logistics unit count) as determined below. The implied Andeavor equity value range so derived was then converted to an implied per share equity value reference range for Andeavor common stock using the Andeavor share count, as well as an adjustment for the net present value of certain incremental health, environmental and safety capital expenditures. The results of the analysis implied a per share equity value reference range for shares of Andeavor common stock of $108.75 to $147.75. Barclays also took into consideration the results of the expected synergies analysis. Using the expected synergy value per Andeavor share reference range described above, Barclays added the low and high ends of the expected synergy value per Andeavor share reference range to the low and high ends, respectively, of the implied per share equity value reference range for shares of Andeavor common stock to derive a per share equity value reference range taking into account the expected synergies. Barclays’ analysis implied a per share equity value reference range for shares of Andeavor common stock, taking into account the value of the expected synergies, of $150.50 to $196.75.

To calculate a comparable company reference value for the noncontrolling interest in MPLX to be subtracted from the range of enterprise values for MPC, Barclays applied the low and high multiples of the selected midstream comparable company enterprise value of EBITDA reference ranges to 2018E and 2019E estimates of MPLX EBITDA based on each of (a) the revised MPC unaudited forecasted financial information and (b) equity analyst estimates for MPLX in order to derive an implied MPLX enterprise value range. Barclays derived an implied equity value reference range for MPLX by subtracting from the enterprise value range the net debt of MPLX at December 31, 2017. The implied MPLX equity value reference range so derived was then converted to an implied MPLX per unit equity value reference range using the MPLX unit count. The results of the analysis implied a per unit equity value reference range for MPLX units of $32.00 to $40.25. The per unit equity value reference range so derived was then converted to a reference value for the noncontrolling interest in MPLX. The results of the analysis implied a reference value for the noncontrolling interest in MPLX of $11,550 million (based on the MPLX public ownership percentage), which was then subtracted from the implied enterprise value range for MPC in deriving an implied equity value reference range for MPC as described above.

To calculate a comparable company reference value for the noncontrolling interest in Andeavor Logistics to be subtracted from the range of enterprise values for Andeavor, Barclays applied the low and high multiples of the selected midstream comparable company enterprise value of EBITDA reference range to 2018E and 2019E estimates of Andeavor Logistics EBITDA based on each of (a) the Andeavor modified unaudited forecasted financial information and (b) equity analyst estimates for Andeavor Logistics in order to derive an implied Andeavor Logistics enterprise value range. Barclays derived an implied equity value reference range for Andeavor Logistics by subtracting from the implied enterprise value range the net debt and preferred equity of Andeavor Logistics at December 31, 2017. The implied Andeavor Logistics equity value reference range so derived was then converted to an implied Andeavor Logistics per unit equity value reference range using the Andeavor Logistics unit count. The results of the analysis implied a per unit equity value reference range for Andeavor Logistics units of $46.50 to $58.50. The per unit equity value so derived was then converted to a reference value for the noncontrolling interest in Andeavor Logistics. The results of the analysis implied a reference value for the noncontrolling interest in Andeavor Logistics of $4,700 million (based on the Andeavor Logistics public ownership percentage), which was then subtracted from the implied enterprise value range for Andeavor in deriving an implied equity value reference range for Andeavor as described above.

Barclays noted that the implied $152.27 per share value of the aggregate per share merger consideration (based on the transaction exchange ratio of 1.87x and MPC’s closing share price as of April 27, 2018), which also equals the per share cash consideration to be paid in the merger, is above the per share equity value reference range for Andeavor implied by Barclays’ aforementioned analyses when the expected synergies are excluded and within such per share equity value reference range for Andeavor when the expected synergies are included.

Selected Comparable Transactions Analysis

Barclays conducted an analysis of selected comparable transactions involving target companies in the oil and gas refining industry for MPC and Andeavor from 1996 to date and comparable transactions involving target companies in the midstream industry for MPLX and Andeavor Logistics from 2009 to date. In conducting its analysis, Barclays reviewed and compared selected corporate transactions that it, based on its experience in the industry, experience with merger and acquisition transactions and judgment as a financial advisor, deemed relevant based on a number of factors including the similarity of the companies in the selected comparable transactions to MPC, Andeavor, MPLX and Andeavor Logistics with respect to the size, operational profile and other business characteristics.

The reasons for and the circumstances surrounding each of the selected comparable transactions analyzed were diverse, and there are inherent differences between the businesses, operations, financial conditions and prospects of MPC, Andeavor, MPLX and Andeavor Logistics and the companies and businesses included in the selected comparable transactions analysis. Further, none of the selected transactions is directly comparable to the merger. Accordingly, Barclays believed that a purely quantitative selected comparable transactions analysis would not be particularly meaningful in the context of considering the merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected comparable transactions and the merger, which would affect the acquisition values of companies in the selected comparable transactions and MPC, Andeavor, MPLX and Andeavor Logistics.

With respect to MPC and Andeavor, the following table sets forth the selected refining C-corp transactions that Barclays, based on its professional judgment and experience, deemed generally relevant for comparative purposes and the results of its analysis:

Announcement Date	Acquirer	Target	Implied Enterprise Value ($mm)
1/3/2017	Delek US Holdings, Inc.	Alon USA Energy, Inc.	$674
11/17/2016	Tesoro Corporation	Western Refining, Inc.	$6,405
4/30/2012	Energy Transfer Partners, L.P.	Sunoco, Inc.	$5,896
2/22/2011	Holly Corporation	Frontier Oil Corporation	$2,833
8/28/2006	Western Refining, Inc.	Giant Industries, Inc.	$1,498
4/25/2005	Valero Energy Corporation	Premcor Inc.	$8,015
3/19/2004	Marathon Oil Corporation	Marathon Ashland Petroleum LLC	$9,800
5/7/2001	Valero Energy Corporation	Ultramar Diamond Shamrock Corporation	$5,889
2/4/2001	Phillips Petroleum Company	Tosco Corporation	$9,420
9/23/1996	Ultramar Corporation	Diamond Shamrock, Inc.	$1,895

For each of the above transactions, Barclays reviewed and compared the one and two-year forward enterprise value multiples of EBITDA implied by the publicly available financial terms of each of the selected comparable transactions (and based on information Barclays obtained on or before April 27, 2018 from public filings, public news sources and public third-party equity research) in order to derive implied one and two-year forward enterprise value multiple of EBITDA reference ranges. In deriving 2018E and 2019E reference multiple ranges, Barclays took into consideration the implied one-year forward and two-year forward EBITDA purchase price multiples for each of the selected comparable transactions and applied its professional judgment and experience as to the appropriate reference multiple ranges based on its familiarity with the selected comparable transactions and knowledge of the industry in which they occurred. The results of the selected comparable transactions analysis performed for MPC and Andeavor are summarized below.

Precedent Transaction Enterprise Value Multiple of EBITDA Reference Ranges:
Year	Low	High
One-Year Forward	8.5x	9.5x
Two-Year Forward	8.0x	9.0x

For purposes of deriving a reference valuation for MPC’s and Andeavor’s noncontrolling interests with respect to MPLX and Andeavor Logistics, respectively, Barclays reviewed the selected midstream corporate transactions set forth in the following table that Barclays, based on its professional judgment and experience, deemed generally relevant for comparative purposes:

Announcement Date	Acquirer	Target	Total Transaction Value ($mm)
8/14/2017	Andeavor Logistics LP	Western Refining Logistics, LP	$1,800
3/26/2018	Tallgrass Energy GP, LP	Tallgrass Energy Partners, LP	$4,000
11/1/2017	American Midstream Partners, LP	Southcross Energy Partners, L.P.	$815
8/29/2017	Zenith Energy U.S., L.P.	Arc Logistics Partners LP	$657
6/2/2017	World Point Terminals, Inc.	World Point Terminals LP	$157
5/19/2017	Energy Transfer Partners, L.P.	PennTex Midstream Partners, LP	$288
5/8/2017	VTTI B.V.	VTTI Energy Partners LP	$808
2/1/2017	ONEOK, Inc.	ONEOK Partners, L.P.	$17,229
11/21/2016	Sunoco Logistics Partners L.P.	Energy Transfer Partners, L.P.	$44,676
11/1/2016	TransCanada Corporation	Columbia Pipeline Partners LP	$915
10/24/2016	American Midstream Partners, LP	JP Energy Partners LP	$466
5/31/2016	SemGroup Corporation	Rose Rock Midstream, L.P.	$391
11/3/2015	Targa Resources Corp.	Targa Resources Partners LP	$11,300
7/13/2015	MPLX LP	MarkWest Energy Partners, L.P.	$19,956
5/6/2015	Crestwood Equity Partners LP	Crestwood Midstream Partners LP	$5,052
1/26/2015	Energy Transfer Partners, L.P.	Regency Energy Partners LP	$17,963
4/29/2011	Enterprise Products Partners L.P.	Duncan Energy Partners L.P.	$3,305
6/29/2009	Enterprise Products Partners L.P.	TEPPCO Partners, L.P.	$5,894

For each of the above transactions, Barclays reviewed and compared the trailing twelve month enterprise value multiples of EBITDA implied by the publicly available financial terms of each of the selected comparable transactions (and based on information Barclays obtained on or before April 27, 2018 from public filings, public news sources and public third-party equity research) in order to derive an implied trailing twelve month enterprise value multiple of EBITDA reference range for MPLX and Andeavor Logistics. In deriving a trailing twelve month reference multiple range, Barclays took into consideration the implied trailing twelve month EBITDA purchase price multiples for each of the selected comparable transactions and applied its professional judgment and experience as to the appropriate reference multiple range based on its familiarity with the selected comparable transactions and knowledge of the industry in which they occurred. The results of the selected comparable transactions analysis performed for MPLX and Andeavor Logistics are summarized below.

Precedent Transaction Enterprise Value Multiple of EBITDA Reference Range:
	Low	High
Trailing Twelve Months	12.0x	14.0x

To calculate a comparable transaction reference value for the noncontrolling interest in MPLX, Barclays applied the low and high multiples of the selected midstream comparable transactions enterprise value of EBITDA reference range to 2018E estimates of MPLX EBITDA based on each of (a) the revised MPC unaudited forecasted financial information and (b) equity analyst estimates in order to derive an implied MPLX enterprise value range. Barclays derived an implied equity value reference range for MPLX by subtracting from the enterprise value range the pro forma net debt of MPLX at December 31, 2017. The implied MPLX equity value reference range so derived was then converted to an implied MPLX per unit equity value reference range using the MPLX unit count. The results of the analysis implied a per unit equity value reference range for MPLX units of $33.75 to $41.25. The per unit equity value reference range so derived was then converted to a reference value for the noncontrolling interest in MPLX. The results of the analysis implied a reference value for the noncontrolling interest in MPLX of $12,000 million (based on the MPLX public ownership percentage), which was then subtracted from the implied enterprise value range for MPC in deriving an implied equity value reference range for MPC, as described below.

To calculate a comparable transaction reference value for the noncontrolling interest in Andeavor Logistics, Barclays multiplied the low and high multiples of the selected midstream comparable transactions enterprise value of EBITDA reference ranges to 2018E estimates of Andeavor Logistics EBITDA based on each of (a) the Andeavor modified unaudited forecasted financial information and (b) equity analyst estimates in order to derive an implied Andeavor Logistics enterprise value range. Barclays derived an implied equity value range for Andeavor Logistics by subtracting from the enterprise value range the net debt and preferred equity of Andeavor Logistics at December 31, 2017. The implied Andeavor Logistics equity value reference range so derived was then converted to an implied Andeavor Logistics per unit equity value reference range using the Andeavor Logistics unit count. The results of the analysis implied a per unit equity value reference range for Andeavor Logistics units of $47.50 to $58.75. The per unit equity value reference range so derived was then converted to a reference value for the noncontrolling interest in Andeavor Logistics of $4,750 million (based on the Andeavor Logistics public ownership percentage), which was then subtracted from the implied enterprise value range for Andeavor in deriving an implied equity value reference range for Andeavor, as described below.

To calculate an implied enterprise value range for MPC, Barclays applied the low and high multiples of the selected refining C-corp comparable transactions enterprise value multiple of EBITDA reference ranges to 2018E and 2019E estimates of MPC EBITDA based on each of (a) the revised MPC unaudited forecasted financial information and (b) equity analyst estimates for MPC. Barclays derived an implied equity value reference range for MPC by subtracting from the enterprise value range the pro forma, consolidated net debt of MPC at December 31, 2017 and the reference value for the noncontrolling interest in MPLX, as determined above. The implied MPC equity value reference range so derived was then converted to an implied MPC per share equity value reference range using the MPC share count. The results of the analysis implied a per share equity value reference range for shares of MPC common stock of $72.25 to $87.00.

To calculate an implied enterprise value range for Andeavor, Barclays applied the low and high multiples of the selected refining C-corp comparable transactions enterprise value multiple of EBITDA reference ranges to 2018E and 2019E estimates of Andeavor EBITDA based on each of (a) the Andeavor modified unaudited forecasted financial information and (b) equity analyst estimates for Andeavor. Barclays derived an implied equity value reference range for Andeavor by subtracting the pro forma, consolidated net debt and preferred equity of Andeavor at December 31, 2017 and the reference value for the noncontrolling interest in Andeavor Logistics, as determined above. The implied Andeavor equity value reference range so derived was then converted to an implied Andeavor per share equity value reference range using the Andeavor share count, as well as an adjustment for the net present value of certain incremental health, environmental and safety capital expenditures. The results of the analysis implied a per share equity value reference range for shares of Andeavor common stock of $128.75 to $154.50.

Barclays noted that the implied $152.27 per share value of the aggregate per share merger consideration (based on the transaction exchange ratio of 1.87x and MPC’s closing share price as of April 27, 2018), which also equals the per share cash consideration to be paid in the merger, is within the per share equity value reference range for Andeavor implied by Barclays’ aforementioned analyses.

Sum of Parts Analysis

Barclays performed a sum of parts analysis with respect to each of MPC and Andeavor by performing separate, market-based valuations of MPC’s and Andeavor’s respective (i) refining businesses, (ii) retail/marketing businesses, and (iii) midstream businesses (through MPLX and Andeavor Logistics, respectively), as well as calculating the negative value of corporate selling, general and administrative expenses, which are referred to as G&A expenses, not directly allocated to the three aforementioned business segments of each of MPC and Andeavor in the revised MPC unaudited forecasted financial information (in the case of MPC) and the

Andeavor modified unaudited forecasted financial information (in the case of Andeavor). A sum of parts analysis reviews a company’s operating performance and outlook on a segment-by-segment basis and compares each segment’s performance to a group of selected comparable publicly traded companies and selected comparable transactions to determine an implied value for such segment and the enterprise as a whole. For both MPC and Andeavor, Barclays derived implied reference value ranges for each of the three aforementioned business segments, employing both the comparable company and comparable transactions methodologies for each segment, calculated the sum of the implied reference value ranges so derived, and subtracted the implied reference value ranges for G&A expenses, as further described below.

(i)	Refining:

Barclays derived 2018E and 2019E refining enterprise value to EBITDA reference multiple ranges using both a comparable company methodology and a comparable transactions methodology. With respect to the comparable company methodology, Barclays evaluated the 2018E and 2019E enterprise value to EBITDA multiples of five companies, consisting of the three companies included in the selected refining C-corp comparable company analysis as well as Delek US Holdings, Inc. and PBF Energy Inc., using publicly available information, including equity analyst estimates. In deriving the 2018E and 2019E comparable company reference multiple ranges utilized in its analysis, Barclays took into consideration the implied 2018E and 2019E EBITDA valuation multiples for each of the selected comparable companies, and applied its professional judgment and experience as to the appropriate reference multiple ranges based on its familiarity with the selected comparable companies and knowledge of the industry in which they operate. With respect to the comparable transactions methodology, Barclays reviewed the ten selected refining C-corp transactions described in the selected comparable transactions analysis that Barclays in its professional judgment deemed generally relevant for comparative purposes. In deriving the 2018E and 2019E comparable transactions reference multiple ranges utilized in its analysis, Barclays took into consideration the implied one and two-year forward enterprise value multiples of EBITDA implied from the publicly available financial terms of each of the selected comparable transactions and applied its professional judgment and experience as to the appropriate reference multiple ranges based on its familiarity with the selected comparable transactions and knowledge of the industry in which they occurred. The reasons for and the circumstances surrounding each of the selected comparable companies and transactions analyzed were diverse, and there are inherent differences between the businesses, operations, financial conditions and prospects of MPC’s and Andeavor’s respective refining businesses and the companies and businesses included in the selected comparable companies and transactions analysis. Accordingly, Barclays believed that purely quantitative comparable companies and comparable transactions analyses would not be particularly meaningful in the context of considering the companies and transactions. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected comparable companies and comparable transactions, on the one hand, and MPC’s and Andeavor’s respective refining businesses and the merger, on the other, which would affect the acquisition values of the selected comparable companies and transactions, on the one hand, and MPC’s and Andeavor’s respective refining businesses and the merger, on the other.

The 2018E and 2019E refining enterprise value to EBITDA reference multiple ranges, which are the same for MPC and Andeavor, are set forth below.

Reference Multiple Ranges for MPC and Andeavor
Analysis Methodology	Metric—EBITDA	Low	High
Comparable Company	2018E	6.00x	7.00x
	2019E	5.50x	6.50x

Comparable Transactions	2018E	6.25x	7.25x
	2019E	6.00x	7.00x

(ii)	Retail/Marketing:

Barclays derived 2018E and 2019E retail/marketing enterprise value to EBITDA reference multiple ranges using both a comparable company methodology and a comparable transactions methodology. With respect to the comparable company methodology, Barclays evaluated the 2018E and 2019E enterprise value to EBITDA multiples of three selected public retail/marketing comparables (Casey’s General Stores, Inc., Alimentation Couche-Tard (US) Inc. and Murphy USA Inc.), using publicly available information, including equity analyst estimates. In deriving the 2018E and 2019E comparable company reference multiple ranges utilized in its analysis, Barclays took into consideration the implied 2018E and 2019E EBITDA valuation multiples for each of the selected comparable companies and applied its professional judgment and experience as to the appropriate reference multiple ranges based on its familiarity with the selected comparable companies and knowledge of the industry in which they operate. With respect to the comparable transactions methodology, Barclays reviewed 36 selected comparable retail/marketing transactions that Barclays in its professional judgment deemed generally relevant for comparative purposes. In deriving the 2018E comparable transactions reference multiple range utilized in its analysis, Barclays applied its professional judgment and experience as to the appropriate reference multiple range based on its familiarity with the selected comparable transactions and knowledge of the industry in which they occurred. The reasons for and the circumstances surrounding each of the selected comparable companies and transactions analyzed were diverse, and there are inherent differences between the businesses, operations, financial conditions and prospects of MPC’s and Andeavor’s respective retail/marketing businesses and the companies and businesses included in the selected comparable companies and transactions analysis. Accordingly, Barclays believed that purely quantitative comparable companies and comparable transactions analyses would not be particularly meaningful in the context of considering the companies and transactions. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected comparable companies and comparable transactions, on the one hand, and MPC’s and Andeavor’s respective retail/marketing businesses and the merger, on the other, which would affect the acquisition values of the selected comparable companies and transactions, on the one hand, and MPC’s and Andeavor’s respective retail/marketing businesses and the merger, on the other.

The 2018E and 2019E retail/marketing enterprise value to EBITDA reference multiple ranges are set forth below.

		Reference Multiple Ranges MPC		Reference Multiple Ranges Andeavor
Analysis Methodology	Metric—EBITDA	Low	High	Low	High
Comparable Company	2018E	9.5x	10.5x	8.0x	9.0x
	2019E	8.5x	9.5x	7.0x	8.0x

Comparable Transactions	2018E	10.0x	11.0x	8.5x	9.5x

(iii)	Midstream:

Barclays derived 2018E and 2019E midstream enterprise value to EBITDA reference multiple ranges using both a comparable company methodology and a comparable transactions methodology. For the purpose of this analysis, Barclays considered MPLX as constituting the entire midstream business of MPC and Andeavor Logistics as constituting the entire midstream business of Andeavor. With respect to the comparable company methodology, Barclays evaluated the 2018E and 2019E enterprise value to EBITDA multiples based on the ten companies included in the selected midstream comparable company analysis, using publicly available information, including equity analyst estimates. In deriving the 2018E and 2019E comparable company reference multiple ranges utilized in its analysis, Barclays took into consideration the implied 2018E and 2019E EBITDA valuation multiples for each of the selected comparable companies and applied its professional judgment and experience as to the appropriate reference multiple ranges based on its familiarity with the selected comparable companies and knowledge of the industry in which they operate. With respect to the comparable transactions methodology, Barclays reviewed the 18 selected comparable midstream transactions described in the selected comparable transactions analysis that Barclays in its professional judgment deemed generally relevant for comparative purposes. In deriving the 2018E comparable transactions reference multiple range, Barclays applied its professional judgment and experience as to the appropriate reference multiple range based on its familiarity with the selected comparable transactions and knowledge of the industry in which they occurred. The reasons for and the circumstances surrounding each of the selected comparable companies and transactions analyzed were diverse, and there are inherent differences between the businesses, operations, financial conditions and prospects of MPLX and Andeavor Logistics and the companies and businesses included in the selected comparable companies and transactions analysis. Accordingly, Barclays believed that purely quantitative comparable companies and comparable transactions analyses would not be particularly meaningful in the context of considering the companies and transactions. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected comparable companies and comparable transactions, on the one hand, and MPLX and Andeavor Logistics and the merger, on the other, which would affect the acquisition values of the selected comparable companies and transactions, on the one hand, and MPLX and Andeavor Logistics and the merger, on the other.

The 2018E and 2019E midstream enterprise value to EBITDA reference multiple ranges are set forth below.

		Reference Multiple Ranges MPC		Reference Multiple Ranges Andeavor
Analysis Methodology	Metric—EBITDA	Low	High	Low	High
Comparable Company	2018E	11.50x	13.50x	11.50x	13.50x
	2019E	10.50x	12.50x	10.50x	12.50x

Comparable Transactions	2018E	12.00x	14.00x	12.00x	14.00x

Barclays applied the reference multiple ranges set forth above in order to derive an MPLX reference value range (net to MPC) based on the revised MPC unaudited forecasted financial information and taking into account the pro forma net debt of MPLX at December 31, 2017, the MPLX unit count, and the total number of MPLX units held by MPC as of April 26, 2018 of 504.702 (in millions as provided by MPC management, and assuming the conversion to common units of MPLX’s convertible preferred units). Barclays similarly applied the reference multiple ranges set forth above to derive an Andeavor Logistics reference value range (net to Andeavor) based on the Andeavor modified unaudited forecasted financial information and taking into account the net debt and preferred equity of Andeavor Logistics at December 31, 2017, the Andeavor Logistics unit count as of April 26, 2018 (as provided by Andeavor management and approved by MPC management for Barclays’ use in its analysis), and the total number of Andeavor units held by Andeavor as of April 26, 2018 of 127.889 (in millions as provided by Andeavor management and approved by MPC management for Barclays’ use in its analysis).

In addition, Barclays, based on its professional judgment and experience, derived G&A expense reference multiple ranges for each of MPC and Andeavor (for such expenses not already embedded in the EBITDAs of the business segments), taking into account information from the selected comparable company analysis and the selected comparable transactions analysis, including the reference multiple ranges applied to each company’s respective refining, retail/marketing and midstream businesses, as summarized below.

	Reference Multiple Ranges MPC		Reference Multiple Ranges Andeavor
Metric—EBITDA	Low	High	Low	High
2018E	6.5x	7.5x	6.5x	7.5x
2019E	6.0x	7.0x	6.0x	7.0x

The sum of the implied refining, retail/marketing and midstream reference value ranges (with such midstream reference value ranges based on MPC’s and Andeavor’s net reference values attributable to MPLX and Andeavor Logistics, respectively), after subtracting the implied reference value ranges for G&A expenses for each of MPC and Andeavor, implied a consolidated enterprise value reference range for each of MPC and Andeavor as a whole.

Based on the consolidated enterprise value reference range so derived for MPC, an MPC equity value reference range was derived by subtracting the pro forma, net debt of MPC at December 31, 2017 of $263 million (excluding the pro forma net debt of MPLX at December 31, 2017) as provided by MPC management for Barclays’ use in its analysis (with pro forma adjustments, as provided by MPC management for Barclays’ use in its analysis, for certain share repurchases subsequent to such date) from the MPC enterprise value reference range. The MPC equity value reference range so derived was then converted to an implied per share equity value reference for MPC common stock using the MPC share count. The results of this analysis implied a per share reference value range for shares of MPC common stock of $85.25 to $100.75.

Based on the consolidated enterprise value reference range so derived for Andeavor, an Andeavor equity value reference range was derived by subtracting the pro forma, net debt of Andeavor at December 31, 2017 of $3,347 million (excluding the net debt and preferred equity of Andeavor Logistics at December 31, 2017) as provided by Andeavor management and approved by MPC management for Barclays’ use in its analysis (with pro forma adjustments, as provided by Andeavor management and approved by MPC management for Barclays’ use in its analysis, for certain share repurchases subsequent to such date) from the Andeavor enterprise value reference range. The Andeavor equity value reference range so derived was then converted to an implied per share equity value reference range for Andeavor common stock using (i) Andeavor share count and (ii) an adjustment for the net present value of certain incremental compliance capital expenditures. The results of this analysis implied a per share reference value range for shares of Andeavor common stock of $130.00 to $157.00. Barclays also took into consideration the results of the expected synergies analysis. Using the expected synergy value per Andeavor share reference range, Barclays added the low and high ends of the expected synergy value per Andeavor share reference range to the low and high ends, respectively, of the implied per share equity value reference range for shares of Andeavor common stock to derive a per share equity value reference range taking into account the expected synergies. Barclays’ analysis implied a per share equity value reference range for shares of Andeavor common stock, taking into account the value of the expected synergies, of $171.75 to $205.75.

Barclays noted that the implied $152.27 per share value of the aggregate per share merger consideration (based on the transaction exchange ratio of 1.87x and MPC’s closing share price as of April 27, 2018), which also equals the per share cash consideration to be paid in the merger, is within the per share equity value reference range for Andeavor implied by Barclays’ aforementioned analyses when the expected synergies are excluded and below such per share equity value reference range for Andeavor when the expected synergies are included.

Exchange Ratio Analysis

The exchange ratio analysis provides a measure of the relative value of shares of MPC common stock to shares of Andeavor common stock by showing the number of shares of MPC common stock having a value equal to one share of Andeavor common stock. The purpose of this analysis is to provide a range of illustrative exchange ratios, or a measure of the relative market values of MPC common stock to Andeavor common stock. Barclays calculated implied exchange ratio reference ranges by comparing the high end of the Andeavor reference value per share range to the low end of the MPC reference value per share range, and vice versa, with respect to the analyses set forth above in this section (i.e., the “Discounted Cash Flow Analysis,” “Selected Comparable Company Analysis,” “Selected Comparable Transactions Analysis,” and “Sum of Parts Analysis”). Barclays compared these implied exchange ratio reference ranges to the transaction exchange ratio of 1.87x. Barclays also considered its analysis of the expected synergies in the exchange ratio analysis. Implied exchange ratio reference ranges were evaluated both with and without the expected synergies. The implied exchange ratio reference ranges are summarized below.

	Without Expected Synergies		Including Expected Synergies
	Low	High	Low	High
DCF analysis	1.538x	2.223x	2.003x	2.874x
Comparable company analysis	1.299x	2.393x	1.797x	3.186x
Comparable transactions analysis	1.480x	2.138x	—	—
Sum of parts analysis	1.290x	1.842x	1.705x	2.416x

Barclays noted that the transaction exchange ratio of 1.87x was within all of the implied exchange ratio reference ranges implied by Barclays’ aforementioned analyses, other than the sum of parts analysis, when expected synergies are excluded, and within all of the implied exchange ratio reference ranges implied by Barclays’ aforementioned analyses, including the sum of parts analysis, when synergies are included.

Other Factors

Barclays also noted the following additional factors that were not considered part of its financial analyses with respect to its fairness determination, but were referenced for informational purposes:

Share Price Trading Ranges

Barclays reviewed the 52-week high and low closing share prices for MPC and Andeavor, as of April 27, 2018. MPC’s 52-week low closing share price was $49.45 and its 52-week high closing share price was $82.93. Andeavor’s 52-week low closing share price was $78.88 and its 52-week high closing share price was $125.15. 52-week trading ranges were used for informational purposes only and were not included in the financial analysis.

In addition, Barclays considered historical data with regard to the trading prices of Andeavor common stock for the period from April 27, 2016 to April 27, 2018 and compared such data with the relative stock price performances during the same periods of MPC and large-cap refining peers (including the three selected refining C-corp comparable companies).

The results of Barclays’ relative share price performance analysis are summarized below.

% Change (as of 4/27/2018)	MPC	Andeavor	Large-Cap Peers
Last 2 Years	96.8%	40.3%	46.8%
Last 12 Months	59.6%	53.3%	58.1%
Last 6 Months	39.3%	15.7%	32.7%
Last 90 Days	13.5%	7.2%	9.0%
Last 30 Days	11.7%	20.5%	18.1%

Equity Analyst Target Prices Analysis

Barclays reviewed the price targets published by 17 equity research analysts (as of April 27, 2018) covering MPC and 17 equity research analysts (as of April 27, 2018) covering Andeavor. The per share price target range for MPC was $72.00 to $95.00 with a median of $87.00, and the per share price target range for Andeavor was $112.00 to $160.00 with a median of $135.00. Equity analyst target prices were used for informational purposes only and were not included in the financial analysis.

Relative Contribution Analysis

To analyze MPC’s and Andeavor’s relative contribution to the combined company after the merger (excluding the expected synergies), Barclays reviewed publicly available information, including equity analyst estimates (as of April 27, 2018) for 2018E to 2019E, the revised MPC unaudited forecasted financial information for 2018E to 2020E, the Andeavor adjusted unaudited forecasted financial information for 2018E to 2020E, and the Andeavor modified unaudited forecasted financial information for 2018E to 2020E. For purposes of comparability to the revised MPC unaudited forecasted financial information and at the direction of MPC management, the Andeavor adjusted unaudited forecasted financial information and Andeavor modified unaudited forecasted financial information were adjusted to reflect the expensing of capital expenditures related to refinery turnarounds using adjustments provided by Andeavor management and approved by MPC management for Barclay’s use in its analysis. The equity analyst estimates for Andeavor were similarly adjusted to reflect the expensing of turnaround capital expenditures. Barclays analyzed MPC’s and Andeavor’s EBITDA, net income to common stock, and cash flow from operations (after subtracting distributions paid to third party unitholders of MPLX and Andeavor Logistics, respectively), which is referred to as CFFO, as well as the equity values and enterprise values of MPC and Andeavor. The following table reflects the results of the analysis:

		Relative Contribution of MPC	Relative Contribution of Andeavor
Equity analyst estimates	2018E EBITDA	69%	31%
	2019E EBITDA	67%	33%
	2018E Net Income to Common	64%	36%
	2019E Net Income to Common	62%	38%
	2018E CFFO (excluding third party MPLX/Andeavor Logistics distributions)	66%	34%
	2019E CFFO (excluding third party MPLX/Andeavor Logistics distributions)	66%	34%
	Avg. equity analyst estimates	65%	35%

Revised MPC unaudited forecasted financial information and Andeavor adjusted unaudited forecasted financial information	2018E EBITDA	62%	38%
	2019E EBITDA	63%	37%
	2020E EBITDA	58%	42%
	2018E Net Income to Common	50%	50%
	2019E Net Income to Common	57%	43%
	2020E Net Income to Common	50%	50%
	2018E CFFO (excluding third party MPLX/Andeavor Logistics distributions)	62%	38%
	2019E CFFO (excluding third party MPLX/Andeavor Logistics distributions)	67%	33%
	2020E CFFO (excluding third party MPLX/Andeavor Logistics distributions)	60%	40%
	Avg. revised MPC unaudited forecasted financial information and Andeavor adjusted unaudited forecasted financial information	59%	41%

Revised MPC unaudited forecasted financial information and Andeavor modified unaudited forecasted financial information	2018E EBITDA	65%	35%
	2019E EBITDA	67%	33%
	2020E EBITDA	60%	40%
	2018E Net Income to Common	56%	44%
	2019E Net Income to Common	64%	36%
	2020E Net Income to Common	53%	47%
	2018E CFFO (excluding third party MPLX/Andeavor Logistics distributions)	65%	35%

	Relative Contribution of MPC	Relative Contribution of Andeavor
2019E CFFO (excluding third party MPLX/Andeavor Logistics distributions)	71%	29%
2020E CFFO (excluding third party MPLX/Andeavor Logistics distributions)	62%	38%
Avg. revised MPC unaudited forecasted financial information and Andeavor modified unaudited forecasted financial information	63%	37%

Equity value at 1.87x transaction exchange ratio	62%	38%
Enterprise value at 1.87x transaction exchange ratio	63%	37%

Barclays, based on its professional judgment and experience, compared the results of the relative contribution analysis to the implied pro forma ownership interests in the combined company of MPC stockholders (who hold MPC shares immediately prior to the consummation of the merger) and Andeavor stockholders (who hold Andeavor shares immediately prior to the consummation of the merger and exchange each of their Andeavor shares for the per share merger consideration). For illustrative and comparative purposes, Barclays applied the transaction exchange ratio of 1.87x to an all-stock transaction, which resulted in an implied pro forma ownership interests allocation of 62.0% and 38.0% for MPC and Andeavor, respectively, on a fully diluted basis. Relative contributions were used for informational purposes only and were not included in the financial analysis.

Premiums Paid Analysis

In order to assess the premium paid by MPC in the merger relative to the premiums paid by other companies in other transactions, Barclays reviewed data from publicly available sources with respect to premiums paid in 71 selected U.S. corporate transactions since 2010, which are referred to as all deals, with implied target company transaction enterprise valuations greater than $10.0 billion. Of the 71 precedent selected corporate transactions reviewed, specifically 25 were transactions in which target company stockholders received stock consideration greater than 50% of the total consideration received. For each transaction, Barclays analyzed the implied per share premium paid by the acquirer by comparing the announced transaction value per share to the target company’s historical share price during the following periods: (i) one trading day prior to announcement, (ii) five trading days prior to announcement, (iii) 30 trading days prior to announcement and (iv) the highest closing share price during the 52-week period leading up to announcement of the transaction. The results of Barclays’ analysis of premiums paid in precedent transactions are summarized below.

Premiums on All Deals (71 Transactions)
	1-Day Premium	5-Day Premium	30-Day Premium	52-Week High
Median	25.3%	27.9%	29.3%	13.8%
Mean	28.5%	32.1%	35.5%	12.4%
High	88.5%	98.8%	118.5%	63.8%
Low	6.1%	3.4%	10.5%	(34.2%)

Premiums on Deals > 50% Stock (25 Transactions)
	1-Day Premium	5-Day Premium	30-Day Premium	52-Week High
Median	23.3%	26.2%	26.5%	9.3%
Mean	23.9%	28.0%	28.4%	7.1%
High	56.3%	50.0%	50.1%	36.3%
Low	6.1%	3.4%	10.5%	(26.7%)

Barclays noted that the implied $152.27 per share value of the aggregate per share merger consideration (based on the transaction exchange ratio of 1.87x and MPC’s closing share price as of April 27, 2018), which also equals the per share cash consideration to be paid in the merger, implied a 24.4% premium to the Andeavor share price as of the close of business on April 27, 2018, and relative to the ratio of MPC’s and Andeavor’s respective thirty trading day volume weighted average share prices (as of April 27, 2018), a premium of 28.4%. Premiums paid were used for informational purposes only and were not included in the financial analysis.

Illustrative Accretion / Dilution Analysis

Barclays performed an illustrative pro forma analysis of the financial impact of the merger using information provided by, or directed to be used by, the management of MPC, including the revised MPC unaudited forecasted financial information, Andeavor adjusted unaudited forecasted financial information, Andeavor modified unaudited forecasted financial information, the expected synergies and certain incremental health, environmental and safety capital expenditures. Additionally Barclays performed an illustrative pro forma analysis of the financial impact of the merger based on equity analyst estimates. The analysis examined the illustrative impact of the merger on MPC’s (i) estimated earnings per share, which is referred to as EPS, (ii) estimated cash flow per share, which is referred to as CFPS, and (iii) estimated cash flow per share (after subtracting distributions paid to public unitholders of MPLX and Andeavor Logistics, respectively), which is referred to as MPC CFPS. The accretion / dilution analysis was conducted using three estimates scenarios for each of MPC and Andeavor as outlined below:

	MPC	Andeavor
Scenario 1 “Illustrative Accretion / Dilution Analysis Based on Andeavor Adjusted Unaudited Forecasted Financial Information”	Revised MPC unaudited forecasted financial information	Andeavor adjusted unaudited forecasted financial information

Scenario 2 “Illustrative Accretion / Dilution Analysis Based on Andeavor Modified Unaudited Forecasted Financial Information”	Revised MPC unaudited forecasted financial information	Andeavor modified unaudited forecasted financial information

Scenario 3 “Illustrative Accretion / Dilution Analysis Based on Equity Analyst Estimates”	Equity analyst estimates	Equity analyst estimates

Barclays then reviewed whether the merger would be accretive or dilutive to MPC for each of EPS, CFPS, and MPC CFPS given each of the three scenarios for certain identified time periods.

In connection with a pro forma analysis of the financial impact of the merger on MPC’s EPS, CFPS and MPC CFPS, for purposes of reviewing the accretion and dilution to MPC in each of the scenarios described above, Barclays applied certain pro forma adjustments to the unaudited forecasted financial information for MPC and Andeavor for purposes of the analyses described below. This information is based on the revised MPC unaudited forecasted financial information, the Andeavor adjusted unaudited forecasted financial information and the Andeavor modified unaudited forecasted financial information, the expected synergies and certain incremental health, environmental and safety capital expenditures, as well as equity analyst estimates, and the pro forma adjustments to any such information should not be regarded as an indication that any of MPC, Barclays or any other person considered, or now considers, it to be necessarily predictive of actual future results. We refer you to the sections entitled “The Merger—Unaudited Forecasted Financial Information” beginning on page 135 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 47 as well as the disclaimers provided therein.

For the purposes of applying the pro forma adjustments Barclays assumed, the following principal assumptions:

•	the illustrative consummation of the merger as of January 1, 2018;

•	an 85% stock / 15% cash consideration structure on an aggregate basis in order to address the range of potential consideration mix alternatives implied by the cash/stock election structure contemplated by the merger agreement, as well as proration and adjustment procedures, as provided by, and directed to be used by, MPC management;

•	assumptions for sources of cash consideration, as provided by, and directed to be used by, MPC management;

•	purchase accounting assumptions, as provided by, and directed to be used by, MPC management;

•	a pro forma marginal tax rate of 24.0%, when considering the Andeavor adjusted unaudited forecasted financial information and the Andeavor modified unaudited forecasted financial information, as provided by, and directed to be used by, MPC management;

•	a pro forma marginal tax rate of 21.0% (per equity analyst estimates), when considering the equity analyst estimates;

•	no incremental share repurchases, other than standalone plans for MPC and Andeavor in 2018 (per MPC and Andeavor management, respectively) and no share repurchases beyond 2018, when considering the Andeavor adjusted unaudited forecasted financial information and the Andeavor modified unaudited forecasted financial information, as provided by, and directed to be used by, MPC management;

•	2018 and 2019 standalone share repurchases for MPC and Andeavor (per equity analyst estimates), when considering the equity analyst estimates;

•	realization of the amount and timing of the expected synergies as well as the illustrative exclusion of non-recurring costs to achieve the expected synergies, as directed by MPC management;

•	illustrative realization of expected synergies in 2018, given the illustrative assumption that the merger is consummated as of January 1, 2018, such expected synergies for 2018 assumed to equal the same expected synergies as assumed for 2019 for such analyses, as directed by MPC management;

•	impact of certain incremental health, environmental and safety capital expenditures, as provided by, and directed to be used by, MPC management;

•	the MPC share count and the Andeavor share count, in each case, as approved by MPC management for Barclays’ use in its analysis; and

•	other general business, market and financial assumptions, as provided by MPC management.

For the sections entitled “The Merger—Opinion of Barclays, MPC’s Financial Advisor—Illustrative Accretion / Dilution Analysis Using Andeavor Adjusted Unaudited Forecasted Financial Information” below and “The Merger—Opinion of Barclays, MPC’s Financial Advisor—Illustrative Accretion / Dilution Analysis Based on Andeavor Modified Unaudited Forecasted Financial Information” below, MPC management provided Barclays with MPC’s EPS, CFPS, MPC CFPS, and EBITDA based on the revised MPC unaudited forecasted financial information without giving effect to the merger to be used as the basis of comparison for the pro forma EPS, CFPS, MPC CFPS, and EBITDA, which are set forth in the section entitled “The Merger—Unaudited Forecasted Financial Information—Unaudited Forecasted Financial Information of MPC” beginning on page 138 under “Earnings per share,” “Cash flow per share,” and “MPC Cash flow per share,” and “EBITDA,” respectively.

The following analyses, including the tables therein, present certain financial information of MPC on a pro forma basis, giving effect to the merger, for certain identified time periods, based on the revised MPC unaudited forecasted financial information, the Andeavor adjusted unaudited forecasted financial information, and the Andeavor modified unaudited forecasted financial information, as well as equity analyst estimates, and applying the foregoing adjustments to the scenarios described above.

Illustrative Accretion / Dilution Analysis Using Andeavor Adjusted Unaudited Forecasted Financial Information

For illustrative purposes only, in each case based on the Andeavor adjusted unaudited forecasted financial information, Barclays compared (i) the estimated EPS of MPC on a standalone basis based on the revised MPC unaudited forecasted financial information to the EPS of the pro forma combined company derived by applying the pro forma adjustments described above, (ii) the estimated CFPS of MPC on a standalone basis based on the revised MPC unaudited forecasted financial information to the CFPS of the pro forma combined company derived by applying the pro forma adjustments described above, and (iii) the estimated MPC CFPS on a standalone basis based on the revised MPC unaudited forecasted financial information to the MPC CFPS of the pro forma combined company derived by applying the pro forma adjustments described above, in each case, with the expected synergies for each of the years 2018E through 2022E. The following table summarizes the results of Barclays’ review of such metrics.

Accretion/Dilution Analysis Based on Andeavor Adjusted Unaudited Forecasted Financial Information (with Expected Synergies)
	2018E	2019E	2020E	2021E	2022E
Pro forma EBITDA	$9,593	$13,174	$16,466	$17,058	$15,713
Pro forma EPS	$4.20	$7.96	$11.27	$11.71	$9.96
% Accretion/Dilution	34.2%	17.2%	35.4%	45.8%	65.8%
Pro forma CFPS	$11.13	$16.86	$20.23	$20.36	$18.77
% Accretion/Dilution	10.4%	2.4%	13.5%	17.4%	20.6%
Pro forma MPC CFPS	$9.39	$14.88	$18.12	$18.10	$16.35
% Accretion/Dilution	12.3%	2.4%	15.1%	19.6%	23.7%

Illustrative Accretion / Dilution Analysis Based on Andeavor Modified Unaudited Forecasted Financial Information

For illustrative purposes only, in each case based on the Andeavor modified unaudited forecasted financial information, Barclays compared (i) the estimated EPS of MPC on a standalone basis based on the revised MPC unaudited forecasted financial information to the EPS of the pro forma combined company derived by applying the pro forma adjustments described above, (ii) the estimated CFPS of MPC on a standalone basis based on the revised MPC unaudited forecasted financial information to the CFPS of the pro forma combined company derived by applying the pro forma adjustments described above, and (iii) the estimated MPC CFPS on a standalone basis based on the revised MPC unaudited forecasted financial information to the MPC CFPS of the pro forma combined company derived by applying the pro forma adjustments described above, in each case, with the expected synergies for each of the years 2018E through 2022E. The following table summarizes the results of Barclays’ review of such metrics.

Accretion/Dilution Analysis Based on Andeavor Modified Unaudited Forecasted Financial Information (with Expected Synergies)
	2018E	2019E	2020E	2021E	2022E
Pro forma EBITDA	$9,184	$12,450	$15,906	$16,455	$14,932
Pro forma EPS	$3.75	$7.14	$10.63	$11.01	$9.04
% Accretion/Dilution	19.9%	5.2%	27.7%	37.1%	50.4%
Pro forma CFPS	$10.65	$15.96	$19.54	$19.64	$17.83
% Accretion/Dilution	5.6%	(3.0%)	9.7%	13.2%	14.5%
Pro forma MPC CFPS	$8.91	$13.99	$17.45	$17.38	$15.41
% Accretion/Dilution	6.6%	(3.7%)	10.8%	14.9%	16.7%

Illustrative Accretion / Dilution Analysis Based on Equity Analyst Estimates

For illustrative purposes only, in each case based on equity analyst estimates, Barclays compared (i) the estimated EPS of MPC on a standalone basis based on equity analyst estimates to the projected EPS of the pro forma combined company derived by applying the pro forma adjustments described above, (ii) the estimated CFPS of MPC on a standalone basis based on equity analyst estimates to the CFPS of the pro forma combined company derived by applying the pro forma adjustments described above, and (iii) the estimated MPC CFPS on a standalone basis based on equity analyst estimates to the Parent CFPS of the pro forma combined company derived by applying the pro forma adjustments described above in each case, with the expected synergies for each of 2018E and 2019E. The following table summarizes the results of Barclays’ review of such metrics.

Accretion/Dilution Analysis Based on Equity Analyst Estimates (with Expected Synergies)
	2018E	2019E
Pro forma EBITDA	$10,319	$11,600
Pro forma EPS	$4.83	$6.15
% Accretion/Dilution	4.4%	6.3%
Pro forma CFPS	$12.28	$13.96
% Accretion/Dilution	4.0%	2.0%
Pro forma MPC CFPS	$10.78	$12.19
% Accretion/Dilution	4.4%	2.5%

Barclays noted that the merger would be accretive to MPC’s EPS, CFPS, and MPC CFPS in all cases in 2018E and from 2020E to 2022E, and in most cases in 2019E.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The MPC board selected Barclays because of its familiarity with MPC and Andeavor, and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the merger.

Barclays is acting as financial advisor to MPC in connection with the merger. As compensation for its services in connection with the merger, Barclays will receive a fee for its services in the amount of $28.5 million. MPC paid Barclays $5 million upon the rendering of Barclays’ opinion, which is referred to as the opinion fee, and the remaining portion of Barclays’ fee will be paid to Barclays upon completion of the merger. The opinion fee is creditable against such amount and other fees that may become payable including as set forth in the following sentence. In the event the merger agreement is terminated in circumstances in which the termination fee is payable by Andeavor (as described in the section entitled “The Merger Agreement—Termination—Termination Fees Payable by Andeavor” beginning on page 183), MPC will pay Barclays a fee equal to the lesser of (i) 10% of such termination fee and (ii) the amount that would otherwise have been paid to Barclays if the merger had been consummated in accordance with the terms of the merger agreement. In addition, MPC has agreed to reimburse Barclays for its reasonable expenses incurred in connection with the merger (subject to an agreed cap and regardless of whether the merger is consummated) and to indemnify Barclays for certain liabilities that may arise out of its engagement by MPC.

Barclays has performed various investment banking and financial services for MPC, Andeavor and their respective affiliates in the past, and is likely to perform such services in the future, and has received, and is likely to receive, customary fees for such services. Specifically, since April 29, 2016, Barclays has performed the following investment banking and financial services for MPC and its affiliates:

•	acting as lender, joint lead arranger, joint bookrunner, and documentation agent in MPC’s revolving credit facilities;

•	acting as lender, joint lead arranger, joint bookrunner, and documentation agent in the revolving credit facilities of MPLX;

•	acting as sales agent in MPLX’s at-the market program relating to the issuance and sale from time to time by MPLX of common units representing limited partner interests in MPLX having an aggregate offering price of up to $1,740,959,652;

•	in February 2018, acting as underwriter, joint global coordinator and bookrunner to the offering by MPLX of $500,000,000 aggregate principal amount of 3.375% senior notes due 2023, $1,250,000,000 aggregate principal amount of 4.000% senior notes due 2028, $1,750,000,000 aggregate principal amount of 4.500% senior notes due 2038, $1,500,000,000 aggregate principal amount of 4.700% senior notes due 2048, and $500,000,000 aggregate principal amount of 4.900% senior notes due 2058;

•	in January 2018, acting as lender, joint lead arranger, joint bookrunner, and syndication agent for a $4.1 billion term loan for MPLX; and

•	in February 2017, as underwriter and joint bookrunner to the offering by MPLX of $1,250,000,000 aggregate principal amount of 4.125% senior notes due 2027 and $1,000,000,000 aggregate principal amount of 5.200% senior notes due 2047.

Barclays has received and booked a total of approximately $7 million in customary compensation for investment banking and financial services (excluding fees in connection with the merger as described above) from MPC and its affiliates since the beginning of 2016.

Additionally, since April 29, 2016, Barclays has performed the following investment banking and financial services for Andeavor (including its predecessor entity, Tesoro Corporation) and its affiliates:

•	acting as joint lead arranger and joint bookrunner in Andeavor’s revolving credit facility;

•	acting as co-syndication agent, joint lead arranger and joint bookrunner in the revolving credit facility of Andeavor Logistics;

•	acting as sales agent in Andeavor Logistics’s at-the-market program relating to the issuance and sale from time to time of common units representing limited partner interests in Andeavor Logistics having an aggregate offering price of up to $750,000,000;

•	in June 2016, acting as sole underwriter for Andeavor Logistics’s offering of an aggregate of 6,325,000 of its limited partner units; and

•	in May 2016, acting as joint book-running managers and underwriters of Andeavor Logistics’s offering of $250 million aggregate principal amount of 6.125% senior notes due 2021 and $450 million aggregate principal amount of 6.375% senior notes due 2024.

Barclays has received and booked a total of approximately $5 million in customary compensation for investment banking and financial services from Andeavor (including its predecessor entity, Tesoro Corporation) and its affiliates since April 29, 2016.

In addition, since April 29, 2016, Barclays performed the following investment banking and financial services for Western Refining and its affiliates prior to the consummation of the transaction between Western Refining and Andeavor:

•	in June 2017, acting as financial advisor to Western Refining in its acquisition by Andeavor;

•	acting as co-syndication agent, joint lead arranger and joint bookrunner in the revolving credit facility of Andeavor Logistics;

•	acting as lender in Western Refining’s revolving credit facilities;

•	acting as lender and incremental lender in the revolving credit facilities of WNRL;

•	in September 2016, acting as underwriter and joint book-running manager to the offering by WNRL of 8,625,000 limited partner units; and

•	in May 2016, acting as sole underwriter to the offering by WNRL of 4,312,500 limited partner units.

Barclays has received and booked a total of approximately $28 million in customary compensation for investment banking and financial services from Western Refining and its affiliates since April 29, 2016 and prior to the consummation of the transaction between Western Refining and Andeavor.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of MPC and Andeavor and their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Recommendation of the Andeavor Board and Reasons for the Merger

The Andeavor board unanimously recommends that the Andeavor stockholders vote “FOR” the Andeavor merger proposal.

As part of its ongoing efforts to strengthen Andeavor’s business and enhance stockholder value, the Andeavor board has, at various board meetings, periodically reviewed the strategic landscape in its industry and evaluated various potential strategic opportunities for Andeavor. In considering these potential strategic opportunities, the Andeavor board has taken into account various factors, including potential synergy opportunities, geographic diversification, integration with logistics and marketing, asset quality and likelihood that such opportunity could be executed and be value enhancing for its stockholders. The Andeavor board, with the advice and assistance of its financial and legal advisors and Andeavor management, reviewed, evaluated and considered, and, at a meeting held on April 29, 2018, unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.

In reaching the decisions to approve the merger agreement, the merger and the transactions contemplated by the merger agreement and to recommend that Andeavor stockholders vote to adopt the merger agreement and approve the merger, the Andeavor board consulted extensively with its financial and legal advisors and Andeavor management. After such discussions, the Andeavor board unanimously determined the proposed merger to be advisable and in the best interests of Andeavor and its stockholders.

The Andeavor board’s decision to approve the merger agreement, the merger and the other transactions contemplated thereby and to recommend to Andeavor’s stockholders that they vote to adopt the merger agreement and approve the merger was based on a number of factors, including the following (which are not necessarily presented in order of relative importance):

•	The current and prospective competitive climate in the oil refining, logistics and retail industry in which Andeavor and MPC both operate, including the potential for further consolidation in the refining and marketing industry in North America, as well as the financial condition of the U.S. and global economy in general and the impact that such macroeconomic trends have had and could potentially continue to have on Andeavor’s results and operations.

•	The Andeavor board’s knowledge of, and discussions with Andeavor management regarding, Andeavor’s business, operations, financial condition, earnings and prospects and its knowledge of MPC’s business, operations, financial condition, earnings and prospects, taking into account MPC’s publicly filed information, the results of Andeavor’s due diligence review of MPC conducted during the course of discussions and the synergies assessment conducted.

•	Each of Andeavor and MPC operates in complementary geographies, the combination of which will create a larger and more geographically diversified company with a strategic national presence that is better equipped to respond to economic, regulatory and industry developments, including cyclical economic environments, and better positioned to develop and build on its positioning in the refining, logistics and retail segments as compared to either company on a stand-alone basis.

•	The aggregate value and composition of the consideration to be received by Andeavor stockholders in the merger, including the right for Andeavor stockholders to elect to receive, for each share of Andeavor common stock held, either 1.87 shares of MPC common stock or $152.27 in cash (subject to the allocation and proration procedures described in further detail in the section entitled “The Merger Agreement—Election and Exchange Procedures” beginning on page 158), which, based on the closing price of MPC common stock on April 27, 2018, represented a premium of approximately 24% over the closing price of Andeavor common stock on the same date and a premium of approximately 28% over the 30-trading day VWAP exchange ratio of 1.4566x (VWAP exchange ratio is Andeavor VWAP / MPC VWAP).

•	That the merger agreement provides Andeavor stockholders with the ability to elect to receive either shares of MPC common stock or cash for their shares of Andeavor common stock (subject to allocation and proration procedures described in further detail in the section entitled “The Merger Agreement—Election and Exchange Procedures” beginning on page 158), and that, following the merger, Andeavor stockholders who receive stock consideration will have the opportunity to participate in the future growth of the combined company following the merger, including the projected synergies at the combined company, and any general improvement in the oil refining market as a whole.

•	The anticipated equity structure of the combined company, which consists of an approximate 66% ownership by current MPC stockholders and an approximate 34% ownership by current Andeavor stockholders (based on the closing price of Andeavor and MPC common stock as of April 27, 2018 and the number of Andeavor shares and MPC shares outstanding as of April 26, 2018) allowing current Andeavor stockholders to participate in the future growth of the combined company and fully enjoy the benefits of the merger through realization of synergies, as well as the risks and uncertainties associated with the realization of a combined business strategy and synergies.

•	That the exchange ratio represents a fixed number of shares of MPC common stock, which affords the Andeavor stockholders who receive MPC stock the opportunity to benefit from any increase in the trading price of MPC common stock between the announcement and completion of the merger.

•	The Andeavor board’s belief that the terms of the merger agreement were consistent with market practice and would not preclude or deter a willing and financially capable third party, were one to exist, from making a superior proposal following the announcement of the merger agreement.

•	Andeavor’s management’s expectation, based on assessments conducted by both Andeavor and MPC and the demonstrated ability of both companies to achieve the projected synergies in previous transactions, that the combined company is expected to realize approximately $1 billion of annual gross, run-rate synergies within the first three years after the combination.

•	Andeavor stockholders are expected to benefit from synergies and growth from the transaction, considering factors including MPC’s business, assets, financial condition, results of operations, business plan and prospects, the size and scale of the combined company and the expected pro forma effect of the merger on the combined company.

•	The expectation that the merger will create a large-scale, geographically diversified and highly integrated refining, marketing and midstream company with an initial enterprise value of over $90 billion, calculated based on the closing market prices of Andeavor shares, Andeavor Logistics common units, MPC shares and MPLX common units as of April 27, 2018.

•	The expectation that, following the merger, MPC would have a strong financial and credit profile, given the more diverse asset base and stronger balance sheet of the combined company, which may lower borrowing costs for the combined company.

•

MPC’s track record of executing and integrating large transactions, with examples including its improved environmental and safety performance, advanced operational excellence and lowered operating costs from its acquisition of the Galveston Bay refinery, its successful integration of the retail portfolio since Speedway LLC’s acquisition from Hess Corporation and MPLX’s strategic transformation and expansion into midstream natural gas business over the past three years since its merger with MarkWest Energy Partners in 2015.

•	The fact that, following the completion of the merger, four members of the current Andeavor board will be added to the MPC board, and Mr. Goff will become the Executive Vice Chairman of the combined company, continuing to provide leadership and be integrally involved in the strategy of the combined company.

•	The financial analysis reviewed and discussed with the Andeavor board by representatives of Goldman Sachs, as well as the oral opinion of Goldman Sachs rendered on April 29, 2018, which was subsequently confirmed by delivery of a written opinion of Goldman Sachs, dated of even date therewith, to the Andeavor board to the effect that, as of such date, and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in the written opinion, the exchange ratio together with the cash consideration, which is subject to proration and certain other procedures and limitations contained in the merger agreement, as to which procedures and limitations Goldman Sachs expressed no opinion, to be paid to the holders (other than MPC and its affiliates) of the outstanding shares of Andeavor common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. See the section entitled “The Merger—Opinion of Goldman Sachs, Andeavor’s Financial Advisor” beginning on page 124. The full text of the written opinion of Goldman Sachs is attached as Annex D to this joint proxy statement/prospectus.

•	The review by the Andeavor board with its legal and financial advisors of the structure of the proposed merger and the financial and other terms of the merger agreement, including MPC’s representations, warranties and covenants, the conditions to its obligations and the termination provisions and related termination fees, as well as the likelihood of consummation of the proposed merger and the Andeavor board’s evaluation of the likely time period necessary to close the merger.

•	That Andeavor expects that, for U.S. federal income tax purposes, the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and that it is a condition to Andeavor’s obligation to complete the merger that Andeavor receive a written opinion of its legal counsel substantially to the effect that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The Andeavor board also considered the following specific aspects of the merger agreement (which are not necessarily presented in order of relative importance):

•	That the merger agreement provides Andeavor stockholders with the ability to choose to receive either the stock consideration or the cash consideration (subject to the allocation and proration procedures described in this joint proxy statement/prospectus) and that, following the merger, Andeavor stockholders who receive the stock consideration will have the opportunity to participate in the future growth of the combined company following the merger as described above.

•	The Andeavor board’s belief that the terms of the merger agreement, including Andeavor’s representations, warranties and covenants and the conditions to each party’s obligations, are reasonable and consistent with applicable market practice.

•	The fact that the merger agreement provides that, under certain circumstances, and subject to certain conditions, Andeavor is permitted to furnish information to and conduct negotiations with a third party in connection with an unsolicited proposal for a business combination or acquisition of Andeavor that constitutes or would reasonably be expected to result in a “superior proposal.”

•

The fact that the Andeavor board, subject to certain conditions, has the right to make an adverse Andeavor recommendation change or terminate the merger agreement to enter into a definitive agreement related to a superior proposal, subject to giving MPC notice and an opportunity to propose changes to the merger agreement, and the payment of a termination fee of $600 million in the event of actual termination (which amount was determined after consultation with its legal and financial advisors and fairly and strenuously negotiated).

•	The fact that the Andeavor board believed that the termination fee payable under certain circumstances is consistent with market practice and would not preclude or deter a willing and financially capable third party, were one to exist, from making a superior proposal following the announcement of the transaction with MPC.

•	The fact that there are limited circumstances in which the MPC board may terminate the merger agreement or change its recommendation that its stockholders approve the issuance of shares of MPC common stock in connection with the merger, and if the merger agreement is terminated by Andeavor as a result of a change in recommendation of the MPC board to approve such stock issuance or by MPC in order to enter into a definitive agreement with a third party for certain alternative transactions, then in each case MPC has agreed to pay Andeavor a fee of $800 million, and if the merger agreement is terminated by either party because MPC stockholders have not approved the stock issuance upon a vote taken thereon, then MPC has agreed to pay Andeavor a fee of $75 million.

In the course of its deliberations, the Andeavor board also considered a variety of risks, uncertainties and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):

•	The risks and costs to Andeavor if the merger is not completed, including the diversion of management and employee attention, potential employee attrition, the potential effect on Andeavor’s business and relations with its customers, suppliers, vendors, employees and independent contractors and the potential impact on its stock price, and that, while the transactions are expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the transactions will be satisfied or waived, and, as a result, it is possible that the transactions might not be completed even if approved by Andeavor’s stockholders.

•	The possibility that MPC’s stockholders may not approve the issuance of the shares of MPC common stock to be issued to Andeavor’s stockholders.

•	The possibility that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of the combined company as more fully described in the section entitled “The Merger—Regulatory Approvals” beginning on page 144.

•	The transaction costs to be incurred in connection with the merger.

•	That MPC is relying on its cash on hand and, if it so chooses, other available borrowings to fund the cash portion of the merger consideration, and, while there is no financing condition in the merger agreement, MPC could fail to have sufficient cash to close the merger.

•	That the merger agreement contains restrictions on the conduct of Andeavor’s business prior to the completion of the merger, including the requirement that Andeavor conduct its business only in the ordinary course, subject to specific exceptions, which could delay or prevent Andeavor from undertaking business opportunities that may arise pending the completion of the merger.

•	That the merger agreement imposes limitations on Andeavor’s ability to solicit alternative transactions prior to closing and its ability to terminate the merger agreement, including a requirement that Andeavor pay a $600 million termination fee in the circumstances described in “The Merger Agreement—Termination—Termination Fees Payable by Andeavor” beginning on page 183.

•	That, if the merger agreement is terminated by either party because Andeavor’s stockholders have not adopted the merger agreement upon a vote taken thereof at the Andeavor special meeting, Andeavor would be required to pay MPC a fee of $75 million.

•	The possibility that because the merger consideration is either a fixed dollar amount or a fixed number of shares of MPC common stock, subject to the allocation and proration procedures, Andeavor stockholders could be adversely affected by a decrease in the trading price of MPC common stock relative to the trading price of Andeavor common stock (to the extent that Andeavor stockholders receive MPC common stock instead of cash) during the pendency of the merger and the fact that the merger agreement does not provide Andeavor with a price-based termination right or other similar protection.

•	The likelihood that, because of the allocation and proration procedures set forth in the merger agreement, Andeavor stockholders who make either the cash election or the stock election will not receive the cash consideration or the stock consideration, as applicable, for some or all of the shares of Andeavor common stock for which they had made such an election.

•	The fact that, consistent with the expected qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, Andeavor’s stockholders will, for U.S. federal income tax purposes, recognize taxable gain, if any, in the merger up to the amount of the cash consideration they receive (excluding any cash received in lieu of fractional shares) and will also recognize gain or loss with respect to any cash received in lieu of fractional shares.

•	The possibility that the combined company will not realize all of the anticipated strategic and other benefits of the merger, including as a result of the challenges of combining the businesses, operations and workforces of MPC and Andeavor, the risk that expected operating efficiencies and cost savings synergies may not be realized or will cost more to achieve than anticipated, and the risk that divestitures or other accommodations required by antitrust regulatory authorities may decrease the anticipated strategic and other benefits of the merger to the combined company.

•	The possibility that the termination fee of $600 million could potentially deter a potential acquirer from proposing an alternative transaction that would provide value to Andeavor stockholders superior to that of the proposed merger.

•	The fact that Andeavor’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of Andeavor’s stockholders generally, including certain interests arising from the employment and compensation arrangements of Andeavor’s executive officers, and the manner in which they would be affected by the merger as detailed in the section “The Merger—Interests of Andeavor Directors and Executive Officers in the Merger,” “The Merger—Letter Agreement with Mr. Goff” and “The Merger—Advisory Vote on Merger-Related Compensation for Andeavor’s Named Executive Officers” beginning on page 146, page 149 and page 150, respectively.

•	Various other risks described in the section entitled “Risk Factors” beginning on page 49.

The Andeavor board considered all of these factors as a whole and unanimously concluded that these factors supported a determination that the proposed merger was advisable and in the best interests of Andeavor and its stockholders. The foregoing discussion of the information and factors considered by the Andeavor board is not exhaustive. In view of the wide variety of factors considered by the Andeavor board in connection with its evaluation of the merger and the complexity of these matters, the Andeavor board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above and any other factors, individual members of the Andeavor board may have viewed factors differently or given different weight or merit to different factors.

In considering the recommendation of the Andeavor board that the Andeavor stockholders vote to approve and adopt the merger agreement and the transactions contemplated thereby, Andeavor stockholders should be aware that the directors and executive officers of Andeavor may have certain interests in the merger that may be different from, or in addition to, the interests of Andeavor stockholders generally. The Andeavor board was aware of these interests and considered them when approving the merger agreement and recommending that Andeavor stockholders vote to approve and adopt the merger agreement and the transactions contemplated thereby. See the section entitled “The Merger—Interests of Andeavor Directors and Executive Officers in the Merger” beginning on page 146.

The foregoing discussion of the information and factors considered by the Andeavor board is forward-looking in nature. This information should be read in light of the factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 47.

Opinion of Goldman Sachs, Andeavor’s Financial Advisor

Goldman Sachs rendered its opinion to the Andeavor board that, as of April 29, 2018 and based upon and subject to the factors and assumptions set forth therein, the aggregate consideration to be paid to the holders (other than MPC and its affiliates) of the outstanding shares of Andeavor common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated April 29, 2018, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Andeavor board in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any Andeavor stockholder should vote with respect to the merger, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and annual reports on Form 10-K of Andeavor and MPC for the five years ended December 31, 2017;

•	certain interim reports to stockholders and quarterly reports on Form 10-Q of Andeavor and MPC;

•	certain other communications from Andeavor and MPC to their respective stockholders;

•	certain publicly available research analyst reports for Andeavor and MPC; and

•	certain internal financial analyses and forecasts for Andeavor prepared by its management, which are referred to as the Andeavor forecasts, certain internal financial analyses and forecasts for MPC standalone prepared by its management as adjusted by Andeavor management, which are referred to as the MPC standalone forecasts, and certain financial analyses and forecasts for MPC pro forma for the merger prepared by Andeavor management, which are referred to as the MPC pro forma forecasts and, together with the Andeavor forecasts and the MPC standalone forecasts, the forecasts, in each case, as approved for Goldman Sachs’ use by Andeavor, including certain operating synergies projected by Andeavor management to result from the merger, which are referred to as the synergies, as approved for Goldman Sachs’ use by Andeavor. The Andeavor forecasts and the MPC standalone forecasts are summarized below in the section entitled “The Merger—Unaudited Forecasted Financial Information” beginning on page 135.

Goldman Sachs also (i) held discussions with members of the senior managements of Andeavor and MPC regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition, and future prospects of Andeavor and MPC; (ii) reviewed the reported price and trading activity for the Andeavor common stock and the MPC common stock; (iii) compared certain financial and stock market information for Andeavor and MPC with similar information for certain other companies the securities of which are publicly traded; (iv) reviewed the financial terms of certain business combinations in the oil and gas refining industry; and (v) performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with Andeavor’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Andeavor’s consent that the forecasts, including the synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Andeavor management. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Andeavor or MPC or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Andeavor or MPC or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs has also assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Andeavor to engage in the merger or the relative merits of the merger as compared to any strategic alternatives that may be available to Andeavor; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Andeavor or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than MPC and its affiliates) of the outstanding shares of Andeavor common stock, as of the date of the opinion, of the aggregate consideration to be paid to such holders pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Andeavor; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Andeavor, or class of such persons in connection with the merger, whether relative to the aggregate consideration to be paid to the holders (other than MPC and its affiliates) of the outstanding shares of Andeavor common stock pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of MPC common stock will trade at any time or as to the impact of the merger on the solvency or viability of Andeavor or MPC or the ability of Andeavor or MPC to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Andeavor board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 27, 2018, the last trading day before the public announcement of the merger, and is not necessarily indicative of current market conditions.

Following Goldman Sachs’ presentation to the Andeavor board on April 29, 2018, which is referred to as the April 29 presentation, Goldman Sachs determined that the actual multiple range (of 6.0x to 7.0x) used in the illustrative present value of future share price analyses was incorrectly labeled as the presented multiple range (of 6.5x to 7.5x). Goldman Sachs subsequently performed such analyses, as of April 29, 2018, using the upper end of the presented multiple range (of 7.5x) to illustrate the results of such analyses using the presented multiple range that were not subsumed in the results of such analyses using the actual multiple range as reflected in the April 29 presentation. Such subsequent analyses do not address any circumstances, developments or events occurring after April 29, 2018, which is the date of the written opinion of Goldman Sachs, and Goldman Sachs’ opinion set forth in its written opinion letter was provided only as of such date. Based upon and subject to the foregoing, Goldman Sachs confirmed to the Andeavor board that, had Goldman Sachs performed its financial analyses set forth in the April 29 presentation using the presented multiple range, there would have been no change to the conclusion set forth in the opinion letter of Goldman Sachs.

Historical Exchange Ratio Analysis. Goldman Sachs reviewed the historical trading prices for Andeavor common stock and MPC common stock for the two-year period ended April 27, 2018 and calculated historical exchange ratios by dividing the closing price per share of Andeavor common stock by the closing price per share of MPC common stock over such two-year period. Goldman Sachs then calculated the premia implied by the exchange ratio in relation to historical exchange ratios of shares of Andeavor common stock to MPC common stock based on (i) the closing prices of Andeavor common stock and MPC common stock on April 27, 2018 and (ii) the volume weighted average prices, which are referred to as VWAP, of Andeavor common stock and MPC common stock during the 20-trading day, 30-trading day, 60-trading day and 90-trading day periods ended April 27, 2018. The following table presents the results of this analysis:

Historical Date or Period	Historical Exchange Ratio	Premium Implied by Exchange Ratio to Historical Exchange Ratio
April 27, 2018	1.5029x	24%
20-Trading Day VWAP	1.4713x	27%
30-Trading Day VWAP	1.4566x	28%
60-Trading Day VWAP	1.4626x	28%
90-Trading Day VWAP	1.5168x	23%

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Andeavor to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the oil and gas refining industry, which are collectively referred to as the selected companies, and MPC:

•	Valero Energy Corporation, which is referred to as VLO

•	Phillips 66, which is referred to as PSX

Although none of the selected companies is directly comparable to Andeavor or MPC, the companies included were chosen because they are publicly traded companies in the North American oil and gas refining industry with business profiles that for purposes of analysis may be considered similar to the business profiles of Andeavor and MPC.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information from Bloomberg and Institutional Brokers’ Estimate System, which is referred to as IBES, estimates. The multiples and ratios were calculated using closing stock prices on April 27, 2018 and, in the case of Andeavor, the $152.27 implied consideration per share of Andeavor common stock represented by the exchange ratio (which implied consideration was obtained by multiplying the exchange ratio by the $81.43 closing price of MPC common stock on April 27, 2018). The multiples and ratios of Andeavor and MPC were based on the Andeavor forecasts and the MPC standalone forecasts, respectively, and IBES estimates. The multiples and ratios for each of the selected companies were based on IBES estimates.

Goldman Sachs calculated enterprise value as a multiple of estimated EBITDA for 2018, 2019 and 2020 for Andeavor, MPC and the selected companies. The following table presents the results of this analysis:

	ANDV		ANDV at Exchange Ratio		MPC[1]		VLO	PSX[2]
	IBES	Andeavor Forecasts	IBES	Andeavor Forecasts	IBES	MPC Standalone Forecasts	IBES	IBES
2018E	8.8x	7.8x	10.1x	8.9x	8.2x	9.4x	8.0x	9.3x
2019E	7.6x	6.0x	8.7x	6.9x	7.7x	7.1x	7.4x	8.4x
2020E	7.2x	4.5x	8.2x	5.1x	7.2x	6.2x	6.4x	8.3x

Goldman Sachs calculated the price to earnings ratio for Andeavor, MPC and the selected companies based on projected earnings for 2018, 2019 and 2020. The following table presents the results of this analysis:

	ANDV		ANDV at Exchange Ratio		MPC[3]		VLO	PSX
	IBES	Andeavor Forecasts	IBES	Andeavor Forecasts	IBES	MPC Standalone Forecasts	IBES	IBES
2018E	13.9x	11.7x	17.3x	14.6x	16.0x	24.6x	16.2x	16.5x
2019E	10.9x	7.8x	13.5x	9.7x	14.3x	13.1x	13.6x	14.9x
2020E	9.6x	5.1x	11.9x	6.4x	12.4x	10.5x	11.4x	13.4x

Goldman Sachs calculated the price to cash flow ratio for Andeavor, MPC and the selected companies based on projected cash flow from operations and projected cash flow from operations per share for 2018, 2019 and 2020. The following table presents the results of this analysis:

	ANDV		ANDV at Exchange Ratio		MPC		VLO	PSX
	IBES	Andeavor Forecasts	IBES	Andeavor Forecasts	IBES	MPC Standalone Forecasts	IBES	IBES
2018E	6.8x	6.7x	8.4x	8.3x	7.5x	8.1x	8.8x	10.2x
2019E	6.1x	5.0x	7.6x	6.3x	7.1x	5.4x	7.9x	9.1x
2020E	4.7x	3.6x	5.9x	4.5x	5.8x	4.9x	6.6x	7.7x

Premia Analysis. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for transactions announced since 2000 involving a U.S. acquirer and a U.S. target, where the disclosed equity value for the target was greater than $10 billion and at least 75% of the total consideration consisted of stock consideration (excluding REIT and financial institution transactions). For the entire period, using publicly available information, Goldman Sachs calculated the median premia of the price paid in the transactions relative to the closing stock prices of the target involved in the transaction one, five and 30 trading days prior to the trading day on which such transaction was announced or a news report, management commentary, public filing, or other public disclosure regarding such transaction occurred, which is referred to as the disturbed date. Goldman Sachs also reviewed and analyzed the $152.27 implied consideration per share of Andeavor common stock represented by the exchange ratio relative to the closing prices per share of Andeavor

[1]	MPC EBITDA adjusted to capitalize and amortize turnaround expenses per Andeavor management.
[2]	PSX EBITDA adjusted to exclude illustrative turnaround expenses calculated using publicly available estimates of turnaround expenses provided by PSX and historical turnaround expenses, in each case, as approved by Andeavor management for use by Goldman Sachs.
[3]	MPC earnings adjusted to capitalize and amortize turnaround expenses per Andeavor management.

common stock one, five and 30 trading days prior to the public announcement of the merger. The following table presents the results of this analysis:

Historical Date or Period	Andeavor	Peer Median
One trading day prior to disturbed date	24%	18%
Five trading days prior to disturbed date	29%	17%
30 trading days prior to disturbed date	57%	19%

Goldman Sachs then applied the median one-day, five-day and 30-day premia to the closing prices per share of Andeavor common stock one, five and 30 trading days prior to the public announcement of the merger to derive a range of illustrative implied values per share of Andeavor common stock of $115.33 to $144.77.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the oil and gas refining industry since 2005. The following table presents the results of this analysis:

Announcement Year	Target	Acquirer	One-Year Forward EV / EBITDA Multiple
2005	Premcor Inc.	Valero Energy Corporation	5.7x
2011	Frontier Oil Corporation	Holly Corporation	6.3x
2013	Northern Tier Energy LP (100% of general partner interest and 38.7% of limited partnership interest)	Western Refining, Inc.	5.3x
2015	Alon USA Energy, Inc. (48% of outstanding shares)	Delek US Holdings, Inc.	5.5x
2016	Western Refining, Inc.	Tesoro Corporation	8.8x

While none of the companies that participated in the selected transactions are directly comparable to Andeavor, and none of the selected transactions is directly comparable to the merger, the companies that participated in the selected transactions are companies involved in the oil and gas refining industry with operations and a business profile that, for the purposes of analysis, may be considered similar to certain of Andeavor’s results, market size and business profile.

For each of the selected transactions, Goldman Sachs calculated and compared the estimated transaction enterprise value, which is (i) the announced per share consideration paid or payable in the applicable transaction multiplied by the number of diluted outstanding shares of the target company publicly available plus (ii) the net debt and, if applicable, non-controlling interests of the target company, in each case based on data obtained from public filings, as a multiple of the target’s estimated EBITDA for the fiscal year after the fiscal year in which the selected transaction was announced based on IBES estimates and Wall Street Research.

Goldman Sachs then applied an illustrative range of EV/EBITDA multiples of 5.3x to 8.8x to (i) estimated 2019 EBITDA for Andeavor as reflected in the Andeavor forecasts, which is referred to as 2019 management EBITDA, and (ii) estimated 2019 EBITDA for Andeavor as reflected in IBES estimates, which is referred to as 2019 street EBITDA, to derive a range of illustrative implied values of (i) $97.54 to $218.52 per share of Andeavor common stock using 2019 management EBITDA and (ii) $58.92 to $153.82 per share of Andeavor common stock using 2019 street EBITDA.

Illustrative Discounted Cash Flow Analysis—Andeavor Standalone. Using the Andeavor forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis of Andeavor common stock on a standalone basis. Using discount rates ranging from 8.5% to 9.5%, reflecting estimates of Andeavor’s weighted average cost of capital, Goldman Sachs discounted to present value as of January 1, 2018 (i) estimates of unlevered free cash flow for Andeavor on a standalone deconsolidated basis for the years 2018 through 2022 (excluding unlevered free cash flow from Andeavor Logistics, but including distributions received from Andeavor Logistics) as reflected in the Andeavor forecasts and (ii) a range of illustrative terminal values for Andeavor on a standalone basis, which were calculated by applying perpetuity growth rates ranging from 0% to 1%, to a terminal year estimate of the free cash flow to be generated by Andeavor on a standalone basis, as approved for Goldman Sachs’ use by Andeavor. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Andeavor forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for Andeavor by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Andeavor on a standalone basis the amount of Andeavor’s net debt (excluding net debt of Andeavor Logistics) as of December 31, 2017 of $3,405 million, as calculated with information provided by Andeavor management, to derive a range of illustrative equity values for Andeavor on a standalone basis. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Andeavor on a standalone basis of 152,903,573 shares, as provided by Andeavor management, to derive a range of illustrative present values per share of Andeavor common stock on a standalone basis of $172.77 to $216.11.

Goldman Sachs also performed a sensitivity analysis to analyze the effect of changes in the growth rate for Andeavor’s refining gross margin. This analysis utilized calculations of unlevered free cash flow for Andeavor on a standalone basis for the years 2018 through 2022 derived from the Andeavor forecasts by assuming the growth rates for Andeavor’s refining gross margin from 2019 to 2022 are consistent with the estimated growth rates for MPC’s refining gross margin over the same period as reflected in the MPC standalone forecasts, which are referred to as the MPC-based Andeavor FCF estimates, and a range of illustrative terminal values for Andeavor on a standalone basis, which were calculated by applying perpetuity growth rates ranging from 0% to 1%, to a terminal year estimate of the free cash flow to be generated by Andeavor on a standalone basis as reflected in the MPC-based Andeavor FCF estimates, which are referred to as the MPC-based Andeavor terminal values, in each case, as directed by Andeavor management, and otherwise using the same methodologies described above. This analysis resulted in a range of illustrative present values per share of Andeavor common stock of $137.83 to $173.08.

Illustrative Discounted Cash Flow Analysis—Implied Valuation Uplift. Using the Andeavor forecasts, the MPC standalone forecasts and the synergies and, assuming, alternatively, as directed by Andeavor management, that (x) with respect to a holder of Andeavor common stock electing to receive stock consideration, 100% of the aggregate consideration received by such holder will consist of shares of MPC common stock based on the exchange ratio, which is referred to as the all-stock consideration scenario and (y) with respect to a holder of Andeavor common stock electing to receive cash consideration, 85% of the aggregate consideration received by such holder will consist of stock consideration based on the exchange ratio and 15% of the aggregate consideration received by such holder will consist of the $152.27 cash consideration, which is referred to as the mixed consideration scenario, Goldman Sachs performed an illustrative discounted cash flow analysis of MPC common stock pro forma for the merger and calculated the implied valuation uplift for Andeavor common stock upon consummation of the merger. Goldman Sachs first performed an illustrative discounted cash flow analysis for Andeavor on a standalone basis using the Andeavor forecasts and the other methodologies described above and applying discount rates ranging from 8.5% to 9.5%, reflecting estimates of the weighted average cost of capital of MPC pro forma for the merger. Goldman Sachs then performed an illustrative discounted cash flow analysis for MPC on a standalone basis, discounting to present value as of January 1, 2018, using discount rates ranging from 8.5% to 9.5%, reflecting estimates of MPC’s weighted average cost of capital pro forma for the merger, (i) estimates of unlevered free cash flow for MPC on a standalone deconsolidated basis for the years

2018 through 2022 (excluding unlevered free cash flow from MPLX, but including distributions received from MPLX) as reflected in the MPC standalone forecasts and (ii) a range of illustrative terminal values for MPC on a standalone basis, which were calculated by applying perpetuity growth rates ranging from 0% to 1%, to a terminal year estimate of the free cash flow to be generated by MPC on a standalone basis, as approved for Goldman Sachs’ use by Andeavor. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the MPC standalone forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for MPC on a standalone basis by adding the ranges of present values it derived above. Goldman Sachs then performed an illustrative discounted cash flow analysis for the synergies, using the methodologies described above. In order to calculate a range of implied present values of the synergies, Goldman Sachs discounted to present value as of January 1, 2018, using discount rates ranging from 8.5% to 9.5%, reflecting estimates of MPC’s weighted average cost of capital pro forma for the merger, (i) the free cash flow resulting from the estimated synergies for the years 2018 through 2022 (including cost and capital to achieve such synergies) and (ii) a range of illustrative terminal values, which were calculated by applying perpetuity growth rates of 0% to 1% to a terminal year estimate of the free cash flow to be generated by the synergies. Goldman Sachs then added the illustrative standalone enterprise values for MPC and Andeavor and the illustrative present values of the synergies, adjusted for pro forma net debt (excluding net debt of Andeavor Logistics and MPLX) and divided that amount by the number of fully diluted outstanding shares of MPC pro forma for the merger of 710,380,884 shares, as provided by Andeavor management and assuming, as directed by Andeavor management, a mixed consideration scenario to derive a range of illustrative present values per share of MPC common stock pro forma for the merger. Goldman Sachs then calculated a range of illustrative implied values for the pro forma value to be received per share of Andeavor common stock pursuant to the merger agreement for the all-stock consideration scenario as directed by Andeavor management by multiplying the implied price per share of MPC common stock pro forma for the merger derived from the above analysis by the exchange ratio. Goldman Sachs then calculated a range of illustrative implied values for the pro forma value to be received per share of Andeavor common stock pursuant to the merger agreement for the mixed consideration scenario as directed by Andeavor management by adding (i) the product obtained by multiplying 0.85 by the product of the implied price per share of MPC common stock pro forma for the merger derived from the above analysis multiplied by the exchange ratio and (ii) the product obtained by multiplying 0.15 by the $152.27 cash consideration. This analysis resulted in a range of illustrative implied values for the pro forma value to be received per share of Andeavor common stock pursuant to the merger agreement of (i) $177.57 to $222.15 assuming an all-stock consideration scenario and (ii) $173.78 to $211.67 assuming a mixed consideration scenario.

Goldman Sachs also performed a sensitivity analysis to analyze the effect of changes in the growth rate for Andeavor’s refining gross margin from 2019 to 2022 using the MPC-based Andeavor FCF estimates and the MPC-based Andeavor terminal values, in each case, as directed by Andeavor management, and otherwise using the same methodologies described above. This analysis resulted in a range of illustrative implied values for the pro forma value to be received per share of Andeavor common stock pursuant to the merger agreement of (i) $163.51 to $204.83 assuming an all-stock consideration scenario and (ii) $161.82 to $196.94 assuming a mixed consideration scenario.

Illustrative Present Value of Future Share Price Analysis—Andeavor Standalone. Goldman Sachs performed illustrative analyses of the implied present values of illustrative future values per share of Andeavor common stock on a standalone basis, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s financial multiples. Goldman Sachs calculated illustrative implied equity values per share of Andeavor common stock as of December 31, 2018 and December 31, 2019 on a standalone basis by applying one-year forward EV/EBITDA multiples ranging from 6.0x to 7.0x to estimated EBITDA for Andeavor for 2019 and 2020 as reflected in the Andeavor forecasts, which are referred to as the 2019 Andeavor EBITDA estimate and the 2020 Andeavor EBITDA estimate, respectively. To derive illustrative implied equity values per share of Andeavor common stock on a standalone basis, Goldman Sachs subtracted from the range of illustrative enterprise values it derived for Andeavor on a standalone basis (i) the amount of Andeavor’s net debt as of December 31, 2018 and December 31, 2019, as estimated by Andeavor management, (ii) illustrative equity values of Andeavor’s non-controlling interest in Andeavor Logistics, which was calculated by applying an assumed EV/EBITDA multiple of 11x to the estimated EBITDA for Andeavor Logistics for 2019 and 2020 as set forth in the Andeavor forecasts, subtracting from the resulting enterprise values for Andeavor Logistics the amount of net debt and preferred equity for Andeavor Logistics as of December 31, 2018 and December 31, 2019, as provided by Andeavor management, and multiplying the resulting illustrative equity values of Andeavor Logistics by the percentage of public ownership in Andeavor Logistics of 38.5%, as provided by Andeavor management, and (iii) the amount of preferred equity for Andeavor Logistics as of December 31, 2018 and December 31, 2019, respectively, as provided by Andeavor management. The illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account multiple estimates for Andeavor, MPC, Andeavor Logistics, the selected companies and certain other master limited partnerships that for purposes of this analysis may be considered similar to Andeavor Logistics, calculated using the forecasts and IBES estimates. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Andeavor on a standalone basis of 143,134,452 shares, as provided by Andeavor management (which gave effect to estimated share repurchases by Andeavor for the remainder of 2018 but assumed no share repurchases after 2018 as directed by Andeavor management), to derive a range of illustrative values per share of Andeavor common stock on a standalone basis as of December 31, 2018 and December 31, 2019. Goldman Sachs then discounted to present value as of January 1, 2018, using an illustrative discount rate of 10.0%, reflecting an estimate of Andeavor’s cost of equity, (i) the sum of (x) the theoretical future value of Andeavor common stock as of December 31, 2018 and (y) the aggregate per share dividends estimated for 2018 as reflected in the Andeavor forecasts and (ii) the sum of (x) the theoretical future value of Andeavor common stock as of December 31, 2019 and (y) the aggregate per share dividends estimated for 2018 and 2019 as reflected in the Andeavor forecasts. Goldman Sachs derived the illustrative discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of illustrative implied present values per share of Andeavor common stock of (i) $116.75 to $147.87 based on the 2019 Andeavor EBITDA estimate and (ii) $168.76 to $206.47 based on the 2020 Andeavor EBITDA estimate. The illustrative implied present value per share of Andeavor common stock resulting from this analysis using the upper end of the presented multiple range was (i) $163.43 based on the 2019 Andeavor EBITDA estimate and (ii) $225.32 based on the 2020 Andeavor EBITDA estimate.

Goldman Sachs also performed a sensitivity analysis to analyze the effect of a change in the growth rate for Andeavor’s refining gross margin in 2019. The analysis utilized calculations of EBITDA for Andeavor for fiscal year 2020 derived from the Andeavor forecasts by assuming the growth rate for Andeavor’s refining gross margin from 2019 to 2020 is consistent with the estimated growth rate for MPC’s refining gross margin over the same period as reflected in the MPC standalone forecasts, as directed by Andeavor management, and otherwise using the same methodologies described above. This analysis resulted in a range of illustrative implied present values per share of Andeavor common stock of $145.95 to $179.85. The illustrative implied present value per share of Andeavor common stock resulting from this sensitivity analysis using the upper end of the presented multiple range was $196.80.

Illustrative Present Value of Future Share Price Analysis—Implied Valuation Uplift. Assuming, alternatively, as directed by Andeavor management, the all-stock consideration scenario and the mixed consideration scenario, Goldman Sachs performed an illustrative analysis of the implied present value, as of January 1, 2018, of the future price per share of MPC common stock pro forma for the merger and calculated the implied valuation uplift for Andeavor common stock upon consummation of the merger. Goldman Sachs first calculated the implied values per share of MPC common stock pro forma for the merger as of December 31,

2018 and December 31, 2019 by applying one-year forward EV/EBITDA multiples ranging from 6.0x to 7.0x to estimated EBITDA for fiscal years 2019 and 2020 as reflected in the MPC pro forma forecasts, which are referred to as the 2019 MPC pro forma EBITDA estimate and the 2020 MPC pro forma EBITDA estimate, respectively, and adding to the resulting illustrative enterprise values an illustrative capitalized value of the synergies of $10 billion, calculated using the forecasts and approved for Goldman Sachs’ use by Andeavor. To derive illustrative implied equity values per share of MPC common stock pro forma for the merger, Goldman Sachs subtracted from the range of illustrative enterprise values it derived for MPC pro forma for the merger (including the illustrative capitalized value of the synergies) (i) the amount of MPC’s net debt pro forma for the merger as of December 31, 2018 and December 31, 2019, as estimated by Andeavor management, (ii) the estimated equity value of Andeavor’s non-controlling interest in Andeavor Logistics and the estimated equity value of MPC’s non-controlling interest in MPLX, which were calculated by applying an assumed EV/EBITDA multiple of 11x to the estimated EBITDA for Andeavor Logistics and the estimated EBITDA for MPLX for 2019 and 2020 as set forth in the MPC pro forma forecasts, subtracting from the resulting enterprise values for each of Andeavor Logistics and MPLX the amount of net debt and preferred equity for Andeavor Logistics and MPLX (on an as-converted basis for MPLX) as of December 31, 2018 and December 31, 2019, respectively, as provided by Andeavor management, and multiplying the resulting equity values for each of Andeavor Logistics and MPLX by the percentage of public ownership in Andeavor Logistics and MPLX, as provided by Andeavor management, which was 38.5% for Andeavor Logistics as of both December 31, 2018 and 2019 and 36.4% and 38.8% for MPLX as of December 31, 2018 and as of December 31, 2019, respectively, and (iii) the amount of preferred equity of Andeavor Logistics and MPLX (on an as-converted basis for MPLX) as of December 31, 2018 and December 31, 2019, respectively, as provided by Andeavor management. The illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account multiple estimates for Andeavor, MPC, Andeavor Logistics, MPLX, the selected companies and certain other master limited partnerships that for purposes of this analysis may be considered similar to Andeavor Logistics and MPLX, calculated using the forecasts and IBES estimates. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of MPC pro forma for the merger of 681,404,427 shares, as provided by Andeavor management (which gave effect to estimated share repurchases by MPC pro forma for the merger for the rest of 2018 but assumed no share repurchases after 2018, as directed by Andeavor management) and assuming, as directed by Andeavor management, a mixed consideration scenario. Goldman Sachs then discounted to present value as of January 1, 2018, using an illustrative discount rate of 9.7%, reflecting an estimate of MPC’s cost of equity pro forma for the merger, (i) the sum of (x) the theoretical future value of MPC common stock pro forma for the merger as of December 31, 2018 and (y) the aggregate per share dividends estimated for 2018 as reflected in the MPC pro forma forecasts and (ii) the sum of (x) the theoretical future value of MPC common stock pro forma for the merger as of December 31, 2019 and (y) the aggregate per share dividends estimated for 2018 and 2019 as reflected in the MPC pro forma forecasts to derive a range of illustrative implied present values per share of MPC common stock pro forma for the merger. Goldman Sachs derived the illustrative discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then calculated a range of illustrative implied values for the pro forma value to be received per share of Andeavor common stock pursuant to the merger agreement for the all-stock consideration scenario as directed by Andeavor management by multiplying the implied present values per share of MPC common stock pro forma for the merger derived from the above analysis by the exchange ratio. Goldman Sachs then calculated a range of illustrative implied values for the pro forma value to be received per share of Andeavor common stock for the mixed consideration scenario as directed by Andeavor management by adding (i) the product obtained by multiplying 0.85 by the product of the implied present values per share of MPC common stock pro forma for the merger derived from the above analysis multiplied by the exchange ratio and (ii) the product obtained by multiplying 0.15 by the $152.27 cash consideration. This analysis resulted in a range of illustrative implied values for the pro forma value to be received per share of Andeavor common stock pursuant to the merger agreement of (i) $132.14 to $165.44 based on the 2019 MPC pro forma EBITDA estimate and assuming an all-stock consideration scenario, (ii) $167.75 to $204.72 based on the 2020 MPC pro forma EBITDA estimate and assuming an all-stock consideration scenario, (iii) $135.16 to $163.46 based on the 2019 MPC pro forma EBITDA estimate and assuming a mixed consideration scenario and (iv) $165.43 to $196.85 based on the 2020 MPC pro forma EBITDA estimate and assuming a mixed consideration scenario. The illustrative implied value for the pro forma value to be received per share of Andeavor common stock resulting from this analysis using the upper end of the presented multiple range was (i) $182.08 based on the 2019 MPC pro forma EBITDA estimate and assuming an all-stock consideration scenario, (ii) $223.20 based on the 2020 MPC pro forma EBITDA estimate and assuming an all-stock consideration scenario, (iii) $177.61 based on the 2019 MPC pro forma EBITDA estimate and assuming a mixed consideration scenario and (iv) $212.56 based on the 2020 MPC pro forma EBITDA estimate and assuming a mixed consideration scenario.

Goldman Sachs also performed a sensitivity analysis to analyze the effect of a change in the growth rate for Andeavor’s refining gross margin in 2019. The analysis utilized calculations of EBITDA for fiscal year 2020 derived from the MPC pro forma forecasts by assuming the growth rate for Andeavor’s refining gross margin from 2019 to 2020 is consistent with the estimated growth rate for MPC’s refining gross margin over the same period as reflected in the MPC standalone forecasts, as directed by Andeavor management, and otherwise using the same methodologies described above. This analysis resulted in a range of illustrative implied values for the pro forma value to be received per share of Andeavor common stock pursuant to the merger agreement of (i) $158.55 to $193.98 assuming an all-stock consideration scenario and (ii) $157.61 to $187.73 assuming a mixed consideration scenario. The illustrative implied value for the pro forma value to be received per share of Andeavor common stock resulting from this sensitivity analysis using the upper end of the presented multiple range was (i) $211.70 assuming an all-stock consideration scenario and (ii) $202.79 assuming a mixed consideration scenario.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Andeavor or MPC or the contemplated merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Andeavor board as to the fairness from a financial point of view to the holders (other than MPC and its affiliates) of the outstanding shares of Andeavor common stock, as of the date of the opinion, of the aggregate consideration to be paid to such holders pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Andeavor, MPC, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The aggregate consideration was determined through arm’s-length negotiations between Andeavor and MPC and was approved by the Andeavor board. Goldman Sachs provided advice to Andeavor during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Andeavor or the Andeavor board or that any specific amount of consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion to the Andeavor board was one of many factors taken into consideration by the Andeavor board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex D.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Andeavor, MPC, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the merger contemplated by the merger agreement for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to Andeavor in connection with, and participated in certain of the negotiations leading to, the merger contemplated by the merger agreement. Goldman Sachs has provided certain investment banking services to Andeavor and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to the public offering of Andeavor Logistics, an affiliate of Andeavor, and Tesoro Logistics Finance Corp.’s, an affiliate of Andeavor, 6.125% Senior Notes due 2021 (aggregate principal amount $250 million) and 6.375% Senior Notes due 2024 (aggregate principal amount $450 million) in May 2016; as joint lead arranger with respect to a term loan facility for Western Refining, a subsidiary of Andeavor, (aggregate principal amount of $500 million) in June 2016; as Western Refining’s financial advisor in connection with its acquisition of Northern Tier Energy LP in June 2016; as joint bookrunner with respect to the public offering of 7,500,000 common units representing limited partner interests in Western Refining Logistics, LP, which is referred to as WNRL, an affiliate of Andeavor, in September 2016; as Andeavor’s financial advisor in connection with its acquisition of Western Refining in November 2016; as lead bookrunner with respect to the public offering of Andeavor’s 4.750% Senior Notes due 2023 (aggregate principal amount $850 million) and 5.125% Senior Notes due 2026 (aggregate principal amount $750 million) in December 2016; as Andeavor’s financial advisor in connection with the merger of Andeavor Logistics and WNRL and the buy-in of Andeavor Logistics’s incentive distribution rights announced in August 2017; as joint bookrunner with respect to the public offering of Andeavor Logistics and Tesoro Logistics Finance Corp.’s 3.500% Senior Notes due 2022 (aggregate principal amount $500 million), 4.250% Senior Notes due 2027 (aggregate principal amount $750 million) and 5.200% Senior Notes due 2047 (aggregate principal amount $500 million) in November 2017; as joint bookrunner with respect to the public offering of Andeavor Logistics’s 6.875% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (aggregate principal amount $600 million) in November 2017; and as joint bookrunner with respect to Andeavor’s public offering of 3.800% Senior Notes due 2028 (aggregate principal amount $500 million) and 4.500% Senior Notes due 2048 (aggregate principal amount $500 million) in December 2017. During the two year period ended April 29, 2018, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Andeavor and/or its affiliates of approximately $64.9 million. Goldman Sachs also has provided certain investment banking services to MPC and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to the public offering for MPLX, an affiliate of MPC, of its 3.375% Senior Notes due 2023 (aggregate principal amount $500 million), 4.000% Senior Notes due 2028 (aggregate principal amount $1.25 billion), 4.500% Senior Notes due 2038 (aggregate principal amount $1.75 billion), 4.700% Senior Notes due 2048 (aggregate principal amount $1.5 billion) and 4.900% Senior Notes due 2058 (aggregate principal amount $500 million) in February 2018. During the two year period ended April 29, 2018, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to MPC and/or its affiliates of approximately $3.2 million. Goldman Sachs may also in the future provide investment banking services to Andeavor, MPC and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Andeavor board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated April 15, 2018, Andeavor engaged Goldman Sachs to act as its financial advisor in connection with the contemplated merger. The engagement letter between Andeavor and Goldman Sachs provides for a transaction fee of $45 million, all of which becomes payable at consummation of the merger and is contingent upon consummation of the merger. In addition, Andeavor has agreed to reimburse Goldman

Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Unaudited Forecasted Financial Information

MPC prepared unaudited forecasted financial information for the years 2018 through 2022 for MPC on a standalone basis and, using Andeavor unaudited forecasted financial information provided by Andeavor, prepared unaudited forecasted financial information for the years 2018 through 2022 for Andeavor on a standalone basis. Andeavor prepared unaudited forecasted financial information for the years 2018 through 2022 for Andeavor on a standalone basis and, using MPC unaudited forecasted financial information provided by MPC, prepared unaudited forecasted financial information for the years 2018 through 2022 for MPC on a standalone basis. The unaudited forecasted financial information does not give effect to the merger, including the approximate $1 billion in anticipated annual gross, run-rate synergies, expected to be realized within the first three years after the combination, identified by MPC management and their related costs or expenses. Such synergies-related costs or expenses include approximately $300 million of one-time expenses expected in the first two years following the merger and any incremental capital spending necessary to achieve some of the synergies, the total of which is expected to be immaterial relative to the projected capital spending of the combined business over the first five years. The unaudited forecasted financial information was prepared separately by each of the companies using, in some cases, different assumptions, and is not intended to be added together. Adding the unaudited forecasted financial information together for the two companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.

Each party’s unaudited forecasted financial information was prepared based on MPC’s long-term pricing forecast for certain crude oils and refined products in markets relevant for MPC in order to maintain consistent market assumptions for key inputs for calculating refining margins. While many of these specific price forecasts are relevant for both companies (West Texas Intermediate or “WTI” – Midland and Brent pricing for crude oil, for example), because MPC does not operate on the West Coast of the United States, its price forecast did not contain pricing for key Andeavor crude oils and refined products (Alaska North Slope or “ANS” crude oil, Los Angeles CARBOB gasoline, for example). As such, ratios of pricing from independent consultants were used to generate West Coast crude oil and refined products pricing for Andeavor that would be consistent with MPC’s long-term price forecast.

Refining margin is the difference between the prices of refined products sold and the costs of crude oil and other charge and blendstocks refined, including the costs to transport these inputs to our refineries and the costs of products purchased for resale. Because there is no standard definition for refining margins, which tend to be company specific, crack spreads are commonly used by the industry as a proxy for refining margin. Crack spread is a measure of the difference between market prices for refined products and crude oil.

Both companies’ crude and product slates differ from those used in the benchmark crack spread calculations. These differing crude and product slates are typically purchased or sold at prices that vary from the benchmark, impacting the resulting refining margin achieved.

The Unaudited Forecasted Financial Information of MPC, the Unaudited Forecasted Financial Information of Andeavor and the Adjusted Unaudited Forecasted Financial information of Andeavor were prepared based on the following key assumptions (other than the 2018E numbers included in the Unaudited Forecasted Financial Information of Andeavor and the Adjusted Unaudited Forecasted Financial Information of Andeavor, which were prepared based on actuals and differentials calculated by an independent consultant):

	Unit	2018E		2019E	2020E	2021E	2022E
Benchmarks and Differentials
Brent Crude Oil	$/bbl	67.98		68.00	68.00	68.00	69.56
Henry Hub Natural Gas	$/mmbtu	2.85		2.95	3.05	3.20	3.40
Differentials:
Brent - WTI	$/bbl	3.31		3.61	3.83	3.92	4.01
Louisiana Light Sweet (LLS) - WTI	$/bbl	2.76		3.34	3.55	3.64	3.72
Western Canadian Select (WCS) - WTI	$/bbl	(18.73	)*	(22.05)	(20.57)	(14.47)	(13.41)
WTI - Bakken	$/bbl	(2.93	)*	1.59	1.24	1.43	1.76
ANS - Bakken	$/bbl	(2.62	)*	3.91	(0.79)	1.50	2.86
USGC Ultra-Low Sulfur Diesel - 3% Residual Fuel Oil (a)	$/bbl	24.17		34.03	42.03	38.51	36.70

Crack Spreads
Chicago LLS 6-3-2-1 crack spread (a)(b)	$/bbl	6.04		6.56	6.65	6.54	6.36
USGC LLS 6-3-2-1 crack spread (a)(c)	$/bbl	4.88		5.07	5.16	5.05	4.87
West Coast ANS 6-3-2-1 Crack Spread (a)(d)	$/bbl	11.05		11.53	13.77	13.15	12.53

*	($19.36), $0.40, and $3.18, respectively, for Andeavor-prepared forecasts
(a)	The Ultra-Low Sulfur Diesel price and crack spreads are reflected net of the associated Renewable Volume Obligation (RVO) cost, which is assumed to be approximately 7.5 cents per gallon in 2018E and 6.5 cents per gallon in 2019E to 2022E.
(b)	Chicago LLS 6-3-2-1 crack spread = ((Chicago 87 Octane Gasoline x 3 + Chicago Ultra-Low Sulfur Distillate x 2+ USGC 3% Residual Fuel Oil)/6) - LLS Crude Oil.
(c)	USGC LLS 6-3-2-1 crack spread = ((U.S. Gulf Coast (USGC) 84 Octane Conventional Blendstock for Oxygenate Blending (CBOB) Gasoline x 3 + USGC Ultra-Low Sulfur Distillate x 2+ USGC 3% Residual Fuel Oil)/6) - LLS Crude Oil.
(d)	West Coast ANS 6-3-2-1 Crack Spread = ((LA California Reformulated Gasoline Blendstock for Oxygenate Blending (CARBOB) x 3+ LA California Air Resources Board (CARB) Diesel x 2 + Singapore High Sulfur Fuel Oil x 1)/6) - ANS Crude Oil.

In addition, the Unaudited Forecasted Financial Information of MPC, the Unaudited Forecasted Financial Information of Andeavor and the Adjusted and Modified Unaudited Forecasted Financial information of Andeavor were prepared based on the following principal assumptions:

•	MPC’s refining throughput was assumed to range between approximately 1,900 to 1,980 thousand barrels per day (mbpd) from 2018E to 2022E, reflective of expected turnaround and maintenance activity;

•	Andeavor’s refining throughput was assumed to be approximately 1,100 mbpd from 2018E to 2022E, reflective of expected turnaround and maintenance activity;

•	MPC’s Speedway segment light product sales volumes were assumed to grow from approximately 6.0 billion gallons in 2018E to approximately 7.4 billion gallons in 2022E;

•	Andeavor’s Marketing segment fuel sales volumes were assumed to be approximately 11 billion gallons per year between 2018E and 2022E;

•	MPC’s pipeline throughput volumes were assumed to range between approximately 3,600 and 3,700 mbpd. MPC’s gathering system throughput volumes were assumed to range between approximately 4,800 and 6,500 mbpd. MPC’s natural gas processed volumes were assumed to range between approximately 7,300 and 9,900 mbpd; and

•	Andeavor’s crude oil and water gathering volumes were assumed to range between approximately 190 and 220 mbpd between 2018E and 2022E. Andeavor’s gas gathering & processing throughput volumes were assumed to range between approximately 930 and 1,000 mbpd between 2018E and 2022E.

Neither MPC nor Andeavor, as a matter of course, makes public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, the unaudited forecasted financial information was made available to the MPC board, the Andeavor board, Barclays and/or Goldman Sachs, as further described below, in connection with the evaluation of the merger. The inclusion of the unaudited forecasted financial information set forth below should not be regarded as an indication that any of MPC, Andeavor, Barclays, Goldman Sachs or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. Readers of this document are cautioned not to place undue reliance on the unaudited forecasted financial information.

The unaudited forecasted financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited forecasted financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The estimates and assumptions underlying the unaudited forecasted financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions which may not materialize and that are inherently subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of MPC and/or Andeavor and will be beyond the control of the combined company. MPC stockholders and Andeavor stockholders are urged to review the SEC filings of MPC for a description of risk factors with respect to the business of MPC and the SEC filings of Andeavor for a description of risk factors with respect to the business of Andeavor. See the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information” beginning on pages 47 and 236, respectively. MPC stockholders and Andeavor stockholders are also urged to review the section entitled “Risk Factors” beginning on page 49. The unaudited forecasted financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information but, in the view of each of MPC’s and Andeavor’s management, as applicable, was prepared on a reasonable basis, reflects the best available estimates and judgments as of the date of preparation, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of MPC and Andeavor, as applicable. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited forecasted financial information. The unaudited forecasted financial information included in this document has been prepared by, and is the responsibility of MPC’s and Andeavor’s management. None of the independent accountants of MPC, Andeavor, Western Refining nor any other independent accountants, have audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying unaudited forecasted financial information and, accordingly, the independent accountants do not express an opinion or any other form of assurance with respect thereto.

The PricewaterhouseCoopers LLP report incorporated by reference in this joint proxy statement/prospectus relates to MPC’s previously issued financial statements. The Ernst & Young LLP report incorporated by reference in this joint proxy statement/prospectus relates to Andeavor’s previously issued financial statements. The Deloitte & Touche LLP report incorporated by reference in this joint proxy statement/prospectus relates to Western Refining’s previously issued financial statements. None of the foregoing reports extend to the unaudited forecasted financial information and should not be read to do so.

NEITHER MPC NOR ANDEAVOR HAVE UPDATED OR INTEND TO UPDATE OR OTHERWISE REVISE THE UNAUDITED FORECASTED FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Unaudited Forecasted Financial Information of MPC

The following table presents select unaudited forecasted financial information of MPC on a standalone basis for the fiscal years ending 2018 through 2022 prepared by MPC’s management and provided to Barclays, Andeavor and Goldman Sachs on April 3, 2018 (other than the “earnings per share” line item for 2018, which was provided to Andeavor and Goldman Sachs on April 20, 2018), which is referred to as the original MPC unaudited forecasted financial information:

	December 31,
(in millions, except per share data) (a)	2018E	2019E	2020E	2021E	2022E
Income Statement Items
Earnings before interest, income taxes, and depreciation and amortization expenses (“EBITDA”) (b)	$5,685	$8,020	$9,170	$9,139	$8,126
Depreciation and amortization expense	$(2,153)	$(2,285)	$(2,450)	$(2,549)	$(2,666)
Net Income attributable to MPC	$1,484	$2,988	$3,652	$3,496	$2,567
Earnings per share	$3.20	$6.76	$8.27	$7.91	$5.81
Cash Flow Items
Cash flow from operations	$4,720	$7,099	$7,715	$7,580	$6,813
Cash flow from operations per share	$—	$16.07	$17.46	$17.16	$15.42

(a)	Certain totals in the tables included in this joint proxy statement/prospectus may not sum due to rounding.
(b)	EBITDA, which is defined as net earnings plus depreciation and amortization expense, interest and financing costs and income tax expense, is a non-GAAP financial measure as it excludes amounts included in net earnings, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net earnings or other measures derived in accordance with GAAP.

The following table presents select unaudited forecasted financial information of MPC on a standalone basis for the fiscal years ending 2018 through 2022 prepared by MPC’s management and provided to the MPC board and Barclays, which is referred to as the revised MPC unaudited forecasted financial information and together with the original MPC unaudited forecasted financial information, the MPC unaudited forecasted financial information. The revised MPC unaudited forecasted financial information was adjusted from the original MPC unaudited forecasted financial information to account for MPC’s updated share count, debt balances, and Speedway’s acquisition of 78 Express Mart stores, which was announced on April 16, 2018, as well as changes to certain working capital assumptions for purposes of comparability with the Andeavor unaudited forecasted financial information.

	December 31,
(in millions, except per share data) (a)	2018E	2019E	2020E	2021E	2022E
Income Statement Items
EBITDA	$5,696	$8,050	$9,201	$9,172	$8,161
Depreciation and amortization expense	$(2,156)	$(2,294)	$(2,458)	$(2,558)	$(2,675)
Net Income attributable to MPC	$1,454	$3,026	$3,710	$3,581	$2,679
Earnings per share	$3.13	$6.79	$8.32	$8.03	$6.01
Cash Flow Items
Cash flow from operations	$4,689	$7,337	$7,947	$7,735	$6,942
Cash flow from operations per share	$10.08	$16.45	$17.82	$17.35	$15.57
MPC Cash flow from operations (b)	$3,888	$6,477	$7,023	$6,748	$5,891
MPC Cash flow from operations per share (b)	$8.36	$14.53	$15.75	$15.13	$13.21

(a)	Certain totals in the tables included in this joint proxy statement/prospectus may not sum due to rounding.
(b)	MPC cash flow from operations and MPC cash flow from operations per share excludes expected MPLX distributions to public holders of MPLX common units.

The estimates and assumptions underlying the MPC unaudited forecasted financial information are inherently uncertain and, though considered reasonable by the management of MPC as of the date of the preparation of such unaudited forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 47 and 49, respectively. Accordingly, there can be no assurance that the forecasted results are indicative of the future performance of MPC, or that actual results will not differ materially from those presented in the MPC unaudited forecasted financial information. Inclusion of the MPC unaudited forecasted financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the MPC unaudited forecasted financial information will be achieved.

The MPC unaudited forecasted financial information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the MPC special meeting or the Andeavor special meeting or to acquire securities of MPC.

Unaudited Forecasted Financial Information of Andeavor

The following table presents select unaudited forecasted financial information of Andeavor and Andeavor Logistics, each on a standalone basis for the fiscal years ending 2018 through 2022 prepared by Andeavor management and provided to the Andeavor board and Goldman Sachs and to MPC and Barclays (other than, with respect to MPC and Barclays, the line item “Andeavor unlevered free cash flow”) which is referred to as the Andeavor unaudited forecasted financial information:

Andeavor

	December 31,
(in millions, except per share data) (a)	2018E	2019E	2020E	2021E	2022E
Income Statement Items
EBITDA	$4,009	$5,217	$6,951	$7,153	$7,068
Depreciation and amortization expense	$(1,216)	$(1,231)	$(1,231)	$(1,231)	$(1,231)
Net Income attributable to Andeavor	$1,594	$2,413	$3,636	$3,721	$3,603
Earnings per share	$10.62	$17.64	$30.83	$40.29	$52.48
Cash Flow Items
Cash flow from operations	$2,803	$3,712	$5,207	$5,326	$4,992
Cash flow from operations per share	$18.66	$27.14	$44.15	$57.67	$72.72
Andeavor unlevered free cash flow (b)	$753	$2,350	$3,704	$3,778	$3,501

(a)	Certain totals in the tables included in this joint proxy statement/prospectus may not sum due to rounding.
(b)	Andeavor unlevered free cash flow excludes free cash flow from Andeavor Logistics and includes net distributions received from Andeavor Logistics. Unlevered free cash flow is defined as estimated EBITDA, plus distributions received from Andeavor Logistics, minus taxes, minus estimated capital expenditures, minus estimated expenditures for turnarounds and branding, plus/minus divestitures/acquisitions, respectively, and minus the estimated increase in net working capital.

	December 31,
(in millions)	2018E	2019E	2020E	2021E	2022E
Balance Sheet Items
Debt	$8,469	$8,920	$9,370	$10,000	$10,782
Cash	$507	$508	$508	$503	$500
Net Debt	$7,962	$8,412	$8,862	$9,497	$10,282

Andeavor Logistics

	December 31,
(in millions)	2018E	2019E	2020E	2021E	2022E
Balance Sheet Items
Debt	$4,852	$5,503	$6,152	$6,790	$7,579
Cash	$75	$75	$75	$75	$75
Net Debt	$4,777	$5,428	$6,077	$6,715	$7,504
Preferred Equity	$1,200	$1,200	$1,200	$1,200	$1,200

The estimates and assumptions underlying the Andeavor unaudited forecasted financial information are inherently uncertain and, though considered reasonable by the management of Andeavor as of the date of the preparation of such unaudited forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements”

and “Risk Factors” beginning on pages 47 and 49, respectively. Accordingly, there can be no assurance that the forecasted results are indicative of the future performance of Andeavor, or that actual results will not differ materially from those presented in the Andeavor unaudited forecasted financial information. Inclusion of the Andeavor unaudited forecasted financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the Andeavor unaudited forecasted financial information will be achieved.

The Andeavor unaudited forecasted financial information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the MPC special meeting or the Andeavor special meeting.

MPC Adjusted Unaudited Forecasted Financial Information

The following table presents select unaudited forecasted financial information of MPC on a standalone basis for the fiscal years ending 2018 through 2022 prepared by Andeavor’s management and provided to the Andeavor board and Goldman Sachs, which is referred to as the MPC adjusted unaudited forecasted financial information. Such MPC adjusted unaudited forecasted financial information was prepared by Andeavor management from the MPC unaudited forecasted financial information provided by MPC to Andeavor.

	December 31,
(in millions, except per share data) (a)	2018E	2019E	2020E	2021E	2022E
Income Statement Items (b)
EBITDA	$6,551	$8,656	$9,945	$9,728	$8,983
Depreciation and amortization expense	$(2,936)	$(3,033)	$(3,252)	$(3,297)	$(3,411)
Net Income attributable to MPC	$1,547	$2,903	$3,631	$3,375	$2,653
Earnings per share	$3.32	$6.45	$8.07	$7.50	$5.90
Cash Flow Items
Cash flow from operations	$4,720	$7,099	$7,715	$7,580	$6,813
Cash flow from operations per share	$10.14	$15.78	$17.15	$16.85	$15.15
MPC unlevered free cash flow (c)	$1,758	$3,840	$4,386	$4,086	$3,210

(a)	Certain totals in the tables included in this joint proxy statement/prospectus may not sum due to rounding.
(b)	Financial information for MPC was adjusted, as turnaround maintenance expenses, which are referred to as TAR, were assumed to be capitalized and amortized rather than immediately expensed in order to make the Andeavor and MPC forecasted financial information comparable.
(c)	MPC unlevered free cash flow excludes free cash flow from MPLX and includes distributions received from MPLX. Unlevered free cash flow is defined as estimated EBITDA, plus distributions received from MPLX, minus taxes, minus estimated capital expenditures, minus estimated expenditures for turnarounds, plus/minus divestitures/acquisitions, respectively, plus/minus other investing activities, and minus the estimated increase in net working capital.

MPLX

	December 31,
(in millions)	2018E	2019E	2020E	2021E	2022E
Balance Sheet Items
Debt	$13,252	$13,959	$14,532	$15,103	$15,707
Cash	$5	$5	$5	$5	$5
Net Debt	$13,247	$13,954	$14,527	$15,098	$15,702
Preferred Equity	$1,000	$–	$–	$–	$–

The estimates and assumptions underlying the MPC adjusted unaudited forecasted financial information are inherently uncertain and, though considered reasonable by the management of Andeavor as of the date of the preparation of such unaudited forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 47 and 49, respectively. Accordingly, there can be no assurance that the forecasted results are indicative of the future performance of MPC, or that actual results will not differ materially from those presented in the MPC adjusted unaudited forecasted financial information. Inclusion of the MPC adjusted unaudited forecasted financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the MPC adjusted unaudited forecasted financial information will be achieved.

The MPC adjusted unaudited forecasted financial information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the MPC special meeting or the Andeavor special meeting or to acquire securities of MPC.

Andeavor Adjusted and Modified Unaudited Forecasted Financial Information

The following table presents select unaudited forecasted financial information of Andeavor on a standalone basis for the fiscal years ending 2018 through 2022 prepared by MPC management and provided to the MPC board and to Barclays, which is referred to as the Andeavor adjusted unaudited forecasted financial information. Such Andeavor adjusted unaudited forecasted financial information was prepared by MPC management from the Andeavor unaudited forecasted financial information provided by Andeavor to MPC. MPC adjusted the Andeavor unaudited forecasted financial information (1) to conform the accounting for TAR to MPC’s accounting policy to expense these costs as they are incurred rather than capitalize and amortize these costs and (2) to exclude share repurchases in fiscal years 2019 – 2022, in each case, in order to make the MPC and Andeavor forecasted financial information comparable.

	December 31,
(in millions, except per share data) (a)(b)	2018E	2019E	2020E	2021E	2022E
Income Statement Items
EBITDA	$4,009	$5,217	$6,951	$7,153	$7,068
EBITDA adjusted for TAR treatment	$3,433	$4,660	$6,603	$7,020	$6,640
Depreciation and amortization expense adjusted for TAR treatment	$(851)	$(845)	$(843)	$(839)	$(835)
Net Income attributable to Andeavor adjusted for TAR treatment	$1,439	$2,286	$3,679	$3,948	$3,639
Earnings per share adjusted for TAR treatment	$9.58	$15.73	$25.32	$27.17	$25.05
Cash Flow Items
Cash flow from operations	$2,803	$3,712	$5,220	$5,363	$5,055
Cash flow from operations per share	$18.66	$25.55	$35.93	$36.91	$34.79
Andeavor Cash flow from operations (c)	$2,386	$3,242	$4,727	$4,835	$4,476
Andeavor Cash flow from operations per share (c)	$15.88	$22.31	$32.53	$33.28	$30.81

(a)	Certain totals in the tables included in this joint proxy statement/prospectus may not sum due to rounding.
(b)	Financial information for Andeavor was adjusted, as TAR was assumed to be immediately expensed rather than capitalized and amortized in order to make the MPC and Andeavor forecasted financial information comparable.
(c)	Andeavor cash flow from operations and Andeavor cash flow per share excludes expected Andeavor Logistics distributions to public holders of Andeavor Logistics common units.

The following table presents select unaudited forecasted financial information of Andeavor on a standalone basis for the fiscal years ending 2018 through 2022 prepared by MPC management and provided to the MPC board and to Barclays, which is referred to as the Andeavor modified unaudited forecasted financial information. Such Andeavor modified unaudited forecasted financial information was prepared by MPC management from the Andeavor adjusted unaudited forecasted financial information provided by Andeavor to MPC, which MPC modified to reflect certain commodity price, operating and other adjustments.

In particular, MPC used a different independent consultant to generate West Coast crude oil and refined products pricing for Andeavor that would be aligned with MPC’s long-term price forecast, resulting in estimated West Coast ANS 6-3-2-1 crack spreads, net of the associated RVO cost, of $11.66, $10.73, $13.36, $13.38 and $11.92 per barrel for 2018E, 2019E, 2020E, 2021E and 2022E, respectively; and ANS-Bakken crude differentials of ($2.62), $2.71, $0.17, $0.93 and $2.73 per barrel for 2018E, 2019E, 2020E, 2021E and 2022E, respectively.

	December 31,
(in millions, except per share data) (a)(b)	2018E	2019E	2020E	2021E	2022E
Income Statement Items
EBITDA	$3,599	$4,492	$6,391	$6,550	$6,287
EBITDA adjusted for TAR treatment	$3,023	$3,935	$6,043	$6,417	$5,859
Depreciation and amortization expense adjusted for TAR treatment	$(851)	$(845)	$(843)	$(839)	$(835)
Net Income attributable to Andeavor adjusted for TAR treatment	$1,128	$1,737	$3,251	$3,485	$3,036
Earnings per share adjusted for TAR treatment	$7.51	$11.96	$22.38	$23.99	$20.89
Cash Flow Items
Cash flow from operations	$2,464	$3,112	$4,757	$4,875	$4,416
Cash flow from operations per share	$16.40	$21.41	$32.74	$33.55	$30.39
Andeavor Cash flow from operations(c)	$2,054	$2,647	$4,273	$4,347	$3,841
Andeavor Cash flow from operations per share(c)	$13.68	$18.22	$29.41	$29.92	$26.43

(a)	Certain totals in the tables included in this joint proxy statement/prospectus may not sum due to rounding.
(b)	Further adjusted to exclude share repurchases in fiscal years 2019 – 2022.
(c)	Andeavor cash flow from operations and Andeavor cash flow from operations per share exclude expected Andeavor Logistics distributions to public holders of Andeavor Logistics common units.

The estimates and assumptions underlying the Andeavor modified unaudited forecasted financial information are inherently uncertain and, though considered reasonable by the management of Andeavor as of the date of the preparation of such forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 47 and 49, respectively. Accordingly, there can be no assurance that the Andeavor modified unaudited forecasted results are indicative of the future performance of Andeavor, or that actual results will not differ materially from those presented in the Andeavor modified unaudited forecasted financial information. Inclusion of the Andeavor modified unaudited forecasted financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the forecasted financial information will be achieved.

The Andeavor modified unaudited forecasted financial information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the MPC special meeting or the Andeavor special meeting or to acquire securities of MPC.

Forecasted Synergy Information of the combined company

MPC and Andeavor jointly prepared and used forecasted synergy information by year and specific focus area in connection with various investor relations materials. The forecasted synergy information is summarized below.

Impact Area	Year 1	Year 2	Year 3	Run-Rate
Cost Elimination	$190	$240	$250	$255
Procurement	$150	$150	$150	$150
Owned/Operated Retail	$70	$150	$210	$210
Integrated System Optimization	$40	$90	$135	$165
Refining Operations	$30	$80	$205	$220

Total	$480	$710	$950	$1,000

The estimates and assumptions underlying the forecasted synergy information are inherently uncertain and, though considered reasonable by the management of MPC and Andeavor as of the date of the preparation of such forecasted synergy information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecasted synergy information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 47 and 49, respectively. Accordingly, there can be no assurance that the forecasted synergy information results are indicative of the future performance of the combined company, or that actual results will not differ materially from those presented in the forecasted synergy information. Inclusion of the forecasted synergy in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the forecasted financial information will be achieved.

The forecasted synergy information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the MPC special meeting or the Andeavor special meeting or to acquire securities of MPC.

Funding of the Merger and Indebtedness Following the Merger

MPC intends to fund the cash portion of the merger consideration and pay related fees and expenses in connection with the merger using a combination of cash on hand and borrowings under MPC’s existing credit facilities, trade accounts receivable facility or commercial paper program.

For a discussion of the combined company’s indebtedness on a pro forma basis giving effect to the business combination financing, see the section entitled “Selected Unaudited Pro Forma Condensed Consolidated Combined Financial Data” beginning on page 40.

Regulatory Approvals

U.S. Antitrust

The completion of the merger is subject to the receipt of antitrust clearance in the United States. Under the HSR Act, and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the FTC and the DOJ, and the applicable waiting period (or any extension thereof) has expired or been terminated.

On June 1, 2018, notification and report forms under the HSR Act were filed with the FTC and the DOJ with respect to the proposed merger. The waiting period with respect to the notification and report forms filed under the HSR Act expired on July 2, 2018. See the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions—Reasonable Best Efforts” beginning on page 175.

Other Regulatory Approvals

The obligation of each of MPC and Andeavor to effect the merger is also subject to obtaining regulatory approval in Canada. On June 1, 2018, MPC and Andeavor submitted notifications and an application for Competition Bureau of Canada clearance of the merger and the parties received the necessary regulatory clearance in Canada on June 16, 2018.

Litigation Relating to the Merger

Between June 20 and July 11, 2018, six putative class actions were filed against some or all of Andeavor, the directors of Andeavor, and the MPC Defendants, relating to the merger. Two complaints, Malka Raul v. Andeavor, et al., and Stephen Bushansky v. Andeavor, et al., were filed in the U.S. District Court for the Western District of Texas. Four other complaints, captioned The Vladimir Gusinsky Rev. Trust v. Andeavor, et al., Lawrence Zucker v. Andeavor, et al., Mel Gross v. Andeavor, et al., and Hudson v. Andeavor, et al., were filed in the U.S. District Court for the District of Delaware. The complaints generally allege that Andeavor, the directors of Andeavor and the MPC Defendants disseminated a false or misleading registration statement regarding the proposed merger in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. Specifically, the complaints allege that the registration statement filed by MPC misstated or omitted material information regarding the parties’ financial projections and the analyses performed by Andeavor’s and MPC’s respective financial advisors, and that disclosure of material information is necessary in light of preclusive deal protection provisions in the merger agreement, the financial interests of Andeavor’s officers and directors in completing the deal, and the financial interests of Andeavor’s and MPC’s respective financial advisors. The complaints further allege that the directors of Andeavor and/or the MPC Defendants are liable for these violations as “controlling persons” of Andeavor under Section 20(a) of the Exchange Act. The complaints seek injunctive relief, including to enjoin and/or rescind the merger, damages in the event the merger is consummated, and an award of attorneys’ fees, in addition to other relief.

Additional lawsuits arising out of the merger may be filed in the future. There can be no assurance that any of the defendants will be successful in the outcome of the pending or any potential future lawsuits. A preliminary injunction could delay or jeopardize the completion of the merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the completion of the merger. Andeavor and Marathon believe that the lawsuits are without merit and intend to defend vigorously against them and any other lawsuits challenging the transaction.

Appraisal Rights

Under the DGCL, subject to the closing of the merger, record holders of Andeavor common stock who do not vote in favor of the Andeavor merger proposal and who otherwise properly exercise and perfect their appraisal rights in accordance with Section 262 of the DGCL will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of Andeavor common stock, in lieu of receiving the merger consideration. The “fair value” could be higher or lower than, or the same as, the merger consideration. Andeavor stockholders who wish to exercise the right to seek an appraisal of their shares must so advise Andeavor by submitting a written demand for appraisal in the form described in this joint proxy statement/prospectus prior to the vote on the approval of the Andeavor merger proposal at the Andeavor special meeting and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of Andeavor common stock held of record in the name of another person, such as your bank, broker or other nominee, must act promptly to cause the record holder to follow the steps summarized in this joint proxy statement/prospectus in a timely manner to perfect appraisal rights.

The full text of Section 262 of the DGCL is attached as Annex E to this joint proxy statement/prospectus. Andeavor stockholders are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising and perfecting the right to seek appraisal, Andeavor stockholders who are considering exercising and perfecting that right are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions may result in a waiver of, or the inability to exercise, appraisal rights. For more information regarding appraisal rights, see the section entitled “Appraisal Rights of Andeavor Stockholders” beginning on page 222.

Directors and Executive Officers of MPC Following the Merger

Assuming the MPC board size COI amendment proposal is approved by the MPC stockholders, following the merger, the MPC board will be comprised of 14 directors. Pursuant to the terms of the merger agreement, MPC will use its reasonable best efforts promptly after the effective time to cause the MPC board to be comprised of:

•	ten directors selected by MPC, who initially will be Gary R. Heminger, Abdulaziz F. Alkhayyal, Evan Bayh, Charles E. Bunch, Steven A. Davis, Donna A. James, James E. Rohr, Frank M. Semple, J. Michael Stice and John P. Surma; and

•	four current members of the Andeavor board who will be identified by Andeavor between April 29, 2018 and prior to the closing date of the merger.

Should the MPC board size COI amendment proposal not be approved, two directors of MPC’s current board will resign in order to appoint the four Andeavor appointees.

Interests of Andeavor Directors and Executive Officers in the Merger

Directors and executive officers of Andeavor may have interests in the merger that are different from, or in addition to, the interests of Andeavor stockholders generally. These interests include, but are not limited to:

•	the treatment in the merger of Andeavor options, Andeavor RSUs, Andeavor PSAs, Andeavor MSUs, Andeavor restricted shares and other awards held by Andeavor executive officers and directors as described in the section entitled “The Merger Agreement—Treatment of Andeavor Equity Awards in the Merger” beginning on page 156, including the vesting of awards upon a qualifying termination of employment during a two-year period following the closing of the merger;

•	the payment of 2018 annual cash performance bonuses; and

•	enhanced severance upon a qualifying termination of employment during a two-year period following the closing of the merger under the Andeavor Executive Severance and Change in Control Plan (the “Executive CIC Plan”) or, for Mr. Goff, under his letter agreement.

These interests are described in more detail below, and certain of them are quantified in the narrative and tabular disclosure included in the section entitled “The Merger—Advisory Vote on Merger-Related Compensation for Andeavor’s Named Executive Officers” beginning on page 150.

The Andeavor Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and approving the merger and in determining to recommend to Andeavor stockholders that they adopt the merger agreement. Andeavor stockholders should take these interests into account in deciding whether to adopt the merger agreement.

Potential Acceleration of Andeavor Awards

Acceleration of Andeavor Director RSUs and Phantom Stock Upon Closing

Pursuant to the pre-existing terms of the Andeavor director RSU and phantom stock award agreements to Andeavor non-employee directors, such awards will vest in full on a change in control, including the closing of the merger. As described below in the section entitled “The Merger Agreement—Treatment of Andeavor Equity

Awards in the Merger” beginning on page 156, all Andeavor director RSUs and phantom stock will be cancelled and settled for the cash consideration of $152.27 per share of Andeavor common stock. Andeavor’s current non-employee directors as a group held Andeavor director RSUs and phantom stock that, pursuant to their terms, would accelerate upon the closing of the merger and be exchanged for the cash consideration with an estimated intrinsic value of $8,685,977, based on the Andeavor director RSUs and phantom stock outstanding as of May 18, 2018. This includes deferred awards that have already vested and would have otherwise been received upon a termination of employment.

Potential Double-Trigger Acceleration of Assumed Andeavor Awards

As described above in the section entitled “The Merger Agreement—Treatment of Andeavor Equity Awards in the Merger” beginning on page 156, all outstanding Andeavor equity-based awards, other than Andeavor director RSUs and phantom stock, will be assumed and converted into equity-based awards denominated in shares of MPC common stock. Andeavor PSAs and MSUs will be converted into time-based restricted stock unit awards denominated in shares of MPC common stock based on the greater of target or actual performance, multiplied by the exchange ratio. In addition, any Andeavor Logistics equity-based awards will remain outstanding, and Andeavor Logistics performance phantom units will be converted into time-based phantom unit awards based on the greater of target or actual performance. Pursuant to their pre-existing terms, each of these awards will vest upon a qualifying termination (as defined below) of employment within two years following the closing of the merger. See “The Merger—Advisory Vote on Merger-Related Compensation for Andeavor’s Named Executive Officers” beginning on page 150, for the estimated amounts that the named executive officers of Andeavor would receive as a result of the accelerated vesting of equity awards upon a qualifying termination as of May 18, 2018 assuming a price per share of Andeavor common stock of $152.27, conversion at target performance for PSAs and performance based on a stock price equal to $152.27 for MSUs. Andeavor’s current executive officers as a group would receive approximately $99,444,167 due to the accelerated vesting of Andeavor and Andeavor Logistics equity awards upon a qualifying termination as of May 18, 2018. Andeavor’s current directors as a group would receive approximately $207,207 due to the double-trigger accelerated vesting of Andeavor Logistics performance phantom units assuming a price per unit of Andeavor Logistics common units of $42.38 and conversion at target performance.

Under the Andeavor stock plans:

•	a “qualifying termination” generally includes: (i) an involuntary termination by Andeavor without cause (as defined below) or (ii) a voluntary termination by the participant for good reason (as defined below), except in the case of Mr. Goff, as described in “The Merger—Letter Agreement with Mr. Goff” below;

•	“cause” is defined under the applicable plan or award agreement (which terms may vary), but generally includes: (i) the commission of fraud, embezzlement or other act of willful misconduct, (ii) refusal (without proper reason) to perform duties, (iii) disclosure of trade secrets or other confidential information, (iv) willful engagement in acts that are materially injurious to the company, or (v) conviction of (or plea of guilty or no contest to) a crime involving fraud, dishonesty, or moral turpitude; and

•	“good reason” is defined under the applicable plan or award agreement (which terms may vary), but generally includes: (i) a material diminution in the participant’s base salary, authority, duties, or responsibilities (or the duties and responsibilities of the supervisor they are required to report to), (ii) a failure to continue benefits or incentive plans, (iii) a material change in geographic location, or (iv) failure by the company to comply with a material provision of the agreement under which the participant provides services.

Andeavor’s current executive officers as a group also hold 151,513 vested options as of May 18, 2018 that may be exercised prior to or upon the closing of the merger and otherwise will be converted into an option to acquire MPC common stock as described below in the section entitled “The Merger Agreement—Treatment of Andeavor Equity Awards in the Merger” beginning on page 156. Neither the vesting nor payment of such options will be accelerated in the merger. None of Andeavor’s current non-employee directors hold options as of May 18, 2018.

Executive Severance and Change in Control Plan

The Executive CIC Plan provides enhanced severance benefits to participants (including Andeavor’s current executive officers) in the event that they experience a qualifying termination (as described below) during the two-year period following a change in control (such as the merger), subject to the participant’s execution of a release. Upon such a qualifying termination under the Executive CIC Plan, executive officers would be entitled to the following separation payments and benefits: (i) a cash lump sum payment equal to the product of (A) the participant’s applicable separation pay multiple (equal to 3 for the CEO (Mr. Goff), 2.5 for Executive Vice Presidents, 2 for Senior Vice Presidents, and 1 or 1.5 for Vice Presidents) multiplied by (B) the sum of (x) the participant’s annual base salary and (y) the participant’s target annual cash bonus and (ii) continued medical benefits (excluding dental and vision) for the participant and his or her family for a number of years equal to the applicable separation pay multiple, or 30 months for the CEO.

Under the Executive CIC Plan:

•	a “qualifying termination” includes (i) an involuntary termination by Andeavor without cause (as defined below) or by reason of death or (ii) a voluntary termination by the participant for good reason (as defined below), except in the case of Mr. Goff, as described in “The Merger—Letter Agreement with Mr. Goff” below;

•	“cause” means the conviction of or a plea of nolo contendere to the charge of a felony (which, through lapse of time or otherwise, is not subject to appeal); a willful refusal without proper legal cause to perform, or gross negligence in performing, the participant’s duties and responsibilities; a material breach of fiduciary duty to Andeavor through the misappropriation of Andeavor funds or property; or the unauthorized absence of the participant from work (other than for sick or approved disability leave or leave under the Family Medical Leave Act) for a period of 30 or more working days out of a consecutive 45 working day period; and

•	“good reason” means the occurrence of any of the following: (a) without the participant’s express written consent, the assignment to the participant of any duties inconsistent with the employment of the participant immediately prior to the change in control, or a significant diminution of the participant’s positions, duties, responsibilities and status with Andeavor from those immediately prior to a change in control or a diminution in the participant’s titles or offices as in effect immediately prior to a change in control, or any removal of the participant from, or any failure to reelect the participant to, any of such positions; (b) a material reduction by Andeavor in the participant’s base salary, as in effect immediately prior to a change in control; (c) the failure by Andeavor to continue benefits, including but not limited to, 401(k), pension, life insurance, and health plans, substantially equal in value, in the aggregate, to those in which the participant is participating or is eligible to participate at the time of the change in control except as otherwise required by the terms of such plans as in effect at the time of any change in control; (d) the failure by Andeavor to continue in effect any incentive plan or arrangement in which the participant is participating at the time of a change in control (or to substitute and continue other plans or arrangements providing the participant with substantially similar benefits), except as otherwise required by the terms of such plans as in effect at the time of any change in control; (e) the occurrence of an event that meets the criteria set forth under Andeavor’s relocation policy, as in effect from time to time, with respect to which either (i) the participant fails to provide express written consent to the relocation or (ii) Andeavor fails to provide the relocation benefit set forth in such policy; or (f) any failure by Andeavor to obtain the assumption of the Executive CIC Agreement by any successor or assign of Andeavor.

See “The Merger—Advisory Vote on Merger-Related Compensation for Andeavor’s Named Executive Officers” beginning on page 150, for the estimated amounts that the named executive officers of Andeavor would receive under the Executive CIC Plan upon a qualifying termination as of May 18, 2018. Andeavor’s executive officers as a group would receive approximately $32,505,194 in cash severance and continued medical benefits upon a qualifying termination under the Executive CIC Plan as of May 18, 2018.

Letter Agreement with Mr. Goff

Mr. Goff entered into a letter agreement with MPC, effective upon the closing of the merger, pursuant to which he will serve as Executive Vice Chairman and agreed to a noncompetition provision for a period of three years following any termination of employment. Under the letter agreement, Mr. Goff’s compensation will consist of an annual base salary of $1,600,000, an annual target bonus opportunity of 160% of his base salary and an annual target long-term incentive grant with a grant date fair value of $12,250,000. In the event of Mr. Goff’s termination for any reason other than for cause (as defined in the Executive CIC Plan) after the first anniversary of the closing of the merger, Mr. Goff will be entitled to receive enhanced severance benefits under the terms of the Executive CIC Plan and accelerated vesting of outstanding equity awards applicable for a qualifying termination under the Andeavor stock plans, each as described above. For the first year following the closing of the merger, Mr. Goff will only be eligible to receive such enhanced severance benefits and accelerated vesting of outstanding equity awards if his employment is terminated by MPC without cause (as defined in the Executive CIC Plan).

2018 Annual Cash Performance Bonuses

Eligible Andeavor employees, including its executive officers, (who we refer to as bonus eligible employees) will receive payment of a 2018 annual cash performance bonus based on actual achievement of performance conditions for the full period in accordance with the performance criteria and bonus opportunities established by Andeavor for the 2018 bonuses. Such bonuses will be paid by MPC (or Merger Sub 1 or an affiliate) to bonus eligible employees who remain employed through December 31, 2018 (unless earlier terminated without cause, provided that this does not result in duplication of benefits) at the time Andeavor generally paid such bonuses in the ordinary course (after December 31, 2018 but no later than March 15, 2019) (which we refer to as the payment date). If the Closing has not occurred prior to the payment date, Andeavor and its subsidiaries will pay such 2018 bonuses. See “The Merger—Advisory Vote on Merger-Related Compensation for Andeavor’s Named Executive Officers” beginning on page 150, for information regarding 2018 bonus payments for the named executive officers determined in accordance with Item 402(t) of the SEC’s Regulation S-K. Based on the estimated closing date of the merger solely for purposes of this joint proxy statement/prospectus of May 18, 2018, the aggregate amount of 2018 bonuses that would be payable to Andeavor’s current executive officers as a group based on target performance assuming the executive officers remained employed through December 31, 2018 or were terminated earlier without cause is $6,729,820.

Further Actions

Andeavor and MPC have agreed that Andeavor may grant cash retention awards and transaction incentives to Andeavor’s employees, including Andeavor’s executive officers. Awards would be payable in cash in connection with the closing of the merger and/or service following the closing of the merger, subject in each case to the terms and conditions agreed upon by Andeavor and MPC. As of the date of this proxy statement/prospectus, no determinations have been made as to any executive officer who will receive awards or the amounts of such awards. In addition, prior to the effective time of the merger, MPC, or with MPC’s permission Andeavor, may enter into employment or other arrangements with the executive officers and/or provide for payments (or the right to future payment) in connection with the merger.

Indemnification and Insurance

From and after the effective time of the first merger, MPC shall and shall cause the surviving corporation to (including by MPC providing sufficient funds to the surviving corporation or the applicable subsidiary)

indemnify and hold harmless each present and former director and officer of Andeavor or any of its subsidiaries and each other person who, at the request or for the benefit of Andeavor or any of its subsidiaries, is or was previously serving as a director or officer, Andeavor Logistics employee or fiduciary of any other person or any benefit plan of Andeavor or any benefit plan of any of Andeavor’s subsidiaries (in each case, when acting in such capacity), determined as of the effective time of the first merger (which we refer to as an indemnified party), from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement (including all interest, assessments and other charges) or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the first merger, whether asserted or claimed prior to, at or after the effective time of the first merger, to the fullest extent that Andeavor or the applicable subsidiary of Andeavor would have been permitted under Delaware law and under its certificate of incorporation, bylaws or other governing documents in effect on April 29, 2018 to indemnify such person and advance fees, costs and expenses (including attorney’s fees and disbursements) as incurred to the fullest extent permitted under applicable law, subject to an undertaking requirement.

In addition, the merger agreement contains certain obligations related to (i) maintaining indemnification protections in the governing documents of the surviving corporation that are no less advantageous than the corresponding provisions in effect on April 29, 2018 for six years after the effective time of the first merger and (ii) the purchase of directors’ and officers’ liability “tail” insurance policies with a claims period of at least six years after the effective time of the first merger with respect to matters existing or occurring at or prior to the effective time of the first merger for persons who are covered under Andeavor’s existing policies. For additional information see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 184.

Advisory Vote on Merger-Related Compensation for Andeavor’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Andeavor’s named executive officers, that is based on or otherwise relates to the merger and that will or may become payable to the named executive officers at the closing of the first merger or on a qualifying termination of employment upon or following the consummation of the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to the Andeavor named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of Andeavor stockholders. The “named executive officers” are the individuals listed as such in Andeavor’s most recent annual proxy statement.

As described above, pursuant to the pre-existing terms of the award agreements granted to Andeavor employees, awards will vest on a double-trigger basis upon a qualifying termination of the individual’s employment within a two-year period following the merger. For details on the treatment of outstanding Andeavor awards, see the section entitled “The Merger Agreement—Treatment of Andeavor Equity Awards in the Merger” beginning on page 156. Each of the individuals named in the table below participates in the Executive CIC Plan that provides for enhanced severance benefits in the event of a qualifying termination of such individual’s employment in connection with the merger, as described in more detail in the section entitled “The Merger—Executive Severance and Change in Control Plan” beginning on page 148.

The amounts set forth in the table below assume the following:

•	the closing of the merger occurred on May 18, 2018, which is the assumed date of the closing of the merger solely for purposes of this golden parachute compensation disclosure;

•	the individual is terminated without “cause” or (except in the case of Mr. Goff) resigns for “good reason” (for purposes of this section, each, as applicable, a “qualifying termination” under the terms of the applicable plan) immediately following the assumed closing of the merger on May 18, 2018; and

•	the per share price for each Andeavor common share is $152.27 which is the per share cash consideration to be paid in the merger.

The amounts reported in the table below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus, and do not reflect compensation actions that may occur following the filing of this joint proxy statement/prospectus, base compensation increases or annual equity award grants in the ordinary course prior to the closing of the merger. The amounts reported below also include any equity or cash-based awards that may vest after May 18, 2018 but before the actual closing of the merger. As a result, the actual amounts, if any, to be received by an Andeavor named executive officer may differ materially from the amounts set forth below. In addition, some of the amounts reflected in the table below are attributable to “double-trigger” arrangements (i.e., the amounts are payable only in the event of a qualifying termination of the named executive officer’s employment during a specified period following the consummation of the merger).

Golden Parachute Compensation

Name	Cash ($) (1)	Equity ($) (2)	Pension/ NQDC ($) (3)	Benefits ($) (4)	Total ($)
Gregory J. Goff	15,040,002	52,284,745	0	40,419	67,365,166
Steven M. Sterin	5,334,000	10,804,008	979,952	40,419	17,158,379
Keith M. Casey	4,813,300	11,285,470	1,101,423	40,419	17,240,612
Kim K.W. Rucker	4,794,000	8,545,842	294,330	40,419	13,609,261
Cynthia J. Warner	4,302,000	7,694,143	730,792	40,419	12,767,354

(1)	The amounts reflect both single and double-trigger lump sum cash payments. Payments in respect of 2018 annual cash performance bonuses, which will be based on the actual achievement of performance conditions and are estimated based on target performance, are considered single-trigger payments because they would be made if the named executive officer remained employed through December 31, 2018, irrespective of a later termination of employment, or if the named executive officer is terminated without cause. Estimated double-trigger cash severance payments, under the Executive CIC Plan, on a pre-tax basis, consist of 2.5 times (3 times for Mr. Goff) the sum of (i) the named executive officer’s annual base salary (assuming the named executive officer’s salary on the date of his/her involuntary termination is his/her salary as of May 18, 2018) and (ii) the named executive officer’s annual incentive award target bonus for the year in which employment is terminated. The cash severance payments would be paid in the event of a qualifying termination within two years after the closing of the merger. Details of the cash payments are shown in the following supplementary table:

Name	2018 Annual Bonus ($)	CIC Severance ($)	Total ($)
Mr. Goff	2,560,000	12,480,002	15,040,002
Mr. Sterin	924,000	4,410,000	5,334,000
Mr. Casey	833,800	3,979,500	4,813,300
Ms. Rucker	799,000	3,995,000	4,794,000
Ms. Warner	717,000	3,585,000	4,302,000

(2)

The amounts reflect the double-trigger vesting of the following outstanding equity awards, assuming a qualifying termination of employment following the closing of the merger. Estimated double trigger payments reflect: (a) Andeavor performance shares, assuming target performance, (b) unvested MSUs, assuming performance based on a stock price equal to $152.27, and (c) Andeavor Logistics performance phantom units, assuming target performance, and will be paid in a lump sum. Please see the section entitled “The Merger Agreement—Treatment of Andeavor Equity Awards in the Merger” beginning on page 156, for a description of the treatment of outstanding equity awards in connection with the merger. The amounts above do not include shares of Andeavor common stock underlying vested options that may be exercised prior to the closing of the merger. The values of unvested MSUs calculated at target would be $18,277,729 for Mr. Goff, $3,781,169 for Mr. Sterin, $4,289,750 for Mr. Casey, $2,878,208 for Ms. Rucker and $2,827,654 for Ms. Warner.

The actual amounts that would be received by the named executive officers in connection with a qualifying termination within a two-year period following the closing of the merger would be determined based on the conversions described in the section entitled “The Merger Agreement—Treatment of Andeavor Equity Awards in the Merger” and may be higher or lower than the estimated amounts shown above. The estimated amounts are based on the assumptions detailed above with respect to the price per Andeavor common share ($152.27) and the closing date of the merger (May 18, 2018).

Details of the payments that would be received upon a qualifying termination in connection with outstanding equity awards are shown in the following supplementary table:

Name	Performance Shares ($)(a)	MSUs ($)(b)	Andeavor Logistics Performance Phantom Units ($)(c)	Total ($)
Mr. Goff	17,484,403	28,605,084	6,195,258	52,284,745
Mr. Sterin	3,617,122	5,907,080	1,279,806	10,804,008
Mr. Casey	4,096,580	6,733,655	455,235	11,285,470
Ms. Rucker	2,750,717	4,821,920	973,205	8,545,842
Ms. Warner	2,710,069	4,411,958	572,116	7,694,143

(a)	The amounts above include $298,754, $61,009, $66,754, $43,509 and $48,694 in accrued, but unpaid, dividend equivalents for Messrs. Goff, Sterin and Casey and Mses. Rucker and Warner, respectively, to be paid upon distribution of the award. Assumed performance awards will be converted to time-based restricted stock units, based on the greater of target and actual performance as determined by the compensation committee of the Andeavor board in consultation with the chief executive officer of MPC at the closing of the merger.

(b)	Assumed Andeavor MSUs will be converted to time-based restricted stock units, based on the greater of target and actual performance as determined by the compensation committee of the Andeavor board in consultation with the chief executive officer of MPC at the closing of the merger. Unvested MSUs are not entitled to the accrual of dividend equivalents.

(c)	The amounts above include $606,522, $123,807, $74,917, $93,566 and $33,975 in accrued, but unpaid, dividend equivalents for Messrs. Goff, Sterin and Casey and Mses. Rucker and Warner, respectively, to be paid upon vesting of the award and assume a per-unit value of $42.38, which is the average closing market price over the first five business days following April 30, 2018. Upon the merger, Andeavor Logistics performance phantom units will be converted into time-based phantom unit awards based on the greater of target or actual performance.

(3)	The amounts reflect single trigger vesting of retirement benefits including: $979,952, $1,101,423 and $730,792 for Messrs. Sterin and Casey and Ms. Warner, respectively, under the Andeavor Supplemental Executive Retirement Plan, and $229,000 for Ms. Rucker under the Andeavor Restoration Pension Plan. The amounts exclude $118,796, $134,668, $360,727, $70,392 and $19,368 for Messrs. Goff, Sterin and Casey and Mses. Rucker and Warner, respectively, in balances under the Andeavor Executive Deferred Compensation Plan, which are already vested. While all of the named executive officers have balances under the plan, as reflected above, only Ms. Rucker’s is partially unvested. The unvested amount for Ms. Rucker is $65,330, which is subject to single trigger vesting and reflected in the table.

(4)	The amounts reflect the estimated value of continued participation in Andeavor’s group medical plan (excluding dental and vision benefits) for a period of 30 months. Such benefits are double trigger and are provided for qualifying terminations that occur within two years after the closing of the merger.

Reimbursement for Fees

The merger agreement provides that, following the effective time of the first merger, MPC will cause four current members of the Andeavor board, who will be identified by Andeavor between April 29, 2018 and prior to the closing date of the merger, to be appointed to the MPC board and, subject to fiduciary obligations under applicable law, use its reasonable best efforts to cause such individuals to be elected to the MPC board in accordance with MPC’s certificate of incorporation or bylaws at the first annual meeting of stockholders of MPC at which such director is eligible for election with a proxy mailing date after the effective time of the first merger. If any such individuals are required to file a notification and report form under the HSR Act with the FTC and the DOJ due to, among other things, their role as directors of MPC following the completion of the merger and their receipt of stock consideration, Andeavor expects to pay or reimburse the costs associated with any such filings.

Listing of MPC Shares; Delisting and Deregistration of Andeavor Shares

If the merger is completed, the shares of MPC common stock to be issued in the merger will be listed for trading on the NYSE, Andeavor common stock will be delisted from the NYSE and deregistered under the Exchange Act, and Andeavor will no longer be required to file periodic reports with the SEC.

Accounting Treatment of the Merger

MPC prepares its financial statements in accordance with U.S. GAAP. The accounting guidance for business combinations, which is referred to as Accounting Standards Codification (ASC) 805, requires the use of the acquisition method of accounting for the merger, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. MPC will be treated as the acquirer for accounting purposes.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement, which was executed on April 29, 2018. The description of the merger agreement in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety, because it is the legal document that governs the merger.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary are included solely to provide you with information regarding the terms of the merger agreement. Factual disclosures about MPC, Andeavor, or any of their respective subsidiaries or affiliates contained in this joint proxy statement/prospectus or in MPC’s or Andeavor’s public reports filed with the SEC may supplement, update or modify the factual disclosures about MPC or Andeavor, as applicable, contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by MPC, Andeavor, Merger Sub 1 and Merger Sub 2 were made solely for the purposes of the merger agreement and as of specific dates and were qualified and subject to important limitations agreed to by MPC, Andeavor, Merger Sub 1 and Merger Sub 2 in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to complete the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that MPC and Andeavor delivered to each other in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Investors should not rely on the merger agreement representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts of MPC, Andeavor, Merger Sub 1, Merger Sub 2 or any of their respective subsidiaries or affiliates.

The Merger

Pursuant to the merger agreement, MPC will acquire Andeavor. The merger agreement provides that, upon the terms and subject to the conditions in the merger agreement, and in accordance with the DGCL, at the effective time, Merger Sub 1 will merge with and into Andeavor in the first merger. As a result of the first merger, the separate corporate existence of Merger Sub 1 will cease, and Andeavor will continue as the surviving corporation and a wholly owned subsidiary of MPC.

Immediately following the effective time of the first merger, upon the terms and subject to the conditions in the merger agreement, and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware, which is referred to as the LLC Act, the surviving corporation from the first merger will be merged with and into Merger Sub 2, which is referred to as the second merger. As a result of the second merger, the separate corporate existence of the surviving corporation will cease, and Merger Sub 2 will continue as the surviving company and a wholly owned subsidiary of MPC.

Closing and Effective Time of the First Merger

Unless otherwise mutually agreed to in writing between MPC and Andeavor, the closing of the merger will take place on the fifth business day following the day on which the last to be satisfied or waived of the conditions to completion of the merger, described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 179, has been satisfied or waived (other than those conditions which by their nature are to be satisfied at or immediately prior to the closing of the merger, but subject to the fulfillment or waiver of those conditions).

Assuming timely satisfaction of the necessary closing conditions, the parties currently expect the closing of the merger to occur in the second half of 2018. The first merger will become effective at the time when the certificate of merger for the first merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as MPC and Andeavor may agree in writing and specify in the certificate of merger for the first merger. Immediately following the effective time of the first merger, the second merger will become effective at the time when the certificate of merger for the second merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as MPC and the surviving corporation may agree in writing and specify in the certificate of merger for the second merger.

Merger Consideration

As a result of the first merger, each share of Andeavor common stock issued and outstanding immediately prior to the effective time of the first merger, other than excluded shares, will be converted into the “per share merger consideration” of either $152.27 in cash, which is referred to as cash consideration, or 1.87, which is referred to as the exchange ratio, of shares of MPC common stock, which is referred to as stock consideration, in each case without interest. As further described below in the section entitled “The Merger Agreement—Election and Exchange Procedures” beginning on page 158, and in more detail in the merger agreement, each Andeavor stockholder will, until the election deadline, be entitled to elect to receive either cash consideration, which is referred to as a cash election, or stock consideration, which is referred to as a stock election, in exchange for each share of Andeavor common stock held by him or her that was issued and outstanding immediately prior to the election deadline (other than any excluded shares), subject to the allocation and proration procedures described below and in further detail in the merger agreement. Andeavor stockholders (other than holders of excluded shares) who make no election or an untimely election (or who otherwise are deemed not to have submitted an effective form of election) will be deemed to have made a stock election. MPC has reasonable discretion to determine whether stock elections or cash elections have been made or deemed made in respect of any shares of Andeavor common stock. For more information regarding the election deadline, see the section entitled “The Merger Agreement—Election and Exchange Procedures” beginning on page 158.

Stock elections and cash elections are subject to the allocation and proration procedures set forth in the merger agreement to ensure that the total number of shares of Andeavor common stock converted into cash consideration will be equal to 22,885,359 shares of Andeavor common stock, which is referred to as the cash election number.

In the event that the aggregate number of shares of Andeavor common stock in respect of which cash elections have been made, which are referred to as cash election shares, exceeds the cash election number, all cash election shares will be converted into the right to receive stock consideration or cash consideration as follows:

•	the cash election shares held by each record holder of shares of Andeavor common stock will be deemed converted into shares in respect of which stock elections have been made, which are referred to as stock election shares, on a pro rata basis based on the ratio of (x) one minus (y) the cash election number divided by the total number of cash election shares, such that the aggregate number of cash election shares so deemed converted, when added to the number of stock election shares, will equal as closely as practicable the stock election number (as described below);

•	any remaining cash election shares will be converted into the right to receive cash consideration; and

•	the number of cash election shares of a holder of Andeavor common stock that are to remain cash election shares pursuant to the calculation described above will be rounded downward where needed.

In the event that the aggregate number of stock election shares exceeds the total number of shares of Andeavor common stock to be converted in connection with the merger less the cash election number, which is referred to as the stock election number, all stock election shares will be converted into stock consideration or cash consideration as follows:

•	the stock election shares held by each record holder of shares of Andeavor common stock will be deemed converted into cash election shares on a pro rata basis based on the ratio of (x) one minus (y) the stock election number divided by the total number of stock election shares, such that the aggregate number of stock election shares so deemed converted, when added to the number of other shares of Andeavor common stock in respect of which cash elections have been made, will equal as closely as practicable the cash election number;

•	any remaining stock election shares will be converted into the right to receive stock consideration; and

•	the number of stock election shares of a holder of Andeavor common stock that are to remain stock election shares pursuant to the calculation described above will be rounded downward where needed.

Andeavor stockholders will not be entitled to receive any fractional shares of MPC common stock in the merger, and no Andeavor stockholders will be entitled to dividends, voting rights or any other rights in respect of any fractional shares of MPC common stock. Andeavor stockholders that would have otherwise been entitled to receive a fractional share of MPC common stock will instead be entitled to receive, in lieu of fractional shares, an amount in cash, without interest, equal to the product of the average of the closing prices per share of MPC common stock on the NYSE, as reported by The Wall Street Journal (or if not reported thereby, as reported in another authoritative source), for the five full trading days ending on the second business day immediately preceding the date on which the effective time of the first merger occurs, multiplied by the fraction of a share of MPC common stock (after taking into account all of the shares of Andeavor common stock held by the holder at the effective time of the first merger and rounded to the nearest one thousandth) to which the holder would otherwise be entitled.

At the effective time, all shares of Andeavor common stock will cease to be outstanding, will be cancelled and will cease to exist, and each certificate formerly representing any shares of Andeavor common stock, and each non-certificated share of Andeavor common stock represented by book-entry (other than, in each case, those representing excluded shares) will thereafter represent only the right to receive, without interest, the applicable per share merger consideration, and (with respect to the stock consideration) the right, if any, to receive cash in lieu of fractional shares into which such shares have been converted and any distribution or dividend on shares of MPC common stock issued in the merger payable after the effective time of the first merger.

Each excluded share will, at the effective time of the first merger, be cancelled and cease to exist, with no consideration paid therefor.

Treatment of Andeavor Equity Awards in the Merger

Treatment of Andeavor Options

At the effective time of the first merger, each outstanding option award to purchase Andeavor common stock, which is referred to as an Andeavor option, whether vested or unvested, will, automatically and without any action on the part of the holder thereof, cease to represent an option award to purchase Andeavor common stock and will be converted into an option award to acquire a number of shares of MPC common stock (rounded down to the nearest whole number) equal to the number of shares of Andeavor common stock subject to the Andeavor option immediately prior to the effective time of the first merger multiplied by the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the exercise price per Andeavor share of such Andeavor option immediately prior to the effective time of the first merger divided by the exchange ratio. Following the effective time of the first merger, each such option will continue to be governed by the same terms and conditions as were applicable to such Andeavor option immediately prior to the effective time of the first merger.

Treatment of Andeavor Restricted Stock Units

At the effective time of the first merger, each outstanding restricted stock unit award or phantom stock award in respect of Andeavor common stock with only time-based vesting requirements, except for awards held by non-employee directors of Andeavor, which is referred to as an Andeavor RSU, whether vested or unvested, will, automatically and without any action on the part of the holder thereof, cease to represent a restricted stock unit award or phantom stock award denominated in Andeavor common stock and be converted into a restricted stock unit award denominated in MPC common stock relating to the number of shares of MPC common stock (rounded down to the nearest whole number) equal to the number of shares of Andeavor common stock subject to such Andeavor RSU immediately prior to the effective time of the first merger multiplied by the exchange ratio. Following the effective time of the first merger, each such RSU will continue to be governed by the same terms and conditions (including vesting terms) as were applicable to such Andeavor RSU immediately prior to the effective time of the first merger.

Treatment of Andeavor Director Restricted Stock Units

At the effective time of the first merger, any vesting conditions applicable to each outstanding restricted stock unit award in respect of Andeavor common stock with only time-based vesting requirements that is held by a non-employee director of Andeavor, which is referred to as an Andeavor director RSU, will, automatically and without any required action on the part of the holder thereof, accelerate in full and be cancelled and will only entitle the holder of such Andeavor director RSU to receive (without interest), as soon as reasonably practicable following the effective time of the first merger (but in any event no later than 10 business days thereafter) an amount in cash equal to the number of shares of Andeavor common stock subject to such Andeavor director RSU multiplied by the cash consideration; provided, however, that to the extent that any such Andeavor director RSU constitutes nonqualified deferred compensation subject to Section 409A of the Internal Revenue Code, such cash payment will be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Internal Revenue Code.

Treatment of Andeavor Performance Share Awards

At the effective time of the first merger, each outstanding performance share award in respect of Andeavor common stock with any performance-based vesting requirements, which is referred to as an Andeavor PSA, will, automatically and without any action on the part of the holder thereof, cease to represent a performance share award denominated in Andeavor common stock and be converted into a time-based restricted stock unit denominated in MPC common stock relating to the number of shares of MPC common stock (rounded down to the nearest whole number) equal to the number of shares of Andeavor common stock that would have been issued under such Andeavor PSA assuming the greater of the achievement of target performance or the achievement of actual performance measured as of the effective time of the first merger, as reasonably determined in good faith by the compensation committee of the Andeavor board in accordance with the applicable award agreement and in consultation with the Chief Executive Officer of MPC, multiplied by the exchange ratio. Following the effective time of the first merger, each such RSU will continue to be governed by the same terms and conditions (including time-based vesting terms) as were applicable to such Andeavor PSA immediately prior to the effective time of the first merger.

Treatment of Andeavor Market Stock Units

At the effective time of the first merger, each outstanding market stock unit in respect of Andeavor common stock, which is referred to as an Andeavor MSU, will, automatically and without any action on the part of the holder thereof, cease to represent a market stock unit award denominated in Andeavor common stock and be converted into a time-based restricted stock unit award denominated in MPC common stock relating to the number of shares of MPC common stock (rounded down to the nearest whole number) equal to the number of shares of Andeavor common stock that would have been issued under such Andeavor MSU based on the greater of the achievement of target performance or the achievement of actual performance measured as of the effective time of the first merger, as reasonably determined in good faith by the compensation committee of the Andeavor board in accordance with the applicable award agreement and in consultation with the Chief Executive Officer of MPC, multiplied by the exchange ratio. Following the effective time of the first merger, each such RSU will continue to be governed by the same terms and conditions (including time-based vesting terms) as were applicable to such Andeavor MSU immediately prior to the effective time of the first merger.

Treatment of Andeavor Restricted Shares

At the effective time of the first merger, each outstanding share of Andeavor common stock that is subject to vesting, repurchase, or other lapse of restrictions, which is referred to as an Andeavor restricted share, will, automatically and without any action on the part of the holder thereof, cease to represent an Andeavor restricted share and be converted into a number of restricted shares of MPC common stock (rounded down to the nearest whole number) equal to the number of Andeavor restricted shares held by the holder of such award, multiplied by the exchange ratio. Following the effective time of the first merger, each such restricted share will continue to be governed by the same terms and conditions (including vesting terms) as were applicable to such Andeavor restricted share immediately prior to the effective time of the first merger.

Treatment of Other Company Awards

At the effective time of the first merger, each outstanding right of any kind, contingent or accrued, to acquire or receive shares of Andeavor common stock or benefits measured by the value of shares of Andeavor common stock, and each award of any kind consisting of shares of Andeavor common stock that may be held, awarded, outstanding, payable or reserved for issuance under any Andeavor benefit plans other than Andeavor options, Andeavor RSUs, Andeavor director RSUs, Andeavor PSAs, Andeavor MSUs, and Andeavor restricted shares, which are referred to collectively as the Andeavor other awards, will, automatically and without any action on the part of the holder thereof, cease to represent an award denominated in Andeavor common stock and be converted into the right to acquire or receive benefits measured by the value of (as the case may be) the number of shares of MPC common stock (rounded down to the nearest whole number) equal to the product of the number of shares of Andeavor common stock subject to such Andeavor other award immediately prior to the effective time of the first merger multiplied by the exchange ratio. Following the effective time of the first merger, each such award will continue to be governed by the same terms and conditions as were applicable to such Andeavor other award immediately prior to the effective time of the first merger.

Election and Exchange Procedures

MPC has selected Computershare Trust Company, N.A. to serve as the exchange agent and to handle the exchange of shares of Andeavor common stock for the per share merger consideration, as described above.

At the effective time of the first merger, MPC will deposit with the exchange agent cash constituting at least the amount necessary for the aggregate amount of cash consideration, and certificates (or at MPC’s option, evidence of non-certificated shares of MPC common stock in book-entry form) constituting at least the amount necessary for the aggregate amount of stock consideration. In addition, MPC will deposit with the exchange agent, as necessary from time to time after the effective time of the first merger, if applicable, cash, dividends or other distributions with respect to the shares of MPC common stock to be issued in the first merger, as further described in the section entitled “The Merger Agreement—Dividends and Distributions on Shares of MPC Common Stock” beginning on page 161.

Prior to the closing of the merger, the exchange agent will provide a form of election and appropriate transmittal materials to holders of record of shares of Andeavor common stock (other than holders of excluded shares and shares represented by Andeavor options, Andeavor RSUs, Andeavor director RSUs, Andeavor PSAs,

Andeavor MSUs, Andeavor restricted shares and Andeavor other awards) advising such holders of the procedure for exercising their right to make an election.

Andeavor stockholders should not return their stock certificates with the enclosed proxy card, and Andeavor stockholders should not forward their stock certificates to the exchange agent without a valid form of election and other appropriate transmittal materials.

To be effective, a form of election must be properly completed, signed and submitted to the exchange agent by 5:00 p.m. Eastern Time on the business day that is two trading days prior to the closing date for the first merger, or such other date and time as MPC may publicly announce with the consent of Andeavor, which is referred to as the election deadline. Each form of election submitted to the exchange agent must be accompanied by:

•	for book-entry shares of Andeavor common stock, customary evidence of ownership of such shares as determined by the exchange agent by the election deadline, and

•	for certificated shares of Andeavor common stock, the certificate representing such shares (or affidavits of loss in lieu of such certificates or an appropriate guarantee of delivery of such certificates by a financial institution that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, followed in the case of guarantees of delivery within two trading days after the date of execution of such guarantee of delivery by delivery to the exchange agent of the certificates represented by such guarantee of delivery) and a letter of transmittal by the election deadline.

An Andeavor stockholder may revoke his or her merger consideration election by written notice received by the exchange agent prior to the election deadline. A holder of shares of Andeavor common stock who has validly revoked his or her merger consideration election and has not properly submitted a new duly completed form of election will be deemed to have made a stock election. MPC will determine, in its reasonable discretion, which discretion and authority it may delegate in whole or in part to the exchange agent, whether forms of election (and where applicable, appropriate transmittal materials) have been properly completed, signed and submitted or revoked, and the decision of MPC (or the exchange agent, as the case may be) in such matters will be conclusive and binding.

From and after the effective time of the first merger, there will be no further transfers on the stock transfer books of Andeavor of the shares of Andeavor common stock that were outstanding immediately prior to the effective time of the first merger. If, after the effective time of the first merger, any certificate of a share of Andeavor common stock is presented to the surviving corporation, surviving company, MPC or the exchange agent for transfer, it will be canceled and exchanged for the per share merger consideration to which the holder of the certificate is entitled pursuant to the merger agreement.

Termination of the Exchange Fund

Any portion of the exchange fund that remains unclaimed by Andeavor stockholders for 180 days after the effective time of the first merger will be delivered to MPC. Thereafter, Andeavor stockholders will be entitled to look only to MPC with respect to the payment of any per share merger consideration (and/or cash in lieu of fractional shares and/or dividends or distributions with respect to such per share merger consideration, as contemplated by the merger agreement), without any interest thereon. None of the surviving company, MPC, the exchange agent or any other person will be liable to any former holder of shares of Andeavor common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Immediately before any portion of the exchange fund would otherwise escheat to, or become the property of, any governmental authority, such amount will, to the extent permitted by law, become the property of MPC.

Lost, Stolen or Destroyed Share Certificates

If a certificate for shares of Andeavor common stock has been lost, stolen or destroyed, then, before an Andeavor stockholder will be entitled to receive the per share merger consideration (and/or cash in lieu of fractional shares and/or dividends or distribution with respect to such per share merger consideration, as contemplated by the merger agreement), such holder will need to make an affidavit of that fact and, if requested by MPC, post a bond (in such amount as is customary and upon such terms as may be required by MPC) as indemnity against any claim that may be made against MPC, the exchange agent or any of MPC’s subsidiaries with respect to such certificate.

Adjustments to Prevent Dilution

In the event that, prior to the effective time of the first merger, either MPC or Andeavor changes the number of shares of MPC common stock (or securities convertible or exchangeable into or exercisable for MPC common stock) or Andeavor common stock (or securities convertible or exchangeable into or exercisable for Andeavor common stock), as the case may be, issued and outstanding, by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or another similar transaction, then the per share merger consideration and the cash election number will be equitably adjusted, without duplication, to proportionally reflect such change.

Organizational Documents; Directors, Managers and Officers; NYSE Listing

Organizational Documents

At the effective time of the first merger, the certificate of incorporation of the surviving corporation will be amended and restated in its entirety to read as set forth in Exhibit A to the merger agreement, until thereafter amended as provided therein or by applicable law.

The certificate of formation and limited liability company agreement of Merger Sub 2 in effect immediately prior to the effective time of the second merger will be the certificate of formation and limited liability company agreement of the surviving company from and after the effective time of the second merger until thereafter as provided therein or by applicable law.

Directors, Managers and Officers

The board of directors of Merger Sub 1 immediately prior to the effective time of the first merger will be the directors of the surviving corporation from and after the effective time of the first merger, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation. The officers of Andeavor immediately prior to the effective time of the first merger will be the officers of the surviving corporation from and after the effective time of the first merger until their successors have been duly appointed or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

The officers of the surviving corporation immediately prior to the effective time of the second merger will be the officers of the surviving company from and after the effective time of the second merger until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

NYSE Listing

As promptly as practicable following the completion of the first merger, Andeavor common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded.

Dividends and Distributions on Shares of MPC Common Stock

Any dividend or other distribution with respect to shares of MPC common stock for which shares of Andeavor common stock are to be exchanged in connection with the first merger will not be paid (but will nevertheless accrue) until the certificates representing such shares of Andeavor common stock (or affidavits of loss in lieu of such certificates), or, as applicable, untransferred book-entry shares representing such shares of Andeavor common stock, are properly transferred for exchange in accordance with the merger agreement. Following the transfer of such book-entry shares or surrender of any such certificates (or affidavits of loss in lieu of such certificates), there will be issued or paid in respect of each whole share of MPC common stock into which the shares of Andeavor common stock represented by such book-entry shares, or affidavits of loss have been converted, without interest:

•	at the time of such transfer or surrender, as applicable, the dividends or other distributions with a record date after the effective time for the first merger theretofore payable with respect to such whole shares of MPC common stock and not paid; and

•	at the appropriate payment date, the dividends and other distributions payable with respect to such whole shares of MPC common stock with a record date after the effective time for the first merger and a payment date subsequent to the time of such transfer or surrender, as applicable.

No holder of Andeavor certificates or book-entry shares that have been converted into cash consideration will be entitled to receive any such dividend or other distribution in respect of such Andeavor certificates or book-entry shares.

Withholdings

Under the merger agreement, MPC, the surviving company or the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Andeavor common stock such amounts as are required to be deducted and withheld with respect to the payment of the per share merger consideration, as applicable, or the making of such payment under the Internal Revenue Code, or under any provision of state, local or foreign tax law and will be entitled to make any required reporting regarding such payment to the appropriate taxing authority. Any amount deducted or withheld under the merger agreement, and paid over to the appropriate taxing authority, will be treated as having been paid or issued, as applicable, to the holder of Andeavor common stock in respect of which such deduction or withholding was made. Such withholding will be made first from the cash otherwise payable to such holder prior to withholding from MPC common stock. In the case of any withholding from MPC common stock, MPC will withhold an amount of MPC common stock having a fair market value equal to the withholding obligation to be satisfied with such MPC common stock at the time such shares are withheld.

Appraisal Rights

Under the DGCL, subject to the closing of the merger, record holders of Andeavor common stock who do not vote in favor of the Andeavor merger proposal and who otherwise properly exercise and perfect their appraisal rights in accordance with Section 262 of the DGCL will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of Andeavor common stock, in lieu of receiving the merger consideration. The “fair value” could be higher or lower than, or the same as, the merger consideration. Andeavor stockholders who wish to exercise the right to seek an appraisal of their shares must so advise Andeavor by submitting a written demand for appraisal in the form described in this joint proxy statement/prospectus prior to the vote on the approval of the Andeavor merger proposal at the Andeavor special meeting and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of Andeavor common stock held of record in the name of another person, such as a bank, broker or other nominee, must act promptly to cause the record holder to follow the steps summarized in this joint proxy statement/prospectus in a timely manner to perfect appraisal rights.

The full text of Section 262 of the DGCL is attached as Annex E to this joint proxy statement/prospectus. Andeavor stockholders are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising and perfecting the right to seek appraisal, Andeavor stockholders who are considering exercising and perfecting that right are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions may result in a waiver of, or the inability to exercise, appraisal rights. For more information regarding appraisal rights, see the section entitled “Appraisal Rights of Andeavor Stockholders” beginning on page 222.

Representations and Warranties

The merger agreement contains customary and, in certain cases, reciprocal, representations and warranties by Andeavor and MPC that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, in forms, statements, certifications, reports or other documents filed with or furnished to the SEC by Andeavor or MPC, as applicable, from December 31, 2015 and prior to April 29, 2018 or in the disclosure letters delivered by Andeavor and MPC to each other in connection with the merger agreement. These representations and warranties relate to, among other things:

•	organization, good standing and qualification to do business;

•	capitalization, including regarding:

•	the number of shares of common stock, preferred stock and/or other capital stock of MPC and MPLX (or as applicable, Andeavor and Andeavor Logistics) issued, outstanding and/or reserved for issuance;

•	the absence of securities convertible into or exchangeable or exercisable for, or giving any person a right to subscribe for or acquire, any securities of MPC and its subsidiaries (or as applicable Andeavor and its subsidiaries);

•	the absence of pre-emptive rights and other rights giving any persons the right to acquire, or requiring MPC or its subsidiaries (or as applicable, Andeavor and its subsidiaries) to sell, any securities of MPC and its subsidiaries (or as applicable, Andeavor and its subsidiaries) or any securities convertible into or exchangeable or exercisable for, or giving any person a right to subscribe for or acquire, any such securities;

•	the absence of obligations of MPC or its subsidiaries (or as applicable, Andeavor and its subsidiaries) to repurchase, redeem or otherwise acquire any securities of it or its affiliates or any securities convertible into or exchangeable or exercisable for, or giving any person a right to subscribe for or acquire, any such securities;

•	the absence of any bonds, debentures, notes or other obligations the holders of which have the right to vote, or which are convertible into or exercisable for securities having the right to vote with the stockholders of MPC and its subsidiaries (or as applicable, Andeavor and its subsidiaries) on any matter;

•	the absence of any voting trusts or other agreements or understandings to which MPC or its subsidiaries (or as applicable, Andeavor and its subsidiaries) is a party with respect to the voting of or restricting the transfer of its capital stock or other equity interests; and

•	ownership of subsidiaries;

•	corporate authority and approval relating to the execution, delivery and performance of the merger agreement and the voting agreement, including regarding the approval by the boards of MPC and Andeavor of the merger agreement, the voting agreement and the transactions contemplated by the merger agreement and the voting agreement;

•	receipt by MPC (or as applicable, Andeavor) of a fairness opinion from its financial advisor regarding the fairness of the per share merger consideration;

•	governmental notices, reports, filings, consents, registrations, approvals, permits and authorizations required in connection with the execution, delivery and performance of the merger agreement and the voting agreement and the completion of the merger;

•	the absence of a breach or violation of, or default under MPC’s (or as applicable, Andeavor’s) organizational documents as a result of entering into and performing under the merger agreement and the voting agreement;

•	the absence of any change in the rights or obligations under contracts to which it or any of its subsidiaries is subject as a result of its entering into and performing under the merger agreement and the voting agreement;

•	filings with the SEC since December 31, 2015 and the financial statements included therein;

•	compliance with the NYSE rules and regulations;

•	compliance with disclosure controls and procedures required under the Exchange Act and the Sarbanes-Oxley Act of 2002;

•	the conduct of business in the ordinary course consistent with past practice since December 31, 2017, and the absence since December 31, 2017 of changes in the financial condition, properties, assets, liabilities, business or results of operations or any circumstance, occurrence or development of MPC and its subsidiaries (or as applicable, of Andeavor and its subsidiaries) that would have a “material adverse effect” (as defined below);

•	the absence of changes since December 31, 2017 in accounting methods and practices;

•	the absence of certain legal proceedings, investigations and governmental orders against MPC and its subsidiaries (or as applicable, against Andeavor and its subsidiaries);

•	the absence of certain undisclosed liabilities;

•	compliance with applicable laws, the absence of governmental investigations and the possession of and compliance with licenses and permits necessary for the conduct of business;

•	inapplicability of anti-takeover laws;

•	tax matters;

•	environmental matters;

•	employee benefit plan and labor matters;

•	intellectual property matters; and

•	the absence of any undisclosed broker’s or finder’s fees.

The merger agreement also contains additional representations and warranties by Andeavor relating to the following, among other things:

•	the number of and vesting schedule for Andeavor equity awards;

•	insurance;

•	certain material contracts;

•	compliance with anti-corruption laws;

•	hedging arrangements;

•	real and personal property; and

•	top 10 customers and top 10 suppliers.

The merger agreement also contains additional representations and warranties by MPC, Merger Sub 1 and Merger Sub 2 relating to the following, among other things:

•	the availability of funds; and

•	the capitalization of Merger Sub 1 and Merger Sub 2.

Many of the representations and warranties contained in the merger agreement are qualified by a “parent material adverse effect” or a “company material adverse effect” standard (that is, they would not be deemed untrue or incorrect unless their failure to be true and correct, individually or in the aggregate, has had or would reasonably be expected to have, as applicable, a parent material adverse effect on MPC or a company material adverse effect on Andeavor) and/or by a general materiality standard or by a knowledge standard.

A “parent material adverse effect” on MPC or a “company material adverse effect” on Andeavor, as applicable, means any fact, event, change, circumstance or effect that, individually or in the aggregate with all other events, changes, circumstances or effects, is materially adverse to the assets, properties, business, conditions (financial or otherwise) and/or results of operations of (with respect to the definition of a parent material adverse effect) MPC and its subsidiaries, taken as a whole, or (with respect to the definition of a company material adverse effect) Andeavor and its subsidiaries, taken as a whole, excluding any effect to the extent resulting from any of the following:

•	the announcement or (subject to certain exceptions) completion of the transactions contemplated by the merger agreement;

•	any litigation brought by or on behalf of any current or former holder of shares of (with respect to the definition of parent material adverse effect) MPC common stock or (with respect to the definition of company material adverse effect) Andeavor common stock, in their capacities as such, arising from allegations of any breach of fiduciary duty or violation of law relating to the merger agreement or merger; and

•	any action taken (or omitted to be taken) at the written request of (with respect to the definition of company material adverse effect) MPC or (with respect to the definition of parent material adverse effect) Andeavor, or that is expressly required by the merger agreement, or the failure to take any specific action expressly prohibited by the merger agreement for which (with respect to the definition of company material adverse effect) MPC or (with respect to the definition of parent material adverse effect) Andeavor declined to consent.

The definitions of “company material adverse effect” and “parent material adverse effect” also exclude any effect to the extent resulting from any of the following, provided that such exclusions will not prevent or otherwise affect a determination that any change, event, circumstance or development underlying such matter has resulted in, or contributed to, a “company material adverse effect” or as applicable, a “parent material adverse effect”:

•	any failure by (with respect to the definition of parent material adverse effect) MPC and its subsidiaries or (with respect to the definition of company material adverse effect) Andeavor and its subsidiaries to meet any estimates or projections of financial performance for any period ending on or after the date of the merger agreement and prior to the closing; and

•	a decline in the price or trading volume of Andeavor common stock or the equity securities of any subsidiary of Andeavor (or as applicable, of MPC common stock or the equity securities of any subsidiary of MPC) on the NYSE.

Except to the extent that they primarily relate only to, have the effect of primarily relating only to, or disproportionately adversely affect (with respect to the definition of parent material adverse effect) MPC or its subsidiaries or (with respect to the definition of company material adverse effect) Andeavor and its subsidiaries, the following are also excluded from the definition of a “parent material adverse effect” or, as applicable, a “company material adverse effect”:

•	changes in the economy or financial markets generally in the United States or any other country or changes that are the results of acts of war, sabotage or terrorism or of natural disasters;

•	changes that are the result of factors generally affecting the petrochemical refining or pipeline industries;

•	changes in law or in U.S. GAAP after the date of the merger agreement; and

•	changes in the price of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products, natural gas liquids or crack spreads.

Interim Operations of Andeavor and MPC Pending the Merger

Under the terms of the merger agreement, Andeavor has agreed, subject to certain exceptions in the merger agreement and the disclosure letter it delivered to MPC in connection with the merger agreement, that, after April 29, 2018 until the earlier of the effective time of the first merger and the termination of the merger agreement, unless MPC gives its approval in writing (such approval not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly contemplated by the merger agreement or as required by applicable law:

•	the business of Andeavor and its subsidiaries will be conducted in the ordinary and usual course; and

•	Andeavor and its subsidiaries will use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, distributors, creditors, lessors, insurers, employees, unions and business associates and keep available the services of its and its subsidiaries’ then-present officers, employees and agents and maintain their material tangible assets in good working order.

In addition, Andeavor has agreed, subject to certain exceptions set forth in the merger agreement and the disclosure letter it delivered to MPC in connection with the merger agreement, that, from April 29, 2018 until the earlier of the effective time of the first merger or the termination of the merger agreement, except as otherwise expressly required by the merger agreement, as MPC may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) Andeavor will not, and will not permit its subsidiaries to do the following, among other things:

•	amend its certificate of incorporation or bylaws or the applicable governing documents of any subsidiary or the terms of any security of Andeavor or its subsidiaries;

•	merge or consolidate itself or any of its subsidiaries with any other person, restructure, reorganize or completely or partially liquidate or sell or otherwise dispose of Andeavor’s interests in Andeavor Logistics, or in the general partner of Andeavor Logistics;

•	acquire securities or assets (i) that constitute a business; (ii) outside the ordinary course of business with a value or purchase price exceeding $250 million in any transaction or series of related transactions (subject to exceptions for acquisitions pursuant to contracts already in effect and disclosed to MPC); or (iii) in connection with dropdown transactions that have not been listed in the disclosure letter Andeavor delivered to MPC in connection with the merger agreement (subject to exceptions for acquisitions pursuant to contracts already in effect and disclosed to MPC);

•

issue, sell, pledge, dispose of, grant, transfer, or encumber shares of capital stock of Andeavor or any of its subsidiaries or securities convertible into or exchangeable or exercisable for any such shares of capital stock or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, subject to certain exceptions, including in connection with issuances of Andeavor common stock or Andeavor Logistics common units in connection with equity award plans, issuances of common units of Andeavor Logistics in the ordinary course of business, consistent with past practice (provided that such issuance does not have as its purpose or effect a significant dilution of Andeavor’s equity interest in Andeavor Logistics);

•	make any loans, advances or capital contributions to or investments in any person in excess of $5 million in the aggregate, subject to certain limited exceptions for trade credit and similar loans and advances made to employees, customers and suppliers in the ordinary course of business consistent with past practice;

•	declare, set aside or pay any dividend or other distribution in respect of its capital stock, subject to certain exceptions, including for regular quarterly cash dividends by Andeavor not in excess of $0.59 per share of Andeavor common stock per fiscal quarter and for cash distributions by Andeavor Logistics to the holders of its common units at such times and in such amounts as is generally consistent with Andeavor Logistics’ past practice;

•	enter into any agreement with respect to the voting of its capital stock;

•	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (subject to an exception for the withholding of shares of Andeavor common stock to satisfy witholding tax obligations);

•	incur indebtedness for borrowed money, guarantee indebtedness for borrowed money of another person, or issue or sell debt securities, warrants or other rights to acquire debt securities of Andeavor or any of its subsidiaries, except (i) for indebtedness for borrowed money incurred in the ordinary course of business pursuant to Andeavor’s existing revolving, swingline or letter of credit facilities, (ii) certain guarantees by Andeavor or its affiliates and (iii) in connection with certain derivative arrangements;

•	make or authorize capital expenditures, except for (i) capital expenditures that do not, in any calendar year, exceed the aggregate capital expenditure amount for such year set forth in Andeavor’s disclosure letter, and (ii) additional capital expenditures that do not exceed $75 million in the aggregate during any 12-month period;

•	adversely amend, adversely modify, terminate or waive any material right under certain types of “material contracts” (as defined in the merger agreement) or, subject to certain exceptions, enter into any contract that would have been a material contract (as defined in the merger agreement) if it had been entered into before the merger agreement was executed;

•	make any material changes with respect to accounting policies or procedures, except as required by changes in U.S. GAAP after the date of the merger agreement, or any changes in its fiscal year, or any material changes in internal accounting controls or disclosure controls and procedures that could reasonably be expected to negatively affect Andeavor or Andeavor Logistics;

•	settle, propose to settle or compromise any action before a governmental entity, if such settlement, proposed settlement or compromise (i) involves the payment of money damages in excess of $15 million in the aggregate (together with all other settlements or compromises after the date of the merger agreement), net of insurance, (ii) imposes any material equitable or non-monetary relief, penalty or restriction on Andeavor or any of its subsidiaries or (iii) would reasonably be expected to affect the rights or defenses available to Andeavor or its subsidiaries in certain related or similar claims;

•	make, change or rescind any material tax election, change or consent to any change in its or its subsidiaries’ material method of accounting for tax purposes (except as required by applicable tax law), settle, compromise, concede or abandon any material tax liability, claim or assessment, enter into any material closing agreement, waive or extend any statute of limitations with respect to material taxes or obtain any material tax ruling;

•	transfer, sell, lease, license, surrender, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, product lines or businesses or those of any of its subsidiaries, including any equity interests of any of its subsidiaries, subject to certain limited exceptions including (i) in connection with goods or services provided in the ordinary course of business; (ii) sales of obsolete assets, (iii) certain sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $25 million in the aggregate, (iv) certain dropdown transactions; (v) pursuant to certain contracts in effect prior to April 29, 2018; or (vi) non-exclusive licenses to Andeavor intellectual property granted in the ordinary course of business;

•	except as required by applicable law, any Andeavor labor agreement(s) in effect as of April 29, 2018 or the terms of any Andeavor benefit plan existing as of April 29, 2018, (i) increase in any manner the compensation or benefits of any current or former directors, officers, employees, or independent contractors (who are natural persons) of Andeavor or its subsidiaries, (ii) without the prior consent of the Chief Executive Officer of MPC, which consent will not be unreasonably withheld, conditioned or delayed, pay or award, or commit to pay or award, any bonuses or incentive compensation, (iii) accelerate any rights or benefits under, or, other than in the ordinary course of business consistent with past practice, make any material determinations or interpretations with respect to any Andeavor benefit plan, (iv) accelerate the time of funding or payment of, or increase the amount required to fund, any Andeavor benefit plan, or fund any rabbi trust or similar arrangement associated with or intended to satisfy liabilities under any Andeavor benefit plan, (v) forgive any loans, or issue any loans (other than routine travel advances issued in the ordinary course of business) to any of its or its subsidiaries’ directors, officers, employees or independent contractors, (vi) grant any new awards under any Andeavor benefit plan, (vii) enter into, establish, amend or terminate any Andeavor benefit plan or any other agreement or arrangement which would be an Andeavor benefit plan if it were in effect on the date of this Agreement other than as required by applicable Law, (viii) enter into, establish, amend, renegotiate or terminate any collective bargaining agreement, (ix) hire any employee of Andeavor or any of its subsidiaries or engage any other individual to provide services to Andeavor or any of its subsidiaries, other than the hiring of employees with base pay not in excess of $250,000, (x) without the prior consent of the Chief Executive Officer of MPC, which consent will not be unreasonably withheld, conditioned or delayed, promote any employee who is an officer to a position more senior than such employee’s position as of April 29, 2018, or promote a non-officer employee to an officer position, or (xi) terminate the employment of any executive officer other than for cause;

•	effectuate a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder; or

•	agree, authorize or commit to do any of the above.

In addition, MPC has agreed, subject to certain exceptions set forth in the merger agreement and the disclosure letter it delivered to Andeavor in connection with the merger agreement, and other than with respect to MPLX, that, from April 29, 2018 until the earlier of the completion of the first merger and the termination of the merger agreement, except as otherwise expressly required by the merger agreement, or as Andeavor may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) MPC will not, among other things:

•	amend its certificate of incorporation or bylaws or the applicable governing documents of any subsidiary or the terms of any security of MPC;

•	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire any of its capital stock;

•	declare, set aside or pay any dividend or other distribution in respect of its capital stock, subject to certain exceptions, including for regular quarterly cash dividends by MPC not in excess of $0.46 per share of MPC common stock per fiscal quarter and MPC may give effect to dividend equivalent rights with respect to grants under MPC stock plans;

•	repurchase any shares of MPC common stock at a premium;

•	restructure, reorganize or completely or partially liquidate, subject to exceptions, including for any restructuring, reorganization or complete or partial liquidation of MPLX;

•	acquire any person or any business or division thereof, or otherwise acquire any assets, unless such acquisition or the entering into of a definitive agreement relating to or the completion of such transaction would not reasonably be expected to (i) impose any material delay in the obtaining of, or increase in any material respect the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any governmental entity necessary to complete the merger or the expiration or termination of any applicable waiting or approval period, (ii) increase the risk in any material respect of any governmental entity entering an order prohibiting the completion of the merger or (iii) increase in any material respect the risk of not being able to remove any such order on appeal or otherwise;

•	issue, sell, pledge, dispose of, grant, transfer, or encumber shares of capital stock of MPC or any of its subsidiaries or securities convertible into or exchangeable or exercisable for any such shares of capital stock or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, subject to certain exceptions, including in connection with issuances of MPC common stock in connection with equity award plans, issuances of securities of a subsidiary to MPC or any other MPC subsidiary and certain grants of new equity awards; or

•	agree, authorize or commit to do any of the above.

Andeavor has also agreed that prior to making any written communications generally disseminated to the employees of Andeavor or its subsidiaries pertaining to compensation, benefit or other matters related to the transactions contemplated by the merger agreement, it will provide MPC with a reasonable period of time to review and comment on the communication, and Andeavor and MPC will cooperate in providing any such mutually agreeable communication.

Non-Solicitation of Acquisition Proposals; Changes of Recommendation

Non-Solicitation

The merger agreement contains detailed provisions outlining the circumstances in which MPC and Andeavor may respond to acquisition proposals received from third parties. Under these provisions, each of MPC and Andeavor has agreed that it and its subsidiaries will not (and that it and its subsidiaries will cause their subsidiaries and their and their subsidiaries’ respective officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively referred to as representatives, not to), directly or indirectly:

•	initiate, solicit or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an “acquisition proposal” (as described below);

•	participate in any discussions or negotiations relating to, or that would reasonably be expected to lead to, an acquisition proposal, with any third party that is reasonably likely to be considering or seeking to make, or has made since April 29, 2017, an acquisition proposal;

•	make available to any third party that is reasonably likely to be considering or seeking to make, or has made since April 29, 2017, an acquisition proposal, any non-public information or data relating to, or that would reasonably be expected to lead to, an acquisition proposal; or

•	enter into any contract relating to, or that would reasonably be expected to lead to, an acquisition proposal.

Notwithstanding the above restrictions, MPC and Andeavor and their respective representatives are permitted to seek to clarify the terms and conditions of any inquiry or proposal to determine whether it constitutes a bona fide acquisition proposal (as defined below) and are permitted to inform third parties making acquisition proposals of the restrictions imposed by the “no shop” or “non-solicitation” provisions of the merger agreement.

Each of MPC and Andeavor is required not to, and is required to cause its subsidiaries not to, terminate, waive, amend, release or modify any standstill or other similar provision of any confidentiality agreement to which they are a party in connection with an acquisition proposal or other proposal, inquiry or offer that would reasonably be expected to lead to an acquisition proposal, and is required to enforce the provisions of any such confidentiality agreements to the fullest extent permitted under the law, except in each case if its board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Delaware law.

MPC Restrictions on Changes of Recommendation

Subject to certain exceptions described below, the MPC board (and each committee thereof) may not:

•	fail to include in this joint proxy statement/prospectus its recommendation that MPC stockholders approve the MPC issuance proposal;

•	withhold or withdraw, or directly or indirectly qualify or modify in a manner that is adverse to Andeavor, its recommendation that MPC stockholders approve the MPC issuance proposal, or its approval of the merger agreement or the merger, or publicly propose to do so;

•	make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or fail to recommend against acceptance of such tender or exchange offer by close of business on the earlier of the 10th business day after the commencement of such offer and the second business day prior to the MPC special meeting;

•	adopt, approve, recommend to its stockholders, endorse or otherwise declare advisable any acquisition proposal for MPC, or resolve, agree or publicly propose to do so, except as set forth below; or

•	except with respect to tender and exchange offers (discussed above), fail to publicly reaffirm its recommendation that MPC stockholders approve the MPC issuance proposal within three business days following receipt of a written notice from Andeavor requesting such reaffirmation delivered after the public announcement of an acquisition proposal for MPC has become publicly known (or if earlier, by the date that is two business days prior to the MPC special meeting).

The taking of any of the actions described in any of the five bullets above is referred to as an adverse MPC recommendation change.

Andeavor Restrictions on Changes of Recommendation

Similarly, and subject to certain exceptions described below, the Andeavor board (and each committee thereof) may not:

•	fail to include in this joint proxy statement/prospectus its recommendation that Andeavor stockholders approve the Andeavor merger proposal;

•	withhold or withdraw, or directly or indirectly qualify or modify in a manner that is adverse to MPC, Merger Sub 1 or Merger Sub 2, its recommendation that Andeavor stockholders approve the Andeavor merger proposal, or its approval of the merger agreement or the merger, or publicly propose to do so;

•	make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or fail to recommend against acceptance of such tender or exchange offer by close of business on the earlier of the 10th business day after the commencement of such offer and the second business day prior to the Andeavor special meeting;

•	adopt, approve, recommend to its stockholders, endorse or otherwise declare advisable any acquisition proposal for Andeavor, or resolve, agree or publicly propose to do so, except as set forth below; or

•	except with respect to tender and exchange offers (discussed above), fail to publicly reaffirm its recommendation that Andeavor stockholders approve the Andeavor merger proposal within three business days following receipt of a written notice from MPC requesting such reaffirmation delivered after the public announcement of an acquisition proposal for Andeavor has become publicly known (or if earlier, by the date that is two business days prior to the Andeavor special meeting).

The taking of any of the actions described in any of the five bullets above is referred to as an adverse Andeavor recommendation change.

MPC: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal

At any time prior to the time that the MPC issuance proposal has been approved by MPC stockholders, if MPC receives a bona fide acquisition proposal that did not result from a breach of the no-shop provisions of the merger agreement, MPC may take any of the following actions if the MPC board determines in good faith (after consultation with outside counsel where required by the merger agreement) that failure to take such actions would be inconsistent with their fiduciary duties under Delaware law:

•	engage in negotiations or discussions with the third party making the acquisition proposal, furnish to such third party or its representatives information relating to it and its subsidiaries, and afford such third party and its representatives access to its and its subsidiaries’ business, properties, assets, books and records pursuant to a confidentiality agreement with confidentiality terms that are no less restrictive, in the aggregate, than those contained in the confidentiality agreement between Andeavor and MPC; provided that the MPC board determines, after consultation with its outside legal counsel and financial advisor, that the acquisition proposal constitutes a “superior proposal.” MPC and its subsidiaries are required to, and to cause their representatives to, terminate any such permitted negotiations, discussion and information access promptly (and in any event within 24 hours) following the time that the MPC board determines in good faith that the acquisition proposal does not constitute and would not reasonably be expected to result in a superior proposal; and

•	(1) make an adverse MPC recommendation change in respect of an acquisition proposal, or (2) terminate the merger agreement, pay the reverse termination fee and enter into an alternative acquisition agreement with respect to an acquisition proposal, if (i) the MPC board determines in good faith, after consultation with its outside counsel and financial advisor that such acquisition proposal constitutes a superior proposal and (ii) the MPC board complied with the match right obligations described below.

Prior to effecting an adverse MPC recommendation change or terminating the merger agreement in the situation described in the immediately preceding bullet, MPC is required to comply with certain “match right” obligations. Specifically, the MPC board must (i) have given Andeavor four business days’ notice of its intention to make such an adverse MPC recommendation change or so terminate the merger agreement and include certain specified information in such notice, (ii) have negotiated in good faith with Andeavor (to the extent Andeavor so wished to negotiate) during that four business day period concerning any revisions to the merger agreement and voting agreement proposed by Andeavor and (iii) following such negotiations, have determined that a failure to effect such an adverse MPC recommendation change or so terminate the merger agreement in response to the superior proposal, taking into account any changes committed by Andeavor in writing to be made to the merger agreement and the voting agreement, continues to be inconsistent with the fiduciary duties of the MPC board under Delaware law. The four business day match right period described above will be renewed for further three business day periods each time any revisions are made to the financial or other material terms of the superior proposal that is the subject of the match right obligation.

MPC: Permitted Changes of Recommendation in Connection with Intervening Events

At any time prior to the time that the MPC issuance proposal has been approved by MPC stockholders, if an MPC intervening event (as defined below) occurs and the MPC board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an adverse MPC recommendation change in response to such MPC intervening event would be inconsistent with its fiduciary duties under Delaware law, the MPC board may make an adverse MPC recommendation change in response to such MPC intervening event provided that the following procedures are complied with. In order to effect an adverse MPC recommendation change in response to an MPC intervening event, the MPC board must (i) have given Andeavor four business days’ notice of such intention, (ii) have negotiated in good faith with Andeavor (to the extent Andeavor so wished to negotiate) during that four business day period concerning any revisions to the merger agreement and voting agreement proposed by Andeavor and (iii) following such negotiations, have determined that a failure to effect an adverse MPC recommendation change in response to the MPC intervening event, taking into account any changes committed by Andeavor in writing to be made to the merger agreement and the voting agreement, continues to be inconsistent with the fiduciary duties of the MPC board under Delaware law.

An “MPC intervening event” is any material change, development or occurrence that (i) first became known to the MPC board after April 29, 2018 and was not reasonably foreseeable by the MPC board as of April 29, 2018 or (ii) if known (or reasonably foreseeable) as of April 29, 2018, the consequences of such change, development or occurrence were not known to or reasonably foreseeable by the MPC board as of April 29, 2018. Certain matters are specifically excluded from being MPC intervening events, as further specified in the merger agreement, including the receipt, existence or terms of any acquisition proposal or any change in the price and/or trading volume of Andeavor common stock, MPC common stock or the equity of any subsidiary of Andeavor or MPC on the NYSE. In addition, an opportunity to acquire any assets, securities, properties or businesses, or enter into any licensing, collaboration or similar arrangement, will not constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been an MPC intervening event.

Andeavor: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal

At any time prior to the time that the Andeavor merger proposal has been approved by Andeavor stockholders, if Andeavor receives a bona fide acquisition proposal that did not result from a breach of the no-shop provisions of the merger agreement, Andeavor may take any of the following actions if its board of directors determines in good faith (after consultation with outside counsel where required by the merger agreement) that failure to take such actions would be inconsistent with their fiduciary duties under Delaware law:

•	engage in negotiations or discussions with the third party making the acquisition proposal, furnish to such third party or its representatives information relating to it and its subsidiaries, and afford such third party and its representatives access to its and its subsidiaries’ business, properties, assets, books and records pursuant to a confidentiality agreement with confidentiality terms that are no less restrictive, in the aggregate, than those contained in the confidentiality agreement between Andeavor and MPC; provided that the Andeavor board determines, after consultation with its outside legal counsel and financial advisor, that the acquisition proposal constitutes a “superior proposal.” Andeavor and its subsidiaries are required to, and to cause their representatives to, terminate any such permitted negotiations, discussion and information access promptly (and in any event within 24 hours) following the time that the Andeavor board determines in good faith that the acquisition proposal does not constitute and would not reasonably be expected to result in a superior proposal; and

•	(1) make an adverse Andeavor recommendation change in respect of an acquisition proposal, or (2) terminate the merger agreement, pay the termination fee and enter into an alternative acquisition agreement with respect to an acquisition proposal, if (i) the Andeavor board determines in good faith, after consultation with its outside counsel and financial advisor that such acquisition proposal constitutes a superior proposal and (ii) the Andeavor board has complied with the match right obligations described below.

Prior to effecting an adverse Andeavor recommendation change or terminating the merger agreement in the situation described in the immediately preceding bullet, Andeavor is required to comply with certain “match right” obligations. Specifically, the Andeavor board must (i) have given MPC four business days’ notice of its intention to make such an adverse Andeavor recommendation change or so terminate the merger agreement and include certain specified information in such notice, (ii) have negotiated in good faith with MPC (to the extent MPC so wished to negotiate) during that four business day period concerning any revisions to the merger agreement and voting agreement proposed by MPC and (iii) following such negotiations, have determined that a failure to effect such an adverse Andeavor recommendation change or so terminate the merger agreement in response to the superior proposal, taking into account any changes committed by MPC in writing to be made to the merger agreement and the voting agreement, continues to be inconsistent with the fiduciary duties of the Andeavor board under Delaware law. The four business day match right period described above will be renewed for further three business day periods each time any revisions are made to the financial or other material terms of the superior proposal that is the subject of the match right obligation.

Andeavor: Permitted Changes of Recommendation in Connection with Intervening Events

At any time prior to the time that the Andeavor merger proposal has been approved by Andeavor stockholders, if an Andeavor intervening event (as defined below) occurs and the Andeavor board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an adverse Andeavor recommendation change in response to such Andeavor intervening event would be inconsistent with its fiduciary duties under Delaware law, the Andeavor board may make an adverse Andeavor recommendation change in response to such Andeavor intervening event provided that the following procedures are complied with. In order to effect an adverse Andeavor recommendation change in response to an Andeavor intervening event, the Andeavor board must (i) have given MPC four business days’ notice of such intention, (ii) have negotiated in good faith with MPC (to the extent MPC so wished to negotiate) during that four business day period concerning any revisions to the merger agreement and voting agreement proposed by MPC and (iii) following such negotiations, have determined that a failure to effect an adverse Andeavor recommendation change in response to the Andeavor intervening event, taking into account any changes committed in writing to be made to the merger agreement and the voting agreement, continues to be inconsistent with the fiduciary duties of the Andeavor board under Delaware law.

An “Andeavor intervening event” is any material change, development or occurrence that (i) first became known to the Andeavor board after April 29, 2018 and was not reasonably foreseeable by the Andeavor board as of April 29, 2018 or (ii) if known (or reasonably foreseeable) as of April 29, 2018, the consequences of such change, development or occurrence were not known to or reasonably foreseeable by the Andeavor board as of April 29, 2018. Certain matters are specifically excluded from being Andeavor intervening events, as further specified in the merger agreement, including the receipt, existence or terms of any acquisition proposal or any change in the price and/or trading volume of Andeavor common stock, MPC common stock or the equity of any subsidiary of Andeavor or MPC on the NYSE.

Certain Permitted Disclosure

Nothing in the merger agreement prevents Andeavor or MPC or either of their boards of directors from taking and disclosing to its stockholders a position contemplated by applicable Exchange Act rules with regard to an acquisition proposal or from making any legally required disclosure to stockholders with regard to the transactions contemplated by the merger agreement; however, if such disclosure does not reaffirm, in the case of MPC, MPC’s recommendation that its stockholders vote in favor of the MPC issuance proposal or, in the case of Andeavor, Andeavor’s recommendation that its stockholders vote in favor of the Andeavor merger proposal, such disclosure will be deemed to be an adverse MPC recommendation change, or as applicable, an adverse Andeavor recommendation change, and the other party will have the right to terminate the merger agreement in connection with such change of recommendation.

Definition of Acquisition Proposal

For purposes of the merger agreement, the term “acquisition proposal” means, with respect to MPC:

•	any proposal or offer from any third party with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving MPC and/or its subsidiaries with respect to assets that constitute 50% or more of the assets, revenues or net income of MPC and/or its subsidiaries, taken as a whole;

•	any acquisition by a third party resulting in, or proposal or offer (including any tender offer or exchange offer) from a third party that if consummated would result in, a third party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, 50% or more of the consolidated total assets (including equity securities of MPC’s subsidiaries, as applicable), revenues or net income of MPC; or

•	any acquisition by a third party resulting in, or proposal or offer (including any tender offer or exchange offer) from a third party that if consummated would result in, a third party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, 50% or more of the total voting power of, or of any class of, equity securities of MPC or any of its subsidiaries.

Proposals and offers with respect to dropdown transactions or incentive distribution right buybacks between MPC or any of its subsidiaries on the one hand and MPLX and its subsidiaries on the other hand, are deemed not to be acquisition proposals.

For purposes of the merger agreement, the term “acquisition proposal” means, with respect to Andeavor:

•	any proposal or offer from any third party with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving Andeavor and/or its subsidiaries with respect to assets that constitute 15% or more of the assets, revenues or net income of Andeavor and/or its subsidiaries, taken as a whole;

•	any acquisition by a third party resulting in, or proposal or offer (including any tender offer or exchange offer) from a third party that if consummated would result in, a third party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, 15% or more of the consolidated total assets (including equity securities of Andeavor’s subsidiaries, as applicable), revenues or net income of Andeavor; or

•	any acquisition by a third party resulting in, or proposal or offer (including any tender offer or exchange offer) from a third party that if consummated would result in, a third party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, 15% more of the total voting power of, or of any class of, equity securities of Andeavor or any of its subsidiaries.

Proposals and offers with respect to dropdown transactions between Andeavor or any of its subsidiaries on the one hand and Andeavor Logistics or any of its subsidiaries on the other hand, are deemed not to be acquisition proposals.

Definition of Superior Proposal

For purposes of the merger agreement, the term “superior proposal” means a bona fide written acquisition proposal not solicited in violation of the “no-shop” provisions of the merger agreement that the Andeavor board or the MPC board, as applicable, has determined in its good faith judgment, after consultation with its outside legal counsel and financial advisor, (i) is reasonably capable of being consummated in accordance with its terms and (ii) if consummated, would be more favorable to its stockholders from a financial point of view than the transaction contemplated by the merger agreement, taking into account any revisions to the merger agreement and the voting agreement committed to in writing by the other party to the merger agreement.

In determining whether an acquisition proposal is more favorable to its stockholders for purposes of the preceding paragraph, the Andeavor board and/or the MPC board, as applicable, is required to take into account:

•	the terms and conditions of the acquisition proposal and all other relevant factors (including all legal, financial and regulatory aspects of the acquisition proposal and the person making the acquisition proposal); and

•	the certainty of completion and the time likely to be required to consummate such acquisition proposal.

For purposes of determining whether an acquisition proposal is a superior proposal, only acquisition proposals involving (i) 66% of more of the assets, revenues or net income of Andeavor and its subsidiaries (or as applicable, MPC or its subsidiaries) or (ii) 66% or more of the total voting power of, or of any class of equity securities of, Andeavor or its subsidiaries (or as applicable, MPC or its subsidiaries) may be considered.

Notice

Under the terms of the merger agreement, each of MPC and Andeavor has also agreed to notify the other promptly (but in no event later than 24 hours) after receipt by it (or any of its representatives) of any (i) acquisition proposal, (ii) inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal or (iii) request for information relating to such party or any of its subsidiaries or for access to the business, properties, assets, books or records of such party or any of its subsidiaries, in each case by any person that is reasonably likely to be considering or seeking to make, or has made within the 12 months preceding April 29, 2018, an MPC acquisition proposal or an Andeavor acquisition proposal, as applicable. Such notice must include the material terms and conditions of the applicable acquisition proposal, inquiry, proposal, offer or request, copies of any material written communications and draft documentation received relating to such acquisition proposal and indicating the name of the person making such acquisition proposal, inquiry, proposal, offer or request, and thereafter the notifying party will keep the other party reasonably informed, on a timely basis, of the status and material terms of any such acquisition proposal, inquiry, proposal, offer or request (including any amendments thereto) and the status of any discussions or negotiations with such third party or its representatives and provide copies of all material written communications and draft documentation received relating to such acquisition proposal.

Special Meetings

MPC Special Meeting

MPC has agreed to convene and hold a meeting of its stockholders to consider and vote upon the MPC issuance proposal as soon as reasonably practicable, but in any event within 35 calendar days, after the commencement of mailing of this joint proxy statement/prospectus. MPC may make one or more postponements or adjournments of the MPC special meeting to the extent that MPC believes in good faith that such a postponement or adjournment is reasonably necessary to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to MPC stockholders within a reasonable amount of time in advance of the MPC special meeting, to allow reasonable time to solicit additional proxies necessary to obtain the approval of the MPC issuance proposal from MPC stockholders (subject to an 11 business day limit in connection with any individual commencement of an MPC acquisition proposal that is a tender offer or an exchange offer), to ensure that there are sufficient shares of MPC common stock represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the MPC special meeting or otherwise where required to comply with applicable law. The MPC special meeting must be held even if there is an adverse MPC recommendation change or an adverse Andeavor recommendation change, unless the merger agreement has been terminated. Unless there has been an adverse MPC recommendation change, the MPC board is required to take all lawful action necessary, proper or advisable on its part to solicit the approval by MPC stockholders of the MPC issuance proposal, the MPC authorized stock COI amendment proposal and the MPC board size COI amendment.

Andeavor Special Meeting

Andeavor has agreed to convene and hold a meeting of its stockholders to consider and vote upon the Andeavor merger proposal as soon as reasonably practicable, but in any event within 35 calendar days, after the commencement of mailing of this joint proxy statement/prospectus. Andeavor may make one or more postponements or adjournments of the Andeavor special meeting to the extent that Andeavor believes in good faith that such a postponement or adjournment is reasonably necessary to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to Andeavor stockholders within a reasonable amount of time in advance of the Andeavor special meeting, to allow reasonable time to solicit additional proxies necessary to obtain the approval of the Andeavor merger proposal from Andeavor stockholders (subject to an 11 business day limit in connection with any individual commencement of an Andeavor acquisition proposal that is a tender offer or an exchange offer), to ensure that there are sufficient shares of Andeavor common stock represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Andeavor special meeting or otherwise where required to comply with applicable law. The Andeavor special meeting must be held even if there is an adverse Andeavor recommendation change or an adverse MPC recommendation change, unless the merger agreement has been terminated. Unless there has been an adverse Andeavor recommendation change, the Andeavor board is required to take all lawful action necessary, proper or advisable on its part to solicit the approval by Andeavor stockholders of the Andeavor merger proposal.

Timing of Special Meetings

Under the terms of the merger agreement, MPC and Andeavor are required to cooperate to schedule and convene the MPC special meeting and the Andeavor special meeting on the same day, and to establish the same record date for both the MPC special meeting and the Andeavor special meeting.

Reasonable Best Efforts; Regulatory Filings and Other Actions

Reasonable Best Efforts

MPC and Andeavor have agreed in the merger agreement to cooperate with each other and use (and cause their respective subsidiaries to use) their respective reasonable best efforts to take all actions reasonably necessary, proper or advisable on their respective parts under the merger agreement and applicable laws to complete and make effective the merger and the other transactions contemplated by the merger agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to complete the merger or any other transaction contemplated by the merger agreement, including filing a Notice and Report Form with the FTC and the Antitrust Division of the DOJ under the HSR Act, as amended. The initial HSR Act filing will be made as promptly as reasonably practicable. The merger agreement also states that Andeavor, at the request of MPC, will, on a one-time basis, agree to extend the waiting period with respect to the merger under the HSR Act for up to 30 days and/or pull and promptly refile the HSR Act notice and report forms filed in respect of the merger.

Burdensome Condition

The parties have agreed that nothing in the merger agreement, including the reasonable best efforts obligation mentioned above, requires or will be construed to require MPC to agree to or to take an action (or consent to Andeavor or any Andeavor subsidiary agreeing to take, or taking, any action) that would constitute a burdensome condition. A “burdensome condition” includes any terms, conditions, liabilities, obligations or commitments that would obligate or require MPC, Andeavor or any of their respective subsidiaries to agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, any assets, licenses, operations, rights, product lines, businesses or interest therein, or agree to any material changes (including through a licensing arrangement) or restriction on, or other impairment of MPC’s or Andeavor’s ability to own or operate, any assets, licenses, operations, rights, product lines, businesses or interest therein of MPC, Andeavor or any of their respective subsidiaries, if doing so would cause MPC or Andeavor to take, or cause to be taken, or commit to take, or commit to cause to be taken, any such action that relates to assets, businesses or product lines of Andeavor or of MPC, representing, in the aggregate, revenue in excess of $100 million.

Andeavor may not take or agree to take any action constituting a burdensome condition without MPC’s written consent, which may be granted or withheld in MPC’s sole discretion; however, Andeavor has agreed to take such actions if MPC so requests in writing, to the extent the taking of such action is conditioned upon the occurrence of the merger.

Litigation

The parties have agreed that nothing in the merger agreement requires or will be construed to require, MPC or any of its affiliates to defend any litigation or any similar proceeding if the DOJ or the FTC authorizes its staff to seek a preliminary injunction or a restraining order to enjoin the completion of the merger. MPC has agreed that if it chooses to defend any litigation brought by the FTC, the Antitrust Division of the DOJ or any state attorney general in connection with their review of the merger, it will reimburse Andeavor for any reasonable and documented expenses and costs (including out-of-pocket auditor’s and attorney’s fees and expenses) incurred in connection with the involvement of Andeavor or its subsidiaries or representatives with such litigation.

Control and Information Sharing

The merger agreement gives MPC the right to direct all matters with any governmental entity in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement, subject to applicable law and certain consultation obligations.

In addition, subject to certain exceptions specified in the merger agreement, Andeavor and MPC have agreed to keep each other apprised of the status of matters relating to completion of the transactions contemplated by the merger agreement and to furnish each other, upon request, with all information concerning itself, its subsidiaries, affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of MPC, Andeavor, or their respective subsidiaries to any third party and/or governmental entity in connection with the merger and other transactions contemplated by the merger agreement.

Takeover Laws

MPC and Andeavor have agreed in the merger agreement that if any takeover statute is or may become applicable to the merger or the other transactions contemplated by the merger agreement or the voting agreement, each of them and their respective boards will grant such approvals and take such actions as are necessary so that such transactions may be completed as promptly as practicable on the terms contemplated by the merger agreement and the voting agreement and otherwise act to eliminate (or to the extent elimination is not possible, to minimize) the effects of such statute or regulation on such transactions.

Employee Matters

The merger agreement provides that during the period commencing at the effective time of the first merger until the one-year anniversary of the effective time of the first merger, MPC will provide to each employee who is employed by Andeavor or its subsidiaries as of the effective time of the first merger, who is referred to as a company employee, for so long as the company employee remains employed by MPC or the surviving company during such one-year period, with base salary or regular hourly wage and a target annual cash bonus opportunity which are, in the aggregate, no less favorable than the base salary or regular hourly wage and target annual cash bonus opportunity provided to the company employee immediately prior to the effective time of the first merger. Additionally, MPC will provide each company employee severance, retirement and welfare benefits that are comparable in the aggregate to those provided to the company employee immediately prior to the effective time of the first merger; provided, however, that such requirements will not apply to company employees who are covered by an Andeavor labor agreement.

For purposes of vesting, eligibility to participate, benefit entitlement and level of benefits under MPC’s benefit plans providing benefits to any company employees after the effective time of the first merger, each company employee will be credited with his or her years of service with Andeavor and its subsidiaries immediately prior to the effective time of the first merger to the extent such service was recognized by Andeavor and its subsidiaries under any similar Andeavor benefit plan in which the company employee participated or was eligible to participate immediately prior to the effective time of the first merger, except to the extent such credit would result in a duplication of benefits. In addition, to the extent such company employee is eligible to participate in a new plan, MPC will use commercially reasonable efforts (including by directing its third party insurance providers or third party administrators) to waive any waiting time in any and all new plans of the same type as any Andeavor benefit plans in which such company employee participated immediately before the consummation of the transactions contemplated by the merger agreement and for purposes of each new plan providing medical, dental, pharmaceutical and/or vision benefits to any company employee, MPC will use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements to be waived for such company employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of Andeavor or its subsidiaries in which such company employee participated immediately prior to the effective time of the first merger. MPC will use commercially reasonable efforts to cause the company employee to be given credit for amounts paid prior to the effective time of the first merger during the year in which the effective time occurs under a corresponding old plan during the same period for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such company employee and his or her covered dependents as though such amounts had been paid in accordance with the terms and conditions of the new plan.

MPC acknowledged in the merger agreement that the mergers will be a “change in control” for purposes of Andeavor’s benefit plans and agreed that MPC will honor all employee benefit obligations to current and former employees under Andeavor’s benefit plans in accordance with their terms.

If requested in writing by MPC at least 10 business days prior to the effective time of the first merger, Andeavor will terminate Andeavor’s 401(k) plan. In the event that MPC requests that such plan be terminated, MPC will permit each eligible company employee to become a participant in an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Internal Revenue Code, including all participant loans) of MPC or any of its subsidiaries, which is referred to as the MPC 401(k) Plan, and make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Internal Revenue Code) in cash or notes in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such company employee from such plan to the MPC 401(k) Plan.

Transaction Litigation

Under the terms of the merger agreement, Andeavor will control the defense and settlement of any litigation or other legal proceedings against Andeavor or any of its directors relating to the merger agreement, the merger, or other transactions contemplated by the merger agreement, except that Andeavor is required to give MPC the opportunity to participate in Andeavor’s defense or settlement of any stockholder litigation against Andeavor and/or its directors or executive officers relating to the transactions contemplated by the merger agreement, including the merger. Andeavor has agreed that it will not settle or offer to settle any litigation commenced against Andeavor or its directors, executive officers or similar persons by any stockholder of Andeavor relating to the merger agreement, the merger, or any other transaction contemplated by the merger agreement without the prior written consent of MPC, which may not be unreasonably withheld, conditioned or delayed.

Access and Reports

Subject to certain exceptions, and upon reasonable notice, Andeavor has agreed to afford MPC and MPC’s representatives reasonable access to all of its and its subsidiaries’ employees, properties, assets, books, contracts and records during normal business hours throughout the period prior to the effective time of the first merger, and to furnish promptly to MPC (i) for each month following April 29, 2018 and the closing, internally generated unaudited monthly financial statements, including cash flow statements and (ii) all information concerning its business, properties and personnel as may reasonably be requested.

Election to MPC Board of Directors

Under the terms of the merger agreement, upon approval by the MPC stockholders of the MPC board size COI amendment and promptly after the effective time of the first merger, MPC will increase the size of the MPC board and will cause four current members of the Andeavor board who will be identified by Andeavor between April 29, 2018 and prior to the closing date to be appointed to the MPC board on the closing date in director classes to be agreed by the parties between April 29, 2018 and the closing date and, subject to fiduciary obligations under applicable law, will use its reasonable best efforts to cause such individuals to be elected to the MPC board in accordance with MPC’s certificate of incorporation or bylaws or other governing documents at the first annual meeting of stockholders of MPC at which such director is eligible for election with a proxy mailing date after the effective time. If the MPC board size COI amendment proposal is not approved by MPC stockholders at the MPC special meeting, at the effective time, MPC will cause a sufficient number of directors on the MPC board to resign as directors to allow four current members of the Andeavor board to be appointed to the MPC board.

Dividend Cooperation

Andeavor and MPC have agreed to coordinate the declaration, fixing of record dates, and setting of payment dates of dividends on shares of Andeavor common stock and MPC common stock, to the extent to be declared by the respective Andeavor and MPC boards of directors, so that holders of shares of Andeavor common stock do not receive dividends on both shares of Andeavor common stock and shares of MPC common stock received in the merger in respect of any calendar quarter or fail to receive a dividend on one of either of shares of Andeavor common stock or shares of MPC common stock received in the merger in respect of any calendar quarter.

Tax Treatment

MPC and Andeavor have agreed to use their reasonable best efforts (i) not to take any action that would reasonably be expected to prevent or impede the treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and (ii) to cooperate with one another in obtaining the tax opinion referred to in the last bullet in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page  179.

Company Debt Arrangements

From April 29, 2018 through the effective time of the first merger, at MPC’s written request and subject to certain conditions, Andeavor will use its reasonable best efforts to cooperate with, and provide all reasonable assistance to, MPC in connection with any steps MPC may, in its sole discretion, determine are necessary or desirable to take in order for MPC to terminate, retire or repay, effective at or after the effective time of the first merger, some or all amounts outstanding under or commitments issued pursuant to Andeavor credit agreements.

Funding

In connection with the merger, Andeavor agreed to use and cause its subsidiaries to use its and their reasonable best efforts to cause its and their respective officers, directors, employees, accountants, consultants, investment bankers, agents and other non-legal advisor and representatives to provide to MPC all cooperation as is reasonably requested by MPC in connection with arranging, obtaining and syndicating any funding transactions undertaken by MPC or its subsidiaries in connection with the transactions contemplated by the merger agreement. For further information regarding funding in connection with the transaction, see the section entitled “The Merger—Funding of the Merger and Indebtedness Following the Merger” beginning on page  144.

Conditions to the Completion of the Merger

Under the merger agreement, the respective obligations of MPC, Andeavor, Merger Sub 1 and Merger Sub 2 to complete the merger are subject to the satisfaction or waiver at or prior to the effective time of the first merger of the following conditions:

•	MPC Stockholder Approval. The MPC issuance proposal must have been approved by the affirmative vote of a majority of votes cast by MPC stockholders present in person or by proxy at the MPC special meeting and entitled to vote on the proposal.

•	Andeavor Stockholder Approval. The Andeavor merger proposal must have been approved by holders of a majority of the outstanding shares of Andeavor common stock entitled to vote thereon at the Andeavor special meeting.

•	NYSE Listing. The shares of MPC common stock issuable to Andeavor stockholders pursuant to the merger agreement must have been authorized for listing on the NYSE, upon the official notice of issuance.

•	Regulatory Consents. The waiting period under the HSR Act applicable to the completion of the merger and the other transactions contemplated by the merger agreement must have expired or been terminated, as well as satisfaction of all approvals, notices or other requirements under other antitrust laws, without the imposition of, or requirement to agree to, any terms, conditions, liabilities, obligations or commitments that, individually or in the aggregate, constitute a burdensome condition, as defined in the section entitled “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions—Burdensome Condition” beginning on page 175.

•	Litigation. There must not have been enacted, issued, promulgated, enforced or entered by a court or other governmental entity of competent jurisdiction any applicable law that is in effect and restrains, enjoins or otherwise prohibits completion of the merger or the other transactions contemplated by the merger agreement.

•	Effectiveness of the Registration Statement. The registration statement of which this joint proxy statement/prospectus forms a part must have become effective under the Securities Act and must not be the subject of any stop order issued by the SEC or any pending proceedings initiated by the SEC seeking such a stop order.

Under the merger agreement, the obligations of MPC, Merger Sub 1 and Merger Sub 2 to complete the merger are subject to the satisfaction or waiver of the following additional conditions:

•	certain representations and warranties of Andeavor regarding aspects of its capitalization and the capitalization of Andeavor Logistics must be true and correct as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), except for such inaccuracies as would not in the aggregate be material in amount or effect;

•	the representations and warranties of Andeavor regarding the absence of any material adverse effect on Andeavor and its subsidiaries must be true and correct as of the date of the merger agreement and as of the closing as though made on and as of such date and time;

•	certain representations and warranties of Andeavor regarding due organization and validity of existence; corporate authority; approval and fairness; non-contravention with respect to the organizational documents of Andeavor or its subsidiaries; takeover statutes; and broker’s and finder’s fees must be true and correct in all material respects as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

•	the other representations and warranties of Andeavor must be true and correct, without regard to materiality, Andeavor material adverse effect, or similar qualifiers, as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have an Andeavor material adverse effect;

•	Andeavor must have performed and complied with in all material respects all of its obligations under the merger agreement required to be performed or complied with at or prior to the closing; and

•	MPC must have received a certificate signed by an executive officer of Andeavor to the effect that the foregoing closing conditions have been satisfied.

Under the merger agreement, the obligation of Andeavor to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•	certain representations and warranties of MPC, Merger Sub 1 and Merger Sub 2 regarding due organization and validity of existence; capital structure; corporate authority; approval and fairness; non-contravention with respect to the organizational documents of MPC or its subsidiaries; and broker’s and finder’s fees must be true and correct in all material respects as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date);

•	the representations and warranties of MPC, Merger Sub 1 and Merger Sub 2 regarding the absence of any material adverse effect on MPC and its subsidiaries must be true and correct as of the date of the merger agreement and as of the closing as though made on and as of such date and time;

•	the other representations and warranties of MPC, Merger Sub 1 and Merger Sub 2 must be true and correct without regard to materiality, MPC material adverse effect, or similar qualifiers, as of the date of the merger agreement and as of the closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not be reasonably be expected to have an MPC material adverse effect;

•	MPC, Merger Sub 1 and Merger Sub 2 must have performed and complied with in all material respects all of their respective obligations under the merger agreement required to be performed or complied with by them at or prior to the closing;

•	Andeavor must have received a certificate signed by an executive officer of MPC on behalf of MPC, Merger Sub 1, and Merger Sub 2 to the effect that the foregoing closing conditions have been satisfied; and

•	Andeavor must have received a written opinion from Sullivan & Cromwell LLP (or another nationally recognized law firm selected by Andeavor) substantially to the effect that for U.S. federal income tax purposes the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and MPC and Andeavor will each be a “party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code.

Termination

Termination Rights

MPC and Andeavor may terminate the merger agreement and abandon the merger at any time prior to the effective time of the first merger by mutual written consent of MPC and Andeavor.

The merger agreement may also be terminated by either MPC or Andeavor at any time prior to the effective time of the first merger in any of the following situations if the terminating party has not breached in any material respect its obligations under the merger agreement in any manner that has proximately contributed to the failure of a condition to the completion of the first merger or the failure of the completion of the first merger to occur:

•	the completion of the first merger does not occur by April 29, 2019, which is referred to as an end date termination event;

•	the MPC special meeting is held and the MPC stockholders do not approve the MPC issuance proposal at such meeting or at any permitted adjournment or postponement of such meeting, which is referred to as an MPC stockholder approval termination event;

•	the Andeavor special meeting is held and the Andeavor stockholders do not approve the Andeavor merger proposal at such meeting or at any permitted adjournment or postponement of such meeting, which is referred to as an Andeavor stockholder approval termination event; or

•	any law or order permanently restraining, enjoining or otherwise prohibiting the completion of the merger becomes final and non-appealable.

In addition, the merger agreement may be terminated by MPC:

•	solely prior to the approval of the MPC issuance proposal by MPC stockholders, in order for MPC to enter into an alternative acquisition agreement providing for the consummation of a superior proposal in compliance with the procedures described in the second bullet in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—MPC: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal” beginning on page 170, after having fully complied with the match right and other no-shop obligations under the merger agreement, provided that MPC pays the reverse termination fee prior to or concurrently with termination of the merger agreement;

•	prior to the effective time of the first merger, if an adverse Andeavor recommendation change has occurred;

•	prior to the effective time of the first merger, if there is a breach of any representation, warranty, covenant or agreement made by Andeavor in the merger agreement, or any such representation and warranty or covenant becomes untrue after the date of the merger agreement, such that the condition to closing above relating to the accuracy of the representations and warranties of Andeavor or the condition to closing above relating to the covenants or agreements of Andeavor would not be satisfied, and such breach or condition is not curable, or, if curable, is not cured prior to the earlier of 30 days after written notice thereof is given by MPC to Andeavor and the fifth business day prior to April 29, 2019, which is referred to as the Andeavor breach termination event; or

•

prior to the effective time of the first merger, if Andeavor has materially breached its no-shop covenants and such breach is not curable or, if curable, is not cured within the earlier of (i) 10 calendar days after written notice of the breach is given by MPC to Andeavor and (ii) the fifth business day prior to April 29, 2019.

Further, the merger agreement may be terminated by Andeavor:

•	solely prior to the adoption of the merger agreement by Andeavor stockholders, in order for Andeavor to enter into an alternative acquisition agreement providing for the consummation of a superior proposal in compliance with the procedures described in the second bullet in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation—Andeavor: No-Shop Exceptions; Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal” beginning on page 171, after having fully complied with the match right and other no-shop obligations under the merger agreement, provided that Andeavor pays the termination fee prior to or concurrently with termination of the merger agreement;

•	prior to the effective time of the first merger, if an adverse MPC recommendation change has occurred;

•	prior to the effective time of the first merger, if there is a breach of any representation, warranty, covenant or agreement made by MPC, Merger Sub 1 or Merger Sub 2 in the merger agreement, or any such representation and warranty or covenant becomes untrue after the date of the merger agreement, such that the condition to closing above relating to the accuracy of the representations and warranties of MPC, Merger Sub 1 and Merger Sub 2 or the condition to closing above relating to the covenants or agreements of MPC, Merger Sub 1 and Merger Sub 2 would not be satisfied, and such breach or condition is not curable, or, if curable, is not cured prior to the earlier of either 30 days after written notice thereof is given by Andeavor to MPC and the fifth business day prior to April 29, 2019, which is referred to as an MPC breach termination event; or

•	prior to the effective time of the first merger, if MPC has materially breached its no-shop covenants and such breach is not curable or, if curable, is not cured within the earlier of (i) 10 calendar days after written notice of the breach is given by Andeavor to MPC and (ii) the fifth business day prior to April 29, 2019.

Termination Fees Payable by MPC

The merger agreement requires MPC to pay Andeavor a termination fee of $800 million, which is referred to as the reverse termination fee, if:

•	Andeavor terminates the merger agreement due to an adverse MPC recommendation change;

•	Andeavor terminates the merger agreement due to an MPC breach termination event following a material breach by MPC or its representatives of certain covenants related to the filing of the proxy statement and calling the MPC special meeting, which is referred to as an MPC meeting breach termination event;

•	Andeavor terminates the merger agreement due to an MPC breach termination event following a material breach by MPC of MPC’s “no shop” obligations under the merger agreement as described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation” beginning on page 168;

•	MPC terminates the merger agreement to enter into an alternative acquisition agreement providing for the consummation of a superior proposal in accordance with the merger agreement; or

•

MPC or Andeavor terminates the merger agreement because there has been an end date termination event, an MPC stockholder approval termination event or an MPC breach termination event (other than an MPC meeting breach termination event), an acquisition proposal with respect to MPC was publicly announced after April 29, 2018 and not unconditionally withdrawn, in the case of an end date termination event or an MPC breach termination event, before the date of termination, and in the case of an MPC stockholder approval termination event, before the MPC special meeting, and within 12 months following the date of such termination:

•	the MPC board recommends that MPC stockholders vote in favor of or tender into an MPC acquisition proposal;

•	MPC enters into an alternative acquisition agreement providing for an MPC acquisition proposal; or

•	an MPC acquisition proposal is consummated.

Further, the merger agreement requires MPC to pay Andeavor all documented out-of-pocket costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, including attorney’s fees, not in excess of $75 million, if MPC or Andeavor terminates the merger agreement due to an MPC stockholder approval termination event (which payment will be credited against the payment of the reverse termination fee if the reverse termination fee subsequently becomes payable).

In no event will MPC be required to pay the reverse termination fee on more than one occasion.

Termination Fees Payable by Andeavor

The merger agreement requires Andeavor to pay MPC a termination fee of $600 million, which is referred to as the termination fee, if:

•	MPC terminates the merger agreement due to an adverse Andeavor recommendation change;

•	MPC terminates the merger agreement due to an Andeavor breach termination event following a material breach by Andeavor or its representatives of certain covenants related to the filing of the proxy statement and calling the Andeavor special meeting, which is referred to as an Andeavor meeting breach termination event;

•	MPC terminates the merger agreement due to an Andeavor breach termination event following a material breach by Andeavor of Andeavor’s “no shop” obligations under the merger agreement as described in the section entitled “The Merger Agreement—Non-Solicitation of Acquisition Proposals; Changes of Recommendation” beginning on page 168;

•	Andeavor terminates the merger agreement to enter into an alternative acquisition agreement providing for the consummation of a superior proposal in accordance with the merger agreement; or

•	MPC or Andeavor terminates the merger agreement because there has been an end date termination event, an Andeavor stockholder approval termination event or an Andeavor breach termination event (other than an Andeavor meeting breach termination event), an acquisition proposal with respect to Andeavor was publicly announced after April 29, 2018 and not unconditionally withdrawn in the case of an end date termination event or an Andeavor breach termination event, before the date of termination, and in the case of an Andeavor stockholder approval termination event before the Andeavor special meeting, and within 12 months following the date of such termination:

•	the Andeavor board recommends that Andeavor stockholders vote in favor of or tender into an Andeavor acquisition proposal (substituting “50%” for “15%” in the definition of acquisition proposal for these purposes);

•	Andeavor enters into an alternative acquisition agreement providing for an Andeavor acquisition proposal (substituting “50%” for “15%” in the definition of acquisition proposal for these purposes); or

•	an Andeavor acquisition proposal (substituting “50%” for “15%” in the definition of acquisition proposal for these purposes) is consummated.

Further, the merger agreement requires Andeavor to pay MPC all documented out-of-pocket costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, including attorney’s fees, not in excess of $75 million, if MPC or Andeavor terminates the merger agreement due to an Andeavor stockholder approval termination event (which payment will be credited against the payment of the termination fee if the termination fee subsequently becomes payable).

In no event will Andeavor be required to pay the termination fee on more than one occasion.

Expenses

Except as otherwise provided in the merger agreement, whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring the expense, except that certain expenses in connection with the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part will be shared equally by MPC and Andeavor.

Indemnification; Directors’ and Officers’ Insurance

The parties to the merger agreement have agreed that, from and after the effective time of the first merger, MPC will and will cause the surviving corporation to indemnify and hold harmless (and subject to certain conditions to provide advancement of expenses to) each present and former director and officer of Andeavor and its subsidiaries and each other person or entity who, at the request or for the benefit of Andeavor or any of its subsidiaries, is or was previously serving as a director or officer, Andeavor Logistics employee or fiduciary of any other person or entity or any benefit plan of Andeavor or any benefit plan of any of Andeavor’s subsidiaries (determined at the effective time), from and against any costs or expenses, judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of matters existing or occurring at or prior to the effective time of the first merger, to the fullest extent that Andeavor or the applicable subsidiary of Andeavor would have been permitted under Delaware law and under its certificate of incorporation or bylaws or other governing documents in effect on April 29, 2018 to indemnify such person. The parties to the merger agreement have also agreed that the surviving entity’s certificate of incorporation and bylaws or limited liability company agreement, as applicable, will include provisions regarding the elimination of liability of directors, the indemnification of officers, directors, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in the organizational documents of Andeavor in effect on April 29, 2018.

In addition, MPC or Andeavor is required to obtain and fully pay for a six-year “tail” insurance policy with benefits and levels of coverage no less favorable in any material respect to the indemnified parties than Andeavor’s existing policies, subject to a premium cap. If MPC, Andeavor and the surviving corporation fail to obtain such “tail” insurance policies as of the effective time of the first merger, the surviving corporation will (and MPC will cause the surviving entity in the merger to) continue to maintain in effect for a period of at least six years from and after the effective time of the first merger the Andeavor D&O insurance in place as of April 29, 2018 with benefits and levels of coverage no less favorable in any material respect to the indemnified parties than that provided in Andeavor’s existing policies as of April 29, 2018, subject to a premium cap.

The indemnified persons described in the first paragraph of this section will have the right to enforce the provisions of the merger agreement relating to their indemnification.

Modification and Amendment

The merger agreement may be amended, modified or supplemented in writing at any time; however, after the approval by Andeavor stockholders of the merger approval or the approval by MPC stockholders of the MPC issuance proposal, no amendment or waiver may be made which requires further approval by Andeavor stockholders or MPC stockholders under applicable law unless such further approval is obtained.

Remedies

In the event of termination of the merger agreement pursuant to the provisions described in the section entitled “The Merger Agreement—Termination” beginning on page 181, the merger agreement (other than certain provisions as set forth in the merger agreement) will become void and of no effect with no liability on the part of any party to the merger agreement (or of any of its representatives or affiliates). However, except as otherwise expressly provided in the merger agreement, no termination of the merger agreement will relieve any party to the merger agreement of any liability or damages to the other parties resulting from any deliberate material breach of the merger agreement.

If either MPC or Andeavor receives the full amount of the termination fee or the reverse termination fee, as applicable, in the circumstances contemplated by the merger agreement, such payment will be the sole and exclusive remedy of the receiving party against the paying party and its subsidiaries and their respective former, current or future partners, stockholders, managers, members, affiliates or representatives.

The parties are entitled to an injunction or injunctions to prevent breaches of the merger agreement, and to enforce specifically the terms of the merger agreement without proof of actual damages.

Amendment

On July 3, 2018, Andeavor, MPC, Merger Sub 1 and Merger Sub 2 entered into an Amendment to the Agreement and Plan of Merger, which is referred to as the Amendment. The merger agreement had previously provided that, in connection with the election procedures, each Andeavor stockholder who owns certificated shares of Andeavor common stock must deliver the certificate representing such shares (or affidavits of loss in lieu of the certificates or an appropriate guarantee of delivery of such certificates by a financial institution, provided that the certificates are in fact delivered to the exchange agent within three trading days after the date of execution of such guarantee of delivery) and a letter of transmittal by the election deadline. The Amendment revises the three trading day required delivery date to two trading days in order to conform the delivery procedures to the T+2 settlement procedures recently adopted by the SEC.

VOTING AND SUPPORT AGREEMENT

This section describes the material terms of the voting agreement, executed on April 29, 2018. The description in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the voting agreement, a copy of which is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the voting agreement that is important to you. You are encouraged to read the voting agreement carefully and in its entirety.

In connection with the execution of the merger agreement, and as a condition to MPC’s willingness to enter into the merger agreement, Paul L. Foster and Franklin Mountain Investments, LP, which are referred to collectively as the stockholder, entered into a voting and support agreement with Andeavor, MPC, Merger Sub 1 and Merger Sub 2. Based on information provided by the stockholder to MPC and Andeavor, as of the date of the voting agreement, the stockholder beneficially owned in the aggregate 7,841,425 shares of Andeavor common stock, representing approximately 5.2% of the outstanding shares of Andeavor common stock as of April 26, 2018, 6,489,218 shares of which were beneficially owned by Franklin Mountain Investments, LP (Mr. Foster is the sole member and president of Franklin Mountain G.P., LLC, the general partner of Franklin Mountain Investments, LP, and as such, may be deemed to have voting and dispositive power over the shares owned by Franklin Mountain Investments, LP).

The foregoing shares are referred to as the existing shares, and together with any shares of Andeavor common stock or other voting capital stock of Andeavor of which the stockholder acquires beneficial ownership on or after the date hereof, are referred to as the subject shares. The subject shares do not include the shares that are subject to that certain trading plan, dated as of November 14, 2017, by and between Goldman Sachs and the stockholder, for purposes of Rule 10b5-1 of the Exchange Act that was in effect as of April 29, 2018.

Voting

At the Andeavor special meeting and any other meeting or in any written consent solicitation or action of Andeavor stockholders called in relation to any of the following matters, the stockholder has agreed to be present and vote or cause to be voted their shares as follows:

(A)	in favor of the adoption of the merger agreement and the approval of the transactions contemplated thereby, including the merger, and any related proposal in furtherance thereof;

(B)	in favor of any proposal to adjourn or postpone the Andeavor special meeting to a later date if there are not sufficient votes to adopt the merger agreement and/or if there are not sufficient shares present in person or by proxy at the Andeavor special meeting to constitute a quorum;

(C)	in favor of any other matter necessary to complete the transactions contemplated by the merger agreement;

(D)	against any merger, tender offer, exchange offer, sale of all or substantially all assets, recapitalization, reorganization, consolidation, share exchange, business combination, liquidation, dissolution or similar transaction or series of transactions involving Andeavor, any of its subsidiaries and any other person (including any acquisition proposal), other than the merger; and

(E)	against any other action or agreement that would reasonably be expected to impede, frustrate, interfere with, delay, postpone or adversely affect the merger or any other transaction contemplated by the merger agreement, including the completion thereof.

In the event of a failure by the stockholder to act in accordance with its obligations pursuant to the voting agreement, the stockholder irrevocably grants to and appoints MPC and any of its designees as its proxy and attorney-in-fact to represent the subject shares and vote, execute written consents and otherwise act with respect to such subject shares regarding the matters described above until termination of the voting agreement.

Prohibition on Transfers

Until the termination of the voting agreement, the stockholder will not, directly or indirectly:

•	transfer, assign, sell, pledge, encumber, hypothecate or otherwise dispose of any of the subject shares;

•	grant any proxies or power of attorney, or any other authorization or consent with respect to any or all of the subject shares in respect of any matter covered by the voting agreement;

•	deposit any of the subject shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such subject shares or grant any proxy or power of attorney with respect thereto that is inconsistent with the voting agreement;

•	enter into any contract with respect to the transfer, assignment, sale, pledge, encumbrance, hypothecation or other disposal of the subject shares; or

•	take any other action that would restrict, limit or interfere with the performance of its obligations under the voting agreement except for any transfers pursuant to that certain trading plan, dated as of November 14, 2017, by and among Goldman Sachs and the stockholder.

Under the terms of the voting agreement, any purported transfer, assignment, sale, pledge, encumbrance, hypothecation or other disposal of the subject shares without MPC’s consent is null and void ab initio.

Termination

The voting agreement will terminate automatically upon the earliest of the termination of the merger agreement, the effective time of the first merger and an Andeavor adverse recommendation change.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion addresses the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Andeavor common stock. The discussion is based on the provisions of the Internal Revenue Code, its legislative history, U.S. Treasury regulations, administrative rulings and judicial decisions, all as currently in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretations. Tax considerations under foreign, state or local laws or federal laws other than those pertaining to income tax are not addressed in this joint proxy statement/prospectus.

For purposes of this discussion, the term “U.S. holder” refers to a beneficial owner that is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	a trust that (i) is subject to the supervision of a court within the United States and one or more U.S. persons has the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion applies only to U.S. holders that hold their Andeavor common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment), and does not address any consequences arising under the unearned income Medicare contribution tax or all aspects of U.S. federal taxation that may be relevant to a particular U.S. holder in light of its personal circumstances or to U.S. holders subject to special treatment under the U.S. federal income tax laws, including:

•	financial institutions;

•	entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (or investors therein);

•	persons liable for the alternative minimum tax;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold Andeavor common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	former citizens or former long-term residents of the United States; and

•	stockholders who acquired their shares of Andeavor common stock through the exercise of an employee stock option, as a restricted stock award, or otherwise as compensation.

If a partnership or other entity taxed as a partnership holds Andeavor common stock, the tax treatment of a partner or other investor in the partnership (or other entity) will depend upon the status of the partner and the activities of the partner and partnership (or other entity). Partnerships and other entities taxed as partnerships and partners or investors therein should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within MPC’s or Andeavor’s control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the any state, local, foreign or other tax laws and of changes in those laws.

U.S. Federal Income Taxation of the Merger

Based on certain representations, covenants and assumptions described below, all of which must continue to be true and accurate in all material respects as of the effective time of the first merger, it is the opinion of Sullivan & Cromwell LLP that (i) for U.S. federal income tax purposes the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and (ii) MPC and Andeavor will each be a “party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code, which opinion is referred to as the reorganization opinion. It is a condition to Andeavor’s obligation to complete the merger that Andeavor receives a written opinion of its counsel, Sullivan & Cromwell LLP (or another nationally recognized law firm selected by Andeavor), dated as of the closing date, confirming this opinion, which opinion is referred to as the closing date opinion.

The reorganization opinion has been, and the closing date opinion will be, based on certain assumptions, including the assumption that the merger will be completed in the manner set forth in the merger agreement and the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, and on representation letters provided by MPC and Andeavor. The reorganization opinion has been, and the closing date opinion will also be, based on the assumption that the representations found in the representation letters are, as of the effective time, true and complete without qualification (including representations regarding the relative values of the MPC stock consideration and cash consideration on the signing date and the closing date) and that the representation letters are executed by appropriate and authorized officers of MPC and Andeavor, as applicable. If any of the assumptions or representations upon which such opinions are based are inconsistent with the actual facts with respect to the merger, the U.S. federal income tax consequences of the merger could be different from those described herein.

In addition, the opinions will not be binding on the Internal Revenue Service or any court. Neither MPC nor Andeavor intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger, and consequently, there is no guarantee that the Internal Revenue Service will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code or that a court would not sustain a position to the contrary to any of the positions set forth herein.

If the merger is treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, then the following are the material U.S. federal income tax consequences of the merger.

U.S. Federal Income Tax Consequences to U.S. Holders

Exchange of Andeavor Common Stock Solely for Cash

U.S. holders who exchange all of their Andeavor common stock solely for cash will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis of the Andeavor shares exchanged. The amount and character of gain or loss will be determined separately for each block of Andeavor common stock that was purchased by U.S. holders in the same transaction. Any recognized gain or loss will generally be capital gain or loss and any such capital gain or loss will be (i) long term if, as of the date of sale or exchange, such stockholder has held the Andeavor common stock for more than one year, or (ii) short term if, as of such date, such U.S. holder has held the Andeavor common stock for one year or less. For U.S. holders of Andeavor common stock that are non-corporate holders, long-term capital gain generally will be taxed at a preferential U.S. federal income tax rate. The deductibility of capital losses is subject to limitations. In certain circumstances, it is possible that, instead of recognizing gain or loss equal to the difference between the amount of cash received and the tax basis of the Andeavor shares exchanged, a U.S. holder may be required to treat all or part of the cash received in the merger as dividend income. A U.S. holder with a relatively minimal stock interest in Andeavor and MPC that experiences a reduction in its proportionate interest in MPC as a result of the merger generally should not be treated as recognizing dividend income as a result of the merger.

Exchange of Andeavor Common Stock Solely for MPC Common Stock

U.S. holders who exchange all of their Andeavor common stock solely for MPC common stock will not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, they receive upon the sale of a fractional share of MPC common stock (see below for the tax treatment of such cash received for a fractional share). Each U.S. holder’s aggregate tax basis in the MPC common stock received will be the same as such Andeavor common stockholder’s aggregate tax basis in the Andeavor shares surrendered in the transaction, reduced by the basis attributable to any fractional share of MPC common stock deemed sold (as discussed below under the heading “Receipt of Cash Upon the Deemed Sale of a Fractional Share”). The holding period of the MPC common stock received by a U.S. holder will include the holding period of the Andeavor common stock surrendered. If a U.S. holder has differing tax bases and/or holding periods in respect of Andeavor common stock, such U.S. holder should consult with a tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of MPC common stock received.

Exchange of Andeavor Common Stock for MPC Common Stock and Cash

U.S. holders who exchange Andeavor common stock for a combination of MPC common stock and cash will be treated as having received a number of their shares in exchange for MPC stock and the remaining number of their shares in exchange for cash. With respect to shares of Andeavor common stock that are exchanged for MPC stock, U.S. holders will not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, they receive upon the sale of a fractional share of MPC common stock (see below for the tax treatment of such cash received for a fractional share). With respect to shares of Andeavor common stock that are exchanged for cash, U.S. holders will recognize gain (if any), but not loss. The gain, if any, recognized in the exchange of Andeavor common stock for cash will equal the lesser of (a) the amount of cash received in the exchange and (b) the amount of gain realized in the exchange. The amount of gain that is realized in the exchange of Andeavor common stock for cash will equal the excess of (i) the sum of the cash received in the exchange over (ii) the tax basis of the Andeavor shares surrendered in the exchange. For this purpose, a U.S. holder must calculate gain or loss separately for each identifiable block of Andeavor common stock that such U.S. holder surrenders pursuant to the exchange. Any recognized gain will generally be long-term capital gain if the U.S. holder’s holding period for the shares of Andeavor common stock surrendered in the exchange is more than one year at the effective time of the first merger. It is possible, however, that a U.S. holder would instead be required to treat all or part of such gain as dividend income if such stockholder’s percentage ownership in MPC (including shares that the stockholder is deemed to own under certain attribution rules) after the merger is not meaningfully reduced from what the stockholder’s percentage ownership would have been if the stockholder had received solely shares of MPC common stock rather than a combination of cash and MPC common stock in the merger, which is referred to as a dividend equivalent transaction. A U.S. holder with a relatively minimal stock interest in Andeavor and MPC that experiences a reduction in its proportionate interest in MPC as a result of the merger generally should not be regarded as having had a dividend equivalent transaction as a result of the merger.

The aggregate tax basis of the MPC common stock received (including the basis in any fractional share deemed sold for cash) will be equal to the aggregate tax basis in the Andeavor shares surrendered in the transactions, decreased by the amount of cash received (other than cash received in respect of fractional shares) and increased by the amount of gain, if any, recognized (but excluding any gain realized in connection with the deemed sale of a fractional share of MPC common stock as discussed below). The holding period of the MPC common stock received by a holder of Andeavor shares will include the holding period of the Andeavor shares surrendered in exchange therefor. If a U.S. holder has differing tax bases and/or holding periods in respect of

Andeavor common stock, such U.S. holder should consult with a tax advisor with respect to allocation of the MPC common stock and cash consideration as between such blocks of Andeavor common stock, the amount of any gain to be recognized and the possibility of recognizing any loss, and the determination of the tax bases and/or holding periods of the particular shares of MPC common stock received.

Receipt of Cash Upon the Deemed Sale of a Fractional Share

A U.S. holder who receives cash in lieu of a fractional share of MPC common stock will be treated as having received the fractional share pursuant to the merger and then as having sold the fractional share for cash in a redemption by MPC. As a result, such U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, such U.S. holder’s holding period for such share is greater than one year. For U.S. holders of Andeavor common stock that are non-corporate holders, long-term capital gain generally will be taxed at a preferential U.S. federal income tax rate. The deductibility of capital losses is subject to limitations.

Consequences to U.S. holders if the Merger is Not Treated as a Reorganization

If the merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, then, except as described below, a U.S. holder will recognize gain or loss equal to the excess of (i) the sum of the fair market value of the MPC stock consideration and cash consideration received over (ii) U.S. holder’s tax basis in the Andeavor common stock surrendered in the exchange. Such gain or loss would generally be long-term capital gain or loss if the Andeavor common stock was held for more than one year at the time of the exchange. In such event, the tax basis of MPC common stock received would equal its fair market value at the time of the exchange and the holding period of such MPC common stock would commence the day after such exchange.

Backup Withholding and Information Reporting

In general, payments of cash to a U.S. holder of Andeavor common stock pursuant to the merger are subject to information reporting unless the U.S. holder is an exempt recipient and may, under certain circumstances, be subject to backup withholding, unless such stockholder provides MPC with its taxpayer identification number and otherwise complies with the backup withholding rules. Any amounts withheld from payments to a U.S. holder of Andeavor common stock under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against such U.S. holder’s federal income tax liability; provided that such U.S. holder timely furnishes the required information to the Internal Revenue Service. U.S. holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

A U.S. holder of Andeavor common stock who receives MPC common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of Andeavor common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives MPC common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth information regarding the parties to the merger, the date of the merger and such holder’s basis in the Andeavor common stock surrendered. A “significant holder” is a holder of Andeavor common stock who, immediately before the merger, owned at least 5% of the outstanding stock of Andeavor or securities of Andeavor with a basis for federal income tax purposes of at least $1 million.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL STATEMENTS

On April 29, 2018, MPC entered into the merger agreement with Andeavor, Merger Sub 1, and Merger Sub 2, pursuant to which Merger Sub 1 will merge with and into Andeavor, with Andeavor surviving the first merger as a wholly owned subsidiary of MPC, and immediately after the consummation of the first merger, Andeavor will merge with and into Merger Sub 2 with Merger Sub 2 surviving the second merger as a wholly owned subsidiary of MPC.

Subject to the terms and conditions set forth in the merger agreement, upon consummation of the first merger, each share of Andeavor common stock, issued and outstanding immediately prior to the effective time of the first merger (other than the excluded shares) will be converted into, at the election of the holder of such share of Andeavor common stock, either (a) $152.27 in cash or (b) 1.87 shares of MPC common stock.

The merger agreement includes election allocation and proration provisions that will result in approximately 22.9 million shares of Andeavor common stock being converted into the cash consideration and the remaining shares of Andeavor common stock being converted into shares of MPC common stock. The aggregate cash consideration will be approximately $3.5 billion.

Completion of the merger is subject to regulatory approval in addition to the required approvals by stockholders of both companies. As of the date of this joint proxy statement/prospectus, the merger is expected to be completed during the second half of 2018. For further information on the merger, see the section entitled “The Merger” beginning on page 78.

The unaudited pro forma condensed consolidated combined financial statements, which are referred to as unaudited pro forma financial statements, unaudited pro forma statements of income, and unaudited pro forma balance sheet were prepared using the acquisition method of accounting for the merger with MPC considered the accounting acquirer of Andeavor. See the section entitled “The Merger—Accounting Treatment of the Merger” beginning on page 153. Under the acquisition method of accounting, the purchase price is allocated to the underlying Andeavor assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill.

The unaudited pro forma statements of income, for the three months ended March 31, 2018 and the year ended December 31, 2017, have been prepared to give effect to the merger as if it had been consummated on January 1, 2017. The unaudited pro forma balance sheet as of March 31, 2018 gives effect to the merger as if it had been consummated on March 31, 2018.

Assumptions and estimates underlying the adjustments to the unaudited pro forma financial statements are described in the accompanying notes. Pro forma adjustments are included only to the extent they are (i) directly attributable to the merger, (ii) factually supportable and, (iii) with respect to the unaudited pro forma statements of income, expected to have a continuing impact on the consolidated results. Andeavor acquired Western Refining on June 1, 2017 and this was a significant acquisition for Andeavor under Rule 3-05 of Regulation S-X. As such, MPC has included in the unaudited pro forma financial statements the historical financial information for Western Refining for the period of January 1, 2017 through May 31, 2017. The unaudited pro forma financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the merger occurred on the dates indicated. Management believes that the assumptions provide a reasonable basis for presenting the significant effects of the merger. Further, the unaudited pro forma financial statements do not purport to project the future operating results or financial position of the combined company following the merger.

The unaudited pro forma financial statements, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the anticipated benefits from opportunities to earn additional revenues, cost savings from operating efficiencies or synergies (or associated costs or capital expenditures required to achieve such additional revenue, savings or synergies), the impact of restructuring, or other factors that may result as a consequence of the merger and, accordingly, do not attempt to predict or suggest future results. Specifically, the unaudited pro forma statements of income exclude projected synergies expected to be achieved as a result of the merger, which are described in the section entitled “Summary—Recommendation of the MPC Board” beginning on page 21, nor do they include any associated costs or capital expenditures that may be required to achieve the identified synergies.

The unaudited pro forma statements of income also exclude the effects of one-time transaction costs associated with the merger. However, such costs could affect the combined company following the merger in the period the costs are incurred by the combined company and are reflected in the unaudited pro forma balance sheet as a decrease to retained earnings and a decrease to cash or additional paid in capital. Further, the unaudited pro forma financial statements do not reflect the effect of any regulatory actions that may impact the results of the combined company following the merger.

The unaudited pro forma financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma financial statements;

•	the historical audited consolidated financial statements of MPC, included in MPC’s Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated by reference into this joint proxy statement/prospectus;

•	the historical unaudited consolidated financial statements of MPC, included in MPC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 and incorporated by reference into this joint proxy statement/prospectus;

•	the historical audited consolidated financial statements of Andeavor, included in Andeavor’s Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated by reference into this joint proxy statement/prospectus;

•	the historical unaudited consolidated financial statements of Andeavor, included in Andeavor’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 and incorporated by reference into this joint proxy statement/prospectus;

•	the historical audited consolidated financial statements of Western Refining filed as exhibits to the Current Report on Form 8-K/A filed by Andeavor on July 20, 2017 and incorporated by reference into this joint proxy statement/prospectus;

•	the historical unaudited consolidated financial statements of Western Refining for the two-month period ended May 31, 2017 included in the exhibits to the Current Report on Form 8-K filed by Andeavor on November 13, 2017, which are not incorporated by reference into this joint proxy statement/prospectus; and

•	other information relating to MPC and Andeavor contained in or incorporated by reference into this joint proxy statement/prospectus. See the sections entitled “Where You Can Find More Information”, “Selected Historical Consolidated Financial Data of MPC” and “Selected Historical Consolidated Financial Data of Andeavor” beginning on page 236, page 36 and page 38, respectively.

Marathon Petroleum Corporation

Unaudited Pro Forma Condensed Consolidated Combined Statements of Income

Three Months Ended March 31, 2018

	Historical		Pro Forma
(in millions, except per share data)	MPC	Andeavor[1]	Adjustments	Notes		MPC Combined
Revenues and other income:
Sales and other operating revenues	$18,694	$10,341	$171	(a	)	$29,206
Sales to related parties	172	1	—			173
Income from equity method investments	86	10	—			96
Net gain on disposal of assets	2	—	—			2
Other income	30	3	46	(b	)	79

Total revenues and other income	18,984	10,355	217			29,556

Costs and expenses:
Cost of revenues (excludes items below)	17,370	9,393	422	(c	)	27,185
Purchases from related parties	141	27	—			168
Depreciation & amortization	528	282	(43)	(d	)	767
Selling, general and administrative expenses	402	198	—			600
Other taxes	103	72	—			175

Total costs and expenses	18,544	9,972	379			28,895

Income from operations	440	383	(162)			661
Net interest and other financial costs	183	95	—			278

Income before income taxes	257	288	(162)			383
Provision (benefit) for income taxes	22	59	(38)	(g	)	43

Net income	235	229	(124)			340
Less net income attributable to:
Redeemable noncontrolling interest	16	—	—			16
Noncontrolling interests	182	65	—			247

Net income attributable to MPC	$37	$164	$(124)			$77

Per Share Data
Basic:
Net income attributable to MPC per share	$0.08	$1.08				$0.11
Weighted average shares outstanding	476	153		(h	)	716
Diluted:
Net income attributable to MPC per share	$0.08	$1.07				$0.11
Weighted average shares outstanding	480	154		(h	)	722

See Notes to Unaudited Pro Forma Financial Statements.

[1]	Refer to Note 4 for reconciliation to Andeavor’s historical as reported presentation.

Marathon Petroleum Corporation

Unaudited Pro Forma Condensed Consolidated Combined Statements of Income

Year Ended December 31, 2017

	Historical			Pro Forma
(in millions, except per share data)	MPC	Andeavor[1]	Five Months Ended May 31, 2017 Western Refining[2]	Adjustments	Notes		MPC Combined
Revenues and other income:
Sales and other operating revenues (including consumer excise taxes)	$74,104	$35,140	$4,022	$4,283	(a	)	$117,549
Sales to related parties	629	1	—	—			630
Income from equity method investments	306	23	9	—			338
Net gain on disposal of assets	10	15	—	—			25
Other income	320	6	—	—			326

Total revenues and other income	75,369	35,185	4,031	4,283			118,868

Costs and expenses:
Cost of revenues (excludes items below)	58,760	30,556	3,771	239	(c	)	93,326
Purchases from related parties	570	118	—	—			688
Consumer excise taxes	7,759	771	—	4,593	(a	)	13,123
Depreciation & amortization	2,114	1,061	94	(200)	(d	)	3,069
Selling, general and administrative expenses	1,743	896	59	(199)	(e	)	2,499
Other taxes	454	229	—	—			683

Total costs and expenses	71,400	33,631	3,924	4,433			113,388

Income from operations	3,969	1,554	107	(150)			5,480
Net interest and other financial costs	625	439	58	44	(f	)	1,166

Income before income taxes	3,344	1,115	49	(194)			4,314
(Benefit) provision for income taxes	(460)	(560)	13	(73)	(g	)	(1,080)

Net income	3,804	1,675	36	(121)			5,394
Less net income attributable to:
Redeemable noncontrolling interest	65	—	—	—			65
Noncontrolling interests	307	155	15	—			477

Net income attributable to MPC	$3,432	$1,520	$21	$(121)			$4,852

Per Share Data
Basic:
Net income attributable to MPC per share	$6.76	$10.85					$6.49
Weighted average shares outstanding	507	140			(h	)	747
Diluted:
Net income attributable to MPC per share	$6.70	$10.75					$6.43
Weighted average shares outstanding	512	141			(h	)	754

See Notes to Unaudited Pro Forma Financial Statements.

[1]	Refer to Note 4 for reconciliation to Andeavor’s historical as reported presentation.
[2]	Refer to Note 4 for reconciliation to Western Refining’s historical as reported presentation.

Marathon Petroleum Corporation

Unaudited Pro Forma Condensed Consolidated Combined Balance Sheets

as of March 31, 2018

	Historical		Pro Forma
(in millions)	MPC	Andeavor[1]	Adjustments	Notes		MPC Combined
Assets
Current assets:
Cash and cash equivalents	$4,653	$433	$(2,626)	(aa	)	$2,460
Receivables, less allowance for doubtful accounts	4,613	1,934	—			6,547
Inventories	5,111	3,484	876	(bb	)	9,471
Other current assets	148	325	—			473

Total current assets	14,525	6,176	(1,750)			18,951
Equity method investments	4,817	671	—	(bb	)	5,488
Property, plant and equipment, net	26,618	15,057	2,484	(bb	)	44,159
Goodwill	3,586	3,250	9,872	(bb	)	16,708
Other noncurrent assets	818	3,370	(1,119)	(bb	)	3,451
			382	(bb	)

Total assets	$50,364	$28,524	$9,869			$88,757

Liabilities
Current liabilities:
Accounts payable	$7,066	$3,049	$—			$10,115
Debt due within one year	26	347	1,000	(aa	)	1,373
Other current liabilities	1,280	917	—			2,197

Total current liabilities	8,372	4,313	1,000			13,685
Long-term debt	17,232	8,386	209	(bb	)	25,827
Deferred income taxes	3,120	1,656	626	(bb	)	5,139
			(263)	(bb	)
Defined benefit postretirement plan obligations	1,126	485	—	(bb	)	1,611
Deferred credits and other liabilities	651	531	—			1,182

Total liabilities	30,501	15,371	1,572			47,444

Commitments and contingencies
Redeemable noncontrolling interest	1,000	—	—			1,000

Equity
MPC stockholders’ equity:
Preferred stock, no shares issued and outstanding	—	—	—			—
Common stock:
Issued	7	33	(33)	(cc	)	7
Held in treasury, at cost	(11,200)	(3,120)	3,120	(cc	)	(11,200)
Additional paid-in capital	13,669	5,256	(5,256)	(cc	)	30,898
			20,687	(bb	)
			(3,485)	(aa	)
			(8)	(aa	)
			35	(cc	)
Retained earnings	12,745	7,715	(7,715)	(cc	)	12,578
			(133)	(aa	)
			(35)	(cc	)
Accumulated other comprehensive loss	(233)	(252)	252	(cc	)	(233)

Total MPC stockholders’ equity	14,988	9,632	7,429			32,049
Noncontrolling interests	3,875	3,521	868	(bb	)	8,264

Total equity	18,863	13,153	8,297			40,313

Total liabilities, redeemable noncontrolling interest and equity	$50,364	$28,524	$9,869			$88,757

See Notes to Unaudited Pro Forma Financial Statements.

[1]	Refer to Note 4 for reconciliation to Andeavor’s historical as reported presentation.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL STATEMENTS

Except as noted within the context of each note, the dollar amounts presented in the tabular data within these notes are stated in millions of dollars.

NOTE 1—BASIS OF PRO FORMA PRESENTATION

The accompanying unaudited pro forma financial statements were prepared in accordance with Article 11 of Regulation S-X and are intended to reflect the impact of the merger on MPC’s consolidated financial statements and the pro forma consolidated results of operations and financial position of MPC based on the historical financial statements of MPC and Andeavor, incorporated by reference in this joint proxy statement/prospectus.

The unaudited pro forma statements of income for the three months ended March 31, 2018 and year ended December 31, 2017, have been prepared to give effect to the merger as if it had occurred on January 1, 2017. The unaudited pro forma balance sheet as of March 31, 2018 has been prepared to give effect to the merger as if it had occurred on March 31, 2018. The merger will be accounted for using the acquisition method of accounting, as described in Note 2. Subsequent to the merger, any transactions occurring between MPC and Andeavor will be intercompany transactions and eliminated in the preparation of consolidated financial statements. As such, historical transactions between MPC and Andeavor were eliminated in connection with the preparation of the unaudited pro forma financial statements.

The pro forma adjustments represent management’s estimates based on information available as of the date of this joint proxy statement/prospectus and are subject to change as additional information becomes available and additional analysis is performed. The unaudited pro forma financial statements do not reflect the anticipated benefits from opportunities to earn additional revenues, cost savings from operating efficiencies or synergies (or associated costs or capital expenditures required to achieve such additional revenues, savings or synergies), or asset dispositions. Also, the unaudited pro forma financial statements do not reflect the effect of possible adjustments related to restructuring or integration activities that have yet to be determined. Further, one-time transaction-related expenses anticipated to be incurred prior to, or concurrent with, closing the merger are not included in the unaudited pro forma statements of income. However, estimates of these anticipated one-time transaction-related expenses are reflected in the unaudited pro forma balance sheet as a decrease to retained earnings and a decrease to cash.

NOTE 2—PURCHASE ACCOUNTING

Purchase Consideration

The total preliminary purchase consideration of approximately $20.7 billion was determined using the number of issued and outstanding shares of Andeavor common stock and the closing price of MPC’s common stock ($71.70 per share) on July 17, 2018, the most recent date practicable in the preparation of this joint proxy statement/prospectus. Andeavor shareholders will have the option to receive cash consideration of $152.27 or stock consideration of 1.87 shares of MPC common stock for each Andeavor share owned at the closing of the merger. The merger agreement includes election proration provisions that will result in approximately 22.9 million Andeavor shares being converted into cash consideration and the remaining Andeavor shares being converted into stock consideration. The aggregate cash consideration will be approximately $3.5 billion.

For purposes of the unaudited pro forma financial statements, such common stock is assumed to remain outstanding as of the closing date of the merger. As part of due diligence, MPC was provided with an estimated number of unvested restricted stock units subject to accelerated vesting and cash settlement, which have been reflected as part of the preliminary purchase consideration. MPC will finalize an allocation of replacement equity award fair value between the purchase price and post-combination compensation expense once the merger is completed and additional information on employee stock awards is received.

The total purchase consideration for financial statement purposes will be based on the actual closing price of MPC’s common stock on the closing date of the merger, which could differ materially from the assumed value.

Based on the above, the total preliminary purchase consideration for the merger is estimated as follows:

(in millions, except share and per share information)	Shares	Per Share	Purchase Consideration
Cash Consideration (including equity award obligations):
Cash consideration elected by Andeavor stockholders	22,885,359	$152.27	$3,485
Cash payable upon accelerated vesting of Andeavor director restricted stock units	55,634	$152.27	8

Total Cash Consideration			3,493

Stock Consideration:
MPC shares to be issued and exchanged for Andeavor outstanding shares (1)	239,802,801	$71.70	17,194

Total Preliminary Purchase Consideration			$20,687

(1)	MPC shares to be issued and exchanged was calculated by multiplying the exchange ratio of 1.87 MPC shares for each Andeavor share by the difference of the 151,122,151 Andeavor shares issued and outstanding as of July 17, 2018 less the 22,885,359 shares to be settled in cash in accordance with the merger agreement. This result was then multiplied by the closing share price for MPC as of July 17, 2018.

Purchase Consideration Allocation

The total preliminary purchase consideration described above has been allocated to the Andeavor assets acquired and liabilities assumed for purposes of the unaudited pro forma financial statements, based on their estimated fair values assuming the merger was completed on March 31, 2018. MPC used a combination of the income, market and cost approaches to form preliminary fair value estimates. These preliminary fair value estimates are based on discussions with Andeavor’s management, due diligence, preliminary valuation analyses performed by a third-party specialist and reviewed by MPC, information presented in Andeavor’s SEC filings and other publicly available information. Additionally, the preliminary purchase consideration valuation reflects certain pro forma adjustments to conform Andeavor’s accounting policies to MPC’s accounting policies. MPC expects that as it obtains more information the preliminary estimated fair values disclosed below will change and additional accounting policy conforming changes may be identified. Such changes could have a material effect on the pro forma financial statements.

In addition, the value of the consideration to be paid by MPC upon the consummation of the merger will be determined based on the number of issued and outstanding shares of Andeavor common stock and the closing price of MPC’s common stock on the closing date of the merger. Accordingly, the pro forma results and financial position presented herein are preliminary. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial statements.

Upon completion of the merger, a final determination of fair value of Andeavor’s assets and liabilities will be performed. The final purchase consideration allocation may be materially different than that reflected in the preliminary purchase consideration allocation presented herein. Any increase or decrease in the fair values of the net assets as compared with the pro forma financial statements may change the amount of the total purchase consideration allocated to goodwill and other assets and liabilities and may impact the combined company statements of income due to adjustments in amortization of the adjusted assets or liabilities.

A hypothetical 10% change in the closing price of MPC’s common stock as of July 17, 2018, would have an approximate $1.7 billion impact on the preliminary purchase consideration and resulting goodwill balance.

The total preliminary purchase consideration was allocated as follows:

Estimated Fair Value
Total current assets	$7,052
Equity method investments	671
Property, plant and equipment , net	17,541
Acquired intangibles	2,200
Other noncurrent assets	433

Total assets acquired	27,897

Total current liabilities	4,313
Long-term debt	8,595
Deferred income taxes	2,019
Defined benefit postretirement plan obligations	485
Deferred credits and other liabilities	531
Noncontrolling interest	4,389

Total liabilities and noncontrolling interest assumed	20,332

Net assets acquired excluding goodwill	7,565
Goodwill	13,122

Net assets acquired	$20,687

Refer to Note 3 for additional detail of the pro forma adjustments relating to the preliminary purchase consideration allocation.

NOTE 3—PRO FORMA ADJUSTMENTS

Condensed Consolidated Combined Statements of Income

(a)	The adjustments to sales and other operating revenues are to i) conform accounting policies for motor fuel excise tax imposed on intersegment purchases and subsequent retail sales of light product by presenting these excise taxes on a gross basis for the three months ended March 31, 2018; ii) conform accounting policies for motor fuel excise tax imposed on wholesale sales of light product by presenting these taxes on a gross basis for the year ended December 31, 2017; iii) conform accounting policies for sales tax for the year ended December 31, 2017 by presenting Andeavor’s sales tax on a gross basis; and iv) eliminate transactions between MPC and Andeavor for purchases and sales of crude oil, refined products and certain merchandise. Refer to the following table for the adjustments:

	Three Months Ended March 31, 2018	Year Ended December 31, 2017
Conform motor fuel excise tax accounting policy	$236	$4,436
Conform sales tax accounting policy	—	157
Eliminate transactions between MPC and Andeavor	(65)	(310)

Net Pro Forma Adjustment	$171	$4,283

The adjustments to conform accounting policies for motor fuels excise and sales taxes for the three months ended March 31, 2018 and the year ended December 31, 2017 are different due to both companies adopting ASC 606 as of January 1, 2018. For the year ended December 31, 2017, MPC reported its cost of motor fuel excise and sales taxes in Consumer excise taxes. As such, the motor fuel excise and sales taxes are reported as a pro forma adjustment in Consumer excise taxes.

(b)	The adjustment conforms accounting policies for the presentation of gains on the sale of renewable fuel identification numbers (“RINs”) by reclassifying $46 million of Andeavor gains on the sale of RINs to Other income for the three months ended March 31, 2018.

(c)	The adjustments to cost of revenues are to i) conform accounting policies for motor fuel excise tax imposed on intersegment purchases and subsequent retail sales of light product by presenting these excise taxes on a gross basis; ii) eliminate transactions between MPC and Andeavor for purchases and sales of crude oil, refined products and certain merchandise; iii) conform Andeavor’s accounting for turnaround and major maintenance activities to MPC’s policy (refer to tickmark (bb) for further details); and iv) to conform Andeavor’s accounting for RINs to MPC’s policy (refer to tickmark (b) for further details). Refer to the following table for the adjustments:

	Three Months Ended March 31, 2018	Year Ended December 31, 2017
Conform motor fuel excise tax accounting policy	$236	$—
Eliminate transactions between MPC and Andeavor	(65)	(310)
Conform turnaround and major maintenance activities accounting policy	205	549
To conform to MPC’s presentation of gain on sales of RINs	46	—

Net Pro Forma Adjustment	$422	$239

(d)	Adjustments to depreciation and amortization reflect i) the elimination of depreciation recorded by Andeavor for deferred costs for planned turnaround and major maintenance activities to conform accounting policies; ii) incremental depreciation expense resulting from the recognition of the fair value for property, plant and equipment; and iii) reversing depreciation expense recorded by Western Refining to conform its useful life estimates to those used by MPC. Based on the information received, MPC estimated a composite property, plant and equipment useful life range of 16 to 20 years, and selected an average useful life estimate of 18 years for purposes of calculating a pro forma property, plant and equipment depreciation expense adjustment. Based on the information received, MPC was able to estimate the fair value of intangible assets. An allocation between finite lived and infinite lived intangibles and useful lives of finite lived intangibles will be finalized once the acquisition is completed and additional information is received. Refer to the following table for the adjustments:

	Three Months Ended March 31, 2018	Year Ended December 31, 2017
Conform turnaround and major maintenance activities accounting policy	$(78)	$(302)
Depreciation of property, plant and equipment step-up adjustment	35	138
Conform Western Refining’s useful life accounting policy and purchase price amortization	—	(36)

Net Pro Forma Adjustment	$(43)	$(200)

(e)	The adjustment eliminates $199 million of transaction costs incurred by Andeavor in connection with its Western Refining acquisition for the year ended December 31, 2017.

(f)	Adjustment to interest expense to reflect the following: i) reverse the amortization of Andeavor’s historical debt issuance cost and original issue discounts; ii) amortize the fair value adjustments over the weighted average remaining term of Andeavor’s and Western Refining’s outstanding debt, respectively; and iii) additional interest expense for the debt refinancing related to Andeavor’s acquisition of Western Refining. Refer to tickmark (bb) for a discussion of the debt fair value adjustment.

	Three Months Ended March 31, 2018	Year Ended December 31, 2017
Eliminate Andeavor debt issuance and original issue discount costs	$(2)	$(9)
Andeavor debt fair value amortization adjustment	2	10
Western Refining debt fair value amortization adjustment	—	2
Western Refining acquisition-related debt refinancing interest expense	—	41

Net Pro Forma Adjustment	$—	$44

(g)	To record the tax effect on pro forma adjustments at the statutory rates of 23.5% for the three months ended March 31, 2018 and 37.5% for the year ended December 31, 2017. The goodwill recorded in connection with the merger is not tax deductible.

(h)	Pro forma weighted average shares are calculated as follows:

	Three Months Ended March 31, 2018	Year Ended December 31, 2017
Basic:
MPC historical weighted average shares	476	507
MPC estimated incremental shares issued (Note 2)	240	240

Pro forma weighted average shares	716	747

Diluted:
MPC historical weighted average shares	480	512
MPC estimated incremental shares issued (Note 2)	240	240
Dilutive effect of issuance of MPC shares in exchange for Andeavor equity award shares	2	2

Pro forma weighted average shares	722	754

Condensed Consolidated Combined Balance Sheet

(aa) The adjustment to cash and cash equivalents reflects i) the $3.5 billion cash payment made as part of the purchase consideration; ii) an estimated $8 million payment associated with the accelerated vesting of Andeavor’s director restricted stock units; and iii) approximately $1 billion of short-term borrowings under MPC’s revolving credit facility, trade accounts receivable facility or commercial paper program to partially fund the cash portion of the purchase price. MPC expects to use operating cash flow to repay the approximately $1 billion in short-term borrowings within twelve months following the closing of the merger. As the interest expense associated with the short-term borrowings is not expected to have a continuing impact on the results of operations, a pro forma adjustment to interest expense was not recorded. MPC’s actual funding of the cash consideration and repayment of any related borrowings may materially differ from expectations. Refer to the table below for adjustments made to cash and cash equivalents:

As of March 31, 2018
Increases to Cash—Sources
Adjustment to cash for short-term borrowings	$1,000

Reductions to Cash—Uses
Payment of the cash portion of the purchase consideration	(3,485)
Cash payable upon accelerated vesting of Andeavor director restricted stock units	(8)
Payment of estimated transaction costs associated with the merger	(133)

Net Pro Forma Adjustment	$(2,626)

(bb) The following table reflects Andeavor’s historical balance sheet as of March 31, 2018 as adjusted i) for the expensing of deferred costs for major maintenance activities and planned turnarounds to conform accounting policies (MPC expenses these costs as incurred whereas Andeavor defers costs for major maintenance activities and amortizes them over their useful life); and ii) the preliminary purchase consideration allocation adjustments to record Andeavor’s assets and liabilities at fair value.

	As of March 31, 2018:
	Historical Andeavor	Turnaround and Major Maintenance Activities Accounting Policy Change	Preliminary Purchase Consideration Adjustments	Andeavor Preliminary Purchase Consideration Allocation
Total current assets (1)	$6,176	$—	$876	$7,052
Equity method investments (2)	671	—	—	671
Property, plant and equipment, net	15,057	—	2,484	17,541
Other noncurrent assets (2)	3,370	(1,119)	382	2,633

Total assets acquired	25,274	(1,119)	3,742	27,897

Total current liabilities	4,313	—	—	4,313
Long-term debt (3)	8,386	—	209	8,595
Deferred income taxes (4)	1,656	(263)	626	2,019
Defined benefit postretirement plan obligations	485	—	—	485
Deferred credits and other liabilities	531	—	—	531
Noncontrolling interest	3,521	—	868	4,389

Total liabilities and noncontrolling interest assumed	18,892	(263)	1,703	20,332

Net assets acquired excluding goodwill	6,382	(856)	2,039	7,565
Goodwill (5)	3,250	—	9,872	13,122

Net assets acquired	$9,632	$(856)	$11,911	$20,687

1)	The preliminary purchase consideration adjustment of $876 million is to reverse Andeavor’s LIFO reserve as of March 31, 2018 as an approximation of fair value.

2)	The $382 million other noncurrent assets preliminary purchase consideration adjustment includes a $470 million step-up for acquired intangible assets and a reduction of $88 million to eliminate deferred costs for which MPC does not expect to receive a benefit.

3)	Upon closing the merger, all of Andeavor’s and its consolidated subsidiaries’ indebtedness will be reported as consolidated indebtedness of MPC. The unaudited pro forma financial statements include adjustments to debt of $209 million to reflect (1) the elimination of the unamortized debt issuance costs and original issue discounts of $111 million and (2) an incremental fair market value adjustment of $98 million to record Andeavor’s debt at fair value. The fair value of debt was based on prices from recent trade activity.

4)	The deferred tax liability resulting from the preliminary purchase consideration allocation and accounting policy change adjustments are recorded at the statutory rate of 23.5%.

5)	MPC evaluated several factors that contributed to the amount of goodwill presented above. These factors include the acquisition of an existing integrated refining, marketing and logistics business with an assembled workforce that cannot be duplicated at the same costs by a new entrant along with the synergies MPC expects to realize from an enhanced platform for future growth, procurement savings, cost reductions and operating efficiencies MPC expects to gain from the application of best practices across the combined company.

(cc) The adjustments reflect the reversal of Andeavor’s historical equity accounts and the additional paid in capital balance resulting from MPC’s issuance of common stock valued at $20.7 billion. Additionally, we used information obtained during due diligence to estimate a $35 million impact to retained earnings due to changes in equity award service periods resulting from the merger. As this estimated cost is due to a one-time change in service periods, it is not reflected in the pro forma income statements.

NOTE 4—Andeavor Historical Financial Statement Presentation

The historical financial statement information of Andeavor was derived from the audited consolidated financial statements included in Andeavor’s Annual Report on Form 10-K for the year ended December 31, 2017 and the unaudited consolidated financial statements included in Andeavor’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018. The following reclassifications to the historical Andeavor financial statement presentation have been made to align the presentation of Andeavor’s financial statement amounts with MPC’s financial statement amounts in the accompanying unaudited pro forma financial statements:

Unaudited Condensed Statement of Income For the Three Months Ended March 31, 2018:

	Historical Andeavor	Reclassifications to MPC Presentation	Historical Andeavor as presented
Revenues and other income:
Sales and other operating revenues		$10,341	$10,341
Revenues	$10,300	(10,300)	—
Sales to related parties	—	1	1
Income from equity method investments	—	10	10
Net gain on disposal of assets	—	—	—
Other income	—	3	3

Total revenues and other income	10,300	55	10,355

Costs and expenses:
Cost of revenues (excludes items below)	—	9,393	9,393
Cost of materials and other (excluding items below)	8,609	(8,609)	—
Operating expenses (excluding depreciation and amortization)	866	(866)	—
Purchases from related parties	—	27	27
Depreciation & amortization	282	—	282
Selling, general and administrative expenses	173	25	198
Other taxes	—	72	72

Total costs and expenses	9,930	42	9,972

Income from operations	370	13	383
Net interest and other financial costs	102	(7)	95
Equity in earnings of equity method investments	10	(10)	—
Other income, net	10	(10)	—

Income before income taxes	288	—	288
Provision for income taxes	59	—	59

Net income	229	—	229
Less net income attributable to:
Redeemable noncontrolling interest	—	—	—
Noncontrolling interests	65	—	65

Net income attributable to Andeavor	$164	$—	$164

Unaudited Condensed Statement of Income For the Year Ended December 31, 2017:

	Historical Andeavor	Reclassifications to MPC Presentation	Historical Andeavor as presented
Revenues and other income:
Sales and other operating revenues		$35,140	$35,140
Revenues	$34,975	(34,975)	—
Sales to related parties	—	1	1
Income from equity method investments	—	23	23
Net gain on disposal of assets	—	15	15
Other income	—	6	6

Total revenues and other income	34,975	210	35,185

Costs and expenses:
Cost of revenues (excludes items below)	—	30,556	30,556
Cost of materials and other (excluding items below)	28,480	(28,480)	—
Operating expenses (excluding depreciation and amortization)	3,182	(3,182)	—
Purchases from related parties	—	118	118
Consumer excise tax	—	771	771
Depreciation & amortization	1,021	40	1,061
Selling, general and administrative expenses	742	154	896
Loss on asset disposals and impairments	25	(25)	—
Other taxes	—	229	229

Total costs and expenses	33,450	181	33,631

Income from operations	1,525	29	1,554
Net interest and other financial costs	439	—	439
Equity in earnings of equity method investments	23	(23)	—
Other income, net	6	(6)	—

Income before income taxes	1,115	—	1,115
Benefit for income taxes	(560)	—	(560)

Net income	1,675	—	1,675
Less net income attributable to:
Redeemable noncontrolling interest	—	—	—
Noncontrolling interests	155	—	155

Net income attributable to Andeavor	$1,520	$—	$1,520

Unaudited Balance Sheet As of March 31, 2018:

	Historical Andeavor	Reclassifications to MPC Presentation	RFS and Other Compliance Reclassification(1)	Historical Andeavor as presented
Assets
Current assets:
Cash and cash equivalents	$433	$—	$—	$433
Receivables, less allowance for doubtful accounts	1,934	—	—	1,934
Inventories	3,484	—	—	3,484
Prepayments and other current assets	558	(558)	—	—
Other current assets	—	558	(233)	325

Total current assets	6,409	—	(233)	6,176
Equity method investments	—	671	—	671
Property, plant and equipment, net	15,057	—	—	15,057
Goodwill	3,250	—	—	3,250
Acquired intangibles, net	1,730	(1,730)	—	—
Other noncurrent assets	2,395	1,059	(84)	3,370

Total assets	$28,841	$—	$(317)	$28,524

Liabilities
Current liabilities:
Accounts payable	$3,049	$—	$—	$3,049
Debt due within one year	347	—	—	347
Other current liabilities	1,150	—	(233)	917

Total current liabilities	4,546	—	(233)	4,313
Long-term debt	8,386	—	—	8,386
Deferred income taxes	1,656	—	—	1,656
Defined benefit postretirement plan obligations	—	485	—	485
Deferred credits and other liabilities	—	615	(84)	531
Other noncurrent liabilities	1,100	(1,100)	—	—

Total liabilities	15,688	—	(317)	15,371

Commitments and contingencies
Redeemable noncontrolling interest
Equity
MPC stockholders’ equity:
Preferred stock, no shares issued and outstanding	—	—	—	—
Common stock:
Issued	33	—	—	33
Held in treasury	(3,120)	—	—	(3,120)
Additional paid-in capital	5,256	—	—	5,256
Retained earnings	7,715	—	—	7,715
Accumulated other comprehensive loss	(252)	—	—	(252)

Total MPC stockholders’ equity	9,632	—	—	9,632
Noncontrolling interests	3,521	—	—	3,521

Total equity	13,153	—	—	13,153

Total liabilities, redeemable noncontrolling interest and equity	$28,841	$—	$(317)	$28,524

1)	To conform to MPC’s presentation of assets and liability balances related to the Renewable Fuels Standard (“RFS”) and other environmental compliance programs. MPC records these assets and obligations on a net basis.

The historical financial statement information of Western for the three months ended March 31, 2017 and the two months ended May 31, 2017 was derived from the unaudited financial information included in exhibits to Current Reports on Form 8-K/A filed by Andeavor on July 20, 2017 and on Form 8-K filed by Andeavor on November 13, 2017. Andeavor acquired Western Refining on June 1, 2017 and Western Refining financial statement information is included as part of the Andeavor historical financial statement information beginning on June 1, 2017. The following reclassifications to the historical Andeavor presentation of Western Refining’s financial statement information have been made to align the presentation of Western Refining’s financial statement information amounts with MPC’s financial statement amounts in the accompanying unaudited pro forma financial statements:

Unaudited Condensed Statement of Income

For the Five Month Period Ended May 31, 2017

	Three Months Ended March 31, 2017 Western Refining Historical	Two Months Ended May 31, 2017 Western Refining Historical	Reclassifications to MPC Presentation	Historical Western as presented
Revenues and other income:
Sales and other operating revenues			$4,022	$4,022
Revenues	$2,329	$1,693	(4,022)	—
Income from equity method investments	—	—	9	9

Total revenues and other income	2,329	1,693	9	4,031

Costs and expenses:
Cost of revenues (excludes items below)	—	—	3,771	3,771
Cost of materials and other (excluding items below)	1,914	1,372	(3,286)	—
Operating expenses (excluding depreciation and amortization)	232	163	(395)	—
Maintenance turnaround expense	3	33	(36)	—
Depreciation & amortization	57	37	—	94
Selling, general and administrative expenses	59	39	(39)	59
Merger and reorganization cost	11	5	(16)	—
Gain on asset disposals and impairments	—	—	—	—
Other taxes	—	—	—	—

Total costs and expenses	2,276	1,649	(1)	3,924

Income from operations	53	44	10	107
Net interest and other financial costs	34	23	1	58
Equity in earnings of equity method investments	—	—	—	—
Other income, net	7	2	(9)	—

Income before income taxes	26	23	—	49
Provision for income taxes	5	8	—	13

Net income	21	15	—	36
Less net income attributable to:
Redeemable noncontrolling interest	—	—	—	—
Noncontrolling interests	9	6	—	15

Net income attributable to Andeavor	$12	$9	$—	$21

DIRECTORS OF MPC FOLLOWING THE MERGER

Assuming the MPC board size COI amendment proposal is approved by the MPC stockholders, following the merger, the MPC board will be comprised of 14 directors. Pursuant to the terms of the merger agreement, MPC will use its reasonable best efforts promptly after the effective time to cause the MPC board to be comprised of:

•	ten directors selected by MPC, who initially will be Gary R. Heminger, Abdulaziz F. Alkhayyal, Evan Bayh, Charles E. Bunch, Steven A. Davis, Donna A. James, James E. Rohr, Frank M. Semple, J. Michael Stice and John P. Surma; and

•	four current members of the Andeavor board who will be identified by Andeavor between April 29, 2018 and prior to the closing date of the merger.

Should the MPC board size COI amendment proposal not be approved, two directors of MPC’s current board will resign in order to appoint the four Andeavor appointees.

COMPARISON OF STOCKHOLDERS’ RIGHTS

This section describes the material differences between the rights of holders of shares of Andeavor common stock and the rights of holders of shares of MPC common stock. Andeavor and MPC are each incorporated under the laws of the State of Delaware and, accordingly, the rights of Andeavor stockholders and MPC stockholders are both governed by the laws of the State of Delaware. The differences between the rights of Andeavor stockholders and MPC stockholders primarily result from differences between the governing documents of Andeavor and MPC. As a result of the merger, holders of shares of Andeavor common stock that elect to receive stock consideration in respect of their shares of Andeavor common stock, or that elect to receive only cash consideration in respect of their shares of Andeavor common stock and, as a result of the allocation and proration procedures set forth in the merger agreement, receive part or all of their per share merger consideration as stock consideration, will become holders of shares of MPC common stock. Thus, following the merger, the rights of Andeavor stockholders who become MPC stockholders in the merger will continue to be governed by the laws of the State of Delaware, and will also then be governed by the MPC certificate of incorporation and the MPC bylaws.

This section does not include a complete description of all differences among the rights of Andeavor stockholders and MPC stockholders, nor does it include a complete description of the specific rights referred to below. Furthermore, the description of some of the differences in these rights in this section is not intended to indicate that other differences that may be equally important do not exist. All Andeavor stockholders and MPC stockholders are urged to read carefully the relevant provisions of the DGCL, as well as each company’s governing documents; this summary is qualified in its entirety by reference to the full text of each of the MPC certificate of incorporation, the MPC bylaws, the MPC corporate governance principles, the Andeavor certificate of incorporation, the Andeavor bylaws and the Andeavor corporate governance guidelines. See the section entitled “Where You Can Find More Information” beginning on page 236 for information on how to obtain a copy of these documents.

Andeavor Stockholders	MPC Stockholders
Authorized Capital Stock
Andeavor is authorized to issue 305,000,000 shares, divided into two classes consisting of:	MPC is authorized to issue 1,030,000,000 shares, divided into two classes consisting of:

1. 300,000,000 shares of common stock, par value $0.16 2⁄3; and	1. 1,000,000,000 shares of common stock, par value $0.01; and

2. 5,000,000 shares of preferred stock, with no par value.	2. 30,000,000 shares of preferred stock, par value $0.01.

The Andeavor board is authorized to issue the preferred stock in one or more series.

The MPC board is authorized to issue the preferred stock in one or more series.

If the MPC authorized stock COI amendment proposal is approved by MPC stockholders, MPC will be authorized to issue 2,000,000,000 shares of common stock.

Voting Rights
Each holder of Andeavor common stock is entitled to one vote for each share of common stock held of record by the stockholder on the record date for any action, on all matters on which the stockholders are entitled to vote.	Each holder of MPC common stock is entitled to one vote for each share of common stock held of record by the stockholder on the record date for any action, on all matters on which the stockholders are entitled to vote.

Andeavor Stockholders	MPC Stockholders
Quorum and Adjournment
The Andeavor bylaws provide that, at any meeting of the stockholders, the holders of a majority of the outstanding shares of common stock of Andeavor having voting power with respect to a subject matter (excluding shares held by Andeavor for its own account) present or represented by proxy will constitute a quorum for the transaction of business with respect to such subject matter, except that if the subject matter is one as to which a higher vote is required under the Andeavor certificate of incorporation or Delaware law, then the holders of that number of shares equal to at least that higher number of outstanding shares of Andeavor stock having voting power with respect to such subject matter (excluding shares held by Andeavor for its own account) present or represented by proxy will constitute a quorum at the meeting of stockholders with respect to such subject matter.	The MPC bylaws provide that, except as provided in the MPC certificate of incorporation or Delaware law, at each meeting of the stockholders, the presence in person or by proxy of holders of a majority of the outstanding shares of common stock of MPC entitled to vote at the meeting will be necessary and sufficient to constitute a quorum and the holders of stock of MPC so present and entitled to vote at any duly convened meeting at which the necessary quorum has been ascertained may continue to transact business until that meeting adjourns notwithstanding any withdrawal from that meeting of shares counted in determining the existence of that quorum. Shares represented by broker non-votes shall be considered present at the meeting for purposes of determining quorum. Shares of MPC stock held in treasury by MPC will be neither entitled to vote nor counted for quorum purposes.

The Andeavor bylaws provide that the presiding person of any annual or special meeting will have the power to adjourn or recess the meeting for any reason from time to time and place to place. The Andeavor bylaws further provide that in the absence of a quorum with respect to a particular subject matter, the presiding person of the meeting will have the power to adjourn or recess the meeting from time to time, without notice other than an announcement at the meeting stating the time, place, if any, thereof, and the means of remote communication, if any, until a quorum is present with respect to that subject matter.	The MPC bylaws provide that any meeting of stockholders, annual or special, may be adjourned from time to time by the chairman of the board or other director or officer presiding over the meeting or by the stockholders representing a majority of the shares present, in person or by proxy, entitled to vote on any matter brought before the meeting, whether or not a quorum is present. The MPC bylaws further provide that the meeting may reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken.

Number of Directors and Composition of Board of Directors
The Andeavor bylaws provide for a minimum of three directors. Neither the Andeavor certificate of incorporation nor bylaws provide for a maximum number of directors. The exact number of directors is fixed by the Andeavor board from time to time. The Andeavor corporate governance guidelines state that the Andeavor board should have no less than five directors, with a “desired range” of five to 12 directors. There are currently 12 directors on the Andeavor board.

The MPC certificate of incorporation provides for a minimum of three directors and a maximum of 12 directors. The exact number of directors is fixed by the MPC board from time to time, and may be increased or decreased from time to time exclusively by the affirmative vote of a majority of the directors then in office. There are currently 10 directors on the MPC board.

If the MPC board size COI amendment is approved by MPC stockholders, the size of the MPC board will be increased to 14 directors.

Andeavor Stockholders	MPC Stockholders

The Andeavor corporate governance guidelines require a “substantial majority” of the Andeavor board to be made up of “independent” directors, meaning they have no material relationship with the company, are in compliance with the definition of an “independent” director in the listing standards of the NYSE and are a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act.	The MPC corporate governance principles require a “majority” of the MPC board to be made up of “independent” directors, meaning they have no material relationship with the company.

Election of Directors
The Andeavor bylaws provide that all directors will hold office until the next annual meeting of Andeavor stockholders and until his or her successor is elected and qualified, subject to prior resignation, death or removal as provided by law.	The MPC certificate of incorporation provides that the directors will be divided into three classes as nearly equal in size as practicable. Each director will serve for a three year term expiring on the date of the third annual meeting of stockholders following the annual meeting at which the director was elected. Each director will hold office until his or her term expires and will serve until his or her successor is elected and qualified, subject to prior resignation, death or removal.

The Andeavor bylaws provide that each director will be elected by the vote of a majority of votes cast at any meeting of stockholders at which directors are to be elected at which a quorum is present except that the directors will be elected by the vote of a plurality of votes cast on the election of directors at any meeting of stockholders for which the number of nominees exceeds the number of directors to be elected as of a date that is 10 days in advance of the date that Andeavor files its definitive proxy statement with the SEC.	The MPC bylaws provide that each director will be elected by the vote of a majority of votes cast by the stockholders entitled to vote at any meeting for the election of directors at which a quorum is present, except that the directors shall be elected by the vote of a plurality of the votes cast by stockholders entitled to vote if, as of the date that is 10 days in advance of the date MPC first mails its notice for such meeting to stockholders, the number of nominees exceeds the number of directors to be elected.

Qualification of Directors
The Andeavor bylaws provide that any director who attains the age of 75 years while serving as a director must promptly thereafter tender a resignation as a director for consideration by the Andeavor board.

The MPC bylaws provide that no person shall stand for election or re-election, or be nominated to stand for election or re-election, to the MPC board if such person has attained or will attain the age of 72 prior to the date of election or re-election. The MPC bylaws further provide that any director elected or re-elected who attains the age of 72 during a term to which he or she was elected or re-elected shall continue to serve for the expiration of his or her term or until his or her earlier death, resignation or removal.

The MPC certificate of incorporation provides that at no time shall more than the minority of directors necessary to constitute a quorum be non-U.S. citizens.

Andeavor Stockholders	MPC Stockholders

Filling Vacancies on the Board of Directors
The Andeavor bylaws provide that any vacancy on the Andeavor board caused by resignation, removal, death or otherwise, and any newly created directorships resulting from an increase in the number of directors, will be filled by the vote of a majority of the remaining directors, even though less than a quorum.	The MPC certificate of incorporation and the MPC bylaws provide that any vacancy on the MPC board caused by resignation, removal, death or otherwise, and any newly created directorships resulting from an increase in the number of directors, will be filled by the vote of a majority of the remaining directors, even though less than a quorum.

Removal of Directors
The Andeavor bylaws allow for removal of any director with or without cause at any time by the affirmative vote of stockholders of record holding a majority of the outstanding shares of Andeavor stock then entitled to vote in elections of directors at a meeting of Andeavor stockholders called for such purpose.

The MPC certificate of incorporation provides that directors may be removed from office only by the Court of Chancery pursuant to Section 225(c) of the DGCL or for cause by the vote of the holders of at least 80% of the outstanding shares of MPC stock. The MPC certificate of incorporation provides that cause exists if the director:

•  has been convicted, or has been granted immunity to testify in any proceeding in which another has been convicted, of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal;

•  has been found to have been grossly negligent or guilty of misconduct in the performance of his or her duties to MPC in any matter of substantial importance to MPC by a court of competent jurisdiction; or

•  has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his or her ability to serve as a director of MPC.

Director Nominations by Stockholders
The Andeavor bylaws provide that a stockholder must give advance written notice to the Secretary of Andeavor of a director nomination to be considered at an annual meeting, or at a special meeting at which the Andeavor board has determined that directors are to be elected.	The MPC bylaws provide that a stockholder must give advance written notice to the Secretary of MPC of a director nomination to be considered at an annual meeting, or at a special meeting at which the MPC board has determined that directors are to be elected.

With respect to nominations to be considered at an annual meeting, the notice must be in writing, meet the requirements of the Andeavor bylaws, and be delivered not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary date of the annual meeting	With respect to nominations to be considered at an annual meeting, the notice must be in writing, meet the requirements of the MPC bylaws, and be delivered not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary date of the

Andeavor Stockholders	MPC Stockholders
for the preceding year, except that if the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of:	date on which MPC first mailed proxy materials for the immediately preceding annual meeting, except that if:

• the 90th day prior to the date of such annual meeting; or

•  the scheduled date of the annual meeting for which the nomination is to be considered differs from the first anniversary date of the immediately preceding annual meeting by more than 30 days, notice by such stockholder, to be timely, must be so delivered or received by the 90th day prior to the date of such annual meeting; or if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the earlier of the day on which such notice was mailed to stockholders or public announcement is first made by MPC;

•  if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which such public announcement is first made by Andeavor.

•  the number of directors to be elected to the board at such annual meeting is increased and there is no prior notice or public disclosure by MPC naming all of the nominees for director or specifying the size of the increased board at least 100 days prior to the anniversary date of the immediately preceding annual meeting, a stockholder’s notice required shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if delivered to MPC’s principal executive office not later than the close of business on the 10th day following the earlier of the day on which the notice of such meeting was mailed to stockholders or the day on which such public disclosure was made.

In the event that the number of directors to be elected to the Andeavor board at an annual meeting is increased by the Andeavor board effective after the time period for which nominations would otherwise be due as described above, and there is no public announcement by Andeavor naming all of the nominees for director or specifying the size of the increased board at least 10 days prior to the last day a stockholder would otherwise be permitted to deliver a notice as described above, a stockholder’s notice will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary of Andeavor at Andeavor’s principal executive offices not later than the close of business on the 10th day following the day on which such public announcement is first made by Andeavor.

Andeavor Stockholders	MPC Stockholders

With respect to nominations to be considered at a special meeting at which the Andeavor board has determined that directors are to be elected, the notice must be in writing, meet the requirements of the Andeavor bylaws, and be delivered not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the date of such special meeting, or if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the close of business on the 10th day following the day on which such public announcement (including announcement of the nominees proposed by the Andeavor board to be elected at such meeting) is first made by Andeavor.	With respect to nominations to be considered at a special meeting at which the MPC board has determined that directors are to be elected, the notice must be in writing, meet the requirements of the MPC bylaws, and be delivered not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the date of such special meeting, or if less than 100 days’ prior notice or public disclosure of the scheduled meeting date is given or made, notice by such stockholder, to be timely, must be so delivered or received not later than the close of business on the 10th day following the earlier of the day on which the notice of such meeting was mailed to stockholders or the day on which such public disclosure was made.

Proxy Access
The Andeavor bylaws contain proxy access provisions providing that Andeavor stockholders may deliver a notice to the Secretary of Andeavor of nominees for election as directors at an annual meeting to be included in Andeavor’s proxy materials for such annual meeting, provided that certain conditions set forth in Andeavor’s bylaws are satisfied.	The MPC bylaws contain proxy access provisions providing that MPC stockholders may deliver a notice to the Secretary of MPC of nominees for election as directors at an annual meeting to be included in MPC’s proxy materials for such annual meeting, provided that certain conditions set forth in the MPC bylaws are satisfied.

In order for a stockholder nominee to be included in Andeavor’s proxy materials for an annual meeting, a nomination notice meeting the requirements of Andeavor’s bylaws must be delivered by an “eligible stockholder” (as described below) not earlier than the close of business on the 150th day and not later than the close of business on the 120th day prior to the first anniversary of the date the definitive proxy statement was first released to Andeavor stockholders in connection with the preceding year’s annual meeting of stockholders, except that in the event the annual meeting is more than 30 days before or 60 days after the anniversary date of the preceding year’s annual meeting, or if no annual meeting of stockholders was held in the preceding year, the nomination notice must be delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of:

•  the 90th day prior to the date of such annual meeting; or

•  if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which such public announcement is first made by Andeavor.

In order for a stockholder nominee to be included in MPC’s proxy materials for an annual meeting, a nomination notice meeting the requirements of MPC’s bylaws must be delivered by an “eligible stockholder” (as described below) not earlier than the close of business on the 150th day and not later than the close of business on the 120th day prior to the first anniversary of the date the proxy materials were first mailed to MPC stockholders in connection with the preceding year’s annual meeting of stockholders.

Andeavor Stockholders	MPC Stockholders

An “eligible stockholder” is an Andeavor stockholder (or a group of no more than 20 stockholders) who has continuously owned for at least three years that number of shares of Andeavor common stock that constitutes 3% or more of outstanding Andeavor common stock as of the time of delivery of the nomination notice. Such stockholder must also own shares of Andeavor common stock satisfying such requirements through the time of the annual meeting in order to be an eligible stockholder.	An “eligible stockholder” is an MPC stockholder (or a group of no more than 20 stockholders) who has continuously owned for at least three years that number of shares of MPC common stock that constitutes 3% or more of outstanding MPC common stock as of the time of delivery of the nomination notice. Such stockholder must also own shares of MPC common stock satisfying such requirements through the time of the annual meeting in order to be an eligible stockholder.

The number of stockholder nominees appearing in the proxy materials with respect to an annual meeting of stockholders shall not exceed the greater of two or 20% of the number of directors in office as of the last day on which a nomination notice may be delivered.	The number of stockholder nominees appearing in the proxy materials with respect to an annual meeting of stockholders shall not exceed the greater of two or 20% of the number of directors in office as of the last day on which a nomination notice may be delivered.

Action by Stockholders
The Andeavor bylaws provide that when a quorum is present or represented at any meeting of Andeavor stockholders, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at a stockholder meeting and entitled to vote on the subject matter will be the act of the stockholders in all matters, except where Delaware law, the Andeavor certificate of incorporation or bylaws, the rules or regulations of any stock exchange applicable to Andeavor, or any law or regulation applicable to Andeavor or its securities provide for a different or minimum vote, in which case such different or minimum vote will be the act of the stockholders on the matter.	The MPC bylaws provide that when a quorum is present or represented at any meeting of MPC stockholders, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at a stockholder meeting and entitled to vote on the subject matter (including shares subject to broker non-votes) will be the act of the stockholders in all matters, except where Delaware law, the MPC certificate of incorporation or bylaws, the rules or regulations of any stock exchange applicable to MPC, or any law or regulation applicable to MPC or its securities provide for a different or minimum vote, in which case such different or minimum vote will be the act of the stockholders on the matter.

The Andeavor bylaws provide that stockholders may authorize or take corporate action by written consent if a stockholder of record requests, by written notice to the Andeavor secretary, that the Andeavor board fix a record date with respect to such action. Upon receipt of such a request, the Andeavor board is required to promptly, and in all events within 10 days after the date on which such notice is received, adopt a resolution fixing the record date. If no record date is fixed by the Andeavor board, the record date will be the first date after the expiration of such 10 day time period on which a signed written consent setting forth the action proposed to be taken is delivered to Andeavor. In order for the corporate action so proposed to be authorized or taken, written consents representing a sufficient number	The MPC certificate of incorporation provides that any action required or permitted to be taken by the stockholders of MPC must be effected at an annual or special meeting of stockholders of MPC and may not be effected by any consent in writing by those stockholders.

Andeavor Stockholders	MPC Stockholders
of stockholders to take such action must be delivered to Andeavor within 60 days after the earliest dated written consent received by Andeavor with respect to such action.

Under Article VII of the Andeavor certificate of incorporation, an affirmative vote of at least four-fifths of the outstanding shares of Andeavor stock entitled to vote in elections of directors, voting as one class, is necessary to approve any of the following transactions with any person or entity who is, or at any time within the preceding 12 months has been, the beneficial owner of 10% or more of the outstanding shares of stock of Andeavor entitled to vote in elections of directors:

•  the adoption of an agreement for the merger or consolidation of Andeavor or any Andeavor subsidiary with or into any such person or entity (except to the extent that a majority of the Andeavor directors voting in favor of such action were members of the Andeavor board prior to the time such person or entity became the beneficial owner of 10% or more of the outstanding shares of stock of Andeavor entitled to vote in elections of directors);

•  the authorization of any disposition to any such person or entity of all or substantially all of the assets of Andeavor or any Andeavor subsidiary, or any part of such assets having a fair market value equal to or greater than 50% of the fair market value of Andeavor’s and its subsidiaries’ total assets (except to the extent that a majority of the Andeavor directors voting in favor of such action were members of the Andeavor board prior to the time such person or entity became the beneficial owner of 10% or more of the outstanding shares of stock of Andeavor entitled to vote in elections of directors);

•  the authorization of the issuance or transfer by Andeavor or any Andeavor subsidiary of any voting securities of Andeavor or any Andeavor subsidiary in exchange or payment for the securities or assets of any such person or entity (except to the extent that a majority of the Andeavor directors voting in favor of such action were members of the Andeavor board prior to the time such person or entity became the beneficial owner of 10% or more of the outstanding shares of stock of Andeavor entitled to vote in elections of directors); or

Andeavor Stockholders	MPC Stockholders
• the adoption of any plan for the dissolution of Andeavor, if the Andeavor board has not, by resolution, recommended the adoption of such plan of dissolution to the stockholders.

Stockholder Proposals
The Andeavor bylaws provide that a stockholder must give advance written notice to the Secretary of Andeavor of any proposal for business to be transacted at an annual meeting or a special meeting. The Andeavor bylaws do not provide for submission of stockholder proposals for consideration at special meetings.	The MPC bylaws provide that a stockholder must give advance written notice to the Secretary of MPC of any proposal for business to be transacted at an annual meeting or a special meeting. The MPC bylaws do not provide for submission of stockholder proposals for consideration at special meetings.

With respect to business to be transacted at an annual meeting, the notice must be in writing, meet the requirements of the Andeavor bylaws, and be received not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary date of the annual meeting for the preceding year, except that if the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of:	With respect to business to be transacted at an annual meeting, the notice must be in writing, meet the requirements of the MPC bylaws, and be received not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary date of the annual meeting for the preceding year, except that if:

• the 90th day prior to the date of such annual meeting; or

•  the annual meeting differs from the first anniversary date of the annual meeting for the preceding year by more than 30 days, notice by the stockholder must be delivered not earlier than the close of business on the 90th day prior to the date of such annual meeting; or

•  if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the date of first public disclosure by Andeavor of such meeting.

•  if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, notice by the stockholder must be delivered by the 10th day following the earlier of the date on which notice of such meeting was mailed or the date of first public disclosure by MPC of such meeting.

Certificate of Incorporation Amendments
The Andeavor certificate of incorporation states that no amendment to the certificate of incorporation or to the bylaws may amend, modify or repeal any or all of the provisions of Article VII of the Andeavor certificate of incorporation, the contents of which are discussed in the section entitled “Comparison of Stockholders’ Rights—Action by Stockholders” beginning on page 215, unless adopted by the affirmative vote or consent of the holders	The MPC certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of all then outstanding shares of capital stock of MPC entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, repeal or restate any provision of the MPC certificate of incorporation; provided, however, that if any such alteration,

Andeavor Stockholders	MPC Stockholders
of not less than four-fifths of the outstanding shares of stock of Andeavor entitled to vote in elections of directors, voting as a single class, unless the Andeavor board by unanimous resolution recommends to stockholders the adoption of such amendment, in which case the stockholders of record holding a majority of the outstanding shares of stock may nevertheless amend, modify or repeal such provisions.	amendment, repeal or restatement, except any alteration, amendment, repeal or restatement of Article SIX (addressing the authority, number, classification, term, election, succession, removal and vacancies of the MPC board), Article EIGHT (addressing amendments to the MPC certificate) or Article NINE (prohibiting stockholder action by written consent) has been approved by the majority of the directors then in office, then the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock of the MPC entitled to vote generally in the election of directors, voting together as a single class, will be sufficient to adopt such alteration, amendment, repeal or restatement. Any alteration, amendment, repeal or restatement to Article SIX, Article EIGHT or Article NINE shall require the affirmative vote of the holders of at least 80% of the voting power of all then outstanding shares of capital stock of MPC entitled to vote generally in the election of directors, voting together as a single class, regardless of whether or not such alteration, amendment, repeal or restatement is approved by the majority of the directors then in office.

Bylaw Amendments
The Andeavor certificate of incorporation and bylaws provide that the Andeavor board is authorized to make, adopt, alter, amend and repeal the Andeavor bylaws at any meeting at which a quorum is present by the affirmative vote of a majority of the directors present.	The MPC certificate of incorporation and bylaws provide that the MPC board is authorized to adopt, amend, repeal or restate the MPC bylaws by the approval of a majority of the directors then in office.

The Andeavor bylaws provide that they may be adopted, altered, amended or repealed by the affirmative vote of the holders of not less than a majority of the voting power of all of the then outstanding shares of capital stock of Andeavor then entitled to vote generally in the election of directors.	The MPC certificate of incorporation and bylaws provide that if the amendment, repeal or restatement of the MPC bylaws is approved by a majority of the directors then in office, the MPC stockholders may approve such amendment, repeal or restatement by the affirmative vote of a majority of votes cast “for” or “against” by the MPC stockholders entitled to vote, and if the adoption, amendment, repeal or restatement of the MPC bylaws is not approved by a majority of the directors then in office, the MPC stockholders may approve such adoption, amendment, repeal or restatement by the affirmative vote of not less than a majority of the voting power of all of the then outstanding shares of capital stock of MPC then entitled to vote generally in the election of directors.

Andeavor Stockholders	MPC Stockholders

Special Meetings of Stockholders
The Andeavor bylaws provide that a special meeting of the stockholders shall be held at the request of: • the chairman of the Andeavor board; • Andeavor’s chief executive officer; or	The MPC bylaws provide that a special meeting of the stockholders shall be held at the request of: • the chairman of the MPC board; • MPC’s chief executive officer;
• the Andeavor board pursuant to a resolution adopted by two-thirds of the directors then in office.	• the MPC board pursuant to a resolution adopted by a majority of the directors then in office; or

• the MPC board upon written request of 25% of the voting power of all of the then outstanding shares of capital stock of MPC then entitled to vote generally in the election of directors.

Notice of Meetings of Stockholders
Under the Andeavor bylaws, unless otherwise provided by law, notice of an annual or special meeting must be given to stockholders entitled to vote at the meeting at least 10 days but no more than 60 days prior to the date of the meeting.	Under the MPC bylaws, unless otherwise provided by law, notice of an annual or special meeting must be given to stockholders entitled to vote at the meeting at least 10 days but no more than 60 days prior to the date of the meeting.

Proxies
The Andeavor bylaws provide that every Andeavor stockholder having the right to vote is entitled to vote in person, or by proxy bearing a date not more than three years prior to voting, unless such instrument provides for a longer period, and is filed with the Secretary of Andeavor before, or at the time of, the meeting.	The MPC bylaws provide that each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy duly granted and authorized under the DGCL and other laws. Proxies for use at any meeting of stockholders shall be filed with the Secretary, or such other officer as the board may from time to time determine by resolution to act as secretary of the meeting, before or at the time of the meeting.

Forum Selection

The Andeavor bylaws provide that unless Andeavor consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain actions shall be the Court of Chancery of the State of Delaware or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware. These actions include:

•  any derivative action or proceeding brought on behalf of Andeavor;

•  any action asserting a claim of breach of fiduciary duty owed by any director, officer, other employee or stockholder of Andeavor to Andeavor or Andeavor stockholders;

The MPC certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for:

•  any derivative action or proceeding brought on behalf of MPC;

•  any action asserting a claim of breach of a fiduciary duty owed by any director or officer of MPC to MPC or the MPC stockholders;

•  any action asserting a claim arising pursuant to any provision of the DGCL, MPC’s certificate of incorporation, any preferred stock designation or MPC’s bylaws; or

•  any other action asserting a claim against MPC or any director or officer of the MPC that is

Andeavor Stockholders	MPC Stockholders

•  any action asserting a claim arising pursuant to any provision of the DGCL or Andeavor’s certificate of incorporation or bylaws;

•  any action asserting a claim governed by the internal affairs doctrine; or

•  any other action asserting an internal corporate claim, as defined in Section 115 of the DGCL.

governed by or subject to the internal affairs doctrine for choice of law purposes.

Indemnification of Directors and Officers

The Andeavor bylaws provide that Andeavor will indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Andeavor or a subsidiary of Andeavor, or while a director or officer of Andeavor or a subsidiary Andeavor, is or was serving at the request of Andeavor or a subsidiary of Andeavor as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, nonprofit entity or other enterprise, including service with respect to employee benefit plans in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of expenses can be provided under the bylaws of Andeavor, against all expenses (including attorneys’ fees), judgments, fines, liability, loss suffered and amounts paid in settlement actually and reasonably incurred by such person in connection therewith. Such indemnification will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of his or her heirs, executors and administrators.

The Andeavor bylaws provide that Andeavor will pay the expenses (including attorneys’ fees) incurred by a person potentially eligible for indemnification (as specified above) in defending any threatened, pending or completed proceeding, and such advances will be made within 30 days after the receipt by Andeavor of a statement or statements requesting such advances from time to time; except that, to the extent required by law, any payment of expenses in advance of the final disposition of a proceeding will be made only upon receipt of an undertaking by such person to repay all amounts advanced if it should be ultimately determined that such person is not entitled to be indemnified.

The MPC bylaws provide that MPC will indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that he or she is or was a director or officer of MPC, or while a director or officer of MPC, is or was serving at the request of MPC as a director, officer, manager, partner, member, member representative, trustee or other duly appointed official of any other corporation, partnership, limited liability company, association, joint venture, trust, employee benefit plan or other enterprise or entity, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of expenses can be provided under the bylaws of MPC, against all expenses (including attorneys’ fees), judgments, fines, liability, loss suffered and amounts paid in settlement actually and reasonably incurred by such person in connection therewith. Such indemnification will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of his or her heirs, executors and administrators.

The MPC bylaws provide that in the event of any threatened or pending proceeding that may give rise to a right of indemnification to an indemnitee, following a written request to MPC by such indemnitee, MPC shall promptly pay to the indemnitee, or pay directly to the third party or parties to whom such expenses are payable, amounts to cover all reasonable expenses incurred by such indemnitee in such proceeding in advance of its final disposition upon the receipt by MPC of:

•  a written undertaking executed by or on behalf of such indemnitee providing that the indemnitee will repay the advances if it shall

Andeavor Stockholders	MPC Stockholders

Andeavor is not obligated to advance expenses for any suit commenced by such person seeking advancement unless that suit is either a proceeding the commencement of which was authorized by the Andeavor board or a claim to recover expenses to which such person is entitled under the Andeavor bylaws.

ultimately be determined that the indemnitee is not entitled to be indemnified by MPC as provided in MPC’s bylaws or otherwise under the DGCL or other applicable laws; and

•  reasonably satisfactory evidence as to the amount and nature of such expenses incurred.

Stockholder Rights Plan
Andeavor is not party to a rights plan.	MPC is not party to a rights plan.

Foreign Ownership
Andeavor has no restrictions on foreign ownership.

In order to ensure that MPC remains qualified to own and operate vessels engaged in coastwise trade as a U.S. citizen under the U.S. maritime laws, the MPC certificate of incorporation limits the ownership of shares of MPC common stock by non-U.S. citizens to 23%, where a non-U.S. citizen is an individual who is not native born, naturalized or a derivative citizen of the U.S., and, with respect to entities: a partnership where all of its general partners are not citizens of the U.S., or if 75% of the interest in the partnership is not owned by citizens of the U.S.; a trust where each trustee and beneficiary are not citizens of the U.S., or if 75% of the interest in the trust is not owned by citizens of the U.S.; an association where not all members are citizens of the U.S.; a corporation not incorporated in the U.S., its chief executive officer and chairman of the board are not citizens of the U.S., more than the minority of the number of directors of its board required to reach a quorum are not citizens of the U.S., or if 75% of the shares in the corporation are not owned by citizens of the U.S., with the same standard applied to a limited liability company as a corporation.

If more than 23% of the shares of MPC are owned by non-U.S. citizens then MPC can redeem the excess shares above such percentage, paying such holders the average market price for the 20 days preceding the date such shares are called for redemption. In addition, shares owned by non-U.S. citizens above such percentage will not be entitled to voting rights.

APPRAISAL RIGHTS OF ANDEAVOR STOCKHOLDERS

General. Record holders of Andeavor common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under Section 262 of the DGCL, holders of shares of Andeavor common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) at the closing of the merger, judicially determined and paid to them in cash by complying with the provisions of Section 262 of the DGCL. Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders as in the case of approval of the Andeavor merger proposal, Andeavor, not less than 20 days prior to the meeting, must notify each stockholder who was an Andeavor stockholder on the record date for notice of such meeting with respect to shares for which appraisal rights are available, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes the required notice.

The following is a brief summary of Section 262 of the DGCL, which sets forth the procedures for demanding and perfecting statutory appraisal rights. This summary, however, is not a complete statement of the applicable requirements, and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached to this joint proxy statement/prospectus as Annex E. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 of the DGCL contained in Annex E. Failure to comply timely and properly with the requirements of Section 262 of the DGCL may result in the loss of your appraisal rights under the DGCL. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262 of the DGCL.

How to Exercise and Perfect Your Appraisal Rights. Andeavor stockholders of record who desire to exercise their appraisal rights must do all of the following:

(i)	not vote in favor of the Andeavor merger proposal;

(ii)	deliver in the manner set forth below a written demand for appraisal of such stockholder’s shares to the Secretary of Andeavor prior to the vote on the approval of the Andeavor merger proposal at the Andeavor special meeting;

(iii)	continuously hold the shares of record from the date of making the demand through the closing of the merger; and

(iv)	such stockholder or the surviving company (or any other stockholder that has properly demanded appraisal rights and is otherwise entitled to appraisal rights) must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective date of the merger.

Who May Exercise Appraisal Rights. Only a holder of record of Andeavor common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the certificate(s) representing shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a tenancy or tenancy in common, the demand must be executed by or on behalf of all owners. An authorized agent, including an agent of two or more owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand.

Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should consult with the record owner to determine the appropriate procedures for having the record holder make a demand for appraisal with respect to the beneficial owner’s shares. Any holder of shares held in “street name” who desires appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through banks, brokers and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co., The Depository Trust Company’s nominee. A demand for appraisal with respect to such shares must be made by or on behalf of the depository nominee and it must identify the depository nominee as the record owner. Any beneficial holder of shares desiring to demand and perfect appraisal rights with respect to such shares that are held through a bank, broker or other nominee is responsible for ensuring that the demand for appraisal is made by the record holder.

As required by Section 262 of the DGCL, a demand for appraisal must be in writing and must reasonably inform Andeavor of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of the holder’s shares.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to:

Attention: Secretary

Andeavor

19100 Ridgewood Parkway,

San Antonio, TX 78259

1-800-837-6768

The written demand for appraisal should specify the stockholder’s name and mailing address. The written demand must reasonably inform Andeavor that the stockholder intends thereby to demand an appraisal of his, her or its shares. The written demand must be received by Andeavor prior to the vote on the Andeavor merger proposal at the Andeavor special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the approval of the Andeavor merger proposal will alone suffice to constitute a written demand for appraisal within the meaning of Section 262 of the DGCL. In addition, the stockholder seeking to demand appraisal must not vote its shares of Andeavor common stock in favor of approval of the Andeavor merger proposal. An executed proxy that does not contain voting instructions will, unless revoked, be voted in favor of approval of the Andeavor merger proposal and will cause the stockholder’s right of appraisal to be lost. Therefore, a stockholder who desires to exercise appraisal rights should, in addition to demanding and perfecting its appraisal rights in accordance with Section 262 of the DGCL, either (1) refrain from executing and submitting the enclosed proxy card or (2) vote by proxy against the approval of the Andeavor merger proposal or affirmatively register an abstention with respect thereto.

Notwithstanding a stockholder’s compliance with the foregoing requirements, Section 262 of the DGCL provides that, because, immediately prior to the merger, Andeavor common stock was listed on a national securities exchange, the Delaware Chancery Court will dismiss the proceedings as to all holders of shares of Andeavor common stock who are otherwise entitled to appraisal rights unless (1) the total number of shares of Andeavor common stock entitled to appraisal exceeds 1% of the outstanding shares of Andeavor common stock eligible for appraisal or (2) the value of the consideration provided in the merger for such total number of shares of Andeavor common stock entitled to appraisal exceeds $1 million.

Actions After the Closing of the Merger. Within 10 days after the closing of the merger, the surviving company must give notice of the date that the merger became effective to each Andeavor stockholder who has properly filed a written demand for appraisal, who did not vote in favor of the Andeavor merger proposal and who has otherwise complied with Section 262 of the DGCL. At any time within 60 days after the closing of the merger, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the merger consideration the stockholder is entitled pursuant to the merger by delivering to the surviving company a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger consideration. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the written approval of the surviving company.

Within 120 days after the closing of the merger, but not thereafter, either the surviving company or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the requirements of Section 262 of the DGCL and is otherwise entitled to appraisal rights, or any beneficial owner for which a demand for appraisal has been properly made by the record holder, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving company in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal. The surviving company is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, stockholders seeking to exercise appraisal rights should not assume that the surviving company will file such a petition or that the surviving company will initiate any negotiations with respect to the fair value of such shares. Stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the closing of the merger, all stockholders’ rights to appraisal will cease and all stockholders will be entitled only to receive the merger consideration as provided for in the merger agreement. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the preceding sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the merger within 60 days after the closing of the merger.

Within 120 days after the closing of the merger, any stockholder who has complied with the applicable provisions of Section 262 of the DGCL will be entitled, upon written request, to receive from the surviving company a statement setting forth the aggregate number of shares of Andeavor common stock not voting in favor of the merger and with respect to which demands for appraisal were received by the surviving company and the number of holders of such shares. A person who is the beneficial owner of shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the surviving company for the statement described in the previous sentence. Such statement must be mailed within 10 days after the written request therefor has been received by the surviving company.

If a petition for appraisal is duly filed by an Andeavor stockholder and a copy of the petition is delivered to the surviving company, then the surviving company will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Andeavor common stock and with whom agreements as to the value of their shares of common stock have not been reached. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition and determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the appraisal proceeding will be conducted, as to the shares of Andeavor common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings.

After a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those stockholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest on an appraisal award from the date the merger is completed through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the date the merger is completed and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in an appraisal proceeding, the surviving company may pay to each stockholder entitled to appraisal an amount in cash (which will be treated as an advance against the payment due to such stockholder), in which case interest shall accrue after such payment only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time. When the fair value is determined, the Delaware Court of Chancery will direct the payment of such value, together with interest, if any, on the amount determined to be fair value, to the stockholders entitled to receive the same upon the surrender by such holders of the certificates representing their shares, if any, or immediately in the case of any uncertificated shares. The parties have made no determination as to whether such a payment will be made if the merger is completed, and the surviving company reserves the right to make such a payment upon the closing of the merger.

In determining fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining the fair value in an appraisal proceeding and stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger and which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined by the Delaware Court of Chancery under Section 262 of the DGCL could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. Each of Andeavor and MPC reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a share of Andeavor common stock is less than the applicable merger consideration.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness fees, although upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

From and after the date of the closing of the merger, any stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the closing of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the closing of the merger.

The foregoing is a brief summary of Section 262 of the DGCL that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of the text of which is attached as Annex E to this joint proxy statement/prospectus. To the extent there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL and the DGCL will govern.

The process of demanding and exercising appraisal rights requires strict compliance with technical requirements. Failure to comply strictly with all the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights. In that event, a stockholder will be entitled to receive the merger consideration for his or her shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, Andeavor stockholders considering exercising their appraisal rights under the DGCL should consult their own legal advisor.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF MPC

To MPC’s knowledge, the following tables set forth certain information regarding the beneficial ownership of MPC common stock as of the close of business on the respective dates provided below (except as noted in the footnotes below) and with respect to: each person known by MPC to beneficially own 5% or more of the outstanding shares of MPC common stock, each member of the MPC board, each executive officer named in the executive compensation table contained in MPC’s most recent annual meeting proxy statement, which we refer to as named executive officers, and the members of the MPC board and MPC’s current executive officers as a group.

MPC has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, MPC believes, based on the information furnished to MPC, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of MPC common stock that he, she or it beneficially owns.

Security Ownership of Directors and Executive Officers

The following table sets forth the number of shares of MPC common stock beneficially owned as of July 17, 2018, except as otherwise noted, by each director, by each named executive officer and by all directors and executive officers as a group. As of July 17, 2018, 453,536,921 shares of MPC common stock were outstanding. Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio 45840.

Common Stock

Name of Beneficial Owner Directors / Named Executive Officers	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Gary R. Heminger	2,820,064	(2)(4)(5)(7)(8)	*
Abdulaziz F. Alkhayyal	4,674	(3)	*
Evan Bayh	43,017	(2)(3)	*
Charles E. Bunch	13,898	(2)(3)	*
Steven A. Davis	24,464	(3)(7)	*
Timothy T. Griffith	225,665	(2)(4)(8)	*
Donna A. James	32,467	(2)(3)	*
Anthony R. Kenney	453,909	(2)(4)(5)(8)	*
C. Michael Palmer	308,394	(2)(4)(5)(6)(8)	*
James E. Rohr	30,964	(3)(7)	*
Frank M. Semple	4,645	(3)	*
J. Michael Stice	3,715	(3)	*
John P. Surma	41,917	(3)(7)	*
Donald C. Templin	535,795	(2)(4)(8)	*
All Directors and Executive Officers as a group (20 reporting persons)	5,020,727	(2)(3)(4)(5)(6)(7)(8)	1.11%

(1)	None of the shares of common stock reported in this column are pledged as security.
(2)	Includes shares of common stock directly or indirectly held in registered or beneficial form.
(3)	Includes restricted stock unit awards granted pursuant to the Second Amended and Restated Marathon Petroleum Corporation 2011 Incentive Compensation Plan and/or the Amended and Restated Marathon Petroleum Corporation 2012 Incentive Compensation Plan, and credited within a deferred account pursuant to the Marathon Petroleum Corporation Deferred Compensation Plan for Non-Employee Directors. The aggregate number of restricted stock unit awards credited as of July 17, 2018, for each of the non-employee directors is as follows: Mr. Alkhayyal, 4,674; Mr. Bayh, 31,917; Mr. Bunch, 8,398; Mr. Davis, 15,964; Ms. James, 31,917; Mr. Rohr, 15,964; Mr. Semple, 4,645; Mr. Stice, 3,715; and Mr. Surma, 31,917.

(4)	Includes shares of restricted stock issued pursuant to the Amended and Restated Marathon Petroleum Corporation 2012 Incentive Compensation Plan, which are subject to limits on sale and transfer, and may be forfeited under certain conditions.
(5)	Includes shares of common stock held within the Marathon Petroleum Thrift Plan.
(6)	Includes shares of common stock held within the Marathon Petroleum Corporation Dividend Reinvestment and Direct Stock Purchase Plan.
(7)	Includes shares of common stock indirectly beneficially owned in trust. The number of shares held in trust as of July 17, 2018, by each applicable director or named executive officer is as follows: Mr. Heminger, 21,228; Mr. Davis, 8,500; Mr. Rohr, 15,000; and Mr. Surma, 10,000.
(8)	Includes stock options exercisable within 60 days of July 17, 2018.
*	The percentage of shares beneficially owned by each director or each executive officer does not exceed 1% of the shares of common stock outstanding, and the percentage of shares beneficially owned by all directors and executive officers of MPC as a group is 1.11% of the shares of common stock outstanding.

Security Ownership of Other Beneficial Owners

The following table furnishes information concerning all persons known to MPC to beneficially own 5% or more of the outstanding shares of MPC common stock as of July 17, 2018. The information provided below was derived from reports filed with the SEC by the beneficial owners on the dates indicated in the footnotes below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
BlackRock, Inc.(2) 55 East 52nd Street New York, NY 10055	43,966,721	(2)	9.7%
The Vanguard Group(3) 100 Vanguard Blvd. Malvern, PA 19355	38,354,150	(3)	8.5%
State Street Corporation(4) State Street Financial Center One Lincoln Street Boston, MA 02111	25,994,576	(4)	5.7%

(1)	Based on 453,536,921 shares outstanding as of July 17, 2018.
(2)	Based on the Schedule 13G/A dated January 24, 2018, which indicates that it was filed by BlackRock, Inc. According to such Schedule 13G/A, BlackRock, Inc., as the parent holding company of several subsidiaries, reported aggregate beneficial ownership of 43,966,721 shares of MPC’s common stock. BlackRock, Inc. reported that it possessed sole voting power over 39,143,045 of these shares, shared voting power over no shares, and sole dispositive power over all of these shares.
(3)	Based on the Schedule 13G/A dated February 7, 2018, which indicates that it was filed by The Vanguard Group. According to such Schedule 13G/A, these shares are owned by The Vanguard Group and two wholly owned subsidiaries, Vanguard Fiduciary Trust Company (or VFTC) and Vanguard Investments Australia, Ltd. (or VIA), as investment managers of collective trust accounts and investment offerings, respectively. The Schedule 13G/A reports that VFTC is the beneficial owner of 531,708 shares and VIA is the beneficial owner of 403,651 shares. The Vanguard Group is a registered investment advisor and has sole voting power with respect to 689,719 shares, shared voting power with respect to 108,612 shares, sole dispositive power with respect to 37,573,091 shares, and shared dispositive power with respect to 781,059 shares.
(4)	Based on the Schedule 13G dated February 14, 2018, which indicates it was filed by State Street Corporation. According to such Schedule 13G, State Street Corporation, as the parent holding company of several subsidiaries, reported aggregate beneficial ownership of 25,994,576 shares of MPC’s common stock. State Street Corporation reported that it possessed shared voting power and shared dispositive power over all of these shares.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF ANDEAVOR

Security Ownership of Directors and Executive Officers

The following table shows the number of shares of Andeavor common stock beneficially owned as of July 17, 2018, by each director, the NEOs and Andeavor’s current directors and executive officers as a group. Unless otherwise indicated, each person or member of the group listed has sole voting and investment power with respect to the shares of Andeavor common stock listed and none of the shares of common stock shown are pledged as security. As of July 17, 2018, there were 151,122,151 shares of Andeavor common stock outstanding.

Name	Shares Beneficially Owned		Percent of Class
Rodney F. Chase	12,323		*
Paul L. Foster	7,193,134		4.8%
Edward G. Galante	3,872		*
Gregory J. Goff	863,376	(1)	*
David Lilley	16,823	(2)	*
Mary Pat McCarthy	11,891	(3)	*
J.W. Nokes	34,345	(4)	*
William H. Schumann, III	2,917	(5)	*
Jeff A. Stevens	1,005,274		*
Susan Tomasky	9,663	(6)	*
Michael E. Wiley	41,150		*
Patrick Y. Yang	5,537		*
Keith M. Casey	90,070		*
Kim K.W. Rucker	—		*
Steven M. Sterin	36,126		*
Cynthia J. Warner	38,484		*
All Directors and Executive Officers as a Group (19 individuals)	9,374,264	(7)	6.2%

*	Less than 1% of the shares of common stock outstanding.
(1)	Includes (i) 151,513 exercisable options to acquire common stock, (ii) 626 shares held under the Andeavor 401(k) Plan, and (iii) 99,200 shares held by G Goff Foundation Inc., a charitable foundation of which Mr. Goff serves as a director with shared voting and investment power.
(2)	Includes 1,689 restricted stock units that vest upon the director’s retirement from service on the board of directors.
(3)	Includes 11,052 restricted stock units that vest upon the director’s retirement from service on the board of directors.
(4)	Includes 4,146 restricted stock units that vest upon the director’s retirement from service on the board of directors.
(5)	Includes 2,028 restricted stock units that vest upon the director’s retirement from service on the board of directors.
(6)	Includes 2,035 restricted stock units that vest upon the director’s retirement from service on the board of directors.
(7)	In addition to the 99,200 shares held by G Goff Foundation Inc. and the 151,513 options referenced above, includes an aggregate of 1,173 shares held under the Andeavor 401(k) Plan.

Security Ownership of Other Beneficial Owners

The following table sets forth information from filings made with the SEC as to each person or group who as of July 17, 2018 beneficially owned more than 5% of the outstanding shares of Andeavor common stock.

Name and Address of Beneficial Owner	Shares Beneficially Owned		Percent of Class(1)
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	15,802,223	(2)	10.5%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	10,790,398	(3)	7.1%
Boston Partners One Beacon Street, 30th Floor Boston, MA 02108	9,597,764	(4)	6.4%
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	8,066,083	(5)	5.3%

(1)	Based on 151,122,151 shares outstanding as of July 17, 2018.
(2)	According to Schedule 13G/A filed with the SEC on February 12, 2018, The Vanguard Group, Inc. has sole voting power with regard to 207,157 shares of Andeavor common stock, shared voting power with regard to 28,137 shares of Andeavor common stock, sole dispositive power with regard to 15,570,945 shares of Andeavor common stock and shared dispositive power with regard to 231,278 shares of Andeavor common stock.
(3)	According to Schedule 13G filed with the SEC on January 29, 2018, BlackRock, Inc. has sole voting power with regard to 9,254,305 shares of Andeavor common stock and sole dispositive power with regard to 10,790,398 shares of Andeavor common stock.
(4)	According to Schedule 13G filed with the SEC on February 13, 2018, Boston Partners has sole voting power with regard to 7,875,240 shares of Andeavor common stock and sole dispositive power with regard to 9,597,764 shares of Andeavor common stock.
(5)	According to Schedule 13G filed with the SEC on February 13, 2018, State Street Corporation and certain of its direct and indirect subsidiaries have shared voting power and shared dispositive power with respect to 8,066,083 shares of Andeavor common stock.

VALIDITY OF COMMON STOCK

The validity of the shares of MPC common stock offered hereby will be passed upon for MPC by Jones Day.

TAX OPINION

Material U.S. federal income tax consequences of the transaction will be passed upon for Andeavor by S&C.

EXPERTS

MPC

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to Marathon Petroleum Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Andeavor

The consolidated financial statements of Andeavor appearing in Andeavor’s Annual Report on Form 10-K for the year ended December 31, 2017 and the effectiveness of Andeavor’s internal control over financial reporting as of December 31, 2017, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Western Refining

The consolidated financial statements of Western Refining, Inc. as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 incorporated in this Joint Proxy Statement/prospectus by reference from the Current Report on Form 8-K/A of Andeavor filed on July 20, 2017 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

STOCKHOLDER PROPOSALS

MPC Stockholder Proposals

In accordance with the MPC bylaws, stockholder proposals submitted for inclusion in MPC’s proxy statement for its 2019 annual meeting of stockholders, which is referred to as MPC’s 2019 Proxy Statement, must be received in writing by MPC’s Corporate Secretary no later than the close of business on November 15, 2018. Notices of stockholder director nominations for inclusion in MPC’s 2019 Proxy Statement must be received by MPC’s Corporate Secretary on or after October 16, 2018, and no later than November 15, 2018, and must comply with MPC’s proxy access bylaw provisions. Stockholder proposals (including director nominations) submitted outside the process for inclusion in MPC’s 2019 Proxy Statement must be received from stockholders of record on or after November 16, 2018, and no later than December 15, 2018, and must be accompanied by certain information about the stockholder making the proposal, in accordance with the MPC bylaws.

Andeavor Stockholder Proposals

If the merger is consummated, Andeavor is not expected to hold an annual meeting of stockholders in 2019. However, if the merger is not completed, Andeavor expects to hold an annual meeting of stockholders in 2019.

For a stockholder proposal to be considered for inclusion in Andeavor’s proxy statement for its 2019 annual meeting of stockholders, which is referred to as Andeavor’s 2019 Proxy Statement, pursuant to SEC Rule 14a-8, Andeavor’s Corporate Secretary must receive the written proposal at its principal executive offices no later than the close of business on November 15, 2018. Such proposals also must comply with the requirements of Rule 14a-8.

Eligible stockholders may nominate a candidate for election to the Andeavor board for inclusion in the Andeavor 2019 Proxy Statement in accordance with the proxy access provisions of the Andeavor bylaws. Stockholder nominations for director submitted for inclusion in the Andeavor 2019 Proxy Statement must be received in writing by Andeavor’s Corporate Secretary no earlier than October 16, 2018, and not later than the close of business on November 15, 2018, and must otherwise comply with all of the requirements of the Andeavor bylaws.

The Andeavor bylaws also establish an advance notice procedure with regard to director nominations and stockholder proposals that are not submitted for inclusion in a proxy statement but that a stockholder instead wishes to present directly at an annual meeting. Under the Andeavor bylaws, notice of such nomination or stockholder proposal for Andeavor’s 2019 annual meeting of stockholders must be delivered to the Andeavor Corporate Secretary at the above address not earlier than January 4, 2019, and not later than the close of business on February 4, 2019.

If the date of Andeavor’s annual meeting is more than 30 days before or more than 60 days after the anniversary of its annual meeting for the prior year, then the notice of a nomination or stockholder proposal must be delivered no earlier than the close of business on the 120th day prior to the meeting and not later than the close of business on the later of the 90th day prior to the meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such meeting, the 10th day after the first public announcement of the meeting date.

All nominations and stockholder proposals submitted under the Andeavor bylaws must comply with the requirements of the Andeavor bylaws. The presiding officer of the annual meeting may refuse to acknowledge or introduce any such matter if notice of the matter is not received within the applicable deadlines or does not comply with the Andeavor bylaws.

HOUSEHOLDING OF PROXY MATERIALS

MPC Householding

MPC delivers only one set of proxy materials to multiple stockholders who share the same address unless MPC has received contrary instructions from one or more of the stockholders sharing such address. Upon request, MPC will forward a separate copy of proxy materials to any stockholder at your address. If you wish to receive a separate copy of the proxy materials, you may call MPC at (419) 421-2414 or write to MPC at Marathon Petroleum Corporation, Shareholder Services Office, 539 South Main Street, Findlay, OH 45840. Stockholders sharing an address who now receive multiple copies of the proxy materials may request delivery of a single set by calling us at the above number or writing to us at the above address.

Andeavor Householding

To reduce the expense of delivering duplicate proxy materials to Andeavor stockholders who may have more than one account holding Andeavor common stock but who share the same address, Andeavor has adopted a procedure approved by the SEC called “householding.” Under this procedure, certain Andeavor stockholders of record who have the same address and last name will receive only one copy of this joint proxy statement/prospectus until one or more of these stockholders notify Andeavor that they want to receive separate copies. In addition, the broker, bank or other nominee for any stockholder who is a beneficial owner of Andeavor common stock may deliver only one copy of this joint proxy statement/prospectus to multiple stockholders who share the same address, unless that bank, broker or other nominee has received contrary instructions from one or more of the Andeavor stockholders. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Andeavor stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If, now or in the future, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus or other proxy materials, please notify Andeavor by calling Andeavor’s Investor Relations Department at 1-800-837-6768 or by sending a written request to Andeavor’s Corporate Secretary at the address listed for Andeavor in the section entitled “Where You Can Find More Information” beginning on page 236. Record owners who are receiving multiple copies and wish to receive only one, please call Andeavor’s Investor Relations Department or send a written request to Andeavor’s Corporate Secretary. Beneficial owners who are receiving multiple copies and wish to receive only one, should notify their broker, bank or other nominee.

WHERE YOU CAN FIND MORE INFORMATION

Both MPC and Andeavor file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. You may read and copy any materials that either MPC or Andeavor files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for further information on the Public Reference Room. In addition, MPC and Andeavor file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain many of these documents, free of charge, from MPC at http://marathonpetroleum.com/ under the “Investor Center” link and then under the heading “SEC Filings” or from Andeavor by accessing Andeavor’s website at http://www.andeavor.com under the “Investors” link and then under the heading “Financials”.

MPC has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to or incorporated by reference into the registration statement. These documents contain important information about the companies and their financial condition.

The SEC allows MPC and Andeavor to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document or by more recent information incorporated by reference into this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by MPC (File No. 001-35054):

•	Annual Report on Form 10-K for the year ended December 31, 2017 (filed with the SEC on February 28, 2018);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (filed with the SEC on April 30, 2018);

•	Current Reports on Form 8-K filed with the SEC on January 4, 2018, February 1, 2018 (SEC film no. 18567290), February 2, 2018, April 30, 2018 (SEC film no. 18786539), May 1, 2018, June 6, 2018 (Item 8.01 only) and July 3, 2018; and

•	The description of MPC’s common stock under the caption “Description of Capital Stock” in the Registration Statement on Form 10 filed with the SEC on January 25, 2011, as amended, including any amendment or report filed for the purpose of updating that description.

This document also incorporates by reference the following documents that have previously been filed with the SEC by Andeavor (File No. 001-03473):

•	Annual Report on Form 10-K for the year ended December 31, 2017 (filed with the SEC on February 21, 2018);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (filed with the SEC on May 8, 2018);

•	Current Reports on Form 8-K filed with the SEC on February 20, 2018, April 30, 2018, May 1, 2018, May 9, 2018, June 6, 2018 and July 3, 2018; and

•	Current Report on Form 8-K/A filed with the SEC on July 20, 2017.

Neither MPC nor Andeavor takes any responsibility for Western Refining Inc.’s filings with the SEC, and we are not incorporating by reference any part of such filings into this joint proxy statement/prospectus supplement, except to the extent incorporated by reference by Andeavor’s Current Report on Form 8-K/A, filed on July 20, 2017. The reference to Western Refining Inc.’s Annual Report on Form 10-K, as incorporated by reference in the aforementioned Current Report on Form 8-K/A filed on July 20, 2017, has not been updated for the retrospective adoption of Accounting Standards Update 2016-09, “Improvements to Employee Share-Based Payment Accounting.” Western Refining Inc. adopted this accounting standards update on January 1, 2017. The presentation of Western Refining Inc.’s Consolidated Statements of Cash Flows for the years ended December 31, 2016 and 2015 would have been retrospectively adjusted to include payments of $4.1 million and $0.5 million, respectively, for tax withholdings for stock-based compensation in net cash used in financing activities that was previously reported in net cash provided by operating activities as a change in accounts payable and accrued liabilities. Such amounts are not material to the consolidated financial statements. There were no payments during the year ended December 31, 2014.

In addition, MPC and Andeavor are incorporating by reference (i) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this registration statement on Form S-4 filed by MPC, and prior to the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and (ii) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the respective special meetings of the MPC stockholders and the Andeavor stockholders; provided, however, that MPC and Andeavor are not incorporating by reference any information furnished (but not filed), except as otherwise specified in the documents containing such information.

You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or certain other information concerning MPC or Andeavor, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below.

For MPC Stockholders:	For Andeavor Stockholders:

Marathon Petroleum Corporation 539 S. Main St. Findlay, OH 45840 Attention: Investor Relations 1-419-421-2414 MPCInvestorRelations@marathonpetroleum.com	Andeavor 19100 Ridgewood Parkway San Antonio, TX 78259 Attention: Investor Relations 1-210-626-4757 irelations@andeavor.com

To obtain timely delivery of these documents before MPC’s special meeting of stockholders, MPC stockholders must request the information no later than [    ], 2018.

To obtain timely delivery of these documents before Andeavor’s special meeting of stockholders, Andeavor stockholders must request the information no later than [    ], 2018.

Neither MPC nor Andeavor has authorized anyone to give any information or make any representation about the merger or its companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AMONG

ANDEAVOR,

MARATHON PETROLEUM CORPORATION,

MAHI INC.

AND

MAHI LLC

Dated as of April 29, 2018

A-i

A-ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (as the same may be amended from time to time in accordance with its terms, this “Agreement”), dated as of April 29, 2018, is by and among Andeavor, a Delaware corporation (the “Company”), Marathon Petroleum Corporation, a Delaware corporation (“Parent”), Mahi Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub 1”), and Mahi LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub 2,” and together with Merger Sub 1, the “Merger Subs”). The Company, Parent, Merger Sub 1 and Merger Sub 2 are each referred to herein as a “Party” and collectively, the “Parties”.

RECITALS

WHEREAS, (i) the respective boards of directors of each of Merger Sub 1 and the Company and the sole member of Merger Sub 2 have approved this Agreement and declared advisable and in the best interest of their respective equityholders, the transactions contemplated by this Agreement, including the merger of Merger Sub 1 with and into the Company, with the Company being the surviving entity (the “First Merger”), and, immediately thereafter, the merger of the surviving entity of the First Merger with and into Merger Sub 2, with Merger Sub 2 being the surviving entity of such second merger (the “Second Merger,” and collectively with the First Merger, the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and (ii) the board of directors of Parent has approved this Agreement and the Merger and the issuance of Parent Shares in the First Merger upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company are entering into a voting agreement with Parent with respect to the First Merger (the “Voting Agreement”);

WHEREAS, it is intended that, for U.S. federal income tax purposes, (i) the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”) and (ii) this Agreement, as well as any other agreements entered into pursuant to this Agreement, will constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and Section 1.368-3(a); and

WHEREAS, the Company, Parent and the Merger Subs desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIMES

1.1 The First Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub 1 shall be merged with and into the Company and the separate corporate existence of Merger Sub 1 shall thereupon cease. The Company shall be the surviving corporation in the First Merger (the “Surviving Corporation”), and the separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the First Merger, except as set forth in Article II. The First Merger shall have the effects specified in this Agreement and by the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub 1 shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub 1 shall become the debts, liabilities and duties of the Surviving Corporation.

1.2 The Second Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (the “LLC Act”), at the Second Merger Effective Time, the Surviving Corporation shall be merged with and into Merger Sub 2 and the separate corporate existence of the Surviving Corporation shall thereupon cease. Merger Sub 2 shall be the surviving company in the Second Merger (the “Surviving Company”), and the separate corporate existence of the Surviving Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Second Merger, except as set forth in Article II. The Second Merger shall have the effects specified in this Agreement and by the DGCL and the LLC Act. Without limiting the generality of the foregoing and subject thereto, at the Second Merger Effective Time, all of the property, rights, privileges, immunities, powers, franchises and authority of the Surviving Corporation and Merger Sub 2 shall vest in the Surviving Company and all debts, liabilities and duties of the Surviving Corporation and Merger Sub 2 shall become the debts, liabilities and duties of the Surviving Company.

1.3 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Jones Day, 901 Lakeside Ave., Cleveland, Ohio 44114, at 9:00 A.M. (Eastern Time) on the fifth Business Day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived by the Party entitled to the benefit thereof in accordance with this Agreement.

1.4 Effective Times.

(a) At or promptly following the Closing on the Closing Date, the Company and Parent will cause a Certificate of Merger (the “Certificate of First Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL, and make any other filings, recordings or publications required to be made by the Company or Merger Sub 1 under the DGCL. The First Merger shall become effective at the time when the Certificate of First Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of First Merger (the “Effective Time”).

(b) Immediately following the Effective Time, the Surviving Corporation and Parent will cause a Certificate of Merger (the “Certificate of Second Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 264 of the DGCL and Section 18-209 of the LLC Act, and make any other filings, recordings or publications required to be made by the Surviving Corporation or Merger Sub 2 under the DGCL or LLC Act. The Second Merger shall become effective at the time when the Certificate of Second Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by the Surviving Corporation and Parent in writing and specified in the Certificate of Second Merger (the “Second Merger Effective Time”). At the Second Merger Effective Time (i) each share of the Surviving Corporation common stock outstanding immediately prior to the Second Merger Effective Time shall be cancelled, and no consideration shall be paid with respect thereto, and (ii) the limited liability company interests of Merger Sub 2 outstanding immediately prior to the Second Merger Effective Time shall remain outstanding and shall constitute the only outstanding limited liability company interests of the Surviving Company.

1.5 Tax Consequences. The Parties intend that, for U.S. federal income tax purposes, (a) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (b) this Agreement, including any amendments thereto, be, and is hereby adopted as, a “plan of reorganization” involving the Merger for purposes of Section 354 and Section 361 of the Code.

ARTICLE II

ORGANIZATIONAL DOCUMENTS

OF THE SURVIVING CORPORATION AND THE SURVIVING COMPANY

2.1 The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth in Exhibit A (the “Charter”), until thereafter amended as provided therein or by applicable Law.

2.2 The By-Laws. The Parties shall take all actions necessary so that, at the Effective Time, the by-laws of Merger Sub 1 in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable Law.

2.3 The Certificate of Formation and Limited Liability Company Agreement of the Surviving Company. The certificate of formation and limited liability company agreement of Merger Sub 2 in effect immediately prior to the Second Merger Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Company from and after the Second Merger Effective Time until thereafter amended as provided therein or by applicable Law.

ARTICLE III

DIRECTORS, MANAGERS AND OFFICERS

OF THE SURVIVING CORPORATION AND THE SURVIVING COMPANY

3.1 Directors. The Parties shall take all actions necessary so that the board of directors of Merger Sub 1 at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

3.2 Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly appointed or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

3.3 Managers and Officers of the Surviving Company. Parent shall take all actions necessary so that from and after the Second Merger Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, the officers of the Surviving Corporation immediately prior to the Second Merger Effective Time shall be the officers of the Surviving Company.

ARTICLE IV

EFFECT OF THE FIRST MERGER ON CAPITAL STOCK;

EXCHANGE OF CERTIFICATES

4.1 Effect on Capital Stock. At the Effective Time, as a result of the First Merger and without any action on the part of the holder of any capital stock of the Company or on the part of the sole stockholder of Merger Sub 1:

(a) Per Share Merger Consideration. Subject to the allocation and election procedures set forth in Section 4.2(b), each share of the common stock, par value $0.16 2⁄3 per share, of the Company (each a “Company Share”, and collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Appraisal Shares, Company Shares owned by Parent, Merger Sub 1, Merger Sub 2 or any other direct or indirect wholly owned Subsidiary of Parent and Company Shares owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case, not held on behalf of third parties (each an “Excluded Company Share” and collectively, “Excluded Company Shares”) shall be converted into, and become exchangeable for either (i) $152.27 (the “Cash Consideration”) or (ii) 1.87 (the “Exchange Ratio”) of a share (the “Stock Consideration”) of common stock, par value $0.01 per share, of Parent (each, a “Parent Share” and collectively, the “Parent Shares”). The applicable Stock Consideration and/or Cash Consideration, in each case without interest, the “Per Share Merger Consideration”. At the Effective Time, all of the Company Shares (other than Excluded Company Shares) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Company Shares, and each non-certificated Company Share represented by book entry (each, a “Book Entry Company Share”), (other than in each case those representing Excluded Company Shares) shall thereafter represent only the right to receive, without interest, the Per Share Merger Consideration and (with respect to the Stock Consideration) the right, if any, to receive (A) pursuant to Section 4.2(e) cash in lieu of fractional shares into which such Company Shares have been converted pursuant to this Section 4.1(a) and (B) any distribution or dividend pursuant to Section 4.2(c).

(b) Cancellation of Company Shares. Each Company Share that is an Excluded Company Share shall be cancelled and shall cease to exist, with no consideration paid in exchange therefor.

(c) Treatment of Merger Sub 1 Shares. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub 1 issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2 Allocation of Per Share Merger Consideration; Election Procedures; Exchange of Company Shares.

(a) Allocation. Notwithstanding anything in this Agreement to the contrary, the number of Company Shares to be converted into the right to receive Cash Consideration in the First Merger shall be equal to 22,885,359 (the “Cash Election Number”). The number of Company Shares to be converted into the right to receive Stock Consideration in the First Merger (the “Stock Election Number”) shall be equal to the number of Company Shares to be converted pursuant to Section 4.1(a) (excluding for the avoidance of doubt the number of Company Shares represented by the Company Equity Awards that are outstanding immediately prior to the Effective Time, all of which shall be treated solely as provided in Section 4.5) less the Cash Election Number.

(b) Election Procedures.

(i) Exchange Agent. Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Company Shares, (i) at the Effective Time, certificates, or at Parent’s option, evidence of non-certificated Parent Shares in book-entry form (“Book Entry Parent Shares”), constituting at least the amounts necessary for the Stock Consideration, (ii) at the Effective Time, cash in immediately available funds constituting at least the amounts necessary for the aggregate Cash Consideration, and (iii) as necessary from time to time after the Effective Time, if applicable, any cash and dividends or other distributions with respect to the Parent Shares to be issued or to be paid pursuant to Section 4.2(c), in exchange for Company Shares outstanding immediately prior to the Effective Time, deliverable upon due surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(i)) or Book Entry Company Shares pursuant to the provisions of this Article IV (such cash, certificates for Parent Shares and evidence of Book Entry Parent Shares, together with the amount of any dividends or other distributions payable pursuant to this Article IV with respect thereto, the “Exchange Fund”). The Exchange Agent shall invest the cash available in the Exchange Fund as directed by Parent; provided that such investments shall be in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate cash portion of the Exchange Fund as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Parent. The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Certificates and Book Entry Company Shares and shall obtain no rights or interests in the shares represented thereby.

(ii) Types of Election. Subject to allocation and proration in accordance with the provisions of this Section 4.2, each record holder of Company Shares (other than (1) any Company Shares represented by the Company Equity Awards that are outstanding immediately prior to the Effective Time, all of which shall be treated solely as provided in Section 4.5 and (2) Excluded Company Shares) issued and outstanding immediately prior to the Election Deadline shall be entitled to elect to receive in respect of each such Company Share held by such record holder (A) Cash Consideration (a “Cash Election”) or (B) Stock Consideration (a “Stock Election”). Company Shares in respect of which no Cash Election or Stock Election has been affirmatively made and not revoked shall be deemed to be Company Shares in respect of which Stock Elections have been made.

(iii) Form of Election and Election Deadline. (A) Elections pursuant to Section 4.2(b)(ii) shall be made on a form (a “Form of Election”) to be provided by the Exchange Agent for that purpose to holders of record of Company Shares (other than (1) any Company Shares represented by the Company Equity Awards that are outstanding immediately prior to the Effective Time, all of which shall be treated solely as provided in Section 4.5 and (2) Excluded Company Shares), together with appropriate transmittal materials. Elections shall be made by transmitting to the Exchange Agent a duly completed Form of Election. To be effective, a Form of Election must be (x) properly completed, signed and submitted to the Exchange Agent at its designated office, by 5:00 P.M. (Eastern Time) on the Business Day that is two trading days prior to the Closing Date (which date shall be publicly announced by Parent at least four Business Days prior to the anticipated Closing Date) or such other date and time as Parent may publicly announce with the consent of the Company (the applicable of such date and times described in this clause (x), the “Election Deadline”) and (y) (except with respect to Book Entry Company Shares, in respect of which such other customary evidence as determined by the Exchange Agent shall be provided in lieu of Certificates) accompanied by the Certificate(s) representing the Company Shares as to which the election is being made (or by an appropriate guarantee of delivery of such Certificate(s) by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, provided that such Certificates are in fact delivered to the Exchange Agent within three trading days after the date of execution of such guarantee of delivery), together with a duly completed letter of transmittal. The Company shall use its reasonable best efforts to make a Form of Election (and where applicable, appropriate transmittal materials) available to all Persons who become holders of record of Company Shares (other than (1) any Company Shares represented by the Company Equity Awards that are outstanding immediately prior to the Effective Time, all of which shall be treated solely as provided in Section 4.5 and (2) Excluded Company Shares) between the date the Forms of Election are mailed and the Election Deadline. Parent shall determine, in its reasonable discretion, which discretion and authority it may delegate in whole or in part to the Exchange Agent, whether Forms of Election (and where applicable, appropriate transmittal materials) have been properly completed, signed and submitted or revoked. The decision of Parent (or the Exchange Agent, as the case may be) in such matters shall be conclusive and binding. A holder of Company Shares that does not submit an effective Form of Election prior to the Election Deadline shall be deemed to have made a Stock Election.

(iv) Revocation of Election. An election may be revoked, but only by written notice received by the Exchange Agent prior to the Election Deadline. Any Certificate(s) representing Company Shares that have been submitted to the Exchange Agent in connection with an election shall be returned without charge to the holder thereof in the event such election is revoked as aforesaid and such holder requests in writing the return of such Certificate(s) or Book Entry Company Shares. Upon any such revocation, unless a duly completed Form of Election is thereafter submitted prior to the Election Deadline in accordance with Section 4.2(b)(ii) and Section 4.2(b)(iii), such Company Shares shall be Stock Election Shares. In the event that this Agreement is terminated in accordance with Article VIII and any Company Shares have been transmitted to the Exchange Agent pursuant to the provisions of this Agreement, such Company Shares shall promptly be returned without charge to the Person submitting the same.

(v) Proration for Oversubscription of Cash Election. In the event that the aggregate number of Company Shares in respect of which Cash Elections have been made (collectively, the “Cash Election Shares”) exceeds the Cash Election Number, all Company Shares in respect of which Stock Elections have been made, or deemed by Parent in its reasonable discretion to have been made, pursuant to this Section 4.2 (the “Stock Election Shares”) shall be converted into the right to receive Stock Consideration, and all Cash Election Shares shall be converted into the right to receive Stock Consideration or Cash Consideration in the following manner:

(A) the Cash Election Shares held by each record holder of Company Shares shall be deemed converted to Stock Election Shares, on a pro-rata basis based on the ratio of (x) one minus (y) the Cash Election Number divided by the aggregate number of Cash Election Shares, such that the aggregate number of Cash Election Shares so deemed converted, when added to the other Stock Election Shares, shall equal as closely as practicable the Stock Election Number (rounding the number of Cash Election Shares of a holder that are to remain Cash Election Shares downward where needed), and all such Cash Election Shares so deemed converted (“Deemed Converted Cash Election Shares”) shall be converted into the right to receive Stock Consideration (and cash in lieu of fractional Parent Shares pursuant to Section 4.2(e)). For example, and by way of illustration only, if the aggregate number of Company Shares in respect of which Cash Elections had been made were three times the Cash Election Number, each record holder of Company Shares holding Cash Election Shares would receive, in respect of the Company Shares for which such holder had made a Cash Election, Cash Consideration for approximately one-third of such Company Shares and Stock Consideration for approximately two-thirds of such Company Shares; and

(B) any remaining Cash Election Shares held by each record holder of Company Shares shall be converted into the right to receive Cash Consideration. For the avoidance of doubt, in the circumstances where this Section 4.2(b)(v) is applicable, each record holder of Cash Election Shares shall to the extent reasonably possible receive the same proportion of Cash Consideration, and the same proportion of Stock Consideration, with respect to their aggregate Cash Election Shares as each other record holder of Cash Election Shares receives in respect of their aggregate Cash Election Shares pursuant to this Section 4.2(b)(vi).

(vi) Proration for Oversubscription of Stock Election. In the event that the aggregate number of Company Shares in respect of which Stock Elections have been made exceeds the Stock Election Number, all Company Shares in respect of which Cash Elections have been made pursuant to this Section 4.2 shall be converted into the right to receive Cash Consideration, and all Stock Election Shares shall be converted into the right to receive Stock Consideration or Cash Consideration in the following manner:

(A) the Stock Election Shares held by each record holder of Company Shares shall be deemed converted to Cash Election Shares, on a pro-rata basis based on the ratio of (x) one minus (y) the Stock Election Number divided by the aggregate number of Stock Election Shares, such that the aggregate number of Stock Election Shares so deemed converted, when added to the other Cash Election Shares, shall equal as closely as practicable the Cash Election Number (rounding the number of Stock Election Shares of a holder that are to remain Stock Election Shares downward where needed), and all such Stock Election Shares so deemed converted (“Deemed Converted Stock Election Shares”) shall be converted into the right to receive Cash Consideration; and

(B) any remaining Stock Election Shares held by each record holder of Company Shares shall be converted into the right to receive Stock Consideration.

For the avoidance of doubt, in the circumstances where this Section 4.2(b)(vi) is applicable, each record holder of Stock Election Shares shall to the extent reasonably possible receive the same proportion of Stock Consideration, and the same proportion of Cash Consideration, with respect to their aggregate Stock Election Shares as each other record holder of Stock Election Shares receives in respect of their aggregate Stock Election Shares pursuant to this Section 4.2(b)(vi).

(vii) The Exchange Agent, in consultation with Parent, shall make all computations to give effect to this Section 4.2.

(c) Distributions with Respect to Unexchanged Company Shares; Voting. All Parent Shares to be issued pursuant to the First Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of Parent Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Stock Consideration issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Shares shall be paid to any holder of any unsurrendered Certificate or untransferred Book Entry Company Share until such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 4.2(g)) or Book Entry Company Share is transferred for exchange in accordance with this Article IV. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 4.2(g)) or transfer of such Book Entry Company Share that has been converted into the right to receive the Stock Consideration, there shall be issued and/or paid to the holder of the certificates representing whole Parent Shares (or as applicable, Book Entry Parent Shares) issued in exchange therefor, without interest, (i) at the time of such surrender or transfer, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole Parent Shares and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole Parent Shares with a record date after the Effective Time but with a payment date subsequent to surrender or transfer, as applicable. No holder of Certificates or Book Entry Company Shares that have been converted into the right to receive Cash Consideration shall be entitled to receive any amount pursuant to this Section 4.2(c) in respect of such Certificates or Book Entry Company Shares.

(d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book Entry Company Share is presented to the Surviving Corporation (which, following the consummation of the Second Merger, shall include the Surviving Company), Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the aggregate Per Share Merger Consideration (and to the extent applicable, cash in lieu of fractional shares pursuant to Section 4.2(e) and/or any dividends or other distributions pursuant to Section 4.2(c)) to which the holder thereof is entitled pursuant to this Article IV.

(e) Fractional Company Shares. Notwithstanding any other provision of this Agreement, no fractional Parent Shares will be issued and any holder of Company Shares entitled to receive a fractional Parent Share but for this Section 4.2(e) shall be entitled to receive a cash payment in lieu thereof, without interest, which payment shall be calculated by the Exchange Agent and shall be an amount equal to the product of (i) the average of the closing prices per Parent Share on the New York Stock Exchange (the “NYSE”), as reported in the Wall Street Journal (or if not reported thereby, as reported in another authoritative source), for the five full trading days ending on the second Business Day immediately preceding the date on which the Effective Time occurs multiplied by (ii) the fraction of a Parent Share (after taking into account all Company Shares held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) to which such holder would otherwise be entitled. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional Parent Shares. No holder of Certificates or Book Entry Company Shares that have been converted into the right to receive Cash Consideration shall be entitled to receive any amount pursuant to this Section 4.2(e) in respect of such Certificates or Book Entry Company Shares.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any Parent Shares) that remains unclaimed by the stockholders of the Company for 180 days after the Effective Time shall be delivered to Parent. Any holder of Company Shares (other than Excluded Company Shares) who has not theretofore complied with this Article IV shall thereafter look only to Parent for delivery of any Per Share Merger Consideration (and to the extent applicable, cash in lieu of fractional shares pursuant to Section 4.2(e) and/or any dividends or other distributions pursuant to Section 4.2(c)), payable and/or issuable pursuant to Section 4.1 and Section 4.2 upon due surrender of their Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(g)) or transfer of Book Entry Company Shares, in each case, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund which remains undistributed to the holders of Company Shares immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against Parent, the Exchange Agent or any of Parent’s Subsidiaries with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable Per Share Merger Consideration, and (to the extent applicable) any cash pursuant to Section 4.2(e) or unpaid dividends or other distributions pursuant to Section 4.2(c), that would have been payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(h) Withholdings. Parent, the Surviving Company or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Company Shares pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the payment of the Per Share Merger Consideration, as applicable, or the making of such payment under the Code, or under any provision of state, local or foreign Tax Law and further shall be entitled to make any required reporting regarding such payment to the appropriate taxing authority. Any amount deducted or withheld pursuant to this Section 4.2(h), and paid over to the appropriate taxing authority, shall be treated as having been paid or issued, as applicable, to the holder of Company Shares in respect of which such deduction or withholding was made. Such withholding shall be made first from the cash otherwise payable to such holder prior to withholding from Parent Shares. In the case of any withholding from Parent Shares, Parent shall withhold an amount of Parent Shares having a fair market value equal to the withholding obligation to be satisfied with such Parent Shares at the time such shares are withheld.

4.3 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Company Shares that are issued and outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Company Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 4.1(a), but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the “fair value” of such Appraisal Shares in accordance with and to the extent provided in Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL with respect to Appraisal Shares, then the right of such holder to seek appraisal of such Company Shares shall cease and such Company Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 4.1(a), without interest. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares, and Parent shall participate in and control all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

4.4 Adjustments. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Company Shares or securities convertible or exchangeable into or exercisable for Company Shares or the issued and outstanding Parent Share or securities convertible or exchangeable into or exercisable for Parent Shares, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, then the Per Share Merger Consideration and the Cash Election Number shall be equitably adjusted, without duplication, to proportionally reflect such change and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration; provided that nothing in this Section 4.4 shall be construed to permit the Company to take any of the foregoing actions with respect to its securities to the extent otherwise prohibited by the terms of this Agreement.

4.5 Treatment of Company Equity Awards.

(a) Company Options. At the Effective Time, each option award to purchase Company Shares (each, a “Company Option”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to represent an option award to purchase Company Shares and be converted into an option award to acquire a number of Parent Shares (rounded down to the nearest whole number) equal to (i) the number of Company Shares subject to the Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Company Share of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each Company Option shall continue to be governed by the same terms and conditions as were applicable under such Company Option immediately prior to the Effective Time.

(b) Company RSUs. At the Effective Time, each restricted stock unit award or phantom stock award in respect of Company Shares with only time-based vesting requirements, except for awards held by non-employee directors of the Company (each, a “Company RSU”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent a restricted stock unit award or phantom stock award denominated in Company Shares and be converted into a restricted stock unit award denominated in Parent Shares relating to the number of Parent Shares (rounded down to the nearest whole number) equal to (i) the number of Company Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such restricted stock unit award shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to such Company RSU immediately prior to the Effective Time.

(c) Company Director RSUs. At the Effective Time, (A) any vesting conditions applicable to each outstanding restricted stock unit award in respect of Company Shares with only time-based vesting requirements that is held by a non-employee director of the Company (each, a “Company Director RSU”) shall, automatically and without any required action on the part of the holder thereof, accelerate in full, and (B) each Company Director RSU shall, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company Director RSU to receive (without interest), as soon as reasonably practicable following the Effective Time (but in any event no later than ten (10) Business Days after the Effective Time), an amount in cash equal to (i) the number of Company Shares subject to such Company Director RSU immediately prior to the Effective Time multiplied by (ii) the Cash Consideration; provided, however, that to the extent that any such Company Director RSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(d) Company Performance Share Awards. At the Effective Time, each performance share award in respect of Company Shares with any performance-based vesting requirements (each, a “Company PSA”) that is outstanding as of immediately prior to the Effective Time, shall, automatically and without any action on the part of the holder thereof, cease to represent a performance share award denominated in Company Shares and be converted into a time-based restricted stock unit denominated in Parent Shares relating to the number of Parent Shares (rounded down to the nearest whole number) equal to (i) the number of Company Shares that would have been issued under such Company PSA assuming the greater of (A) the achievement of target performance or (B) the achievement of actual performance measured as of the Effective Time, as reasonably determined in good faith by the compensation committee of the Company board of directors in accordance with the applicable award agreement and in consultation with the Chief Executive Officer of Parent, multiplied by (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such restricted stock unit shall continue to be governed by the same terms and conditions (including time-based vesting terms) as were applicable to such Company PSA immediately prior to the Effective Time.

(e) Company Market Stock Units. At the Effective Time, each market stock unit award in respect of Company Shares (a “Company MSU”) that is outstanding as of immediately prior to the Effective Time, shall, automatically and without any action on the part of the holder thereof, cease to represent a market stock unit award denominated in Company Shares and be converted into a time-based restricted stock unit award denominated in Parent Shares relating to the number of Parent Shares (rounded down to the nearest whole number) equal to (i) the greater of (A) the target number of Company Shares subject to such Company MSU or (B) the number of Company Shares that would have been issued under such Company MSU based on actual performance measured as of the Effective Time, as reasonably determined in good faith by the compensation committee of the Company board of directors in accordance with the applicable award agreement and in consultation with the Chief Executive Officer of Parent, multiplied by (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such restricted stock unit award shall continue to be governed by the same terms and conditions (including time-based vesting terms) as were applicable to such Company MSU immediately prior to the Effective Time.

(f) Company Restricted Shares. At the Effective Time, each Company Share award subject to vesting, repurchase or other lapse of restrictions pursuant to an award (a “Company Restricted Share”) that is outstanding as of immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, cease to represent a restricted Company Share award and be converted into a number of restricted Parent Shares (rounded down to the nearest whole number) equal to (i) the number of Company Restricted Shares held by the holder of such award, multiplied by (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such restricted share award shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to such Company Restricted Share immediately prior to the Effective Time.

(g) Company Other Awards. At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Company Shares or benefits measured by the value of Company Shares, and each award of any kind consisting of Company Shares that may be held, awarded, outstanding, payable or reserved for issuance under any Company Benefit Plans, other than Company Options, Company RSUs, Company Director RSUs, Company PSAs, Company MSUs, and Company Restricted Shares (the “Company Other Awards”), in each case, that is outstanding as of immediately prior to the Effective Time, shall, automatically and without any action on the part of the holder thereof, cease to represent an award denominated in Company Shares and be deemed to be converted into the right to acquire or receive benefits measured by the value of (as the case may be) the number of Parent Shares (rounded down to the nearest whole number) equal to (i) the number of Company Shares subject to such Company Other Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such award shall continue to be governed by the same terms and conditions as were applicable to such Company Other Award immediately prior to the Effective Time.

(h) Corporate Actions. Prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 4.5. The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Company will be required to deliver Company Shares or other capital stock of the Company to any Person pursuant to or in settlement of the Company Equity Awards. Prior to the Effective Time, Parent shall take all actions that are necessary for the assumption of the Company Equity Awards pursuant to this Section 4.5. As of no later than the Effective Time and if necessary, Parent shall file a registration statement with the SEC on Form S-8 (or other applicable form) with respect to the interests or Parent Shares subject to the Company Equity Awards that are converted pursuant to this Section 4.5, and Parent shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as such converted awards remain outstanding or such registration continues to be required. As soon as practicable after the registration of such interests or shares, Parent shall deliver to the holders of converted Company Equity Awards appropriate notices describing that such Company Equity Awards have been assumed by Parent and shall continue in effect in accordance with the provisions described in this Section 4.5 with respect to the applicable Company Equity Award.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Company. Except as set forth in the Company Reports or the MLP Reports publicly filed with the SEC prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) (it being agreed that nothing disclosed in the Company Reports or the MLP Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(c)(ii), Section 5.1(j) or Section 5.1(t)) or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to or simultaneously with entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Letter to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face), the Company hereby represents and warrants to Parent, Merger Sub 1 and Merger Sub 2 that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Significant Subsidiaries is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization. Each of the Company and its Significant Subsidiaries is in good standing under the Laws of its respective jurisdiction of organization, and each other Subsidiary of the Company is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, and each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement. The Company has made available to Parent complete and correct copies of the Company’s and its Significant Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. Section 5.1(b) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and its Significant Subsidiaries are organized. No Company Subsidiary owns or has any outstanding right in any Company Shares.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 300,000,000 Company Shares and 5,000,000 shares of preferred stock, with no par value per share (“Company Preferred Shares”). As of the close of business on April 26, 2018, (A) 151,122,485 Company Shares were issued and outstanding (not including Company Shares held in treasury), of which 12,329 were subject to vesting, repurchase or other lapse of restrictions pursuant to an award, (B) 49,651,917 Company Shares were held in treasury, (C) no Company Preferred Shares were issued or outstanding, (D) 167,913 Company Shares were issuable upon the exercise of outstanding options to purchase Company Shares, which had a weighted average exercise price of $13.66, (E) 145,211 Company Shares were subject to outstanding restricted stock units or phantom stock in respect of Company Shares with only time-based vesting requirements, (F) 373,207 Company Shares were subject to outstanding performance shares in respect of Company Shares with any performance-based vesting requirements (assuming achievement of the applicable performance measures at the target level), (G) 1,094,757 Company Shares were subject to outstanding market stock units in respect of Company Shares (assuming achievement of the applicable performance measures at the target level), (H) no Company Shares were subject to rights or benefit pursuant to outstanding Company Other Awards, (I) 1,998,100 Company shares were reserved for issuance under the Andeavor Amended and Restated 2011 Long-Term Incentive Plan, no Company Shares were reserved for issuance under the Andeavor 2006 Long-Term Incentive Plan, no Company Shares were reserved for issuance under the Amended and Restated 2010 Incentive Plan of Western Refining, Inc. and no Company Shares were reserved for issuance under the Amended and Restated Northern Tier Energy LP 2012 Long Term Incentive Plan (collectively, the “Stock Plans”) and (J) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Section 5.1(b)(i) of the Company Disclosure Letter contains a correct and complete list as of the close of business on April 26, 2018 of each Company Equity Award issued under the Stock Plans, including the date of grant, number of Company Shares, and, where applicable, outstanding dividend equivalent rights, exercise price and vesting schedule. All outstanding Company Shares are, and all Company Shares reserved for issuance, when issued upon exercise thereof or in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and non-assessable, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (a “Lien”). Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries (other than the MLP) is duly authorized, validly issued, fully paid and non-assessable and, except as disclosed in Section 5.1(b)(iii) of the Company Disclosure Letter, each of the outstanding shares of capital stock or other securities of each of the Company’s Significant Subsidiaries (other than the MLP) is owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of all Liens. Except as set forth above in this Section 5.1(b)(i), and for changes after the date hereof in compliance with Section 6.1(a), there are no (1) shares of capital stock or other securities of, or ownership interests in, the Company, (2) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of or ownership interests in the Company or any Subsidiary, (3) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that (x) give any Person the right to purchase, subscribe for or acquire from the Company or any Company Subsidiary, or (y) obligate the Company or any of its Subsidiaries to issue or sell, any capital stock, securities of, or ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or securities of, or ownership interests in, the Company or any Company Subsidiary or (4) obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock or securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or securities of, or ownership interests in, the Company or any Company Subsidiary. Neither the Company nor the MLP has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or the unitholders of the MLP on any matter. There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of or restricting the transfer of the capital stock or other equity interests of the Company or any Company Subsidiary.

(ii) As of the close of business on April 26, 2018, there were (A) 217,187,916 common units of Andeavor Logistics LP (the “MLP”) issued and outstanding, of which 127,889,386 were owned directly or indirectly by the Company, (B) no subordinated units of the MLP issued and outstanding, (C) 2,202,880 general partnership units issued and outstanding, (D) 600,000 Series A Preferred units issued and outstanding, (E) 80,000 TexNew Mex units issued and outstanding, (F) 306,328 common units of MLP subject to outstanding MLP phantom units (assuming, if applicable, achievement of the applicable performance measures at the target level) and (G) 812,393 common units of the MLP reserved for issuance under the Andeavor Logistics LP 2011 Long-Term Incentive Plan and no common units of the MLP reserved for issuance under the Western Refining Logistics LP 2013 Long-Term Incentive Plan (collectively, the “MLP Unit Plans”). Section 5.1(b)(ii) of the Company Disclosure Letter contains a correct and complete list as of the close of business on April 26, 2018 of each outstanding phantom unit or other award (including outstanding distribution equivalent rights) under the MLP Unit Plans, including the type of award, number of units, and, where applicable, vesting schedule. The sole general partner of the MLP is Andeavor Logistics GP, LLC, which is a wholly owned subsidiary of the Company. All of the outstanding equity interests of the MLP are duly authorized and validly issued, free and clear of all Liens in accordance with the MLP’s Third Amended and Restated Agreement of Limited Partnership, dated December 1, 2017 (the “Partnership Agreement”) and are fully paid and non-assessable (to the extent required by the Partnership Agreement). Except as set forth above in this Section 5.1(b)(ii), and for changes after the date hereof in compliance with Section 6.1(a), there are no equity interests in, or any securities convertible into or exchangeable or exercisable for any equity interests in, the MLP. Each Subsidiary of the MLP is wholly owned by the MLP.

(iii) Section 5.1(b)(iii) of the Company Disclosure Letter sets forth each material Company Subsidiary that is not wholly owned by the Company or another wholly owned Subsidiary of the Company (other than the MLP). The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”) in order to consummate the Merger and the other transactions contemplated by this Agreement.

(c) Corporate Authority; Approval and Fairness. (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the Voting Agreement and to consummate the Merger, subject only to adoption of this Agreement by the holders of a majority of the outstanding Company Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). The Requisite Company Vote is the only vote of the holders of capital stock of the Company that is necessary under applicable Law, NYSE rules, and the Company’s certificate of incorporation and by-laws to adopt, approve and authorize this Agreement. This Agreement and the Voting Agreement have been duly executed and delivered by the Company and constitute valid and binding agreements of the Company enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The board of directors of the Company has (A) unanimously approved this Agreement and declared advisable and in the best interest of its stockholders, the First Merger and resolved to recommend the adoption of this Agreement to the holders of Company Shares (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of Company Shares for their adoption and (C) received the opinion of its financial advisor, Goldman Sachs & Co. LLC, to the effect that the Per Share Merger Consideration payable to the holders of Company Shares (other than Parent and its Affiliates) is fair, from a financial point of view, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, to such holders. A signed copy of the written opinion of Goldman Sachs & Co. LLC rendered to the board of directors of the Company will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company. It is understood and agreed that such opinion is for the benefit of the Company’s board of directors and may not be relied upon by Parent, Merger Sub 1 or Merger Sub 2 or any other Person. The board of directors of the Company has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement and the Voting Agreement or the consummation of the transactions in the manner contemplated hereby or thereby.

(d) Governmental Filings; No Violations; Certain Contracts, Etc. (i) Other than the filings and/or notices (A) pursuant to Section 1.4, (B) under the HSR Act and any other applicable national, federal, state or foreign applicable Laws that are designed to govern foreign investment or competition, or intended to prohibit, restrict or regulate actions having the purposes or effect of monopolization, lessening of competition or restraint of trade (together with the HSR Act, the “Antitrust Laws”), the Exchange Act and the Securities Act, (C) required to be made with the NYSE, (D) under state securities, takeover and “blue sky” Laws, and (E) (if any) required to be made with the Federal Communications Commission, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement and the Voting Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby and thereby, or in connection with the continuing operation of the business of the Company and its

Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement.

(ii) The execution, delivery and performance of this Agreement and the Voting Agreement by the Company do not, and the consummation of the First Merger, the Second Merger and the other transactions contemplated hereby and thereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the loss of any benefits under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to (1) any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, (2) assuming (solely with respect to performance of this Agreement and the Voting Agreement and consummation of the First Merger) compliance with the matters referred to in Section 5.1(d)(i), any Law to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, conflict, violation, termination, default, creation, acceleration, loss or change that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement.

(e) Company Reports; Financial Statements. (i) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since December 31, 2015 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). The MLP has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “MLP Reports”). Each of the Company Reports and MLP Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will when so filed or furnished comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports or MLP Reports, as applicable. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports and the MLP Reports did not, and none of the Company Reports and the MLP Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the Company and the MLP is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(ii) Each of the Company and the MLP maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company or the MLP, as applicable, is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s or the MLP’s, as applicable, filings with the SEC and other public disclosure documents. The Company and the MLP each maintain internal control over financial reporting (as defined in and meeting the requirements of Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Each of the Company and the MLP has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to its auditors and the audit committee of its board of directors (1) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s or the MLP’s, as applicable, ability to record, process, summarize and report financial information and has identified for the Company’s or the MLP’s, as applicable, auditors and audit committee of its board of directors any material weaknesses in internal control over financial reporting and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s or the MLP’s internal control over financial reporting. The Company has made available to Parent as of the date hereof (x) a summary of any such disclosure with respect to clauses (1) and (2) of the preceding sentence made by management to the Company’s auditors and audit committee since December 31, 2016 and (y) any material communication since December 31, 2016 made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports or the MLP Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports and MLP Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries (or, in the case of the consolidated balance sheets included in or incorporated by reference into the MLP Reports, of the MLP and its consolidated Subsidiaries) as of its date and each of the consolidated statements of operations, comprehensive income, changes in equity and cash flows included in or incorporated by reference into the Company Reports (or, in the case of the consolidated statements of operations, comprehensive income, changes in equity and cash flows included in or incorporated by reference into the MLP Reports, of the MLP and its consolidated Subsidiaries), including any related notes and schedules, fairly presents in all material respects, or, in the case of Company Reports and MLP Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, cash flows, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries (or as applicable, the MLP and its consolidated Subsidiaries) for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(f) Absence of Certain Changes. (i) Since December 31, 2017, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practices.

(ii) Since December 31, 2017, there has not been any change in the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development that individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(iii) From December 31, 2017 through the date of this Agreement, there has not been any material change in any method of accounting or accounting practices by the Company or any of its Subsidiaries, except as required by changes in GAAP or the Exchange Act.

(g) Litigation and Liabilities. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries which to the Knowledge of the Company would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (1) liabilities or obligations disclosed and provided for in the most recent balance sheet included in the Company Reports or in the notes to such balance sheet; (2) liabilities or obligations incurred in the ordinary course of business since December 31, 2017; (3) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (4) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. This Section 5.1(g) shall not apply to any actions, suits, claims, hearings, arbitrations, investigations or other proceedings against the Company or any of its Subsidiaries or any of their respective directors to the extent arising out of the Merger Agreement, the Merger or the other transactions contemplated by this Agreement.

(h) Employee Benefits. (i) Section 5.1(h)(i) of the Company Disclosure Letter sets forth an accurate and complete list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has made available to Parent a true and complete copy of the following items (in each case, only if applicable): (A) plan documents and all related trust agreements, insurance contacts, or other funding arrangements; (B) written descriptions of any Company Benefit Plans that are not set forth in writing; (C) the most recent summary plan description together with the summary or summaries of material modifications thereto; (D) the most recent annual actuarial valuation; (E) the most recently filed annual report on IRS Form 5500 and all schedules thereto; (F) the most recent determination letter or opinion letter issued by the Internal Revenue Service (“IRS”) with respect to any Company Benefit Plan and related trust intended to be qualified under Section 401(a) of the Code; and (G) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Company Benefit Plan, with respect to any issue that remains outstanding.

(ii) Each Company Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plan pursuant to which it was issued, (B) has an exercise price per Company Share equal to or greater than the fair market value of a Company Share on the date of such grant, (C) has a grant date identical to the date on which the Company’s board of directors or compensation committee thereof actually awarded such Company Option, and (D) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company Reports, respectively.

(iii) Neither the Company, any of its Subsidiaries, nor any of their respective ERISA Affiliates contributes to, is required to contribute to, or has in the last six years contributed to or been required to contribute to a Multiemployer Plan. Neither the Company, any of its Subsidiaries, nor any of their respective ERISA Affiliates has incurred any “withdrawal liability” (within the meaning of Section 4201 of ERISA) with respect to a Multiemployer Plan that has not been satisfied in full or has (or is reasonably expected to have) any other material current or contingent liability with respect to any Multiemployer Plan.

(iv) Except for such claims which would not have, individually or in the aggregate, a Company Material Adverse Effect, no action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action (by any Person or Governmental Entity) is pending or, to the Knowledge of the Company, threatened (A) with respect to any Company Benefit Plan other than claims for benefits in the ordinary course, (B) alleging any breach of the material terms of any Company Benefit Plan or any fiduciary duties with respect thereto or (C) with respect to any violation of any applicable Law with respect to such Company Benefit Plan.

(v) Each Company Benefit Plan (including any related trusts) has been established, operated, maintained, funded and administered in compliance with its terms and with all applicable Laws, including ERISA and the Code (including Section 409A of the Code), except for such non-compliance which would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not result in a Company Material Adverse Effect, (A) neither the Company nor any Subsidiary or any “party in interest” or “disqualified person” with respect to a Company Benefit Plan has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA and (B) no fiduciary has incurred any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Knowledge of the Company, no fact or event has occurred that would adversely affect the qualification or tax exemption of any such Company Benefit Plan. Neither the Company nor any of its Subsidiaries maintains or contributes to or is required to contribute to any plan, agreement or arrangement which provides post-termination or post-retirement health or life insurance benefits or coverage to any Person, other than for continuation coverage required to be provided pursuant to Section 4980B of the Code.

(vi) Except as set forth on Section 5.1(h)(vi) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates sponsors, maintains or contributes to or in the last six years has sponsored, maintained, contributed to or been required to contribute to, or has (or is reasonably expected to have) any material current or contingent liability with respect to any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, or a “multiple employer plan” subject to Sections 4063 or 4064 of ERISA or Section 413(c) of the Code. No liability under Section 302 or Title IV of ERISA or Section 412 of the Code has been incurred by the Company, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full. With respect to any Company Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (A) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (B) the Pension Benefit Guaranty Corporation (the “PBGC”) has not instituted proceedings to terminate any such Company Benefit Plan, and (C) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(vii) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, with respect to any Company Benefit Plan, all contributions, premiums and other payments due from any of the Company or any of its Subsidiaries required by Law or any Company Benefit Plan have been made under any such plan to any fund, trust or account established thereunder or in connection therewith by the due date thereof or accrued in accordance with generally accepted accounting principles.

(viii) Except as set forth on Section 5.1(h)(viii) of the Company Disclosure Letter, the execution and delivery of this Agreement, the shareholder or other approval of this Agreement, and the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay, retention bonuses, non-competition payments or any other material payment, (B) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, officer or independent contractor, (C) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, or (D) result in any amount failing to be deductible by reason of Section 280G of the Code. No director, officer, employee or other service provider of the Company or any of its Subsidiaries is entitled to a gross up, make whole or other similar payment as a result of the imposition of Taxes under Section 4999 or Section 409A of the Code pursuant to any agreement or arrangement with the Company or any of its Subsidiaries.

(ix) No Company Benefit Plan is maintained outside of the United States substantially for the benefit of current and former service providers of the Company or any of its Subsidiaries who work outside of the United States or otherwise is subject to the Laws of any Governmental Entity other than those of the United States.

(i) Compliance with Laws.

(i) The businesses of each of the Company and its Subsidiaries are and have at all times since the Applicable Date been in compliance with all applicable federal, state, local or foreign laws, statutes or ordinances, common laws or any rules, regulations, standards, judgments, orders, writs, injunctions, decrees, arbitration awards, agency requirements, licenses or permits of any Governmental Entity (collectively, “Laws”), except for violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement. Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to the Company or any of its

Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company, its Subsidiaries (other than the MLP and its Subsidiaries) and, to the Knowledge of the Company, the MLP and its Subsidiaries, each has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions, allowances and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted and all such Licenses are in full force and effect, except those the absence of which or the failure of which to be in full force or effect would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) the Company and its Subsidiaries have developed and implemented a compliance program that includes corporate policies and procedures designed to ensure compliance with the Anti-Corruption Laws, (B) there have been no voluntary disclosures by the Company or any of its Subsidiaries under any Anti-Corruption Law, (C) no Governmental Entity has notified the Company or any Company Subsidiary in writing of any actual or alleged violation or breach of any Anti-Corruption Law, (D) neither the Company nor any Company Subsidiary has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to the Company’s or any Company Subsidiary’s compliance with any Anti-Corruption Law, and to the Company’s Knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records, (E) neither the Company nor any Company Subsidiary has been or is now under any administrative, civil or criminal charge or indictment or, to the Company’s Knowledge, investigation, alleging non-compliance with the Anti-Corruption Laws, nor, to the Company’s Knowledge, is there any basis for any such charge, indictment or investigation and (F) neither the Company nor any Company Subsidiary has been or is now a party to any administrative or civil litigation alleging noncompliance with any Anti-Corruption Law, nor, to the Company’s Knowledge, is there any basis for any such proceeding.

(j) Takeover Statutes. Other than Section 203 of DGCL (from which the Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby), no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or by-laws (or in the organizational documents of the MLP) is applicable to the Company, the MLP, the Company Shares, the equity interests of the MLP, the Voting Agreement, the Merger or the other transactions contemplated by this Agreement or the Voting Agreement. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound.

(k) Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be a Company Material Adverse Effect, (A) the Company and its Subsidiaries have complied at all times since the Applicable Date, with all applicable Environmental Laws; (B) no property (including soils, groundwater, surface water, buildings and surface and subsurface strata or structures) currently or, to the Knowledge of the Company, formerly owned, operated or utilized by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substance requiring remediation or other action pursuant to any Environmental Law; (C) neither the Company nor any of its Subsidiaries has incurred any liability for any Hazardous Substance disposal or contamination on any third party property; (D) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or subject to liability under any Environmental Law; (E) neither Company nor any of its Subsidiaries is subject to any order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party assigning or otherwise imposing liability or obligations relating to any Environmental Law; and (F) to the Knowledge of the Company, there are no other conditions or occurrences involving the Company or any of its Subsidiaries that would reasonably be expected to result in any claim, liability or investigation of the Company or any of its Subsidiaries pursuant to any Environmental Law.

(l) Tax Matters. As of the date of this Agreement, neither the Company nor any of its Affiliates has taken or agreed to take any action, nor does the Company have any Knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m) Taxes. Except as has not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) The Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed or remitted by any of them and all such filed Tax Returns are correct and complete; (B) have paid or withheld, as applicable, all Taxes that (1) are shown as due on such filed Tax Returns or (2) that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, shareholder or third party, except with respect to matters contested in good faith; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(ii) As of the date of this Agreement, there are not pending or threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters.

(iii) There are no unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that are not disclosed or provided for in the Company Reports.

(iv) The Company has made available to Parent true and correct copies of the U.S. federal income Tax Returns filed by the Company and its Subsidiaries for each of the Tax years ended December 31, 2016, 2015 and 2014.

(v) Neither the Company nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before December 31, 2014 in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Company Reports filed on or prior to the date of this Agreement.

(vi) No outstanding claim has been made in writing against the Company or any of its Subsidiaries by any Tax authorities in a jurisdiction where the Company or its Subsidiaries did not file Tax Returns that the Company or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(vii) Neither the Company nor any of its Subsidiaries (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing, affiliated, combined, consolidated or unitary Tax Returns, a group of which the Company or any of its Subsidiaries was the common parent, (B) has any liability for Taxes of any Person (1) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) or (2) as a transferee, successor or by Contract, or (C) is a party to or bound by any Tax sharing or allocation agreement, other than (1) agreements solely among the Company and/or its Subsidiaries and (2) agreements entered into in the ordinary course of business that do not primarily relate to Tax matters.

(viii) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, during the two year period prior to the date of this Agreement, in a transaction in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring between members of the same group of affiliated corporations filing a consolidated federal income tax return.

(ix) Neither the Company nor any of its Subsidiaries has participated in any reportable or listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b).

(x) No Liens for Taxes exist with respect to any of the Company’s assets or properties or those of its Subsidiaries, except for Permitted Liens.

(xi) No closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.

(xii) Neither the Company nor any of its Subsidiaries will be required, as a result of (i) a change in accounting method for a Tax period beginning on or before the Effective Time to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning on or after the Effective Time, or (ii) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Effective Time.

(n) Labor Matters.

(i) Section 5.1(n)(i) of the Company Disclosure Letter sets forth an accurate and complete list of any collective bargaining agreement or other material agreement with a labor union or like organization that the Company or any of its Subsidiaries is a party to or otherwise bound by (collectively, the “Company Labor Agreements”), including the parties to each such agreement, and to the Company’s Knowledge, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries. The Company has made available to Parent accurate and complete copies of each Company Labor Agreement. The execution and delivery of this Agreement, shareholder or other approval of this Agreement and the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will not entitle any third party (including any labor organization or Governmental Entity) to any material payments under any of the Company Labor Agreements, and, except as would not, individually or in the aggregate, reasonably be expected to be a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with their obligations pursuant to all notification and bargaining obligations arising under any Company Labor Agreements.

(ii) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (A) there is no strike, lockout, slowdown, work stoppage, job action, picketing, unfair labor practice or other labor dispute pending or, to the Company’s Knowledge, threatened, (B) there is no unfair labor practice charge against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority, and (C) there is no pending or, to the Company’s Knowledge, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of the Company or any of its Subsidiaries.

(iii) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, each of the Company and its Subsidiaries has been in compliance with the Company Labor Agreements and all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy and classification as (A) exempt from overtime, or (B) a contractor.

(iv) Neither the Company nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar state or local Law that remains unsatisfied.

(o) Intellectual Property.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or one of its Subsidiaries own solely and exclusively all Intellectual Property that the Company and its Subsidiaries own or purport to own (“Company Intellectual Property”) free and clear of all Liens (other than Permitted Liens).

(ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) to the Company’s Knowledge, the Company and each of its Subsidiaries have sufficient rights to use all Intellectual Property used in their respective businesses as presently conducted, all of which rights shall survive the consummation of the transactions contemplated by this Agreement, (B) the Company Intellectual Property is subsisting, and, to the Knowledge of the Company, the issued or granted Registered Intellectual Property included therein is valid and enforceable and (C) no Company Intellectual Property is subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ use of, or its rights to, such Intellectual Property.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries is infringing, misappropriating, or otherwise violating, or has infringed, misappropriated, or otherwise violated the valid and enforceable Intellectual Property rights of any third party during the six year period immediately preceding the date of this Agreement, and there are no pending, outstanding, or, to the Company’s Knowledge, threatened written notices (including invitations to take a license), actions, suits, claims, investigations or other legal proceedings asserting the same.

(iv) To the Company’s Knowledge, no third party is infringing, misappropriating or otherwise violating any Company Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(v) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries have taken all reasonable measures to protect the confidentiality and value of all Trade Secrets that are owned by the Company or any of its Subsidiaries, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure and/or license agreements or obligations.

(vi) To the Company’s Knowledge, the Company and each of its Subsidiaries have obtained from all parties (including current or former employees, officers, directors, consultants and contractors) who have created or developed any portion of, or otherwise who would have any rights in or to, Company Intellectual Property assignments of any work, invention, improvement or other rights in or to such Company Intellectual Property to the Company or its Subsidiaries, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(vii) Except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) the IT Assets owned or used by the Company or any of its Subsidiaries operate and perform in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their business, (B) the Company and each of its Subsidiaries implements commercially reasonable measures designed to (1) protect the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties, and (2) prevent the introduction of “back door,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” and other malicious code into software used in the business of the Company and its Subsidiaries in a manner consistent with industry practice and (C) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices. As of the date of this Agreement, to the Company’s Knowledge, since the Applicable Date, no Person has gained unauthorized access to any material IT Assets.

(p) Insurance. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(q) Material Contracts. Except for this Agreement, any Company Benefit Plan and the Contracts filed as exhibits to publicly available Company Reports, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract:

(i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) pursuant to which the Company or any Company Subsidiary has any material continuing “earn-out” or other contingent payment obligations arising in connection with the acquisition or disposition by the Company of any business;

(iii) containing any standstill or similar provision remaining in effect pursuant to which the Company or any Company Subsidiary has agreed not to acquire securities or material assets of another Person;

(iv) that (A) limits in any material respect either the type of business in which the Company or its Subsidiaries (or in which Parent or any of its Subsidiaries after the Effective Time) may engage or the manner or locations in which any of them may so engage in any business (including through “non-competition” or “exclusivity” provisions), (B) would require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries or (C) grants “most favored nation” status that, following the Merger, would apply to Parent or any of its Subsidiaries, including the Company and its Subsidiaries;

(v) that (A) is a material indenture, loan or credit Contract, loan note, mortgage Contract, letter of credit or other Contract representing, or any guarantee of, indebtedness of the Company or any Company Subsidiary or (B) is a material guarantee by the Company or any Company Subsidiary of the indebtedness of any Person other than the Company or a wholly owned Subsidiary of the Company;

(vi) that grants (A) rights of first refusal, rights of first negotiation or similar pre-emptive rights, or (B) puts, calls or similar rights, to any Person (other than the Company, a wholly owned Company Subsidiary or a wholly owned Subsidiary of the MLP) with respect to any asset that is material to the Company;

(vii) that was entered into to settle any material litigation and which imposes material ongoing obligations on the Company;

(viii) limiting or restricting the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests;

(ix) that is a material partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture in which the Company owns, directly or indirectly, any voting or economic interest of 25% or more, other than with respect to any wholly owned Subsidiary of the Company or wholly owned Subsidiary of the MLP; or

(x) that relates to the acquisition or disposition of any business or assets (other than the purchase and sale of crude oil and products in the ordinary course of business) pursuant to which the Company or any of its Subsidiaries has any liability in excess of $100,000,000 in any transaction or series of related transactions.

Each such Contract described in clauses (i) through (x) is referred to herein as a “Material Contract”. Each Material Contract (and each Contract that would be a Material Contract but for the exception of having been filed as an exhibit to a publicly available Company Report) is valid and binding on the Company and its Subsidiaries as applicable and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, and neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to a Material Contract is in breach or violation of any provision of, or in default under, any Material Contract, and no event has occurred that, with or without notice, lapse of time or both, would constitute such a breach, violation or default, except for breaches, violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. A copy of each Material Contract has previously been delivered to Parent.

(r) Hedging Arrangements. The Company and its Subsidiaries have only entered into swap and other derivative and hedging transactions, and Contracts with respect to such transactions, in the ordinary course of business in compliance in all material respects with the Company’s written hedging policies and risk management policies then in effect, and not in any case for speculative purposes.

(s) Real and Personal Property. (i) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”), subject only to Permitted Liens. Neither the Company nor its Subsidiaries has granted, or is obligated under, any option, right of first offer, right of first refusal or similar contractual right to sell or dispose of the Owned Real Property or any portion thereof or interest therein.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) each lease, sublease or license under which the Company or any of its Subsidiaries leases, subleases or licenses any real property (each such lease, license or sublease, a “Real Property Lease”) is valid and in full force and effect, and (B) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Real Property Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Real Property Lease.

(t) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions, success or finders fees (collectively, “Brokers and Finders Fees”) in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has employed Goldman Sachs & Co LLC as its financial advisor in connection with the transactions contemplated by this Agreement. The Company has made available to Parent a complete and accurate copy of all agreements pursuant to which Goldman Sachs & Co. LLC is entitled to any fees, expenses or indemnification. The Company has disclosed to Parent the reasonable approximation of the amount of any and all Brokers and Finders Fees incurred or expected to be incurred by the Company or any of its Subsidiaries in connection with any of the transactions contemplated by this Agreement.

(u) Customers and Suppliers. From December 31, 2017 through the date hereof, no Material Customer or Material Supplier has terminated or notified the Company or any of its Subsidiaries in writing (or, to the Knowledge of the Company, otherwise notified the Company or any of its Subsidiaries) that it intends to terminate or materially and adversely amend any business relationship with the Company and its Subsidiaries. For purposes of this Agreement, “Material Customers” means the Company’s 10 largest customers for the fiscal year December 31, 2017, in each case as measured by gross revenue, and “Material Suppliers” means the Company’s 10 largest suppliers for the fiscal year December 31, 2017, in each case as measured by gross expenditures.

5.2 Representations and Warranties of Parent, Merger Sub 1 and Merger Sub 2. Except as set forth in the Parent Reports or the MPLX Reports publicly filed with the SEC prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) (it being agreed that nothing disclosed in the Parent Reports or the MPLX Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.2(b), Section 5.2(c)(ii), Section 5.2(j) and Section 5.2(k)) or in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to or simultaneously with entering into this Agreement (the “Parent Disclosure Letter” and together with the Company Disclosure Letter, the “Disclosure Letters”) (it being agreed that disclosure of any item in any section or subsection of Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Parent

Disclosure Letter to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face), Parent, Merger Sub 1 and Merger Sub 2 hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent, Merger Sub 1, Merger Sub 2 and each of Parent’s Significant Subsidiaries is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization. Each of Parent, Merger Sub 1, Merger Sub 2 and each of Parent’s Significant Subsidiaries is in good standing under the Laws of its respective jurisdiction of organization, and each other Subsidiary of Parent is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, and each of Parent and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the Consummation of the transactions contemplated by this Agreement or the Voting Agreement. Parent has made available to the Company complete and correct copies of Parent’s, Merger Sub 1’s, Merger Sub 2’s and each of Parent’s Significant Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect.

(b) Capital Structure.

(i) The authorized capital stock of Parent consists of 1,000,000,000 Parent Shares and 30,000,000 shares of preferred stock, par value $0.01 (“Parent Preferred Stock”). As of the close of business on April 26, 2018, (A) 461,878,776 Parent Shares were issued and outstanding (not including Parent Shares held in treasury), (B) 272,926,451 Parent Shares were held in treasury, (C) no Parent Preferred Stock was issued or outstanding, (D) 8,677,876 Parent Shares were issuable upon the exercise of outstanding options to purchase Parent Shares, (E) 294,898 Parent Shares were subject to outstanding restricted stock units in respect of Parent Shares, (F) 207,852 Parent Shares were subject to outstanding performance units in respect of Parent Shares based on the closing price of Parent Shares on April 26, 2018 and assuming maximum performance, (G) 40,028,071 Parent Shares were reserved for issuance under the Amended and Restated Marathon Petroleum Corporation 2012 Incentive Compensation Plan, 39,151,187 Parent Shares were reserved for issuance under the Marathon Petroleum Thrift Plan and 5,505,409 Parent Shares were reserved for issuance under the Marathon Petroleum Corporation Dividend Reinvestment and Direct Stock Purchase Plan (the “Parent Stock Plans”) and (H) no other shares of capital stock or other voting securities of the Parent were issued, reserved for issuance or outstanding. All outstanding Parent Shares are, and all Parent Shares reserved for issuance in accordance with the Parent Stock Plan, when issued upon exercise thereof or in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and non-assessable, free and clear of any Lien. Each of the outstanding shares of capital stock or other securities of each of Parent’s Significant Subsidiaries (other than MPLX) is duly authorized, validly issued, fully paid and non-assessable and owned by Parent or by a direct or indirect wholly owned Subsidiary of Parent, free and clear of all Liens. Except as set forth above in this Section 5.1(b)(i), and for changes after the date hereof in compliance with Section 6.1(b), there are no (1) shares of capital stock or other securities of, or ownership interests in, Parent, (2) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of or ownership interests in Parent or any Subsidiary, (3) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that (x) give any Person the right to purchase, subscribe for or acquire from Parent or any Parent Subsidiary, or (y) obligate Parent or any of its Subsidiaries to issue or sell, any capital stock, securities of, or ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or securities of, or ownership interests in, Parent or any Parent Subsidiary, or (4) obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any capital stock or securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or securities of, or ownership interests in, Parent or any Parent

Subsidiary. Neither Parent nor MPLX has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent or the unitholders of MPLX on any matter. There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of or restricting the transfer of the capital stock or other equity interests of Parent or any Parent Subsidiary.

(ii) Capitalization of Merger Sub 1. The authorized capital stock of Merger Sub 1 consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub 1 is, and at the Effective Time will be, owned by Parent, and there are (A) no other shares of capital stock or voting securities of Merger Sub 1, (B) no securities of Merger Sub 1 convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub 1 and (C) no options or other rights to acquire from Merger Sub 1, and no obligations of Merger Sub 1 to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub 1. Merger Sub 1 has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(iii) Capitalization of Merger Sub 2. Parent is, and at Second Merger Effective Time will be, the sole member of Merger Sub 2, and there are (A) no other interests in Merger Sub 2 other than those held by Parent, (B) no securities of Merger Sub 2 convertible into or exchangeable into any interests in Merger Sub 2 and (C) no options or other rights to acquire from Merger Sub 2, and no obligations of Merger Sub 2 to issue, any interests or securities convertible into or exchangeable for any interests in Merger Sub 2. Merger Sub 2 has not conducted any business prior to the date of this Agreement and has no, and prior to the Second Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(iv) As of the close of business on April 26, 2018, there were (A) 793,973,724 common units of MPLX LP (“MPLX”) issued and outstanding, of which 504,701,934 were owned directly or indirectly by Parent, (B) no subordinated units of MPLX issued and outstanding, (C) 30,769,232 Series A Preferred units issued and outstanding, (D) 1,336,106 common units were subject to outstanding phantom units in respect of common units, (E) 196,590 common units were subject to outstanding performance units in respect of common units based on the closing price of common units on April 26, 2018 and assuming maximum performance, and (F) 15,785,480 common units of MPLX reserved for issuance under the MPLX LP 2018 Incentive Compensation Plan. The sole general partner of MPLX is MPLX GP LLC, which is a wholly owned subsidiary of Parent. All of the outstanding equity interests of MPLX are duly authorized and validly issued, free and clear of all Liens in accordance with the Fourth Amended and Restated Agreement of Limited Partnership of MPLX LP, dated February 1, 2018 (the “MPLX Partnership Agreement”) and are fully paid and non-assessable (to the extent required by MPLX Partnership Agreement). Except as set forth above in this Section 5.2(b)(iv), and for changes after the date hereof in compliance with Section 6.1(b), there are no equity interests in, or any securities convertible into or exchangeable or exercisable for any equity interests in MPLX. Each Subsidiary of MPLX is wholly owned by MPLX.

(c) Corporate Authority; Approval. (i) Each of Parent, Merger Sub 1 and Merger Sub 2 has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the Voting Agreement and to consummate the Merger, subject only to (A) the adoption of this Agreement by Parent as the sole stockholder of Merger Sub 1 and the sole member of Merger Sub 2 (each of which will occur promptly following the execution of this Agreement) and (B) the approval of the issuance of Parent Shares in connection with the First Merger by the affirmative vote, at a stockholders’ meeting duly called and held for such purpose, of the majority of votes cast by holders of Parent Shares present in person or by proxy at such meeting and entitled to vote on such matter (the “Requisite Parent Vote”). The Requisite Parent Vote is the only vote of the holders of capital stock of Parent that is necessary under applicable Law, NYSE rules, and Parent’s certificate of incorporation and by-laws to approve the issuance of Parent Shares in the First Merger. This Agreement and the Voting Agreement have been duly executed and delivered by Parent and constitute valid and binding agreements of Parent, Merger Sub 1 and Merger Sub 2 enforceable against Parent, Merger Sub 1 and Merger Sub 2 in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

(ii) The board of directors of Parent has (A) unanimously approved this Agreement and the Voting Agreement and the Merger and the issuance of Parent Shares in the First Merger upon the terms and subject to the conditions set forth in this Agreement, and resolved to recommend that the holders of Parent Shares vote in favor of the issuance of Parent Shares required to be issued pursuant to Article IV (the “Parent Recommendation”), (B) resolved to recommend that the holders of Parent Shares vote in favor of the Authorized Stock Charter Amendment, (C) resolved to recommend that the holders of Parent Shares vote in favor of the Board Size Charter Amendment, (D) directed that such matters be submitted to the holders of Parent Shares for their approval, and (E) received the oral opinion of its financial advisor, Barclays Capital Inc. to the effect that, subject to the assumptions, qualifications, limitations and other matters set forth in such opinion, as of the date of such opinion, the aggregate Stock Consideration together with the aggregate Cash Consideration to be paid by Parent pursuant to this Agreement is fair from a financial point of view to Parent. A signed copy of the written opinion of Barclays Capital Inc. rendered to the board of directors of Parent will promptly be delivered to the Company, solely for informational purposes, following receipt thereof by Parent. It is understood and agreed that such opinion is for the benefit of Parent’s board of directors and may not be relied upon by the Company or any other Person.

(d) Governmental Filings; No Violations; Certain Contracts, Etc.

(i) Other than the filings and/or notices (A) pursuant to Section 1.4, (B) under the Antitrust Laws, the Exchange Act and the Securities Act, (C) required to be made with the NYSE, (D) under state securities, takeover and “blue sky” Laws, and (E) (if any) required to be made with the Federal Communications Commission, no notices, reports or other filings are required to be made by Parent with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent, Merger Sub 1 or Merger Sub 2 from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement and the Voting Agreement by Parent, Merger Sub 1 or Merger Sub 2 and the consummation of the Merger and the other transactions contemplated hereby and thereby, or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement.

(ii) The execution, delivery and performance of this Agreement and the Voting Agreement by Parent, Merger Sub 1 and Merger Sub 2 do not, and the consummation of the First Merger, the Second Merger (solely with respect to clause (A) of this Section 5.2(d)(ii)) and the other transactions contemplated hereby and thereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of Parent or Merger Sub 1 or the comparable governing documents of any of Parent’s other Subsidiaries (including Merger Sub 2), (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the loss of any benefits under, or the creation of a Lien on any of the assets of Parent, Merger Sub 1 or Merger Sub 2 or any other Subsidiary of Parent pursuant to (1) any Contract binding upon Parent, Merger Sub 1, Merger Sub 2 or any other Subsidiary of Parent or (2) assuming (solely with respect to performance of this Agreement and the Voting Agreement and consummation of the Merger and the other transactions contemplated hereby or by the Voting Agreement) compliance with the matters referred to in Section 5.2(d)(i), any Law to which Parent or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, conflict violation, termination, default, creation, acceleration, loss or change that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement.

(e) Parent Reports; Financial Statements. (i) Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Parent Reports”). MPLX has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “MPLX Reports”). Each of the Parent Reports and the MPLX Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will when so filed or furnished, comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports or the MPLX Reports, as applicable. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Parent Reports and the MPLX Reports did not, and none of the Parent Reports and the MPLX Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of Parent and MPLX is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(ii) Each of Parent and MPLX maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent or MPLX, as applicable, is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s or MPLX’s, as applicable, filings with the SEC and other public disclosure documents. Parent and MPLX each maintain internal control over financial reporting (as defined in and meeting the requirements of Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Each of Parent and MPLX has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to its auditors and the audit committee of its board of directors (1) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s or MPLX’s, as applicable, ability to record, process, summarize and report financial information and has identified for Parent’s or MPLX’s, as applicable, auditors and audit committee of its board of directors any material weaknesses in internal control over financial reporting and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s or MPLX’s internal control over financial reporting. Parent has made available to the Company as of the date hereof a summary of any such disclosure with respect to clauses (1) and (2) of the preceding sentence made by management to the Parent’s auditors and audit committee since December 31, 2016 and (3) any material communication since December 31, 2016 made by management or Parent’s auditors to the audit committee required or contemplated by listing standards of NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports or the MPLX Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of the Parent Reports and the MPLX Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries (or, in the case of the consolidated balance sheets included in or incorporated by reference into the MPLX Reports, of MPLX and its consolidated Subsidiaries), as of its date and each of the consolidated statements of operations, comprehensive income, changes in equity and cash flows included in or incorporated by reference into the MPLX Reports, of MPLX and its consolidated Subsidiaries) included in or incorporated by reference into the Parent Reports and the MPLX Reports including any related notes and schedules, fairly presents in all material respects, or, in the case of Parent Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, cash flows, retained earnings (loss) and changes in financial position, as the case may be, of Parent and its consolidated Subsidiaries (or as applicable, MPLX and its consolidated Subsidiaries) for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(f) Absence of Certain Changes. (i) Since December 31, 2017, Parent and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practices.

(ii) Since December 31, 2017, there has not been any change in the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development that individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(iii) From December 31, 2017 through the date of this Agreement, there has not been any material change in any method of accounting or accounting practices by Parent or any of its Subsidiaries, except as required by changes in GAAP or the Exchange Act.

(g) Litigation and Liabilities. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries which, to the Knowledge of Parent, would reasonably be expected to result in any claims against, or obligations or liabilities of, Parent or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect , or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement. Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed and provided for in the most recent balance sheet included in the Parent Reports or in the notes to such balance sheet; (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2017; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet partnership, joint venture or any similar arrangement (including any Contract relating to any transaction or relationship between or among Parent and/or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose Person, on the other hand), or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Securities Act). This Section 5.2(g) shall not apply to any actions, suits, claims, hearings, arbitrations, investigations or other proceedings against the Parent or any of its Subsidiaries or any of their respective Subsidiaries or Affiliates to the extent arising out of the Merger Agreement, the Merger or the other transactions contemplated by this Agreement.

(h) Employee Benefits. (i) Section 5.2(h)(i) of the Parent Disclosure Letter sets forth an accurate and complete list of each material Parent Benefit Plan. With respect to each material Parent Benefit Plan, Parent has made available to the Company a true and complete copy of the following items (in each case, only if applicable): (A) plan documents and all related trust agreements, insurance contacts, or other funding arrangements; (B) written descriptions of any Parent Benefit Plans that are not set forth in writing; (C) the most recent summary plan description together with the summary or summaries of material modifications thereto; (D) the most recent annual actuarial valuation; (E) the most recently filed annual report on IRS Form 5500 and all schedules thereto; (F) the most recent determination letter or opinion letter issued by the IRS with respect to any Parent Benefit Plan and related trust intended to be qualified under Section 401(a) of the Code; and (G) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Parent Benefit Plan, with respect to any issue that remains outstanding.

(ii) Each outstanding option to purchase Parent Shares (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plan pursuant to which it was issued, (B) has an exercise price per Parent Share equal to or greater than the fair market value of a Parent Share on the date of such grant, (C) has a grant date identical to the date on which Parent’s board of directors or compensation committee thereof actually awarded such option to purchase Parent Shares, and (D) qualifies for the Tax and accounting treatment afforded to such option to purchase Parent Shares in Parent’s Tax Returns and the Parent Reports, respectively.

(iii) Except as set forth on Section 5.2(h)(iii) of the Parent Disclosure Letter, neither Parent, any of its Subsidiaries, nor any of their respective ERISA Affiliates contributes to, is required to contribute to, or has in the last six years contributed to or been required to contribute to a Multiemployer Plan. Neither Parent, any of its Subsidiaries, nor any of their respective ERISA Affiliates has incurred any “withdrawal liability” (within the meaning of Section 4201 of ERISA) with respect to a Multiemployer Plan that has not been satisfied in full or has (or is reasonably expected to have) any other material current or contingent liability with respect to any Multiemployer Plan.

(iv) Except for such claims which would not have, individually or in the aggregate, a Parent Material Adverse Effect, no action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action (by any Person or Governmental Entity) is pending or, to the Knowledge of Parent, threatened (A) with respect to any Parent Benefit Plan other than claims for benefits in the ordinary course, (B) alleging any breach of the material terms of any Parent Benefit Plan or any fiduciary duties with respect thereto or (C) with respect to any violation of any applicable Law with respect to such Parent Benefit Plan.

(v) Each Parent Benefit Plan (including any related trusts) has been established, operated, maintained, funded and administered in compliance with its terms and with all applicable Laws, including ERISA and the Code (including Section 409A of the Code), except for such non-compliance which would not have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not result in a Parent Material Adverse Effect, (A) neither Parent nor any Subsidiary or any “party in interest” or “disqualified person” with respect to a Parent Benefit Plan has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA, and (B) no fiduciary has incurred any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Parent Benefit Plan. Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Knowledge of Parent, no fact or event has occurred that would adversely affect the qualification or tax exemption of any such Parent Benefit Plan. Neither Parent nor any of its Subsidiaries maintains or contributes to or is required to contribute to any plan, agreement or arrangement which provides post-termination or post-retirement health or life insurance benefits or coverage to any Person, other than for continuation coverage required to be provided pursuant to Section 4980B of the Code.

(vi) Except as set forth on Section 5.2(h)(vi) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries nor any of their respective ERISA Affiliates sponsors, maintains or contributes to or in the last six years has sponsored, maintained, contributed to or been required to contribute to, or has (or is reasonably expected to have) any material current or contingent liability with respect to any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, or a “multiple employer plan” subject to Sections 4063 or 4064 of ERISA or Section 413(c) of the Code. No liability under Section 302 or Title IV of ERISA or Section 412 of the Code has been incurred by Parent, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full. With respect to any Parent Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (A) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (B) the PBGC has not instituted proceedings to terminate any such Parent Benefit Plan, and (C) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(vii) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to any Parent Benefit Plan, all contributions, premiums and other payments due from any of Parent or any of its Subsidiaries required by Law or any Parent Benefit Plan have been made under any such plan to any fund, trust or account established thereunder or in connection therewith by the due date thereof or accrued in accordance with generally accepted accounting principles.

(viii) Except as set forth on Section 5.2(h)(viii) of the Parent Disclosure Letter, the execution and delivery of this Agreement, the shareholder or other approval of this Agreement, and the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee, director, officer or independent contractor of Parent or any of its Subsidiaries to severance pay, retention bonuses, non-competition payments or any other material payment, (B) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, officer or independent contractor, or (C) directly or indirectly cause Parent to transfer or set aside any assets to fund any material benefits under any Parent Benefit Plan. No director, officer, employee or other service provider of Parent or any of its Subsidiaries is entitled to a gross up, make whole or other similar payment as a result of the imposition of Taxes under Section 4999 or Section 409A of the Code pursuant to any agreement or arrangement with Parent or any of its Subsidiaries.

(ix) No Parent Benefit Plan is maintained outside of the United States substantially for the benefit of current and former service providers of Parent or any of its Subsidiaries who work outside of the United States or otherwise is subject to the Laws of any Governmental Entity other than those of the United States.

(i) Compliance with Laws. The businesses of each of Parent and its Subsidiaries are and have at all times since the Applicable Date been in compliance with all Laws, except for violations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement. Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent and its Subsidiaries (other than MPLX and its Subsidiaries) and, to the Knowledge of Parent, MPLX and its Subsidiaries, each has obtained and is in compliance with all Licenses necessary to conduct its business as presently conducted, and all such Licenses are in full force and effect, except those the absence of which or the failure of which to be in full force or effect would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(j) Takeover Statutes. No Takeover Statute or any anti-takeover provision in Parent’s certificate of incorporation or by-laws is applicable to Parent or the Parent Shares to be issued in connection with this Agreement.

(k) Brokers and Finders. None of Parent, Merger Sub 1 or Merger Sub 2 or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement, except that Parent has employed Barclays Capital Inc. as its financial advisor in connection with the transactions contemplated by this Agreement, the fees of which will be paid by Parent or a Subsidiary of Parent.

(l) Financing. Parent has, and will have, sufficient funds available to it for Parent and, after the Effective Time, the Surviving Company, to complete the Merger, and to satisfy the obligations of Parent as and when contemplated by this Agreement and to pay or otherwise perform the obligations of Parent under any agreement or documents entered into in connection with the Merger.

(m) Tax Matters. As of the date of this Agreement, neither Parent, nor any of its Affiliates has taken or agreed to take any action, nor does Parent have any Knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(n) Taxes. Except as has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect:

(i) Parent and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed or remitted Tax Returns are correct and complete; (B) have paid or withheld, as applicable, all Taxes that (1) are shown as due on such filed Tax Returns or (2) that Parent or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, shareholder or third party, except with respect to matters contested in good faith; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(ii) As of the date of this Agreement, there are not pending or threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters.

(iii) There are no unresolved questions or claims concerning Parent’s or any of its Subsidiaries’ Tax liability that are not disclosed or provided for in the Parent Reports.

(iv) Neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, during the two year period prior to the date of this Agreement, in a transaction in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring between members of the same group of affiliated corporations filing a consolidated federal income tax return.

(v) Neither Parent nor any of its Subsidiaries has participated in any reportable or listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b).

(o) Labor Matters.

(i) Section 5.2(o)(i) of the Parent Disclosure Letter sets forth an accurate and complete list of any collective bargaining agreement or other material agreement with a labor union or like organization that Parent or any of its Subsidiaries is a party to or otherwise bound by (collectively, the “Parent Labor Agreements”), including the parties to each such agreement, and to Parent’s Knowledge, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of Parent or any of its Subsidiaries. The execution and delivery of this Agreement, shareholder or other approval of this Agreement and the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will not entitle any third party (including any labor organization or Governmental Entity) to any material payments under any of the Parent Labor Agreements, and, except as would not, individually or in the aggregate, reasonably be expected to be a Parent Material Adverse Effect, Parent and its Subsidiaries are in compliance with their obligations pursuant to all notification and bargaining obligations arising under any Parent Labor Agreements.

(ii) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (A) there is no strike, lockout, slowdown, work stoppage, job action, picketing, unfair labor practice or other labor dispute pending or, to Parent’s Knowledge, threatened, (B) there is no unfair labor practice charge against Parent or any of its Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority, and (C) there is no pending or, to Parent’s Knowledge, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of Parent or any of its Subsidiaries.

(iii) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, since the Applicable Date, each of Parent and its Subsidiaries has been in compliance with the Parent Labor Agreements and all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy and classification as (A) exempt from overtime, or (B) a contractor.

(iv) Neither Parent nor any of its Subsidiaries has incurred any material liability or obligation under the WARN Act or any similar state or local Law that remains unsatisfied.

(p) Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, to Parent’s Knowledge, neither Parent nor any of its Subsidiaries is infringing, misappropriating, or otherwise violating, or has infringed, misappropriated, or otherwise violated the valid and enforceable Intellectual Property rights of any third party during the six year period immediately preceding the date of this Agreement, and there are no pending, outstanding, or, to Parent’s Knowledge, threatened written notices (including invitations to take a license), actions, suits, claims, investigations or other legal proceedings asserting the same.

(q) Environmental Matters. Except as is not, individually or in the aggregate, reasonably expected to have a Parent Material Adverse Effect, to the Knowledge of Parent, there are no conditions or occurrences involving Parent that would reasonably be expected to result in any claim, liability or investigation of Parent pursuant to any Environmental Law.

ARTICLE VI

COVENANTS

6.1 Interim Operations.

(a) Covenants of the Company. The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing, such approval not to be unreasonably withheld, conditioned or delayed) and except as expressly contemplated by this Agreement, as required by applicable Laws or as set forth on Section 6.1(a) of the Company Disclosure Letter, it shall conduct its and its Subsidiaries’ business in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, insurers, employees, unions and business associates and keep available the services of its and its Subsidiaries’ present officers, employees and agents, maintain their material tangible assets in good working order. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except (x) as otherwise expressly required by this Agreement, (y) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or (z) as set forth in the relevant subsection of Section 6.1(a) of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i) adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments, or the terms of any security of the Company or any Company Subsidiary, other than in immaterial respects in relation to any Company Subsidiary;

(ii) (A) merge or consolidate itself or any of its Subsidiaries with any other Person, (B) restructure, reorganize or completely or partially liquidate or (C) sell or otherwise dispose of (1) any MLP common units, MLP subordinated units or any other interest held by the Company or any of its Subsidiaries (other than the MLP and its Subsidiaries) in the MLP or (2) any interest in the general partner of the MLP;

(iii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, securities or assets (A) constituting a business, (B) otherwise outside of the ordinary course of business with a value or purchase price in the aggregate in excess of $250 million in any transaction or series of related transactions or (C) in connection with a dropdown transaction that is not identified as a “permitted dropdown transaction” on Section 6.1(a)(iii) of the Company Disclosure Letter (such permitted dropdown transactions that are so identified, “Permitted Dropdown Transactions”), other than, with respect to clause (B) and clause (C), acquisitions pursuant to Contracts in effect as of the date of this Agreement that have been disclosed to Parent prior to the date of this Agreement;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or of any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of (A) any Company Shares upon the exercise or settlement of Company Equity Awards that are outstanding on the date of this Agreement or as permitted to be granted after the date hereof pursuant to Section 6.1(a)(xvi), in accordance with the terms of those Company Equity Awards; (B) any securities of a wholly owned Company Subsidiary to the Company or any other wholly owned Subsidiary of the Company; or (C) any units of the MLP that both is in the ordinary course of business, consistent with past practice (including as to timing, amount and purpose of each such issuance) (it being understood that any secondary offering of MLP units shall be deemed not to be in the ordinary course of business, consistent with past practice) and does not have as its purpose or effect a significant dilution of the Company’s equity interest in the MLP;

(v) make any loans, advances or capital contributions to or investments in any Person (other than loans or advances (A) between or among the Company and any of its direct or indirect wholly owned Subsidiaries or (B) between or among the MLP and any of its direct or indirect wholly owned Subsidiaries), in excess of $5 million in the aggregate, other than trade credit and similar loans and advances made to employees, customers and suppliers in the ordinary course of business consistent with past practice;

(vi) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or to any other direct or indirect wholly owned Subsidiary of the Company that are made in compliance with the Company Credit Agreements, Company Indentures and the other Contractual obligations of the Company and its Subsidiaries); provided that, in each case solely to the extent in compliance with the Company Credit Agreements, the Company Indentures, the Stock Plans and the other Contractual obligations of the Company and its Subsidiaries, (x) the Company may continue to declare and pay regular quarterly cash dividends to the holders of Company Shares in an amount not in excess of $0.59 per Company Share per fiscal quarter, in accordance with the Company’s past practice, including with respect to timing of declaration and payment, (y) the Company may give effect to dividend equivalent rights required by the terms of Company Equity Awards and (z) the MLP may continue to declare and pay cash distributions to the holders of its units at such times and in such amounts as is generally consistent with the MLP’s past practice, including with respect to timing of declaration and payment (it being understood that the MLP’s past practice includes regular increases in the amount of its cash distributions and payments in respect of the preferred stock);

(vii) enter into any agreement with respect to the voting of its capital stock;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the withholding of Company Shares to satisfy withholding Tax obligations in respect of Company Equity Awards that are outstanding on the date of this Agreement or as permitted to be granted after the date hereof pursuant to Section 6.1(a)(xvi), in accordance with the terms of those Company Equity Awards);

(ix) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or of any of its Subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices pursuant to the revolving, swingline or letter of credit facilities of Company Credit Agreements, (B) guarantees by (1) the Company or any wholly owned Subsidiary of the Company of indebtedness for borrowed money of the Company or any other wholly owned Subsidiary of the Company and (2) the MLP or any wholly owned Subsidiary of the MLP of indebtedness for borrowed money of the MLP or any other wholly owned Subsidiary of the MLP or (C) interest and commodity swaps, futures, forward contracts and similar derivatives (1) not entered for speculative purposes and (2) entered into in the ordinary course of business and in compliance with its risk management and hedging policies in effect on the date of this Agreement;

(x) make or authorize any capital expenditure other than for (A) capital expenditures that do not, in any calendar year, exceed the aggregate capital expenditure amount that was set forth on the most recent version of the Company budget for the 2018 and 2019 calendar years set forth in Section 6.1(a)(x) of the Company Disclosure Letter and (B) additional capital expenditures not described in clause (A) so long as the aggregate amount of such expenditures does not exceed $75 million in the aggregate during any 12-month period;

(xi) (A) adversely amend, adversely modify, terminate or waive any material right under any Material Contract or (B) other than in the ordinary course of business, enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement or (C) enter into any Contract that would have been a Material Contract pursuant to any of clause (ii), (iv) or (vi) of the definition thereof had it been entered into prior to this Agreement;

(xii) (A) make any material changes with respect to accounting policies or procedures, except as required by changes after the date hereof in GAAP, (B) change its fiscal year or (C) make any material change in internal accounting controls or disclosure controls and procedures that could reasonably be expected to negatively affect the Company or the MLP;

(xiii) settle, propose to settle or compromise any action before a Governmental Entity if such settlement, proposed settlement or compromise (A) with respect to the payment of monetary damages, involves the payment of monetary damages that exceed $15 million in the aggregate (together with all other settlements or compromises after the date of this Agreement), net of any amounts covered by insurance that the Company expects to be promptly paid by the applicable insurer, (B) that imposes any material equitable or non-monetary relief, penalty or restriction on the Company or any of its Subsidiaries (or, after the Effective Time, on Parent or any of Parent’s Subsidiaries) or (C) that would reasonably be expected to affect the rights or defenses available to the Company or any of its Subsidiaries in any related or similar claims that, individually or in the aggregate, are material to the Company and its Subsidiaries, taken as a whole; provided that, notwithstanding any of the foregoing, the Company may not settle, propose to settle or compromise any claim or action that is covered by Section 6.16 except as is expressly permitted by Section 6.16;

(xiv) make, change or rescind any material Tax elections, change or consent to any change in its or its Subsidiaries’ material method of accounting for Tax purposes (except as required by applicable Tax Law), settle compromise, concede or abandon any material Tax liability, claim or assessment, enter into any material closing agreement, waive or extend any statute of limitations with respect to material Taxes or obtain any material Tax ruling;

(xv) transfer, sell, lease, license, surrender, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, product lines or businesses or those of any of its Subsidiaries, including any equity interests of any of its Subsidiaries, except (other than with respect to equity interests of any Company Subsidiary) (A) in connection with goods or services provided in the ordinary course of business, (B) sales of obsolete assets, (C) for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $25 million in the aggregate, (D) for Permitted Dropdown Transactions, (E) pursuant to Contracts in effect prior to the date of this Agreement that have been disclosed to Parent prior to the date of this Agreement, or (F) non-exclusive licenses to Company Intellectual Property granted in the ordinary course of business;

(xvi) except as required by applicable Law, any Company Labor Agreement(s) in effect as of the date hereof or the terms of any Company Benefit Plan existing as of the date hereof, (A) increase in any manner the compensation or benefits of any current or former directors, officers, employees, or independent contractors (who are natural persons) of the Company or its Subsidiaries, (B) without the prior consent of the Chief Executive Officer of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, pay or award, or commit to pay or award, any bonuses or incentive compensation, (C) accelerate any rights or benefits under, or, other than in the ordinary course of business consistent with past practice, make any material determinations or interpretations with respect to any Company Benefit Plan, (D) accelerate the time of funding or payment of, or increase the amount required to fund, any Company Benefit Plan, or fund any rabbi trust or similar arrangement associated with or intended to satisfy liabilities under any Company Benefit Plan, (E) forgive any loans, or issue any loans (other than routine travel advances issued in the ordinary course of business) to any of its or its Subsidiaries’ directors, officers, employees or independent contractors, (F) grant any new awards under any Company Benefit Plan, (G) enter into, establish, amend or terminate any Company Benefit Plan or any other agreement or arrangement which would be a Company Benefit Plan if it were in effect on the date of this Agreement other than as required by applicable Law, (H) enter into, establish, amend renegotiate or terminate any collective bargaining agreement, (I) hire any employee of the Company or any of its Subsidiaries or engage any other individual to provide services to the Company or any of its Subsidiaries, other than the hiring of employees with base pay not in excess of $250,000, (J) without the prior consent of the Chief Executive Officer of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, promote any employee who is an officer to a position more senior than such employee’s position as of the date of this Agreement, or promote a non-officer employee to an officer position, or (K) terminate the employment of any executive officer other than for cause;

(xvii) effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN Act; or

(xviii) agree, authorize or commit to do any of the foregoing.

(b) Covenants of Parent. From the date of this Agreement until the Effective Time, except (A) as otherwise expressly contemplated by this Agreement or required by applicable Law, (B) as Company may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), or (C) as set forth in the relevant subsection of Section 6.1(b) of the Parent Disclosure Letter, Parent will not:

(i) adopt or propose any change in its certificate of incorporation or by-laws, or the terms of any security of Parent;

(ii) reclassify, split, combine, subdivide or redeem, directly or indirectly, any of its capital stock;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or repurchase any Parent Shares at a premium; provided that, in each case solely to the extent in compliance with the credit agreements, indentures and other Contractual obligations of Parent and its Subsidiaries, (x) Parent may continue to declare and pay regular quarterly cash dividends to the holders of Parent Shares in an amount not in excess of $0.46 per Parent Share per fiscal quarter, in each case in accordance with Parent’s past practice, and (y) Parent may give effect to dividend equivalent rights with respect to grants under the Parent Stock Plans, any similar Parent plan;

(iv) restructure, reorganize or completely or partially liquidate (except for (A) any such transactions among its wholly owned Subsidiaries or (B) any restructuring, reorganization or complete or partial liquidation of MPLX);

(v) make any material changes to Merger Sub 1’s certificate of incorporation or by-laws or Merger Sub 2’s certificate of formation or limited liability company agreement, or any of their governing documents;

(vi) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or any business or division thereof, or otherwise acquire any assets, unless such acquisition or the entering into of a definitive agreement relating to or the consummation of such transaction would not reasonably be expected to (A) impose any material delay in the obtaining of, or increase in any material respect the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the Merger or the expiration or termination of any applicable waiting or approval period, (B) increase the risk in any material respect of any Governmental Entity entering an order prohibiting the consummation of the Merger, or (C) increase in any material respect the risk of not being able to remove any such order on appeal or otherwise;

(vii) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or of any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of (A) any Parent Shares upon the exercise or settlement of any grants made under any Parent Stock Plan, that are outstanding on the date of this Agreement or permitted to be granted after the date of this Agreement pursuant to this Section 6.1(b)(vii)(C), in each case, in accordance with the terms of those grants; (B) any securities of a Parent Subsidiary to Parent or any other Subsidiary of Parent; or (C) any grants under the Parent Stock Plan in the ordinary course of business consistent with past practice; or

(viii) agree, authorize or commit to do any of the foregoing;

provided, however, that nothing contained in this Agreement, including this Section 6.1(b), shall limit or restrict MPLX, so long as any action taken by MPLX does not prevent, materially delay, materially impair or have a material adverse effect on the ability of Parent to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement.

(c) PBGC Coordination. From and after the date of this Agreement, the Company will notify Parent promptly of any notice or other communication received by the Company or any of its Subsidiaries from the PBGC regarding any defined benefit pension plan of the Company or any of its Subsidiaries. In the event of any such notice or communication, the Company will consult with Parent with respect to any communications with the PBGC or its representatives and will not enter into any Contract with the PBGC without Parent’s prior consent (which shall not be unreasonably withheld, delayed or conditioned).

(d) Interim Communications by the Company. Prior to making any written communications broadly disseminated to the employees of the Company or its Subsidiaries pertaining to compensation, benefit or other matters related to the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, and Parent shall have a reasonable period of time to review and comment on the communication and the Parties shall cooperate in providing any such mutually agreeable communication. Notwithstanding the foregoing, without prior consultation, the Company may disseminate information included in a written communication already approved for distribution by Parent.

6.2 Acquisition Proposals.

(a) No-Shop. Each of the Company and Parent agree that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries shall, and each shall cause its respective Subsidiaries and its and their respective officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives (such Persons, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal, in the case of the Company, or any Parent Acquisition Proposal, in the case of Parent;

(ii) enter into, engage in, maintain, continue or otherwise participate in any discussions or negotiations with, or furnish or otherwise make available any non-public information or data to, any Person other than the other Parties, or any of their Affiliates or any of their respective Representatives (a “Third Party”) that is reasonably likely to be considering or seeking to make, or has made within the 12 months preceding the date of this Agreement, a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), in each case relating to, or as would reasonably be expected to lead to, a Company Acquisition Proposal or Parent Acquisition Proposal, respectively; or

(iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, memorandum of understanding or other Contract (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.2(b)) relating to, or that would reasonably be expected to lead to, a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent) (any of the foregoing, an “Alternative Acquisition Agreement”).

Each of the Company and Parent shall, and shall cause its Subsidiaries and its and their respective Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and/or its Representatives, with respect to any Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), or any inquiry, proposal or offer that would reasonably be expected to lead to, any Company Acquisition Proposal or Parent Acquisition Proposal, as the case may be, and shall promptly request that each Third Party to whom confidential information has been furnished or otherwise made available by or on behalf of such Party or any of its Subsidiaries within the 12 month period preceding the date of this Agreement in connection with, or for the purpose of evaluating, a Company Acquisition Proposal or Parent Acquisition Proposal, promptly return or destroy all such confidential information so furnished or otherwise made available; provided that, notwithstanding anything to the contrary in this Agreement, the Company or Parent, or any of their respective Representatives, may in any event (A) seek to clarify the terms and conditions of any inquiry or proposal to determine whether such inquiry or proposal constitutes a bona fide Company Acquisition Proposal (in the case of the Company) or a bona fide Parent Acquisition Proposal (in the case of Parent) and (B) inform a Third Party that makes a Company Acquisition Proposal or Parent Acquisition Proposal, as applicable, of the restrictions imposed by the provisions of this Section 6.2 (without conveying, requesting or attempting to gather any other information (except as otherwise specifically permitted hereunder)). Neither the Company nor Parent shall, and each shall cause its Subsidiaries not to, terminate, waive, amend, release or modify in any respect any standstill or other similar provision of any confidentiality agreement to which any of them is a party in connection with a Company Acquisition Proposal or Parent Acquisition Proposal, respectively, or other proposal, inquiry or offer that would reasonably be expected to lead to a Company Acquisition Proposal or Parent Acquisition Proposal, and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such confidentiality agreements, including by seeking injunctions to prevent any known breaches of any such agreements and to enforce specifically the terms and provisions thereof, except in each case if such Party’s board of directors determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Delaware law.

(b) No-Shop Exception. Notwithstanding anything to the contrary in Section 6.2(a), prior to the time, but not after, the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) is obtained, if (i) the Company receives a bona fide Company Acquisition Proposal, or Parent receives a bona fide Parent Acquisition Proposal, that, in either case, did not result from a breach by such Party or its Subsidiaries or Representatives of this Section 6.2, (ii) the board of directors of such Party determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Company Acquisition Proposal or Parent Acquisition Proposal constitutes or would reasonably be expected to result in a Company Superior Proposal or Parent Superior Proposal, as applicable, and (iii) the board of directors of such Party determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware law, then, before (but not after) the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) is obtained, the Company or Parent, as applicable, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with such Third Party making the Company Acquisition Proposal or Parent Acquisition Proposal and its Representatives regarding a Company Acquisition Proposal or Parent Acquisition Proposal and (B) furnish to such Third Party or its Representatives information, including non-public information, relating to, and afford access to the business, properties, assets, books and records of, such Party and any of its Subsidiaries, pursuant to an Acceptable Confidentiality Agreement; provided that such Party shall promptly provide to the other Parties any such information that is provided to any such Third Party which was not previously provided to or made available to such other Parties; provided, further, that such Party and its Subsidiaries shall, and shall cause their respective Representatives to, promptly (and in any event within 24 hours) following the time that such Party’s board of directors determines in good faith that such Company Acquisition Proposal (in the case of the Company’s board of directors) or Parent Acquisition Proposal (in the case of Parent’s board of directors) does not constitute and would not reasonably be expected to result in a Company Superior Proposal or Parent Acquisition Proposal, respectively, terminate such negotiations, discussion and information access.

(c) Restrictions on Changes of Recommendation. Subject to Section 6.2(d), Section 6.2(f) and Section 6.2(h), the board of directors of the Company and each committee thereof, on the one hand, and the board of directors of Parent and each committee thereof, on the other hand, shall not:

(i) (A) fail to include the Company Recommendation (in the case of the Company’s board of directors) or the Parent Recommendation (in the case of Parent’s board of directors) in the Prospectus/Proxy Statement, (B) withhold or withdraw (or directly or indirectly qualify or modify in a manner adverse to the other Parties) the Company Recommendation (in the case of the Company’s board of directors) or the Parent Recommendation (in the case of Parent’s board of directors) or its approval of this Agreement or the Merger or publicly propose to do so, (C) make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication by its board of directors of the type contemplated by Rule 14d-9(f) under the Exchange Act, or fail to recommend against acceptance of such a tender or exchange offer by the close of business on the earlier of (1) the 10th Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act and (2) the second Business Day prior to the Company Stockholders Meeting (in the case of the Company’s board of directors) or the Parent Stockholders Meeting (in the case of Parent’s board of directors), as the same may be postponed in accordance with Section 6.4(a)) (it being understood and agreed that such Party’s board of directors may take no position with respect to a Company Acquisition Proposal (in the case of the Company’s board of directors) or a Parent Acquisition Proposal (in the case of Parent’s board of directors) that is a tender offer or exchange offer during the period referred to in the applicable of clause (1) and clause (2) without such non-position constituting, in and of itself, an Adverse Company Recommendation Change or Adverse Parent Recommendation Change), (D) (except as permitted by Section 6.2(d)) adopt, approve, recommend to its stockholders, endorse or otherwise declare advisable any Company Acquisition Proposal (in the case of the Company’s board of directors) or the Parent Acquisition Proposal (in the case of Parent’s board of directors) or resolve or agree or publicly propose to take any such actions or (E) other than with respect to a tender offer or exchange offer, fail to publicly reaffirm the Company Recommendation (in the case of the Company’s board of directors) or the Parent Recommendation (in the case of Parent’s board of directors) within three Business Days following receipt of a written notice from Parent (in the case of the Company’s board of directors) or the Company (in the case of Parent’s board of directors), delivered after a Company Acquisition Proposal (in the case of the Company’s board of directors) or a Parent Acquisition Proposal (in the case of Parent’s board of directors) has become publicly known, which notice requests such reaffirmation (or, if earlier, the date that is two Business Days prior to the Company Stockholders Meeting (in the case of the Company’s board of directors) or the Parent Stockholders Meeting (in the case of Parent’s board of directors), as the same may be postponed in accordance with Section 6.4(a)) (each such action set forth in this Section 6.2(c) with respect to the Company’s board of directors being referred to herein as an “Adverse Company Recommendation Change”, and each such action set forth in this Section 6.2(c) with respect to Parent’s board of directors being referred to herein as an “Adverse Parent Recommendation Change”).

(ii) Except as expressly permitted by Section 6.2(d)(y), cause or permit such Party to enter into any Alternative Acquisition Agreement.

(d) Permitted Changes of Recommendation and Permitted Entry into Alternative Acquisition Proposals. Notwithstanding anything contained in this Section 6.2 to the contrary, if prior to the time, but not after, the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) is obtained, (i) the Company or Parent receives a bona fide Company Acquisition Proposal (in the case of the Company) or bona fide Parent Acquisition Proposal (in the case of Parent) that did not result from a breach by the receiving Party of this Section 6.2 and (ii) the board of directors of the receiving Party determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent) constitutes a Company Superior Proposal or Parent Superior Proposal, respectively, and that the failure to take such action would be inconsistent with its fiduciary duties under Delaware law, then the board of directors of the receiving Party may, after complying with Section 6.2(f), (x) make an Adverse Company Recommendation Change (in the case of the Company) or Adverse Parent Recommendation Change (in the case of Parent) or (y) (1) terminate this

Agreement pursuant to Section 8.3(a) and pay the Termination Fee (if the receiving party is the Company) or (2) terminate this Agreement pursuant to Section 8.4(a) and pay the Reverse Termination Fee (if the receiving party is Parent), in the case of either clause (1) or (2), to enter into an Alternative Acquisition Agreement with respect to such Company Superior Proposal or Parent Superior Proposal, respectively.

(e) Certain Permitted Disclosure. In addition, nothing contained in this Section 6.2 shall prevent the Company or Parent or either of their boards of directors from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement (provided that neither the disclosing Party nor its board of directors may effect an Adverse Company Recommendation Change (in the case of the Company) or an Adverse Parent Recommendation Change (in the case of Parent) unless permitted by Section 6.2(d) or Section 6.2(h)) or (ii) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that if any disclosure made in reliance on this Section 6.2(e) does not reaffirm the Company Recommendation (in the case of the Company) or Parent Recommendation (in the case of Parent), such disclosure shall be deemed to be an Adverse Company Recommendation Change or Adverse Parent Recommendation Change, respectively, and, in the case of an Adverse Company Recommendation Change, Parent shall have the right to terminate this Agreement as set forth in Section 8.4(b)(ii), and, in the case of an Adverse Parent Recommendation Change, the Company shall have the right to terminate this Agreement as set forth in Section 8.3(b)(ii).

(f) Match Rights. The board of directors of the Company, on the one hand, and the board of directors of Parent, on the other hand, shall not take any action set forth in Section 6.2(d) unless it has first:

(i) caused the Company (in the case of the Company’s board of directors) or Parent (in the case of the Parent’s board of directors), to provide the other Party at least four Business Days’ prior written notice of its intent to take either of the actions set forth in clause (x) or clause (y) of Section 6.2(d) (a “Notice of Superior Proposal”), which notice shall (A) state that the notifying Party has received a Company Superior Proposal or Parent Superior Proposal, as applicable, (B) specify the material terms and conditions of such Company Superior Proposal or Parent Superior Proposal, (C) identify the Person making such Company Superior Proposal or Parent Superior Proposal, and (D) enclose the most recent draft of any agreements intended to be entered into in connection with such Company Superior Proposal or Parent Superior Proposal (it being understood and agreed that the delivery of the notification contemplated by this clause (i) shall not, in and of itself, constitute an Adverse Company Recommendation Change or Adverse Parent Recommendation Change);

(ii) caused the notifying Party and its Representatives to negotiate, to the extent the other Party so wishes to negotiate, during such four Business Day period following delivery of the Notice of Superior Proposal (the “Notice Period”), in good faith with the other Party concerning any revisions to the terms of this Agreement and the Voting Agreement that the other Party wishes to propose in response to such Company Superior Proposal or Parent Superior Proposal; and

(iii) following the end of the Notice Period, determined in good faith after consultation with its outside legal counsel and financial advisor, that such Company Acquisition Proposal or Parent Acquisition Proposal continues to constitute a Company Superior Proposal or Parent Superior Proposal, respectively, after taking into account any changes to which the other Party has committed in writing to make to this Agreement and the Voting Agreement, and that the failure to take an action set forth in clause (x) or clause (y) of Section 6.2(d) would be inconsistent with its fiduciary duties under Delaware law; provided, however, that if, during the Notice Period, any revisions are made to the financial or other material terms of the Company Superior Proposal or Parent Superior Proposal that is the subject of such Notice of Superior Proposal, the notifying Party shall deliver to the other Party a new notice describing such revisions (and providing copies of the most recent draft of any agreements implementing such revisions) and shall comply with the requirements of clause (i) and clause (ii) of this Section 6.2(f) (except that the four Business Day Notice Period shall instead be a three Business Day Notice Period).

(g) Notice of Acquisition Proposals. Each of the Company and Parent shall notify the other promptly (but in no event later than 24 hours) after receipt by such Party (or any of its Representatives) of any Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), or any request for information relating to such Party or any of its Subsidiaries or for access to the business, properties, assets, books or records of such Party or any of its Subsidiaries, in each case by any Person that is reasonably likely to be considering or seeking to make, or has made within the 12 months preceding the date of this Agreement, a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), which notice shall include the material terms and conditions of any such Company Acquisition Proposal or Parent Acquisition Proposal, inquiry, proposal, offer or request, copies of any material written communications and draft documentation received relating to such Company Acquisition Proposal or Parent Acquisition Proposal and indicating the name of the Person making such Company Acquisition Proposal or Parent Acquisition Proposal, inquiry, proposal, offer or request, and thereafter the notifying Party shall keep the other Party reasonably informed, on a timely basis, of the status and material terms of any such Company Acquisition Proposal or Parent Acquisition Proposal, inquiry, proposal, offer or request (including any amendments thereto) and the status of any discussions or negotiations with such Person or its Representatives (without prejudice to the restrictions set forth in Section 6.2(a) and the other provisions of this Section 6.2) and provide copies of all material written communications and draft documentation received relating to such Company Acquisition Proposal or Parent Acquisition Proposal.

(h) Intervening Event. Notwithstanding anything to the contrary in Section 6.2(c), the board of directors of the Company, on the one hand, and Parent, on the other hand, may at any time prior to (but not after) obtaining the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) effect an Adverse Company Recommendation Change or Adverse Parent Recommendation Change, respectively, if (i) a Company Intervening Event (in the case of the Company) or Parent Intervening Event (in the case of Parent) occurs and (ii) the board of directors of the Company (in the case of a Company Intervening Event) or Parent (in the case of a Parent Intervening Event) determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an Adverse Company Recommendation Change (in the case of the Company) or an Adverse Parent Recommendation Change (in the case of Parent) in response to such Company Intervening Event or Parent Intervening Event would be inconsistent with its fiduciary duties under Delaware law; provided that the board of directors of the Party in respect of which such Company Intervening Event (in the case of the Company) or Parent Intervening Event (in the case of Parent) has first (x) caused such Party to provide the other Party at least four Business Days’ prior written notice of its intent to effect such an Adverse Company Recommendation Change or Adverse Parent Recommendation Change, which shall specify in reasonable detail the circumstances related to such determination, (y) caused such Party and its Representatives to negotiate, to the extent the other Party so wishes to negotiate, during such four Business Day period following delivery of such notice, in good faith with the other Party concerning any revisions to the terms of this Agreement that the other Party wishes to propose in response to such Company Intervening Event or Parent Intervening Event and (z) after complying with clause (x) and clause (y), determined in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an Adverse Company Recommendation Change (in the case of the Company) or Adverse Parent Recommendation Change (in the case of Parent) in response to such Company Intervening Event or Parent Intervening Event continues to be inconsistent with its fiduciary duties under Delaware law after taking into account any changes committed in writing to be made to this Agreement and the Voting Agreement by the other Party.

6.3 Proxy Filing; Information Supplied.

(a) Parent and the Company shall promptly and jointly prepare and file with the SEC the Prospectus/Proxy Statement relating to the Company Stockholder Meeting and the Parent Stockholder Meeting (the “Prospectus/Proxy Statement”) in preliminary form, and Parent shall promptly prepare and file with the SEC the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Shares in the Merger, which shall include the Prospectus/Proxy Statement (the “S-4 Registration Statement”).

Parent and the Company each shall use its reasonable best efforts to have the Prospectus/Proxy Statement cleared by the SEC as promptly as practicable after such filing, and Parent shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after its filing (and keep the S-4 Registration Statement effective for so long as may be necessary to consummate the Merger), and promptly thereafter each of the Company and Parent shall mail their respective Prospectus/Proxy Statement to their respective stockholders. Each of the Parties shall promptly furnish to the other all non-privileged information concerning such Party that is required by applicable Law to be included in the Prospectus/Proxy Statement or the S-4 Registration Statement so as to enable Parent to file the S-4 Registration Statement and the Company and Parent to file the Prospectus/Proxy Statement. Each of the Company, Parent, Merger Sub 1 and Merger Sub 2 shall promptly correct any information provided by it or any of its Representatives for use in the Prospectus/Proxy Statement or the S-4 Registration Statement if and to the extent that such information is discovered by Company, Parent, Merger Sub 1 or Merger Sub 2, as applicable, to be or to have become false or misleading in any material respect. Each of the Company and Parent shall, as promptly as practicable after the receipt thereof, provide the other Party with copies of any written comments and advise the other Party of any oral comments with respect to the Prospectus/Proxy Statement or the S-4 Registration Statement received by such Party from the SEC, including any request from the SEC for amendments or supplements thereto, and shall provide the other with copies of all other material or substantive correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Notwithstanding the foregoing, prior to filing the Prospectus/Proxy Statement and the S-4 Registration Statement or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall provide the other Party and its counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in good faith the comments of the other Party in connection with any such document or response. None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Prospectus/Proxy Statement or the S-4 Registration Statement unless it consults with the other Party in advance and, to the extent permitted by the SEC, allows the other Party to participate. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the S-4 Registration Statement, and the issuance of any stop order relating thereto or the suspension of the qualification of Parent Shares for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(b) The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the times of the meeting of stockholders of each of the Company and Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company and Parent will cause the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

(c) If at any time prior to the Requisite Company Vote and the Requisite Parent Vote, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to either of the Prospectus/Proxy Statement or the S-4 Registration Statement, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and, to the extent required under applicable Law, disseminated to the stockholders of each of the Company and Parent.

(d) Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable Party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or the NYSE in connection with the Prospectus/Proxy Statement and the S-4 Registration Statement.

6.4 Stockholders Meetings.

(a) The Company shall (i) as soon as reasonably practicable following the date on which the S-4 Registration Statement is declared effective under the Securities Act and the SEC staff advises that it has no further comments on the Prospectus/Proxy Statement or that the Company may commence mailing the Prospectus/Proxy Statement, duly call and give notice of, and commence mailing of the Prospectus/Proxy Statement to the holders of Company Shares as of the record date established for, a meeting of holders of the Company Shares (the “Company Stockholders Meeting”) to consider and vote upon the adoption of this Agreement and (ii) as soon as reasonably practicable (but in any event within 35 calendar days) following the commencement of the mailing of the Prospectus/Proxy Statement pursuant to clause (i) above, convene and hold the Company Stockholders Meeting; provided that the Company may adjourn or postpone the Company Stockholders Meeting to a later date to the extent the Company believes in good faith that such adjournment or postponement is reasonably necessary (A) to ensure that any required supplement or amendment to the Prospectus/Proxy Statement is provided to the holders of Company Shares within a reasonable amount of time in advance of the Company Stockholders Meeting, (B) to allow reasonable additional time to solicit additional proxies necessary to obtain the Requisite Company Vote (including after commencement of a Company Acquisition Proposal that is a tender offer or exchange offer), provided that the Company Stockholders Meeting cannot be postponed by more than 11 Business Days pursuant to this clause (B) in connection with any individual commencement of a Company Acquisition Proposal that is a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, (C) to ensure that there are sufficient Company Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or (D) otherwise where required to comply with applicable Law. Subject to Section 6.2, the Company’s board of directors shall recommend the adoption of the Agreement at the Company Stockholders Meeting and, unless there has been an Adverse Company Recommendation Change permitted by and in accordance with Section 6.2(d) or Section 6.2(h), shall include the Company Recommendation in the Prospectus/Proxy Statement and take all lawful action necessary, proper or advisable on its part to solicit such adoption.

(b) Parent shall (i) as soon as reasonably practicable following the date on which the S-4 Registration Statement is declared effective under the Securities Act and the SEC staff advises that it has no further comments on the Prospectus/Proxy Statement or that Parent may commence mailing the Prospectus/Proxy Statement, duly call and give notice of, and commence mailing of the Prospectus/Proxy Statement to the holders of Parent Shares as of the record date established for, a meeting of holders of the Parent Shares (the “Parent Stockholders Meeting”) (which record date shall be the same as the record date established by the Company for the Company Stockholders Meeting) to consider and vote upon (A) the issuance of Parent Shares in the Merger, (B) the Authorized Stock Charter Amendment, and (C) the Board Size Charter Amendment and (ii) as soon as reasonably practicable (but in any event within 35 calendar days) following the commencement of the mailing of the Prospectus/Proxy Statement pursuant to clause (i) above, convene and hold the Parent Stockholders Meeting; provided that Parent may adjourn or postpone the Parent Stockholders Meeting to a later date to the extent Parent believes in good faith that such adjournment or postponement is reasonably necessary (A) to ensure that any required supplement or amendment to the Prospectus/Proxy Statement is provided to the holders of Parent Shares within a reasonable amount of time in advance of the Parent Stockholders Meeting, (B) to allow reasonable additional time to solicit additional proxies necessary to obtain the Requisite Parent Vote (including after commencement of a Parent Superior Proposal that is a tender offer or exchange offer), provided that the Parent Stockholders Meeting cannot be postponed by more than 11 Business Days pursuant to this clause (B) in connection with any individual commencement of a Parent Acquisition Proposal that is a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, (C) to ensure that there are sufficient Parent

Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting or (D) otherwise where required to comply with applicable Law. Subject to Section 6.2, Parent’s board of directors shall recommend the approval of the issuance of Parent Shares in the Merger, the approval of the Authorized Stock Charter Amendment at the Parent Stockholders Meeting, the approval of the Board Size Charter Amendment at the Parent Stockholders Meeting and, unless there has been an Adverse Parent Recommendation Change permitted by and in accordance with Section 6.2(d) or Section 6.2(h), shall include the Parent Recommendation, the recommendation of the Authorized Stock Charter Amendment and the recommendation of the Board Size Charter Amendment in the Prospectus/Proxy Statement and take all lawful action necessary, proper or advisable on its part to solicit such approval.

(c) Parent and the Company shall cooperate to schedule and convene the Parent Stockholders Meeting and the Company Stockholders Meeting on the same date and to establish the same record date for both the Parent Stockholders Meeting and the Company Stockholders Meeting. Notwithstanding any Adverse Company Recommendation Change or Adverse Parent Recommendation Change, unless this Agreement is terminated pursuant to Article VIII, (x) the adoption of this Agreement shall be submitted to the holders of the Company Shares at the Company Stockholders Meeting and (y) the approval of the issuance of Parent Shares in the Merger, the Authorized Stock Charter Amendment and the Board Size Charter Amendment shall be submitted to the holders of the Parent Shares at the Parent Stockholders Meeting.

(d) If either the Authorized Stock Charter Amendment or the Board Size Charter Amendment is approved at the Parent Stockholders Meeting, Parent shall cause such amendment to become effective prior to the Effective Date.

6.5 Filings; Other Actions; Notification.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, including filing a Notice and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice pursuant to the HSR Act as promptly as reasonably practicable; provided, however, that (i) nothing in this Agreement, including this Section 6.5, will (and “reasonable best efforts” will in no event) require, or be construed to require, Parent to agree to or take any action (or consent to the Company or any Company Subsidiary agreeing to take, or taking, any action) that would constitute a Burdensome Condition. For purposes of this Agreement, a “Burdensome Condition” means any terms, conditions, liabilities, obligations or commitments that would obligate or require Parent, the Company or any of their respective Subsidiaries to (A) agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Subsidiaries or (B) agree to any material changes (including through a licensing arrangement) or restriction on, or other impairment of Parent’s or the Company’s ability to own or operate, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Subsidiaries, if doing so cause Parent or the Company to take, or cause to be taken, or commit to take, or commit to cause to be taken, any such action that relates to assets, businesses or product lines of the Company or of Parent representing, in the aggregate, Revenue in excess of $100,000,000. The Company and its Subsidiaries shall not take or agree to any of the actions set forth in clause (A) or clause (B) of the definition of “Burdensome Condition” without the prior written consent of Parent which, without limiting Parent’s obligations under this Section 6.5(b), may be granted or withheld in Parent’s sole discretion. To the extent Parent so requests in writing (and solely to the extent of such written request), the Company shall and shall cause its Subsidiaries to proffer, consent and/or agree to any of the matters referred to in clause (A) or clause (B) of the definition of

“Burdensome Condition” to the extent such proffer, consent or agreement is conditioned on the occurrence of the Effective Time. Nothing in this Agreement shall require, or be construed to require, Parent or any of its Affiliates to defend litigation or any similar proceeding if the United States Department of Justice or the United States Federal Trade Commission authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Merger. If Parent determines to defend any litigation or similar proceeding brought by the Federal Trade Commission or the Antitrust Division of the Department of Justice or any state attorney general in connection with their review (if any) of the Merger, Parent will promptly reimburse the Company for any reasonable and documented expenses and costs (including out-of-pocket auditor’s and attorney’s fees and expenses) incurred in connection with the Company’s or its Subsidiaries’ or Representatives’ involvement therewith The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act. The Company shall, at the request of Parent, on a one time basis, (i) agree to extend the waiting period with respect to the Merger under the HSR Act for up to a further 30 days and/or (ii) pull and promptly refile the Notice and Report Forms filed in respect of the Merger. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall cooperate in all matters with any Governmental Entity consistent with their obligations hereunder, it being understood that Parent shall have the right to lead such matters; provided that each Party shall permit the other Parties to review in advance, and to the extent practicable each of Parent and the Company will consult with the other on and consider in good faith the views of the other in connection with, any proposed substantive communication to any Governmental Entity in connection with this Agreement or the transactions contemplated by this Agreement (including all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger or the other transactions contemplated by this Agreement (including the Prospectus/Proxy Statement). In exercising the foregoing rights, each of the Parties shall act reasonably and as promptly as practicable.

(b) Information. The Company and Parent each shall, upon request by the other, use reasonable best efforts to furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/Proxy Statement, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement; provided, that the limitations set forth in the provisos to Section 6.7 shall apply to the Company’s and Parent’s obligations, mutatis mutandis. In addition, each of the Company and Parent shall use its reasonable best efforts to provide the information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Prospectus/Proxy Statement and the S-4 Registration Statement.

(c) Status.

(i) Subject to applicable Law and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of written notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to such transactions. The Company and Parent each shall give prompt notice to the other of any change, fact or condition of which it becomes aware that would be reasonably likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively, or any breach by such Party of its representations, warranties, covenants or agreements hereunder that would reasonably be expected to result in the failure of any condition to the other Party’s obligations to effect the Merger hereunder. Subject to Section 6.5(a), neither the Company nor Parent shall permit any of its officers or any other representatives or agents to participate in any substantive meeting or discussion with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

(ii) Without limiting the generality of Section 6.5(a) or Section 6.5(c)(i), the Company and Parent shall each promptly advise the other Party if it obtains knowledge of (A) any written notice or other written communication from any counterparty to a Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Merger (and provide a copy thereof) or (B) any written notice or other written communication from any other Person alleging that the consent of such Person is or may be required in connection with the Merger (and provide a copy thereof). The Company shall notify Parent as promptly as practicable of any written notice or other written communication received after the date of this Agreement from any party to any Material Contract to the effect that such Party has terminated or intends to terminate or otherwise materially adversely modify its relationship with the Company or any Subsidiary of the Company. Notwithstanding the foregoing, a Party’s failure to comply with this Section 6.5(c)(ii) (provided that such failure was not in bad faith) shall not constitute a failure of any condition set forth in Article VII to be satisfied, or otherwise provide any other Party the right not to effect the transactions contemplated by this Agreement, except to the extent that any other provision of this Agreement independently provides such right.

6.6 Taxation.

(a) The Parties intend to adopt this Agreement and the Merger as a plan of reorganization under Section 368(a) of the Code. Notwithstanding any other provision in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter to the contrary, each of the Parties shall, and shall cause each of their respective Affiliates to, use its reasonable best efforts to (i) not take any action that would reasonably be expected to prevent or impede the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) cooperate with one another in obtaining the opinion from the Opinion Issuer described in Section 7.3(c). Parent and the Company shall use commercially reasonable efforts to execute and deliver to the counsel of Parent and the Company officer’s certificates containing appropriate representations at such time or times as may be reasonably requested by such counsel (each, a “Tax Representation Letter”) in connection with the delivery of the opinion described in Section 7.3(c) (in each case, only to the extent that Parent or Company, as the case may be, in good faith reasonably believes that it is able to make such representations truthfully).

(b) After the date of this Agreement and prior to the Effective Time, Parent and the Company shall cooperate in good faith with respect to Tax matters relevant to integrating their respective Subsidiaries and operations.

6.7 Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent and Parent’s Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, Contracts and records and, during such period, shall (and shall cause its Subsidiaries to) furnish promptly to Parent (a) for each month following the date hereof and the Closing, internally generated unaudited monthly financial statements (in the form typically provided to the Company’s management), including cash flow statements and (b) all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company, Parent, Merger Sub 1 or Merger Sub 2 herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any Trade Secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to permit any intrusive environmental sampling on any of the properties owned, leased or operated by it or any of its Subsidiaries or (iii) to disclose any privileged information of the Company or any of its Subsidiaries. Notwithstanding anything in this Section 6.7 to the contrary, the Company shall use reasonable best efforts to obtain any consents of third parties that are necessary to permit such access or make such disclosure and shall otherwise use reasonable best efforts to permit such access or disclosure, including pursuant to the use of “clean team” arrangements pursuant to which certain Representatives of Parent could be provided access to any such information. All requests for information made pursuant to this Section 6.7 shall be directed to the general counsel or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

6.8 Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date. Prior to the Closing, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Company Shares from the NYSE and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than 10 calendar days after the Closing Date.

6.9 Publicity. The initial press release regarding the Merger shall be a joint press release, and thereafter, unless an Adverse Company Recommendation Change or an Adverse Parent Recommendation Change shall have occurred, and except with respect to press releases and other public statements in connection with Section 6.2 (to the extent expressly permitted pursuant to Section 6.2), the Company and Parent each shall consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity. Notwithstanding the foregoing sentence, without prior consultation, each Party (a) may, subject to Section 6.2, communicate information that is not confidential information of any other Party with financial analysts, investors and media representatives in the ordinary course of business and in a manner consistent with its past practice in compliance with applicable Law and (b) may disseminate information included in a press release or other document already approved for external distribution by the other Parties.

6.10 Employee Benefits.

(a) For a period of one year following the Effective Time (the “Continuation Period”), the Parent will, or will cause the Surviving Corporation (or the Surviving Company) to, provide to each employee who is employed by the Company and its Subsidiaries on the Closing Date (each, a “Company Employee”) for so long as such Company Employee remains an employee of the Parent or the Surviving Corporation (or the Surviving Company) during the Continuation Period, (i) base salary or regular hourly wage and a target annual cash bonus opportunity that are, in the aggregate, no less favorable than the base salary or regular hourly wage and target annual cash bonus opportunity provided by the Company and its Subsidiaries to such Company Employee immediately before the Effective Time, and (ii) severance, retirement and welfare benefits that are comparable in the aggregate to those provided by the Company and its Subsidiaries to such Company Employee immediately before the Effective Time; provided, however, that the requirements of this sentence shall not apply to Company Employees who are covered by a Company Labor Agreement.

(b) For purposes of vesting, eligibility to participate, benefit entitlement and level of benefits under the Parent Benefit Plans providing benefits to any Company Employees after the Effective Time as required pursuant to Section 6.10(a) (the “New Plans”), each Company Employee will be credited with his or her years of service with the Company and its Subsidiaries before the Effective Time to the extent such service was recognized by the Company and its Subsidiaries under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, except to the extent such credit would result in a duplication of benefits. In addition, to the extent such Company Employee is eligible to participate in a New Plan pursuant to Section 6.10(a), and without limiting the generality of the foregoing, (i) Parent will use commercially reasonable efforts (including by directing its third party insurance providers or third party administrators) to waive any waiting time in any and all New Plans of the same type as any Company Benefit Plans in which such Company Employee participated immediately before the consummation of the transactions contemplated hereby (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent will use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time. Parent will use commercially reasonable efforts to cause the Company Employee to be given credit, under the applicable New Plan providing medical, dental, pharmaceutical and/or vision benefits, for amounts paid prior to the Effective Time during the year in which the Effective Time occurs under a corresponding Old Plan during the same period for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents as though such amounts had been paid in accordance with the terms and conditions of the New Plan.

(c) Parent acknowledges that the consummation of the Mergers shall be a “change in control” for purposes of the Company Benefit Plans and shall, or shall cause the Surviving Corporation (or Surviving Company) to, honor all employee benefit obligations to current and former employees under the Company Benefit Plans, including, for the avoidance of doubt, the Company Benefit Plans set forth on Section 6.10(c) of the Company Disclosure Letter, in accordance with their terms.

(d) If requested in writing by the Parent at least ten Business Days prior to the Effective Time, the Company will take (or cause to be taken) all actions necessary to terminate, effective no later than the Business Day immediately prior to the Effective Time, the Company’s 401(k) plan (the “Company 401(k) Plan”). In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated (the form and substance of which shall be subject to review and approval by Parent) not later than the Business Day immediately preceding the Effective Time. Parent shall permit each eligible Company Employee to become a participant in an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Parent or any of its Subsidiaries (the “Parent 401(k) Plan”) and make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including all participant loans) in cash or notes in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Company Employee from such plan to the Parent 401(k) Plan.

(e) Nothing in this Agreement, expressed or implied, will (i) confer upon any Company Employee or any other Person any right to continue in the employ or service of Parent, the Surviving Corporation (or the Surviving Company) or any Affiliate of Parent, or will interfere with or restrict in any way the rights of Parent, the Surviving Corporation (or the Surviving Company) or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee or any Person at any time for any reason whatsoever, with or without cause, (ii) constitute an amendment to any Company Benefit Plan or any employee benefit or compensation plan of Parent or any of its Affiliates, (iii) obligate Parent, the Surviving Corporation (or the Surviving Company) or any Affiliate of Parent to maintain any particular compensation or benefit plan, program arrangement, policy or contract, or (iv) prevent Parent, the Company, or any of their Affiliates from amending or terminating any of their benefit plans in accordance with their terms. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.10 will create any third party beneficiary rights in any current or former service provider of the Company or its Affiliates, or any beneficiaries, dependents, or collective bargaining representative thereof, or in any other Person.

6.11 Election to Parent’s Board of Directors. Promptly after the Effective Time, Parent shall increase the size of its board of directors in order to cause four current members of the Company’s board of directors who will be identified by the Company between the date hereof and prior to the Closing Date (the “New Parent Directors”) to be appointed to Parent’s board of directors on the Closing Date in director classes to be agreed by the Parties between the date hereof and the Closing Date and, subject to fiduciary obligations under applicable Law, shall use its reasonable best efforts to cause such individuals to be elected to the board of directors of Parent in accordance with Parent’s certificate of incorporation or by-laws or other governing documents at the first annual meeting of stockholders of Parent at which such director is eligible for election with a proxy mailing date after the Effective Time. If the Board Size Charter Amendment is not duly approved by the holders of Parent Shares at a stockholders’ meeting duly called and held for such purpose, at the Effective Time Parent shall cause a sufficient number of members of Parent’s board of directors to resign as directors of Parent so as to allow all of the New Parent Directors to be appointed to Parent’s board of directors.

6.12 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expense, except (a) that expenses incurred in connection with the filing fee for the S-4 Registration Statement and printing and mailing the Prospectus/Proxy Statement and the S-4 Registration Statement shall be shared equally by Parent and the Company and (b) as otherwise expressly set forth in this Agreement.

6.13 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, Parent will and will cause the Surviving Corporation to (including by Parent providing sufficient funds to the Surviving Corporation or the applicable Subsidiary) indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries and each other Person who, at the request or for the benefit of the Company or any of its Subsidiaries, is or was previously serving as a director or officer, MLP employee or fiduciary of any other Person or any benefit plan of the Company or any benefit plan of any of the Company’s Subsidiaries (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement (including all interest, assessments and other charges) or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or the applicable Subsidiary of the Company would have been permitted under Delaware law and under its certificate of incorporation or by-laws or other governing documents in effect on the date of this Agreement to indemnify such Person (and Parent or the Surviving Corporation shall also advance fees, costs and expenses (including attorney’s fees and disbursements) as incurred to the fullest extent permitted under applicable Law, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Person is not entitled to indemnification hereunder or thereunder).

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.13, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party.

(c) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and by-laws (or in such documents of any successor to the business of the Surviving Corporation (including, for clarity the Surviving Company, if applicable)) regarding elimination of liability of directors, indemnification of directors, officers, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor and comply with their respective obligations under any indemnification agreement with any Indemnified Party in effect as of (and disclosed to Parent prior to) the date hereof, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Party thereunder

(d) Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance policies (providing only for the Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for the Company) with a claims period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage no less favorable in any material respect to the Indemnified Parties than the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of the amount set forth in Section 6.13(d) of the Company Disclosure Letter. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage no less favorable in any material respect to the Indemnified Parties than that provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable to the Indemnified Parties as provided in the Company’s existing policies as of the date of this Agreement), provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, provided further that if the annual premium of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation (including, for clarity, the Surviving Company, if applicable) shall assume all of the obligations set forth in this Section 6.13.

(f) The provisions of this Section 6.13 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(g) The rights of the Indemnified Parties under this Section 6.13 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

6.14 Company Debt Arrangements.

(a) From the date hereof through the Effective Time, at Parent’s written request, the Company shall use its reasonable best efforts to cooperate with, and provide all reasonable assistance to, Parent in connection with any steps Parent may, in its sole discretion, determine are necessary or desirable to take in order for Parent to terminate, retire or repay, effective at or after the Effective Time, some or all amounts outstanding under or commitments issued pursuant to any or all Company Credit Agreements, which cooperation and assistance shall include, arranging for the repayment or prepayment by Parent or any of Parent’s Subsidiaries of any amounts outstanding under any Company Credit Agreement on or after the Closing Date (and in connection therewith, obtaining the termination of all commitments under and the release of all guarantees and liens with respect thereto), provided that the consummation of any such repayment or prepayment shall be contingent upon the occurrence of the Merger unless otherwise agreed by the Company.

(b) The Company shall use its reasonable best efforts to timely make all notices, and timely take all such other actions, required to be made by it pursuant to each Company Credit Agreement in connection with this Agreement and/or any of the transactions contemplated hereby.

(c) All documentation prepared by the Company, the Company’s Subsidiaries and/or the Representatives of any of the foregoing in connection with this Section 6.14 shall be subject to the prior review, comment and approval of Parent.

(d) This Section 6.14 shall be subject to Sections 6.17(a), 6.17(b) and 6.17(c).

6.15 Other Actions by the Company and Parent.

(a) Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement or the Voting Agreement, each of Parent and the Company and their respective boards of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Voting Agreement and otherwise act to eliminate (or to the extent elimination is not possible, minimize) the effects of such statute or regulation on such transactions.

(b) Dividends. The Company and Parent shall coordinate the declaration, fixing of record dates, and setting of payment dates of dividends on Company Shares and Parent Shares, to the extent to be declared by the respective Company and Parent boards of directors, so that holders of Company Shares do not receive dividends on both Company Shares and Parent Shares (once received in the First Merger) in respect of any calendar quarter or fail to receive a dividend on one of either of Company Shares or Parent Shares (once received in the First Merger) in respect of any calendar quarter.

(c) Section 16 Matters. The board of directors of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt (i) the disposition of Company Shares, Company Equity Awards and other derivative securities with respect to Company Shares, (ii) the conversion of Company Shares, Company Equity Awards and other derivative securities with respect to Company Shares into Parent Shares or other derivative securities with respect to Parent Shares, as the case may be, and (iii) the acquisition of Parent Shares or other derivative securities with respect to Parent Shares as the case may be, pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act.

(d) The Company agrees that, from and after January 1, 2018 and prior to the Effective Time, neither the Company nor any of its Subsidiaries (other than the MLP) shall (i) file any registration statement (other than on Form S-8) or (ii) consummate any unregistered offering of securities that by the terms of such offering requires subsequent registration under the Securities Act.

6.16 Litigation. The Company shall control the defense and settlement of any litigation or other legal proceedings against the Company or any of its directors relating to this Agreement, the Merger or other transactions contemplated by this Agreement; provided that the Company shall give Parent the opportunity to participate in the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar Persons by any stockholder of the Company relating to this Agreement the Merger, or any other transaction contemplated hereby without the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed.

6.17 Financing.

(a) The Company shall use and cause its Subsidiaries to use its and their reasonable best efforts to cause its and their respective officers, directors, employees, accountants, consultants, investment bankers, agents and other non-legal advisor and Representatives to provide to Parent all cooperation as is reasonably requested by Parent in connection with arranging, obtaining and syndicating any financing or refinancing transactions undertaken by Parent or its Subsidiaries in connection with the transactions contemplated by this Agreement, including the termination, retirement, repayment, defeasing, restructuring, exchange, amendment (including pursuant to a consent solicitation), repurchase or redemption of some or all amounts issued pursuant to any or all Company Indentures (the “Financing”), including using reasonable best efforts with respect to (i) promptly furnishing Parent and any of its financing sources with (A) such financial statements, financial data, audit reports and other pertinent information regarding the Company and its Subsidiaries of the type required by SEC Regulation S-X and SEC Regulation S-K under the Securities Act (including providing assistance to Parent in Parent’s preparation of pro-forma financial information) for registered offerings of debt securities, such financial statements to include audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows and related notes thereto of the Company, for the three fiscal years most recently ended at least 60 days prior to the Closing Date and unaudited consolidated balance sheets and related statements of income, cash flows and related notes thereto of the Company, for each subsequent fiscal quarter (excluding the fourth quarter of any fiscal year) ended at least 40 days prior to the Closing Date, in each case, with comparative financial information for the equivalent period of the prior year (which shall have been reviewed by the independent accountants for the Company as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722); (B) information regarding the Company and its Subsidiaries customarily included in information memoranda and other syndication materials for revolving and term loan facilities, and (C) draft comfort letters (including negative assurance comfort) to be provided by the independent auditors of the Company that can be provided in final form on any date during the relevant period (collectively, the “Required Information”), (ii) making senior management of the Company available at reasonable times and locations and upon reasonable prior notice, to participate in meetings (including one-on-one meetings or conference calls with the parties acting as agents, arrangers or underwriters for, and prospective lenders or other providers of, the Financing), drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions, (iii) assisting Parent and any of its financing sources in (A) the preparation of (x) offering documents, private placement memoranda, prospectuses, prospectus supplements, registration statements, syndication documents and materials including information memoranda, lender and investor presentations and other marketing documents (including “public side” versions thereof), and similar documents, and (y) materials for rating agency presentations and (B) the conduct of any field examination and inventory appraisals, and the preparation of any related reports, in connection with any portion of the Financing in the form of an asset-based credit facility, (iv) cooperating with the marketing efforts of Parent and any of its financing sources, including, to the extent applicable, obtaining and providing representation and authorization letters and arranging for customary auditor consents for use of the Required Information and other financial data in the marketing documentation, (v) assisting in obtaining corporate and facility credit ratings, (vi) using reasonable best efforts to cause the independent accountants and local and internal counsel of the Company to provide assistance to Parent including participating in accounting due diligence sessions and assistance in connection with providing customary review of interim financial statements as provided in Statement on Auditing Standards No. 100, comfort letters (which comfort letters shall not address or opine on the preliminary financial information included in any Recent Developments Section) and opinions of counsel (including providing customary back-up certificates), (vii) providing, at least four Business Days prior to Closing, information required in connection with the financing by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 (to the extent such information is requested at least ten days before the Effective Date); (viii) assist Parent, as reasonably requested, in (1) commencing offers to purchase, redeem or exchange, and conducting consent solicitations (including the Company conducting any such consent solicitation) with respect to, any or all of the outstanding series of notes of the Company (the “Company Notes”), on such terms and conditions, including pricing terms and amendments to the terms and provisions of the applicable indenture, that are specified, from time to time, by Parent (each, a “Debt Offer” and collectively, the “Debt Offers”) and which are permitted by the terms of such Company Notes, the applicable indentures and applicable Law, (2) using commercially reasonable efforts to cause the applicable trustee to agree to proceed with the redemption or repurchase of, or amendment to, each series of Company Notes specified by Parent, and conducted pursuant to their terms, (3) waiving any conditions to the Debt Offers as may be reasonably requested by Parent that may be legally waived and may be waived under the terms of the applicable indenture (and not, without the written consent of Parent, waiving any condition to the Debt Offers or making any changes to the Debt Offers unless required by the applicable indenture or by Law), (4) in connection with any consent solicitations, assuming the applicable requisite consents are received, executing (and using reasonable best efforts to cause the applicable trustee to execute) supplemental indentures to the applicable indenture promptly after the requisite consents are obtained, provided that such supplemental indentures will not become operative prior to the Effective Time, (5) upon the request of Parent, extending the offer period and/or consent period applicable to a Debt Offer to a date selected by Parent in accordance with the terms of the applicable indenture and Debt Offer; provided (1) that in no event will the Company be required to commence or settle any Debt Offer or make any consent payment prior to the Effective Time, unless Parent has agreed to fund the settlement of the Debt Offer and make any consent payment therewith (which obligation shall survive any termination of this Agreement), including pursuant to the Financing, to satisfy any obligations of the Company to the Company’s debt holders that may arise as a result of such Debt Offer, (2) the dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Debt Offers will be selected mutually by Parent and the Company and (3) all documentation for the Debt Offers shall comply with all applicable laws and regulations (including any rules and regulations of the SEC); and (ix) assisting in the negotiation and preparation of, any credit agreement, indenture, note, purchase agreement, underwriting agreement, guarantees, security agreements, customary closing certificates and other certificates, letters and documents as may be reasonably requested by Parent, in each case contemplated in connection with the Financing.

(b) Notwithstanding Section 6.14 or this Section 6.17 or any other sections in this Agreement to the contrary, the actions contemplated in Section 6.14 and this Section 6.17, or under any other provision of this Agreement with respect to the Financing or the arrangements contemplated by Section 6.14, do not and shall not (i) require such cooperation to the extent it would require the Company, any of its Subsidiaries, or any of its or their respective Representatives to waive, modify or amend any terms of this Agreement, incur any actual or potential liabilities (of any kind), pay any fees, reimburse any expenses, or provide any indemnity, or enter into any definitive agreement (other than customary authorization and representation letters or as specifically provided in clause (a) above), in each case, with respect to any financing or refinancing or any cooperation provided pursuant to Section 6.14 or this Section 6.17, in each case of the foregoing prior to the Closing that is not contingent on the Closing or which Parent is not obligated to reimburse or indemnify the Company or its Subsidiaries under this Agreement, or take any actions that would cause the Company or any of its Subsidiaries to breach this Agreement or become unable to satisfy a condition to the Closing, (ii) require such cooperation from the Company, any of its Subsidiaries, or any of its or their respective Representatives to the extent it would reasonably be expected to materially interfere with the ongoing operations of the Company or any of its Subsidiaries, (iii) involve any binding commitment by the Company, any of its Subsidiaries, or any of its or their respective Representatives (other than customary authorization and representation letters) which commitment is not conditioned on the Closing and does not terminate without liability to the Company, any of its Subsidiaries, or any of its or their respective Representatives upon the termination of this Agreement, (iv) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to be the issuer of any securities or issue, file or furnish any offering document or file any registration statement, prospectus or prospectus supplement prior to Closing or require the Company, any of its Affiliates, or any of its or their respective Representatives to enter into or approve any financing or refinancing or purchase agreement for any financing prior to the Closing, (v) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to provide any information the disclosure of which is prohibited or restricted by applicable Law or legal proceeding or that is legally privileged and disclosure of which would result in a loss of privilege, (vi) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to take any action that will conflict with or violate the organizational documents of such person or any applicable Law or legal proceeding, (vii) require any officer, director or employee of the Company or any of its Subsidiaries to deliver or be required to deliver any certificate or take any other action pursuant to Section 6.14 or this Section 6.17 to the extent any such action would reasonably be expected to result in personal liability to such officer, director or employee, other than customary authorization letters or similar letters, (viii) require the Company, any of its Subsidiaries, or any of its or their respective Representatives prior to Closing to make any representation to Parent, any of its Affiliates, any lender, agent or lead arranger to any financing, or any other person with respect to any actions under this Section 6.17, as to the solvency of the Company, any of its Subsidiaries, or any of its or their respective Representatives, or to deliver or require to be delivered any solvency or similar certificate or (ix) seek any amendment, waiver, consent or other modification under any Company Credit Agreement or any Company Indenture (except for any transaction with respect to Company Indentures contemplated by Section 6.17(a)). Furthermore if, at any time prior to the completion of the Debt Offers, any information in the Debt Offers should be discovered by Parent, on the one hand, or the Company, on the other, which should be set forth in an amendment or supplement thereto, so that they shall not contain any untrue statements of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Party in writing, and an appropriate amendment or supplement describing such information shall be disseminated.

(c) Parent shall indemnify and hold harmless the Company, its Subsidiaries, and their respective Representatives from, against and in respect of any losses, liabilities, damages, claims, costs, expenses, interest, awards, judgments or penalties, of any kind (“Losses”), imposed on, sustained, incurred or suffered by, or asserted against, any of them, directly or indirectly relating to, arising out of or resulting from any cooperation requested by Parent pursuant to Section 6.14 or this Section 6.17, and/or the provision of information utilized in connection therewith (other than arising from information provided by the Company and its Subsidiaries used in a manner agreed to by the Company) to the fullest extent permitted by applicable Law, except to the extent such Losses arise out of the gross negligence, bad faith, fraud or willful misconduct of the Company or any of its Subsidiaries or any of its or their respective Representatives. Parent shall from time to time (and upon request by the Company) promptly reimburse the Company for any reasonable and documented out-of-pocket expenses and costs (including reasonable out-of-pocket auditor’s and attorney’s fees and expenses) incurred in connection with the Company’s or its Subsidiaries’ or Representatives’ obligations under Section 6.14 or this Section 6.17 (provided that such reimbursement shall not include general auditor and legal expenses the Company would have incurred regardless of whether cooperation was requested pursuant to Section 6.14 or this Section 6.17). This Section 6.17(c) shall survive the Effective Time or earlier termination of this Agreement. Subject to Parent’s indemnification obligations under this Section 6.17, the Company hereby consents to the use of all of its and its Subsidiaries’ corporate logos in connection with the initial syndication or marketing of any financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage, in any respect, the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(d) Notwithstanding anything to the contrary herein, any breach by the Company or its Subsidiaries of their obligations under Section 6.14 or this Section 6.17 (other than a material and deliberate breach thereof) shall not constitute a breach of this Agreement for any purpose or a breach for purposes of Article VIII or a breach of the condition precedent set forth in Section 7.2(b) hereof.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Company Shares constituting the Requisite Company Vote in accordance with applicable Law and the certificate of incorporation and by-laws of the Company, and the issuance of Parent Shares pursuant to the Merger shall have been duly approved by the holders of Parent Shares constituting the Requisite Parent Vote.

(b) NYSE Listing. The Parent Shares issuable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

(c) Regulatory Consents. The waiting period under the HSR Act applicable to the consummation of the Merger and the other transactions contemplated by this Agreement shall have expired or been terminated and any approvals, notices or other requirements under the other Antitrust Laws set forth on Schedule 7.1(c) shall have been obtained or satisfied, as applicable, in each case, without the imposition of or requirement to agree to, any terms, conditions, liabilities, obligations or commitments that, individually or in the aggregate, constitute a Burdensome Condition.

(d) Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any applicable Law, (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”).

(e) S-4. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued (and not rescinded), and no proceedings for that purpose shall be pending before the SEC.

7.2 Conditions to Obligations of Parent, Merger Sub 1 and Merger Sub 2. The obligations of Parent, Merger Sub 1 and Merger Sub 2 to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in (i) Section 5.1 (other than Section 5.1(a) (first sentence) (Incorporation), Section 5.1(b)(i) (Company Capitalization), Section 5.1(b)(ii) (MLP Capitalization), Section 5.1(c) (Corporate Authority, Approval and Fairness), Section 5.1(d)(ii)(A) (Non-Contravention), Section 5.1(f)(ii) (Absence of Certain Changes), Section 5.1(j) (Takeover Statutes), and Section 5.1(t) (Brokers and Finders)) shall be true and correct (without regard to “materiality”, “Company Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not be reasonably be expected to have a Company Material Adverse Effect, (ii) Section 5.1(b)(i) (Company Capitalization) and Section 5.1(b)(ii) (MLP Capitalization) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), except for such inaccuracies as would not in the aggregate be material in amount or effect, (iii) Section 5.1(f)(ii) (Absence of Certain Changes) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of such date and time and (iv) Section 5.1(a) (first sentence) (Incorporation), Section 5.1(c) (Corporate Authority, Approval and Fairness), Section 5.1(d)(ii)(A) (Non-Contravention), Section 5.1(j) (Takeover Statutes) and Section 5.1(t) (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date). Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such executive officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed and complied with, in all material respects, all of its obligations under this Agreement required to be performed or complied with by it at or prior to the Closing, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 set forth in (i) Section 5.2 (other than Section 5.2(a) (first sentence) (Incorporation), Section 5.2(b) (Capital Structure), Section 5.2(c) (Corporate Authority; Approval), Section 5.2(d)(ii)(A) (Non-Contravention), Section 5.2(f)(ii) (Absence of Certain Changes) and Section 5.2(j) (Brokers and Finders)), shall be true and correct (without regard to “materiality”, “Parent Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not be reasonably be expected to have a Parent Material Adverse Effect, (ii) Section 5.2(f)(ii) (Absence of Certain Changes) shall be true and correct as of the date of this

Agreement and as of the Closing as though made on and as of such date and time, (iii) Section 5.2(a) (first sentence) (Incorporation), Section 5.2(b) (Capital Structure), Section 5.2(c) (Corporate Authority, Approval and Fairness), Section 5.2(d)(ii)(A) (Non-Contravention) and Section 5.2(j) (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date). The Company shall have received at the Closing a certificate signed on behalf of Parent, Merger Sub 1 and Merger Sub 2 by an executive officer of Parent to the effect that such executive officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent, Merger Sub 1 and Merger Sub 2. Each of Parent, Merger Sub 1 and Merger Sub 2 shall have performed and complied with, in all material respects, all of their respective obligations under this Agreement required to be performed or complied with by them at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent, Merger Sub 1 and Merger Sub 2 by an executive officer of Parent to such effect.

(c) Opinion as to Tax Treatment. The Company shall have received an opinion of Sullivan & Cromwell LLP (or another nationally recognized law firm selected by the Company) (the “Opinion Issuer”) substantially to the effect that (i) for U.S. federal income tax purposes, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code (the “Tax Opinion”).

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after either of the Requisite Company Vote and the Requisite Parent Vote, by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after either of the Requisite Company Vote and the Requisite Parent Vote, by action of the board of directors of either Parent or the Company if:

(a) the First Merger shall not have been consummated by April 29, 2019 (the “End Date”);

(b) the adoption of this Agreement by the stockholders of the Company shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement;

(c) the approval by Parent’s stockholders of the issuance of Parent Shares shall not have been obtained at the Parent Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement; or

(d) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable.

The right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to, or the occurrence of, the consummation of the First Merger.

8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by action of the board of directors of the Company:

(a) solely prior to the time the Requisite Company Vote is obtained, in order for the Company to enter into an Alternative Acquisition Agreement providing for the consummation of a Company Superior Proposal in compliance with Section 6.2(d)(y) (after having fully complied with Section 6.2, including Section 6.2(f), in respect of such Company Superior Proposal); provided that the Company pays the Termination Fee prior to or concurrently with the termination of this Agreement; or

(b) at any time prior to the Effective Time, whether before or after the Requisite Company Vote is obtained, if

(i) an Adverse Parent Recommendation Change shall have occurred;

(ii) there has been a breach of any representation, warranty, covenant or agreement made by Parent, Merger Sub 1 or Merger Sub 2 in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) 30 days after written notice thereof is given by the Company to Parent and (y) the fifth Business Day prior to the End Date; or

(iii) if Parent has materially breached any covenant contained in Section 6.2 and such breach is not curable or, if curable, is not cured within the earlier of (x) 10 days after written notice thereof is given by the Company to Parent and (y) the fifth Business Day prior to the End Date.

8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent:

(a) solely prior to the time the Requisite Parent Vote is obtained, in order for Parent to enter into an Alternative Acquisition Agreement providing for the consummation of a Parent Superior Proposal in compliance with Section 6.2(d)(y) (after having fully complied with Section 6.2, including Section 6.2(f), in respect of such Parent Superior Proposal); provided that Parent pays the Reverse Termination Fee prior to or concurrently with the termination of this Agreement; or

(b) at any time prior to the Effective Time, whether before or after the Requisite Parent Vote is obtained, if

(i) if an Adverse Company Recommendation Change shall have occurred;

(ii) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) 30 days after written notice thereof is given by Parent to the Company and (y) the fifth Business Day prior to End Date; or

(iii) if the Company has materially breached any covenant contained in Section 6.2 and such breach is not curable or, if curable, is not cured within the earlier of (x) 10 days after written notice thereof is given by Parent to the Company and (y) the fifth Business Day prior to the End Date.

8.5 Effect of Termination and Abandonment. (a) Except as otherwise provided in this Section 8.5, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any Party of any liability or damages to the other Party resulting from any deliberate material breach of this Agreement, (ii) the provisions set forth in Section 6.5(a) (fourth to last sentence), Section 6.17(b), this Section 8.5 and Article IX (other than the first sentence of Section 9.1 and Section 9.5(c)) shall survive termination of this Agreement.

(b) Payment of Termination Fee by the Company.

(i) If this Agreement is terminated (x) by Parent pursuant to Section 8.4(b)(i) (Adverse Company Recommendation Change), Section 8.4(b)(ii) (Company Breach) following a material breach of the first sentence of Section 6.3(a) or Section 6.4(a) by the Company or its Representatives, or Section 8.4(b)(iii) (Company Breach of No Shop) or (y) by the Company pursuant to Section 8.3(a) (Company Signs Alternative Acquisition Agreement), then the Company shall pay to Parent, by wire transfer of immediately available funds, $600,000,000 (the “Termination Fee”), (A) within two Business Days after such a termination of this Agreement by Parent and (B) immediately before and as a condition to such termination in the case of such a termination by the Company.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) (End Date) or Section 8.2(b) (Company No Vote), or by Parent pursuant to Section 8.4(b)(ii) (Company Breach) (other than due to a material breach of the first sentence of Section 6.3(a) or Section 6.4(a) by the Company or its Representatives), (B) a Company Acquisition Proposal shall have been publicly announced after the date of this Agreement and not publicly unconditionally withdrawn prior to, with respect to termination pursuant to Section 8.2(a) (End Date) or Section 8.4(b)(ii) (Company Breach), the date of such termination, and with respect to termination pursuant to Section 8.2(b) (Company No Vote), the Company Stockholders Meeting and (C) within 12 months following the date of such termination (1) the Company board of directors shall have recommended that stockholders vote in favor of, or tender into, a Company Acquisition Proposal, (2) the Company shall have entered into an Alternative Acquisition Agreement providing for the consummation of a Company Acquisition Proposal or (3) a Company Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Company Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in cash in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C) above, the Termination Fee (net of the amount, if any, that has previously been paid to the Company pursuant to Section 8.5(b)(iii).

(iii) Without prejudice to the payment of the Termination Fee pursuant to Section 8.5(b)(ii), if this Agreement is terminated by Parent or the Company pursuant to Section 8.2(b), the Company shall pay to Parent, in cash in immediately available funds, an amount equal to all documented out-of-pocket costs and expenses incurred by Parent, Merger Sub 1 and Merger Sub 2 in connection with this Agreement and the transactions contemplated hereby, including attorney’s fees, not in excess of $75 million, (A) within two Business Days after such a termination of this Agreement by Parent and (B) immediately before and as a condition to such termination in the case of such a termination by the Company.

(iv) The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee or reimbursement of expenses set forth in this Section 8.5(b) or any portion of such amounts, the Company shall pay to Parent and Merger Sub their costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee, at the prime rate (as published in The Wall Street Journal) in effect on the date such payment was required to be made, from the date such payment was required to be made through the date of payment.

(c) Payment of Reverse Termination Fee by Parent.

(i) If this Agreement is terminated (x) by the Company pursuant to Section 8.3(b)(i) (Adverse Parent Recommendation Change), Section 8.3(b)(ii) (Parent Breach) following a material breach the first sentence of Section 6.3(a) or Section 6.4(b) by Parent or its Representatives, or Section 8.3(b)(iii) (Parent Breach of No Shop) or (y) by Parent pursuant to Section 8.4(a) (Parent Signs Alternative Acquisition Agreement), then Parent shall pay to the Company, by wire transfer of immediately available funds, $800,000,000 (the “Reverse Termination Fee”), (A) within two Business Days after such a termination of this Agreement by the Company and (B) immediately before and as a condition to such termination in the case of such a termination by Parent.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) (End Date) or Section 8.2(c) (Parent No Vote), or by the Company pursuant to Section 8.3(b)(ii) (Parent Breach) (other than due to a material breach of the first sentence of Section 6.3(a) or Section 6.4(b) by Parent or its Representatives), (B) a Parent Acquisition Proposal shall have been publicly announced after the date of this Agreement and not publicly unconditionally withdrawn prior to, with respect to termination pursuant to Section 8.2(a) (End Date) or Section 8.3(b)(ii) (Parent Breach), the date of such termination, and with respect to termination pursuant to Section 8.2(c) (Parent No Vote), the Parent Stockholders Meeting and (C) within 12 months following the date of such termination (1) Parent’s board of directors shall have recommended that stockholders vote in favor of, or tender into, a Parent Acquisition Proposal, (2) shall have entered into an Alternative Acquisition Agreement providing for the consummation of a Parent Acquisition Proposal or (3) a Parent Acquisition Proposal shall have been consummated, then Parent shall pay to the Company in cash in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C) above, the Termination Fee (net of the amount, if any, that has previously been paid to the Company pursuant to Section 8.5(c)(ii)).

(iii) Without prejudice to the payment of the Reverse Termination Fee pursuant to Section 8.5(c)(iii), if this Agreement is terminated by Parent or the Company pursuant to Section 8.2(c) (Parent No Vote), Parent shall pay to the Company, in cash in immediately available funds, an amount equal to all documented out-of-pocket costs and expenses incurred by Parent, Merger Sub 1 and Merger Sub 2 in connection with this Agreement and the transactions contemplated hereby, including attorney’s fees, not in excess of $75 million (A) within two Business Days after such a termination of this Agreement by the Company and (B) immediately before and as a condition to such termination in the case of such a termination by Parent.

(iv) Parent acknowledges that the agreements contained in this Section 8.5(c) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent fails to promptly pay the amount due pursuant to this Section 8.5(c), and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the fee or reimbursement of expenses set forth in this Section 8.5(c) or any portion of such amounts, Parent shall pay to the Company its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate (as published in The Wall Street Journal) in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

(d) Exclusive Remedy. The Parties agree and understand that (i) in no event shall the Company be required to pay the Termination Fee on more than one occasion (provided that the Company may be required to pay a portion of the Termination Fee in the circumstances set forth in Section 8.5(b)(iii) and the remainder of the Termination Fee in the circumstances set forth in Section 8.5(b)(ii)), (ii) in no event shall Parent be required to pay the Reverse Termination Fee on more than one occasion (provided that Parent may be required to pay a portion of the Reverse Termination Fee in the circumstances set forth in Section 8.5(c)(iii) and the remainder of the Reverse Termination Fee in the circumstances set forth in Section 8.5(c)(i)) and (iii) if Parent receives the full amount of the Termination Fee from the Company in the circumstances described in Section 8.5(b) or the Company receives the full amount of the Reverse Termination Fee from Parent in the circumstances described in Section 8.5(c), such payment shall be the sole and exclusive remedy of the receiving Party against the paying Party and its Subsidiaries and their respective former, current or future partners, stockholders, managers, members, Affiliates and Representatives and none of the paying Party, any of its Subsidiaries or any of their respective former, current or future partners, stockholders, managers, members, Affiliates, or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. This Article IX and the agreements of the Company, Parent, Merger Sub 1 and Merger Sub 2 contained in Article II, Article III, Article IV, Section 6.8 (Stock Exchange Listing and Delisting), Section 6.10 (Employee Benefits), Section 6.12 (Election to Parent’s Board of Directors), Section 6.12 (Expenses), Section 6.13 (Indemnification; Directors’ and Officers’ Insurance) and Article IX shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger.

9.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in writing by the Parties, by action of the board of directors of the respective Parties; provided that after the Requisite Company Vote or Requisite Parent Vote has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company or the stockholders of Parent, respectively, under applicable Law without such approval having first been obtained.

9.3 Waiver of Conditions. The conditions to each of the Parties’ obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law.

9.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE. (a) THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD HAVE THE EFFECT OF APPLYING THE LAWS OF, OR DIRECTING A MATTER TO, ANOTHER JURISDICTION. The Parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and the Voting Agreement and of the documents referred to in this Agreement and the Voting Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement, the Voting Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE VOTING AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE VOTING AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE VOTING AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER

PARTY HAS REPRESENTED TO SUCH PARTY, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE VOTING AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, without the necessity of proving the inadequacy of money damages as a remedy (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such Party is entitled at Law or in equity. The Parties further agree that (x) by seeking the remedies provided for in this Section 9.5(c), a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, including, subject to Section 8.5(d), monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.5(c) are not available or otherwise are not granted and (y) nothing contained in this Section 9.5(c) shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.5(c) before exercising any termination right under Article VIII (and pursuing damages after such termination) nor shall the commencement of any action pursuant to this Section 9.5(c) or anything contained in this Section 9.5(c) restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

9.6 Notices. Any notice, request, instruction or other document or communication to be given to any Party hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, email or overnight courier:

if to Parent, Merger Sub 1 or Merger Sub 2:

Marathon Petroleum Corporation

539 South Main Street

Findlay, OH 45840

Attn: General Counsel

Email: sgagle@marathonpetroleum.com

Fax: (419) 422-9223

(with a copy, which shall not constitute notice, to)

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

Attn:	James P. Dougherty
Lyle G. Ganske
Benjamin L. Stulberg
Email:	jpdougherty@jonesday.com
lganske@jonesday.com
blstulberg@jonesday.com
Fax:	(216) 579-0212

if to the Company:

Andeavor

19100 Ridgewood Pkwy

San Antonio, TX 78259

Attn:	General Counsel
Email:	kim.rucker@andeavor.com
Fax:	(210) 745-4494

(with a copy, which shall not constitute notice, to)

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attn.:	Frank Aquila
Audra D. Cohen
Email:	aquilaf@sullcrom.com
cohena@sullcrom.com
Fax:	(212) 558-3588

or to such other Persons or addresses as may be designated in writing by the Party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving Party upon actual receipt, if delivered personally; three Business Days after deposit in the mail, if sent by registered or certified mail; upon telephonic or written confirmation of receipt (excluding out of office replies) if sent by facsimile or email; or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

9.7 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Voting Agreement, the Parent Disclosure Letter and the Confidentiality Agreement, dated August 15, 2017, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter of this Agreement. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, MERGER SUB 1, MERGER SUB 2 OR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8 No Third Party Beneficiaries. Except as provided in Section 6.13 (Indemnification; Directors’ and Officers’ Insurance), Parent, Merger Sub 1, Merger Sub 2 and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The Parties further agree that the rights of third party beneficiaries under Section 6.13 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires Merger Sub 1, Merger Sub 2 or any other Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub 1, Merger Sub 2 or such other Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.11 Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. The defined terms contained in this Agreement are applicable to the singular, as well as to the plural, forms of such terms. References to any statute, rule, regulation, law or Law shall be deemed to refer to all applicable Laws as amended or supplemented from time to time and to any rules, regulations and interpretations promulgated thereunder. All references to “dollars” or “$” in this Agreement are to United States dollars. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, in accordance with its terms. References to any Person include the successors and permitted assigns of that Person. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”.

(b) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(c) Each Party has or may have set forth information in its respective Disclosure Letter in a section of such Disclosure Letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.12 Assignment. This Agreement shall not be assignable by operation of Law or otherwise; provided, however, that Parent (a) will be entitled to assign this Agreement to any Affiliate of Parent or (b) may designate, by written notice to the Company, (i) another wholly owned direct or indirect Subsidiary that is a Delaware corporation in lieu of Merger Sub 1, in which event all references herein to Merger Sub 1 shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub 1 as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation or (ii) another wholly owned direct or indirect Subsidiary that is a Delaware limited liability company in lieu of Merger Sub 2, in which event all references herein to Merger Sub 2 shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub 2 as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that no such designation shall relieve any such Person of its obligations hereunder, (i) impose any additional or incremental non-de minimis obligation, or otherwise have any non-de minimis adverse effect, on the Company or any of its stockholders, or (ii) impede or delay the consummation of the transactions contemplated by this Agreement or otherwise impede the rights of the Company or the stockholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

ARTICLE X

CERTAIN DEFINITIONS

10.1 Definitions. For the purposes of this Agreement, the following terms shall have the meanings specified in this Section 10.1.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company or Parent party thereto than those contained in the Confidentiality Agreement that are applicable to the Company (it being understood that such confidentiality agreement need not contain a “standstill” or similar obligations to the extent that the other Party is, concurrently with the entry by a Party or any of its Subsidiaries into such confidentiality agreement, released from any “standstill” and other similar obligations in the Confidentiality Agreement).

“Affiliate” means, when used with respect to any Party, any Person who is an “affiliate” of that Party within the meaning of Rule 405 promulgated under the Securities Act.

“Anti-Corruption Laws” means, with respect to any Person, the U.S. Foreign Corrupt Practices Act of 1977 and any other similar Laws applicable to such Person or any of its Subsidiaries regarding corruption, commercial bribery or the use of funds for political activity.

“Authorized Stock Charter Amendment” means an amendment to Parent’s certificate of incorporation to increase the authorized number of Parent Shares by the affirmative vote, at a stockholders’ meeting duly called and held for such purpose, of the majority of Parent Shares outstanding and entitled to vote thereon.

“Board Size Charter Amendment” means an amendment to Parent’s certificate of incorporation to increase the maximum number of directors permitted to serve on the board of directors of Parent from twelve (12) to fourteen (14) by the affirmative vote, at a stockholders’ meeting duly called and held for such purpose, of at least 80% of Parent Shares outstanding and entitled to vote thereon.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time), other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

“Company Acquisition Proposal” means (a) any proposal or offer from any Third Party with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company and/or any of its Subsidiaries with respect to assets that constitute 15% or more of the assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, or (b) any acquisition by a Third Party resulting in, or proposal or offer (including any tender offer or exchange offer) from a Third Party that if consummated would result in, a Third Party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, (i) 15% or more of the total voting power of, or of any class of, equity securities of the Company or any of the Company’s Subsidiaries, or (ii) 15% or more of the consolidated total assets (including equity securities of the Company’s Subsidiaries), revenues or net income of the Company, in each case other than the transactions contemplated by this Agreement; provided that no proposal or offer with respect to a dropdown transaction between the Company or any Subsidiary of the Company, on the one hand, and the MLP or any Subsidiary of the MLP, on the other hand, shall under any circumstances be deemed to be a Company Acquisition Proposal.

“Company Benefit Plan” means (a) all “employee benefit plans” (within the meaning of Section 3(3) of ERISA) and (b) all other compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not subject to ERISA, including, cash, equity-based, incentive, bonus, employment, consulting, retention, change of control, health, medical, dental, disability, accident, life insurance, vacation, relocation, loan, fringe benefit, severance, retirement, supplemental retirement, profit sharing, pension, deferred compensation, savings, or termination, in each case of clauses (a) and (b) that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any current, potential, or contingent liability, except that no Multiemployer Plan will be considered a Company Benefit Plan.

“Company Credit Agreements” means (a) the Credit Agreement, dated as of January 29, 2016, among the MLP, certain subsidiaries of the MLP to time party thereto, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent, (b) Amendment No. 1 to Credit Agreement, dated as of January 5, 2018, among the MLP, certain subsidiaries of the MLP party thereto, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent, (c) the Third Amended and Restated Credit Agreement, dated as of January 29, 2016, among the MLP, certain subsidiaries of the MLP party thereto, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent, (d) Amendment No. 1 to Third Amended and Restated Credit Agreement, dated as of January 5, 2018, among the MLP, certain subsidiaries of the MLP party thereto, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent (e) the Credit Agreement, dated as of September 30, 2016, among the Company, the other parties from time to time party thereto, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, (f) the Amendment and Incremental Facility Agreement to the Credit Agreement dated as of September 30, 2016, dated as of December 13, 2016, among the Company, the other parties from time to time party thereto, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and (g) any other credit agreements or facilities to which the Company or any of its Subsidiaries is a party and (h) any amendment, modification or supplement to the foregoing permitted pursuant to its terms.

“Company Equity Awards” means the Company Options, Company RSUs, Company Director RSUs, Company PSAs, Company MSUs, Company Restricted Shares, and Company Other Awards.

“Company Indentures” means (a) that certain indenture, dated as of September 27, 2012 (as supplemented to the date hereof), by and among the Company, the subsidiary guarantors thereto and U.S. Bank National Association, as trustee (the “Company Trustee”), (b) that certain indenture, dated as of March 18, 2014 (as supplemented to the date hereof), by and among the Company, the subsidiary guarantors thereto and the Company Trustee, (c) that certain indenture, dated as of December 22, 2016, by and among the Company, the subsidiary guarantors party thereto and the Company Trustee, (d) that certain Indenture, dated as of December 21, 2017, by and among the Company and the Company Trustee (as supplemented to the date hereof), (e) that certain indenture, dated as of October 29, 2014 (as supplemented to the date hereof), among the MLP, Andeavor Logistics Finance Corp., the subsidiary guarantors party thereto and the Company Trustee, (f) that certain indenture, dated as of May 12, 2016, among the MLP, Andeavor Logistics Finance Corp., the subsidiary guarantors party thereto and the Company Trustee, (g) that certain indenture, dated as of December 2, 2016, among the MLP, Andeavor Logistics Finance Corp., the subsidiary guarantors party thereto and the Company Trustee, (h) that certain indenture, dated as of November 28, 2017, among the MLP, Andeavor Logistics Finance Corp. the subsidiary guarantors party thereto and the Company Trustee, and (i) any other indentures to which the Company or any of its Subsidiaries is a party.

“Company Intervening Event” means any material change, development or occurrence with respect to the Company that (a) first becomes known to the Company’s board of directors after the date of this Agreement and was not reasonably foreseeable by the Company’s board of directors as of the date of this Agreement, or (b) if known (or reasonably foreseeable) as of the date of this Agreement, the consequences of such change, development or occurrence were not known to or reasonably foreseeable by the Company’s board of directors as of the date of this Agreement; provided, however, that in no event shall any of the following constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been, a Company Intervening Event: (i) the receipt, existence or terms of any Company Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Company Acquisition Proposal, or the consequences of any of the foregoing, (ii) any change in the economy or financial markets generally in the United States or any other country or any change that is the result of acts of war, sabotage or terrorism or of natural disasters, (iii) any change that is the result of factors generally affecting the petrochemical refining or pipeline industries, (iv) any change in Law or in United States generally accepted accounting principles after the date of this Agreement, (v) any change in the price and/or trading volume of the Company Shares or the Parent Shares (or of the equity securities of any Subsidiary of the Company or of Parent) on the NYSE or any other market in which such securities are quoted for purchase and sale (provided that, the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such change has resulted in, or contributed to, a Company Intervening Event, to the extent not otherwise excluded from the definition of “Company Intervening Event”), (vi) the Company and/or any Company Subsidiary meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance or integration synergies for any period, including as a result of any realization by the Company or any of its Subsidiaries of the anticipated benefits of any product launch, initiative or roll-out or other marketing initiative, (vii) Parent and/or any Parent Subsidiary failing to meet any internal or published budgets, projections, forecasts or predictions of financial performance or integration synergies for any period, including as a result of any failure by Parent or any of its Subsidiaries to realize the anticipated benefits of any product launch, initiative or roll-out or other marketing initiative and (viii) any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products or natural gas liquids or crack spreads.

“Company Material Adverse Effect” means any fact, event, change, circumstance or effect that, individually or in the aggregate with all other events, changes, circumstances or effects, is materially adverse to the assets, properties, business, conditions (financial or otherwise) and/or results of operations of the Company and its Subsidiaries taken as a whole, excluding any effect to the extent resulting from (a) changes in the economy or financial markets generally in the United States or any other country or changes that are the result of acts of war, sabotage or terrorism or of natural disasters; (b) changes that are the result of factors generally affecting the petrochemical refining or pipeline industries; (c)(i) the announcement, or consummation, of the transactions contemplated by this Agreement; provided that the exception in clause (i) shall not apply to any representation or warranty contained in Section 5.1 of this Agreement if the primary purpose of such representation or warranty is to address the consequences resulting from the consummation of the Merger; or (ii) any litigation brought by or on behalf of any current or former holder of Company Shares, in its capacity as such, arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the Merger; (d) changes in Law or in United States generally accepted accounting principles after the date of this Agreement; (e) any failure in and of itself by the Company and its Subsidiaries to meet any estimates or projections of financial performance for any period ending on or after the date of this Agreement and prior to the Closing; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect; (f) a decline in the price or trading volume of the Company Shares (or of the equity securities of any Company Subsidiary) on the NYSE; provided that, the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect; (g)(i) any action taken (or omitted to be taken) at the written request of Parent or that is expressly required by this Agreement or (ii) the failure to take any specific action expressly prohibited by this Agreement for which Parent declined to consent; and (h) any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products, natural gas liquids or crack spreads, except, with respect to clauses (a), (b), (d) and (h), to the extent such change, event, circumstance or development (i) primarily relates only to (or has the effect of primarily relating only to) the Company and its Subsidiaries or (ii) disproportionately adversely affects the Company and its Subsidiaries compared to other companies operating in the petrochemical refining and pipeline industries.

“Company Superior Proposal” means an bona fide written Company Acquisition Proposal (but substituting “66%” for all references to “15%” in the definition of such term) that did not result from a violation of Section 6.2, that the board of directors of the Company has determined in its good faith judgment, after consultation with its outside legal counsel and financial advisor, and taking into account the terms and conditions and all other relevant factors (including all legal, financial and regulatory aspects of the proposal and the Person making the proposal), is reasonably capable of being consummated in accordance with its terms and which, if consummated, would be more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account (a) any revisions to the terms of this Agreement that Parent has committed in writing to make pursuant to Section 6.2(f) and (b) the certainty of completion and the time likely to be required to consummate such Company Acquisition Proposal).

“Environmental Law” means Law relating to: (a) the protection, investigation or restoration of the environment, natural resources or health and safety (as it relates to Hazardous Substance exposure), (b) the handling, disposal, use, presence, generation, treatment, storage, release or threatened release of, or contamination by, any Hazardous Substance, (c) indoor air, wetlands, pollution, noise, odor or any injury or threat of injury or exposure to persons or property relating to any Hazardous Substance, (d) the emission of greenhouse gases, including carbon dioxide, or (e) environmental consumer product, worker or exposure warnings with respect to Hazardous Substances (including under California’s Proposition 65).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or Parent, as applicable, or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Hazardous Substance” means any substance that is: (a) listed, classified or regulated pursuant to or that may give rise to liability under any Environmental Law due to a potential to cause harm; (b) any petroleum product, compound or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (c) any other substance that is regulated due to a potential for harm by any Governmental Entity pursuant to any Law.

“Intellectual Property” means anywhere in the world, all (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (b) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (c) Trade Secrets; (d) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (e) internet domain names; and (f) all other intellectual property or proprietary rights.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Knowledge” means (a) with respect to the Company, the actual knowledge after reasonable inquiry of the individuals listed in Section 10.1(a) of the Company Disclosure Letter and (b) with respect to Parent, the actual knowledge after reasonable inquiry of the individuals listed in Section 10.1(a) of the Parent Disclosure Letter; it being understood that, in each case (a) and (b), there shall be no duty of such individuals to conduct (or have conducted) any searches, analyses, legal opinions or other investigations with respect to Intellectual Property or IT Assets.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Parent Acquisition Proposal” means (a) any proposal or offer from any Third Party with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Parent and/or any of its Subsidiaries with respect to assets that constitute 50% or more of the assets, revenues or net income of the Parent and its Subsidiaries, taken as a whole, and (b) any acquisition by a Third Party resulting in, or proposal or offer (including any tender offer or exchange offer) from a Third Party that if consummated would result in, a Third Party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, (i) 50% or more of the total voting power of, or of any class of, equity securities of the Parent or any of the Parent’s Subsidiaries, or (ii) 50% or more of the consolidated total assets (including equity securities of the Parent’s Subsidiaries), revenues or net income of the Parent, in each case other than the transactions contemplated by this Agreement; provided that no proposal or offer with respect to a dropdown transaction or incentive distribution right buyback between the Parent or any Subsidiary of the Parent, on the one hand, and MPLX or any Subsidiary of MPLX, on the other hand, shall under any circumstances be deemed to be a Parent Acquisition Proposal.

“Parent Benefit Plan” means (a) all “employee benefit plans” (within the meaning of Section 3(3) of ERISA) and (b) all other compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not subject to ERISA, including, cash, equity-based, incentive, bonus, employment, consulting, retention, change of control, health, medical, dental, disability, accident, life insurance, vacation, relocation, loan, fringe benefit, severance, retirement, supplemental retirement, profit sharing, pension, deferred compensation, savings, or termination, in each case of clauses (a) and (b) that are sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries, or with respect to which Parent or any of its Subsidiaries has any current, potential, or contingent liability, except that no Multiemployer Plan will be considered a Parent Benefit Plan.

“Parent Intervening Event” means any material change, development or occurrence with respect to Parent that (a) first becomes known to the Parent’s board of directors after the date of this Agreement and was not reasonably foreseeable by the Parent’s board of directors as of the date of this Agreement, or (b) if known (or reasonably foreseeable) as of the date of this Agreement, the consequences of such change, development or occurrence were not known to or reasonably foreseeable by the Parent’s board of directors as of the date of this Agreement; provided, however, that in no event shall any of the following constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been, a Parent Intervening Event: (i) the receipt, existence or terms of any Parent Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Parent Acquisition Proposal, or the consequences of any of the foregoing, (ii) any change in the economy or financial markets generally in the United States or any other country or any change that is the result of acts of war, sabotage or terrorism or of natural disasters, (iii) any change that is the result of factors generally affecting the petrochemical refining or pipeline industries, (iv) any change in Law or in United States generally accepted accounting principles after the date of this Agreement, (v) any change in the price and/or trading volume of the Parent Shares or the Company Shares (or of the equity securities of any Subsidiary of the Parent or of the Company) on the NYSE or any other market in which such securities are quoted for purchase and sale (provided that, the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such change has resulted in, or contributed to, a Parent Intervening Event, to the extent not otherwise excluded from the definition of “Parent Intervening Event”), (vi) Parent and/or any Parent Subsidiary meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance or integration synergies for any period, including as a result of any realization by Parent or any of its Subsidiaries of the anticipated benefits of any product launch, initiative or roll-out or other marketing initiative, (vii) the Company and/or any Company Subsidiary failing to meet any internal or published budgets, projections, forecasts or predictions of financial performance or integration synergies for any period, including as a result of any failure by the Company or any of its Subsidiaries to realize the anticipated benefits of any product launch, initiative or roll-out or other marketing initiative and (viii) any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products or natural gas liquids or crack spreads. In no event shall any opportunity to acquire (by merger, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, or businesses or enter into any licensing, collaboration or similar arrangements, with any Third Party, constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been, a Parent Intervening Event.

“Parent Material Adverse Effect” means any fact, event, change, circumstance or effect that, individually or in the aggregate with all other events, changes, circumstances or effects, is materially adverse to the assets, properties, business, conditions (financial or otherwise) and/or results of operations of Parent and its Subsidiaries taken as a whole, excluding any effect to the extent resulting from (a) changes in the economy or financial markets generally in the United States or any other country or changes that are the result of acts of war, sabotage or terrorism or of natural disasters; (b) changes that are the result of factors generally affecting the petrochemical refining or pipeline industries; (c)(i) the announcement, or consummation, of the transactions contemplated by this Agreement; provided that the exception in clause (i) shall not apply to any representation or warranty contained in Section 5.2 of this Agreement if the primary purpose of such representation or warranty is to address the consequences resulting from the consummation of the Merger; or (ii) any litigation brought by or on behalf of any current or former holder of Parent Shares, in its capacity as such, arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the Merger; (d) changes in Law or in United States generally accepted accounting principles after the date of this Agreement; (e) any failure in and of itself by Parent and its Subsidiaries to meet any estimates or projections of financial performance for any period ending on or after the date of this Agreement and prior to the Closing; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect; (f) a decline in the price or trading volume of Parent Shares (or of the equity securities of any Parent Subsidiary) on the NYSE; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a Parent Material Adverse Effect; (g)(i) any action taken (or omitted to be taken) at the written request of the Company or that is expressly required by this Agreement or (ii) the failure to take any specific action expressly prohibited by this Agreement for which the Company declined to consent; and (h) any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products, natural gas liquids or crack spreads, except, with respect to clauses (a), (b), (d) and (h), to the extent such change, event, circumstance or development (i) primarily relates only to (or has the effect of primarily relating only to) Parent and its Subsidiaries or (ii) disproportionately adversely affects Parent and its Subsidiaries compared to other companies operating in the petrochemical refining and pipeline industries.

“Parent Superior Proposal” means a bona fide written Parent Acquisition Proposal (but substituting “66%” for all references to “50%” in the definition of such term) that did not result from a violation of Section 6.2, that the board of directors of the Parent has determined in its good faith judgment, after consultation with its outside legal counsel and financial advisor, and taking into account the terms and conditions and all other relevant factors (including all legal, financial and regulatory aspects of the proposal and the Person making the proposal), is reasonably capable of being consummated in accordance with its terms and which, if consummated, would be more favorable to the Parent’s stockholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account (a) any revisions to the terms of this Agreement that Company has committed in writing to make pursuant to Section 6.2(f) and (b) the certainty of completion and the time likely to be required to consummate such Parent Acquisition Proposal).

“Permitted Lien” means (a) any Lien for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (c) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (d) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (e) Liens relating to intercompany borrowings among a Person and its wholly owned Subsidiaries, (f) defects, irregularities or imperfections of title which do not materially interfere with, or materially impair the use of, the property or assets subject thereto, (g) Liens that constitute licenses, covenants not to sue, or other rights to Intellectual Property, (h) other Liens that do not materially impair the value or use of the subject property or (i) Liens incurred pursuant to (i) Company Credit Agreements (without giving effect to clause (e) of the definition thereof) or (ii) any other Material Contracts of the Company or any of its Subsidiaries relating to indebtedness for borrowed money.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Registered” means issued by, registered with or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Revenue” means revenue of the relevant asset, business or product line for the fiscal year ended December 31, 2017. Such calculation shall be made in a manner, and applying accounting principles, consistent with (i) the calculation of “Revenues” as reflected in the Parent’s audited consolidated financial statements for the fiscal year ended December 31, 2017 filed with the SEC, in the case of any assets, businesses or product lines of Parent or its Affiliates, and (ii) the calculation of “Revenues” as reflected in the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2017 filed with the SEC, in the case of any assets, businesses or product lines of the Company or its Affiliates.

“Significant Subsidiary” is as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act, and for the avoidance of doubt shall, with respect to the Company, include the MLP and, with respect to Parent, include MPLX.

“Subsidiary” means, when used with respect to any Person, any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which (a) such Person or any of its Subsidiaries is a general partner or holds a majority of the voting interests of a partnership or (b) at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Tax” means all federal, state, local and foreign income, profits, estimated franchise, gross receipts, alternative minimum, environmental, customs duty, license, capital stock, severance, stamp, payroll, sales, employment, unemployment, social security, disability, use, property, withholding, excise, production, value added, ad valorem, occupancy, transfer, registration, goods and services, abandonment or unclaimed property, escheat, estimated or other taxes or governmental fees, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, whether disputed or not.

“Tax Return” means all returns, reports and documents (including elections, declarations, disclosures, schedules, estimates and information returns) or other information or filing supplied to or required to be supplied to a Tax authority relating to Taxes, including any amendment or attachment thereto.

“Trade Secrets” means confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.

In addition to the terms defined above, the terms listed below are defined in the sections set forth opposite such defined term.

Adverse Company Recommendation Change	6.2(c)(i)
Adverse Parent Recommendation Change	6.2(c)(i)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(a)(iii)
Antitrust Laws	5.1(d)
Applicable Date	5.1(e)
Appraisal Shares	4.3
Bankruptcy and Equity Exception	5.1(c)
Book Entry Company Share	4.1(a)
Book Entry Parent Shares	4.2(b)
Brokers and Finders Fees	5.1(t)
Burdensome Condition	6.5(a)
By-Laws	2.2
Cash Consideration	4.1(a)
Cash Election	4.2(b)(ii)
Cash Election Number	4.2(a)
Cash Election Shares	4.2(b)(v)
Certificate	4.1(a)
Certificate of First Merger	1.4
Certificate of Second Merger	1.4(b)
Charter	2.1
Closing	1.3
Closing Date	1.3
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.10(d)
Company Disclosure Letter	5.1
Company Employee	6.10(a)
Company Intellectual Property	5.1(o)(i)
Company Labor Agreements	5.1(n)
Company MSU	4.5(e)
Company Notes	6.17(a)
Company Option	4.5(a)
Company Other Awards	4.5(g)
Company Preferred Shares	5.1(b)(i)
Company PSA	4.5(c)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)
Company Restricted Share	4.5(f)
Company RSU	4.5(b)
Company Share	4.1(a)
Company Shares	4.1(a)

Company Stockholders Meeting	6.4(a)
Company Trustee	10.1
Confidentiality Agreement	9.7
Continuation Period	6.10(a)
Contract	5.1(d)(ii)
D&O Insurance	6.13(d)
Debt Offer	6.17(a)
Debt Offers	6.17(a)
Deemed Converted Cash Election Shares	4.2(b)(v)
Deemed Converted Stock Election Shares	4.2(b)(vi)
DGCL	1.1
Disclosure Letters	5.2
Effective Time	1.4
Election Deadline	4.2(b)(iii)
End Date	8.2(a)
Exchange Agent	4.2(b)
Exchange Fund	4.2(b)
Exchange Ratio	4.1(a)
Excluded Company Share	4.1(a)
Excluded Company Shares	4.1(a)
Financing	6.17(a)
First Merger	Recitals
Form of Election	4.2(b)(iii)
GAAP	5.1(e)(iii)
Governmental Entity	5.1(d)
HSR Act	5.1(c)
Indemnified Parties	6.13
Insurance Policies	5.1(p)
IRS	5.1(h)
Laws	5.1(i)(i)
Licenses	5.1(i)(i)
Lien	5.1(b)(i)
LLC Act	1.2
Losses	6.17(c)
Material Contract	5.1(q)
Material Customers	5.1(u)
Material Suppliers	5.1(u)
Merger	Recitals
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Merger Subs	Preamble
MLP	5.1(b)(ii)
MLP Reports	5.1(e)
MLP Unit Plans	5.1(b)(ii)
MPLX	5.2(b)(iv)
MPLX Partnership Agreement	5.2(b)(iv)
MPLX Reports	5.2(e)(i)
New Parent Directors	6.10(e)
New Plans	6.10(b)
Notice of Superior Proposal	6.2(f)(i)
Notice Period	6.2(f)(ii)
NYSE	4.2(e)

Old Plans	6.10(b)
Opinion Issuer	7.3(c)
Order	7.1(d)
Owned Real Property	5.1(s)
Parent	Preamble
Parent 401(k) Plan	6.10(d)
Parent Disclosure Letter	5.2
Parent Labor Agreements	5.2(o)(i)
Parent Preferred Stock	5.2(b)(i)
Parent Recommendation	5.2(c)(ii)
Parent Reports	5.2(e)(i)
Parent Share	4.1(a)
Parent Shares	4.1(a)
Parent Stock Plans	5.2(b)(i)
Parent Stockholders Meeting	6.4(b)
Parties	Preamble
Partnership Agreement	5.1(b)(ii)
Party	Preamble
PBGC	5.1(h)(vi)
Per Share Merger Consideration	4.1(a)
Permitted Dropdown Transactions	6.1(a)(iii)
Prospectus/Proxy Statement	6.3(a)
Real Property Lease	5.1(s)(ii)
Representatives	6.2(a)
Required Information	6.17(a)

Requisite Company Vote	5.1(c)
Requisite Parent Vote	5.2(c)
Reverse Termination Fee	8.5(c)(i)
S-4 Registration Statement	6.3(a)
Sarbanes-Oxley Act	5.1(e)
Second Merger	Recitals
Second Merger Effective Time	1.4(b)
Stock Consideration	4.1(a)
Stock Election	4.2(b)(ii)
Stock Election Number	4.2(a)
Stock Election Shares	4.2(b)(v)
Stock Plans	5.1(b)(i)
Surviving Company	1.2
Surviving Corporation	1.1
Takeover Statute	5.1(j)
Tax Opinion	7.3(c)
Tax Representation Letter	6.6(a)
Termination Fee	8.5(b)(i)
Third Party	6.2(a)(ii)
Voting Agreement	Recitals
WARN Act	5.1(n)(iv)

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

ANDEAVOR

By	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: President and Chief Executive Officer

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

MARATHON PETROLEUM CORPORATION

By	/s/ Gary R. Heminger
Name: Gary R. Heminger
Title: Chairman and Chief Executive Officer

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

MAHI INC.

By	/s/ Gary R. Heminger
Name: Gary R. Heminger
Title: President

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

MAHI LLC

By	/s/ Gary R. Heminger
Name: Gary R. Heminger
Title: President

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ANDEAVOR

(AS OF [●])

FIRST. The name of the corporation is Andeavor.

SECOND. The address of the corporation’s registered office in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, DE 19808. The name of its registered agent at such address is The Corporation Service Company.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (“DGCL”).

FOURTH. The total number of shares which the corporation shall have authority to issue is 1,000 shares of common stock, (“Common Stock”) and the par value of each of such shares is $0.01.

FIFTH. The board of directors of the corporation is expressly authorized to adopt, amend or repeal by-laws of the corporation.

SIXTH. Elections of the directors need not be by written ballot except and to the extent provided in the by-laws of the corporation.

SEVENTH. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or modification of this paragraph shall not adversely affect any right of protection of a director of the corporation existing hereunder with respect to any act or omission occurring prior to or at the time of such repeal or modification.

EIGHTH. The corporation shall, to the fullest extent permitted by the DGCL (including, without limitation, Section 145 thereof), as amended from time to time, indemnify any officer or director whom it shall have power to indemnify from and against any and all of the expenses, liabilities or other losses of any nature. The indemnification provided in this Article EIGHTH shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, while holding such office, and shall continue as to a person who has ceased to be an officer or director and shall inure to the benefit of the heirs, executors and administrators of such a person.

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of July 3, 2018, is by and among Andeavor, a Delaware corporation (the “Company”), Marathon Petroleum Corporation, a Delaware corporation (“Parent”), Mahi Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub 1”), and Mahi LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub 2,” and together with Merger Sub 1, the “Merger Subs”). The Company, Parent, Merger Sub 1 and Merger Sub 2 are each referred to herein as a “Party” and collectively, the “Parties”.

RECITALS

WHEREAS, on April 29, 2018, the Company, Parent and the Merger Subs entered into that certain Agreement and Plan of Merger (the “Agreement”); and

WHEREAS, pursuant to Section 9.2 of the Agreement, the Company, Parent and the Merger Subs desire to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

AMENDMENTS TO AGREEMENT

1.1    Amendments. The Parties hereby agree to amend the Agreement as follows:

(a)    The third sentence of Section 4.2(b)(iii) is hereby amended by replacing “three trading days” with “two trading days”.

1.2    Effectiveness of Amendment. Upon the execution and delivery of this Amendment, the Agreement will thereupon be deemed to be amended as hereinabove set forth as fully and with the same effect as if the amendments made hereby were originally set forth in the Agreement, and this Amendment and the Agreement will henceforth respectively be read, taken and construed as one and the same instrument.

ARTICLE II

MISCELLANEOUS AND GENERAL

2.1    Article IX of the Agreement is incorporated by reference into this Amendment and will apply to the Company, Parent and the Merger Subs mutatis mutandis.

2.2    Except as specifically provided for in this Amendment, the Agreement will remain unmodified and in full force and effect.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

ANDEAVOR

By	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: President and Chief Executive Officer

[Signature Page to Amendment]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

MARATHON PETROLEUM CORPORATION

By	/s/ Gary R. Heminger
Name: Gary R. Heminger
Title: Chairman and Chief Executive Officer

[Signature Page to Amendment]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

MAHI INC.

By	/s/ Gary R. Heminger
Name: Gary R. Heminger
Title: President

[Signature Page to Amendment]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

MAHI LLC

By	/s/ Gary R. Heminger
Name: Gary R. Heminger
Title: President

[Signature Page to Amendment]

Annex B

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of April 29, 2018, by and among Andeavor, a Delaware corporation (the “Company”), Marathon Petroleum Corporation, a Delaware Corporation (“Parent”), Mahi Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub 1”), Mahi LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub 2”) and Paul L. Foster and Franklin Mountain Investments, LP (together, the “Stockholder”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Stockholder is the record and Beneficial Owner (as defined below) of the Existing Shares (as defined below), and has sole investment power over, the Existing Shares;

WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Sub 1, Merger Sub 2 and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), providing for, among other things and subject to the terms and conditions of the Merger Agreement: (i) the merger of Merger Sub 1 with and into the Company, with the Company being the surviving entity (the “First Merger”), and (ii) immediately upon the consummation of the First Merger, the merger of the surviving entity of the First Merger with and into Merger Sub 2, with Merger Sub 2 being the surviving entity of such second merger (the “Second Merger,” and, together with the First Merger, the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, the Stockholder has been provided with the execution copy of the Merger Agreement and acknowledges that the Stockholder will benefit directly and substantially from the consummation of the transactions contemplated thereby;

WHEREAS, as a condition and inducement to the willingness of Parent, Merger Sub 1 and Merger Sub 2 to enter into the Merger Agreement, Parent, Merger Sub 1 and Merger Sub 2 have required that the Stockholder agree to, and the Stockholder has agreed to, enter into this Agreement;

WHEREAS, as of the date hereof and subject to the terms and conditions herein, the Stockholder has determined to vote in favor of the Merger and the transactions contemplated by the Merger Agreement and in furtherance thereof has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Agreement to Vote.

(a) From the date hereof until the Expiration Date, at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, the Stockholder hereby irrevocably and unconditionally agrees to be present (in person or by proxy) and vote (or cause to be voted), or (with respect to any written consent solicitation) deliver (or cause to be delivered) a written consent with respect to, all of the Subject Shares: (A) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, and any related proposal in furtherance thereof; (B) in favor of any proposal to adjourn or postpone the Company Stockholders Meeting to a later date if there are not sufficient votes to adopt the Merger Agreement and/or if there are not sufficient shares present in person or by proxy at the Company Stockholders Meeting to constitute a quorum, (C) in favor of any other matter necessary to consummate the transactions contemplated by the Merger Agreement and (D) against the following actions: (1) any merger, tender offer, exchange offer, sale of all or substantially all assets, recapitalization, reorganization, consolidation, share exchange, business combination, liquidation, dissolution or similar transaction or series of transactions involving the Company, any of its Subsidiaries and any other Person (including any Company Acquisition Proposal), other than the Merger and (2) any other action or agreement that would reasonably be expected to impede, frustrate, interfere with, delay, postpone or adversely affect the Merger or any other transaction contemplated by the Merger Agreement, including the consummation thereof.

(b) At any meeting of the stockholders of the Company to which Section 1(a) above is applicable, the Stockholder shall, or shall direct the holder(s) of record of all of the Subject Shares on any applicable record date to, appear, in person or by proxy, at each meeting or otherwise cause all of the Subject Shares to be counted as present thereat for purposes of establishing a quorum. The Stockholder shall provide Parent with at least five Business Days’ written notice prior to signing any action proposed to be taken by written consent with respect to any Subject Shares. The obligations of the Stockholder under this Agreement, including this Section 1, shall not apply if an Adverse Company Recommendation Change has occurred.

(c) Solely in the event of a failure by the Stockholder to act in accordance with its obligations pursuant to Section 1(a) and Section 1(b) of this Agreement, and except as otherwise expressly provided herein, the Stockholder hereby irrevocably grants to and appoints Parent (and any designee thereof) as the Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to (i) represent the Subject Shares and (ii) vote, execute written consents and otherwise act (by voting at any meeting of stockholders of the Company or otherwise) with respect to the Subject Shares, in the case of each of clause (i) and clause (ii), regarding the matters referred to in Section 1(a) and Section 1(b) until, subject to Law, the Expiration Date, to the same extent and with the same effect as the Stockholder could do under Law. The Stockholder intends the proxy granted pursuant to this Section 1(c) to be irrevocable and coupled with an interest and hereby revokes any proxy previously granted by the Stockholder with respect to the Subject Shares. The Stockholder hereby ratifies and confirms all actions that the proxy appointed hereunder may lawfully do or cause to be done in accordance with this Agreement. Notwithstanding the foregoing, this proxy shall automatically be revoked on the Expiration Date. Parent may terminate this proxy with respect to the Stockholder at any time at its sole election by written notice provided to the Stockholder. The parties acknowledge and agree that neither Parent, nor any of its Affiliates, shall owe any duty (fiduciary or otherwise), or incur any liability of any kind to the Stockholder or any of its Affiliates, in connection with or as a result of the exercise of the powers granted to Parent by this Section 1(c).

(d) The following capitalized terms, as used in this Agreement, shall have the meanings set forth below:

(i) “Beneficial Owner” shall be interpreted in accordance with the term “beneficial owner” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act; provided that notwithstanding the generality of the foregoing, for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities which such Person has, at any time during the term of this Agreement, the right to acquire pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time (including the passage of time in excess of sixty days), the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms “Beneficial Ownership,” “Beneficially Own” and “Beneficially Owned” shall have correlative meanings.

(ii) “Existing Shares” means, with respect to Stockholder, the number of Company Shares Beneficially Owned and/or owned of record by Stockholder as of the date hereof, as set forth on Schedule A.

(iii) “Subject Shares” means, with respect to Stockholder, Stockholder’s Existing Shares, together with any Company Shares or other voting capital stock of the Company of which Stockholder acquires Beneficial Ownership on or after the date hereof (but excluding any Shares Transferred pursuant to the Trading Plan).

2. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent, Merger Sub 1 and Merger Sub 2 with respect to the Stockholder and the Stockholder’s ownership of the Subject Shares as follows:

(a) Authority. The Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception. Other than as provided in the Merger Agreement and except for any filings by the Stockholder with the Securities and Exchange Commission (the “SEC”), the execution, delivery and performance by the Stockholder of this Agreement does not require any action by or in respect of, or any notice, report or other filing by the Stockholder with or to, or any consent, registration, approval, permit or authorization from, any Governmental Entity other than any actions or filings the absence of which would not reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by the Merger Agreement or the Stockholder’s ability to observe and perform the Stockholder’s obligations hereunder.

(b) No Conflicts. Assuming compliance with the matters referred to in Section 2(a), neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will (with or without notice or the passage of time or both) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under the Stockholder’s organizational documents or under any Contract of, or Law applicable to, the Stockholder or to the Stockholder’s property or assets.

(c) The Subject Shares. The Stockholder is the sole record and beneficial owner of, or is a trust or estate that is the sole record holder of and whose beneficiaries are the sole beneficial owners of, and has good and marketable title to, all of the Existing Shares, free and clear of any and all Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of any Existing Shares), except for (i) any such Liens arising hereunder or under the Merger Agreement, (ii) Liens imposed by federal or state securities laws, (iii) Liens imposed pursuant to any written policies of the Company with respect to restrictions upon the trading of securities under applicable securities laws, (iv) Liens arising under any contract governing the terms of any awards granted to such Stockholder pursuant to a Stock Plan and (v) that certain trading plan, dated as of November 14, 2017, by and between Goldman Sachs & Co. LLC and Stockholder, for purposes of Rule 10b5-1 of the Exchange Act that is in effect as of the date of this Agreement (the “Trading Plan”), other than any of the foregoing that would not prevent, materially delay or materially impair, the consummation of the transactions contemplated by the Merger Agreement or the Stockholder’s ability to observe and perform the Stockholder’s obligations hereunder. The Stockholder does not Beneficially Own or own of record any Company Shares other than the Existing Shares. The Stockholder has, and will have at the time of each Company Stockholders Meeting occurring prior to the Merger with respect to the matters covered by Section 1(a), the sole right to vote and direct the vote of, and to dispose of and direct the disposition of, the Subject Shares, and none of the Subject Shares is subject to any agreement, arrangement or restriction with respect to the Subject Shares that would prevent or delay the Stockholder’s ability to perform its obligations hereunder. There are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to Transfer (as defined below), or cause to be Transferred, any of the Existing Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares.

(d) Reliance by Parent, Merger Sub 1 and Merger Sub 2. The Stockholder understands and acknowledges that Parent Merger Sub 1 and Merger Sub 2 are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement and upon the representations and warranties, covenants and other agreements of the Stockholder contained in this Agreement.

(e) Litigation. As of the date hereof, there is no (i) action, proceeding or investigation pending or threatened against the Stockholder or any of its Affiliates; or (ii) outstanding Order to which the Stockholder or any of its Affiliates are subject or bound, in each case, that would reasonably be expected to or seeks to prevent, materially delay or materially impair the exercise by Parent of its rights under this Agreement or the performance by the Stockholder of its obligations under this Agreement.

(f) Other Agreements. Except for this Agreement, the Stockholder has not: (i) taken any action that would or would reasonably be expected to (A) constitute or result in a breach hereof; (B) make any representation or warranty of the Stockholder set forth in this Section 2 untrue or incorrect; or (C) have the effect of preventing or disabling the Stockholder from performing any of its obligations under this Agreement; (ii) granted any proxies or powers of attorney, or any other authorization or consent with respect to any of the Subject Shares with respect to the matters set forth in Section 1(a); or (iii) deposited any of the Subject Shares into a separate voting trust or entered into a voting agreement or arrangement with respect to any of the Subject Shares.

(g) Finders Fees. No broker, investment bank, financial advisor or other Person is entitled to any broker’s, finder’s, financial adviser’s or similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

(h) Stockholder Has Adequate Information. The Stockholder acknowledges that the Stockholder is a sophisticated investor with respect to the Subject Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon any of Parent, Merger Sub 1, Merger Sub 2, the Company or any Affiliate of any of the foregoing, and based on such information as the Stockholder has deemed appropriate, made his or its own analysis and decision to enter into this Agreement. The Stockholder acknowledges that none of Parent, Merger Sub 1, Merger Sub 2, the Company or any Affiliate of any of the foregoing has made or is making any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Stockholder acknowledges that it has had the opportunity to seek independent legal advice prior to executing this Agreement.

3. Representations and Warranties of Parent, Merger Sub 1 and Merger Sub 2. Each of Parent, Merger Sub 1 and Merger Sub 2 has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject only to (a) the adoption of the Merger Agreement by Parent as the sole stockholder of Merger Sub 1 and the sole member of Merger Sub 2 (each of which will occur promptly following execution of the Merger Agreement) and (b) obtaining the Requisite Parent Vote. This Agreement has been duly authorized, executed and delivered by Parent, Merger Sub 1 and Merger Sub 2 and constitutes a valid and binding obligation of Parent, Merger Sub 1 and Merger Sub 2 enforceable against Parent, Merger Sub 1 and Merger Sub 2 in accordance with its terms, subject to the Bankruptcy and Equity Exception. Other than as provided in the Merger Agreement and any filings by Parent, Merger Sub 1 and Merger Sub 2 with the SEC, the execution, delivery and performance by Parent, Merger Sub 1 and Merger Sub 2 of this Agreement does not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Merger.

4. Restrictions on Transfer of Shares and Proxies. The Stockholder covenants and agrees that during the period from the date of this Agreement through the Expiration Date, the Stockholder will not, directly or indirectly, (i) transfer, assign, sell, pledge, encumber, hypothecate or otherwise dispose of (whether by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise) or consent to any of the foregoing (“Transfer”), or cause to be Transferred, any of the Subject Shares; (ii) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of its Subject Shares in respect of any matter addressed by this Agreement; (iii) deposit any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Subject Shares or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (iv) enter into any Contract with respect to the Transfer of any Subject Shares; or (v) take any other action, that would restrict, limit or interfere with the performance of the Stockholder’s obligations hereunder except for any Transfers pursuant to the Trading Plan. The foregoing restrictions on Transfers of Subject Shares shall not prohibit any such Transfers by the Stockholder in connection with the transactions contemplated by the Merger Agreement. Any purported Transfer of the Subject Shares in violation of this Section 4 shall be null and void ab initio.

5. Stop Transfer; Changes in Subject Shares. The Stockholder hereby agrees with, and covenants to, Parent that (a) this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any Person or entity to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including its successors or assigns; and (b) such Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any or all of its Subject Shares. In the event of a stock split, stock dividend or distribution, or any change in the Company Shares by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of Company Shares or the like, the terms “Existing Shares” and “Subject Shares” shall be deemed to refer to and include such Company Shares as well as all such stock splits, dividends and distributions and any securities into which or for which any or all of such Company Shares may be converted, changed or exchanged or which are otherwise received in such transaction.

6. Documentation and Information. The Stockholder hereby (a) consents to and authorizes the publication and disclosure by the Company, Parent and/or their respective Affiliates of its identity and holdings of the Subject Shares and the nature of its commitments and obligations under this Agreement in any announcement, the Prospectus/Proxy Statement or any other disclosure document or filing with or notice to a Governmental Entity in connection with the Merger or any of the transactions contemplated by the Merger Agreement, and (b) agrees as promptly as practicable to give to the Company and Parent any information it may reasonably require for the preparation of any such disclosure documents. The Stockholder hereby agrees to as promptly as practicable notify the Company and Parent of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such disclosure document, filing or notice if and to the extent that any shall contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Stockholder hereby agrees to notify Parent in writing as promptly as practicable of the number of any additional Subject Shares or other securities of the Company of which the Shareholder acquires Beneficial Ownership on or after the date hereof. Parent, Merger Sub 1, Merger Sub 2 and the Company each hereby consent to and authorize the Stockholder and its Affiliates, to the extent the Stockholder or such Affiliates determine it to be necessary or advisable under applicable Law, to publish and disclose in all documents and schedules filed with the SEC (including any amendment to the Stockholder’s Schedule 13D) and all documents and schedules filed with the Federal Trade Commission or the Department of Justice, and any press release or other disclosure document or filing in connection with the Merger or any of the transactions contemplated by the Merger Agreement or this Agreement, a copy of this Agreement, each of the other party’s identities and the nature of the Stockholder’s commitments and obligations under this Agreement.

7. Waiver of Appraisal Rights. The Stockholder hereby waives, to the full extent of the law, and agrees not to assert, any appraisal rights pursuant to Section 262 of the Delaware General Corporation Law or otherwise in connection with the Merger with respect to any and all Subject Shares.

8. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) an Adverse Company Recommendation Change having occurred (the date and time at which the earliest of clause (a), clause (b) and clause (c) occurs being, the “Expiration Date”). Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 8 shall relieve any party from liability for any breach of this Agreement occurring prior to the termination hereof; and (ii) the provisions of this Section 8 and Section 10 through Section 17 shall survive any termination of this Agreement.

9. Further Assurances. Each party hereto shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or desirable to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated thereby.

10. Notices. Any notice, request, instruction or other document or communication to be given to any party hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, email or overnight courier:

if to Parent, Merger Sub 1 or Merger Sub 2, to:

Marathon Petroleum Corporation

539 South Main Street

Findlay, OH 45840

Attn:     General Counsel

Email:   sgagle@marathonpetroleum.com

Fax:      (419) 422-9223

(with a copy, which shall not constitute notice, to):

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

Attn:     James P. Dougherty

             Lyle G. Ganske

             Benjamin L. Stulberg

Fax: (216) 579-0212

Email: jpdougherty@jonesday.com

             lganske@jonesday.com

             blstulberg@jonesday.com

if to the Company, to:

Andeavor

19100 Ridgewood Pkwy

San Antonio, TX 78259

Attn: General Counsel

Email: kim.rucker@andeavor.com

Fax: (210) 745-4494

(with a copy, which shall not constitute notice, to):

Sullivan & Cromwell LLP

125 Broad St.

New York, NY 10004

Attn:     Frank Aquila Audra D. Cohen

Fax:      (212) 558-3588

E-mail: aquilaf@sullcrom.com

             cohena@sullcrom.com

if to the Stockholder, to:

Paul L. Foster

123 W. Mills Avenue, Suite 600

El Paso, TX 79901

Fax:

E-mail: paul.foster@wnr.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three Business Days after deposit in the mail, if sent by registered or certified mail; upon telephonic or written confirmation of receipt (excluding out of office replies) if sent by facsimile or email; or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

11. Amendment, Waivers, etc.

(a) Subject to the provisions of applicable Law, any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

12. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

13. Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto and their respective successors and assigns and no provision of this Agreement is intended to, and no provision of this Agreement does, confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

14. Governing Law; Jurisdiction.

(a) THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD HAVE THE EFFECT OF APPLYING THE LAWS OF, OR DIRECTING A MATTER TO, ANOTHER JURISDICTION.

(b) The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and the Merger Agreement and of the documents referred to in this Agreement and the Merger Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement, the Merger Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

15. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE MERGER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE MERGER AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY

OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE MERGER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

16. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

17. Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter of this Agreement.

18. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

19. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, without the necessity of proving the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such party is entitled at Law or in equity.

20. Joint Negotiation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

FRANKLIN MOUNTAIN INVESTMENTS, LP
By: Franklin Mountain Investments G.P., LLC, as its general partner

By:	/s/ Paul L. Foster
Name: Paul L. Foster
Title: President

PAUL L. FOSTER

By:	/s/ Paul L. Foster
Name: Paul L. Foster

ANDEAVOR

By:	/s/ Andeavor
Name: Gregory J. Goff
Title: President and Chief Executive Officer

MARATHON PETROLEUM CORPORATION

By:	/s/ Gary R. Heminger
Name: Gary R. Heminger
Title: Chairman and Chief Executive Officer

MAHI INC.

By:	/s/ Gary R. Heminger
Name: Gary R. Heminger
Title: President

MAHI, LLC

By:	/s/ Gary R. Heminger
Name: Gary R. Heminger
Title: President

[Signature Page to Voting & Support Agreement]

SCHEDULE A

Name of Stockholder	No. of Company Shares
Paul L. Foster	1,352,207

Franklin Mountain Investments, LP	6,489,218

TOTAL:	7,841,425

Annex C

745 Seventh Avenue New York, NY 10019 United States

April 29, 2018

Board of Directors

Marathon Petroleum Corporation

539 South Main Street

Findlay, OH 45840

Members of the Board of Directors:

We understand that Marathon Petroleum Corporation, a Delaware corporation (the “Company”), intends to enter into a transaction (the “Proposed Transaction”) with Andeavor, a Delaware corporation (“Andeavor”), pursuant to which (i) Mahi Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub 1”), will merge with and into Andeavor, with Andeavor being the surviving corporation, and, immediately thereafter, Mahi LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“Merger Sub 2”), will merge with Andeavor (as the surviving corporation of the first merger), with Merger Sub 2 being the ultimate surviving entity); and (ii) each of the shares of common stock of Andeavor, par value $0.16 2⁄3 per share (the “Andeavor Shares”), issued and outstanding (other than Appraisal Shares (as defined in the Agreement (as defined below)), Andeavor Shares owned by the Company, Merger Sub 1, Merger Sub 2 or any other direct or indirect wholly owned subsidiary of the Company and Andeavor Shares owned by Andeavor or any direct or indirect wholly owned Subsidiary of Andeavor, and in each case not held on behalf of third parties) shall be converted into, and become exchangeable for, subject to certain proration, allocation, election and adjustment procedures (as to which we express no view or opinion) set forth in the Agreement and Plan of Merger to be entered into by and among the Company, Andeavor, Merger Sub 1 and Merger Sub 2 (the “Agreement”), either of the following: (a) $152.27 in cash per Andeavor Share (the “Cash Consideration”); or (b) 1.870 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share, of the Company (the “Marathon Shares”) per Andeavor Share (the “Stock Consideration” and, the aggregate Stock Consideration together with the aggregate Cash Consideration, the “Merger Consideration”), in the case of each of clause (a) and (b), without interest. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement. The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Merger Consideration to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage. In addition, we express no opinion on, and our opinion does not in any manner address (i) the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Merger Consideration to be offered to the holders of Andeavor Shares in the Proposed Transaction or otherwise; (ii) the allocation of the Merger Consideration as among holders of Andeavor Shares who receive the Cash Consideration or the Stock Consideration; or (iii) the relative fairness of the Cash Consideration and the Stock Consideration.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of April 29, 2018, and the specific terms of the Proposed Transaction; (2) a draft of a Voting and Support

Agreement, dated as of April 29, 2018, by and among the Company, Andeavor, Merger Sub 1, Merger Sub 2, on the one hand, and Paul L. Foster and Franklin Mountain Investments, LP, on the other; (3) publicly available information concerning the Company and Andeavor that we believe to be relevant to our analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, the Annual Report of MPLX LP (“MPLX”) on Form 10-K for the fiscal year ended December 31, 2017, Andeavor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and the Annual Report of Andeavor Logistics LP (“ANDX”) on Form 10-K for the fiscal year ended December 31, 2017, in each case, as filed with the U.S. Securities and Exchange Commission; (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company and its operating segments prepared by management of the Company (the “Company Projections”); (5) financial and operating information with respect to the business, operations and prospects of Andeavor, furnished to us by Andeavor and the Company, including (a) financial projections of Andeavor and its operating segments prepared by management of Andeavor using, at the direction of the management of the Company, the long-term commodity price forecasts and assumptions (the “Company Price Deck”) of the Company (the “Andeavor Projections”) and (b) Andeavor Projections, as adjusted by management of the Company (the “Adjusted Andeavor Projections”); (6) a trading history of the Marathon Shares from April 27, 2016 to April 27, 2018 and the trading history of the Andeavor Shares and of the shares of certain other companies that we deemed relevant over the same period; (7) comparisons of the historical financial results and present and projected financial condition of the Company (and MPLX) and Andeavor (and ANDX), in each case, with those of other companies that we deemed relevant; (8) comparisons of certain of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (9) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company and Andeavor; (10) the relative contributions of the Company and Andeavor to the future financial performance of the combined company on a pro forma basis; and (11) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including cost savings, operating synergies and other strategic benefits expected by the management of the Company to result from the Proposed Transaction, including the anticipated cost of achieving such synergies and benefits, furnished to us by the Company for purposes of our analysis (the “Expected Synergies”). In addition, we have had discussions with the management of the Company and Andeavor concerning their respective business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. Upon the advice and at the direction of the Company, we have assumed that the Company Projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the financial performance of the Company and its operating segments and that the Company will perform substantially in accordance with such projections. With respect to the Andeavor Projections, upon the advice and at the direction of the Company, we have assumed that such projections (to the extent prepared by Andeavor) have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Andeavor as to the financial performance of Andeavor and its operating segments. With respect to the Adjusted Andeavor Projections, upon the advice and at the direction of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the financial performance of Andeavor and that Andeavor and its operating segments will perform substantially in accordance with such projections. With respect to the

Company Price Deck, upon the advice and at the direction of the Company, we have assumed that such forecast reflects the best currently available estimates and judgments of the management of the Company. With respect to the Expected Synergies, upon the advice and at the direction of the Company, we have assumed that the Expected Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company, including as to the amount, timing and cost of realization and will be realized in accordance with such estimates. We have relied, at the direction of the Company, on the Company Projections, the Andeavor Projections, the Adjusted Andeavor Projections, the Company Price Deck, and the Expected Synergies, and we assume no responsibility for and we express no view as to the estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or those of Andeavor and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or those of Andeavor. Our opinion necessarily is based upon market, economic, regulatory and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. In addition, we express no opinion as to the prices at which (i) the Marathon Shares or Andeavor Shares will trade at any time following the announcement of the Proposed Transaction or (ii) the Marathon Shares will trade at any time following the consummation of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the Marathon Shares to be held by the stockholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of the shares of the Marathon Shares owned by such stockholders at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction, that in each case are material to our analyses and this opinion, will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof or change in any applicable law. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, the Merger Consideration to be paid by the Company in the Proposed Transaction is fair, from a financial point of view, to the Company.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is payable and contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement.

We and our affiliates have performed various investment banking and financial services for the Company and Andeavor and their respective affiliates in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (a) for the Company and its affiliates (i) as lender, joint lead arranger, joint bookrunner, and documentation agent in the Company’s revolving credit facilities; (ii) as lender, joint lead arranger, joint bookrunner, and documentation agent in the revolving credit facilities of MPLX; (iii) as sales agent in MPLX’s at-the market program relating to the issuance and sale from time to time by MPLX of common units representing limited partner interests in MPLX having an aggregate offering price of up to $1,740,959,652; (iv) in February 2018, as underwriter, joint global coordinator and bookrunner to the offering by MPLX of $500,000,000 aggregate principal amount of 3.375% senior notes due 2023, $1,250,000,000 aggregate principal amount of 4.000% senior notes due 2028, $1,750,000,000 aggregate principal amount of 4.500% senior notes due 2038, $1,500,000,000 aggregate principal amount of 4.700% senior notes due 2048, and $500,000,000 aggregate principal amount of 4.900% senior notes due 2058; (v) in January 2018, as lender, joint lead arranger, joint bookrunner, and syndication agent for a $4.1 billion term loan for MPLX; and (vi) in February 2017, as underwriter and joint bookrunner to the offering by MPLX of $1,250,000,000 aggregate principal amount of 4.125% senior notes due 2027 and $1,000,000,000 aggregate principal amount of 5.200% senior notes due 2047; and (b) for Andeavor (including its predecessor entity, Tesoro Corporation) and its affiliates (i) as joint lead arranger and joint bookrunner in Andeavor’s revolving credit facility; (ii) as co-syndication agent, joint lead arranger and joint bookrunner in the revolving credit facility of ANDX; (iii) as sales agent in ANDX’s at-the-market program relating to the issuance and sale from time to time of common units representing limited partner interests in ANDX having an aggregate offering price of up to $750,000,000; (iv) in June 2016, as sole underwriter for ANDX’s offering of an aggregate of 6,325,000 of its limited partner units; and (v) in May 2016, as joint book-running managers and underwriters of ANDX’s offering of $250 million aggregate principal amount of 6.125% senior notes due 2021 and $450 million aggregate principal amount of 6.375% senior notes due 2024.

In addition, we and our affiliates have performed the following investment banking and financial services in the past two years for Western Refining, Inc. (“WNR”) and its affiliates (prior to the consummation of the transaction between WNR and Andeavor): (i) in June 2017, as financial advisor to WNR in its acquisition by Andeavor; (ii) as lender in WNR’s revolving credit facilities; (iii) as lender and incremental lender in the revolving credit facilities of Western Refining Logistics, LP (“WNRL”); (iv) in September 2016, as underwriter and joint book-running manager to the offering by WNRL of 8,625,000 limited partner units; and (v) in May 2016, as sole underwriter to the offering by WNRL of 4,312,500 limited partner units.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Andeavor and their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be, and does not constitute, a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

BARCLAYS CAPITAL INC.

Annex D

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

April 29, 2018

Board of Directors

Andeavor

19100 Ridgewood Parkway

San Antonio, Texas 78259

Ladies and Gentlemen:

Attached is our opinion letter, dated April 29, 2018 (“Opinion Letter’’), with respect to the fairness from a financial point of view to the holders (other than Marathon Petroleum Corporation (“MPC”) and its affiliates) of the outstanding shares of common stock, par value $0.16 2⁄3 per share, of Andeavor (the “Company”) of the Aggregate Consideration (as defined in the Opinion Letter) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of April 29, 2018, by and among MPC, Mahi Inc., a wholly owned subsidiary of MPC, Mahi LLC, a wholly owned subsidiary of MPC, and the Company.

The Opinion Letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

April 29, 2018

Board of Directors

Andeavor

19100 Ridgewood Parkway

San Antonio, Texas 78259

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Marathon Petroleum Corporation (“MPC”) and its affiliates) of the outstanding shares of common stock, par value $0.16 2⁄3 per share (the “Shares”), of Andeavor (the “Company”) of the Aggregate Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of April 29, 2018 (the “Agreement”), by and among MPC, Mahi Inc. (“Merger Sub 1”), a wholly owned subsidiary of MPC, Mahi LLC, a wholly owned subsidiary of MPC, and the Company. Pursuant to the Agreement, Merger Sub 1 will be merged with and into the Company, and each outstanding Share (other than (i) Appraisal Shares (as defined in the Agreement), (ii) Shares owned by MPC, Merger Sub 1, Merger Sub 2 or any other direct or indirect wholly owned Subsidiary (as defined in the Agreement) of MPC and (iii) Shares owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, in the case (ii) and (iii), not held on behalf of third parties) will be converted into the right to receive, at the election of the holder thereof, either (i) 1.87 shares of common stock, par value $0.01 per share (the “MPC Common Stock”), of MPC or (ii) $152.27, subject to proration and certain other procedures and limitations contained in the Agreement, as to which procedures and limitations we express no opinion ((i) and (ii) taken in the aggregate, the “Aggregate Consideration”).

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, MPC, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the public offering of Andeavor Logistics LP (“ANDX”), an affiliate of the Company, and Tesoro Logistics Finance Corp.’s, an affiliate of the Company, 6.125% Senior Notes due 2021 (aggregate principal amount $250,000,000) and 6.375% Senior Notes due 2024 (aggregate principal amount $450,000,000) in May 2016; as joint lead arranger with respect to a term loan facility for Western Refining, Inc. (“Western Refining”), a subsidiary of the Company, (aggregate principal amount of $500,000,000) in June 2016; as Western Refining’s financial advisor in connection with its acquisition of Northern Tier Energy LP in June 2016; as joint bookrunner with respect to the public offering of 7,500,000 common units representing limited partner interests

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

Board of Directors

Andeavor

April 29, 2018

in Western Refining Logistics, LP (“WNRL”), an affiliate of the Company, in September 2016; as the Company’s financial advisor in connection with the Company’s acquisition of Western Refining in November 2016; as lead bookrunner with respect to the public offering of the Company’s 4.750% Senior Notes due 2023 (aggregate principal amount $850,000,000) and 5.125% Senior Notes due 2026 (aggregate principal amount $750,000,000) in December 2016; as the Company’s financial advisor in connection with the merger of ANDX and WNRL and the buy-in of ANDX’s incentive distribution rights announced in August 2017; as joint bookrunner with respect to the public offering of ANDX and Tesoro Logistics Finance Corp.’s 3.500% Senior Notes due 2022 (aggregate principal amount $500,000,000), 4.250% Senior Notes due 2027 (aggregate principal amount $750,000,000) and 5.200% Senior Notes due 2047 (aggregate principal amount $500,000,000) in November 2017; as joint bookrunner with respect to the public offering of ANDX’s 6.875% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (aggregate principal amount $600,000,000) in November 2017; and as joint bookrunner with respect to the Company’s public offering of 3.800% Senior Notes due 2028 (aggregate principal amount $500,000,000) and 4.500% Senior Notes due 2048 (aggregate principal amount $500,000,000) in December 2017. We also have provided certain financial advisory and/or underwriting services to MPC and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the public offering for MPLX LP, an affiliate of MPC, of its 3.375% Senior Notes due 2023 (aggregate principal amount $500,000,000), 4.000% Senior Notes due 2028 (aggregate principal amount $1,250,000,000), 4.500% Senior Notes due 2038 (aggregate principal amount $1,750,000,000), 4.700% Senior Notes due 2048 (aggregate principal amount $1,500,000,000) and 4.900% Senior Notes due 2058 (aggregate principal amount $500,000,000) in February 2018. We may also in the future provide financial advisory and/or underwriting services to the Company, MPC and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and MPC for the five years ended December 31, 2017; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and MPC; certain other communications from the Company and MPC to their respective stockholders; certain publicly available research analyst reports for the Company and MPC; and certain internal financial analyses and forecasts for the Company prepared by its management, certain internal financial analyses and forecasts for MPC stand alone prepared by its management as adjusted by the management of the Company, and certain financial analyses and forecasts for MPC pro forma for the Transaction prepared by the management of the Company, in each case, as approved for our use by the Company (collectively, the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and MPC regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and MPC; reviewed the reported price and trading activity for the Shares and shares of MPC Common Stock; compared certain financial and stock market information for the Company and MPC with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain business combinations in the oil and gas refining industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably

Board of Directors

Andeavor

April 29, 2018

prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or MPC or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or MPC or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than MPC and its affiliates) of Shares, as of the date hereof, of the Aggregate Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Aggregate Consideration to be paid to the holders (other than MPC and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of MPC Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or MPC or the ability of the Company or MPC to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote or make any election with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid to the holders (other than MPC and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

Annex E

General Corporation Law of the State of Delaware, Section 262

§ 262 Appraisal rights

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex F

FORM OF AMENDMENT

PROPOSED AMENDMENT TO THE MPC RESTATED CERTIFICATE OF INCORPORATION

TO INCREASE THE AUTHORIZED NUMBER OF SHARES

Text of the proposed MPC authorized stock COI amendment (deletions are indicated by strikeouts and additions are indicated by double-underlining):

Amend ARTICLE FOUR, AUTHORIZED SHARES, as follows:

1. Authorized Shares. The aggregate number of shares of capital stock which the Corporation will have authority to issue is 2,030,000,000~~1,030,000,000~~ (Two ~~One~~ Billion Thirty Million), of which 2,000,000,000~~1,000,000,000~~ (Two ~~One~~ Billion) shares are classified as common stock, par value $.01 per share (“Common Stock”), and of which 30,000,000 (Thirty Million) shares are classified as preferred stock, par value $.01 per share (“Preferred Stock”). The Corporation may issue shares of any class or series of its capital stock for such consideration and for such corporate purposes as the Board of Directors of the Corporation (the “Board”) may from time to time determine. Each share of Common Stock shall be entitled to one vote.

F-1

Annex G

FORM OF AMENDMENT

PROPOSED AMENDMENT TO THE MPC RESTATED CERTIFICATE OF INCORPORATION

TO INCREASE THE NUMBER OF DIRECTORS

Text of the proposed MPC board size COI amendment (deletions are indicated by strikeouts and additions are indicated by double-underlining):

Amend ARTICLE SIX, NUMBER OF DIRECTORS, as follows:

2. Number of Directors. The number of Directors which will constitute the whole Board shall be fixed from time to time exclusively by, and may be increased or decreased from time to time exclusively by, the affirmative vote of a majority of the Directors then in office (subject to such rights of holders of a series of shares of Preferred Stock to elect one or more Directors pursuant to any provisions contained in any Preferred Stock Designation), but in any event will not be less than three (3) or greater than fourteen (14)~~twelve (12)~~. In the event of any change in the authorized number of Directors, each Director then continuing to serve as such shall nevertheless continue as a Director of the class of which he or she is a member until the expiration of his or her current term, or the earlier of his or her death, resignation or removal. The Board shall specify the class to which a newly created directorship shall be allocated.

G-1

PART II

Item 20. Indemnification of Directors and Officers.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the rights of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

The MPC bylaws contain provisions that provide for indemnification of officers and directors to the fullest extent permitted by, and in the manner permissible under, applicable state and federal law, including the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its charter that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit. The MPC certificate of incorporation provides for such limitation of liability.

MPC expects to maintain standard policies of insurance under which coverage is provided to MPC’s directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and to MPC with respect to payments which may be made by MPC to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

In the merger agreement filed as Exhibit 2.1 hereto, MPC agrees, in addition to its existing indemnification obligations under the MPC governing documents, to indemnify and hold harmless each present and former director and officer of Andeavor or any of its subsidiaries and each other person who, at the request or for the benefit of Andeavor or any of its subsidiaries, is or was previously serving as a director or officer, Andeavor Logistics employee or fiduciary of any other person or any benefit plan of Andeavor or any benefit plan of any of Andeavor’s subsidiaries, determined at the effective time, from and against any costs or expenses (including reasonably attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement (including all interest, assessments and other charges) or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the first merger, whether asserted or claimed prior to, at or after the effective time of the first merger, to the fullest extent that Andeavor or the applicable subsidiary of Andeavor would have been permitted under Delaware law and under its certificate of incorporation or bylaws or other governing documents in effect on April 29, 2018 to indemnify such person. The merger agreement also provides that prior to the effective time, MPC or Andeavor is required to obtain and fully pay for a six-year “tail” insurance policy with benefits and levels of coverage no less favorable in any material respect to the indemnified parties than Andeavor’s existing policies, subject to a premium cap. If MPC and Andeavor fail to obtain such “tail” insurance policies as of the effective time of the first merger, the surviving entity in the merger will (and MPC will cause the surviving entity in the merger to) continue to maintain in effect for a period of at least six years from and after the effective time of the first merger the Andeavor D&O insurance in place as of April 29, 2018 with benefits and levels of coverage no less favorable in any material respect to the indemnified parties than that provided in Andeavor’s existing policies as of April 29, 2018, subject to a premium cap.

For more information on the indemnification and directors’ and officers’ insurance provisions in the merger agreement, see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” in the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4.

Item 21. Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of April 29, 2018, by and among Andeavor, Marathon Petroleum Corporation, Mahi Inc. and Mahi LLC (attached as Annex A to the joint proxy statement/prospectus which forms part of this registration statement). ±

2.2	Amendment to Agreement and Plan of Merger, dated as of July 3, 2018, by and among Andeavor, Marathon Petroleum Corporation, Mahi Inc. and Mahi LLC.**

3.1	Restated Certificate of Incorporation of Marathon Petroleum Corporation, dated as of June 22, 2011 (incorporated by reference herein to Exhibit 3.1 to MPC’s Current Report on Form 8-K filed on June 22, 2011, File No. 001-35054).

3.2	Certificate of Amendment, dated as of May 1, 2018, to Restated Certificate of Incorporation of Marathon Petroleum Corporation, dated June 22, 2011.**

3.3	Amended and Restated Bylaws of Marathon Petroleum Corporation, effective May 1, 2018 (incorporated by reference herein to Exhibit 3.1 to MPC’s Current Report on Form 8-K filed on May 1, 2018, File No. 001-35054).

5.1	Opinion of Jones Day.

8.1	Opinion of Sullivan & Cromwell LLP regarding certain federal income tax matters.

10.1	Voting and Support Agreement, dated as of April 29, 2018, by and among Andeavor, Marathon Petroleum Corporation, Mahi Inc., Mahi LLC, Paul L. Foster and Franklin Mountain Investments, LP (attached as Annex B to the joint proxy statement/prospectus which forms part of this registration statement).

23.1	Consent of Jones Day (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP relating to Marathon Petroleum Corporation’s financial statements.

23.3	Consent of Ernst & Young LLP relating to Andeavor’s financial statements.

23.4	Consent of Deloitte & Touche LLP relating to Western Refining, Inc.’s financial statements.

23.5	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1).

23.6	Consent of Barclays Capital Inc.

23.7	Consent of Goldman Sachs & Co. LLC.

24.1	Power of Attorney of Directors and Officers of Marathon Petroleum Corporation.**

99.1	Form of Marathon Petroleum Corporation Proxy Card.

99.2	Form of Andeavor Proxy Card; Form of Andeavor 401(k) Plan Proxy Card.

±	Pursuant to Item 601(b)(2) of Regulation S-K, MPC agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.
**	Previously filed.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

•	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d)	The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(f)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Findlay, in the State of Ohio, on the 20th day of July, 2018.

MARATHON PETROLEUM CORPORATION

By:	/s/ Gary R. Heminger
Gary R. Heminger Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gary R. Heminger Gary R. Heminger	Chairman of the Board and Chief Executive Officer (principal executive officer)	July 20, 2018

/s/ Timothy T. Griffith Timothy T. Griffith	Senior Vice President and Chief Financial Officer (principal financial officer)	July 20, 2018

/s/ John J. Quaid John J. Quaid	Vice President and Controller (principal accounting officer)	July 20, 2018

* Abdulaziz F. Alkhayyal	Director	July 20, 2018

* Evan Bayh	Director	July 20, 2018

* Charles E. Bunch	Director	July 20, 2018

* Steven A. Davis	Director	July 20, 2018

* Donna A. James	Director	July 20, 2018

* James E. Rohr	Director	July 20, 2018

* Frank M. Semple	Director	July 20, 2018

* J. Michael Stice	Director	July 20, 2018

* John P. Surma	Director	July 20, 2018

* The undersigned, by signing his name hereto, does sign and execute this Amendment No. 2 to the registration statement on Form S-4 pursuant to the Power of Attorney executed by the above-named directors of the registrant, which is being filed herewith on behalf of such directors.

By:	/s/ Gary R. Heminger	July 20, 2018
Gary R. Heminger Attorney-in-Fact